As filed with the Securities and Exchange Commission on July 13, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Bonanza Creek Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1311	61-1630631
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

410 17th Street, Suite 1400

Denver, Colorado 80202

(720) 440-6100

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Cyrus D. Marter IV

Executive Vice President, General Counsel and Secretary

Bonanza Creek Energy, Inc.

410 17th Street, Suite 1400

Denver, Colorado 80202

(720) 440-6100

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Shelley A. Barber Stephen M. Gill Vinson & Elkins LLP 1114 Avenue of the Americas, 32nd Floor New York, NY 10036 (212) 237-0000	Eric Christ Vice President, General Counsel and Corporate Secretary Extraction Oil & Gas, Inc. 370 17th Street, Suite 5200 Denver, CO 80202 (720) 557-8300	Julian Seiguer, P.C. Doug Bacon, P.C. Bryan Flannery Kirkland & Ellis LLP 609 Main Street Houston, TX 77002 (713) 836-3600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share of Common Stock	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	30,936,254	N/A	$1,414,396,762.90	$154,310.69

(1)

Represents the maximum number of shares of Bonanza Creek Energy, Inc. (“Bonanza Creek”) common stock, par value $0.01 per share (“Bonanza Creek common stock”), issuable to stockholders of Extraction Oil & Gas, Inc. (“Extraction”) upon the completion of Bonanza Creek’s acquisition of Extraction pursuant to the Extraction merger described herein. This number is based on (i) 26,226,530, the total number of shares of Extraction common stock, par value $0.01 per share (the “Extraction common stock”), estimated to be issued and outstanding immediately prior to completion of the Extraction merger, including shares issuable upon the settlement of Extraction stock-based awards outstanding as of July 12, 2020 that are or may become issuable upon settlement prior to completion of the mergers multiplied by 1.1711, the exchange ratio under the Extraction merger agreement described in the joint proxy statement/prospectus contained herein and (ii) up to 222,365, the number of shares of Bonanza Creek common stock issuable equal to the June 30, 2021 dividend equalization payment described in the joint proxy statement/prospectus contained herein.

(2)

Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(f)(1) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the Bonanza Creek common stock was calculated as follows: the product of (1) $53.93, the average of the high and low prices per share of Extraction common stock as of July 12, 2021, as quoted on the Nasdaq Stock Market, and (2) 26,226,530, the number of shares of Extraction common stock that may be exchanged or converted for the securities being registered.

(3)

The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act, by multiplying the proposed maximum aggregate offering price for the securities by 0.0001091.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Bonanza Creek may not issue the securities offered by this joint proxy statement/prospectus until the registration statement containing this joint proxy statement/prospectus has been declared effective by the Securities and Exchange Commission. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

SUBJECT TO COMPLETION, DATED July 13, 2021

MERGERS PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Bonanza Creek Energy, Inc. and Extraction Oil & Gas, Inc.:

On behalf of the boards of directors of Bonanza Creek Energy, Inc. (“Bonanza Creek”) and Extraction Oil & Gas, Inc. (“Extraction”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to (i) the merger of equals business combination between Bonanza Creek and Extraction and (ii) the combined company’s simultaneous acquisition of CPPIB Crestone Peak Resources America Inc. (“Crestone Peak”). We are requesting that you take certain actions as a Bonanza Creek or Extraction stockholder.

On May 9, 2021, Bonanza Creek, Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Bonanza Creek (“Raptor Eagle Merger Sub”), and Extraction, entered into an Agreement and Plan of Merger (the “Extraction merger agreement”), providing for a merger of equals through the merger of Raptor Eagle Merger Sub with and into Extraction (the “Extraction merger”), with Extraction continuing its existence as the surviving company and a wholly owned subsidiary of Bonanza Creek following the Extraction merger (the “Extraction surviving company”).

If the Extraction merger is completed, subject to certain exceptions, each holder of common stock, par value $0.01 per share, of Extraction (the “Extraction common stock”) will be entitled to receive 1.1711 shares of common stock, par value $0.01 per share, of Bonanza Creek (the “Bonanza Creek common stock”) for each of its shares of Extraction common stock (the “exchange ratio”), with cash paid in lieu of the issuance of fractional shares, if any. In addition, in the event Bonanza Creek pays one or more dividends to its stockholders following the date of the Extraction merger agreement and prior to the Extraction effective time (“Bonanza Creek quarterly dividends”), in accordance with the terms of the Extraction merger agreement, Bonanza Creek shall, at the Extraction effective time, pay to each eligible Extraction stockholder a dividend equalization payment of Bonanza Creek common stock in an amount equal to the quotient of (x) the aggregate per share amount of any Bonanza Creek quarterly dividends declared or paid after the date of the Extraction merger agreement and with a record date prior to the Extraction effective time, multiplied by the exchange ratio, and divided by (y) the average trading price of Bonanza Creek common stock at the time of the payment of all such Bonanza Creek quarterly dividends, based on a volume-weighted average closing price of Bonanza Creek common stock over the five trading days immediately prior to the payment date of each Bonanza Creek quarterly dividend (the “dividend equalization payment”) such that the eligible stockholders of Extraction common stock receive substantially equivalent aggregate value as compared to the aggregate amount of any Bonanza Creek quarterly dividends. Bonanza Creek paid a quarterly cash dividend of $0.35 per share of Bonanza Creek common stock on June 30, 2021 to shareholders of record at the close of business on June 15, 2021. Pursuant to the Extraction merger agreement, each holder of Extraction common stock will receive a dividend equalization payment of approximately 0.008479 shares of Bonanza Creek common stock per share of Extraction common stock as part of the Extraction merger consideration, with cash paid in lieu of the issuance of fractional shares, if any.

Following the completion of the Extraction merger, assuming the Crestone Peak merger is not consummated, it is anticipated that persons who were stockholders of Bonanza Creek and Extraction immediately prior to the Extraction merger will own approximately 50% and 50% of the combined company, respectively.

On June 6, 2021, Bonanza Creek, Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Bonanza Creek (“Raptor Condor Merger Sub 1”), Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Bonanza Creek (“Raptor Condor Merger Sub 2”), Crestone Peak Resources LP, a Delaware limited partnership (“CPR”), CPPIB Crestone Peak Resources America Inc., a Delaware corporation (“Crestone Peak”), Crestone Peak Resources Management LP, a Delaware limited partnership (“CPR Management LP”), and, solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X thereof, Extraction, entered into an Agreement and Plan of Merger (the “Crestone Peak merger agreement”).

The Crestone Peak merger agreement, among other things, provides for Bonanza Creek’s acquisition of Crestone Peak through (i) the merger of Raptor Condor Merger Sub 1 with and into Crestone Peak (the “Merger Sub 1 merger”), with Crestone Peak continuing its existence as the surviving corporation following the Merger Sub 1 merger (the “Crestone Peak surviving corporation”), and (ii) the subsequent merger of Crestone Peak, as the surviving corporation, with and into Raptor Condor Merger Sub 2 (the “Merger Sub 2 merger” and together with the Merger Sub 1 merger, the “Crestone Peak merger”), with Raptor Condor Merger Sub 2 continuing as the surviving entity as a wholly owned subsidiary of Bonanza Creek (the “Crestone surviving company”).

Subject to the terms and conditions of the Crestone Peak merger agreement, at the effective time of the Merger Sub 1 merger (the “Merger Sub 1 Merger effective time”), the issued and outstanding shares of Crestone Peak common stock, par value $0.01 per share (“Crestone Peak common stock”) as of immediately prior to the Merger Sub 1 Merger effective time (excluding shares of Crestone Peak common stock held by Crestone Peak as treasury shares or by Bonanza Creek or Raptor Condor Merger Sub 1 immediately prior to the Merger Sub 1 Merger effective time, which shall automatically be cancelled without any consideration therefor), will be converted into the right to collectively receive 22,500,000 shares of Bonanza Creek common stock (the “Crestone Peak merger consideration”).

The closing of the Crestone Peak merger is expressly conditioned on the closing of the Extraction merger pursuant to the Extraction merger agreement prior to or substantially concurrently with the closing of the Crestone Peak merger. Following the completion of the Crestone Peak merger, it is anticipated that persons who were stockholders of Bonanza Creek, Extraction and Crestone Peak immediately prior to the Crestone Peak merger will own approximately 37%, 37% and 26% of the combined company, respectively.

Upon consummation of the Extraction merger, Bonanza Creek’s name will be changed to “Civitas Resources, Inc.” and Bonanza Creek’s stock symbol on the NYSE will be changed to “CIVI.”

Completion of the Extraction merger requires, among other things, the separate approvals of the Bonanza Creek stockholders and the Extraction stockholders. To obtain the required stockholder approvals, Bonanza Creek and Extraction will each hold special meetings of their respective stockholders in connection with the Extraction merger (respectively, the “Bonanza Creek special meeting” and “Extraction special meeting”). Completion of the Crestone Peak merger requires, among other things, the separate approvals of the Bonanza Creek stockholders and CPPIB Crestone Peak Resources Canada Inc., a Canadian corporation and the sole stockholder of Crestone Peak (the “Crestone Peak Stockholder”). To obtain the required stockholder approvals, Bonanza Creek will hold the Bonanza Creek special meeting in connection with the Crestone Peak merger. The Crestone Peak Stockholder has delivered a written consent approving and adopting the Crestone Peak merger agreement and the transactions contemplated thereby, including, with respect to Crestone Peak, the Merger Sub 1 merger.

At the Bonanza Creek special meeting, the Bonanza Creek stockholders will be asked to vote on (i) a proposal to approve the issuance of shares of Bonanza Creek common stock to the Extraction stockholders in connection with the transactions pursuant to the terms of the Extraction merger agreement (the “Extraction share issuance proposal”) and (ii) a proposal to approve the issuance of shares of Bonanza Creek common stock to the Crestone Peak stockholders in connection with the transactions pursuant to the terms of the Crestone Peak merger agreement (the “Crestone Peak share issuance proposal”). Approval of each of the Extraction and Crestone Peak share issuance proposals requires the affirmative vote of a majority of votes cast by Bonanza Creek stockholders entitled to vote thereon and present or represented by proxy at the Bonanza Creek special meeting. If the Bonanza Creek stockholders approve the Extraction share issuance proposal but not the Crestone Peak share issuance proposal, then Extraction and Bonanza Creek will move forward with the Extraction merger. If the Bonanza Creek stockholders approve the Crestone Peak share issuance proposal but not the Extraction share issuance proposal, the parties will not move forward with any of the mergers.

The Bonanza Creek special meeting will be held on                     , 2021 at         , Mountain Time. The Bonanza Creek special meeting will be a virtual meeting conducted via live audio webcast, which you can attend by registering at www.proxydocs.com/BCEI and following the subsequent instructions. Bonanza Creek’s board of directors (the “Bonanza Creek board”) unanimously recommends that Bonanza Creek stockholders vote “FOR” each of the Extraction and Crestone Peak share issuance proposals.

At the Extraction special meeting, Extraction stockholders will be asked to vote on (i) a proposal to approve and adopt the Extraction merger agreement (the “Extraction merger proposal”); and (ii) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Extraction’s named executive officers that is based on or otherwise relates to the merger (the “Extraction compensation proposal”). Approval of the Extraction merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Extraction common stock entitled to vote on such proposal is required to approve the Extraction merger. Approval of the Extraction compensation proposal, on a non-binding advisory basis, requires the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon. This joint proxy statement/prospectus, of which this notice is a part, describes the Extraction proposals.

In connection with the execution of the Extraction merger agreement, Kimmeridge Energy Management Company, LLC (“Kimmeridge”), which is the investment adviser to the parent company of Kimmeridge Chelsea, LLC (the “Kimmeridge Fund”), entered into a voting agreement with Bonanza Creek and Extraction (the “voting agreement”) with respect to all shares of Extraction common stock beneficially owned by Kimmeridge, and any additional shares of Extraction common stock that Kimmeridge acquires between the date of the voting agreement and the termination of the voting agreement (the “voting agreement shares”). As of the Extraction record date, Kimmeridge holds and is entitled to vote in the aggregate approximately     % of the issued and outstanding shares of Extraction common stock entitled to vote at the Extraction special meeting. Pursuant to the voting agreement, Kimmeridge has agreed to vote its shares in favor of the matters to be submitted to Extraction’s stockholders in connection with the Extraction merger, subject to the terms and conditions set forth in the voting agreement. For more information on the voting agreement, please see the section entitled “Extraction Special Meeting — Voting Agreement with Kimmeridge.”

The Extraction special meeting will be held on                     , 2021 at         , Mountain Time. The Extraction special meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting www.virtualshareholdermeeting.com/XOG2021SM. The Extraction board unanimously recommends that Extraction stockholders (i) vote “FOR” the Extraction merger proposal and (ii) vote “FOR” the Extraction compensation proposal.

Although the number of shares of Bonanza Creek common stock that Extraction and Crestone Peak stockholders will receive in exchange for their shares of Extraction common stock and Crestone Peak common stock, respectively, is fixed, the market value of the Extraction and Crestone Peak merger consideration will fluctuate with the market price of Bonanza Creek common stock and will not be known at the time Extraction stockholders vote to approve and adopt the Extraction merger agreement or at the time Bonanza Creek stockholders vote to approve each of the Extraction and Crestone Peak share issuance proposals. Based on the closing price of Bonanza Creek common stock on the New York Stock Exchange (“NYSE”) on May 7, 2021, the last trading day before the public announcement of the parties entering into the Extraction merger agreement, the Extraction merger consideration represented approximately $43.85 in value for each share of Extraction common stock. Based on the closing price of Bonanza Creek common stock on the NYSE on                     , 2021, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, the Extraction merger consideration represented approximately $         in value for each share of Extraction common stock.

We urge you to obtain current market quotations for Bonanza Creek common stock (NYSE trading symbol “BCEI”) and Extraction common stock (NASDAQ trading symbol “XOG”).

The obligations of Bonanza Creek, Extraction and Crestone Peak to complete the mergers are subject to the satisfaction or waiver of a number of conditions set forth in each of the Extraction and Crestone Peak merger agreements, a copy of which is attached as Annex A and Annex F, respectively, to the accompanying joint proxy statement/prospectus.

The accompanying joint proxy statement/prospectus describes the Bonanza Creek special meeting and each of the Extraction and Crestone Peak share issuance proposals to be considered thereat, the Extraction special meeting and the Extraction proposals to be considered thereat, and the mergers. Please carefully read the entire accompanying joint proxy statement/prospectus, including “Risk Factors” beginning on page 50, for a discussion of the risks relating to the proposed mergers. You also can obtain information about Bonanza Creek and Extraction from documents that each has filed with the Securities and Exchange Commission (the “SEC”) and information about Crestone Peak from the documents attached hereto. Please see “Where You Can Find More Information” beginning on page 292 of the accompanying joint proxy statement/prospectus for how you may obtain such information about Bonanza Creek and Extraction and Annex J, K and L attached hereto with respect to Crestone Peak.

Sincerely,

Eric T. Greager President and Chief Executive Officer Bonanza Creek Energy, Inc.	Thomas B. Tyree Jr. Chief Executive Officer Extraction Oil & Gas, Inc.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transactions described in the accompanying joint proxy statement/prospectus or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated                     , 2021, and is first being mailed to Bonanza Creek stockholders of record and Extraction stockholders of record on or about                     , 2021.

BONANZA CREEK ENERGY, INC.

410 17th Street, Suite 1400

Denver, CO 80202

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2021

Dear Stockholder:

You are cordially invited to attend the special meeting of stockholders (the “Bonanza Creek special meeting”) of Bonanza Creek Energy, Inc. (“Bonanza Creek”), to be held at                 , Mountain Time, on                     , 2021. The Bonanza Creek special meeting will be a completely virtual meeting, which will be conducted through an audio webcast. You may attend by registering at www.proxydocs.com/BCEI and following the subsequent instructions. You may be required to enter the control number included on the proxy card you received or in the instructions that accompanied your proxy materials. The Bonanza Creek special meeting is being held for the following purposes:

•

To vote on a proposal to approve the issuance of shares of Bonanza Creek common stock, par value $0.01 per share (“Bonanza Creek common stock”), to stockholders of Extraction Oil & Gas, Inc. (“Extraction”), in connection with the transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of May 9, 2021 (as amended from time to time, the “Extraction merger agreement”), by and among Bonanza Creek, Extraction and Raptor Eagle Merger Sub, Inc., a wholly owned subsidiary of Bonanza Creek (“Raptor Eagle Merger Sub”) (the “Extraction share issuance” and such proposal, the “Extraction share issuance proposal”); and

•

To vote on a proposal to approve the issuance of shares of Bonanza Creek common stock, to stockholders of CPPIB Crestone Peak Resources America Inc. (“Crestone Peak”), in connection with the transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of June 6, 2021 (as amended from time to time, the “Crestone Peak merger agreement”), by and among Bonanza Creek, Raptor Condor Merger Sub 1, Inc., a wholly owned subsidiary of Bonanza Creek (“Raptor Condor Merger Sub 1”), Raptor Condor Merger Sub 2, LLC, a wholly owned subsidiary of Bonanza Creek (“Raptor Condor Merger Sub 2”), Crestone Peak Resources LP (“CPR”), Crestone Peak, Crestone Peak Resources Management LP (“CPR Management LP”), and, solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X thereof, Extraction (the “Crestone Peak share issuance” and such proposal, the “Crestone Peak share issuance proposal”).

Bonanza Creek will transact no other business at the Bonanza Creek special meeting, except such business as may properly be brought before the Bonanza Creek special meeting or any adjournments or postponements thereof by or at the direction of the Bonanza Creek board of directors (the “Bonanza Creek board”) in accordance with Section 2.9 of Bonanza Creek’s fourth amended and restated bylaws. This joint proxy statement/prospectus, of which this notice is a part, describes the proposals listed above in more detail. Please refer to the attached documents, including the Extraction and Crestone Peak merger agreements and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Bonanza Creek special meeting. You are encouraged to read the entire document carefully before voting. In particular, please see “The Extraction Merger” beginning on page 86 for a description of the transactions contemplated by the Extraction merger agreement, including the Extraction share issuance, “The Crestone Peak Merger” beginning on page 184 for a description of the transactions contemplated by the Crestone Peak merger agreement, including the Crestone Peak share issuance and “Risk Factors” beginning on page 50 for an explanation of the risks associated with the mergers and the other transactions contemplated by the Extraction and Crestone Peak merger agreements, including the Extraction and Crestone Peak share issuances.

The Extraction merger agreement, among other things, provides for the merger of Raptor Eagle Merger Sub with and into Extraction (the “Extraction merger”), with Extraction continuing its existence as the Extraction surviving company and a wholly owned subsidiary of Bonanza Creek following the Extraction merger (the “Extraction surviving company”). The Crestone Peak merger agreement, among other things, provides for (i) the merger of Raptor Condor Merger Sub 1 with and into Crestone Peak (the “Merger Sub 1 merger”), with Crestone Peak continuing its existence as the surviving company and a wholly owned subsidiary of Bonanza Creek following the Merger Sub 1 merger (the “Crestone Peak surviving corporation”) and (ii) the subsequent merger of the Crestone Peak surviving corporation with and into Raptor Condor Merger Sub 2 (the “Merger Sub 2 merger” and together with the Merger Sub 1 merger, the “Crestone Peak merger”), with Raptor Condor Merger Sub 2 continuing as the surviving entity as a wholly owned subsidiary of Bonanza Creek (the “Crestone surviving company”).

The closing of the Extraction merger is not conditioned upon the closing of the Crestone Peak merger, thus, if Bonanza Creek stockholders reject the Crestone Peak merger, Bonanza Creek will still be able to separately move forward with the Extraction merger. The closing of the Crestone Peak merger, however, is conditioned upon the closing of the Extraction merger. Thus, if Bonanza Creek stockholders reject the Extraction merger, Bonanza Creek will not be able to separately move forward with the Crestone Peak merger.

Approval of each of the Extraction and Crestone Peak share issuance proposals by the affirmative vote of a majority of votes cast by the holders of Bonanza Creek common stock (such holders, the “Bonanza Creek stockholders”), entitled to vote thereon and present or represented by proxy at the Bonanza Creek special meeting, is required to complete the mergers and the other transactions contemplated thereby. You are encouraged to read the entire document carefully.

The Bonanza Creek board has fixed the close of business on                     , 2021 as the record date for the determination of the Bonanza Creek stockholders entitled to receive notice of, and to vote at, the Bonanza Creek special meeting or any adjournments or postponements thereof. Only Bonanza Creek stockholders of record on the record date are entitled to receive notice of, and to vote at, the Bonanza Creek special meeting or any adjournments or postponements thereof. For additional information regarding the Bonanza Creek special meeting, please see “Bonanza Creek Special Meeting” beginning on page 69 of this joint proxy statement/prospectus, of which this notice is a part.

The Bonanza Creek board, at meetings duly called and held, has by unanimous vote (i) determined that each of the Extraction and Crestone Peak merger agreements and the transactions contemplated thereby, including each of the Extraction and Crestone Peak share issuances, are fair to, and in the best interests of Bonanza Creek and the Bonanza Creek stockholders, (ii) approved and declared advisable each of the Extraction and Crestone Peak merger agreements and the transactions contemplated thereby, including each of the Extraction and Crestone Peak share issuances, and (iii) recommended that the Bonanza Creek stockholders approve each of the Extraction and Crestone Peak share issuances. The Bonanza Creek board unanimously recommends that Bonanza Creek stockholders vote “FOR” each of the Extraction and Crestone Peak share issuance proposals.

As a Bonanza Creek stockholder, you play an important role in our company by considering and taking action on these matters. We appreciate the time and attention you invest in making thoughtful decisions.

Please vote as promptly as possible, whether or not you plan to attend the Bonanza Creek special meeting. If your shares are held in the name of a broker, bank, or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank, or other nominee. If you hold your shares in your own name, please submit a proxy to vote your shares as promptly as possible by (i) visiting the internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card, or (iii) signing and returning your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy will not prevent you from voting at the virtual meeting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Bonanza Creek common stock entitled to vote thereon and who is present at the Bonanza Creek special meeting may vote at the virtual meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Bonanza Creek special meeting in the manner described in this joint proxy statement/prospectus, of which this notice is a part.

If you have any questions concerning the Extraction or Crestone Peak share issuance proposals, the mergers, or this joint proxy statement/prospectus, of which this notice is a part, would like additional copies, or need help voting your shares of Bonanza Creek common stock, please contact Bonanza Creek’s proxy solicitors:

MacKenzie Partners, Inc.

Banks and Brokers, Please Call: (212) 929-5500

Shareholders, Please Call Toll-Free: (800) 322-2885

E-mail: PROXY@MACKENZIEPARTNERS.COM

Your vote is very important. The merger between Bonanza Creek and Extraction cannot be completed without the approval of the Extraction share issuance proposal by the affirmative vote of a majority of votes cast by Bonanza Creek stockholders entitled to vote thereon and present at the virtual meeting or represented by proxy at the Bonanza Creek special meeting. The merger between Bonanza Creek and Crestone Peak cannot be completed without the approval of both of the Extraction and Crestone Peak share issuance proposals by the affirmative vote of a majority of votes cast by Bonanza Creek stockholders entitled to vote thereon and present at the virtual meeting or represented by proxy at the Bonanza Creek special meeting. Abstentions will have the same effect as a vote “AGAINST” each of the Extraction and Crestone Peak share issuance proposals. Broker non-votes and the failure to submit a proxy or vote at the virtual Bonanza Creek special meeting will have no effect on each of the Extraction and Crestone Peak share issuance proposals.

By order of the Board of Directors,

Eric T. Greager

President and Chief Executive Officer

Bonanza Creek Energy, Inc.

EXTRACTION OIL & GAS, INC.

370 17th Street, Suite 5200

Denver, CO 80202

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2021

Dear Stockholder:

You are cordially invited to attend the special meeting of stockholders (the “Extraction special meeting”) of Extraction Oil & Gas, Inc. (“Extraction”), to be held at                 , Mountain Time, on                     , 2021, for the following purposes:

•

To vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of May 9, 2021 (as amended from time to time, the “Extraction merger agreement”), by and among Bonanza Creek Energy, Inc. (“Bonanza Creek”), Extraction and Raptor Eagle Merger Sub, Inc., a wholly owned subsidiary of Bonanza Creek (“Raptor Eagle Merger Sub”) (the “Extraction merger proposal”); and

•

To vote on a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Extraction’s named executive officers that is based on or otherwise relates to the Extraction merger (as defined below) (the “Extraction compensation proposal”).

Due to the public health impact of the coronavirus pandemic (“COVID-19”), and to support the health and well-being of Extraction’s stockholders, employees, and their families, Extraction will hold the special meeting in virtual format only. You will be able to attend and participate in the special meeting online by registering prior to                 , Eastern Time (                , Mountain Time), on                     , 2021 at www.virtualshareholdermeeting.com/XOG2021SM and following the instructions provided upon registration.

Extraction will transact no other business at the Extraction special meeting, except such business as may properly be brought before the Extraction special meeting or any adjournments or postponements thereof by or at the direction of the Extraction board of directors (the “Extraction board”) in accordance with Section 2.8 of Extraction’s amended and restated bylaws, which provide that the Chairperson of a meeting of stockholders shall have the right and authority to convene, adjourn and reconvene the meeting from time to time in the Chairperson’s discretion. No vote of Extraction’s stockholders is required for any adjournment or postponement. If the requisite vote to approve the Extraction merger proposal has not been received at the time of the Extraction special meeting (or such adjourned meeting), Extraction may choose to solicit additional proxies in favor of the Extraction merger proposal. This joint proxy statement/prospectus, of which this notice is a part, describes the Extraction proposals in more detail. Please refer to the attached documents, including the Extraction merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Extraction special meeting. You are encouraged to read the entire document carefully before voting. In particular, please see “The Extraction Merger” beginning on page 86 for a description of the transactions contemplated by the Extraction merger agreement and “Risk Factors” beginning on page 50 for an explanation of the risks associated with the Extraction merger and the transactions contemplated by the Extraction merger agreement.

Approval of the Extraction merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Extraction common stock, par value $0.01 per share (“Extraction common stock”), entitled to vote on such proposal is required to approve the merger and complete the merger between Extraction and Raptor Eagle Merger Sub, as contemplated pursuant to the Extraction merger agreement (the “Extraction merger”). Approval of the Extraction compensation proposal, on a non-binding advisory basis, requires the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon (the “Extraction stockholders”).

The Extraction board has fixed the close of business on                     , 2021 as the record date for the determination of the Extraction stockholders entitled to receive notice of, and to vote at, the Extraction special meeting or any adjournments or postponements thereof. The Extraction stockholders of record as of the close of business on the record date are the only Extraction stockholders that are entitled to receive notice of, and to vote at, the Extraction special meeting or any adjournments or postponements thereof. For additional information regarding the Extraction special meeting, please see “Extraction Special Meeting” beginning on page 77 of this joint proxy statement/prospectus, of which this notice is a part.

The Extraction board, at a meeting duly called and held, has by unanimous vote (i) declared that the Extraction merger agreement and the transactions contemplated thereby are fair to, and in the best interests of Extraction and the Extraction stockholders, (ii) approved and declared advisable the Extraction merger agreement and the transactions contemplated thereby and (iii) recommended that the Extraction stockholders approve and adopt the Extraction merger agreement and the transactions contemplated thereby. The Extraction board unanimously recommends that Extraction stockholders (i) vote “FOR” the Extraction merger proposal and (ii) vote “FOR” the Extraction compensation proposal.

As an Extraction stockholder, you play an important role in our company by considering and taking action on these matters. We appreciate the time and attention you invest in making thoughtful decisions.

Please vote as promptly as possible, whether or not you plan to attend the Extraction special meeting. If your shares are held in the name of a broker, bank, or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank, or other nominee. If you hold your shares in your own name, submit a proxy card to vote your shares as promptly as possible by (i) visiting www.proxyvote.com or (ii) submitting your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy card will not prevent you from voting at the virtual Extraction special meeting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Extraction common stock entitled to vote thereon and who is present at the Extraction special meeting may vote at the virtual Extraction special meeting, thereby revoking any previous proxy card. In addition, a proxy card may also be revoked in writing before the Extraction special meeting in the manner described in this joint proxy statement/prospectus, of which this notice is a part.

If you have any questions concerning the Extraction merger proposal, the Extraction compensation proposal or this joint proxy statement/prospectus, of which this notice is a part, would like additional copies, or need help voting your shares of Extraction common stock, please contact:

Extraction Oil & Gas, Inc.

370 17th Street, Suite 5200

Denver, CO 80202

(720) 557-8300

Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll-Free: (844) 202-6026

E-mail:info@okapipartners.com

Your vote is very important. The merger between Bonanza Creek and Extraction cannot be completed without the approval of the Extraction merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Extraction common stock entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the Extraction merger proposal and the Extraction compensation proposal. Broker non-votes and the failure to submit a proxy or vote at the virtual Extraction special meeting will have the same effect as a vote “AGAINST” the Extraction merger proposal and will have no effect on the Extraction compensation proposal.

By order of the Board of Directors,

Thomas B. Tyree Jr.

Chief Executive Officer

Extraction Oil & Gas, Inc.

ADDITIONAL INFORMATION

Both Bonanza Creek and Extraction file annual, quarterly, and current reports, proxy statements, and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Bonanza Creek at www.bonanzacrk.com and from Extraction at www.extractionog.com, as applicable. The information contained on, or that may be accessed through, Bonanza Creek’s and Extraction’s websites is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

Bonanza Creek has filed with the SEC a registration statement on Form S-4 with respect to the shares of Bonanza Creek common stock issuable to the Extraction stockholders in the Extraction merger, of which this joint proxy statement/prospectus forms a part. This joint proxy statement/prospectus constitutes the prospectus of Bonanza Creek filed as part of the registration statement. This joint proxy statement/prospectus also addresses the vote of the Bonanza Creek stockholders on the issuance of Bonanza Creek common stock in connection with the Crestone Peak merger. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules, and exhibits, at the SEC’s website mentioned above. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.

This joint proxy statement/prospectus incorporates important business and financial information about Bonanza Creek and Extraction from documents that are not attached to this joint proxy statement/prospectus. This information, and information included in the annexes attached hereto regarding Crestone Peak, is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus or attached to this joint proxy statement/prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing or by telephone from the appropriate company or its proxy solicitor (if applicable) at the following addresses and telephone numbers:

For Bonanza Creek stockholders:

Bonanza Creek Energy, Inc.

410 17th Street, Suite 1400

Denver, CO 80202

(720) 440-6100

Bonanza Creek Energy, Inc.

c/o MacKenzie Partners, Inc.

Banks and Brokers, Please Call: (212) 929-5500

Shareholders, Please Call Toll-Free: (800) 322-2885

E-mail: PROXY@MACKENZIEPARTNERS.COM

For Extraction stockholders:

Extraction Oil & Gas, Inc.

370 17th Street, Suite 5200

Denver, CO 80202

(720) 557-8300

Extraction Oil & Gas, Inc.

c/o Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call:

(212) 297-0720

Shareholders and All Others Call Toll-Free:

(844) 202-6026

E-mail:info@okapipartners.com

If you would like to request any documents, please do so by                     , 2021, which is five business days prior to the date of the Bonanza Creek special meeting and the Extraction special meeting, in order to receive them before the applicable meeting.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus or attached to this joint proxy statement/prospectus and how you may obtain it, please see “Where You Can Find More Information.”

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Bonanza Creek (File No. 333-                ), constitutes a prospectus of Bonanza Creek under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Bonanza Creek common stock issuable to Extraction stockholders and Crestone Peak stockholders in the mergers. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Extraction and Bonanza Creek under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This joint proxy statement/prospectus also constitutes a notice of meeting with respect to the Bonanza Creek special meeting and a notice of meeting with respect to the Extraction special meeting.

You should rely only on the information contained in, attached to, or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, attached to, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                     , 2021, and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date. You should also assume that the information attached to and incorporated by reference into this joint proxy statement/prospectus is only accurate as of the date of such information. Neither the mailing of this joint proxy statement/prospectus to Bonanza Creek stockholders or Extraction stockholders nor the issuance by Bonanza Creek of shares of Bonanza Creek common stock pursuant to each of the Extraction and Crestone Peak merger agreements will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Bonanza Creek has been provided by Bonanza Creek, information contained in this joint proxy statement/prospectus regarding Extraction has been provided by Extraction and information contained in this joint proxy statement/prospectus regarding Crestone Peak has been provided by Crestone Peak.

All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars. All references in this joint proxy statement/prospectus to:

•	“Bonanza Creek” refer to Bonanza Creek Energy, Inc., a Delaware corporation;

•	“Bonanza Creek board” refer to the Bonanza Creek board of directors;

•	“Bonanza Creek common stock” refer to the common stock of Bonanza Creek, par value $0.01 per share;

•

“Bonanza Creek quarterly dividends” refer to one or more dividends Bonanza Creek may pay to its stockholders following the date of the Extraction merger agreement and prior to the Extraction effective time;

•	“Bonanza Creek special meeting” refer to the meeting of the Bonanza Creek stockholders in connection with the transactions, as may be adjourned or postponed from time to time;

•	“Bonanza Creek stockholders” refer to holders of Bonanza Creek common stock;

•	“closing” refer to the closing of the transactions contemplated by the Extraction merger agreement and the Crestone Peak merger agreement;

•	“combined company” refer to Bonanza Creek, after giving effect to the mergers, which will be known as “Civitas Resources, Inc.” and traded on the NYSE under the symbol “CIVI”;

•

“Converted RSU” refer to each Extraction RSU Award that will be assumed by Bonanza Creek and converted into a number of restricted stock units with respect to shares (rounded to the nearest number of whole shares) of Bonanza Creek common stock;

•	“COPAS” refer to Council of Petroleum Accountants Society;

•	“CPP Investments” refer to Canada Pension Plan Investment Board, a Canadian Crown corporation;

•	“CPR” refer to Crestone Peak Resources LP, a Delaware limited partnership;

•	“CPR Management LP” refer to Crestone Peak Resources Management, LP, a Delaware limited partnership;

•	“CPR OpCo” refer to Crestone Peak Resources LLC, a Delaware limited liability company;

•	“Crestone Peak” refer to CPPIB Crestone Peak Resources America Inc., a Delaware corporation;

•	“Crestone Peak common stock” refer to the common stock of Crestone Peak, par value $0.01 per share;

•

“Crestone Peak Eligible Shares” refer to the issued and outstanding shares of Crestone Peak common stock (excluding shares of Crestone Peak common stock held by Crestone Peak as treasury shares or by Bonanza Creek or Raptor Condor Merger Sub 1 immediately prior to the Merger Sub 1 merger effective time) immediately prior to the Merger Sub 1 merger effective time;

•

“Crestone Peak Financial Statements” refer to audited consolidated financial statements of Crestone Peak and its subsidiaries at and for the years ended December 31, 2020, and December 31, 2019, together with the related executed audit opinion of the independent public accountants of Crestone Peak, and unaudited condensed consolidated financial statements of Crestone Peak and its subsidiaries at and for the three months ended March 31, 2021 and 2020 included as Annexes K and L, respectively;

•	“Crestone Peak merger” refer to (i) the Merger Sub 1 merger and (ii) the subsequent Merger Sub 2 merger;

•

“Crestone Peak merger agreement” refer to the Agreement and Plan of Merger, dated as of June 6, 2021, by and among Bonanza Creek, Raptor Condor Merger Sub 1, Raptor Condor Merger Sub 2, CPR, Crestone Peak, Crestone Peak Management, and solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X thereof, Extraction, as amended, supplemented or otherwise modified through the date hereof;

•	“Crestone Peak merger consideration” refer to the right of the Crestone Peak Eligible Shares to be converted into the right to collectively receive 22,500,000 shares of Bonanza Creek common stock;

•

“Crestone Peak share issuance” refer to the issuance of shares of Bonanza Creek common stock to the Crestone Peak Stockholder in connection with the transactions pursuant to the terms of the Crestone Peak merger agreement;

•	“Crestone Peak share issuance proposal” refer to the proposal to approve the Crestone Peak share issuance;

•	“Crestone Peak Stockholder” refer to CPPIB Crestone Peak Resources Canada Inc., a Canadian corporation;

•	“Crestone Peak surviving corporation” refer to Crestone Peak following the Merger Sub 1 merger (as a wholly owned subsidiary of Bonanza Creek);

•	“Crestone surviving company” refer to Raptor Condor Merger Sub 2 following the Merger Sub 2 merger (as a wholly owned subsidiary of Bonanza Creek);

•	“DGCL” refer to Delaware General Corporation Law;

•	“DLLCA” refer to Delaware Limited Liability Company Act;

•

“dividend equalization payment” refer to an amount of Bonanza Creek common stock equal to the quotient of (x) the aggregate per share amount of any Bonanza Creek quarterly dividends declared or paid after the date of the Extraction merger agreement and with a record date prior to the Extraction effective time, multiplied by the exchange ratio, and divided by (y) the average trading price of Bonanza Creek common stock at the time of the payment of all such Bonanza Creek quarterly dividends, based on a volume-weighted average closing price of Bonanza Creek common stock over the five trading days immediately prior to the payment date of each Bonanza Creek quarterly dividend;

•	“EBITDAX” refer to earnings before interest, income taxes, depreciation, depletion, amortization and exploration expense;

•	“Exchange Act” refer to the Securities Exchange Act of 1934, as amended;

•

“exchange ratio” refer to the ratio of 1.1711 shares of Bonanza Creek common stock per issued and outstanding share of Extraction common stock that will be issued to holders of Extraction Eligible Shares in connection with the Extraction merger;

•	“Extraction” refer to Extraction Oil & Gas, Inc., a Delaware corporation;

•	“Extraction board” refer to the Extraction board of directors;

•	“Extraction common stock” refer to the common stock of Extraction, par value $0.01 per share;

•

“Extraction compensation proposal” refer to the proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Extraction’s named executive officers that is based on or otherwise relates to the merger;

•	“Extraction DSU Award” means an award of deferred stock units granted under the Extraction equity plan and held by a member of the Extraction board.

•	“Extraction effective time” refer to the effective time of the Extraction merger;

•

“Extraction Eligible Shares” refer to each share of Extraction common stock, issued and outstanding immediately prior to the Extraction effective time (but excluding (x) any shares of Extraction common stock held by Extraction as treasury shares or by Bonanza Creek or Raptor Eagle Merger Sub immediately prior to the Extraction effective time and, in each case, not held on behalf of third parties and (y) any shares of Extraction common stock underlying an award of restricted stock units issued pursuant to the Extraction equity plan outstanding immediately prior to the Extraction effective time);

•	“Extraction equity plan” refer to Extraction’s 2021 Long Term Incentive Plan;

•	“Extraction merger” refer to the merger of Raptor Eagle Merger Sub with and into Extraction pursuant to the Extraction merger agreement, with Extraction as the Extraction surviving company;

•

“Extraction merger agreement” refer to the Agreement and Plan of Merger, dated as of May 9, 2021, by and among Bonanza Creek, Extraction and Merger Sub, as amended, supplemented or otherwise modified through the date hereof;

•

“Extraction merger consideration” refer to the right of each Extraction Eligible Share to (i) be converted automatically into the right to receive 1.1711 shares of Bonanza Creek common stock, with cash paid in lieu of the issuance of fractional shares, if any, and (ii) in the event Bonanza Creek pays one or more Bonanza Creek quarterly dividends, receive a dividend equalization payment.

•	“Extraction merger proposal” refer to the proposal to approve and adopt the Extraction merger agreement;

•

“Extraction RSU Award” refer to each outstanding award of restricted stock units (including those subject to performance-based vesting conditions and Extraction DSU Awards) issued pursuant to the Extraction equity plan that is outstanding immediately prior to the Extraction effective time and that by its terms does not settle by reason of the occurrence of the closing of the merger;

•

“Extraction share issuance” refer to the issuance of shares of Bonanza Creek common stock to the Extraction stockholders in connection with the transactions pursuant to the terms of the Extraction merger agreement;

•	“Extraction share issuance proposal” refer to the proposal to approve the Extraction share issuance;

•	“Extraction special meeting” refer to the meeting of the Extraction stockholders in connection with the transactions, as may be adjourned or postponed from time to time;

•	“Extraction stockholders” refer to holders of Extraction common stock;

•	“Extraction surviving company” refer to Extraction following the Extraction merger (as a wholly owned subsidiary of Bonanza Creek);

•	“GAAP” refer to accounting principles generally accepted in the United States of America;

•	“Group Companies” refer to CPR, Crestone Peak and CPR Management LP, each individually, a “Group Company”;

•	“HighPoint” refer to HighPoint Resources Corporation, a Delaware corporation;

•	“J.P. Morgan” refer to J.P. Morgan Securities LLC;

•	“Kimmeridge” refer to Kimmeridge Energy Management Company, LLC;

•	“Kimmeridge Fund” refer to Kimmeridge Chelsea, LLC, an affiliate of Kimmeridge;

•	“mergers” refer to the Extraction merger and Crestone Peak merger;

•	“Merger Sub 1 merger” refer to the merger of Raptor Condor Merger Sub 1 with and into Crestone Peak, with Crestone Peak continuing its existence as the Crestone Peak surviving corporation;

•	“Merger Sub 1 merger effective time” refer to the effective time of the Merger Sub 1 merger;

•

“Merger Sub 2 merger” refer to the subsequent merger of Crestone Peak, as the Crestone Peak surviving corporation of the Merger Sub 1 merger, with and into Raptor Condor Merger Sub 2, with Raptor Condor Merger Sub 2 continuing as the Crestone surviving company as a wholly owned subsidiary of Bonanza Creek;

•	“NASDAQ” refer to NASDAQ Global Select Market;

•	“NYMEX Strip” refer to New York Mercantile Exchange strip;

•	“NYSE” refer to the New York Stock Exchange;

•	“Petrie Partners” refer to Petrie Partners LLC or its wholly-owned subsidiary, Petrie Partners Securities, LLC;

•	“Raptor Condor Merger Sub 1” refer to Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned Subsidiary of Bonanza Creek;

•	“Raptor Condor Merger Sub 2” refer to Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Bonanza Creek;

•	“Raptor Eagle Merger Sub” refer to Raptor Eagle Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Bonanza Creek;

•	“SEC” refer to the Securities and Exchange Commission;

•	“special meetings” refer to the Bonanza Creek special meeting and the Extraction special meeting collectively;

•	“support agreement” refer to the support agreement between the Crestone Peak Stockholder, Crestone Peak and Bonanza Creek;

•	“tax plan” refer to the tax benefits preservation plan entered into on November 9, 2020 by and between Bonanza Creek and Broadridge Corporate Issuer Solutions, Inc.;

•	“voting agreement” refer to the voting and support agreement between Kimmeridge, Bonanza Creek and Extraction, as amended; and

•

“voting agreement shares” refer to all shares of Extraction common stock beneficially owned by Kimmeridge, and any additional shares of Extraction common stock that Kimmeridge acquires between the date of the voting agreement and the termination of the voting agreement.

i

v

QUESTIONS AND ANSWERS

The following are some questions that you may have regarding the mergers, the issuance of shares of Bonanza Creek common stock in connection with the mergers and other matters being considered at the Bonanza Creek special meeting and Extraction special meeting and the answers to those questions. Bonanza Creek and Extraction urge you to carefully read the entirety of this joint proxy statement/prospectus, including the annexes hereto and the information incorporated herein, because the information in this section does not provide all the information that might be important to you with respect to the mergers, the issuance of shares of Bonanza Creek common stock in connection with the mergers and the other matters being considered at the Bonanza Creek special meeting and the Extraction special meeting.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because Bonanza Creek and Extraction have agreed to (i) a merger of equals business combination and entered into the Extraction merger agreement, pursuant to which, on the terms and subject to the conditions included in the Extraction merger agreement, Raptor Eagle Merger Sub, a wholly owned subsidiary of Bonanza Creek, will merge with and into Extraction, with Extraction surviving the merger as a wholly owned subsidiary of Bonanza Creek and (ii) the combined company’s simultaneous acquisition of Crestone Peak, pursuant to which, on the terms and subject to the conditions included in the Crestone Peak merger agreement, (a) Raptor Condor Merger Sub 1, a wholly owned subsidiary of Bonanza Creek, will merge with and into Crestone Peak, with Crestone Peak surviving as the Crestone Peak surviving corporation and (b) subsequently the Crestone Peak surviving corporation will merge with and into Raptor Condor Merger Sub 2, with Raptor Condor Merger Sub 2 continuing as the Crestone surviving company as a wholly owned subsidiary of Bonanza Creek. The Crestone Peak merger agreement, which governs the terms of the transactions, is attached to this joint proxy statement/prospectus as Annex F.

Completion of the Extraction merger requires, among other things, the separate approvals of both the Bonanza Creek stockholders and the Extraction stockholders. To obtain the required stockholder approvals, Bonanza Creek and Extraction will each hold special meetings of their respective stockholders in connection with the Extraction merger.

Completion of the Crestone Peak merger requires, among other things, the separate approvals of both the Bonanza Creek stockholders and the Crestone Peak Stockholder. To obtain the required stockholder approval, Bonanza Creek will hold a special meeting of its stockholders in connection with the Crestone Peak merger. Pursuant to the Crestone Peak merger agreement, the Crestone Peak Stockholder has delivered a written consent approving and adopting the Crestone Peak merger agreement and the transactions contemplated thereby, including, with respect to Crestone Peak, the Merger Sub 1 merger.

At the Bonanza Creek special meeting, the Bonanza Creek stockholders will be asked to vote on the proposals to approve each of the Extraction and Crestone Peak share issuances. Approval of each of the Extraction and Crestone Peak share issuance proposals requires the affirmative vote of a majority of votes cast by Bonanza Creek stockholders entitled to vote thereon and present or represented by proxy at the Bonanza Creek special meeting.

At the Extraction special meeting, Extraction stockholders will be asked to vote on (i) the Extraction merger proposal; and (ii) the Extraction compensation proposal. Approval of the Extraction merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Extraction common stock entitled to vote on such proposal is required to approve and complete the Extraction merger. Approval of the Extraction compensation proposal, on a non-binding advisory basis, requires the affirmative vote of a majority of the voting power of shares of Extraction common stock present in person or represented by proxy and entitled to vote thereon.

This joint proxy statement/prospectus, which you should read carefully, contains important information about the mergers, each of the Extraction and Crestone Peak share issuances and other matters being considered at the Bonanza Creek special meeting and the Extraction special meeting.

Q:	When and where is the Bonanza Creek special meeting?

A:

The Bonanza Creek special meeting will be held on                    , 2021 at                 , Mountain Time, via live webcast, which you can attend by registering at www.proxydocs.com/BCEI and following the subsequent instructions you will receive.

Q:	When and where is the Extraction special meeting?

A:	The Extraction special meeting will be held on , 2021 at , Mountain Time via live webcast, which you can attend by visiting www.virtualshareholdermeeting.com/XOG2021SM.

Q:	What will Extraction stockholders receive for their shares of Extraction common stock in the Extraction merger?

A:

Immediately following the Extraction effective time, subject to certain exceptions, each share of Extraction common stock issued and outstanding immediately prior to the Extraction effective time that is eligible for conversion into Bonanza Creek common stock in accordance with the terms of the Extraction merger agreement will be converted automatically into the right to receive 1.1711 shares of Bonanza Creek common stock, with cash paid in lieu of the issuance of fractional shares, if any. In addition, in the event Bonanza Creek pays one or more Bonanza Creek quarterly dividends, in accordance with the terms of the Extraction merger agreement, Bonanza Creek shall, at the Extraction effective time, pay to each eligible Extraction stockholder a dividend equalization payment of Bonanza Creek common stock in an amount equal to the quotient of (x) the aggregate per share amount of any Bonanza Creek quarterly dividends declared or paid after the date of the Extraction merger agreement and with a record date prior to the Extraction effective time, multiplied by the exchange ratio, and divided by (y) the average trading price of Bonanza Creek common stock at the time of the payment of all such Bonanza Creek quarterly dividends, based on a volume-weighted average closing price of Bonanza Creek common stock over the five trading days immediately prior to the payment date of each Bonanza Creek quarterly dividend. Bonanza Creek paid a quarterly cash dividend of $0.35 per share of Bonanza Creek common stock on June 30, 2021 to shareholders of record at the close of business on June 15, 2021. Pursuant to the Extraction merger agreement, each holder of Extraction common stock will receive a dividend equalization payment of approximately 0.008479 shares of Bonanza Creek common stock per share of Extraction common stock as part of the Extraction merger consideration, with cash paid in lieu of fractional shares, if any.

In addition, the Extraction board will take all actions as may be necessary so that, at the Extraction effective time, each of Extraction’s outstanding restricted stock units and performance stock units will be treated as described in “The Extraction Merger — Treatment of Extraction Equity Awards in the Extraction Merger.”

For additional information regarding the consideration to be received in the Extraction merger, please see “The Extraction Merger — Effects of the Extraction Merger.”

Q:	If I am an Extraction stockholder, how will I receive the Extraction merger consideration to which I am entitled?

A:

If you are a holder of certificates that represent the Extraction Eligible Shares (which are referred to herein as “Extraction common stock certificates”), a notice advising you of the effectiveness of the Extraction merger and a letter of transmittal and instructions for the surrender of your Extraction common stock certificates will be mailed to you as soon as practicable after the Extraction effective time. After receiving proper documentation from you, the exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of Bonanza Creek common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Extraction merger agreement and (ii) a check in the amount equal to the cash payable in lieu of any fractional shares of Bonanza Creek common stock and dividends and other distributions on the shares of Bonanza Creek common stock issuable to you as Extraction merger consideration.

If you are a holder of book-entry shares representing the Extraction Eligible Shares (which are referred to herein as “Extraction book-entry shares”) which are held through the Depository Trust Company (which is referred to herein as “DTC”), the exchange agent will transmit to the DTC or its nominees as soon as reasonably practicable on or after the closing date, the Extraction merger consideration, cash in lieu of any fractional shares of Bonanza Creek common stock and any dividends and other distributions on the shares of Bonanza Creek common stock issuable as Extraction merger consideration, in each case, that the DTC has the right to receive.

If you are a holder of record of Extraction book-entry shares which are not held through the DTC, the exchange agent will deliver to you, as soon as practicable after the Extraction effective time, (i) a notice advising you of the effectiveness of the Extraction merger, (ii) a statement reflecting the aggregate whole number of shares of Bonanza Creek common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Extraction merger agreement, and (iii) a check in the amount equal to the cash payable in lieu of any fractional shares of Bonanza Creek common stock and dividends and other distributions on the shares of Bonanza Creek common stock issuable to you as Extraction merger consideration.

No interest will be paid or accrued on any amount payable for shares of Extraction common stock eligible to receive the Extraction merger consideration pursuant to the Extraction merger agreement.

For additional information on the exchange of Extraction common stock for the Extraction merger consideration, see the section entitled “The Extraction Merger Agreement — Exchange and Payment Procedures.”

Q:	What will holders of Extraction equity awards receive in the Extraction merger?

A:

The Extraction merger agreement provides that each Extraction RSU Award will be assumed by Bonanza Creek and converted into a Converted RSU equal to the product of the number of Extraction common stock subject to the Extraction RSU Award immediately prior to the Extraction effective time multiplied by the exchange ratio, effective as of the Extraction effective time.

Effective as of the Extraction effective time, each Converted RSU shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Extraction RSU Award immediately prior to the Extraction effective time; provided that any Extraction RSU Award subject to performance-based vesting conditions shall continue to be measured pursuant to the same terms and conditions of the underlying Extraction RSU Award in effect as of immediately prior to the Extraction effective time; provided further that Extraction RSU Awards subject to performance-based vesting conditions held by certain executives of Extraction (each, an “Extraction Executive”) shall each provide that, in the event the Extraction Executive’s employment is terminated for death, disability, by Bonanza Creek for any reason other than for Cause (as defined in the applicable award agreement), or by the Extraction Executive for Good Reason (as defined in the applicable award agreement), in each case, on or within 12 months following the closing of the Extraction merger, the portion of such Extraction Executive’s Converted RSU award subject to performance-based vesting conditions shall, effective as of such Extraction Executive’s termination date, immediately vest in full based on deemed achievement of any applicable performance goals at the maximum level of performance.

For additional information regarding the treatment of Extraction equity awards, please see “The Extraction Merger — Treatment of Extraction Equity Awards in the Extraction Merger.”

Q:	Who would own Bonanza Creek immediately following the Extraction merger?

A:

Following the closing of the Extraction merger, assuming the Crestone Peak merger is not consummated, based on the number of shares of Bonanza Creek common stock outstanding as of the date of the Extraction merger agreement, Bonanza Creek’s existing stockholders would own approximately 50% of the issued and outstanding shares of the combined company and Extraction’s existing stockholders would own approximately 50% of the issued and outstanding shares of the combined company. The exact equity stake of Extraction stockholders in Bonanza immediately following the Extraction effective time will depend on (i) the number of shares of Bonanza Creek common stock and shares of Extraction common stock issued and outstanding immediately prior to the Extraction effective time and (ii) the amount of the dividend equalization payment described under the section entitled “The Extraction Merger Agreement — Terms of the Extraction Merger; Extraction Merger Consideration”.

Q:	Who would own Bonanza Creek immediately following the Crestone Peak merger?

A:

Following the closing of the Crestone Peak merger, based on the number of shares of Bonanza Creek common stock outstanding as of the date of the Crestone Peak merger agreement, Bonanza Creek’s existing stockholders would own approximately 37% of the issued and outstanding shares of the combined company, Extraction’s existing stockholders would own approximately 37% of the issued and outstanding shares of the combined company, and Crestone Peak stockholders would own approximately 26% of the issued and outstanding shares of the combined company. The exact equity stake of Extraction stockholders in Bonanza immediately following the Extraction effective time will depend on the number of shares of Bonanza Creek common stock and shares of Extraction common stock issued and outstanding immediately prior to the Extraction effective time and the amount of the dividend equalization payment. The exact equity stake of Crestone Peak stockholders in Bonanza immediately following the Merger Sub 1 merger effective time is fixed at the Crestone Peak Merger Consideration, or the right to collectively receive 22,500,000 shares of Bonanza Creek common stock.

Q:	What will be the composition of the board of directors and management of Bonanza Creek following the completion of the mergers?

A:

Upon completion of the Extraction merger, Mr. Benjamin Dell, independent chairman of the Extraction board, will serve as chairman of the board of directors of the combined company, and Eric Greager will serve as President and Chief Executive Officer of the combined company. Subject to the board’s election, other senior leadership positions of the combined company are anticipated to be filled by: Cyrus “Skip” Marter, Executive Vice President, General Counsel and Secretary; Dean Tinsley, Senior Vice President, Operations; Sandra K. Garbiso, Vice President and Chief Accounting Officer; Marianella Foschi, Chief Financial Officer; Brian Cain, Vice President, Environmental, Social and Corporate Governance; and Matt Owens, Chief Operating Officer.

Additionally, following the completion of the Extraction merger, the new combined company board will increase to eight members, (i) four of whom will be designated by Bonanza Creek, which designees shall consist of Eric Greager, the President and Chief Executive Officer of Bonanza Creek, and three independent directors who shall be acceptable to Extraction, who are expected to be, subject to election, Carrie L. Hudak, Brian Steck, and Jeffrey E. Wojahn, and (ii) four of whom will be designated by Extraction, each of whom shall be independent and acceptable to Bonanza Creek, and one of whom shall be the chairman of the board of directors of the combined company, who are expected to be, subject to election, Benjamin Dell as chairman of the board, Morris Clark, Carrie M. Fox and Howard A. Willard, III. Following the completion of the Crestone Peak merger, the new combined company board will increase to nine members, one of whom will be designated by CPP Investments and shall be independent and acceptable to Bonanza Creek.

Q:	How important is my vote?

A:

Your vote “FOR” or to “ACCEPT,” as applicable, each proposal presented at the Bonanza Creek special meeting and Extraction special meeting is very important and you are encouraged to submit a proxy as soon as possible.

Bonanza Creek. Approval of each of the Extraction and Crestone Peak share issuance proposals require the affirmative vote of a majority of votes cast by Bonanza Creek stockholders entitled to vote thereon and present or represented by proxy at the Bonanza Creek special meeting. Accordingly, a Bonanza Creek stockholder’s abstention from voting will have the same effect as a vote “against” each of the Extraction and Crestone Peak share issuance proposals, while a broker non-vote or the failure of a Bonanza Creek stockholder to vote will have no effect on the outcome of each of the Extraction and Crestone Peak share issuance proposals.

Extraction. Approval of the Extraction merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Extraction common stock entitled to vote on the proposal. Accordingly, an Extraction stockholder’s abstention from voting, a broker non-vote, the failure of an Extraction stockholder to vote or the failure of an Extraction stockholder to submit a proxy will have the same effect as a vote “against” the Extraction merger proposal.

Approval of the Extraction compensation proposal on a non-binding advisory basis requires the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon. Accordingly, an Extraction stockholder’s abstention from voting will have the same effect as a vote “against” the Extraction compensation proposal, while a broker non-vote or the failure of an Extraction stockholder to vote will have no effect on the outcome of the Extraction compensation proposal.

Q:	What does it mean that the Crestone Peak merger is conditioned upon the Extraction merger?

A:

The closing of the Crestone Peak merger is expressly conditioned on the closing of the Extraction merger pursuant to the Extraction merger agreement. Thus, if Bonanza Creek stockholders reject the Extraction merger, Bonanza Creek will not be able to separately move forward with the Crestone Peak merger.

Q:	How do the Bonanza Creek board and the Extraction board recommend that I vote?

A:

The Bonanza Creek board unanimously recommends that Bonanza Creek stockholders vote “FOR” each of the Extraction and Crestone Peak share issuance proposals. For additional information regarding how the Bonanza Creek board recommends that Bonanza Creek stockholders vote, see the sections entitled “The Extraction Merger — Recommendation of the Bonanza Creek Board and Reasons for the Extraction Merger” and “The Crestone Peak Merger — Recommendation of the Bonanza Creek Board and Reasons for the Crestone Peak Merger.”

The Extraction board unanimously recommends that Extraction stockholders (i) vote “FOR” the Extraction merger proposal and (ii) vote “FOR” the Extraction compensation proposal. For additional information regarding how the Extraction board recommends that Extraction stockholders vote, see the section entitled “The Extraction Merger — Recommendation of the Extraction Board and Reasons for the Extraction Merger.”

Q:	Will the shares of Bonanza Creek common stock received at the time of completion of the mergers be traded on an exchange?

A:

Yes. It is a condition to the consummation of each of the mergers that the shares of Bonanza Creek common stock issuable pursuant to the mergers be authorized for listing on the NYSE, upon official notice of issuance. Extraction common stock currently trades on the NASDAQ under the stock symbol “XOG.” When the Extraction merger is completed, the Extraction common stock will cease to be traded on the NASDAQ and will be deregistered under the Exchange Act.

Upon consummation of the Extraction merger, Bonanza Creek’s name will be changed to “Civitas Resources, Inc.” and Bonanza’s stock symbol on the NYSE will be changed to “CIVI.”

Q:	How will Bonanza Creek stockholders be affected by the mergers?

A:

Upon completion of the mergers, each Bonanza Creek stockholder will hold the same number of shares of Bonanza Creek common stock that such stockholder held immediately prior to completion of the mergers. As a result of the mergers, Bonanza Creek stockholders would own shares in a larger company with more assets. However, because Bonanza Creek will be issuing additional shares of Bonanza Creek common stock to Extraction stockholders and Crestone Peak stockholders in exchange for their shares of Extraction common stock and Crestone Peak common stock in connection with the mergers, each outstanding share of Bonanza Creek common stock issued and outstanding immediately prior to the mergers will represent a smaller percentage of the aggregate number of shares of Bonanza Creek common stock issued and outstanding after the mergers.

Q:	What are the material U.S. federal income tax consequences of the Extraction merger to Extraction stockholders?

A:

Assuming that the Extraction merger is completed as currently contemplated, Bonanza Creek and Extraction intend for the Extraction merger to qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”). The obligation of Extraction to complete the Extraction merger is conditioned upon the receipt of an opinion from Kirkland & Ellis LLP (“K&E”), counsel to Extraction (or other legal counsel selected by Extraction and reasonably satisfactory to Bonanza Creek), in form and substance reasonably satisfactory to Extraction, to the effect that the Extraction merger should qualify as a reorganization within the meaning of Section 368(a) of the Code based upon the facts, representations, and assumptions set forth or referred to in such opinion.

Provided that the Extraction merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Extraction Merger — Material U.S. Federal Income Tax Consequences of the Extraction Merger”) of Extraction common stock will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of Extraction common stock for Bonanza Creek common stock pursuant to the Extraction merger, except with respect to any cash received in lieu of fractional shares of Bonanza Creek common stock.

Please see “The Extraction Merger — Material U.S. Federal Income Tax Consequences of the Extraction Merger” for a more detailed discussion of the material U.S. federal income tax consequences of the Extraction merger to U.S. holders of Extraction common stock. Each holder of Extraction common stock is strongly urged to consult with their tax advisor to determine the U.S. federal, state or local or non-U.S. income or other tax consequences of the Extraction merger to it.

Q:	When do Bonanza Creek, Extraction and Crestone Peak expect to complete the mergers?

A:

Bonanza Creek, Extraction and Crestone Peak currently expect to complete the mergers in the fall of fiscal year 2021. However, neither Bonanza Creek, Extraction nor Crestone Peak can predict the actual date on which the mergers will be completed, nor can the parties ensure that the mergers will be completed, because completion is subject to conditions beyond the control of any company. Please see “The Extraction Merger — Regulatory Approvals,” “The Extraction Merger Agreement — Conditions to Completion of the Extraction Merger”, “The Crestone Peak Merger — Regulatory Approvals” and “The Crestone Peak Merger Agreement — Conditions to Completion of the Crestone Peak Merger.”

Q:	What happens if the requisite stockholder approvals are not obtained or the Extraction merger is not completed?

A:	If the Extraction merger proposal is not approved by the Extraction stockholders, the Extraction share issuance proposal is not approved by Bonanza Creek stockholders or the Extraction merger is not completed for any other reason, Extraction stockholders will not receive any payment for shares of Extraction common stock they own. Instead, Extraction will remain an independent public company, Extraction common stock will continue to be listed and traded on the NASDAQ and registered under the Exchange Act and Extraction will continue to file periodic reports with the SEC.

Additionally, if the Extraction share issuance proposal is not approved by Bonanza Creek stockholders, the Extraction merger agreement will be terminated, which will result in the termination of the Crestone Peak merger agreement.

Under specified circumstances, Extraction or Bonanza Creek may be required to reimburse the other party’s expenses or pay a termination fee upon or subsequent to termination of the Extraction merger agreement, as described in “The Extraction Merger Agreement — Expenses and Termination Fees Relating to the Termination of the Extraction Merger Agreement.”

Q:	What happens if the requisite stockholder approvals are not obtained or the Crestone Peak merger is not completed?

A:

If the Crestone Peak share issuance proposal is not approved by Bonanza Creek stockholders or the Crestone Peak merger is not completed for any other reason, Crestone Peak stockholders will not receive any payment for shares of Crestone Peak common stock they own. Instead, Crestone Peak will remain an independent private company. Additionally, if the Extraction share issuance proposal is not approved by Bonanza Creek stockholders, the Crestone Peak merger will be terminated.

Under specified circumstances, Crestone Peak or Bonanza Creek may be required to reimburse the other party’s expenses or pay a termination fee upon or subsequent to termination of the Crestone Peak merger agreement, as described in “The Crestone Peak Merger Agreement — Expenses and Termination Fees Relating to the Termination of the Crestone Peak Merger Agreement.”

Q:	Who can vote at, and what are the record dates of, each of the Bonanza Creek special meeting and the Extraction special meeting?

A:

All Bonanza Creek stockholders who hold shares of Bonanza Creek common stock of record at the close of business on                 , 2021, the record date for the Bonanza Creek special meeting (the “Bonanza Creek record date”), are entitled to receive notice of, and to vote at, the Bonanza Creek special meeting.

All Extraction stockholders who hold shares of Extraction common stock of record at the close of business on                 , 2021, the record date for the Extraction special meeting (the “Extraction record date”), are entitled to receive notice of, and to vote at, the Extraction special meeting.

Q:	How many votes may I cast?

A:

Each outstanding share of Bonanza Creek common stock entitles its holder of record to one vote on each matter to be considered at the Bonanza Creek special meeting. The Bonanza Creek stockholders of record on the Bonanza Creek record date are the only Bonanza Creek stockholders that are entitled to receive notice of, and to vote at, the Bonanza Creek special meeting and any adjournments or postponements thereof.

Each outstanding share of Extraction common stock entitles its holder of record to one vote on each matter to be considered at the Extraction special meeting. The Extraction stockholders of record on the Extraction record date are the only Extraction stockholders that are entitled to receive notice of, and to vote at, the Extraction special meeting or any adjournments or postponements thereof.

Q:	What constitutes a quorum at each of the Bonanza Creek special meeting and the Extraction special meeting?

A:	In order for business to be conducted at the Bonanza Creek and Extraction special meetings, a quorum must be present.

A quorum at the Bonanza Creek special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Bonanza Creek common stock entitled to vote at the Bonanza Creek special meeting, represented virtually or by proxy. If you submit a properly executed proxy card, even if you do not vote for the proposal or vote to “abstain” in respect of the proposal, your shares of Bonanza Creek common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Bonanza Creek special meeting. Broker non-votes will not be counted for purposes of determining whether there is a quorum at the Bonanza Creek special meeting.

A quorum at the Extraction special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Extraction common stock entitled to vote at the Extraction special meeting, represented virtually or by proxy. If you submit a properly executed proxy card, even if you do not vote for the proposals or vote to “abstain” in respect of the proposals, your shares of Extraction common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Extraction special meeting. Broker non-votes will not be counted for purposes of determining whether there is a quorum at the Extraction special meeting.

Q:	What do I need to do now?

A:

After you have carefully read and considered the information contained in, attached to, or incorporated by reference into this joint proxy statement/prospectus, please submit your proxy via the internet or by telephone in accordance with the instructions set forth on the applicable enclosed proxy card, or complete, sign, date, and return the applicable enclosed proxy card in the self-addressed, stamped envelope provided as soon as possible so that your shares will be represented and voted at the Bonanza Creek special meeting or the Extraction special meeting, as applicable.

For additional information on voting procedures, please see “Bonanza Creek Special Meeting” and “Extraction Special Meeting.”

Q:	How will my proxy be voted?

A:

If you submit your proxy via the internet, by telephone, or by completing, signing, dating, and returning the applicable enclosed proxy card, your proxy will be voted in accordance with your instructions.

For additional information on voting procedures, please see “Bonanza Creek Special Meeting” and “Extraction Special Meeting.”

Q:	Who will count the votes?

A:	The votes at the Bonanza Creek special meeting will be tabulated and certified by the inspector of elections appointed by the Bonanza Creek board.

The votes at the Extraction special meeting will be tabulated and certified by the inspector of elections appointed by the Extraction board.

Q:	May I vote at the special meetings?

A:	Yes. If you are a Bonanza Creek stockholder of record on the Bonanza Creek record date, or an Extraction stockholder of record on the Extraction record date, you may attend the Bonanza Creek special meeting or Extraction special meeting, respectively, and vote your shares electronically, in lieu of submitting your proxy by internet, by telephone, or by completing, signing, dating, and returning the applicable enclosed proxy card. Please note that attendance alone at the virtual Bonanza Creek special meeting or the virtual Extraction special meeting, as applicable, will not cause the voting of your shares; you must affirmatively vote the proxy card or meeting ballot provided.

If you are a beneficial owner of shares of Bonanza Creek common stock or Extraction common stock, you are also invited to attend the Bonanza Creek special meeting or the Extraction special meeting, respectively. However, because you are not the Bonanza Creek stockholder of record or Extraction stockholder of record, you may not vote your shares electronically at the Bonanza Creek special meeting or the Extraction special meeting, respectively, unless you request and obtain a “legal proxy” issued in your own name from your bank, broker or other nominee.

If you appoint a non-management proxy holder, please make sure he or she is aware and ensure he or she will attend and submit a vote on your behalf at the applicable special meeting, with the proper authority from you, for your vote to count.

Q:	How do I virtually attend my special meeting?

A:

Bonanza Creek stockholders will be able to attend, vote their shares, and submit questions during the Bonanza Creek special meeting via a live audio webcast available by registering at www.proxydocs.com/BCEI and following the subsequent instructions. To register for the Bonanza Creek special meeting, you will need the control number included on your proxy card or on the instructions that accompanied your proxy materials.

Extraction stockholders will be able to attend, vote their shares, and submit questions during the Extraction special meeting via a live audio webcast available by visiting the following website, www.virtualshareholdermeeting.com/XOG2021SM. To join-in the Extraction special meeting, you will need the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials.

For additional information on attending the Bonanza Creek special meeting and the Extraction special meeting, please see “Bonanza Creek Special Meeting” and “Extraction Special Meeting.”

Q:	What should I do if I receive more than one set of voting materials for the Bonanza Creek special meeting or the Extraction special meeting?

A:

You may receive more than one set of voting materials for the Bonanza Creek special meeting, the Extraction special meeting, or both, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Bonanza Creek common stock or your shares of Extraction common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form. If you fail to submit each separate proxy or voting instruction form that you receive, not all of your shares will be voted.

Q:	What is the difference between holding shares of record and holding shares as a beneficial owner of shares of Bonanza Creek common stock or Extraction common stock?

A:

If your shares of Bonanza Creek common stock are registered directly in your name with Bonanza Creek’s registrar and transfer agent, Broadridge Investor Communications Solutions, Inc., or your shares of Extraction common stock are registered directly in your name with Extraction’s transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this joint proxy statement/prospectus and your proxy card have been sent directly to you by Bonanza Creek or Extraction, as applicable.

If your shares of Bonanza Creek common stock or Extraction common stock are held through a bank, broker, or other nominee, you are considered, with respect to those shares, the beneficial owner, and those shares are held in “street name” by your bank, broker, or other nominee. In that case, this joint proxy statement/prospectus has been forwarded to you by your bank, broker, or other nominee. As the beneficial owner, you have the right to direct your bank, broker, or other nominee how to vote your shares by following their instructions for voting, and you are also invited to virtually attend the Bonanza Creek special meeting or the Extraction special meeting, as applicable. However, because you are not the stockholder of record, you may not vote your shares of Bonanza Creek common stock or Extraction common stock, as applicable, at the applicable special meeting unless you request and obtain a “legal proxy” issued in your own name from your bank, broker, or other nominee.

Q:

If my shares of Bonanza Creek common stock or Extraction common stock are held in “street name” by my bank, broker, or other nominee, will my bank, broker, or other nominee automatically vote my shares for me?

A:

No. If your shares of Bonanza Creek common stock or Extraction common stock are held in the name of a bank, broker, or other nominee, you will receive separate instructions from your bank, broker, or other nominee describing how to vote your shares. The availability of internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, broker, or other nominee and follow the voting procedures provided by your bank, broker, or other nominee on your voting instruction form.

You should instruct your bank, broker, or other nominee how to vote your shares of Bonanza Creek common stock or Extraction common stock, as applicable. Under the rules applicable to broker-dealers, your bank, broker, or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the Bonanza Creek special meeting or the Extraction special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. The rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine; however each of the proposals to be presented at the Bonanza Creek special meeting and Extraction special meeting are considered non-routine. As a result, no broker will be permitted to vote your shares of Bonanza Creek common stock or Extraction common stock at the applicable special meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have (i) no effect on either of the Extraction or Crestone Peak share issuance proposals, for Bonanza Creek stockholders, and (ii) the same effect as a vote “against” the Extraction merger proposal and no effect on the outcome of the Extraction compensation proposal, for Extraction stockholders.

For additional information on voting procedures, please see “Bonanza Creek Special Meeting” and “Extraction Special Meeting.”

Q:	What do I do if I am a Bonanza Creek stockholder and I want to revoke my proxy?

A:

Bonanza Creek stockholders may revoke or change a previously delivered proxy at any time before the meeting by delivering another proxy with a later date, by voting again via the internet or by telephone, or by delivering written notice of revocation of the proxy to Bonanza Creek’s corporate secretary at Bonanza Creek’s principal executive offices in Denver, Colorado, which must be received by Bonanza

Creek before the beginning of the Bonanza Creek special meeting. Bonanza Creek stockholders may also revoke their proxies by attending the Bonanza Creek special meeting and voting during the virtual meeting, although attendance at the Bonanza Creek special meeting will not, in and of itself, revoke a valid proxy that was previously delivered. If a Bonanza Creek stockholder holds shares through a bank, broker, or other nominee, such stockholder must contact that nominee to revoke any prior voting instructions or obtain a “legal proxy” as described above.

For additional information, please see “Bonanza Creek Special Meeting.”

Q:	What do I do if I am an Extraction stockholder and I want to revoke my proxy?

A:

Extraction stockholders may revoke or change a previously delivered proxy at any time before the meeting by delivering another proxy with a later date, by voting again via the internet or by telephone, or by delivering written notice of revocation of the proxy to Extraction Oil & Gas, Inc., 370 17th Street, Suite 5200, Denver, Colorado, 80202, Attention: Corporate Secretary, before the beginning of the Extraction special meeting. Extraction stockholders may also revoke their proxies by attending the Extraction special meeting and voting during the virtual meeting, although attendance at the Extraction special meeting will not, in and of itself, revoke a valid proxy that was previously delivered. If an Extraction stockholder holds shares through a bank, broker, or other nominee, such stockholder must contact that nominee to revoke any prior voting instructions or obtain a “legal proxy” as described above.

For additional information, please see “Extraction Special Meeting.”

Q:	Are there any risks that I should consider as a Bonanza Creek stockholder or Extraction stockholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risks set forth in “Risk Factors.” You also should read and carefully consider the risk factors of Bonanza Creek, Extraction and Crestone Peak contained in the documents that are attached to and incorporated by reference into this joint proxy statement/prospectus.

Q:	What happens if I sell or otherwise transfer my shares of Bonanza Creek common stock before the Bonanza Creek special meeting?

A:

The Bonanza Creek record date is prior to the date of the Bonanza Creek special meeting. If you sell or otherwise transfer your shares of Bonanza Creek common stock after the Bonanza Creek record date but before the Bonanza Creek special meeting, unless special arrangements are made between you and the person to whom you transfer your shares of Bonanza Creek common stock (such as provision of a proxy), you will retain your right to vote such shares at the Bonanza Creek special meeting but will otherwise transfer ownership of and the economic interest in your shares of Bonanza Creek common stock.

Q:	What happens if I sell or otherwise transfer my shares of Extraction common stock before the Extraction special meeting?

A:

The Extraction record date is prior to the date of the Extraction special meeting. If you sell or otherwise transfer your shares of Extraction common stock after the Extraction record date but before the Extraction special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of Extraction common stock, you will retain your right to vote such shares at the Extraction special meeting but will otherwise transfer ownership of and the economic interest in your shares of Extraction common stock.

Q:	What happens if I sell or otherwise transfer my shares of Extraction common stock before the completion of the Extraction merger?

A:

Only Extraction stockholders as of immediately prior to the Extraction effective time will become entitled to receive the Extraction merger consideration. If you sell your shares of Extraction common stock prior to the completion of the Extraction merger, you will not become entitled to receive the Extraction merger consideration by virtue of the Extraction merger.

Q:	Do any of the officers or directors of Extraction have interests in the Extraction merger that may differ from or be in addition to my interests as an Extraction stockholder?

A:

In considering the recommendation of the Extraction board that Extraction stockholders vote to approve the Extraction merger proposal and the Extraction compensation proposal, Extraction stockholders should be aware that, aside from their interests as Extraction stockholders, Extraction’s directors and executive officers have interests in the Extraction merger that may be different from, or in addition to, the interests of Extraction stockholders generally. These interests are described in more detail in the section entitled “The Extraction Merger — Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger.” The Extraction board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Extraction merger agreement and the transactions contemplated therein, in approving the Extraction merger and in recommending the approval of the Extraction merger proposal and the Extraction compensation proposal. See “The Extraction Merger — Background of the Extraction and Crestone Peak Mergers” and “The Extraction Merger — Recommendation of the Extraction Board and Reasons for the Extraction Merger.”

For more information and quantification of these interests, please see “The Extraction Merger — Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger.”

Q:	Do any of the officers or directors of Bonanza Creek have interests in the Extraction merger that may differ from or be in addition to my interests as a Bonanza Creek stockholder?

A:

In considering the recommendation of the Bonanza Creek board that Bonanza Creek stockholders vote to approve the Extraction share issuance proposal, Bonanza Creek stockholders should be aware that, aside from their interests as Bonanza Creek stockholders, Bonanza Creek’s directors and executive officers have interests in the Extraction merger that may be different from, or in addition to, the interests of Bonanza Creek stockholders generally. These interests are described in more detail in the section entitled “The Extraction Merger — Interests of Certain Bonanza Creek Directors and Executive Officers in the Mergers.” The Bonanza Creek board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Extraction merger agreement and the transactions contemplated therein, in approving the Extraction merger and in recommending the approval of the Extraction share issuance proposal. See “The Extraction Merger — Background of the Extraction and Crestone Peak Mergers” and “The Extraction Merger — Recommendation of the Bonanza Creek Board and Reasons for the Extraction Merger.”

For more information and quantification of these interests, please see “The Extraction Merger — Interests of Certain Bonanza Creek Directors and Executive Officers in the Mergers.”

Q:

If I am a Bonanza Creek stockholder and I oppose the Extraction or Crestone Peak share issuance proposals or if I am an Extraction stockholder and I oppose the Extraction proposals, but all such proposals are approved, what are my rights?

A:

Under Delaware law, Bonanza Creek stockholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Bonanza Creek common stock as contemplated by the Extraction and Crestone Peak merger agreements. Bonanza Creek stockholders may vote against each of the Extraction or Crestone Peak share issuance proposals if they do not favor such proposal.

Because shares of Extraction common stock are listed on the NASDAQ and holders of shares of Extraction common stock are not required to receive consideration other than shares of Bonanza Creek common stock, which are listed on the NYSE, and cash in lieu of fractional shares in the Extraction merger, holders of shares of Extraction common stock are not entitled to exercise dissenters’ or appraisal rights under Delaware law in connection with the Extraction merger. Extraction stockholders may vote against the Extraction proposals if they do not favor the Extraction merger.

Q:	Where can I find voting results of the Bonanza Creek special meeting and the Extraction special meeting?

A:

Bonanza Creek and Extraction intend to announce their respective preliminary voting results at each of the Bonanza Creek and Extraction special meetings and disclose their respective final voting results in Current Reports on Form 8-K that will be filed with the SEC following the Bonanza Creek and Extraction special meetings. All reports that Bonanza Creek and Extraction file with the SEC are publicly available when filed. Please see “Where You Can Find More Information.”

Q:	How can I find more information about Bonanza Creek, Extraction and Crestone Peak?

A:

You can find more information about Bonanza Creek and Extraction from various sources described in “Where You Can Find More Information” and information about Crestone Peak in the annexes attached to this joint proxy statement/prospectus.

Q:

Who can answer any questions I may have about the Bonanza Creek special meeting, the Extraction special meeting or the transactions contemplated by each of the Extraction and Crestone Peak merger agreements, including the mergers and each of the Extraction and Crestone Peak share issuances?

A:

If you have any questions about the Bonanza Creek special meeting, the Extraction special meeting, the mergers, the share issuance proposals, how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents attached hereto incorporated by reference herein, the applicable enclosed proxy card or voting instructions, you should contact:

For Bonanza Creek stockholders:	For Extraction stockholders:

Bonanza Creek Energy, Inc. 410 17th Street, Suite 1400 Denver, CO 80202 (720) 440-6100	Extraction Oil & Gas, Inc. 370 17th Street, Suite 5200 Denver, CO 80202 (720) 557-8300

Bonanza Creek Energy, Inc. c/o MacKenzie Partners, Inc. Banks and Brokers, Please Call: (212) 929-5500 Shareholders, Please Call Toll-Free: (800) 322-2885 E-mail: PROXY@MACKENZIEPARTNERS.COM

Extraction Oil & Gas, Inc.

c/o Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call:

(212) 297-0720

Shareholders and All Others Call Toll-Free:

(844) 202-6026

E-mail:info@okapipartners.com

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint proxy statement/prospectus and the documents attached to or incorporated by reference into this joint proxy statement/prospectus and may not contain all the information that may be important to you. To understand the mergers and the matters being voted on by Bonanza Creek and Extraction stockholders at their respective special meetings more fully, and to obtain a more complete description of the legal terms of the Extraction merger agreement, Crestone Peak merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated herein and to which Bonanza Creek and Extraction refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See “Where You Can Find More Information” for more information on Bonanza Creek and Extraction and Annexes J, K and L for more information on Crestone Peak.

The Parties

Bonanza Creek Energy, Inc.

Bonanza Creek is an independent oil and natural gas company engaged in the acquisition, exploration, development, and production of oil and associated liquids-rich natural gas in the Rocky Mountain region of the United States. Bonanza Creek’s assets and operations are concentrated in rural, unincorporated Weld County, Colorado, within the Wattenberg Field, focused on the Niobrara and Codell formations.

Bonanza Creek is a Delaware corporation with principal executive offices located at 410 17th Street, Suite 1400, Denver, CO 80202. Its telephone number is (720) 440-6100. Shares of Bonanza Creek common stock are listed for trading on the NYSE under the symbol: “BCEI.” Additional information about Bonanza Creek and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Extraction Oil & Gas, Inc.

Extraction is a Denver-based independent energy company, differentiated by its financial, operational and governance model. Extraction is focused on developing and producing crude oil, natural gas and NGLs in the Denver-Julesburg Basin of Colorado. Extraction’s principal executive offices are located at 370 17th Street, Suite 5200, Denver, CO 80202. Its telephone number is (720) 557-8300. Shares of Extraction’s common stock are traded on the NASDAQ under the symbol “XOG.” Additional information about Extraction and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See also “Where You Can Find More Information.”

Raptor Eagle Merger Sub

Raptor Eagle Merger Sub is a Delaware corporation and a wholly owned subsidiary of Extraction. Raptor Eagle Merger Sub was incorporated for the sole purpose of effecting the Extraction merger. In the Extraction merger, Raptor Eagle Merger Sub will merge with and into Extraction, with Extraction surviving as a direct, wholly owned subsidiary of Bonanza Creek and the separate corporate existence of Raptor Eagle Merger Sub will cease.

Raptor Eagle Merger Sub’s principal executive office is located at c/o Bonanza Creek Energy, Inc., 410 17th Street, Suite 1400, Denver, CO 80202 and its telephone number is (720) 440-6100.

CPPIB Crestone Peak Resources America Inc.

Crestone Peak is an independent energy company focusing on the acquisition, exploration, development, and production of oil and gas reserves in the Rocky Mountain Region. Crestone Peak’s principal executive office is located at One Queen Street East, Suite 2500/2600, Toronto ON M5C 2W5, Canada. Its telephone number is (416) 868-4075. Additional information about Crestone Peak and its subsidiaries is included in documents attached to this joint proxy statement/prospectus. See also “Where You Can Find More Information.”

Raptor Condor Merger Sub 1 and Raptor Condor Merger Sub 2

Raptor Condor Merger Sub 1 is a Delaware corporation and a wholly owned subsidiary of Bonanza Creek, and Raptor Condor Merger Sub 2 is a Delaware limited liability company and a wholly owned subsidiary of Bonanza Creek. Raptor Condor Merger Sub 1 and Raptor Condor Merger Sub 2 were each incorporated for the sole purpose of effecting the Crestone Peak merger. In the Crestone Peak merger, Raptor Condor Merger Sub 1 will merge with and into Crestone Peak, with Crestone Peak surviving as a direct, wholly owned subsidiary of Bonanza Creek and the separate corporate existence of Raptor Condor Merger Sub 1 will cease. Subsequently, Crestone Peak, as the Crestone Peak surviving corporation, will merge with and into Raptor Condor Merger Sub 2, with Raptor Condor Merger Sub 2 continuing as the Crestone surviving company as a wholly owned subsidiary of Bonanza Creek.

Raptor Condor Merger Sub 1 and Raptor Condor Merger Sub 2’s principal executive office is located at c/o Bonanza Creek Energy, Inc., 410 17th Street, Suite 1400, Denver, CO 80202 and its telephone number is (720) 440-6100.

The Extraction Merger (see page 86)

Upon satisfaction or waiver of the conditions to closing in the Extraction merger agreement, at the Extraction effective time, Raptor Eagle Merger Sub will merge with and into Extraction, Raptor Eagle Merger Sub’s separate corporate existence will cease, and Extraction will be the Extraction surviving company following the Extraction merger. Each Extraction Eligible Share will be converted into the right to receive the Extraction merger consideration. Cash will be paid in lieu of the issuance of fractional shares, if any, upon the conversion of Extraction Eligible Shares into the Extraction merger consideration. In the event Bonanza Creek pays one or more Bonanza Creek quarterly dividends, in accordance with the terms of the Extraction merger agreement, Bonanza Creek shall, at the Extraction effective time, pay to each eligible Extraction stockholder a dividend equalization payment of Bonanza Creek common stock in an amount equal to the quotient of (x) the aggregate per share amount of any Bonanza Creek quarterly dividends declared or paid after the date of the Extraction merger agreement and with a record date prior to the Extraction effective time, multiplied by the exchange ratio, and divided by (y) the average trading price of Bonanza Creek common stock at the time of the payment of all such Bonanza Creek quarterly dividends, based on a volume-weighted average closing price of Bonanza Creek common stock over the five trading days immediately prior to the payment date of each Bonanza Creek quarterly dividend. Bonanza Creek paid a quarterly cash dividend of $0.35 per share of Bonanza Creek common stock on June 30, 2021 to shareholders of record at the close of business on June 15, 2021. Pursuant to the Extraction merger agreement, each holder of Extraction common stock will receive a dividend equalization payment of approximately 0.008479 shares of Bonanza Creek common stock per share of Extraction common stock as part of the Extraction merger consideration, with cash paid in lieu of fractional shares, if any.

In addition, Extraction will take all actions as may be necessary so that at the Extraction effective time, each outstanding restricted stock unit and share of restricted common stock in respect of Extraction common stock will be treated as described in “The Extraction Merger — Treatment of Extraction Equity Awards in the Extraction Merger.”

The Crestone Peak Merger (see page 184)

Upon satisfaction or waiver of the conditions to closing in the Crestone Peak merger agreement, at the Merger Sub 1 Merger effective time, Raptor Condor Merger Sub 1 will merge with and into Crestone Peak,

Raptor Condor Merger Sub 1’s separate corporate existence will cease, and Crestone Peak will be the Crestone Peak surviving corporation following the Merger Sub 1 merger. Subsequently, the Crestone Peak surviving corporation will merge with and into Raptor Condor Merger Sub 2, with Raptor Condor Merger Sub 2 continuing as the Crestone surviving company and a wholly owned subsidiary of Bonanza Creek.

Subject to the terms and conditions of the Crestone Peak merger agreement, including the consummation of the Extraction merger, at the Merger Sub 1 merger effective time, the issued and outstanding Crestone Peak Eligible Shares as of immediately prior to the Merger Sub 1 merger effective time will be converted into the right to collectively receive the Crestone Peak merger consideration. In addition, at the Merger Sub 2 merger effective time, each share of common stock of Crestone Peak, as the Crestone Peak surviving corporation of the Merger Sub 1 merger, issued and outstanding as of immediately prior to the Merger Sub 2 merger effective time will automatically be cancelled, and each unit of Raptor Condor Merger Sub 2 issued and outstanding immediately prior to the Merger Sub 2 merger effective time will remain issued and outstanding and will represent the only outstanding units of the Crestone surviving company immediately following the Merger Sub 2 merger.

Bonanza Creek Special Meeting (see page 69)

The Bonanza Creek special meeting will be held on                 , 2021, at                 , Mountain Time. The Bonanza Creek special meeting will be a virtual meeting conducted via live audio webcast, which you can attend by registering at www.proxydocs.com/BCEI and following the subsequent instructions. The Bonanza Creek special meeting is being held to consider and vote on the following proposals:

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Proposal 1 (Extraction share issuance proposal): to approve the issuance of shares of Bonanza Creek common stock to Extraction stockholders in connection with the transactions pursuant to the terms of the Extraction merger agreement; and

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Proposal 2 (Crestone Peak share issuance proposal): to approve the issuance of shares of Bonanza Creek common stock to Crestone Peak stockholders in connection with the transactions pursuant to the terms of the Crestone Peak merger agreement.

The record date for the determination of Bonanza Creek stockholders entitled to notice of and to vote at the Bonanza Creek special meeting is the close of business on                 , 2021. Only Bonanza Creek stockholders who held Bonanza Creek common stock of record on the Bonanza Creek record date are entitled to vote at the Bonanza Creek special meeting and any adjournments or postponements of the Bonanza Creek special meeting. Each issued and outstanding share of Bonanza Creek common stock entitles its holder of record to one vote on each matter to be considered at the Bonanza Creek special meeting.

In order for business to be conducted at the Bonanza Creek special meeting, a quorum must be present. A quorum at the Bonanza Creek special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Bonanza Creek common stock entitled to vote at the Bonanza Creek special meeting, represented virtually or by proxy. Abstentions will be counted for purposes of determining whether there is a quorum at the Bonanza Creek special meeting. Shares represented by broker non-votes will not be considered present and entitled to vote at the Bonanza Creek special meeting for the purpose of determining the presence of a quorum. If a quorum is not present or represented or if there are not sufficient votes for the approval of the share issuance proposal, Bonanza Creek expects that the Bonanza Creek special meeting will be adjourned by the chairman of the Bonanza Creek special meeting, in accordance with Section 2.9 of Bonanza Creek’s fourth amended and restated bylaws, which provide that the chair of a meeting of stockholders may adjourn the meeting from time to time. No vote of Bonanza Creek’s stockholders is required for any adjournment or postponement. If the requisite vote to approve the Extraction and Crestone Peak share issuance proposals have not been received at the time of the Bonanza Creek special meeting (or such adjourned meeting), Bonanza Creek may choose to solicit additional proxies in favor of the Extraction and Crestone Peak share issuance proposals.

At any subsequent reconvening of the Bonanza Creek special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Bonanza Creek special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

The merger between Bonanza Creek and Extraction cannot be completed without the approval of the Extraction share issuance proposal by the affirmative vote of a majority of votes cast by Bonanza Creek stockholders entitled to vote thereon and present at the virtual meeting or represented by proxy at the Bonanza Creek special meeting. The merger between Bonanza Creek and Crestone Peak cannot be completed without the approval of both of the Extraction and Crestone Peak share issuance proposals by the affirmative vote of a majority of votes cast by Bonanza Creek stockholders entitled to vote thereon and present at the virtual meeting or represented by proxy at the Bonanza Creek special meeting. Accordingly, a Bonanza Creek stockholder’s abstention from voting will have the same effect as a vote “against” each of the Extraction and Crestone Peak share issuance proposals, while a broker non-vote or the failure of a Bonanza Creek stockholder to vote will have no effect on the outcome of either of the Extraction and Crestone Peak share issuance proposals.

As of the Bonanza Creek record date, there were                  shares of Bonanza Creek common stock. As of the Bonanza Creek record date, Bonanza Creek directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote                  shares of Bonanza Creek common stock, or approximately                 % of the combined voting power of the issued and outstanding shares of Bonanza Creek common stock.

Extraction Special Meeting (see page 77)

The Extraction special meeting will be held on                 , 2021, at                 , Mountain Time. The Extraction special meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting www.virtualshareholdermeeting.com/XOG2021SM. The Extraction special meeting is being held to consider and vote on the following proposals:

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Proposal 1 (Extraction merger proposal): to approve and adopt the Extraction merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which each Extraction Eligible Share will be converted automatically into the right to receive the Extraction merger consideration; and

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Proposal 2 (Extraction compensation proposal): to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Extraction’s named executive officers that is based on or otherwise relates to the Extraction merger, discussed under the heading “The Extraction Merger — Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger.”

The record date for the determination of Extraction stockholders entitled to notice of, and to vote at, the Extraction special meeting is the close of business on                 , 2021. The Extraction stockholders of record on the Extraction record date are the only Extraction stockholders that are entitled to receive notice of, and to vote at, the Extraction special meeting and any adjournments or postponements of the Extraction special meeting. Each outstanding share of Extraction common stock entitles its holder of record to one vote on each matter to be considered at the Extraction special meeting.

In order for business to be conducted at the Extraction special meeting, a quorum must be present. A quorum at the Extraction special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Extraction common stock entitled to vote at the Extraction special meeting, represented virtually or by proxy. Abstentions will be counted for purposes of determining whether there is a quorum at the

Extraction special meeting. Shares represented by broker non-votes will not be considered present and entitled to vote at the Extraction special meeting for the purpose of determining the presence of a quorum. If a quorum is not present or represented, the chairman of the meeting may adjourn the Extraction special meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Approval of the Extraction merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Extraction common stock entitled to vote on the proposal. Accordingly, an Extraction stockholder’s abstention from voting, a broker non-vote, the failure of an Extraction stockholder to vote or the failure of an Extraction stockholder to submit a proxy will have the same effect as a vote “against” the Extraction merger proposal.

Approval of the Extraction compensation proposal on a non-binding advisory basis requires the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon. Accordingly, an Extraction stockholder’s abstention from voting will have the same effect as a vote “against” the Extraction compensation proposal, while a broker non-vote or the failure of an Extraction stockholder to vote will have no effect on the outcome of the Extraction compensation proposal.

As of the Extraction record date, there were                  shares of Extraction common stock outstanding. As of the record date, Extraction directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote                  shares of Extraction common stock, or approximately                 % of the issued and outstanding shares of Extraction common stock.

Voting Agreement with Kimmeridge (see page 78 and Annex E)

In connection with the execution of the Extraction merger agreement, Kimmeridge entered into the voting agreement with respect to the voting agreement shares, as amended and restated in connection with the execution of the Crestone Peak merger agreement. As of the Extraction record date, Kimmeridge holds and is entitled to vote in the aggregate approximately                % of the issued and outstanding shares of Extraction common stock entitled to vote at the Extraction special meeting. Pursuant to the voting agreement, Kimmeridge has agreed to vote its shares in favor of the matters to be submitted to Extraction’s stockholders in connection with the Extraction merger, subject to the terms and conditions set forth in the voting agreement. For more information on the voting agreement, please see the section entitled “Extraction Special Meeting — Voting Agreement with Kimmeridge.”

Support Agreement with the Crestone Peak Stockholder (see page 200 and Annex H)

In connection with the execution of the Crestone Peak merger agreement, the Crestone Peak Stockholder entered into the support agreement with Crestone Peak and Bonanza Creek. Pursuant to the support agreement, the Crestone Peak Stockholder has agreed to, among other things, (i) deliver a written consent approving and adopting the Crestone Peak merger agreement and the transactions contemplated thereby, including, with respect to Crestone Peak, the Merger Sub 1 merger, contemporaneously with the execution of the Crestone Peak merger agreement, (ii) vote against specified actions that would adversely affect, discourage or delay the Crestone Peak merger, including specified actions that contemplate alternative transactions and (iii) immediately prior to the closing of the Crestone Peak merger, make an assignment to Crestone Peak of all outstanding shareholder loans made by the Crestone Peak Stockholder to Crestone Peak. For more information on the support agreement, please see the section entitled “The Crestone Peak Merger — Support Agreement with the Crestone Peak Stockholder.”

Recommendation of the Bonanza Creek Board and Reasons for the Mergers (see page 99 and 184)

The Bonanza Creek board unanimously recommends that the Bonanza Creek stockholders vote “FOR” each of the Extraction and Crestone Peak share issuance proposals.

For additional information on the recommendation of the Bonanza Creek board, please see “The Extraction Merger — Recommendation of the Bonanza Creek Board and Reasons for the Extraction Merger” and “The Crestone Peak Merger —  Recommendation of the Bonanza Creek Board and Reasons for the Crestone Peak Merger.”

Recommendation of the Extraction Board and Reasons for the Extraction Merger (see page 102)

The Extraction board unanimously recommends that Extraction stockholders (i) vote “FOR” the Extraction merger proposal and (ii) vote “FOR” the Extraction compensation proposal.

For additional information on the recommendation of the Extraction board, please see “The Extraction Merger —  Recommendation of the Extraction Board and Reasons for the Extraction Merger.”

Opinion of Bonanza Creek’s Financial Advisor — Extraction Merger (see page 112 and Annex B)

Bonanza Creek retained J.P. Morgan to act as financial advisor to Bonanza Creek in connection with the Extraction merger and the transactions contemplated thereby. On May 9, 2021, at a meeting of the Bonanza Creek board and at the request of the Bonanza Creek board, J.P. Morgan delivered an oral opinion subsequently confirmed by a written opinion dated May 9, 2021, to the effect that, as of that date and based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio in the Extraction merger was fair, from a financial point of view, to Bonanza Creek.

The full text of the written opinion of J.P. Morgan, dated as of May 9, 2021, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached hereto as Annex B. You are urged to read J.P. Morgan’s opinion carefully and in its entirety. J.P. Morgan’s opinion was addressed to, and provided for the information and benefit of, the Bonanza Creek board in connection with its evaluation of the fairness of the exchange ratio in the Extraction merger, from a financial point of view, to Bonanza Creek, and did not address any other aspects or implications of the Extraction merger or any other transaction. J.P. Morgan’s opinion should not be construed as creating any fiduciary duty on J.P. Morgan’s part to any party and such opinion was not intended to be, and does not constitute, a recommendation to the Bonanza Creek board or to any other persons in respect of the Extraction merger or any other transaction, including as to how any holder of Bonanza Creek common stock should act or vote in respect of the Extraction merger or any other transaction. J.P. Morgan’s opinion did not address the relative merits of the Extraction merger or any other transaction as compared to other business or financial strategies or opportunities that might be available to Bonanza Creek, nor did it address the underlying business decision of Bonanza Creek to engage in the Extraction merger or any other transaction.

We encourage you to read J.P. Morgan’s opinion attached as Annex B and the section titled “The Extraction Merger — Opinion of Bonanza Creek’s Financial Advisor” of this joint proxy statement/prospectus carefully and in their entirety. J.P. Morgan has consented to the inclusion of a summary of its opinion in this joint proxy statement/prospectus and the attachment of the full text of its opinion as Annex B.

Opinion of Extraction’s Financial Advisor (see page 118 and Annex C)

In October 2019, Extraction retained Petrie Partners to act as financial advisor to the Extraction board in connection with the evaluation of potential strategic alternatives. On June 6, 2021, at a meeting of the Extraction board, Petrie Partners rendered its oral opinion, subsequently confirmed by delivery of a written opinion, that, as of June 6, 2021, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio provided for pursuant to the Extraction merger agreement is fair from a financial point of view to the holders of Extraction common stock (other than Bonanza Creek, Crestone Peak and their respective affiliates).

The full text of the written opinion of Petrie Partners, dated as of June 6, 2021, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Extraction stockholders are urged to read the opinion in its entirety. Petrie Partners’ opinion was addressed to, and provided for the information and benefit of, the Extraction board in connection with its evaluation of the proposed Extraction merger, was directed only to the exchange ratio, and did not address any other aspects or implications of the Extraction merger or any other transaction. Petrie Partners’ opinion does not constitute a recommendation to the Extraction board or to any other persons in respect of the Extraction merger or the Crestone Peak merger, including as to how any holder of shares of voting common stock of Extraction should act or vote in respect of any of the transactions contemplated by the Extraction merger agreement. For a description of the opinion that the Extraction board received from Petrie Partners, see the section entitled “The Extraction Merger — Opinion of Extraction’s Financial Advisor”.

Opinion of Bonanza Creek’s Financial Advisor — Crestone Peak Merger (see page 191 and Annex G)

Bonanza Creek retained J.P. Morgan to act as financial advisor to Bonanza Creek in connection with the Crestone Peak merger and the transactions contemplated thereby. On June 6, 2021, at a meeting of the Bonanza Creek board and at the request of the Bonanza Creek board, J.P. Morgan delivered an oral opinion subsequently confirmed by a written opinion dated June 6, 2021, to the effect that, as of that date and based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Crestone Peak merger consideration in the Crestone Peak merger was fair, from a financial point of view, to Bonanza Creek.

The full text of the written opinion of J.P. Morgan, dated as of June 6, 2021, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached hereto as Annex G. You are urged to read J.P. Morgan’s opinion carefully and in its entirety. J.P. Morgan’s opinion was addressed to, and provided for the information and benefit of, the Bonanza Creek board in connection with its evaluation of the fairness of the Crestone Peak merger consideration in the Crestone Peak merger, from a financial point of view, to Bonanza Creek, and did not address any other aspects or implications of the Crestone Peak merger or any other transaction. J.P. Morgan’s opinion should not be construed as creating any fiduciary duty on J.P. Morgan’s part to any party and such opinion was not intended to be, and does not constitute, a recommendation to the Bonanza Creek board or to any other persons in respect of the Crestone Peak merger or any other transaction, including as to how any holder of Bonanza Creek common stock should act or vote in respect of the Crestone Peak merger or any other transaction. J.P. Morgan’s opinion did not address the relative merits of the Crestone Peak merger or any other transaction as compared to other business or financial strategies or opportunities that might be available to Bonanza Creek, nor did it address the underlying business decision of Bonanza Creek to engage in the Crestone Peak merger or any other transaction.

We encourage you to read J.P. Morgan’s opinion attached as Annex G and the section titled “The Crestone Peak Merger — Opinion of Bonanza Creek’s Financial Advisor” of this joint proxy statement/prospectus carefully and in their entirety. J.P. Morgan has consented to the inclusion of a summary of its opinion in this joint proxy statement/prospectus and the attachment of the full text of its opinion as Annex G.

Interests of Certain Extraction Directors and Executive Officers in the Mergers (see page 135)

In considering the recommendation of the Extraction board that Extraction stockholders vote to approve the Extraction merger proposal and the Extraction compensation proposal, Extraction stockholders should be aware that, aside from their interests as Extraction stockholders, Extraction’s directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Extraction stockholders generally. These interests are described in more detail in the section entitled “The Extraction Merger — Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger.” The Extraction board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Extraction merger agreement and the transactions contemplated therein, in approving the Extraction merger and in recommending the approval of the Extraction merger proposal and the Extraction compensation proposal. See “The Extraction Merger — Background of the Extraction and Crestone Peak Mergers” and “The Extraction Merger — Recommendation of the Extraction Board and Reasons for the Extraction Merger.” Extraction stockholders should take these interests into account in deciding whether to vote “FOR” the Extraction merger proposal and the Extraction compensation proposal. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Interests of Certain Bonanza Creek Directors and Executive Officers in the Mergers (see page 141)

In considering the recommendation of the Bonanza Creek board that Bonanza Creek stockholders vote to approve the Extraction share issuance proposal, Bonanza Creek stockholders should be aware that, aside from their interests as Bonanza Creek stockholders, Bonanza Creek’s directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Bonanza Creek stockholders generally. These interests are described in more detail in the section entitled “The Extraction Merger — Interests of Certain Bonanza Creek Directors and Executive Officers in the Mergers.” The Bonanza Creek board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Extraction merger agreement and the transactions contemplated therein, in approving the Extraction merger and in recommending the approval of the Extraction share issuance proposal. See “The Extraction Merger — Background of the Extraction and Crestone Peak Mergers” and “The Extraction Merger — Recommendation of the Bonanza Creek Board and Reasons for the Extraction Merger.” Bonanza Creek stockholders should take these interests into account in deciding whether to vote “FOR” the Extraction share issuance proposal. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Board of Directors and Management of Bonanza Creek Following Completion of the Mergers (see page 143 and 198)

Upon completion of the Extraction merger, Mr. Benjamin Dell, chairman of the Extraction board, will serve as chairman of the board of directors of the combined company, and Eric Greager will serve as President and Chief Executive Officer of the combined company. Subject to the board’s election, other senior leadership positions of the combined company are anticipated to be filled by: Cyrus “Skip” Marter, Executive Vice President, General Counsel and Secretary; Dean Tinsley, Senior Vice President, Operations; Sandra K. Garbiso, Vice President and Chief Accounting Officer; Marianella Foschi, Chief Financial Officer; Brian Cain, Vice President, Environmental, Social and Corporate Governance; and Matt Owens, Chief Operating Officer.

Additionally, following the completion of the Extraction merger, the new Bonanza Creek board will increase to eight members, (i) four of whom will be designated by Bonanza Creek, which designees shall consist of Eric Greager, the President and Chief Executive Officer of Bonanza Creek, and three independent directors who shall be acceptable to Extraction, who are expected to be, subject to election, who are expected to be, subject to election, Carrie L. Hudak, Brian Steck, and Jeffrey E. Wojahn, and (ii) four of whom will be designated by Extraction, each of whom shall be independent and acceptable to Bonanza Creek, and one of whom shall be the chairman of the board of directors of the combined company, who are expected to be, subject to election, Benjamin Dell as chairman of the board, Morris Clark, Carrie M. Fox and Howard A. Willard, III. Following the completion of the Crestone Peak merger, the board of the combined company will increase to nine members, one of whom will be designated by CPP Investments. See “The Crestone Peak Merger — Board of Directors and Management of Bonanza Creek Following Completion of the Crestone Peak Merger ” for a description of the full board of the combined company following the completion of the mergers.

Appraisal Rights and Dissenters’ Rights (see page 149 and 200)

No appraisal rights or dissenters’ rights will be available with respect to the mergers or the share issuances for Bonanza Creek stockholders or Extraction stockholders. Pursuant to the terms of the support agreement, the Crestone Peak Stockholder has waived any appraisal rights or dissenters’ rights in connection with the Crestone Peak merger under Crestone Peak’s organizational documents or Delaware law.

Material U.S. Federal Income Tax Consequences of the Extraction Merger (see page 144)

Assuming that the Extraction merger is completed as currently contemplated, Bonanza Creek and Extraction intend for the Extraction merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Extraction to complete the Extraction merger is conditioned upon the receipt of an opinion from K&E, counsel to Extraction (or other legal counsel selected by Extraction and reasonably satisfactory to Bonanza Creek), in form and substance reasonably satisfactory to Extraction, to the effect that the Extraction merger should qualify as a reorganization within the meaning of Section 368(a) of the Code based upon the facts, representations, and assumptions set forth or referred to in such opinion. Provided that the Extraction merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Extraction Merger — Material U.S. Federal Income Tax Consequences of the Extraction Merger”) of Extraction common stock will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of Extraction common stock for Bonanza Creek common stock pursuant to the Extraction merger, except with respect to any cash received in lieu of fractional shares of Bonanza Creek common stock.

Please see “The Extraction Merger — Material U.S. Federal Income Tax Consequences of the Extraction Merger” for a more detailed discussion of the material U.S. federal income tax consequences of the Extraction merger to U.S. holders of Extraction common stock. Tax matters are complicated and the tax consequences to a particular holder of Extraction common stock will depend on the facts of such holder’s situation. Each holder of Extraction common stock is strongly urged to consult with their tax advisor to determine the U.S. federal, state or local or non-U.S. income or other tax consequences of the Extraction merger applicable to such holder’s particular circumstances.

Accounting Treatment of the Mergers (see page 147 and 198)

Bonanza Creek, Extraction and Crestone Peak prepare their respective financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the mergers, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill, if any. Bonanza Creek will be treated as the acquirer for accounting purposes for the mergers.

Regulatory Approvals (see page 147 and 198)

Antitrust Clearance

The completion of the mergers is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, the mergers cannot be completed until the parties to each of the Extraction merger agreement and Crestone Peak merger agreement have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), and until the applicable waiting period has expired or has been terminated.

In connection with the Extraction merger, on May 21, 2021, Bonanza Creek and Extraction each filed a premerger notification and report form under the HSR Act. The waiting period with respect to the notification and report forms filed under the HSR Act is scheduled to expire at 11:59 p.m., Eastern Time, on June 21, 2021, unless otherwise extended or terminated early.

In connection with the Crestone Peak merger, on June 25, 2021, Bonanza Creek and Crestone Peak each filed a premerger notification and report form under the HSR Act. The waiting period with respect to the notification and report forms filed under the HSR Act is scheduled to expire at 11:59 p.m., Eastern Time, on July 26, 2021, unless otherwise extended or terminated early.

At any time before or after consummation of the mergers, the FTC or the DOJ, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Bonanza Creek, Extraction or Crestone Peak or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

In connection with the Extraction share issuance proposal, Bonanza Creek has filed a registration statement with the SEC under the Securities Act, of which this joint proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Bonanza Creek common stock issuable as Extraction merger consideration upon the Extraction effective time will be registered with the SEC.

New York Stock Exchange

In addition, the completion of the mergers is subject to approval for listing of the shares of Bonanza Creek common stock issuable pursuant to the mergers on the NYSE, subject to official notice of issuance.

Treatment of Extraction Equity Awards in the Extraction Merger (see page 148)

The Extraction merger agreement provides that each Extraction RSU Award will be assumed by Bonanza Creek and converted into a Converted RSU equal to the product of the number of Extraction common stock subject to the Extraction RSU Award immediately prior to the Extraction effective time multiplied by the exchange ratio, effective as of the Extraction effective time.

Effective as of the Extraction effective time, each Converted RSU shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Extraction RSU Award immediately prior to the Extraction effective time; provided that any Extraction RSU Award subject to performance-based vesting conditions shall continue to be measured pursuant to the same terms and conditions of the underlying Extraction RSU Award in effect as of immediately prior to the Extraction effective time; provided further that Extraction RSU Awards subject to performance-based vesting conditions held by certain Extraction Executives shall each provide that, in the event the Extraction Executive’s employment is terminated for death, disability, by Bonanza Creek for any reason other than for Cause (as defined in the applicable award agreement), or by the Extraction Executive for Good Reason (as defined in the applicable award agreement), in each case, on or within 12 months following the closing of the Extraction merger, the portion of such Extraction Executive’s Converted RSU award subject to performance-based vesting conditions shall, effective as of such Extraction Executive’s termination date, immediately vest in full based on deemed achievement of any applicable performance goals at the maximum level of performance. Further, effective as of immediately prior to the Extraction effective time, each Extraction DSU Award held by a member of the Extraction board who is not a designee of Extraction for appointment to the Bonanza Creek board as of the Extraction effective time shall immediately vest in full.

For additional information regarding the treatment of Extraction equity awards, please see “The Extraction Merger — Treatment of Extraction Equity Awards in the Extraction Merger.”

Treatment of Crestone Peak Equity Awards in the Crestone Peak Merger (see page 198)

The Crestone Peak merger agreement does not provide for specific treatment of equity compensation awards in connection with the Mergers. Certain Crestone Peak employees hold profits interest and phantom equity awards that will become vested in connection with the Mergers under the terms and conditions of the governing equity compensation plans, but none of these awards are currently deemed to have a settlement value, therefore the Crestone Peak employees will not receive any special payments or settlements with respect to outstanding equity compensation awards in connection with the Mergers.

For additional information regarding the treatment of Crestone Peak equity awards, please see “The Crestone Peak Merger —  Treatment of Crestone Peak Equity Awards in the Crestone Peak Merger.”

Listing of Bonanza Creek Common Stock; Delisting and Deregistration of Extraction Common Stock (see page 149)

It is a condition to the consummation of the mergers that the shares of Bonanza Creek common stock issuable pursuant to the mergers be approved for listing on the NYSE, subject to official notice of issuance.

Shares of Extraction common stock currently trade on the NASDAQ under the stock symbol “XOG.” When the Extraction merger is completed, the Extraction common stock will cease to be traded on the NASDAQ and will be deregistered under the Exchange Act. There is no established trading market for Crestone Peak common stock.

Upon consummation of the Extraction merger, Bonanza Creek’s name will be changed to “Civitas Resources, Inc.” and Bonanza’s stock symbol on the NYSE will be changed to “CIVI.”

No Solicitation; Changes in Recommendation (see page 164 and 214)

Subject to certain exceptions, the Extraction merger agreement and Crestone Peak merger agreement limit Bonanza Creek’s, Extraction’s and the Group Companies’ ability to solicit, knowingly encourage (including by way of providing information or taking any other action) or discuss or negotiate with any person with respect to a Bonanza Creek competing proposal, an Extraction competing proposal, or a Crestone Peak alternative proposal, as applicable, (as defined herein). For a more detailed discussion on Bonanza Creek, Extraction and Crestone Peak and the ability of their boards of directors to consider other proposals, please see “The Extraction Merger Agreement — No Solicitation; Changes in Recommendation” and “The Crestone Peak Merger Agreement — No Solicitation; Changes in Recommendation.”

Conditions to Completion of the Extraction Merger (see page 180)

The obligations of Bonanza Creek and Extraction to consummate the Extraction merger are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

•

(i) approval of the Extraction merger proposal by the Extraction stockholders shall have been obtained and (ii) approval of the Bonanza Creek share issuance proposal by the Bonanza Creek stockholders shall have been obtained;

•	any waiting period applicable to the transactions under the HSR Act shall have been terminated or shall have expired;

•

no governmental entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Extraction merger, and no law shall have been adopted that makes consummation of the Extraction merger, illegal or otherwise prohibited;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Bonanza Creek in connection with the issuance of shares of Bonanza Creek common stock in the Extraction merger, shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order; and

•	the shares of Bonanza Creek common stock to be issued pursuant to the Extraction merger shall have been authorized for listing on the NYSE, upon official notice of issuance.

The obligation of Extraction to effect the Extraction merger is also subject to the satisfaction, or waiver by Extraction, of the following additional conditions:

•

the accuracy of the representations and warranties of Bonanza Creek set forth in the Extraction merger agreement, subject to the materiality standards set forth in the Extraction merger agreement, as of May 9, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Extraction’s receipt of an officer’s certificate from Bonanza Creek to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Extraction merger agreement by Bonanza Creek and Raptor Eagle Merger Sub prior to the Extraction effective time, and Extraction’s receipt of an officer’s certificate from Bonanza Creek to that effect; and

•

receipt of an opinion from K&E, counsel to Extraction (or other legal counsel selected by Extraction and reasonably satisfactory to Bonanza Creek), to the effect that the Extraction merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligation of Bonanza Creek to effect the Extraction merger is also subject to the satisfaction, or waiver by Bonanza Creek, of the following additional conditions:

•

the accuracy of the representations and warranties of Extraction set forth in the Extraction merger agreement, subject to the materiality standards set forth in the Extraction merger agreement, as of May 9, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Bonanza Creek’s receipt of an officer’s certificate from Extraction to that effect; and

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Extraction merger agreement by Extraction prior to the Extraction effective time, and Bonanza Creek’s receipt of an officer’s certificate from Extraction to that effect.

As further discussed under the section entitled “Risk Factors,” neither Bonanza Creek nor Extraction can be certain when, or if, the conditions to the Extraction merger will be satisfied or waived, or that the Extraction merger will be completed.

Conditions to Completion of the Crestone Peak Merger (see page 225)

The obligations of Bonanza Creek and Crestone Peak to consummate the Crestone Peak merger are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

•	(i) approval of the Crestone Peak Stockholder shall have been obtained and (ii) approval of the Bonanza Creek share issuance proposal by the Bonanza Creek stockholders shall have been obtained;

•	any waiting period applicable to the transactions under the HSR Act shall have been terminated or shall have expired;

•

no governmental entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Crestone Peak merger, and no law shall have been adopted that makes consummation of the Crestone Peak merger, illegal or otherwise prohibited;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Bonanza Creek in connection with the issuance of shares of Bonanza Creek common stock in the Extraction merger, shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order;

•	the shares of Bonanza Creek common stock to be issued pursuant to the Crestone Peak merger shall have been authorized for listing on the NYSE, upon official notice of issuance; and

•	the closing of the Extraction merger shall have occurred or shall occur substantially concurrently with the closing of the Crestone Peak merger.

The obligation of Crestone Peak to effect the Crestone Peak merger is also subject to the satisfaction, or waiver by Crestone Peak, of the following additional conditions:

•

the accuracy of the representations and warranties of Bonanza Creek set forth in the Crestone Peak merger agreement, subject to the materiality standards set forth in the Crestone Peak merger agreement, as of June 6, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Crestone Peak’s receipt of an officer’s certificate from Bonanza Creek to that effect;

•

the accuracy of the representations and warranties of Extraction set forth in the Crestone Peak merger agreement, subject to the materiality standards set forth in the Crestone Peak merger agreement, as of June 6, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Crestone Peak’s receipt of an officer’s certificate from Extraction to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Crestone Peak merger agreement by Bonanza Creek, Raptor Condor Merger Sub 1 and Raptor Condor Merger Sub 2 at or prior to the Merger Sub 1 merger effective time, and Crestone Peak’s receipt of an officer’s certificate from Bonanza Creek to that effect; and

•	the absence of a waiver of any conditions to close the Extraction merger by either Bonanza Creek or Extraction in a manner materially adverse to Crestone Peak or the Crestone Peak Stockholder.

The obligation of Bonanza Creek to effect the Crestone Peak merger is also subject to the satisfaction, or waiver by Bonanza Creek, of the following additional conditions:

•

the accuracy of the representations and warranties of Crestone Peak set forth in the Crestone Peak merger agreement, subject to the materiality standards set forth in the Crestone Peak merger agreement, as of June 6, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Bonanza Creek’s receipt of an officer’s certificate from Crestone Peak to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Crestone Peak merger agreement by Crestone Peak prior to the Merger Sub 1 merger effective time, and Bonanza Creek’s receipt of an officer’s certificate from Crestone Peak to that effect;

•	delivery of certain Crestone Peak Financial Statements to Bonanza Creek; and

•	an assignment by the Crestone Peak Stockholder of all outstanding loans by the Crestone Peak Stockholder to Crestone Peak or other cancellation of such indebtedness.

As further discussed under the section entitled “Risk Factors,” neither Bonanza Creek nor Crestone Peak can be certain when, or if, the conditions to the Crestone Peak merger will be satisfied or waived, or that the Crestone Peak merger will be completed.

Termination of the Extraction Merger Agreement (see page 181)

Bonanza Creek and Extraction may mutually agree in writing to terminate the Extraction merger agreement before consummating the Extraction merger, even after approval of the Extraction share issuance proposal by the Bonanza Creek stockholders and of the Extraction merger proposal by the Extraction stockholders has been obtained.

In addition, either Bonanza Creek or Extraction may terminate the Extraction merger agreement if:

•

any governmental entity having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Extraction merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any law that permanently makes consummation of the Extraction merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate the Extraction merger agreement under this bullet shall not be available to any party whose failure to fulfill any material covenant or agreement pursuant to the Extraction merger agreement has been the primary cause of or resulted in the action or event described in this bullet occurring;

•

the consummation of the Extraction merger has not occurred on or before December 6, 2021 (the “Extraction outside date”); provided that the right to terminate the Extraction merger agreement under this bullet shall not be available to any party whose failure to fulfill any material covenant or agreement pursuant to the Extraction merger agreement has been the primary cause of or resulted in the failure of the Extraction merger to occur on or before such date;

•

the other party has breached any representation, warranty, covenant or other agreement contained in the Extraction merger agreement, which would give rise to the failure of certain conditions to the Extraction merger and such breach is not curable prior to the Extraction outside date or, if curable prior to the Extraction outside date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching party of such breach and (ii) two business days prior to the Extraction outside date (a “terminable breach”); provided, however, that the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the Extraction merger agreement; or

•

(i) the approval of the Extraction merger proposal by the Extraction stockholders shall not have been obtained upon a vote at a duly held Extraction special meeting or at any adjournment or postponement thereof; or (ii) the approval of the Extraction share issuance proposal by the Bonanza Creek stockholders shall not have been obtained upon a vote at a duly held Bonanza Creek special meeting, or at any adjournment or postponement thereof.

In addition, the Extraction merger agreement may be terminated under the following circumstances:

•

by Bonanza Creek, prior to, but not after, the time the Extraction stockholders approve the Extraction merger proposal, if the Extraction board or a committee thereof has effected an Extraction recommendation change (whether or not such Extraction recommendation change is permitted by the Extraction merger agreement); and

•

by Extraction, prior to, but not after, the time the Bonanza Creek stockholders approve the Extraction share issuance proposal, if the Bonanza Creek board or a committee thereof has effected a Bonanza Creek recommendation change (whether or not such Bonanza Creek recommendation change is permitted by the Extraction merger agreement).

Expenses and Termination Fees Relating to the Termination of the Extraction Merger Agreement (see page 182)

Termination Fees Payable by Bonanza Creek

The Extraction merger agreement, as amended, requires Bonanza Creek to pay Extraction a termination fee of $22.5 million if:

•	Extraction terminates the Extraction merger agreement following a Bonanza Creek recommendation change, as described above in the section entitled “— Termination of the Extraction Merger Agreement”; or

•

(i) (A) Bonanza Creek or Extraction terminates the Extraction merger agreement as a result of a failure to obtain Bonanza Creek stockholder approval and on or prior to the date of such termination, a Parent Competing Proposal (as defined in the Extraction merger agreement) shall have been announced or disclosed and not withdrawn without qualification at least seven business days prior to the Bonanza Creek special meeting or (B) Bonanza Creek terminates the Extraction merger agreement following the Extraction outside date at a time when Extraction would be permitted to terminate the Extraction merger agreement due to a terminable breach by Bonanza Creek or Extraction terminates the Extraction merger agreement due to a terminable breach by Bonanza Creek and on or prior to the date of such termination, a Parent Competing Proposal shall have been announced or disclosed and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within twelve months of such termination, Bonanza Creek enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to Bonanza Creek stockholders a Parent Competing Proposal) or consummates a Parent Competing Proposal.

In no event shall Extraction be entitled to receive more than one payment of the Termination Fee.

Termination Fees Payable by Extraction

The Extraction merger agreement requires Extraction to pay Bonanza Creek a termination fee of $37.5 million if:

•	Bonanza Creek terminates the Extraction merger agreement following an Extraction recommendation change as described above in the section entitled “— Termination of the Extraction Merger Agreement”; or

•

(i) (A) Bonanza Creek or Extraction terminates the Extraction merger agreement as a result of a failure to obtain Extraction stockholder approval and on or prior to the date of such termination, a Company Competing Proposal (as defined in the Extraction merger agreement) shall have been announced or disclosed and not withdrawn without qualification at least seven business days prior to the Extraction special meeting or (B) Extraction terminates the Extraction merger agreement following the Extraction outside date at a time when Bonanza Creek would be permitted to terminate the Extraction merger agreement due to a terminable breach by Extraction or Bonanza Creek terminates the Extraction merger agreement due to a terminable breach by Extraction and on or prior to the date of such termination, a Company Competing Proposal shall have been announced or disclosed and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within twelve months of such termination, Extraction enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to Extraction stockholders a Company Competing Proposal) or consummates a Company Competing Proposal.

In no event shall Bonanza Creek be entitled to receive more than one payment of the Termination Fee.

Expenses

Each of Bonanza Creek and Extraction shall pay its own expenses incident to preparing for, entering into and carrying out the Extraction merger agreement and the consummation of the Extraction merger and the transactions contemplated thereby, whether or not the Extraction merger shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the Extraction merger shall be borne equally by Bonanza Creek and Extraction.

Termination of the Crestone Peak Merger Agreement (see page 227)

Bonanza Creek and Crestone Peak may mutually agree in writing to terminate the Crestone Peak merger agreement before consummating the Crestone Peak merger, even after approval of the Crestone Peak share issuance proposal by the Bonanza Creek stockholders and the Crestone Peak merger by the Crestone Peak Stockholder has been obtained. The Crestone Peak merger agreement shall be terminated automatically if the Extraction merger agreement is terminated for any reason.

In addition, either Bonanza Creek (after reasonably consulting with Extraction and considering, in good faith, Extraction’s views) or Crestone Peak may terminate the Crestone Peak merger agreement if:

•

any governmental entity having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Crestone Peak merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any law that permanently makes consummation of the Crestone Peak merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate the Crestone Peak merger agreement under this bullet shall not be available to any party whose failure to fulfill any material covenant or agreement pursuant to the Crestone Peak merger agreement has been the primary cause of or resulted in the action or event described in this bullet occurring;

•

the consummation of the Crestone Peak merger has not occurred on or before 5:00 p.m. Denver, Colorado time, on December 6, 2021 (the “Crestone Peak outside date”); provided that the right to terminate the Crestone Peak merger agreement under this bullet shall not be available to any party whose failure to fulfill any material covenant or agreement pursuant to the Crestone Peak merger agreement has been the primary cause of or resulted in the failure of the Crestone Peak merger to occur on or before such date;

•

the other party has breached any representation, warranty, covenant or other agreement contained in the Crestone Peak merger agreement, which would give rise to the failure of certain conditions to the Crestone Peak merger and such breach is not curable prior to the Crestone Peak outside date or, if curable prior to the Crestone Peak outside date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching party of such breach and (ii) two business days prior to the Crestone Peak outside date (a “terminable breach”); provided, however, that the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the Crestone Peak merger agreement and, with respect to Crestone Peak, the Crestone Peak Stockholder is not in material breach of its obligations under the support agreement; or

•	the approval of the Crestone Peak share issuance proposal by the Bonanza Creek stockholders shall not have been obtained upon a vote at a duly held Bonanza Creek special meeting.

In addition, the Crestone Peak merger agreement may be terminated under the following circumstances:

•

by Bonanza Creek, if Crestone Peak has not delivered the Crestone Peak Financial Statements by July 2, 2021, provided that Bonanza Creek delivers notice of termination prior to filing this joint proxy statement, or if certain of the Crestone Peak Financial Statements are materially different in an adverse manner from certain previously delivered financial statements of Crestone Peak, provided that Bonanza Creek delivers notice of termination no later than five business days after the event giving rise to Bonanza Creek’s termination rights thereunder;

•

by Crestone Peak, prior to, but not after, the time the Bonanza Creek stockholders approve the Crestone Peak share issuance proposal, if the Bonanza Creek board has effected a Bonanza Creek recommendation change (whether or not such Bonanza Creek recommendation change is permitted by the Crestone Peak merger agreement); or

•	by Crestone Peak if any wavier of any of the conditions to the closing of the Extraction merger has been provided by Bonanza Creek or Extraction in a manner materially adverse to Crestone Peak.

Expenses and Termination Fees Relating to the Termination of the Crestone Merger Agreement (see page 228)

Termination Fees Payable by Bonanza Creek

The Crestone Peak merger agreement requires Bonanza Creek to pay Crestone Peak a termination fee of $37.5 million; provided, that the Termination Fee payable by Bonanza Creek will be reduced to $15.0 million if a termination fee is also paid by Bonanza Creek or Extraction under the Extraction merger agreement, if:

•

Crestone Peak terminates the Crestone Peak merger agreement following a Bonanza Creek recommendation change, as described above in the section entitled “— Termination of the Crestone Peak Merger Agreement”;

•	The Extraction merger agreement is terminated and either Extraction or Bonanza Creek is obligated to pay the other a termination fee; or

•

(i) (A) Bonanza Creek or Crestone Peak terminates the Crestone Peak merger agreement as a result of a failure to obtain Bonanza Creek stockholder approval and on or prior to the date of such termination, a

Parent Competing Proposal (as defined in the Crestone Peak merger agreement) shall have been announced or disclosed and not withdrawn without qualification at least seven business days prior to the Bonanza Creek special meeting or (B) Bonanza Creek terminates the Crestone Peak merger agreement following the Crestone Peak outside date at a time when Crestone Peak would be permitted to terminate the Crestone Peak merger agreement due to a terminable breach by Bonanza Creek or Crestone Peak terminates the Crestone Peak merger agreement due to a terminable breach by Bonanza Creek and on or prior to the date of such termination, a Parent Competing Proposal shall have been announced or disclosed and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within twelve months of such termination, Bonanza Creek enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to Bonanza Creek stockholders a Parent Competing Proposal) or consummates a Parent Competing Proposal.

In no event shall Crestone Peak be entitled to receive more than one payment of the Termination Fee.

Termination Fees Payable by Crestone Peak

The Crestone Peak merger agreement requires Crestone Peak to pay Bonanza Creek a termination fee of $37.5 million if:

•

(i) (A) Bonanza Creek terminates the Crestone Peak merger agreement due to a terminable breach by Crestone Peak or (B) Crestone Peak terminates the Crestone Peak merger agreement following the Crestone Peak outside date at a time when Bonanza Creek would be permitted to terminate the Crestone Peak merger agreement due to a terminable breach by Crestone Peak and on or prior to the date of such termination, a Company Alternative Proposal (as defined in the Crestone Peak merger agreement) shall have been announced or disclosed and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within twelve months of such termination, Crestone Peak enters into a definitive agreement with respect to a Company Alternative Proposal (or publicly approves or recommends to Extraction stockholders a Company Alternative Proposal) or consummates a Company Alternative Proposal.

In no event shall Bonanza Creek be entitled to receive more than one payment of the Termination Fee.

Expenses

Each of Bonanza Creek and Crestone Peak shall pay its own expenses incident to preparing for, entering into and carrying out the Crestone Peak merger agreement and the consummation of the Crestone Peak merger and the transactions contemplated thereby, whether or not the Crestone Peak merger shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the mergers shall be borne equally by Bonanza Creek, Extraction and Crestone Peak.

Specific Performance (see page 183 and 229)

In addition to any other remedy that may be available to each party, including monetary damages, prior to the termination of each of the Extraction and Crestone Peak merger agreements, each of the parties will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of the respective merger agreement and to enforce specifically the terms and provisions of the respective merger agreement.

Completion of the Mergers (see page 151 and 203)

Unless the parties agree otherwise, the closing of the Extraction merger will take place on a date that is three business days after the satisfaction or, to the extent permitted by applicable law, waiver in accordance with the terms of the Extraction merger agreement of the last of the conditions to closing (other than any such conditions which by their nature cannot be satisfied until the date of closing, but subject to the satisfaction or waiver of such conditions at the closing of the Extraction merger).

As soon as practicable following the closing, a certificate of merger with respect the Extraction merger, prepared and executed in accordance with the relevant provisions of the DGCL, will be filed with the Office of the Secretary of State of the State of Delaware. The Extraction merger will become effective at such time as the parties agree and shall specify in the certificate of merger.

Unless the parties agree otherwise, the closing of the Crestone Peak merger will take place on a date that is three business days after the satisfaction or, to the extent permitted by applicable law, waiver in accordance with the terms of the Crestone Peak merger agreement of the last of the conditions to closing (other than any such conditions which by their nature cannot be satisfied until the date of closing, but subject to the satisfaction or waiver of such conditions at the closing of the Crestone Peak merger).

As soon as practicable following the closing, a certificate of merger with respect to each of the Merger Sub 1 and Merger Sub 2 mergers, prepared and executed in accordance with the relevant provisions of the DGCL, will be filed with the Office of the Secretary of State of the State of Delaware. The Crestone Peak merger will become effective at such time as the parties agree and shall specify in the Merger Sub 2 merger certificate of merger.

Bonanza Creek, Extraction and Crestone Peak have targeted to complete the mergers in the fall of fiscal year 2021, subject to the receipt of the required Bonanza Creek stockholder approval and Extraction stockholder approval, applicable regulatory approvals and the satisfaction or waiver of the other conditions to the mergers, in each case, as set forth in each of the Extraction and Crestone Peak merger agreements (described under “The Extraction Merger Agreement — Conditions to Completion of the Extraction Merger” and “The Crestone Peak Merger Agreement — Conditions to Completion of the Crestone Peak Merger”).

Description of the Rights (see page 278)

On November 9, 2020, in connection with the adoption of the tax plan, the Bonanza Creek board declared a dividend of one Bonanza Creek right for each of the issued and outstanding shares of Bonanza Creek common stock. Each Bonanza Creek right entitles the registered holder, subject to the terms of the tax plan, to purchase from Bonanza Creek one one-thousandth of a share of Bonanza Creek’s Series A Preferred Stock, par value $0.01 per share, at a price of $100.00, subject to certain adjustments.

Pursuant to the terms of the tax plan, upon the closing of the Extraction merger, the preferred stock purchase rights associated with each share of Bonanza Creek common stock will expire, which has the effect of terminating the tax plan on that date. As a result, the tax plan will automatically terminate in accordance with its terms upon the closing of the mergers.

The description and terms of the Bonanza Creek rights and Series A Preferred Stock are set forth in the tax plan by and between Bonanza Creek and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent, and in the Certificate of Designations of Bonanza Creek’s Series A Junior Participating Preferred Stock, filed as Exhibits 3.1 and 4.1, respectively, to Bonanza Creek’s Current Report on Form 8-K filed on November  9, 2020, incorporated by reference herein.

Comparison of Stockholder Rights (see page 268)

Extraction stockholders and Crestone Peak stockholders receiving Bonanza Creek common stock in connection with the mergers will have different rights once they become Bonanza Creek stockholders due to differences between the governing documents of Bonanza Creek, Extraction and Crestone Peak. These differences are described in more detail in “Comparison of Stockholder Rights.”

Risk Factors (see page 50)

Before voting at the Extraction special meeting or the Bonanza Creek special meeting, you should carefully consider all of the information contained in, attached to, or incorporated by reference into this joint proxy statement/prospectus, including the specific risk factors under the heading “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BONANZA CREEK

The following table presents selected historical consolidated financial data of Bonanza Creek for the periods indicated. The selected historical consolidated financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, is derived from Bonanza Creek’s audited consolidated financial statements and related notes thereto included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data for the three months ended March 31, 2021, and 2020, and as of March 31, 2021, is derived from Bonanza Creek’s unaudited interim consolidated financial statements and related notes thereto contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, which is incorporated by reference into this joint proxy statement/prospectus.

The selected historical consolidated financial data as of December 31, 2017 (Bonanza Creek Successor) and 2016 (Bonanza Creek Predecessor), the period from April 29, 2017 through December 31, 2017 (Bonanza Creek Successor), the period from January 1, 2017 through April 28, 2017 (Bonanza Creek Predecessor) and for the year ended December 31, 2016 (Bonanza Creek Predecessor), is derived from Bonanza Creek’s audited consolidated financial statements and related notes thereto for such years, which have not been included or incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data as of March 31, 2020, is derived from Bonanza Creek’s unaudited interim consolidated financial statements and related notes thereto contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which has not been included or incorporated by reference into this joint proxy statement/prospectus.

In presenting the selected historical consolidated financial data in conformity with GAAP, Bonanza Creek is required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, which are incorporated by reference into this joint proxy statement/prospectus, for a detailed discussion of the accounting policies that Bonanza Creek believes require subjective and complex judgments that could potentially affect reported results. The unaudited financial statements as of and for the periods described above have been prepared on the same basis as the audited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus and include all normal and recurring adjustments necessary for a fair statement of the information for the periods presented.

The selected historical consolidated financial data is only a summary and is not necessarily indicative of the future performance of Bonanza Creek, nor does it include the effects of the HighPoint merger, Extraction merger and Crestone Peak merger discussed in this joint proxy statement/prospectus. Factors that impact the comparability of the selected historical consolidated financial data is also noted in the following table. This summary should be read together with other information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes of Bonanza Creek included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, which are incorporated by reference into this joint proxy statement/prospectus. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 292.

We completed the acquisition of HighPoint on April 1, 2021, and the results of HighPoint are not included in our selected historical consolidated financial data presented in the following table.

	As of and for the Three Months Ended March 31,		Successor				Predecessor
			As of and for the Year Ended December 31,
	2021	2020	2020	2019	2018	2017(1)	2017(2)	2016
	(in thousands, except per share data)
Statement of Operations Data:
Total operating net revenues	$74,159	$60,405	$218,090	$313,220	$276,657	$123,535	$68,589	$195,295
Net income (loss)	(119)	78,551	103,528	67,067	168,186	(5,020)	2,660	(198,950)
Basic net income (loss) per common share	$(0.01)	$3.80	$4.98	$3.25	$8.20	$(0.25)	$0.05	$(4.04)
Basic weighted-average common shares outstanding	20,839	20,649	20,774	20,612	20,507	20,427	49,559	49,268
Diluted net income (loss) per common share	$(0.01)	$3.80	$4.95	$3.24	$8.16	$(0.25)	$0.05	$(4.04)
Diluted weighted-average common shares outstanding	20,839	20,684	20,912	20,681	20,603	20,427	50,971	49,268
Selected Cash Flow Data:
Net cash provided by (used in) operating activities	$42,964	$47,994	$158,796	$224,647	$116,598	$27,574	$(19,884)	$14,563
Net cash used in investing activities	(28,948)	(26,871)	(63,799)	(255,158)	(164,376)	(82,641)	(6,022)	(67,460)
Net cash provided by (used in) financing activities	(64)	(21,071)	(81,247)	28,604	47,998	(2,398)	15,406	112,062
Sales Volumes:
Oil (MBbls)	942.7	1,229.4	5,019.4	5,135.9	3,840.8	2,012.7	1,068.5	4,309.9
Natural gas (MMcf)	3,213.9	3,562.7	14,165.7	11,966.8	8,591.2	5,938.0	3,336.1	12,231.3
Natural gas liquids (MBbls)	398.1	436.9	1,858.2	1,431.1	1,141.2	762.4	449.0	1,587.0
Balance Sheet Data:
Cash and cash equivalents	$38,695	$11,052	$24,743	$11,008	$12,916	$12,711		$80,565
Total assets	1,208,286	1,264,069	1,182,812	1,206,318	1,061,534	830,371		1,134,478
Debt
Credit facility	—	59,000	—	80,000	50,000	—		—
Prior credit facility	—	—	—	—	—	—		191,667
Senior notes, net of unamortized premium and deferred financing costs	—	—	—	—	—	—		793,698
Total stockholders’ equity	$1,046,760	$1,016,419	$1,045,252	$936,690	$863,913	$688,334		$19,061

(1)	April 29, 2017 through December 31, 2017.
(2)	January 1, 2017 through April 28, 2017.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HIGHPOINT

The following table sets forth selected historical consolidated financial data of HighPoint for the periods indicated. This disclosure does not include the effects of the HighPoint merger, the Extraction merger or the Crestone Peak merger. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of HighPoint or the combined company, and the following information should be read in conjunction with, and is qualified in its entirety by, HighPoint’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in HighPoint’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference into this joint proxy statement/prospectus.

The selected historical financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 has been derived from HighPoint’s Annual Report on Form 10-K for the year ended December 31, 2020. The selected historical financial data as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 has been derived from HighPoint’s unaudited interim consolidated financial statements and related notes thereto as of and for the three months ended March 31, 2021, as filed by Bonanza Creek in an amendment to a Current Report on Form 8-K, which is incorporated by reference into this joint proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2017 and 2016 and the selected balance sheet data as of December 31, 2018, 2017 and 2016, is derived from HighPoint’s audited consolidated financial statements and related notes thereto for such years, which have not been included or incorporated by reference into this joint proxy statement/prospectus. The selected balance sheet data as of March 31, 2020 is derived from HighPoint’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, which has not been included in or incorporated by reference into this joint proxy statement/prospectus. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 292.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2021	2020	2020	2019	2018	2017	2016
	(in thousands, except per share data)
Statement of Operations Data:
Total operating net revenues	$72,019	$79,566	$250,347	$452,659	$453,017	$252,839	$178,819
Net income (loss)	(44,263)	(1,015,639)	(1,163,981)	(134,830)	121,220	(138,225)	(170,378)
Income (loss) per common share:
Basic(1)	$(10.41)	$(240.56)	$(274.65)	$(32.04)	$32.19	$(89.92)	$(153.77)
Diluted(1)	$(10.41)	$(240.56)	$(274.65)	$(32.04)	$32.03	$(89.92)	$(153.77)
Weighted average common shares outstanding, basic(1)	4,254	4,222	4,238	4,208	3,766	1,537	1,108
Weighted average common shares outstanding, diluted(1)	4,254	4,222	4,238	4,208	3,785	1,537	1,108
Selected Cash Flow and Other Financial Data:
Net cash provided by operating activities	$10,330	$76,763	$128,962	$278,635	$231,441	$121,990	$121,736
Net cash provided by (used in) investing activities	973	(36,374)	(119,859)	(431,356)	(507,683)	(139,011)	(83,138)
Net cash provided by (used in) financing activities	13,815	(45,635)	(843)	136,396	(5,450)	55,646	108,407
Balance Sheet Data:
Cash and cash equivalents	$49,827	$11,203	$24,709	$16,449	$32,774	$314,466	$275,841
Total assets	803,844	1,026,002	826,637	2,156,052	2,252,460	1,390,706	1,385,341
Long-term debt, net of debt issuance costs	—	714,292	760,434	758,911	617,387	617,774	711,808
Stockholders’ equity (deficit)	(118,725)	68,472	(76,683)	1,083,318	1,212,098	598,554	571,543
Total liabilities and stockholders’ equity	$803,844	$1,026,002	$826,637	$2,156,052	$2,252,460	$1,390,706	$1,385,341

(1)

On October 30, 2020, HighPoint completed a 1-for-50 reverse stock split of its common stock, which reduced the number of shares of its common stock outstanding. As such, the basic and diluted net loss per common share amounts and the basic and diluted weighted average common shares outstanding for the years ended December 31, 2017 and 2016 reflected herein have been retrospectively adjusted for the 1-for-50 reverse stock split. These amounts for the years ended December 31, 2020, 2019 and 2018 presented herein already include the effect of the 1-for-50 reverse stock split, as reflected in the HighPoint Form 10-K for the year ended December 31, 2020.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EXTRACTION

The following table presents selected historical consolidated financial data of Extraction for the periods indicated. The selected historical consolidated financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (each period, an Extraction Predecessor period), is derived from Extraction’s audited consolidated financial statements and related notes thereto included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data as of March 31, 2021 (Extraction Successor), the period from January 21, 2021 through March 31, 2021 (Extraction Successor), the period from January 1, 2021 through January 20, 2021 (Extraction Predecessor) and the three months ended March 31, 2020 (Extraction Predecessor) is derived from Extraction’s unaudited interim consolidated financial statements and related notes thereto contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, which is incorporated by reference into this joint proxy statement/prospectus.

The selected historical consolidated financial data as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 (each period, an Extraction Predecessor period), is derived from Extraction’s audited consolidated financial statements and related notes thereto for such years, which have not been included or incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data as of March 31, 2020 (Extraction Predecessor), is derived from Extraction’s unaudited interim consolidated financial statements and related notes thereto contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which has not been included or incorporated by reference into this joint proxy statement/prospectus.

In presenting the selected historical consolidated financial data in conformity with GAAP, Extraction is required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, which are incorporated by reference into this joint proxy statement/prospectus, for a detailed discussion of the accounting policies that Extraction believes require subjective and complex judgments that could potentially affect reported results. The unaudited financial statements as of and for the periods described above have been prepared on the same basis as the audited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus and include all normal and recurring adjustments necessary for a fair statement of the information for the periods presented.

The selected historical consolidated financial data is only a summary and is not necessarily indicative of the future performance of Extraction, nor does it include the effects of the HighPoint merger, Extraction merger and Crestone Peak merger discussed in this joint proxy statement/prospectus. Factors that impact the comparability of the selected historical consolidated financial data is also noted in the following table. This summary should be read together with other information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes of Extraction included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, which are incorporated by reference into this joint proxy statement/prospectus. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 292.

	Successor	Predecessor
	For the Period from January 21 through March 31, 2021	For the Period from January 1 through January 20,	For the Three Months Ended March 31,	For the Year Ended December 31,
		2021	2020	2020	2019	2018	2017	2016
	(in thousands, except per share data)	(in thousands, except per share data)
Selected Statement of Operations Data:
Total revenues(1)	$249,442	$43,042	$165,187	$557,904	$906,635	$1,060,743	$604,296	$278,089
Net income (loss)(2)	88,554	870,970	9,037	(1,267,534)	(1,367,420)	121,855	(44,408)	(456,001)
Income (loss) per common share:(3)
Basic	$3.47	$6.37	$(0.03)	$(9.34)	$(9.29)	$0.56	$(0.35)	$(1.54)
Diluted	$3.41	$6.37	$(0.03)	$(9.34)	$(9.29)	$0.56	$(0.35)	$(1.54)
Weighted average common shares outstanding, basic	25,497	136,589	137,726	138,149	151,481	174,748	171,910	149,029
Weighted average common shares outstanding, diluted	25,976	136,589	137,726	138,149	151,481	174,748	171,910	149,029
Selected Cash Flow and Other Financial Data:
Net cash provided by operating activities	$149,108	$15,346	$147,099	$265,975	$557,957	$684,933	$316,965	$116,388
Net cash used in investing activities	(22,699)	(9,120)	(139,703)	(245,101)	(850,153)	(897,305)	(1,362,328)	(915,808)
Net cash provided by (used in) financing activities	(173,000)	(101,454)	(57)	160,362	89,592	440,590	463,395	1,291,050
Selected Balance Sheet Data:
Total assets(4)	1,332,123		2,703,388	2,025,199	2,926,957	4,166,027	3,384,669	2,784,776
Long-term debt	93,746		1,556,347	—	1,555,777	1,417,659	1,023,361	538,141
Series A preferred stock	—		182,157	191,754	175,639	164,367	158,383	153,139
Total equity (deficit)	635,463		240,697	(1,039,045)	244,373	1,746,814	1,616,765	1,616,073
Noncontrolling interest(5)	$—		$—	$—	$264,364	$147,872	$—	$—

(1)

As a result of the adoption of Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, certain costs previously classified as transportation and gathering expenses are presented on a net basis for proceeds expected to be received. For additional discussion, please see Note 2 — Basis of Presentation and Significant Accounting Policies in Part II, Item 8 of the Extraction Annual Report on Form 10-K for the year ended December 31, 2020 incorporated by reference into this joint proxy statement/prospectus.

(2)

Extraction Oil & Gas, Inc. is a subchapter C corporation (“C-Corp”) under the Internal Revenue Code of 1986, as amended, and is subject to federal and State of Colorado income taxes. Its predecessor, Extraction Oil & Gas Holdings, LLC was not subject to U.S.

federal income taxes. As a result, the consolidated net income (loss) in its historical financial statements for periods prior to its previous October 12, 2016 corporate reorganization to a C-Corp does not reflect the tax expense it would have incurred as a C-Corp during such periods.
(3)

See Note 12 — Equity and Note 15 — Earnings (Loss) Per Share in Part II, Item 8 of the Extraction Annual Report on Form 10-K for the year ended December 31, 2020 incorporated by reference into this joint proxy statement/prospectus for additional discussion regarding the calculation of income (loss) per share.

(4)

As a result of the adoption of ASC 842, Leases, on January 1, 2019, certain lease agreements with terms over one year are classified as right-of-use assets and right-of-use liabilities, which gross up the balance sheet. For additional discussion, please see Note 7 — Leases in Part II, Item 8 of the Extraction Annual Report on Form 10-K for the year ended December 31, 2020, incorporated by reference into this joint proxy statement/prospectus.

(5)

Noncontrolling interest relates to preferred units of Elevation Midstream LLC. For additional discussion, please see Note 12 — Equity — Elevation Preferred Units in Part II, Item 8 of the Extraction Annual Report on Form 10-K for the year ended December 31, 2020 incorporated by reference into this joint proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CRESTONE PEAK

The following table presents selected historical consolidated financial data of Crestone Peak for the periods indicated. The selected historical consolidated financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019, is derived from Crestone Peak’s audited consolidated financial statements and related notes thereto included in its annual financial statements for the fiscal year ended December 31, 2020, which is attached to this joint proxy statement/prospectus as Annex K. The selected historical consolidated financial data for the three months ended March 31, 2021, and 2020, and as of March 31, 2021, is derived from Crestone Peak’s unaudited interim condensed consolidated financial statements and related notes thereto contained in its quarterly financial statements for the quarter ended March 31, 2021, which is attached to this joint proxy statement/prospectus as Annex L. The selected historical consolidated financial data for the year ended December 31, 2018 (unaudited) is derived from Crestone Peak’s consolidated financial statements and related notes thereto included in its annual financial statements for the fiscal year ended December 31, 2020, which is attached to this joint proxy statement/prospectus as Annex K. The selected historical consolidated financial data as of March 31, 2020 is not reflected in the selected historical consolidated financial data contained herein, as Crestone Peak was not previously required to prepare quarterly financial statements as a private company.

In presenting the selected historical consolidated financial data in conformity with GAAP, Crestone Peak is required to make estimates and assumptions that affect the amounts reported. See the notes to the consolidated financial statements included in its annual financial statements for the fiscal year ended December 31, 2020, and its quarterly financial statements for the quarter ended March 31, 2021, which are attached to this joint proxy statement/prospectus as Annexes K and L, respectively, for a detailed discussion of the accounting policies that Crestone Peak believes require subjective and complex judgments that could potentially affect reported results. The unaudited financial statements as of and for the periods described above have been prepared on the same basis as the audited consolidated financial statements attached to this joint proxy statement/prospectus and include all normal and recurring adjustments necessary for a fair statement of the information for the periods presented.

The selected historical consolidated financial data is only a summary and is not necessarily indicative of the future performance of Crestone Peak, nor does it include the effects of the mergers discussed in this joint proxy statement/prospectus. Factors that impact the comparability of the selected historical consolidated financial data is also noted in the following table. This summary should be read together with other information contained in the consolidated financial statements and related notes of Crestone Peak included in its annual financial statements for the fiscal year ended December 31, 2020 and its quarterly financial statements for the quarter ended March 31, 2021, which are attached to this joint proxy statement/prospectus as Annexes K and L, respectively. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 292.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2021	2020(1)	2020	2019	2018
Selected Statement of Operations Data:
Total revenues	$126,654	$72,064	$285,426	$334,882	$355,696
Net income (loss)	(96,546)	356,804	(255,439)	(287,283)	144,796
Net income (loss) attributable to Crestone Peak	(94,056)	331,644	(252,241)	(277,821)	136,932
Selected Cash Flow and Other Financial Data:
Net cash provided by operating activities	$40,666	$24,907	$228,786	$229,678	$185,771

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2021	2020(1)	2020	2019	2018
Net cash provided by financing activities	7,000	454,057	253,946	76,989	84,673
Net cash used in investing activities	(50,343)	(395,456)	(479,390)	(320,396)	(259,427)
Selected Balance Sheet Data:
Cash and cash equivalents	$3,955	n/a	$6,632	$3,290
Total assets	949,238	n/a	957,063	1,038,993
Credit facility, net of deferred financing costs	247,103	n/a	239,152	254,694
Total permanent deficiency	(532,347)	n/a	(437,924)	(186,807)
Total liabilities and equity (deficiency)	$949,238	n/a	$957,063	$1,038,993

(1)	The selected historical balance sheet data as of March 31, 2020 for Crestone Peak is not presented herein as such information was not required as a historically private company.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

(BONANZA CREEK, HIGHPOINT, EXTRACTION AND CRESTONE PEAK)

The following summary unaudited pro forma condensed combined statements of operations data for the three months ended March 31, 2021, and for the year ended December 31, 2020, are presented as if the HighPoint, Extraction and Crestone Peak mergers had occurred on January 1, 2020. The summary unaudited pro forma condensed combined balance sheet data is presented as if the HighPoint, Extraction and Crestone Peak mergers had occurred on March 31, 2021. The following summary unaudited pro forma condensed combined financial data has been prepared for illustrative purposes only, reflects transaction-related pro forma adjustments, based on available information and certain assumptions that Bonanza Creek believes are reasonable, and is not necessarily indicative of what the combined company’s financial condition or results of operations would have been had the HighPoint, Extraction and Crestone Peak mergers occurred as of the dates indicated. In addition, the unaudited pro forma combined financial data does not purport to project the future financial condition or results of operations of the combined company.

Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 50. The following summary unaudited pro forma condensed combined financial data should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 230 and the related notes thereto included in this joint proxy statement/prospectus. For additional information about Bonanza Creek and Extraction, see the section entitled “Where You Can Find More Information” beginning on page 292. For additional information about Crestone Peak, see Annexes J, K and L.

	For the Three Months Ended March 31, 2021			For the Year Ended December 31, 2020
	Bonanza Creek and HighPoint Pro Forma Combined	Bonanza Creek Pro Forma Combined (Excluding Crestone Peak)	Bonanza Creek Pro Forma Combined (Including Crestone Peak)	Bonanza Creek and HighPoint Pro Forma Combined	Bonanza Creek Pro Forma Combined (Excluding Crestone Peak)	Bonanza Creek Pro Forma Combined (Including Crestone Peak)
	(in thousands, except per share data)			(in thousands, except per share data)
Pro Forma Condensed Combined Statement of Operations Data:
Total operating net revenues	$146,178	$438,662	$565,316	$468,437	$1,026,341	$1,311,767
Net income (loss)	(46,776)	900,932	813,953	(984,234)	(2,260,279)	(2,475,370)
Net income (loss) attributable to Bonanza Creek	(46,776)	900,514	813,535	(984,234)	(2,282,554)	(2,497,645)
Net income (loss) per common share, basic	$(1.53)	$13.49	$9.12	$(32.19)	$(34.24)	$(28.01)
Net income (loss) per common share, diluted	$(1.53)	$13.47	$9.10	$(32.19)	$(34.24)	$(28.01)

	As of March 31, 2021
	Bonanza Creek and HighPoint Pro Forma Combined	Bonanza Creek Pro Forma Combined (Excluding Crestone Peak)	Bonanza Creek Pro Forma Combined (Including Crestone Peak)
	(in thousands)
Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$80,060	$116,012	$112,552
Total assets	1,950,194	4,292,640	6,078,881
Total liabilities	537,001	1,228,905	1,997,271
Total stockholders’ equity	1,413,193	3,063,735	4,081,610

SUMMARY PRO FORMA COMBINED PROVED RESERVES AND PRODUCTION DATA

The following tables present the estimated pro forma combined net proved developed and undeveloped reserves as of December 31, 2020, giving effect to the HighPoint, Extraction and Crestone Peak mergers as if each had been completed on December 31, 2020. The pro forma production data set forth below gives effect to the HighPoint, Extraction and Crestone Peak mergers as if each had been completed on January 1, 2020.

The following summary pro forma combined reserve and production information has been prepared for illustrative purposes only and is not intended to be a projection of future results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors” beginning on page 50. The summary pro forma combined reserve and production information should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes thereto included in this joint proxy statement/prospectus. For additional information about Bonanza Creek and Extraction, see the section entitled “Where You Can Find More Information” beginning on page 292. For additional information about Crestone Peak, see Annexes J, K and L.

	As of December 31, 2020
	Bonanza Creek Historical	HighPoint Historical	Bonanza Creek and HighPoint Pro Forma Combined	Extraction Predecessor Historical	Bonanza Creek Pro Forma Combined (Excluding Crestone Peak)	Crestone Peak Historical	Bonanza Creek Pro Forma Combined
Proved reserves:
Oil (MBbls)	52,793	22,587	75,380	45,392	120,772	115,832	236,604
Natural gas (MMcf)	235,728	92,603	328,331	369,534	697,865	354,126	1,051,991
NGLs (MBbls)	26,111	12,747	38,858	38,895	77,753	38,249	116,002
Oil equivalents (MBoe)(1)	118,192	50,768	168,960	145,875	314,835	213,102	527,937
Proved developed reserves:
Oil (MBbls)	24,320	22,587	46,907	33,367	80,274	21,246	101,520
Natural gas (MMcf)	123,220	92,603	215,823	288,769	504,592	173,393	677,985
NGLs (MBbls)	14,315	12,747	27,062	30,797	57,859	16,541	74,400
Oil equivalents (MBoe)(1)	59,172	50,768	109,940	112,292	222,232	66,686	288,918
Proved undeveloped reserves:
Oil (MBbls)	28,473	—	28,473	12,025	40,498	94,586	135,084
Natural gas (MMcf)	112,508	—	112,508	80,766	193,274	180,733	374,007
NGLs (MBbls)	11,796	—	11,796	8,098	19,894	21,708	41,602
Oil equivalents (MBoe)(1)	59,020	—	59,020	33,583	92,603	146,416	239,019

(1)	Determined using the ratio of 6 Mcf of natural gas to 1 Bbl of crude oil.

	For the Three Months Ended March 31, 2021
	Bonanza Creek Historical	HighPoint Historical	Bonanza Creek and HighPoint Pro Forma Combined	Extraction As Adjusted(2) Historical	Bonanza Creek Pro Forma Combined (Excluding Crestone Peak)	Crestone Peak Historical	Bonanza Creek Pro Forma Combined
Production:
Oil (MBbls)	942.7	962.6	1,905.3	2,338.0	4,243.3	1,462.4	5,705.7
Natural gas (MMcf)	3,213.9	3,136.0	6,349.9	14,776.0	21,125.9	7,921.7	29,047.6
NGLs (MBbls)	398.1	448.5	846.6	1,644.0	2,490.6	918.6	3,409.2
Oil equivalents (MBoe)(1)	1,876.5	1,933.8	3,810.3	6,445.0	10,255.3	3,701.3	13,956.6

(1)	Determined using the ratio of 6 Mcf of natural gas to 1 Bbl of crude oil.
(2)	Combines period from January 1, 2021 through January 20, 2021 (Extraction Predecessor) with period from January 21, 2021 through March 31, 2021 (Extraction Successor).

	For the Year Ended December 31, 2020
	Bonanza Creek Historical	HighPoint Historical	Bonanza Creek and HighPoint Pro Forma Combined	Extraction Predecessor Historical	Bonanza Creek Pro Forma Combined (Excluding Crestone Peak)	Crestone Peak Historical	Bonanza Creek Pro Forma Combined
Production:
Oil (MBbls)	5,019.4	5,908.9	10,928.3	12,543.0	23,471.3	5,569.9	29,041.2
Natural gas (MMcf)	14,165.7	16,429.8	30,595.5	72,311.0	102,906.5	34,323.5	137,230.0
NGLs (MBbls)	1,858.2	2,352.1	4,210.3	7,945.0	12,155.3	3,353.8	15,509.1
Oil equivalents (MBoe)(1)	9,238.6	10,999.3	20,237.9	32,540.0	52,777.9	14,644.3	67,422.2

(1)	Determined using the ratio of 6 Mcf of natural gas to 1 Bbl of crude oil.

MARKET PRICE INFORMATION

Bonanza Creek’s common stock is listed on the NYSE under the symbol “BCEI.” Extraction’s common stock is listed on the NASDAQ under the symbol “XOG.” There is no active trading market for Crestone Peak’s common stock.

The high and low trading prices for the Bonanza Creek’s common stock as of May 7, 2021, the last trading day immediately before the public announcement of the Extraction merger, were $37.87 and $36.37, respectively. The high and low trading prices for the Extraction common stock as of May 7, 2021, the last trading day immediately before the public announcement of the Extraction merger, were $44.20 and $40.57, respectively.

As of                 , 2021, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were                  shares of Bonanza Creek common stock outstanding and                  shares of Extraction common stock outstanding.

Because the exchange ratio will not be adjusted for changes in the market price of either Bonanza Creek common stock or Extraction common stock, the market value of Bonanza Creek common stock that Extraction stockholders will have the right to receive on the date the Extraction merger is completed may vary significantly from the market value of the Bonanza Creek common stock that Extraction stockholders would receive if the Extraction merger were completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of Bonanza Creek common stock and Extraction common stock prior to voting your shares. Please see “Risk Factors — Risk Factors Relating to the Merger.”

The following table sets forth the closing sale price per share of Bonanza Creek common stock as reported on the NYSE and the closing sale price per share of Extraction common stock as reported on the NASDAQ, in each case on May 7, 2021, the last trading day before the public announcement of the parties entering into the Extraction merger agreement and                 , 2021, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the estimated implied value of the Extraction merger consideration proposed for each share of Extraction common stock as of the same two dates. The implied value was calculated by multiplying the NYSE closing price of a share of Bonanza Creek common stock on the relevant date by the exchange ratio of 1.1711 shares of Bonanza Creek common stock for each share of Extraction common stock.

	Bonanza Creek Common Stock Closing Price		Extraction Common Stock Closing Price		Exchange Ratio	Implied Per Share Value of Extraction Merger Consideration
May 7, 2021(1)		$37.44		$43.44	1.1711		$43.85
, 2021	$		$			$

(1)

Does not include the effects of the Bonanza Creek quarterly cash dividend of $0.35 per share of Bonanza Creek common stock paid on June 30, 2021 to shareholders of record at the close of business on June 15, 2021. Pursuant to the Extraction merger agreement, each holder of Extraction common stock will receive a dividend equalization payment of approximately 0.008479 shares of Bonanza Creek common stock per share of Extraction common stock as part of the Extraction merger consideration, with cash paid in lieu of fractional shares, if any.

Bonanza Creek stockholders and Extraction stockholders are encouraged to obtain current market quotations for Bonanza Creek common stock and Extraction common stock and to review carefully the other information contained in this joint proxy statement/prospectus, attached hereto or incorporated by reference herein. No assurance can be given concerning the market price of Bonanza Creek common stock before or after the effective date of the Extraction merger. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which Bonanza Creek and Extraction refer you within this joint proxy statement/prospectus, as well as oral statements made or to be made by Bonanza Creek, Extraction or Crestone Peak, include “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus, including those that address activities, events, or developments that Bonanza Creek, Extraction or Crestone Peak expects, believes, or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the mergers, the expected timetable for completing the mergers, the results, effects, benefits and synergies of the mergers, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, and anticipated future performance and any other statements regarding Bonanza Creek’s, Extraction’s or Crestone Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, or future events or performance that are not historical facts. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “should,” “could,” “would,” “may,” “might,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “future,” “assume,” “forecast,” “focus,” “target,” “continue,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking.

Bonanza Creek and Extraction caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside Bonanza Creek’s, Extraction’s and Crestone Peak’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause actual results to differ from those described in forward-looking statements include the following:

•	the Extraction merger agreement may be terminated in accordance with its terms and the Extraction merger may not be completed;

•	the Crestone Peak merger agreement may be terminated in accordance with its terms and the Crestone Peak merger may not be completed;

•	Bonanza Creek stockholders may not approve the Extraction share issuance proposal or the Crestone Peak share issuance proposal;

•	Extraction stockholders may not approve the Extraction merger proposal;

•	the parties may not be able to satisfy the conditions to the completion of the mergers in a timely manner or at all;

•	the mergers may not be accretive, and may be dilutive, to Bonanza Creek’s earnings per share, which may negatively affect the market price of Bonanza Creek common stock;

•

Bonanza Creek, Extraction and Crestone Peak may incur significant transaction and other costs in connection with the mergers in excess of those anticipated by Bonanza Creek, Extraction or Crestone Peak;

•	the combined company may fail to realize anticipated synergies or other benefits expected from the mergers in the timeframe expected or at all;

•	the ultimate timing, outcome, and results of integrating the operations of Extraction, Crestone Peak and Bonanza Creek;

•	the mergers and their announcement and/or completion could have an adverse effect on business or employee relationships;

•	the risk related to disruption of management time from ongoing business operations due to the mergers;

•	the mergers may disrupt current plans and operations that may harm Bonanza Creek’s, Extraction’s or Crestone Peak’s respective businesses;

•	the effects of the business combination of Extraction, Crestone Peak and Bonanza Creek, including the combined company’s future financial condition, results of operations, strategy, and plans;

•	changes in capital markets and the ability of the combined company to finance operations in the manner expected;

•	regulatory approval of the transactions;

•	any litigation relating to the mergers;

•

risks to Bonanza Creek’s, Extraction’s and Crestone Peak’s operating results and businesses generally, including the volatility of oil and natural gas prices and the uncertainty of estimates of oil and natural gas reserves and the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, and the other risks, contingencies and uncertainties applicable to Bonanza Creek and Extraction disclosed in Bonanza Creek’s and Extraction’s other filings with the SEC incorporated herein by reference; and

•	the uncertainty of the value of the Extraction merger consideration due to the fixed exchange ratio and potential fluctuation in the market price of Bonanza Creek common stock.

The foregoing list of factors is not exhaustive. For further discussion of these and other risks, contingencies, and uncertainties applicable to Bonanza Creek, Extraction and Crestone Peak, please see “Risk Factors” in this joint proxy statement/prospectus as well as Bonanza Creek’s and Extraction’s other filings with the SEC incorporated herein by reference. Please see “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this joint proxy statement/prospectus.

All subsequent written or oral forward-looking statements attributable to Bonanza Creek, Extraction, Crestone Peak, or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained in this section. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Bonanza Creek, Extraction nor Crestone Peak assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

RISK FACTORS

In deciding how to vote, Bonanza Creek stockholders and Extraction stockholders, respectively, should carefully consider the following risk factors and all of the information contained in, attached to, or incorporated by reference herein, including, but not limited to, the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” as well as Bonanza Creek’s and Extraction’s other filings with the SEC incorporated herein by reference. Please see “Where You Can Find More Information.”

Risk Factors Relating to the Mergers

•

Because the market price of Bonanza Creek common stock will fluctuate, Extraction stockholders and holders of Extraction equity awards cannot be sure of the value of the shares of Bonanza Creek common stock they will receive in connection with the Extraction merger. In addition, because the exchange ratio is fixed, the number of shares of Bonanza Creek common stock to be received by Extraction stockholders and to which holders of Extraction equity awards would be entitled in connection with the Extraction merger will not change between now and the time the Extraction merger is completed to reflect changes in the trading prices of Bonanza Creek common stock or Extraction common stock.

•

Because the lack of a public market for Crestone Peak’s common stock makes it more difficult to evaluate the value of such shares, Crestone Peak stockholders may receive consideration in the Crestone Peak merger that is greater than the fair market value of the Crestone Peak common stock.

•	Bonanza Creek stockholders, Extraction stockholders and Crestone Peak stockholders, in each case as of immediately prior to the mergers, will have reduced ownership in the combined company.

•

Bonanza Creek, Extraction and Crestone Peak must obtain certain regulatory approvals and clearances to consummate the mergers, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the mergers, result in additional expenditures of money and resources or reduce the anticipated benefits of the mergers.

•

The mergers are subject to a number of conditions to the obligations of both Bonanza Creek, Extraction and Crestone Peak to complete the mergers, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the mergers or result in termination of the Extraction merger agreement or the Crestone Peak merger agreement.

•

The Extraction and Crestone Peak merger agreements subject Bonanza Creek, Extraction and Crestone Peak to restrictions on their respective business activities prior to the effective time in each of the Extraction and Crestone Peak merger agreements.

•

The Extraction and Crestone Peak merger agreements limit Bonanza Creek’s, Extraction’s and Crestone Peak’s respective ability to pursue alternatives to the mergers, may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Bonanza Creek, Extraction or Crestone Peak to pay the other party a termination fee.

•

Failure to complete the mergers could negatively impact Bonanza Creek’s or Extraction’s stock price and have a material adverse effect on their results of operations, cash flows and financial position.

•	Litigation relating to the mergers could result in an injunction preventing the completion of the mergers and/or substantial costs to Bonanza Creek, Extraction and Crestone Peak.

Risk Factors Related to Bonanza Creek Following the Mergers

•	Bonanza Creek may be unable to integrate the business of Extraction and/or Crestone Peak successfully or realize the anticipated benefits of the mergers.

•	Bonanza Creek’s indebtedness following the mergers may limit its financial flexibility and could lead to other adverse consequences.

•	Kimmeridge will become a significant holder of Bonanza Creek common stock following completion of the Extraction merger.

•	The Crestone Peak Stockholder will become a significant holder of Bonanza Creek common stock following completion of the Crestone Peak merger.

•	The financial forecasts are based on various assumptions that may not be realized.

•

The opinions of Bonanza Creek’s and Extraction’s respective financial advisors will not reflect changes in circumstances between the signing of the Extraction and Crestone Peak merger agreements and the completion of the mergers.

Risk Factors Relating to the Mergers

Because the market price of Bonanza Creek common stock will fluctuate, Extraction stockholders and holders of Extraction equity awards cannot be sure of the value of the shares of Bonanza Creek common stock they will receive in connection with the Extraction merger. In addition, because the exchange ratio is fixed, the number of shares of Bonanza Creek common stock to be received by Extraction stockholders and to which holders of Extraction equity awards would be entitled in connection with the Extraction merger will not change between now and the time the Extraction merger is completed to reflect changes in the trading prices of Bonanza Creek common stock or Extraction common stock.

In connection with the Extraction merger, each Extraction Eligible Share will be converted automatically into the right to receive 1.1711 shares of Bonanza Creek common stock, with cash paid in lieu of the issuance of any fractional shares of Bonanza Creek common stock. In addition, in the event Bonanza Creek pays one or more Bonanza Creek quarterly dividends, each Extraction Eligible Share will receive a dividend equalization payment of Bonanza Creek common stock in an amount equal to the quotient of (x) the aggregate per share amount of any Bonanza Creek quarterly dividends declared or paid after the date of the Extraction merger agreement and with a record date prior to the Extraction effective time, multiplied by the exchange ratio, and divided by (y) the average trading price of Bonanza Creek common stock at the time of the payment of all such Bonanza Creek quarterly dividends, based on a volume-weighted average closing price of Bonanza Creek common stock over the five trading days immediately prior to the payment date of each Bonanza Creek quarterly dividend. The exchange ratio is fixed, which means that it will not change between now and the closing date, regardless of whether the market price of either Bonanza Creek common stock or Extraction common stock changes. Therefore, the value of the Extraction merger consideration will depend on the market price of Bonanza Creek common stock at the Extraction effective time. The market price of Bonanza Creek common stock has fluctuated since the date of the announcement of the parties’ entry into the Extraction merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Extraction special meeting and the Bonanza Creek special meeting, the date the Extraction merger is completed and thereafter. The market price of Bonanza Creek common stock, when received by Extraction stockholders after the Extraction merger is completed, could be greater than, less than or the same as the market price of Bonanza Creek common stock on the date of this joint proxy statement/prospectus or at the time of the Extraction special meeting. Accordingly, you should obtain current stock price quotations for Bonanza Creek common stock and Extraction common stock before deciding how to vote or abstain from voting on any of the proposals described in this joint proxy statement/prospectus.

Because the lack of a public market for Crestone Peak’s common stock makes it more difficult to evaluate the value of such shares, Crestone Peak stockholders may receive consideration in the Crestone Peak merger that is greater than the fair market value of the Crestone Peak common stock.

Crestone Peak is privately held and its outstanding common stock is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Crestone Peak or its shares of common stock. Since number of shares of Bonanza Creek common stock to be issued to the Crestone Peak stockholders was determined based on negotiations between the parties, it is possible that the value of the Bonanza Creek common stock to be issued in connection with the Crestone Peak merger will be greater than the fair market value of Crestone Peak.

The market price for Bonanza Creek common stock following the closing may be affected by factors different from those that historically have affected or currently affect Bonanza Creek common stock and Extraction common stock.

Upon completion of the Extraction merger, Extraction stockholders and holders of Extraction equity awards will receive shares of Bonanza Creek common stock. Bonanza Creek’s financial position may differ from its financial position before the completion of the mergers, and the results of operations of the combined company may be affected by some factors that are different from those currently affecting the results of operations of Bonanza Creek and those currently affecting the results of operations of Extraction and Crestone Peak. Accordingly, the market price and performance of Bonanza Creek common stock is likely to be different from the performance of Extraction common stock in the absence of the mergers. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Bonanza Creek common stock, regardless of Bonanza Creek’s actual operating performance. For a discussion of the businesses of Bonanza Creek and Extraction and important factors to consider in connection with those businesses, see the documents attached hereto or incorporated by reference and referred to in “Where You Can Find More Information.”

Bonanza Creek stockholders, Extraction stockholders and Crestone Peak stockholders, in each case as of immediately prior to the mergers, will have reduced ownership in the combined company.

Bonanza Creek anticipates issuing 30,936,254 shares of Bonanza Creek common stock to Extraction stockholders pursuant to the Extraction merger agreement and 22,500,000 shares of Bonanza Creek common stock to Crestone Peak stockholders pursuant to the Crestone Peak merger agreement. The issuance of these new shares could have the effect of depressing the market price of Bonanza Creek common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Bonanza Creek’s earnings per share could cause the price of Bonanza Creek common stock to decline or increase at a reduced rate.

Following the completion of the Extraction merger, assuming the Crestone Peak merger is not consummated, it is anticipated that persons who were stockholders of Bonanza Creek and Extraction immediately prior to the Extraction merger will own approximately 50% and 50% of the combined company, respectively. Following the completion of the Crestone Peak merger, it is anticipated that persons who were stockholders of Bonanza Creek, Extraction and Crestone Peak immediately prior to the Crestone Peak merger will own approximately 37%, 37% and 26% of the combined company, respectively. As a result, Bonanza Creek’s current stockholders, Extraction’s current stockholders and Crestone Peak’s stockholders will have less influence on the policies of the combined company than they currently have on the policies of Bonanza Creek, Extraction and Crestone Peak, respectively.

Bonanza Creek, Extraction and Crestone Peak may have to obtain certain regulatory approvals and clearances to consummate the mergers, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the mergers, result in additional expenditures of money and resources or reduce the anticipated benefits of the mergers.

The completion of the mergers is subject to the receipt of antitrust clearance in the United States.

Under the HSR Act, the mergers may not be completed until Notification and Report Forms have been filed with the FTC and the DOJ and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act notifications or the early termination of that waiting period. If the FTC or DOJ issues a Request for Further Information and Documentary Materials (“Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. Bonanza Creek and Extraction each filed an HSR Act notification with the FTC and the DOJ on May 21, 2021, in connection with the Extraction merger. The waiting period with respect to the notification and report forms filed under the HSR Act is scheduled to expire at 11:59 p.m., Eastern Time, on June 21, 2021, unless otherwise extended or terminated early. Bonanza Creek and Crestone Peak each filed an HSR Act notification with the FTC and the DOJ on June 25, 2021, in connection with the Crestone Peak merger. The waiting period with respect to the notification and report forms filed under the HSR Act is scheduled to expire at 11:59 p.m., Eastern Time, on July 26, 2021, unless otherwise extended or terminated early.

At any time before or after consummation of the mergers, notwithstanding any future expiration or termination of the applicable waiting period under the HSR Act, the DOJ or the FTC, or any state, could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Such action could include seeking to enjoin the completion of the mergers or seeking divestiture of substantial assets of the parties. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

The Extraction merger is subject to a number of conditions to the obligations of both Bonanza Creek and Extraction to complete the Extraction merger, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the Extraction merger or result in termination of the Extraction merger agreement.

The obligations of Bonanza Creek and Extraction to consummate the Extraction merger are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

•

(i) approval of the Extraction merger proposal by the Extraction stockholders shall have been obtained and (ii) approval of the Extraction share issuance proposal by the Bonanza Creek stockholders shall have been obtained;

•	any waiting period applicable to the transactions under the HSR Act shall have been terminated or shall have expired;

•

no governmental entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Extraction merger, and no law shall have been adopted that makes consummation of the Extraction merger, illegal or otherwise prohibited;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Bonanza Creek in connection with the issuance of shares of Bonanza Creek common stock in the Extraction merger, shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order; and

•	the shares of Bonanza Creek common stock to be issued pursuant to the Extraction merger shall have been authorized for listing on the NYSE, upon official notice of issuance.

The obligation of Extraction to effect the Extraction merger is also subject to the satisfaction, or waiver by Extraction, of the following additional conditions:

•

the accuracy of the representations and warranties of Bonanza Creek set forth in the Extraction merger agreement, subject to the materiality standards set forth in the Extraction merger agreement, as of May 9, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Extraction’s receipt of an officer’s certificate from Bonanza Creek to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Extraction merger agreement by Bonanza Creek and Raptor Eagle Merger Sub prior to the Extraction effective time, and Extraction’s receipt of an officer’s certificate from Bonanza Creek to that effect; and

•

receipt of an opinion from K&E, counsel to Extraction (or other legal counsel selected by Extraction and reasonably satisfactory to Bonanza Creek), to the effect that the Extraction merger should qualify as a reorganization within the meaning of Section 368(a) of the Code.

The obligation of Bonanza Creek to effect the Extraction merger is also subject to the satisfaction, or waiver by Bonanza Creek, of the following additional conditions:

•

the accuracy of the representations and warranties of Extraction set forth in the Extraction merger agreement, subject to the materiality standards set forth in the Extraction merger agreement, as of May 9, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Bonanza Creek’s receipt of an officer’s certificate from Extraction to that effect; and

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Extraction merger agreement by Extraction prior to the Extraction effective time, and Bonanza Creek’s receipt of an officer’s certificate from Extraction to that effect.

Many of the conditions to completion of the Extraction merger are not within either Bonanza Creek’s or Extraction’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the Extraction outside date, it is possible that the Extraction merger agreement may be terminated. Although Bonanza Creek and Extraction have agreed in the Extraction merger agreement to use reasonable best efforts, subject to certain limitations, to complete the Extraction merger as promptly as practicable, these and other conditions to the completion of the Extraction merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the Extraction merger may take longer, and could cost more, than Bonanza Creek and Extraction expect. Neither Bonanza Creek nor Extraction can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Extraction merger for a significant period of time or prevent them from occurring. Any delay in completing the Extraction merger may adversely affect the cost savings and other benefits that Bonanza Creek and Extraction expect to achieve if the Extraction merger and the integration of the companies’ respective businesses are completed within the expected timeframe. There can be no assurance that all required regulatory approvals will be obtained or obtained prior to the termination date.

The Crestone Peak merger is subject to a number of conditions to the obligations of both Bonanza Creek and Crestone Peak to complete the Crestone Peak merger, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the Crestone Peak merger or result in termination of the Crestone Peak merger agreement.

The obligations of Bonanza Creek and Crestone Peak to consummate the Crestone Peak merger are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

•	(i) approval of the Crestone Peak Stockholder shall have been obtained and (ii) approval of the Bonanza Creek share issuance proposal by the Bonanza Creek stockholders shall have been obtained;

•	any waiting period applicable to the transactions under the HSR Act shall have been terminated or shall have expired;

•

no governmental entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Crestone Peak merger, and no law shall have been adopted that makes consummation of the Crestone Peak merger illegal or otherwise prohibited;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Bonanza Creek in connection with the issuance of shares of Bonanza Creek common stock in the Extraction merger, shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order;

•	the shares of Bonanza Creek common stock to be issued pursuant to the Crestone Peak merger shall have been authorized for listing on the NYSE, upon official notice of issuance; and

•	the closing of the Extraction merger shall have occurred or shall occur substantially concurrently with the closing of the Crestone Peak merger.

The obligation of Crestone Peak to effect the Crestone Peak merger is also subject to the satisfaction, or waiver by Crestone Peak, of the following additional conditions:

•

the accuracy of the representations and warranties of Bonanza Creek set forth in the Crestone Peak merger agreement, subject to the materiality standards set forth in the Crestone Peak merger agreement, as of June 6, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Crestone Peak’s receipt of an officer’s certificate from Bonanza Creek to that effect;

•

the accuracy of the representations and warranties of Extraction set forth in the Crestone Peak merger agreement, subject to the materiality standards set forth in the Crestone Peak merger agreement, as of June 6, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Crestone Peak’s receipt of an officer’s certificate from Extraction to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Crestone Peak merger agreement by Bonanza Creek, Raptor Condor Merger Sub 1 and Raptor Condor Merger Sub 2 prior to the Merger Sub 1 merger effective time, and Crestone Peak’s receipt of an officer’s certificate from Bonanza Creek to that effect; and

•	the absence of a waiver of any conditions to close the Extraction merger by either Bonanza Creek or Extraction in a manner materially adverse to Crestone Peak.

The obligation of Bonanza Creek to effect the Crestone Peak merger is also subject to the satisfaction, or waiver by Bonanza Creek, of the following additional conditions:

•

the accuracy of the representations and warranties of Crestone Peak set forth in the Crestone Peak merger agreement, subject to the materiality standards set forth in the Crestone Peak merger agreement, as of June 6, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Bonanza Creek’s receipt of an officer’s certificate from Crestone Peak to that effect;

•	performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Crestone Peak merger agreement by Crestone Peak prior to the Merger Sub 1 merger effective time, and Bonanza Creek’s receipt of an officer’s certificate from Crestone Peak to that effect;

•	delivery of certain Crestone Peak Financial Statements to Bonanza Creek; and

•	delivery of an assignment by the Crestone Peak Stockholder of all outstanding loans by the Crestone Peak Stockholder to Crestone Peak or other cancellation of such indebtedness.

Many of the conditions to completion of the Crestone Peak merger are not within either Bonanza Creek’s or Crestone Peak’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the Crestone Peak outside date, it is possible that the Crestone merger agreement may be terminated. Although Bonanza Creek and Crestone Peak have agreed in the Crestone Peak merger agreement to use reasonable best efforts, subject to certain limitations, to complete the Crestone Peak merger as promptly as practicable, these and other conditions to the completion of the Crestone Peak merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the Crestone Peak merger may take longer, and could cost more, than Bonanza Creek and Crestone Peak expect. Neither Bonanza Creek nor Crestone Peak can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Crestone Peak merger for a significant period of time or prevent them from occurring. Any delay in completing the Crestone Peak merger may adversely affect the cost savings and other benefits that Bonanza Creek and Crestone Peak expect to achieve if the Crestone Peak merger and the integration of the companies’ respective businesses are completed within the expected timeframe. There can be no assurance that all required regulatory approvals will be obtained or obtained prior to the termination date.

Uncertainties associated with the mergers may cause a loss of management personnel and other key employees of Extraction or Crestone Peak, which could adversely affect the future business and operations of Bonanza Creek following the mergers.

Bonanza Creek, Extraction and Crestone Peak are dependent on the experience and industry knowledge of their respective officers and other key employees to execute their business plans. Bonanza Creek’s success after the mergers will depend in part upon its ability to retain key management personnel and other key employees. Current and prospective employees of Extraction and Crestone Peak may experience uncertainty about their roles within Bonanza Creek following the mergers or other concerns regarding the timing and completion of the mergers or the operations of Bonanza Creek following the mergers, any of which may have an adverse effect on the ability of Extraction and Crestone Peak to retain or attract key management and other key personnel. If Extraction or Crestone Peak is unable to retain personnel, including Extraction’s and Crestone Peak’s key management, who are critical to the future operations of the companies, Bonanza Creek, Extraction and Crestone Peak could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of key Extraction or Crestone Peak personnel could diminish the anticipated benefits of the mergers. No assurance can be given that Bonanza Creek, following the mergers, will be able to retain or attract key management personnel and other key employees of Extraction and/or Crestone Peak to the same extent that Bonanza Creek, Extraction and Crestone Peak have previously been able to retain or attract their own employees.

The business relationships of Bonanza Creek, Extraction and Crestone Peak may be subject to disruption due to uncertainty associated with the mergers, which could have a material adverse effect on the results of operations, cash flows and financial position of Bonanza Creek, Extraction or Crestone Peak pending and following the mergers.

Parties with which Bonanza Creek, Extraction or Crestone Peak do business may experience uncertainty associated with the mergers, including with respect to current or future business relationships with Bonanza Creek, Extraction or Crestone Peak following the mergers. Bonanza Creek’s, Extraction’s and Crestone Peak’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Bonanza Creek, Extraction or Crestone Peak following the mergers. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of Bonanza Creek, Extraction or Crestone Peak, regardless of whether the mergers are completed, as well as a material and adverse effect on Bonanza Creek’s ability to realize the expected cost savings and other benefits of the mergers. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the mergers or termination of the Extraction or Crestone Peak merger agreements.

The Extraction and Crestone Peak merger agreements subjects Bonanza Creek, Extraction and Crestone Peak to restrictions on their respective business activities prior to the Extraction and Merger Sub 1 merger effective times.

The Extraction and Crestone Peak merger agreements subject Bonanza Creek, Extraction and Crestone Peak to restrictions on their respective business activities prior to the Extraction and Merger Sub 1 merger effective times, respectively. The Extraction and Crestone Peak merger agreements obligate each of Bonanza Creek, Extraction and Crestone Peak to generally conduct its businesses in the ordinary course until the Extraction and Merger Sub 1 merger effective times, respectively, and to use its reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and employees and (iii) preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it. These restrictions could prevent Bonanza Creek, Extraction and Crestone Peak from pursuing certain business opportunities that arise prior to the Extraction and Merger Sub 1 merger effective time, respectively, and are outside the ordinary course of business. See “The Extraction Merger Agreement — Conduct of Business” and “The Crestone Peak Merger Agreement — Conduct of Business” for additional details.

Bonanza Creek or Extraction may waive one or more of the closing conditions of the Extraction merger agreement or the Crestone Peak merger agreement, as applicable, without re-soliciting stockholder approval.

Bonanza Creek, Extraction or Crestone Peak may determine to waive, in whole or part, one or more of the conditions to closing the Extraction merger or the Crestone Peak merger prior to Bonanza Creek, Extraction or Crestone Peak, as the case may be, being obligated to consummate the Extraction merger or Crestone Peak merger. Each of Bonanza Creek and Extraction currently expects to evaluate the materiality of any waiver and its effect on its respective stockholders in light of the facts and circumstances at the time, to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the Extraction merger or Crestone Peak merger or to re-solicit stockholder approval or amending or supplementing this joint proxy statement/prospectus as a result of a waiver will be made by Bonanza Creek or Extraction at the time of such waiver based on the facts and circumstances as they exist at that time.

Extraction directors and executive officers have interests in the Extraction merger that may be different from, or in addition to, the interests of the Extraction stockholders generally.

In considering the recommendation of the Extraction board that Extraction stockholders vote in favor of the Extraction merger proposal, Extraction stockholders should be aware of and take into account the fact that certain Extraction directors and executive officers have interests in the Extraction merger that may be different from, or in addition to, the interests of Extraction stockholders generally. These interests include, among others, severance rights, rights to continuing indemnification and directors’ and officers’ liability insurance. See “The Extraction Merger — Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger” for a more detailed description of these interests. The Extraction board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Extraction merger, in approving the Extraction merger agreement and the transactions contemplated thereby, and in recommending that the Extraction stockholders adopt the Extraction merger agreement.

Bonanza Creek directors and executive officers have interests in the Extraction merger that may be different from, or in addition to, the interests of the Bonanza Creek stockholders generally.

In considering the recommendation of the Bonanza Creek board that Bonanza Creek stockholders vote in favor of the Extraction share issuance proposal, Bonanza Creek stockholders should be aware of and take into account the fact that certain Bonanza Creek directors and executive officers have interests in the Extraction merger that may be different from, or in addition to, the interests of Bonanza Creek stockholders generally. These interests include, among others, rights to continuing indemnification and directors’ and officers’ liability insurance. See “The Extraction Merger — Interests of Certain Bonanza Creek Directors and Executive Officers in the Mergers” for a more detailed description of these interests. The Bonanza Creek board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Extraction merger, in approving the Extraction merger agreement and the transactions contemplated thereby, and in recommending that the Bonanza Creek stockholders approve the Extraction share issuance proposal.

The Extraction and Crestone Peak merger agreements limit Bonanza Creek’s, Extraction’s and Crestone Peak’s respective ability to pursue alternatives to the mergers, which may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Bonanza Creek, or Extraction to pay the other party a termination fee.

The Extraction and Crestone Peak merger agreements contain certain provisions that restrict each of Bonanza Creek’s, Extraction’s and Crestone Peak’s ability to initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a competing proposal with respect to Bonanza Creek, Extraction or Crestone Peak, as applicable, and Bonanza Creek, Extraction and Crestone Peak have each agreed to certain terms and conditions relating to their ability to engage in, continue or otherwise participate in any discussions with respect to, provide a third party confidential information with respect to or enter into any an acquisition agreement with respect to certain unsolicited proposals that constitute or are reasonably likely to lead to a competing proposal. Further, even if the Bonanza Creek board or the Extraction board changes, withdraws, modifies, or qualifies its recommendation with respect to the Extraction share issuance proposal, Crestone Peak share issuance proposal or the Extraction merger proposal, as applicable, unless the Extraction and Crestone Peak merger agreements have been terminated in accordance with its terms, both parties will still be required to submit the Extraction share issuance proposal, Crestone Peak share issuance proposal and the Extraction merger proposal, as applicable, to a vote at their respective special meetings. In addition, Bonanza Creek, Extraction and Crestone Peak generally have an opportunity to offer to modify the terms of the Extraction and Crestone Peak merger agreements respectively in response to any competing acquisition proposals or intervening events before the Extraction board, Bonanza Creek board or Crestone Peak, respectively, may withdraw or qualify their respective recommendations. The Extraction and Crestone Peak merger agreements further provide that, under specified circumstances, including after receipt of certain alternative acquisition proposals, Extraction may be required to pay Bonanza Creek a cash termination fee equal to $37.5 million, Bonanza Creek may be required to pay Extraction a cash termination fee equal to $22.5 million or Bonanza Creek may be required to pay Crestone Peak a cash termination fee equal to $37.5 million, except such termination fee payable by Bonanza Creek to Crestone Peak will be reduced to $15.0 million if a termination fee is also paid by Bonanza Creek or Extraction under the Bonanza Creek and Extraction merger agreement under certain circumstances. See “The Extraction Merger Agreement — Expenses and Termination Fees Relating to the Termination of the Extraction Merger Agreement” and “The Crestone Peak Merger Agreement — Expenses and Termination Fees Relating to the Termination of the Crestone Peak Merger Agreement” for additional details.

These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of Extraction, Crestone Peak or Bonanza Creek from considering or pursuing an alternative transaction with either party or proposing such a transaction, even if it were prepared, in Extraction’s case, to pay consideration with a higher per share value than the total value proposed to be paid or received in the Extraction merger. These provisions might also result in a potential third-party acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expense reimbursement that may become payable in certain circumstances.

Failure to complete the mergers could negatively impact Bonanza Creek’s or Extraction’s stock price and have a material adverse effect on Bonanza Creek’s, Extraction’s and Crestone Peak’s results of operations, cash flows and financial position.

If the mergers are not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or if the Bonanza Creek stockholders or Extraction stockholders fail to approve the applicable proposals, the ongoing businesses of Bonanza Creek, Extraction and Crestone Peak may be materially adversely affected and, without realizing any of the benefits of having completed the mergers, Bonanza Creek, Extraction and Crestone Peak would be subject to a number of risks, including the following:

•	Bonanza Creek and Extraction may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•

Bonanza Creek, Extraction and Crestone Peak and their respective subsidiaries may experience negative reactions from their respective customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners;

•	Bonanza Creek, Extraction and Crestone Peak will still be required to pay certain significant costs relating to the mergers, such as legal, accounting, financial advisor and printing fees;

•	Bonanza Creek, Extraction or Crestone Peak may be required to pay a termination fee as required by the Extraction or Crestone merger agreement, respectively;

•

the Extraction and Crestone Peak merger agreements place certain restrictions on the conduct of the respective businesses pursuant to the terms of the respective merger agreement, which may delay or prevent the respective companies from undertaking business opportunities that, absent the Extraction or Crestone Peak merger agreement, may have been pursued;

•

matters relating to the mergers (including integration planning) require substantial commitments of time and resources by each company’s management, which may have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•

litigation related to any failure to complete the mergers or related to any enforcement proceeding commenced against Bonanza Creek, Extraction or Crestone Peak to perform their respective obligations pursuant to the Extraction and Crestone Peak merger agreements.

If the mergers are not completed, the risks described above may materialize and they may have a material adverse effect on Bonanza Creek’s, Extraction’s or Crestone Peak’s results of operations, cash flows, financial position and stock prices.

The shares of Bonanza Creek common stock to be received by Extraction stockholders and Crestone Peak stockholders upon completion of the mergers will have different rights from shares of Extraction common stock and Crestone Peak common stock.

Upon completion of the mergers, Extraction stockholders will no longer be Extraction stockholders and Crestone Peak stockholders will no longer be Crestone Peak stockholders. Instead, former Extraction stockholders and Crestone Peak stockholders will become Bonanza Creek stockholders and while their rights as Bonanza Creek stockholders will continue to be governed by the laws of the state of Delaware, their rights will be subject to and governed by the terms of the Bonanza Creek third amended and restated certificate of incorporation (the “Bonanza Creek certificate of incorporation”) and the Bonanza Creek fourth amended and restated bylaws (the “Bonanza Creek bylaws”). The laws of the state of Delaware and terms of the Bonanza Creek certificate of incorporation and the Bonanza Creek bylaws are in some respects different than the terms of the Extraction amended and restated certificate of incorporation (the “Extraction certificate of incorporation”) and the Extraction amended and restated bylaws (the “Extraction bylaws”) and the Crestone Peak amended and restated certificate of incorporation (the “Crestone certificate of incorporation”) and the Crestone Peak amended and restated bylaws (the “Crestone bylaws”)], which currently govern the rights of Crestone Peak stockholders. See “Comparison of Stockholder Rights” for a discussion of the different rights associated with shares of Bonanza Creek common stock, shares of Extraction common stock and Crestone Peak common stock.

Completion of the mergers may trigger change in control or other provisions in certain agreements to which Extraction and Crestone Peak are parties.

The completion of the mergers may trigger change in control or other provisions in certain agreements to which Extraction and Crestone Peak are parties. If Bonanza Creek, Extraction and Crestone Peak are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminating such agreements, or seeking monetary damages. Even if Bonanza Creek, Extraction and Crestone Peak are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate such agreements on terms less favorable to Extraction or Crestone Peak.

Bonanza Creek, Extraction and Crestone Peak are expected to incur significant transaction costs in connection with the mergers, which may be in excess of those anticipated by them.

Bonanza Creek, Extraction and Crestone Peak have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the mergers, combining the operations of the three companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Bonanza Creek, Extraction and Crestone Peak whether or not the mergers are completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs, and filing fees. Bonanza Creek will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. Bonanza Creek, Extraction and Crestone Peak will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the mergers and the integration of the three companies’ businesses. While Bonanza Creek, Extraction and Crestone Peak have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by Bonanza Creek or Extraction even if the mergers are not completed, could have an adverse effect on Bonanza Creek’s, Extraction’s or Crestone Peak’s financial condition and operating results.

Litigation relating to the mergers could result in an injunction preventing the completion of the mergers and/or substantial costs to Bonanza Creek, Extraction and Crestone Peak.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Bonanza Creek’s, Extraction’s and Crestone Peak’s respective liquidity and financial condition.

Lawsuits that may be brought against Bonanza Creek, Extraction, Crestone Peak or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Extraction or Crestone Peak merger agreements already implemented and to otherwise enjoin the parties from consummating the mergers. One of the conditions to the closing of the mergers is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the mergers. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion either of the mergers, that injunction may delay or prevent one or both of the mergers from being completed within the expected timeframe or at all, which may adversely affect Bonanza Creek’s, Extraction’s and Crestone Peak’s respective business, financial position and results of operation.

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect Bonanza Creek’s, Extraction’s or Crestone Peak’s business, financial condition, results of operations and cash flows.

Creditors may allege defaults.

Holders of some of Extraction’s and Crestone Peak’s outstanding indebtedness may allege that the mergers constitute either a breach or a default or a change in control of Extraction or Crestone Peak under their debt instruments entitling them to immediate repayment of their indebtedness. The magnitude of any resulting adverse consequences would depend upon, among other factors, the diligence and vigor with which debt holders seek to assert any such rights and pursue any such remedies, and Extraction’s or Crestone Peak’s ability to prevail in its interpretation of the debt instruments or otherwise resolve matters on acceptable terms.

Risk Factors Relating to Bonanza Creek Following the Mergers

Bonanza Creek may be unable to integrate the business of Extraction and Crestone Peak successfully or realize the anticipated benefits of the mergers.

The mergers involve the combination of three companies that currently operate as independent public and private companies. The combination of three independent businesses is complex, costly and time consuming, and each of Bonanza Creek, Extraction and Crestone Peak will be required to devote significant management attention and resources to integrating the business practices and operations of Extraction into Bonanza Creek. Potential difficulties that Bonanza Creek, Extraction and Crestone Peak may encounter as part of the integration process include the following:

•

the inability to successfully combine the businesses of Extraction and Crestone Peak in a manner that permits Bonanza Creek to achieve, on a timely basis, or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the mergers;

•

complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	the assumption of contractual obligations with less favorable or more restrictive terms; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the mergers.

In addition, Bonanza Creek, Extraction and Crestone Peak have operated and, until the completion of the mergers, will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the mergers, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of Bonanza Creek following the mergers.

Bonanza Creek’s indebtedness following the mergers may limit its financial flexibility and could lead to other adverse consequences.

As of March 31, 2021, Bonanza Creek had zero outstanding on its reserve-based revolving facility, as amended, (the “BCEI RBL Credit Facility”), and Extraction had $93.7 million principal amount of outstanding indebtedness, consisting of amounts outstanding under its reserve-based credit agreement (the “XOG RBL Credit Facility”). As of July 7, 2021, Bonanza Creek had approximately $199 million principal amount of outstanding indebtedness, consisting of amounts outstanding under its BCEI RBL Credit Facility and 7.50% senior unsecured notes due 2026 (the “BCEI Senior Notes”). Pursuant to the Extraction merger agreement, Extraction will prepay amounts outstanding under Extraction’s existing credit facility at the Extraction effective time, and Bonanza Creek and Extraction will use their respective reasonable best efforts to procure replacement financing in an amount sufficient for the combined company’s liquidity needs and in an amount of not less than $300 million.

Pursuant to the Crestone Peak merger agreement, Bonanza Creek and Crestone Peak, using their respective reasonable best efforts (including in the event that the borrowing base under the Bonanza Creek credit facility is reduced on or prior to the closing date), will procure, through the amendment or restatement of Bonanza Creek’s existing credit facility, arrangement of debt financing or through a new credit facility, or any combination of the foregoing, senior secured debt financing on terms reasonably acceptable to Bonanza Creek, Extraction and Crestone Peak in an amount sufficient for the combined company’s liquidity needs and in an amount of not less than $700 million (in the case of the amended or restated Bonanza Creek credit facility, the aggregate borrowing base and available commitments (drawn and undrawn) thereunder shall be increased so that the total borrowing base and available commitments thereunder after giving effect to such amendment or restatement are in an amount sufficient for the combined company’s liquidity needs and in an amount not less than $700 million).

Bonanza Creek cannot assure you that its business will generate sufficient cash flow from operations, or that future borrowings will be available to Bonanza Creek under its credit facility or from other debt financing, in an amount sufficient to enable Bonanza Creek to service its indebtedness or to fund its other liquidity needs. If Bonanza Creek does not generate sufficient cash flow from operations to service its indebtedness, Bonanza Creek may have to undertake alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets, or raising additional capital. Bonanza Creek’s ability to restructure or refinance its indebtedness will depend on the capital markets and its financial condition at such time. Any refinancing of Bonanza Creek’s indebtedness could be at higher interest rates and may require Bonanza Creek to comply with more onerous covenants, which could further restrict its business operations. Bonanza Creek’s inability to generate sufficient cash flow to service its indebtedness, or to refinance its obligations on commercially reasonable terms, would have an adverse effect, which could be material, on its business, financial position, and operating results. To the extent that Bonanza Creek will incur additional indebtedness, the risks associated with Bonanza Creek’s leverage, including its possible inability to service its debt, would increase.

The trading price and volume of the Bonanza Creek common stock may be volatile following the mergers.

The trading price and volume of the Bonanza Creek common stock may be volatile following completion of the merger. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of the Bonanza Creek common stock. As a result, you may suffer a loss on your investment. Many factors may impair the market for the Bonanza common stock and the ability of investors to sell shares at an attractive price, and could also cause the market price and demand for the Bonanza Creek common stock to fluctuate substantially, which may negatively affect the price and liquidity of the Bonanza Creek common stock. Many of these factors and conditions are beyond the control of the combined company or the combined company stockholders.

Following the consummation of mergers, the market price of Bonanza Creek common stock may be depressed by the perception that former Extraction and Crestone Peak stockholders may sell the shares of common stock they will acquire at closing and for other reasons related to the mergers.

Subject to applicable securities laws, former Extraction stockholders (including Kimmeridge, as described below) and Crestone Peak stockholders (including the Crestone Peak Stockholder, as described below), may seek to sell shares of Bonanza Creek common stock held by them on the Extraction and Merger Sub 1 merger effective dates, following the consummation of the mergers. The Extraction and Crestone Peak merger agreements contain no restriction on their ability to sell such shares of Bonanza Creek common stock. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Bonanza Creek common stock, may affect the market for, and the market price of, shares of Bonanza Creek common stock in an adverse manner.

Concurrently with the execution and delivery of the Extraction merger agreement, Bonanza Creek and the Kimmeridge Fund, entered into a registration rights agreement (the “Kimmeridge registration rights agreement”), which shall become effective at the Extraction effective time. Pursuant to the terms of the Kimmeridge registration rights agreement, among other things and subject to certain restrictions, Bonanza Creek will be required to file with the SEC a registration statement on Form S-3 registering for resale the shares of the Bonanza Creek common stock issuable to the Kimmeridge Fund upon consummation of the Extraction merger and to conduct one underwritten offering or facilitate one block trade upon the request of the Kimmeridge Fund. The Kimmeridge registration rights agreement also provides the Kimmeridge Fund with customary piggyback registration rights.

Concurrently with the execution and delivery of the Crestone Peak merger agreement, Bonanza Creek and Crestone Peak agreed upon a form of registration rights agreement (the “CPPIB registration rights agreement”), which shall become effective at the Merger Sub 1 merger effective time. Pursuant to the terms of the CPPIB registration rights agreement, among other things and subject to certain restrictions, Bonanza Creek will be required to file with the SEC a registration statement on Form S-3 registering for resale the shares of the Bonanza Creek common stock issuable upon consummation of the Crestone Peak merger and to conduct an aggregate of two underwritten offerings or block trades upon the request of the Initial Holders (as defined in the CPPIB registration rights agreement). The CPPIB registration rights agreement also provides the Initial Holders with customary piggyback registration rights.

The Kimmeridge Fund will become a significant holder of Bonanza Creek common stock following completion of the Extraction merger.

Upon completion of the Extraction merger, assuming there is no decrease in the Kimmeridge Fund’s holdings of Extraction common stock prior to completion of the Extraction merger, the Kimmeridge Fund would be expected to own approximately 19% of Bonanza Creek common stock, representing approximately 19% of Bonanza Creek’s combined voting power. In addition, upon completion of the Extraction merger, Mr. Benjamin Dell, independent chairman of the Extraction board and a Managing Director of the Kimmeridge Fund, will serve as chairman of the board of directors of the combined company. As a result, Bonanza Creek believes that the Kimmeridge Fund may or will have some ability to influence Bonanza Creek’s management and affairs. Further, the existence of a new significant stockholder may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of Bonanza Creek’s other stockholders to approve transactions that they may view as being in their best interests or in the best interests of Bonanza Creek.

In the event that the Kimmeridge Fund becomes and continues to be the owner of a significant amount of Bonanza Creek common stock, the prospect that it may be able to influence matters requiring Bonanza Creek stockholder approval may continue. In any of these matters, the interests of the Kimmeridge Fund and of other Bonanza Creek stockholders may differ or conflict. In addition, the Kimmeridge Fund and its affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with Bonanza Creek’s business or that of Bonanza Creek’s significant existing or potential customers. Other businesses in which the Kimmeridge Fund and its affiliates may acquire significant interests may acquire or seek to acquire assets that Bonanza Creek seeks to acquire and, as a result, those acquisition opportunities may not be available to Bonanza Creek or may be more expensive for Bonanza Creek to pursue. Moreover, in the event that the Kimmeridge Fund becomes and continues to be the owner of a significant concentration of Bonanza Creek common stock, such an ownership stake may also adversely affect the trading price of Bonanza Creek common stock to the extent investors perceive a disadvantage in owning stock of a company with a significant stockholder.

The Crestone Peak Stockholder will become a significant holder of Bonanza Creek common stock following completion of the Crestone Peak merger.

Upon completion of the Crestone Peak merger, assuming there is no decrease in the Crestone Peak Stockholder’s holdings of Crestone Peak common stock prior to completion of the Crestone Peak merger, the Crestone Peak Stockholder would be expected to own approximately 25% of Bonanza Creek common stock, representing approximately 25% of Bonanza Creek’s combined voting power. As a result, Bonanza Creek believes that the Crestone Peak Stockholder may have some ability to influence Bonanza Creek’s management and affairs. Further, the existence of a new significant stockholder may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of Bonanza Creek’s other stockholders to approve transactions that they may view as being in their best interests or in the best interests of Bonanza Creek.

In the event that the Crestone Peak Stockholder becomes and continues to be the owner of a significant amount of Bonanza Creek common stock, the prospect that it may be able to influence matters requiring Bonanza Creek stockholder approval may continue. In any of these matters, the interests of the Crestone Peak Stockholder may differ or conflict from those of other Bonanza Creek stockholders. In addition, the Crestone Peak Stockholder and its affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with Bonanza Creek’s business or that of Bonanza Creek’s significant existing or potential customers. Other businesses in which the Crestone Peak Stockholder and its affiliates may acquire significant interests may acquire or seek to acquire assets that Bonanza Creek seeks to acquire and, as a result, those acquisition opportunities may not be available to Bonanza Creek or may be more expensive for Bonanza Creek to pursue. Moreover, in the event that the Crestone Peak Stockholder becomes and continues to be the owner of a significant concentration of Bonanza Creek common stock, such an ownership stake may also adversely affect the trading price of Bonanza Creek common stock to the extent investors perceive a disadvantage in owning stock of a company with a significant stockholder.

The unaudited pro forma condensed combined financial statements, the summary pro forma combined reserves and production data and the unaudited prospective financial and operating information prepared by Bonanza Creek, Extraction and Crestone Peak included in this joint proxy statement/prospectus are based on a number of preliminary estimates and assumptions and the actual results of operations, cash flows and financial position of Bonanza Creek after the mergers may differ materially.

The unaudited pro forma information and the unaudited prospective financial information in this joint proxy statement/prospectus is presented for illustrative purposes only, has been prepared based on available information and certain assumptions and estimates that Bonanza Creek, Extraction and Crestone Peak believe are reasonable, and is not necessarily indicative of what Bonanza Creek’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. Further, Bonanza Creek’s actual results and financial position after the pro forma events occur may differ materially and adversely from the unaudited pro forma information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial statements have been prepared with the assumption that Bonanza Creek will be identified as the acquirer under GAAP and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed.

The financial forecasts are based on various assumptions that may not be realized.

The financial estimates set forth in the forecasts included under the sections “The Extraction Merger — Certain Unaudited Prospective Financial and Operating Information” and “The Crestone Peak Merger — Certain Unaudited Prospective Financial and Operating Information” were based on assumptions of, and information available to, Bonanza Creek management, Extraction management and Crestone Peak’s management, as applicable, when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Bonanza Creek’s, Extraction’s and Crestone Peak’s control and may not be realized. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Bonanza Creek’s, Extraction’s and Crestone Peak’s estimates. In view of these uncertainties, the inclusion of financial estimates in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

Bonanza Creek’s, Extraction’s and Crestone Peak’s financial estimates were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Bonanza Creek, Extraction nor Crestone Peak undertakes any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial estimates of Bonanza Creek, Extraction and Crestone Peak included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, Bonanza Creek, Extraction and Crestone Peak, as applicable. Moreover, neither Bonanza Creek’s, Extraction’s nor Crestone Peak’s independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to Bonanza Creek’s, Extraction’s or Crestone Peak’s prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, Bonanza Creek’s, Extraction’s and Crestone Peak’s prospective financial information. The reports of such independent accountants included or incorporated by reference herein, as applicable, relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this joint proxy statement/prospectus and should not be read to do so. See “The Extraction Merger — Certain Unaudited Prospective Financial and Operating Information” and “The Crestone Peak Merger — Certain Unaudited Prospective Financial and Operating Information” for more information.

The opinions of Bonanza Creek’s and Extraction’s respective financial advisors will not reflect changes in circumstances between the signing of the Extraction and Crestone Peak merger agreements and the completion of the mergers.

Bonanza Creek has received opinions from its financial advisor in connection with the signing of the Extraction and Crestone Peak merger agreements, and Extraction has received an opinion from its financial advisor in connection with the signing of the Extraction merger agreement. Neither Bonanza Creek nor Extraction have obtained any updated opinion from its financial advisor as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Bonanza Creek, Extraction or Crestone Peak, general market and economic conditions and other factors that may be beyond the control of Bonanza Creek, Extraction or Crestone Peak, and on which the companies’ respective financial advisors’ opinions were based, may significantly alter the value of Bonanza Creek, Extraction or Crestone Peak or the prices of the shares of

Bonanza Creek common stock or Extraction common stock by the time the mergers are completed. The opinions do not speak as of the time the mergers will be completed or as of any date other than the date of such opinions. Because neither Bonanza Creek nor Extraction currently anticipates asking its financial advisor to update its opinion, such opinions will not address the fairness of the Extraction and Crestone Peak merger consideration from a financial point of view at the time the mergers are completed. The Bonanza Creek board’s recommendation that Bonanza Creek stockholders vote in favor of each of the Extraction and Crestone Peak share issuance proposals and the Extraction board’s recommendation that Extraction stockholders vote in favor of the Extraction proposals, however, are made as of the date of this joint proxy statement/prospectus.

The synergies attributable to the mergers may vary from expectations.

Bonanza Creek may fail to realize the anticipated benefits and synergies expected from the mergers, which could adversely affect Bonanza Creek’s business, financial condition and operating results. The success of the mergers will depend, in significant part, on Bonanza Creek’s ability to successfully integrate the acquired businesses, grow the revenue of the combined company and realize the anticipated strategic benefits and synergies from the combination. Bonanza Creek believes that the addition of Extraction and Crestone Peak will complement Bonanza Creek’s strategy by providing operational and financial scale, increasing free cash flow, and enhancing Bonanza Creek’s corporate rate of return. However, achieving these goals requires, among other things, realization of the targeted cost synergies expected from the mergers. This growth and the anticipated benefits of the transactions may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If Bonanza Creek is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the mergers within the anticipated timing or at all, Bonanza Creek’s business, financial condition and operating results may be adversely affected.

The future results of Bonanza Creek following the mergers will suffer if Bonanza Creek does not effectively manage its expanded operations.

Following the mergers, the size of the business of Bonanza Creek will increase significantly. Bonanza Creek’s future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. Bonanza Creek may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that Bonanza Creek will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the mergers.

The mergers may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the termination of existing contracts.

Following the mergers, some of the customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners of Bonanza Creek, Extraction or Crestone Peak may terminate or scale back their current or prospective business relationships with Bonanza Creek. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that Bonanza Creek is too closely allied with one of their competitors. In addition, Bonanza Creek, Extraction and Crestone Peak have contracts with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners that may require Bonanza Creek, Extraction or Crestone Peak to obtain consents from these other parties in connection with the mergers, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners are adversely affected by the mergers, or if Bonanza Creek, following the mergers, loses the benefits of the contracts of Bonanza Creek, Extraction or Crestone Peak, Bonanza Creek’s business and financial performance could suffer.

If the Extraction merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Extraction common stockholders may be required to pay material U.S. federal income taxes.

The Extraction merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Extraction and Bonanza Creek intend to report the Extraction merger consistent with such qualification. The obligation of Extraction to complete the Extraction merger is conditioned upon the receipt of an opinion from K&E, counsel to Extraction (or other legal counsel selected by Extraction and reasonably satisfactory to Bonanza Creek), in form and substance reasonably satisfactory to Extraction, to the effect that the Extraction merger should qualify as a reorganization within the meaning of Section 368(a) of the Code. This opinion will be based on customary assumptions and representations from each of Extraction and Bonanza Creek, as well as certain covenants and undertakings by Extraction and Bonanza Creek. If any of the representations, assumptions, covenants or undertakings upon which the opinion is based is or becomes incorrect, incomplete or inaccurate or is violated, the validity of the opinion may be affected and the U.S. federal income tax consequences of the Extraction merger could differ materially from those described herein. An opinion of counsel represents such counsel’s best legal judgment but is not binding on the Internal Revenue Service (the “IRS”) or any court. Neither Extraction nor Bonanza Creek intends to obtain a ruling from the IRS with respect to the tax consequences of the Extraction merger. Accordingly, there can be no assurance that the IRS would not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. If it were determined that the Extraction merger should not be treated as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Extraction common stock would generally recognize taxable gain or loss upon the exchange of Extraction common stock for Bonanza common stock pursuant to the Extraction merger and, in case of any gain recognition, may be required to pay material U.S. federal income taxes. See “The Extraction Merger — Material U.S. Federal Income Tax Consequences of the Extraction Merger”.

Bonanza Creek’s ability to utilize its historic U.S. net operating loss carryforwards (“NOLs”), Extraction’s NOLs and Crestone Peak’s NOLs will be limited.

Bonanza Creek’s ability to utilize NOLs (including any NOLs of Extraction and Crestone Peak) to reduce future taxable income following the consummation of the mergers depends on many factors, including its future income, which cannot be assured. Section 382 of the Code generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation’s stock increase their aggregate ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs, utilization of the relevant corporation’s NOLs would be subject to an annual limitation under Section 382, generally determined, subject to certain adjustments, by multiplying (i) the fair market value of the corporation’s equity at the time of the ownership change by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. Any unused annual limitation may be carried over to later years. Based on the information currently available, the mergers, if consummated, will result in an ownership change with respect to Bonanza Creek, Extraction and Crestone Peak, which would trigger a limitation (calculated as described above) on Bonanza Creek’s ability to utilize any historic NOLs following the consummation of the mergers. Extraction’s NOLs are already limited under Section 382 of the Code as a result of an ownership change that occurred in connection with Extraction’s Chapter 11 cases.

Following the completion of the mergers, Bonanza Creek may incorporate Extraction’s and Crestone Peak’s hedging activities into Bonanza Creek’s business, and Bonanza Creek may be exposed to additional commodity price risks arising from such hedges.

To mitigate exposure to changes in commodity prices, Extraction and Crestone Peak hedge oil prices from time to time, primarily through the use of certain derivative instruments. If Bonanza Creek assumes existing Extraction and Crestone Peak hedges, Bonanza Creek will bear the economic impact of all of Extraction’s and Crestone Peak’s current hedges following the completion of the mergers. Actual crude oil prices may differ from the combined company’s expectations and, as a result, such hedges may or may not have a negative impact on Bonanza Creek’s business.

Bonanza Creek’s certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Bonanza Creek stockholders, which could limit Bonanza Creek stockholders’ ability to obtain a favorable judicial forum for disputes with Bonanza Creek or its directors, officers, or other employees.

The Bonanza Creek certificate of incorporation provides that, unless Bonanza Creek consents in writing to the selection of an alternative forum, the sole and exclusive forum shall be the Court of Chancery of the State of Delaware for (i) any derivative action or proceeding brought on behalf of Bonanza Creek, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Bonanza Creek to Bonanza Creek or the Bonanza Creek stockholders, (iii) any action asserting a claim against Bonanza Creek arising pursuant to any provision of the DGCL, the Bonanza Creek certificate of incorporation or the Bonanza Creek bylaws (or any action to interpret, apply or enforce any provision thereof), or (iv) any action asserting a claim against Bonanza Creek governed by the internal affairs doctrine, in each such case subject to said court of chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Bonanza Creek’s exclusive forum provision is not intended to apply to claims arising under the Securities Act or the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the forum selection provision with respect to such claims, and in any event, the Bonanza Creek stockholders would not be deemed to have waived Bonanza Creek’s compliance with federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Bonanza Creek is deemed to have received notice of and consented to the foregoing forum selection provision. This provision may limit Bonanza Creek stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Bonanza Creek or its directors, officers, or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Bonanza Creek may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition, prospects, or results of operations. Please see “Comparison of Stockholder Rights — Exclusive Forum.”

Other Risk Factors Relating to Bonanza Creek, Extraction and Crestone Peak

As a result of entering into the Extraction and Crestone Peak merger agreements, Bonanza Creek’s, Extraction’s and Crestone Peak’s businesses are and will be subject to the risks described above. In addition, Bonanza Creek and Extraction are, and following completion of the mergers, Bonanza Creek will be, subject to the risks described in Bonanza Creek’s and Extraction’s most recent Annual Report on Form 10-K as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus, and Crestone Peak will be subject to the risks described in “Information about Crestone Peak” attached hereto as Annex J. See “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus with respect to Bonanza Creek and Extraction and Annexes J, K and L for the location of information attached to this joint proxy statement/prospectus with respect to Crestone Peak.

BONANZA CREEK SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Bonanza Creek stockholders as part of a solicitation of proxies by the Bonanza Creek board for use at the Bonanza Creek special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Bonanza Creek stockholders with important information about the Bonanza Creek special meeting and should be read carefully in its entirety.

Date, Time and Place of the Bonanza Creek Special Meeting

The Bonanza Creek special meeting will be held on                     , 2021 at                 , Mountain Time. The Bonanza Creek special meeting will be a virtual meeting conducted via live audio webcast, which you can attend by registering at www.proxydocs.com/BCEI.

Purpose of the Bonanza Creek Special Meeting

The Bonanza Creek special meeting is being held to consider and vote on the following proposals:

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Proposal 1 (Extraction share issuance proposal): to approve the issuance of shares of Bonanza Creek common stock to Extraction stockholders in connection with the transactions pursuant to the terms of the Extraction merger agreement; and

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Proposal 2 (Crestone Peak share issuance proposal): to approve the issuance of shares of Bonanza Creek common stock to Crestone Peak stockholders in connection with the transactions pursuant to the terms of the Crestone Peak merger agreement.

Recommendation of the Bonanza Creek Board

The Bonanza Creek board unanimously recommends that Bonanza Creek stockholders vote:

•	Proposal 1 (Extraction share issuance proposal): “FOR”; and

•	Proposal 2 (Crestone Peak share issuance proposal): “FOR”.

If Bonanza Creek stockholders approve the Extraction share issuance proposal but not the Crestone Peak share issuance proposal, then Extraction and Bonanza Creek will move forward with the Extraction merger. If Bonanza Creek stockholders approve the Crestone Peak share issuance proposal but not the Extraction share issuance proposal, the parties will not move forward with any of the mergers.

This joint proxy statement/prospectus contains important information regarding this proposal and factors that Bonanza Creek stockholders should consider when deciding how to cast their votes. Bonanza Creek stockholders are encouraged to read the entire document carefully, including the annexes attached to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the Extraction merger agreement and the Crestone Peak merger agreement, including each of the Extraction and Crestone Peak share issuance proposals.

Voting by Directors and Executive Officers

On the Bonanza Creek record date, there were                  shares of Bonanza Creek common stock outstanding. On the Bonanza Creek record date, Bonanza Creek directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote                  shares of Bonanza Creek common stock, or approximately     % of the issued and outstanding shares of Bonanza Creek common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Bonanza Creek, Bonanza Creek currently expects that all of its directors and executive officers will vote their shares “FOR” each of the Extraction and Crestone Peak share issuance proposals.

Attendance at the Bonanza Creek Special Meeting

Only Bonanza Creek stockholders of record on the Bonanza Creek record date, beneficial owners of Bonanza Creek common stock on the Bonanza Creek record date, holders of valid proxies for the Bonanza Creek special meeting, and invited guests of Bonanza Creek may attend the Bonanza Creek special meeting, which will be conducted virtually.

Bonanza Creek stockholders will be able to attend, vote their shares, and submit questions during the Bonanza Creek special meeting via a live audio webcast available by registering at the following website, www.proxydocs.com/BCEI. To join-in the Bonanza Creek special meeting, Bonanza Creek stockholders will need the control number included on their proxy card or on the instructions that accompanied their proxy materials.

The Bonanza Creek stockholder question and answer session will include questions submitted live during the Bonanza Creek special meeting. Questions may be submitted before the Special Meeting by registering at www.proxydocs.com/BCEI. There will also be a designated question and answer period during the Special Meeting for those who have registered and attend the Special Meeting. We will respond to appropriate questions submitted by stockholders.

The Bonanza Creek special meeting will begin promptly at                 , Mountain Time. Online check-in will begin at                 , Mountain Time, and Bonanza Creek stockholders should allow ample time for the online check-in procedures.

Record Date

The Bonanza Creek board has fixed the close of business on                     , 2021 as the Bonanza Creek record date for the determination of the Bonanza Creek stockholders entitled to receive notice of, and to vote at, the Bonanza Creek special meeting. The Bonanza Creek stockholders of record on the Bonanza Creek record date are the only Bonanza Creek stockholders that are entitled to receive notice of, and to vote at, the Bonanza Creek special meeting or any adjournments or postponements of the Bonanza Creek special meeting.

Outstanding Shares as of Record Date and Voting Rights of Bonanza Creek Stockholders

On the Bonanza Creek record date, there were                  shares of Bonanza Creek common stock outstanding, held by                  holders of record, respectively. Each share of Bonanza Creek common stock entitles its holder of record to one vote at the Bonanza Creek special meeting.

A complete list of registered Bonanza Creek stockholders entitled to vote at the Bonanza Creek special meeting will be available for inspection by appointment at Bonanza Creek’s principal executive offices at 410 17th Street, Suite 1400, Denver, CO 80202. If a Bonanza Creek stockholder wants to inspect such stockholder list, such Bonanza Creek stockholder should call Bonanza Creek at (720) 440-6100 to schedule an appointment or request access.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the Bonanza Creek special meeting, a quorum must be present. A quorum at the Bonanza Creek special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Bonanza Creek common stock entitled to vote at the Bonanza Creek special meeting, represented virtually or by proxy. Abstentions will be counted for purposes of determining whether there is a quorum at the Bonanza Creek special meeting. Shares represented by broker non-votes will not be considered present and entitled to vote at the Bonanza Creek special meeting for the purpose of determining the presence of a quorum.

Adjournment

If a quorum is not present or represented or if there are not sufficient votes for the approval of each of the Extraction and Crestone Peak share issuance proposals, Bonanza Creek expects that the Bonanza Creek special meeting will be adjourned by the chairman of the Bonanza Creek special meeting in accordance with Section 2.9 of Bonanza Creek’s fourth amended and restated bylaws, which provide that the chair of a meeting of stockholders may adjourn the meeting from time to time. No vote of Bonanza Creek’s stockholders is required for any adjournment or postponement. If the requisite vote to approve the Extraction and Crestone Peak share issuance proposals have not been received at the time of the Bonanza Creek special meeting (or such adjourned meeting), Bonanza Creek may choose to solicit additional proxies in favor of the Extraction and Crestone Peak share issuance proposals. At any subsequent reconvening of the Bonanza Creek special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Bonanza Creek special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Vote Required

Approval of each of the Extraction and Crestone Peak share issuance proposals requires the affirmative vote of the majority of votes cast by the shares of Bonanza Creek common stock present or represented by proxy at the Bonanza Creek special meeting and entitled to vote with respect to the proposals. Abstentions are considered votes cast and will have the same effect as a vote “against” the Extraction and Crestone Peak share issuance proposals. The failure of any Bonanza Creek stockholder to submit a vote (e.g., by not submitting a proxy and not voting online at the Bonanza Creek special meeting) will not be counted in determining the votes cast in connection with the Extraction and Crestone Peak share issuance proposals and will therefore have no effect on the outcome of the Extraction and Crestone Peak share issuance proposals. Because each of the Extraction and Crestone Peak share issuance proposals is non-routine, banks, brokers, and other nominees do not have discretionary authority to vote on each of the Extraction and Crestone Peak share issuance proposals and will not be able to vote on each of the Extraction and Crestone Peak share issuance proposals absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its bank, broker, or other nominee will result in the applicable shares not being counted in determining the votes cast in connection with the Extraction and Crestone Peak share issuance proposals, and will therefore have no effect on the outcome of the Extraction and Crestone Peak share issuance proposals.

An abstention occurs when the beneficial owner of shares, or a bank, broker or other nominee holding shares for a beneficial owner, is present, virtually or by proxy, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.

A broker non-vote occurs when a broker or other nominee returns a valid proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Under applicable rules, banks, brokers, and other nominees have discretionary voting power with respect to matters that are considered routine. Shares represented by broker non-votes, however, will not be voted on either of the Extraction or Crestone Peak share issuance proposals since each of the proposals is considered non-routine and therefore the bank, broker, or other nominee has no discretionary authority to vote on such proposal. If received, such broker non-votes would be disregarded in the calculation of “votes cast” with respect to each of the Extraction and Crestone Peak share issuance proposals and therefore will have no effect on the outcome of such proposals.

How to Vote

Bonanza Creek stockholders of record on the Bonanza Creek record date may have their shares of Bonanza Creek common stock voted by submitting a proxy or may vote online at the Bonanza Creek special meeting by following the instructions provided on the enclosed proxy card. Bonanza Creek recommends that Bonanza Creek stockholders entitled to vote submit a proxy prior to the Bonanza Creek special meeting even if they plan to attend the Bonanza Creek special meeting.

Bonanza Creek stockholders of record may vote in one of the following ways:

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Internet: Bonanza Creek stockholders of record may vote over the internet at the web address shown on their proxy card or voting instruction form. Bonanza Creek stockholders of record will need to use the control number appearing on their proxy card to vote via the internet. If Bonanza Creek stockholders vote via the internet, they do not need to return their proxy card. The internet voting procedures are designed to authenticate stockholder identities, to allow stockholders to give their voting instructions and to confirm that stockholders’ instructions have been recorded properly. Stockholders voting by internet should remember that the stockholder must bear costs associated with electronic access, such as usage charges from internet access providers.

•

Telephone: Bonanza Creek stockholders of record may vote by calling the toll-free telephone number shown on their proxy card or voting instruction form. Bonanza Creek stockholders who vote this way need not send in their proxy card. The telephone voting procedures are designed to authenticate stockholder identities, to allow stockholders to give their voting instructions, and to confirm that stockholders’ instructions have been recorded properly. Stockholders voting by telephone should remember that the stockholder must bear costs associated with electronic access, such as usage charges from telephone companies.

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Mail: Bonanza Creek stockholders of record may submit their vote by properly completing, signing, dating and mailing their proxy card or voting instruction form in the postage-paid envelope provided with this joint proxy statement/prospectus. Bonanza Creek stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Bonanza Creek special meeting.

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At the Meeting: Bonanza Creek stockholders of record who attend the Bonanza Creek special meeting online have the right to vote online at the Bonanza Creek special meeting. Bonanza Creek beneficial owners who wish to vote at the Bonanza Creek special meeting will need a legal proxy from their bank, broker, or other nominee authorizing them to vote those shares online at the Bonanza Creek special meeting.

Bonanza Creek stockholders are encouraged to vote or submit a proxy promptly. Each valid proxy received in time will be voted at the Bonanza Creek special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Bonanza Creek board.

Bonanza Creek stockholders who hold their shares of Bonanza Creek common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker, or other nominee that holds their shares of record as to how to vote their shares with respect to each of the Extraction and Crestone Peak share issuance proposals. Bonanza Creek stockholders who hold their shares of Bonanza Creek common stock beneficially and wish to vote online at the Bonanza Creek special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

Proxies and Revocation

Bonanza Creek stockholders of record may revoke their proxies at any time before their shares of Bonanza Creek common stock are voted at the Bonanza Creek special meeting in any of the following ways:

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sending a written notice of revocation to Bonanza Creek at 410 17th Street, Suite 1400, Denver, CO 80202, Attention: Secretary, which must be received before their shares are voted at the Bonanza Creek special meeting;

•	properly submitting a new, later-dated proxy card (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting a proxy via the internet or by telephone at a later date before it is voted at the Bonanza Creek special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the Bonanza Creek special meeting and voting online using their 16-digit control number during the meeting; attendance at the virtual Bonanza Creek special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of shares of Bonanza Creek common stock may change their voting instruction only by submitting new voting instructions to the banks, brokers, or other nominees that hold their shares of record or by requesting a “legal proxy” from such bank, broker, or other nominee and voting online at the Bonanza Creek special meeting.

Solicitation of Proxies

Bonanza Creek will pay for the proxy solicitation costs related to the Bonanza Creek special meeting. In addition to sending and making available these materials, some of Bonanza Creek’s directors, officers and other employees may solicit proxies by contacting Bonanza Creek stockholders by telephone, by mail, or by e-mail. Bonanza Creek stockholders may also be solicited by news releases issued by Bonanza Creek and/or Extraction and/or Crestone Peak, postings on Bonanza Creek’s, Extraction’s or Crestone Peak’s websites and advertisements in periodicals. None of Bonanza Creek’s directors, officers or employees will receive any extra compensation for their solicitation services. Bonanza Creek has also retained MacKenzie Partners, Inc. as its proxy solicitor to assist in the solicitation of proxies. For these proxy solicitation services, MacKenzie Partners, Inc. will receive an estimated fee of approximately $                , plus reasonable out-of-pocket expenses and fees for any additional services. Bonanza Creek will also reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of Bonanza Creek common stock and obtaining their proxies.

No Dissenters’ or Appraisal Rights

Under the DGCL, as well as the governing documents of Bonanza Creek, Bonanza Creek stockholders are not entitled to dissenters’ or appraisal rights in connection with the mergers or the transactions contemplated by the Extraction merger agreement or the Crestone Peak merger agreement.

Other Matters

At this time, Bonanza Creek knows of no other matters to be submitted at the Bonanza Creek special meeting.

Householding of Special Meeting Materials

Unless Bonanza Creek has received contrary instructions, Bonanza Creek may send a single copy of this joint proxy statement/prospectus and notice to any household at which two or more stockholders reside if

Bonanza Creek believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce Bonanza Creek’s expenses.

Questions and Additional Information

Bonanza Creek stockholders may contact Bonanza Creek’s proxy solicitor with any questions about the Extraction share issuance proposal or Crestone Peak share issuance proposal or how to vote or to request additional copies of any materials at:

Bonanza Creek Energy, Inc.

c/o MacKenzie Partners, Inc.

Banks and Brokers, Please Call: (212) 929-5500

Shareholders, Please Call Toll-Free: (800) 322-2885

E-mail: PROXY@MACKENZIEPARTNERS.COM

BONANZA CREEK PROPOSAL 1 — EXTRACTION SHARE ISSUANCE PROPOSAL

This joint proxy statement/prospectus is being furnished to you as a stockholder of Bonanza Creek as part of the solicitation of proxies by the Bonanza Creek board for use at the Bonanza Creek special meeting to consider and vote upon a proposal to approve the issuance of shares of Bonanza Creek common stock to Extraction stockholders in connection with the transactions pursuant to the terms of the Extraction merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the rules of the NYSE, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the Extraction merger is completed, Bonanza Creek expects to issue approximately 30,936,254 shares of Bonanza Creek common stock in connection with the Extraction merger and transactions contemplated thereby, which will exceed 20% of the shares of Bonanza Creek common stock outstanding before such issuance, and for this reason, Bonanza Creek must obtain the approval of Bonanza Creek stockholders for the issuance of shares of Bonanza Creek common stock in connection with the Extraction merger and related transactions.

In the event the Extraction share issuance proposal is approved by the Bonanza Creek stockholders, but the Extraction merger agreement is terminated (without the Extraction merger being completed) prior to the issuance of shares of Bonanza Creek common stock pursuant to the Extraction merger agreement, Bonanza Creek will not issue any shares of Bonanza Creek common stock as a result of the approval of the Extraction share issuance proposal. Additionally, the closing of the Crestone Peak merger is expressly conditioned upon the closing of the Extraction merger; thus if Bonanza Creek stockholders do not approve the Extraction share issuance proposal, Bonanza Creek will not be able to separately move forward with the Crestone Peak merger.

The Bonanza Creek board has unanimously determined that the Extraction merger agreement and the transactions contemplated by the Extraction merger agreement, including the Extraction share issuance, are fair to, and in the best interests of, Bonanza Creek and the Bonanza Creek stockholders and approved and declared advisable the Extraction merger agreement and the transactions contemplated by the Extraction merger agreement, including the Extraction share issuance.

The Bonanza Creek board accordingly unanimously recommends that Bonanza Creek stockholders vote “FOR” the Extraction share issuance proposal pursuant to the Extraction merger agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in “The Extraction Merger” and “The Extraction Merger Agreement” and as attached as Annex A to this joint proxy statement/prospectus.

Assuming a quorum is present at the Bonanza Creek special meeting, approval of the Extraction share issuance proposal requires the affirmative vote of the majority of votes cast by Bonanza Creek stockholders entitled to vote thereon and present or represented by proxy at the Bonanza Creek special meeting. Accordingly, a Bonanza Creek stockholder’s abstention from voting will have the same effect as a vote “against” the Extraction share issuance proposal, while a broker non-vote or the failure of a Bonanza Creek stockholder to vote will not count as votes cast and will have no effect on the outcome of the Extraction share issuance proposal.

IF YOU ARE A BONANZA CREEK STOCKHOLDER,

THE BONANZA CREEK BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” THE EXTRACTION SHARE ISSUANCE PROPOSAL

BONANZA CREEK PROPOSAL 2 — CRESTONE PEAK SHARE ISSUANCE PROPOSAL

This joint proxy statement/prospectus is being furnished to you as a stockholder of Bonanza Creek as part of the solicitation of proxies by the Bonanza Creek board for use at the Bonanza Creek special meeting to consider and vote upon a proposal to approve the issuance of shares of Bonanza Creek common stock to Crestone Peak stockholders in connection with the transactions pursuant to the terms of the Crestone Peak merger agreement, which is attached as Annex F to this joint proxy statement/prospectus. Under the rules of the NYSE, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the Crestone Peak merger is completed, Bonanza Creek will issue 22,500,000 shares of Bonanza Creek common stock in connection with the Crestone Peak merger and transactions contemplated thereby, which will exceed 20% of the shares of Bonanza Creek common stock outstanding before such issuance, and for this reason, Bonanza Creek must obtain the approval of Bonanza Creek stockholders for the issuance of shares of Bonanza Creek common stock in connection with the Crestone Peak merger and related transactions.

The closing of the Crestone Peak merger is expressly conditioned upon the closing of the Extraction merger; thus if Bonanza Creek stockholders do not approve the Extraction share issuance proposal, Bonanza Creek will not be able to separately move forward with the Crestone Peak merger. In the event the Crestone Peak share issuance proposal is approved by the Bonanza Creek stockholders, but the Crestone Peak merger agreement is terminated (without the Crestone Peak merger being completed) prior to the issuance of shares of Bonanza Creek common stock pursuant to the Crestone Peak merger agreement, Bonanza Creek will not issue any shares of Bonanza Creek common stock as a result of the approval of the Crestone Peak share issuance proposal.

The Bonanza Creek board has unanimously determined that the Crestone Peak merger agreement and the transactions contemplated by the Crestone Peak merger agreement, including the Crestone Peak share issuance, are fair to, and in the best interests of, Bonanza Creek and the Bonanza Creek stockholders and approved and declared advisable the Crestone Peak merger agreement and the transactions contemplated by the Crestone Peak merger agreement, including the Crestone Peak share issuance.

The Bonanza Creek board accordingly unanimously recommends that Bonanza Creek stockholders vote “FOR” the Crestone Peak share issuance proposal pursuant to the Crestone Peak merger agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in “The Crestone Peak Merger” and “The Crestone Peak Merger Agreement” and as attached as Annex F to this joint proxy statement/prospectus.

Assuming a quorum is present at the Bonanza Creek special meeting, approval of the Crestone Peak share issuance proposal requires the affirmative vote of the majority of votes cast by Bonanza Creek stockholders entitled to vote thereon and present or represented by proxy at the Bonanza Creek special meeting. Accordingly, a Bonanza Creek stockholder’s abstention from voting will have the same effect as a vote “against” the Crestone Peak share issuance proposal, while a broker non-vote or the failure of a Bonanza Creek stockholder to vote will not count as votes cast and will have no effect on the outcome of the Crestone Peak share issuance proposal.

IF YOU ARE A BONANZA CREEK STOCKHOLDER,

THE BONANZA CREEK BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” THE CRESTONE PEAK SHARE ISSUANCE PROPOSAL

EXTRACTION SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Extraction stockholders as part of a solicitation of proxies by the Extraction board for use at the Extraction special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Extraction stockholders with important information about the Extraction special meeting and should be read carefully in its entirety.

Date, Time and Place of the Extraction Special Meeting

The Extraction special meeting will be held on                     , 2021 at                 , Mountain Time. The Extraction special meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting www.virtualshareholdermeeting.com/XOG2021SM.

Purposes of the Extraction Special Meeting

The Extraction special meeting is being held to consider and vote on the following proposals:

•

Proposal 1 (Extraction merger proposal): to approve and adopt the Extraction merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which each Eligible Share will be converted automatically into the right to receive the merger consideration; and

•

Proposal 2 (Extraction compensation proposal): to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Extraction’s named executive officers that is based on or otherwise relates to the merger, discussed under the heading “The Extraction Merger — Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger.”

Recommendation of the Extraction Board

The Extraction board unanimously recommends that Extraction stockholders vote:

•	Proposal 1 (Extraction merger proposal): “FOR”; and

•	Proposal 2 (Extraction compensation proposal): “FOR”.

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Extraction stockholders should consider when deciding how to cast their votes. Extraction stockholders are encouraged to read the entire document carefully, including the annexes attached and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the Extraction merger agreement and the Extraction merger.

The Non-Binding Compensation Advisory Proposal and Interests of Directors

In considering the recommendations of the Extraction board, Extraction stockholders should be aware that some of Extraction’s directors and executive officers may have interests that are different from, or in addition to, the interests of Extraction stockholders more generally. For additional information, please see “The Extraction Merger — Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger.”

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Extraction provide its stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Extraction’s named executive officers that is based on or otherwise relates to the Extraction merger, as disclosed in this joint proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “The Extraction Merger — Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger.” This vote is commonly referred to as a “golden parachute say on pay” vote. Accordingly, Extraction stockholders are being provided with the opportunity to cast an advisory (non-binding) vote on those change of control payments.

Extraction stockholders should note that the non-binding compensation proposal is merely an advisory vote that will not be binding on Extraction, Bonanza Creek, or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated, the eligibility of the Extraction named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

The proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Extraction’s named executive officers that is based on or otherwise relates to the merger is a vote separate and apart from the vote on the proposal to adopt the Extraction merger agreement. Accordingly, an Extraction stockholder may vote to approve one proposal and not the other. Because the vote on the proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Extraction’s named executive officers that is based on or otherwise relates to the merger is advisory in nature only, it will not be binding on Extraction or Bonanza Creek, and the approval of the proposal is not a condition to the completion of the Extraction merger.

Voting by Directors and Executive Officers

On the Extraction record date, there were                  shares of Extraction common stock outstanding. On the Extraction record date, Extraction directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote                  shares of Extraction common stock, or approximately     % of the issued and outstanding shares of Extraction common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Extraction, Extraction currently expects that all of its directors and executive officers will vote their shares “FOR” the Extraction merger proposal and “FOR” the Extraction compensation proposal.

Voting Agreement with Kimmeridge

As an inducement to Bonanza Creek and Extraction entering the Extraction merger agreement, Kimmeridge entered into the voting agreement with respect to the voting agreement shares. As of the Extraction record date, Kimmeridge holds and is entitled to vote in the aggregate approximately     % of the issued and outstanding shares of Extraction common stock entitled to vote at the Extraction special meeting.

Pursuant to the voting agreement, Kimmeridge has agreed to, among other things, vote all of the voting agreement shares (i) in favor of the approval and adoption of the Extraction merger agreement and the transactions contemplated by the Extraction merger agreement, including the Extraction merger, subject to certain exceptions and (ii) against any specified actions that would discourage, delay or adversely affect the Extraction merger, including specified actions that contemplate alternative transactions.

The voting agreement will terminate upon the earliest to occur of: (a) the effective time of the Extraction merger, (b) the date on which the Extraction merger agreement is terminated in accordance with its terms, (c) the mutual written consent of the parties thereto and (d) the date of any modification, waiver or amendment to the Extraction merger agreement effected without Kimmeridge’s consent that (i) decreases the amount or changes the form of consideration payable to all of the Extraction stockholders pursuant to the terms of the Extraction merger agreement or (ii) otherwise materially adversely affects the interests of Kimmeridge or the Extraction stockholders. The voting agreement is attached to this joint proxy statement/prospectus as Annex E.

Attendance at the Extraction Special Meeting

Only Extraction stockholders of record on the Extraction record date, beneficial owners of Extraction common stock on the Extraction record date, holders of valid proxies for the Extraction special meeting, and invited guests of Extraction may attend the Extraction special meeting, which will be conducted virtually.

Extraction stockholders will be able to attend, vote their shares, and submit questions during the Extraction special meeting via a live audio webcast available by visiting the following website, www.virtualshareholdermeeting.com/XOG2021SM. To join-in the Extraction special meeting, Extraction stockholders will need the 16-digit control number included on their proxy card or on the instructions that accompanied their proxy materials.

The Extraction stockholder question and answer session will include questions submitted live during the Extraction special meeting. Questions may be submitted during the Extraction special meeting through www.virtualshareholdermeeting.com/XOG2021SM.

The Extraction special meeting will begin promptly at                 , Mountain Time. Online check-in will begin at                 , Mountain Time, and Extraction stockholders should allow ample time for the online check-in procedures.

Record Date

The Extraction board has fixed the close of business on                     , 2021 as the Extraction record date for the determination of the Extraction stockholders entitled to receive notice of, and to vote at, the Extraction special meeting. The Extraction stockholders of record on the Extraction record date are the only Extraction stockholders that are entitled to receive notice of, and to vote at, the Extraction special meeting or any adjournments or postponements of the Extraction special meeting.

Outstanding Shares as of Record Date and Voting Rights of Extraction Stockholders

On the Extraction record date, there were                  shares of Extraction common stock outstanding, held by                  holders of record. Each outstanding share of Extraction common stock entitles its holder of record to one vote on each matter to be considered at the Extraction special meeting. Extraction stockholders are entitled to vote on each proposal presented. A complete list of registered Extraction stockholders entitled to vote at the Extraction special meeting will be available for inspection at Extraction’s principal executive offices at 370 17th Street, Suite 5200, Denver, CO 80202, during ordinary business hours for a period of no less than ten days before the Extraction special meeting. The list of stockholders will also be available to stockholders during the Extraction special meeting through the link www.virtualshareholdermeeting.com/XOG2021SM.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the Extraction special meeting, a quorum must be present. A quorum at the Extraction special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Extraction common stock entitled to vote at the Extraction special meeting, represented at the virtual Extraction special meeting or by proxy. Abstentions will be counted for purposes of determining whether there is a quorum at the Extraction special meeting. Shares represented by broker non-votes will not be considered present and entitled to vote at the Extraction special meeting for the purpose of determining the presence of a quorum.

Adjournment

If a quorum is not present or represented, the chairman of the meeting may adjourn the Extraction special meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Vote Required

The votes required for each proposal are as follows:

•

Proposal 1 (Extraction merger proposal). The affirmative vote of the holders of a majority of the outstanding shares of Extraction common stock entitled to vote on the proposal is required to approve the Extraction merger proposal. Abstentions, failure to submit a proxy, or failure to vote at the virtual Extraction special meeting will have the same effect as a vote “against” the Extraction merger proposal. Because the Extraction merger proposal is non-routine, banks, brokers, and other nominees do not have discretionary authority to vote on the Extraction merger proposal and will not be able to vote on the Extraction merger proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its bank, broker, or other nominee will have the same effect as a vote “against” the Extraction merger proposal.

•

Proposal 2 (Extraction compensation proposal). Approval of the Extraction compensation proposal, on a non-binding advisory basis, requires the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon. Abstentions are considered shares of Extraction common stock present and entitled to vote and will have the same effect as a vote “against” the Extraction compensation proposal. Any Extraction stockholder who fails to submit a vote (e.g., by not submitting a proxy and not voting at the virtual Extraction special meeting) will not be considered present and entitled to vote; accordingly, the failure to submit a vote will have no effect on the outcome of the Extraction compensation proposal. Because the Extraction compensation proposal is non-routine, banks, brokers, and other nominees do not have discretionary authority to vote on the Extraction compensation proposal and will not be able to vote on the Extraction compensation proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its bank, broker, or other nominee will result in a broker non-vote, which will have no effect on the outcome of the Extraction compensation proposal.

An abstention occurs when the beneficial owner of shares, or a bank, broker or other nominee holding shares for a beneficial owner, is present at the virtual Extraction special meeting or by proxy, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot. A broker non-vote occurs when a broker or other nominee returns a valid ballot or proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Under applicable rules, banks, brokers, and other nominees have discretionary voting power with respect to matters that are considered routine. Shares represented by broker non-votes, however, will not be voted on the Extraction merger proposal or Extraction compensation proposal since such proposals are considered non-routine and therefore the bank, broker, or other nominee has no discretionary authority to vote on such proposal. Such shares will be disregarded in the calculation of shares “present in person or represented by proxy” with respect to the Extraction proposals and therefore will have no effect on the outcome of such proposals.

How to Vote

Extraction stockholders of record on the Extraction record date may have their shares of Extraction common stock voted by submitting a proxy or may vote online at the Extraction special meeting by following the instructions provided on the enclosed proxy card. Extraction recommends that Extraction stockholders entitled to vote submit a proxy prior to the Extraction special meeting even if they plan to attend the Extraction special meeting.

Extraction stockholders of record may vote in one of the following ways:

•

Internet: Extraction stockholders of record may vote over the internet at the web address shown on their proxy card or voting instruction form. Extraction stockholders of record will need to use the control number appearing on their proxy card to vote via the internet. Internet voting is available 24

hours a day and will be accessible until 11:59 p.m., Eastern Time (9:59 p.m., Mountain Time), on                     , 2021. If Extraction stockholders vote via the internet, they do not need to return their proxy card. The internet voting procedures are designed to authenticate stockholder identities, to allow stockholders to give their voting instructions and to confirm that stockholders’ instructions have been recorded properly. Stockholders voting by internet should remember that the stockholder must bear costs associated with electronic access, such as usage charges from internet access providers.

•

Telephone: Extraction stockholders of record may vote by calling the toll-free telephone number shown on their proxy card or voting instruction form. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time (9:59 p.m., Mountain Time), on                     , 2021. Extraction stockholders who vote this way need not send in their proxy card. The telephone voting procedures are designed to authenticate stockholder identities, to allow stockholders to give their voting instructions, and to confirm that stockholders’ instructions have been recorded properly. Stockholders voting by telephone should remember that the stockholder must bear costs associated with electronic access, such as usage charges from telephone companies.

•

Mail: Extraction stockholders of record may vote by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this joint proxy statement/prospectus. Extraction stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Extraction special meeting.

•

At the Meeting: Extraction stockholders of record who attend the Extraction special meeting online have the right to vote online at the Extraction special meeting. Extraction beneficial owners who wish to vote at the Extraction special meeting will need a legal proxy from their bank, broker, or other nominee authorizing them to vote those shares online at the Extraction special meeting.

Extraction stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Extraction special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Extraction board.

Extraction stockholders who hold their shares of Extraction common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker, or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1 and 2. Extraction stockholders who hold their shares of Extraction common stock beneficially and wish to vote at the virtual Extraction special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

Proxies and Revocation

Extraction stockholders of record may revoke their proxies at any time before their shares of Extraction common stock are voted at the Extraction special meeting in any of the following ways:

•

sending a written notice of revocation to Extraction at 370 17th Street, Suite 5200, Denver, CO 80202, Attention: Corporate Secretary, which must be received before their shares are voted at the Extraction special meeting;

•

properly submitting a new, later-dated proxy card, which must be received by 11:59 p.m., Eastern Time (9:59 p.m., Mountain Time),                     , 2021 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting a proxy via the internet or by telephone at a later date, which must be received by 11:59 p.m., Eastern Time (9:59 p.m., Mountain Time), on                     , 2021 before it is voted at the Extraction special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the Extraction special meeting and voting online using their 16-digit control number during the meeting; attendance at the virtual Extraction special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of shares of Extraction common stock may change their voting instruction by submitting new voting instructions to the banks, brokers, or other nominees that hold their shares of record or by requesting a “legal proxy” from such bank, broker, or other nominee and voting at the virtual Extraction special meeting. Extraction stockholders who hold their shares in “street name” by a bank or broker, should follow the instructions of their bank or broker regarding the revocation of proxies.

All shares represented by a valid proxy, and that are not revoked, will be voted in accordance with the instructions provided on the proxy. If an Extraction stockholder makes no specification on their proxy as to how they want their shares voted with respect to the Extraction merger proposal and the Extraction compensation proposal before signing and returning it, their proxy will be voted “FOR” approval and adoption of the Extraction merger proposal and the transactions it contemplates and “FOR” approval, on a non-binding, advisory basis, of the compensation that may be paid or become payable to Extraction’s named executive officers that is based on or otherwise relates to the transaction.

Solicitation of Proxies

Extraction will pay for the proxy solicitation costs related to the Extraction special meeting. In addition to sending and making available these materials, some of Extraction’s directors, officers and other employees may solicit proxies by contacting Extraction stockholders by telephone, by mail, by e-mail or in person. Extraction stockholders may also be solicited by news releases issued by Extraction and/or Bonanza Creek, postings on Extraction’s or Bonanza Creek’s websites and advertisements in periodicals. None of Extraction’s directors, officers or employees will receive any extra compensation for their solicitation services. Extraction has also made arrangements with Okapi Partners to assist them in soliciting proxies and have agreed to pay it an estimated fee of approximately $18,000 plus reasonable expenses for these services. Extraction may also ask banks, brokers, trusts and other nominees to forward proxy solicitation materials to the Extraction stockholders held of record by such banks, brokers, trusts or other nominees. Extraction will reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of Extraction common stock and obtaining their proxies.

No Dissenters’ or Appraisal Rights

Because shares of Extraction common stock are listed on the NASDAQ and Extraction stockholders are not required to receive consideration other than Bonanza Creek common stock, shares of which are listed on the NYSE, with cash paid in lieu of the issuance of fractional shares of Bonanza Creek common stock, if any, in the Extraction merger, Extraction stockholders are not entitled to exercise appraisal or dissenters’ rights under Delaware law in connection with the Extraction merger.

Other Matters

At this time, Extraction knows of no other matters to be submitted at the Extraction special meeting.

Householding of Special Meeting Materials

Unless Extraction has received contrary instructions, Extraction may send a single copy of this joint proxy statement/prospectus and notice to any household at which two or more stockholders reside if Extraction believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce Extraction’s expenses.

Questions and Additional Information

Extraction stockholders may contact Extraction’s Corporate Secretary or Okapi Partners with any questions about the proposals or how to vote or to request additional copies of any materials at:

Extraction Oil & Gas, Inc.

370 17th Street, Suite 5200

Denver, CO 80202

(720) 557-8300

Extraction Oil & Gas, Inc.

Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll-Free: (844) 202-6026

E-mail:info@okapipartners.com

EXTRACTION PROPOSAL 1 — EXTRACTION MERGER PROPOSAL

The Extraction board, after due and careful discussion and consideration, unanimously approved and recommended Extraction stockholder approval and adoption of the Extraction merger agreement, the execution, delivery, and performance of the Extraction merger agreement and the consummation of the transactions contemplated thereby.

The Extraction board accordingly unanimously recommends that Extraction stockholders vote “FOR” the proposal to approve and adopt the Extraction merger agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus entitled “The Extraction Merger” and “The Extraction Merger Agreement,” and as attached as Annex A to this joint proxy statement/prospectus.

The Extraction merger between Extraction and Bonanza Creek cannot be completed without the affirmative vote of the holders of a majority of the outstanding shares of Extraction common stock entitled to vote on the Extraction merger proposal. Accordingly, an Extraction stockholder’s abstention from voting, a broker non-vote, the failure of an Extraction stockholder to vote or the failure of an Extraction stockholder to submit a proxy will have the same effect as a vote “against” the Extraction merger proposal.

IF YOU ARE AN EXTRACTION STOCKHOLDER,

THE EXTRACTION BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” THE EXTRACTION MERGER PROPOSAL

EXTRACTION PROPOSAL 2 — EXTRACTION COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Extraction is seeking a non-binding advisory stockholder approval of the compensation of Extraction’s named executive officers that is based on or otherwise relates to the Extraction merger as disclosed in “The Extraction Merger — Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger — Quantification of Payments and Benefits to Extraction’s Named Executive Officers.” The proposal gives Extraction stockholders the opportunity to express their views on the merger-related compensation of Extraction’s named executive officers.

Accordingly, the Extraction board unanimously recommends that Extraction stockholders vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that Extraction stockholders approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Extraction’s named executive officers that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Extraction Merger — Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger — Quantification of Payments and Benefits to Extraction’s Named Executive Officers” (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

The vote on the Extraction compensation proposal is a vote separate and apart from the vote on the Extraction merger proposal. Accordingly, Extraction stockholders may vote to approve the Extraction merger proposal and vote not to approve the Extraction compensation proposal, and vice versa. If the Extraction merger is completed, the merger-related compensation may be paid to Extraction’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if the Extraction stockholders fail to approve the Extraction compensation proposal.

Assuming a quorum is present at the Extraction special meeting, approval of the Extraction compensation proposal requires the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon. Accordingly, an Extraction stockholder’s abstention from voting will have the same effect as a vote “against” the Extraction compensation proposal, while a broker non-vote or the failure of an Extraction stockholder to vote will have no effect on the outcome of the Extraction compensation proposal.

IF YOU ARE AN EXTRACTION STOCKHOLDER,

THE EXTRACTION BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” THE EXTRACTION COMPENSATION

PROPOSAL ON A NON-BINDING ADVISORY BASIS

THE EXTRACTION MERGER

This section of the joint proxy statement/prospectus describes the material aspects of the proposed Extraction merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents attached hereto and incorporated by reference into this joint proxy statement/prospectus, including the full text of the Extraction merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the proposed Extraction merger and the transactions related thereto. In addition, important business and financial information about each of Bonanza Creek and Extraction is included in or incorporated by reference into this joint proxy statement/prospectus and is included in the annexes hereto. Please see “Where You Can Find More Information.”

Effects of the Extraction Merger

The Extraction merger agreement, among other things, provides for the Extraction merger, with Extraction continuing its existence as the Extraction surviving company and a wholly owned subsidiary of Bonanza Creek at the Extraction effective time.

In addition, the Extraction board will take all actions as may be necessary so that, at the Extraction effective time, each outstanding restricted stock unit and performance stock unit in respect of Extraction common stock will be treated as described in “— Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger — Treatment of Extraction Equity Awards in the Extraction Merger.”

Background of the Extraction and Crestone Peak Mergers

The terms of the Mergers are the result of arm’s-length negotiations among Bonanza Creek, Extraction, and Crestone Peak, as applicable, from time to time over the period beginning in the second quarter of 2020 and ending upon the announcement of the Crestone Peak merger. The following is a summary of the events leading up to the signing of the Merger Agreements and the key meetings, negotiations, discussions and actions by and among Bonanza Creek, Extraction, and Crestone Peak and their respective advisors that preceded the public announcements of the Mergers.

The Bonanza Creek board, the Extraction board, and the board of directors of the general partner of CPR (the “CPR board”), together with their respective management teams, each periodically reviews strategic opportunities and potential combinations that meet their respective company’s strategic and financial objectives. Each company from time to time entered into confidentiality agreements with potential counterparties in order to exchange confidential information in a manner designed to facilitate such reviews. Bonanza Creek and CPR entered into a confidentiality agreement effective August 1, 2019 and extended its terms through an amendment effective January 14, 2020. Bonanza Creek and Extraction entered into a confidentiality agreement effective June 12, 2020. Extraction and CPR entered into a confidentiality agreement effective June 17, 2020.

Representatives of Bonanza Creek and CPR first discussed a potential merger transaction between the two companies starting in May 2020, when members of the CPR board (Mr. James Trimble, the chairman of the board of directors of CPR board, and Mr. David Chambers, a member of the CPR board) contacted and spoke with Mr. Brian Steck, the independent chairman of the Bonanza Creek board, and Mr. Jeffrey Wojahn, an independent director of the Bonanza Creek board, about the potential benefits of such a transaction. In addition to being a member of the CPR board, Mr. Chambers is a Managing Director of Canada Pension Plan Investment Board (“CPP Investments”), an affiliate of a significant equity owner of CPR. Bonanza Creek and Crestone Peak agreed to proceed with mutual due diligence and assessments regarding a potential merger.

In October 2019, Extraction engaged Petrie Partners in Petrie Partners’ capacity as an advisor in connection with Extraction’s ongoing review of strategic opportunities and potential combinations.

In April 2020, Extraction engaged Kirkland & Ellis LLP (“K&E”) in connection with Extraction’s consideration of strategic transactions and liability management and began to contemplate the terms of a transaction that the Extraction board would consider with a strategic counterparty, including, among other terms, an at-market transaction, with even equity splits between each company’s legacy shareholders, and equal representation on the board of directors of the combined company.

On June 7, 2020, Extraction engaged Petrie Partners to act as financial advisor and investment banker in connection with Extraction’s potential restructuring.

On June 14, 2020, Extraction Oil & Gas and eight of its subsidiaries filed voluntary petitions (In re Extraction Oil & Gas, Inc, et al., Case No. 20-11548) seeking relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 proceeding”). In connection with and pursuant to the Chapter 11 proceeding, the Extraction board determined to launch an M&A process soliciting counterparties for a potential strategic combination with the intent that Extraction would pursue a combination transaction until it was apparent that such a transaction would fail to result in a higher and better value to its stakeholders than a standalone restructuring transaction. Extraction, through its financial advisor Petrie Partners, contacted 35 potential counterparties, including Bonanza Creek, HighPoint Resources Corporation (“HighPoint”) and Crestone Peak and executed 14 confidentiality agreements as a result of such discussions. Representatives of Extraction, Petrie Partners and K&E engaged with such potential counterparties in furtherance of a potential merger transaction until July 29, 2020, when any party interesting in further discussions was asked to submit a non-binding indication of interest (a “phase 1” proposal).

In June 2020, Bonanza Creek engaged Vinson & Elkins L.L.P. (“V&E”) as its legal advisor in connection with the Extraction M&A process.

In June 2020, Crestone Peak engaged Gibson, Dunn & Crutcher (“Gibson Dunn”) to act as counsel to it and to CPR in negotiations with Bonanza Creek and Extraction, and CPP Investments, Crestone Peak’s primary shareholder, engaged Latham & Watkins (“L&W”) to act as its counsel in such negotiations.

On July 28, 2020, the Bonanza Creek board held a special meeting. Presentations regarding the potential mergers with Crestone Peak and with Extraction were made to the Bonanza Creek board by Evercore Group L.L.C. (“Evercore”), Bonanza Creek’s financial advisor at the time, and Bonanza Creek management. The Bonanza Creek board authorized the submission of a preliminary non-binding proposal to Extraction. The Bonanza Creek board also instructed Bonanza Creek management and Evercore to continue their assessment of a potential transaction with Crestone Peak.

On July 29, 2020, any party interested in further discussions was asked to submit a non-binding phase 1 proposal. On July 29, 2020, Crestone Peak, Bonanza Creek and HighPoint each sent a preliminary non-binding phase 1 proposal to Extraction. Separately, each letter highlighted Crestone Peak’s, Bonanza Creek’s and HighPoint’s extensive operations in the DJ Basin and proposed a combination with Extraction in an all-stock transaction.

On August 3, 2020, the Extraction board met with its legal and financial advisors to consider the phase 1 proposals received to date. From the eight phase 1 proposals received, the Extraction board, after consultation with its management team and legal and financial advisors and certain consultation parties entitled to participate in such discussions in connection with the Chapter 11 proceeding, determined to invite Bonanza Creek, Crestone Peak, HighPoint, an independent exploration and production company with exclusive operations in the DJ Basin (“Company A”) and a publicly traded exploration and production company with historical operations in the DJ Basin (“Company B”) to conduct further diligence and submit “phase 2” proposals.

On August 4 and 5, 2020, each of Crestone Peak, Bonanza Creek, HighPoint, Company A and Company B was notified by Petrie Partners that it (along with other companies) had been selected to move forward to the second round of Extraction’s M&A process and was invited to participate in additional reciprocal due diligence with the objective of possibly submitting a phase 2 proposal. Over the next several weeks, each of Bonanza Creek, HighPoint, Crestone Peak and Company A participated in reciprocal management presentations with Extraction and its representatives and conducted extensive mutual legal and financial due diligence with Extraction. Upon invitation to participate in the second round of Extraction’s process, Company B initially accepted but two days later indicated that it would not participate further in the M&A process due to ongoing events within Company B.

During late June through August 2020, Messrs. Steck, Wojahn, Trimble, and Chambers held multiple teleconferences to discuss the potential financial and operational advantages of a merger between Bonanza Creek and Crestone Peak and the progress being made by the two companies regarding financial and operational due diligence and their respective analyses of a potential merger transaction. During that time, management of Bonanza Creek and CPR conducted mutual due diligence on each company’s respective businesses.

On August 6, 2020, the Bonanza Creek board held a regular quarterly meeting. Presentations regarding potential mergers with HighPoint and with Crestone Peak were made to the Bonanza Creek board by Evercore and Bonanza Creek management. The Bonanza Creek board instructed Bonanza Creek management and Evercore to continue their assessment of a potential business combination transaction with HighPoint, Extraction, Crestone Peak and an independent exploration and production company with exclusive operations in the DJ Basin (“Company Z”).

On August 15, 2020, the Bonanza Creek board held a special meeting and reviewed updated analyses regarding potential transactions with Crestone Peak and Company Z. These analyses were presented by Evercore representatives and Bonanza Creek management.

In late August, Messrs. Steck, Wojahn, Trimble, and Chambers held multiple teleconferences during which they discussed a potential transaction. Following the August 24 teleconference, the parties concluded that discussions were unlikely to result in an agreement regarding valuation, and so they agreed to cease active engagement until a later time.

On August 27, 2020, the Bonanza Creek board held a special meeting. The Bonanza Creek board reviewed updated analyses presented by Evercore representatives and Bonanza Creek management regarding potential transactions with Extraction and HighPoint. The Bonanza Creek board authorized the delivery of a non-binding phase 2 proposal to Extraction. In addition, the Bonanza Creek board authorized the delivery to HighPoint of a non-binding proposal to proceed with a merger, which was delivered to HighPoint on September 2, 2020. The Bonanza Creek board was also advised during the meeting that, after a number of rounds of negotiations, mutually acceptable terms for a transaction with Crestone Peak could not be reached and discussions had been terminated. The Bonanza Creek board recognized, however, that a merger transaction with Crestone Peak continued to represent the potential for significant, long-term benefits for Bonanza Creek.

On August 28, 2020, Bonanza Creek, HighPoint, Crestone Peak and Company A each sent a non-binding phase 2 proposal to Extraction.

On September 1, 2020, Petrie Partners informed HighPoint that Extraction was interested in moving forward with merger agreement negotiations with HighPoint, and that Extraction was working on a counterproposal to HighPoint’s phase 2 proposal. In early September 2020, Petrie Partners advised Bonanza Creek, Crestone Peak and Company A that Extraction had determined to pursue strategic transaction discussions with a different potential counterparty and was terminating discussions with each of them.

Between September 1, 2020 and early October 2020, Extraction and HighPoint continued reciprocal due diligence reviews, discussed potential combination structures and negotiated terms of a possible transaction. In addition, during September and October 2020, Bonanza Creek senior management and Evercore representatives continued to have discussions with Company Z regarding a potential transaction with Bonanza Creek, but those discussions ceased by late October 2020.

On September 16, 2020, the HighPoint board of directors (the “HighPoint board”) held a special meeting with HighPoint management and HighPoint’s advisors. At the meeting, the board reviewed the status of HighPoint’s participation in Extraction’s process and Extraction’s counterproposal.

On September 23, 2020, the HighPoint board held a special meeting. The board received an update regarding the status of discussions with Extraction and discussions with Bonanza Creek. HighPoint’s financial advisor guided the HighPoint board through its analysis of certain metrics relating to transactions with Extraction and Bonanza Creek. Thereafter, legal counsel updated the HighPoint board regarding due diligence of Extraction and the progress Extraction had made with respect to renegotiating its midstream arrangements in the Chapter 11 process. The HighPoint board concluded the meeting by deciding that both the Extraction and Bonanza Creek transactions should continue to be pursued in parallel.

On October 1, 2020, the HighPoint board held a special meeting with HighPoint management and HighPoint’s advisors. The purpose of the meeting included receiving updates on the negotiations with Extraction and Bonanza Creek. HighPoint’s financial advisor noted that Extraction was unable to provide any more clarity on how the outstanding issues relating to its midstream arrangements and financing requirements would be resolved in its Chapter 11 proceedings, but HighPoint was making progress with Bonanza Creek. Furthermore, Extraction indicated its unwillingness to continue negotiations with HighPoint absent exclusivity between the parties. Accordingly, the HighPoint board agreed that HighPoint should inform Extraction that HighPoint was pursuing another alternative. On October 7, 2020, discussions with Extraction were formally terminated by HighPoint. Extraction ultimately determined to proceed through its Chapter 11 proceedings and emerge as a stand-alone entity.

HighPoint and Bonanza Creek continued their negotiations. On November 9, 2020, Bonanza Creek announced that it had entered into a merger agreement with HighPoint.

On December 23, 2020, the bankruptcy court confirmed the Sixth Amended Joint Chapter 11 Plan of Reorganization of Extraction Oil & Gas, Inc. and its debtor affiliates.

Its emergence occurred on January 20, 2021. As a result of its Chapter 11 proceedings and negotiations conducted during its pendency, Extraction was able to amend its material midstream contractual obligations in a manner that allowed Extraction to proceed forward with materially better terms regarding minimum volume commitments, drilling obligations, and rates for midstream services.

In January 2021, Extraction expanded the scope of K&E’s representation to include strategic transactions after emerging from the Chapter 11 proceedings. Petrie Partners continued to act as Extraction’s financial advisor with respect to any strategic transaction following emergence from bankruptcy based on Petrie Partners’ June 7, 2020 engagement agreement.

On January 19, 2021, Mr. Dell, the Extraction board’s newly-seated independent chair, and Mr. Chambers participated in the first of several calls among Extraction and its legal and financial advisors to discuss the status and mechanics of the strategic transaction exploration process. Also on January 19, Mr. Trimble met with a representative of Petrie Partners at Petrie Partners’ Denver office to discuss Crestone Peak’s interest in a potential combination with Extraction.

Also on January 19, 2021, representatives of each of Extraction and Crestone Peak, together with their respective legal and financial advisors, convened via teleconference to discuss certain matters outstanding from the parties’ previous discussions.

On January 20, 2021, Extraction emerged from bankruptcy and the shares of Extraction common stock began trading on the Nasdaq Global Select Stock Market. Upon emergence, the Extraction board consisted of seven directors: Messrs. Dell, Morris Clark, Carney Hawks, Tom Tyree, Michael Wichterich, Howard Willard and Ms. Carrie Fox, with Mr. Dell serving as chairman.

Starting January 25, 2021, representatives from each of Extraction and Crestone Peak, together with Petrie Partners and Crestone Peak’s financial advisor, met weekly via teleconference to discuss and progress a process regarding a potential combination.

On January 28, 2021, the Extraction board held a special meeting. During the meeting, the Extraction board received a full update from management and Petrie Partners regarding Extraction’s strategic transaction evaluation and discussions with Crestone Peak. The Extraction board determined that if Crestone Peak and Extraction were unable to align on valuation, or relative valuation, of the two companies then the Extraction management team and its financial advisors were authorized to terminate discussions with Crestone Peak in order to pursue other strategic options, including its standalone post-emergence business plan.

Throughout the remainder of January, February and the first half of March 2021, representatives of each of Extraction and Crestone Peak, together with their respective legal and financial advisors, convened frequently to exchange tax, legal, operational and financial information in furtherance of a strategic transaction and, including from time to time, Extraction’s and Crestone Peak’s tax advisors and environmental consultants

On March 8, 2021, Mr. Trimble met with a representative of Petrie Partners in Petrie Partners’ Denver office to discuss, among other things, the status of negotiations between Extraction and Crestone Peak. On March 9, 2021 and again on March 10, 2021, representatives of Petrie Partners met with members of CPR’s management team to again discuss the status of negotiations between Extraction and Crestone and also the status of the ongoing reciprocal diligence process.

On March 16, 2021, following an inability to reach agreement on relative valuation, discussions with Crestone Peak were formally terminated by Extraction.

Shortly following the official termination of discussions between Extraction and Crestone Peak, representatives of Crestone Peak reached out to representatives of Extraction and Petrie Partners to keep the communication channels open and attempt to informally advance discussions around valuation. Such informal discussions continued until Extraction entered into an exclusivity agreement with Bonanza Creek on April 23, 2021.

On March 25, 2021, the Extraction board held a regular quarterly meeting. Representatives from the Extraction management team, K&E and Petrie Partners attended the meeting. Representatives from Petrie Partners provided an overview of its ongoing evaluation of a prospective strategic combination transaction with each of Crestone, Bonanza Creek and Company A.

On April 1, 2021, Bonanza Creek closed on its merger transaction with HighPoint.

On April 12, 2021, Mr. Dell contacted Mr. Steck. Mr. Dell asked if Bonanza Creek would be willing to initiate discussions regarding a potential merger transaction between Extraction and Bonanza Creek. After conferring with the other members of the Bonanza Creek board, Mr. Steck advised Mr. Dell that Bonanza Creek was willing to initiate such discussions.

From April 12 through April 18, 2021, Messrs. Dell and Steck communicated multiple times regarding the potential terms of a merger transaction between Bonanza Creek and Extraction. Mr. Eric Greager, Bonanza Creek’s chief executive officer, and Mr. Tyree, Extraction’s chief executive officer, also participated in several of these communications. Mr. Dell and Mr. Tyree advised that Extraction would prefer that the parties enter into an exclusivity agreement before proceeding further in their discussions.

On April 15, 2021, Messrs. Dell and Steck communicated again via telephone. Mr. Dell advised that Extraction envisioned an “at market” merger under which neither party would pay a premium to the other. Mr. Steck suggested that the parties focus on a 50/50 equity split, which was roughly consistent with how the two companies’ market capitalizations compared at the time.

Also on April 15, 2021, the Bonanza Creek board held a special meeting during which Messrs. Steck and Greager advised the other members of the Bonanza Creek board of their discussions with Messrs. Dell and Tyree. In addition, on April 15, 2021, Mr. Greager contacted a representative of J.P. Morgan regarding a potential merger between Bonanza Creek and Extraction.

On April 16, 2021, Bonanza Creek and Extraction executed an amendment extending the term of their existing non-disclosure agreement. Each company proceeded to update fully its prior due diligence of the other.

On April 17, 2021, Bonanza Creek engaged V&E to act as its counsel in negotiations with Extraction.

On April 18, 2021, the Bonanza Creek board held a special meeting. The board members discussed the recent discussions with Extraction. The board determined that, prior to entering into exclusivity with Extraction, a preliminary financial analysis from J.P. Morgan regarding a merger of Bonanza Creek and Extraction would be appropriate.

From April 18, 2021 through the ultimate execution of the definitive agreements, Messrs. Dell, Tyree, Steck, and Greager had numerous conversations regarding the makeup of the management team and of the board of the combined company (including opportunities for diversity in both instances), executive compensation philosophy, means to return capital to stockholders, synergies to be achieved through the merger, the potential to create an industry-leading company in terms of ESG and the potential to rebrand the combined company.

On April 19, 2021, the Extraction board held a special meeting. Representatives from the Extraction management team, K&E and Petrie Partners attended the meeting. The Extraction management team and Petrie Partners preliminarily discussed a potential combination with Bonanza Creek, and the Extraction board determined that management should continue to evaluate and pursue the Bonanza Creek opportunity – including negotiating a term sheet, developing a timeline, continuing due diligence efforts, preparing management presentations and beginning to negotiate a merger agreement and other key transaction documents. K&E discussed typical market terms surrounding exclusivity.

On April 22, 2021, the Bonanza Creek board held a special meeting. Representatives of both J.P. Morgan and V&E attended the meeting. Representatives from J.P. Morgan presented to the board regarding a potential merger of Bonanza Creek and Extraction, relying on publicly available data for Extraction. The Bonanza Creek board approved entering into an exclusivity agreement with Extraction.

On April 23, 2021, the Extraction board held a special meeting. Representatives from the Extraction management team, K&E and Petrie Partners attended the meeting. Representatives from K&E provided an overview to the Extraction board of its fiduciary duties and a summary of the key terms of the draft Letter Agreement and Non-Binding Term Sheet (the “Extraction Non-Binding Term Sheet”) being negotiated, including, among other terms, the proposed exclusivity period. The extraction board discussed and considered the relative differences in the transactions presented by Bonanza Creek and Crestone Peak in relation to Extraction’s strategy to maximize value. Mr. Dell provided the update to the Extraction board that representatives of Company A indicated that Company A, who Extraction last engaged with in 2020, was considering launching a sale process in the near future. At the end of the meeting, the Extraction board approved entering into the Extraction Non-Binding Term Sheet, including the binding exclusivity period.

That same day, after having exchanged multiple iterations of the document, Bonanza Creek and Extraction executed the Extraction Non-Binding Term Sheet. The Extraction Non-Binding Term Sheet reflected an equity split of 50/50, with an indication that the parties would negotiate a new equity split if, during the five-trading day period prior to the execution of a merger agreement, the respective market capitalizations reflected that either party’s equity split exceeded 53% of the combined market capitalizations. The Extraction Non-Binding Term Sheet also reflected that the combined company’s board would consist of eight members, with four selected by Bonanza Creek and four selected by Extraction, the chair of the board would be selected by Extraction, and the chief executive officer of the combined company would be Mr. Greager. In addition, the Extraction Non-Binding Term Sheet provided that Extraction stockholders would be entitled to receive in the Merger an aggregate value equivalent to any dividends paid by Bonanza Creek to its stockholders during the pendency of the Merger (a “Dividend True-Up Payment”). The Extraction Non-Binding Term Sheet provided for a period of exclusivity that extended until the parties’ execution of a definitive merger agreement or May 21, 2021, whichever occurred sooner, and such exclusivity obligations were binding on the parties.

On April 25, 2021, K&E provided to V&E an initial draft of the merger agreement between Bonanza Creek and Extraction. The draft included reciprocal representations and warranties, interim operating covenants, closing conditions and termination rights. In addition, the draft provided that either party could terminate the transaction in favor of a superior proposal upon payment of a termination fee. The draft also included a requirement of each party to reimburse the other party for expenses in the event the Merger Agreement is terminated due to the failure of such party’s stockholders to approve the transaction (the “Naked No Vote Fee”).

On April 27, 2021, Bonanza Creek executed an engagement agreement with J.P. Morgan under which J.P. Morgan would act as Bonanza Creek’s financial adviser with respect to the potential merger transaction with Extraction.

On April 28, 2021, the Bonanza Creek board held a regular quarterly meeting. During the meeting, the Bonanza Creek board received a full update regarding the negotiations and mutual due diligence being conducted with Extraction.

From April 28 through May 9, 2021, representatives of K&E and Petrie Partners held daily update calls with Extraction’s management team and representatives of Kimmeridge to discuss the status of the proposed transaction with Bonanza Creek and provide updates on the negotiations and diligence review.

From April 28 through May 4, 2021, representatives of Bonanza Creek and Extraction and their respective legal and financial advisors conducted mutual due diligence conference calls on the following matters: (i) IT, (ii) midstream, (iii) synergies (related to G&A, midstream operations, lease operating expenses, and drilling and completion operations), (iv) legal, (v) regulatory, (vi) accounting, (vii) tax, (viii) land, (ix) finance, (x) operations, (xi) oil and gas reserves, (xii) corporate planning and (xiii) environmental. Additionally, during this period Bonanza Creek, Extraction and their respective representatives discussed mechanics for effecting the Dividend True-Up Payment, including whether such payment would be in the form of cash or stock.

On April 29, 2021, V&E provided to K&E a new draft of the merger agreement between Bonanza Creek and Extraction, reflecting changes requested by Bonanza Creek. The revised draft, among other things, eliminated the right of each party to terminate the Extraction merger agreement to enter into an alternative acquisition proposal and eliminated the Naked No Vote Fee. Further, the draft contemplated that Kimmeridge would enter into a voting agreement in connection with the signing of the Merger Agreement.

On April 30, 2021, at the Denver office of Petrie Partners, Bonanza Creek and Extraction gave detailed management presentations to each other. Representatives of the respective legal and financial advisors of each company, as well as representatives of Kimmeridge, participated in the session in person or via video conference.

In late April 2021, representatives of Crestone Peak contacted representatives of Bonanza Creek and Extraction and/or their respective advisors regarding a potential strategic transaction. Because of the exclusivity agreement between Bonanza Creek and Extraction, neither Bonanza Creek nor Extraction, nor any of their respective representatives, responded to these contacts.

From May 1 to May 6, 2021, K&E, Petrie Partners and members of Extraction management held several conference calls to discuss the merger agreement markup provided by V&E. These conversations also included discussions related to V&E’s proposed structural changes and changes related to the financing plan.

On May 3, 2021, V&E provided to K&E a draft voting agreement between Bonanza Creek, Extraction and Kimmeridge.

Also on May 3, 2021, Bonanza Creek released its first quarter 2021 financial results and announced that it intended to initiate an annual cash dividend of $1.40 per share to be payable quarterly beginning in the second quarter of 2021.

On May 5, 2021, the Extraction board held a special meeting. Representatives from each of the Extraction management team, K&E and Petrie Partners attended the meeting and discussed the status and process of the Extraction merger. At the meeting, representatives from K&E provided an overview to the Extraction board of its fiduciary duties as well as key terms of the draft merger agreement. Extraction’s management then presented the benefits and risks of the Extraction merger and potential synergies, followed by a presentation by Petrie Partners to the Extraction board regarding market environment, transaction timeline and diligence status. Following the presentations, Extraction’s board discussed the merits of the transaction, including the valuation and commitment to reducing environmental impact as a net zero producer, and the advantages of renaming the combined company after consummation of the Extraction merger.

On May 6, 2021, K&E provided to V&E a new draft of the merger agreement between Bonanza Creek and Extraction and a new draft of the voting agreement among Bonanza Creek, Extraction, and Kimmeridge. Among other things, the revised draft provided that the Dividend True-Up Payment would be made either by permitting Extraction to pay an equivalent dividend to its stockholders in cash during the pendency of the Merger or by Bonanza Creek in the form of stock as additional merger consideration at the closing of the Merger. The draft merger agreement also re-inserted the Naked No-Vote Fee and added mutual closing conditions for each of Bonanza Creek and Extraction that Bonanza Creek shall have amended its credit facility prior to or in connection with the closing of the Merger.

Also on May 6, 2021, V&E provided to K&E a draft registration rights agreement between Bonanza Creek and the Kimmeridge Fund.

On May 7, 2021, the Extraction board held a special meeting. Representatives from the Extraction management team, K&E and Petrie Partners attended the meeting. Representatives from Extraction’s management team and K&E provided an overview of merger discussions, summarized the latest diligence efforts, proposed next steps and discussed the preparation of the Extraction management team regarding a media strategy. Representatives of Petrie Partners discussed the energy market environment, trading histories of Bonanza Creek and Extraction, and their pro forma combined profile, and provided a preliminary financial analysis regarding the transaction contemplated by the Extraction Non-Binding Term Sheet. Mr. Tyree also reminded the Extraction board of his previously-disclosed ownership position in Bonanza Creek common stock due to his former service on the Bonanza Creek board.

Also on May 7, 2021, Bonanza Creek, Extraction, and Kimmeridge reached agreement on the terms of the voting agreement, subject to finalization of the merger agreement between Bonanza Creek and Extraction. That same day, Extraction and Petrie Partners entered into an engagement letter that (a) related to the Extraction and Bonanza Creek transaction and (b) terminated the June 7, 2020 engagement letter as between the parties.

Over the course of May 7 and May 8, 2021, V&E and K&E exchanged drafts of the merger agreement. The primary open points in such drafts related to (i) the inclusion of the Naked No-Vote Fee, (ii) whether the

Dividend True-Up Payment would be in the form of cash or stock and (iii) whether the agreement would include a closing condition related to Bonanza Creek’s credit facility.

On May 8, 2021, the Bonanza Creek board held a special meeting. The J.P. Morgan representatives presented a preliminary financial analysis with respect to the proposed transaction with Extraction. The Bonanza Creek board reviewed and discussed with representatives from J.P. Morgan and V&E the current terms of the merger agreement with Extraction and of the voting agreement and the registration rights agreement. V&E discussed additional legal considerations with the Bonanza Creek board, including the board’s fiduciary duties. Bonanza Creek management and the Bonanza Creek board also discussed a number of factors, including those outlined under “—Recommendation of the Bonanza Creek Board and Reasons for the Extraction Merger.”

On May 8, 2021, the Extraction board held a special meeting. Representatives from each of the Extraction management team, K&E and Petrie Partners attended the meeting. Management, Petrie Partners and K&E provided an update on the Transaction discussions. K&E reported on the outstanding transaction issues.

On May 8, 2021, Bonanza Creek and the Kimmeridge Fund reached agreement on the terms of the registration rights agreement, subject to finalization of the merger agreement between Bonanza Creek and Extraction.

On May 8, representatives of Bonanza Creek, Extraction, Kimmeridge, Petrie Partners, J.P. Morgan, K&E and V&E held several telephone conference calls to review the rollout slide deck and to discuss the accounting acquirer analysis.

On May 9, 2021, Bonanza Creek, Extraction and their respective representatives had several discussions regarding the open points in the merger agreement. During these discussions the parties agreed that (i) the merger agreement would not include the Naked No-Vote Fee, (ii) the Dividend True-Up Payment would be payable in the form of Bonanza Creek stock at the closing of the Merger and (iii) the merger agreement would not include a closing condition related to Bonanza Creek’s credit facility.

On May 9, 2021, the Extraction board held a special meeting. K&E provided an overview to the Extraction board of its fiduciary duties. At the invitation of the Extraction board, representatives from Petrie Partners and K&E reviewed and discussed the current terms of the merger agreement with Bonanza Creek and the transactions contemplated thereby. After discussion, the Extraction board was advised that Bonanza Creek and Extraction were now prepared to execute the definitive agreements, subject only to resolution of immaterial terms. Representatives of Petrie Partners then presented its updated financial analysis of the Extraction merger. Petrie Partners’ analysis methodologies were substantially similar to the analysis methodologies subsequently presented to the Extraction board on June 6, 2021 and summarized below under “—Opinion of Extraction’s Financial Advisor”, except that the May 9th analysis did not include any analyses regarding Crestone Peak with respect to the Crestone Peak merger and the June 6th analysis reflected changes in (a) commodity prices and (b) energy transaction and capital market conditions from the May 9th analysis. The June 6th analysis also reflected the annual synergies expected from the Extraction merger. At the request of the Extraction board, representatives of Petrie Partners then rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated May 9, 2021, to the effect that, as of that date and based on and subject to the factors, procedures, assumptions qualifications and limitations set forth therein, the exchange ratio of 1.1711 provided for pursuant to the merger agreement was fair, from a financial point of view, to the holders of Extraction common stock (other than Bonanza Creek and its affiliates). After discussing the Extraction merger, the Extraction board unanimously approved the requisite resolutions adopting the merger agreement, the voting agreement, and the registration rights agreement and authorized all actions necessary to effect the Extraction merger.

Also on May 9, 2021, the Bonanza Creek board held a special meeting. The Bonanza Creek board again reviewed and discussed with representatives from J.P. Morgan and V&E the current terms of the merger agreement with Extraction and of the voting agreement and the registration rights agreement. The Bonanza Creek board was advised that Bonanza Creek and Extraction were now prepared to execute the definitive agreements, subject only to resolution of immaterial terms. Representatives of J.P. Morgan then presented its updated financial analysis summarized below under “—Opinion of Bonanza Creek’s Financial Advisor.” At the request of the Bonanza Creek board, J.P. Morgan rendered an oral opinion, confirmed by delivery of a written opinion dated May 9, 2021, to the effect that, as of that date and based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio of 1.1711 contained in the merger agreement was fair, from a financial point of view, to Bonanza Creek. Following the presentations, the Bonanza Creek board unanimously approved the requisite resolutions adopting the merger agreement, the voting agreement, and the registration rights agreement, substantially as presented, and the associated actions described in those agreements.

On the same day, V&E and K&E traded additional drafts of the merger agreement to resolve immaterial terms thereof. That evening, the respective parties to the merger agreement and other definitive agreements for the Extraction merger executed and delivered such agreements.

Prior to the opening of the U.S. stock markets on May 10, 2021, Bonanza Creek and Extraction issued a joint press release announcing the proposed Extraction merger.

On May 10, 2021, prior to the opening of the U.S. stock market, Extraction filed a Form 8-K announcing the proposed Extraction merger, and Bonanza Creek filed a similar Form 8-K announcing the transaction after the market opened. Mr. Trimble, a member of the Crestone Peak board, together with Crestone Peak’s financial advisor, reached out to Petrie Partners on May 10 to offer congratulations; Mr. Trimble also suggested an in-person meeting the next week.

On May 11, 2021, Messrs. Trimble and Chambers had a call with Mr. Steck, congratulated Bonanza Creek regarding its announced merger with Extraction, and both sides expressed interest in participating in continued consolidation in DJ Basin and the possibility of additional transactions. On the same day, Mr. Dell received a similar call from Mr. Trimble.

Later on May 11, 2021, Mr. Dell and Mr. Steck spoke regarding the outreaches from Crestone Peak. After conferring with the other members of the Bonanza Creek board, Mr. Steck confirmed with Mr. Dell that Bonanza Creek was interested in pursuing discussions with Crestone Peak. The Bonanza Creek board recognized that the same positive aspects of a potential merger with Crestone Peak that had driven Bonanza Creek to negotiate with Crestone Peak in 2020 had not diminished. That same day, Messrs. Dell and Tyree spoke with each member of the Extraction board regarding Crestone Peak’s expressions of interest and each member of the Extraction board confirmed Extraction should further discussions because, among other reasons, a potential transaction with Crestone Peak presented a consolidation opportunity in the DJ Basin and representatives of Extraction could leverage recent prior due diligence efforts to reevaluate a transaction in light of the Extraction merger.

On May 13, 2021, at Extraction’s Denver office, Messrs. Steck, Dell, Greager, and Tyree and other members of Bonanza Creek’s and Extraction’s management teams met and discussed the potential merger with Crestone Peak and tasks that needed to be completed in order to assess such a transaction.

Also on May 13, 2021, Bonanza Creek engaged V&E to act as its counsel in negotiations with Crestone Peak.

On May 14, 2021, Messrs. Steck and Dell contacted Messrs. Trimble and Chambers and advised them that Bonanza Creek and Extraction were willing to negotiate with Crestone Peak provided that the negotiations must be concluded, either successfully or unsuccessfully, such that they did not materially delay the filing with the Securities and Exchange Commission of the S-4 registration statement covering the shares of Bonanza Creek common stock issuable in the Bonanza Creek/Extraction merger. Messrs. Trimble and Chambers stated that they understood the timing constraint and that they believed Crestone Peak could work within it. Beginning that same day, the respective management teams and financial and legal advisers of Bonanza Creek, Extraction and CPR launched a comprehensive effort to update the mutual due diligence that the parties had previously performed.

On May 18, 2021, the Bonanza Creek board held a special meeting. Representatives of both J.P. Morgan and V&E attended the meeting. Representatives from J.P. Morgan presented to the board regarding a potential merger of Bonanza Creek (assuming the completion of the merger with Extraction) and Crestone Peak, relying on “as provided” data from Crestone Peak that had not yet been assessed by J.P. Morgan or Bonanza Creek management. Recognizing that the ultimate determination of appropriate merger consideration for Crestone Peak would depend on the results of updated due diligence among other things, the Bonanza Creek board approved submitting to Crestone Peak a non-binding term sheet (the “Crestone Peak Non-Binding Term Sheet”). The Crestone Peak Non-Binding Term Sheet reflected a merger consideration of 21 million shares of Bonanza Creek’s common stock plus Bonanza Creek’s assumption of Crestone Peak’s liabilities. The Crestone Peak Non-Binding Term Sheet also reflected that Crestone Peak would have the right to select one member of a nine-member board, the board chair would be Mr. Dell, and the Crestone Peak merger would be fully conditioned upon the closing of Bonanza Creek’s pending merger with Extraction.

Also on May 18, 2021, the Extraction board held a special meeting during which the Extraction board approved submitting to Crestone Peak the Crestone Peak Non-Binding Term Sheet. Representatives of both Petrie Partners and K&E attended the meeting. Following the Bonanza Creek and Extraction board meetings on May 18, Bonanza Creek and Extraction jointly delivered the Crestone Peak Non-Binding Term Sheet to Crestone Peak.

Further on May 18, 2021, Bonanza Creek and Extraction entered into a Joint Bidding and Consent Agreement to establish a framework through which Bonanza Creek and Extraction would cooperate jointly to evaluate a potential transaction with Crestone Peak.

On May 20, 2021, at the Denver office of Petrie Partners, Bonanza Creek, Extraction, and CPR provided detailed management presentations to each other. The session was attended either in person or via video conference by members of all three management teams and by representatives of the financial and legal advisers of each company and by representatives of Kimmeridge.

On May 22, 2021, V&E and K&E provided an initial draft of the Crestone Peak merger agreement to Gibson Dunn. The draft, which was modeled on the Bonanza Creek/Extraction merger agreement, included generally reciprocal representations and warranties among each of Crestone Peak, Bonanza Creek and Extraction. The draft also included generally reciprocal interim operating covenants, closing conditions and termination rights of Crestone Peak and Bonanza Creek. Further, the draft contemplated that Crestone Peak’s primary stockholder would enter into a support agreement in connection with the signing of the Crestone Peak merger agreement.

On May 23, 2021, Messrs. Steck, Dell, Trimble, and Chambers had a teleconference and discussed the Crestone Peak Non-Binding Term Sheet. Messrs. Trimble and Chambers advised that the proposed merger consideration in the Crestone Peak Non-Binding Term Sheet was not sufficient from Crestone Peak’s perspective. They communicated that the merger consideration should be increased to 25 million shares of Bonanza Creek common stock (plus Bonanza’s assumption of Crestone Peak’s liabilities). Messrs. Dell and Steck responded that they had no reason to believe that 25 million shares would be acceptable to Bonanza Creek or Extraction, but that they would discuss the offer with their respective teams and would have a follow-up meeting with Messrs. Trimble and Chambers.

On May 26, 2021, Messrs. Steck, Dell, Trimble, and Chambers again discussed, via teleconference, the merger consideration for the potential transaction with Crestone Peak. Messrs. Dell and Steck indicated that Bonanza Creek might be willing to increase the offer of 21 million shares of Bonanza Creek common stock and introduced potential for adding a 1% overriding royalty interest in Crestone Peak’s undeveloped acreage in the

Watkins area in Adams and Arapahoe County, Colorado, and Messrs. Trimble and Chambers advised that Crestone Peak might be willing to accept 23 million shares of Bonanza Creek common stock.

On May 27, 2021, Gibson Dunn and L&W sent V&E and K&E a new draft of the Crestone Peak merger agreement, reflecting Crestone Peak’s proposed changes to the agreement. The revised draft, among other things, added the following: (i) a Divided True-Up Payment payable by Bonanza Creek to Crestone Peak stockholders, (ii) a Crestone Peak closing condition that neither Bonanza Creek nor Extraction had waived any closing conditions under the Bonanza Creek/Extraction merger agreement, (iii) a termination fee payable by Bonanza Creek to Crestone Peak in the event the Bonanza Creek/Extraction merger agreement was terminated and either Bonanza Creek or Extraction were owed a termination fee thereunder and (iv) a requirement of Bonanza Creek to reimburse Crestone Peak for its expenses in the event the Crestone Peak merger agreement was terminated due to the failure of Bonanza Creek’s stockholders to approve the Crestone Peak merger or in the event the Bonanza Creek/Extraction merger agreement was terminated without Bonanza Creek or Extraction being owed a termination fee thereunder (this clause (iv), the “Crestone Peak Expense Reimbursement”).

On May 30, 2021, the Bonanza Creek board held a special meeting. Mr. Steck provided the full board with an update regarding negotiations with Crestone Peak. Representatives from J.P. Morgan presented to the Bonanza Creek board regarding the potential merger of Bonanza Creek and Crestone Peak, relying on the work done to date by Bonanza Creek management. The Bonanza Creek board authorized senior management to increase the merger consideration in the on-going negotiations from 21 million shares of Bonanza Creek’s common stock to 22 million shares.

On June 1, 2021, Messrs. Steck, Dell, Trimble, and Chambers discussed, via teleconference, the merger consideration for the potential transaction with Crestone Peak. Messrs. Trimble and Chambers advised that Crestone Peak would be willing to accept either (i) 23 million shares of Bonanza Creek common stock, plus assumption of Crestone Peak’s liabilities, or (ii) 22 million shares of Bonanza Creek common stock, plus assumption of Crestone Peak’s liabilities and the proposed 1% overriding royalty interest. They further requested that CPP Investments be given the right to designate two members of Bonanza Creek’s board.

On June 2, 2021, V&E and K&E sent Gibson Dunn a new draft of the Crestone Peak merger agreement, reflecting Bonanza Creek’s and Extraction’s proposed changes to the agreement. The revised draft, among other things, removed the Dividend True-Up Payment and Crestone Peak Expense Reimbursement and provided that upon a termination of the Bonanza Creek/Extraction merger agreement, Bonanza Creek would owe Crestone Peak a termination fee only if Bonanza Creek received a termination fee from Extraction under such agreement, and in such case Bonanza Creek would owe Crestone Peak a to-be-determined percentage of such Extraction termination fee.

Also on June 2, 2021, the Bonanza Creek board held a special meeting. Mr. Steck provided the full board with an update regarding negotiations with Crestone Peak. Representatives from J.P. Morgan presented to the board regarding the potential merger of Bonanza Creek and Crestone Peak, relying on the work done to date by Bonanza Creek management. The Bonanza Creek board authorized Messrs. Steck and Greager to increase the merger consideration in the on-going negotiations from 22 million shares of Bonanza Creek’s common stock to either (i) 22.5 million shares or (ii) 22 million shares plus a 1% overriding royalty interest in Crestone Peak’s undeveloped acreage in the Watkins areas, in each case plus assumption of Crestone Peak’s liabilities. The board also granted discretion to Messrs. Steck and Greager with respect to negotiating CPP Investments’ representation on the Bonanza Creek board. Without altering or reducing the scope of this authorization, the Bonanza Creek board expressed a general preference that the merger consideration be 22.5 million shares of Bonanza Creek common stock, plus assumption of Crestone Peak’s liabilities, and that CPP Investments be granted the right to designate one member of Bonanza Creek’s board.

On June 2, 2021, Bonanza Creek entered into an engagement agreement with J.P. Morgan, effective as of May 14, 2021, confirming that J.P. Morgan would act as Bonanza Creek’s financial adviser with respect to the potential merger transaction with Crestone Peak. That same day, Extraction and Petrie Partners entered into an engagement letter confirming that Petrie Partners would act as Extraction’s financial adviser with respect to the potential transaction involving Crestone Peak.

That same day, the Extraction board held a special meeting. During the meeting, the Extraction board received a full update regarding Extraction’s strategic transaction evaluation and discussions with Crestone Peak, including the current proposal to increase the merger consideration in the on-going negotiations from 22 million shares of Bonanza Creek common stock to either (i) 22.5 million shares or (ii) 22 million shares plus a 1% overriding royalty interest in Crestone Peak’s undeveloped acreage in the Watkins areas, in each case plus assumption of Crestone Peak’s liabilities, and the projected impact of each consideration structure. The Extraction board indicated its preference for the fixed consideration of 22.5 million shares of Bonanza Creek common stock and authorized representatives of Petrie Partners and Extraction to proceed on that basis.

On June 3, 2021, Messrs. Steck, Dell, Trimble, and Chambers held a teleconference. They reached tentative agreement that the merger consideration would be 22.5 million shares of Bonanza Creek common stock, plus assumption of Crestone Peak’s liabilities, and that CPP Investments would be granted the right to designate one member of Bonanza Creek’s board.

Also on June 3, 2021, Gibson Dunn and L&W sent V&E and K&E a new draft of the Crestone Peak merger agreement, reflecting Crestone Peak’s proposed changes to the agreement. The revised draft, among other things, reinserted the Dividend True-Up Payment and Crestone Peak Expense Reimbursement and provided that upon a termination of the Bonanza Creek-Extraction merger agreement, Bonanza Creek would owe Crestone Peak a termination fee if either Bonanza Creek or Extraction received a termination fee under such agreement.

Further on June 3, 2021, V&E sent K&E a draft amendment to the Extraction merger agreement (the “Extraction merger agreement amendment”) reflecting certain proposed changes to be made to such agreement in light of the Crestone Peak merger.

On June 4, 2021, V&E and K&E sent Gibson Dunn and L&W drafts of the support agreement and registration rights agreement with Crestone Peak’s stakeholders.

From June 4 to June 6, 2021, K&E and V&E traded several drafts of the Extraction merger agreement amendment.

On June 5, 2021, the Bonanza Creek board held a special meeting. The J.P. Morgan representatives presented a preliminary financial analysis with respect to the proposed transaction with Crestone Peak. The Bonanza Creek board reviewed and discussed with representatives from J.P. Morgan and V&E the current terms of the merger agreement with Crestone Peak, the support agreement and registration rights agreement with Crestone Peak’s owners, the amended voting agreement with Kimmeridge, and the amendment to the merger agreement with Extraction. V&E discussed additional legal considerations with the Bonanza Creek board, including the board’s fiduciary duties. Bonanza Creek management and the Bonanza Creek board also discussed a number of factors, including those outlined under “—Recommendation of the Bonanza Creek Board and Reasons for the Crestone Peak Merger.”

Also on June 5, 2021, V&E and K&E sent Gibson Dunn a new draft of the Crestone Peak merger agreement, reflecting Bonanza Creek’s and Extraction’s proposed changes to the agreement. The revised draft, among other things, removed the Dividend True-Up Payment and Crestone Peak Expense Reimbursement.

On June 5 and 6, 2021, Bonanza Creek, Crestone Peak, Extraction, and their respective representatives had several discussions regarding the open points in the merger agreement and other agreements.

On June 6, the Extraction board held a special meeting. K&E provided a refresher summary to the Extraction board of its fiduciary duties. Representatives of Petrie Partners then presented its updated financial analysis summarized below under “—Opinion of Extraction’s Financial Advisor.” Representatives from K&E again reviewed and discussed with the Extraction board the current terms of the merger agreement with Crestone Peak and the Extraction merger agreement amendment. At the request of the Extraction board, representatives of Petrie Partners then rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated June 6, 2021, to the effect that, as of that date and based on and subject to the factors, procedures, assumptions qualifications and limitations set forth therein, the exchange ratio of 1.1711 provided for pursuant to the Extraction merger agreement, as amended, was fair from a financial point of view to the holders of Extraction common stock (other than Bonanza Creek, Crestone Peak and their respective affiliates). After discussing the mergers, the Extraction board unanimously approved the requisite resolutions adopting the Extraction merger agreement amendment and consented to Bonanza Creek entering into the merger agreement with Crestone Peak.

Also on June 6, 2021, the Bonanza Creek board held a special meeting. The Bonanza Creek board again reviewed and discussed with representatives from J.P. Morgan and V&E the current terms of the merger agreement with Crestone Peak, the voting agreement and registration rights agreement with Crestone Peak’s owners, the amended voting agreement with Kimmeridge, and the Extraction merger agreement amendment. The Bonanza Creek board was advised that Bonanza Creek and Crestone Peak were now prepared to execute the definitive agreements, subject only to resolution of immaterial terms. Representatives of J.P. Morgan then presented its updated financial analysis summarized below under “—Opinion of Bonanza Creek’s Financial Advisor.” At the request of the Bonanza Creek board, J.P. Morgan rendered an oral opinion, confirmed by delivery of a written opinion dated June 6, 2021, to the effect that, as of that date and based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the merger consideration of 22.5 million shares of the Company’s common stock, was fair, from a financial point of view, to Bonanza Creek. Following the presentations, the Bonanza Creek board unanimously approved the requisite resolutions adopting the merger agreement, the voting agreement and registration rights agreement with Crestone Peak’s owners, the amended voting agreement with Kimmeridge, and the Extraction merger agreement amendment, substantially as presented, and the associated actions described in those agreements.

On the same day, V&E, K&E, Gibson Dunn, and L&W traded additional drafts of the merger agreement and the other definitive agreements to resolve immaterial terms thereof. That evening, the respective parties to the merger agreement and other definitive agreements for the Crestone Peak merger executed and delivered such agreements.

Prior to the opening of the U.S. stock markets on June 7, 2021, Bonanza Creek, Extraction, and Crestone Peak issued a joint press release announcing the proposed Crestone Peak merger.

Recommendation of the Bonanza Creek Board and Reasons for the Extraction Merger

On May 9, 2021, the Bonanza Creek board unanimously determined the Extraction merger agreement and the transactions contemplated by the Extraction merger agreement, including the issuance of shares of Bonanza Creek common stock in connection with the Extraction merger, to be in the best interests of Bonanza Creek and its stockholders and approved the Extraction merger agreement and the transactions contemplated by the Extraction merger agreement. The Bonanza Creek board unanimously recommends that Bonanza Creek stockholders vote “FOR” the Extraction share issuance proposal.

The Bonanza Creek board considered a number of factors when evaluating the Extraction merger transaction, many of which support the Bonanza Creek board’s determination that the transactions contemplated by the Extraction merger agreement were in the best interests of, and were advisable to, Bonanza Creek and its stockholders. The Bonanza Creek board considered these factors as a whole and without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. The factors included (not necessarily presented in order of relative importance):

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the belief that the Extraction merger will materially increase Bonanza Creek’s scale with a DJ Basin leasehold position of approximately 425,000 net acres, 2021 estimated production of 117 MBoe/day, 65% of which will be oil and natural gas liquids, and 2021 estimated EBITDA greater than $750 million;

•	the belief that the Extraction merger will significantly increase 2021-2025 cumulative free cash flow, starting with 2021 estimated free cash flow of $485 million;

•	the belief that the Extraction merger will be accretive on key financial metrics beginning in 2021, including operating cash flow and levered free cash flow per share;

•	the belief that the Extraction merger will provide recurring annual synergies of approximately $25 million;

•	the belief that the enhanced operating scale and significant synergies will accelerate Bonanza Creek’s cash return business model;

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the belief that the Extraction merger will enhance Bonanza Creek’s margins by reducing its per-unit operating costs, with a pro forma Q1 2021 general and administrative expense of approximately $4.00 per Boe;

•	the belief that the combined company will have a strong balance sheet with a pro forma leverage ratio of 0.5x net debt to EBITDA for Q1 2021;

•	that the combined company will have pro forma year-end 2020 proved reserves of 315 MMBoe;

•	the belief that the Extraction merger will enhance Bonanza Creek’s asset base in the DJ Basin through the addition of complementary high-return inventory;

•	the belief that Extraction’s oil-weighted asset base will integrate smoothly into Bonanza Creek’s development program;

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that Bonanza Creek’s recently announced annual dividend of $1.40 per share is expected to be increased to $1.60 per share effective at closing of the Extraction merger, with such increase representing a distribution of approximately half of the transaction synergies to the combined companies’ shareholder base;

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that at closing of the Extraction merger, the combined company will be Colorado’s first net-zero oil and gas producer (scope 1 and scope 2) through an intensive, continuing focus on reducing operational emissions and a multi-year investment in certified emissions offsets;

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that Bonanza Creek will continue to be led by its current experienced Chief Executive Officer and that three other current members of the Bonanza Creek board will remain in place, which will enhance the likelihood of attaining the strategic benefits that Bonanza Creek expects to derive from the Extraction merger;

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the terms of the Extraction merger agreement, including the structure of the transaction, the conditions to each party’s obligation to complete the merger and the ability of Bonanza Creek to terminate the Extraction merger agreement under certain circumstances;

•	the belief that the restrictions imposed on Bonanza Creek’s business and operations during the pendency of the Extraction merger are reasonable and not unduly burdensome;

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that the exchange ratio is fixed and will not fluctuate in the event that the market price of Extraction common stock increases relative to the market price of Bonanza Creek common stock between the date of the Extraction merger agreement and the closing of the merger;

•	the likelihood of consummation of the Extraction merger and the Bonanza Creek board’s evaluation of the likely time frame necessary to close the Extraction merger;

•	that Bonanza Creek stockholders will have the opportunity to vote on the Extraction share issuance proposal, which is a condition precedent to the Extraction merger;

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the Bonanza Creek board’s knowledge of, and discussions with Bonanza Creek senior management and its advisors regarding Bonanza Creek’s and Extraction’s business operations, financial conditions, results of operations and prospects, taking into account Bonanza Creek’s due diligence investigation of Extraction;

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that, pursuant to the Kimmeridge voting agreement, Kimmeridge has agreed to vote its shares (representing approximately 39% of the outstanding Extraction common stock) in favor of the matters to be submitted to the Extraction stockholders in connection with the Extraction merger, all as more fully described in the section entitled “Extraction Special Meeting — Voting Agreement with Kimmeridge”; and

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J.P. Morgan’s oral opinion to the Bonanza Creek board on May 9, 2021 (confirmed in writing later that day) that, as of May 9, 2021, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio was fair, from a financial point of view, to Bonanza Creek, as more fully described in the section titled “The Extraction Merger — Opinion of Bonanza Creek’s Financial Advisor.” The full text of the written opinion of J.P. Morgan to the Bonanza Creek board for the Extraction merger is attached as Annex B to this joint proxy statement/prospectus.

The Bonanza Creek board also considered a variety of risks and other potentially negative factors concerning the Extraction merger agreement and the related transactions contemplated thereby. These factors included (not necessarily presented in order of relative importance):

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the possibility that the Extraction merger may not be completed or that completion may be unduly delayed for reasons beyond the control of Bonanza Creek or Extraction, including the failure to obtain Bonanza Creek stockholder approval of the Extraction share issuance proposal;

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that the exchange ratio in the Extraction merger agreement provides for a fixed number of shares of Bonanza Creek common stock and, as such, Bonanza Creek stockholders cannot be certain at the time of the Bonanza Creek special meeting of the market value of the Extraction merger consideration to be paid, and the possibility that Bonanza Creek stockholders could be adversely affected in the event that the market price of Bonanza Creek common stock increases relative to the market price of Extraction common stock between the date of the Extraction merger agreement and the closing of the Extraction merger;

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that there are significant risks inherent in integrating the operations of Extraction into Bonanza Creek, including that the expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

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that the Extraction merger agreement provides that, in certain circumstances, Bonanza Creek could be required to pay a termination fee of $37.5 million to Extraction (which may be reduced to $22.5 million in certain circumstances);

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that the Extraction merger might not be completed as a result of a failure to satisfy the conditions contained in the Extraction merger agreement, including failure to receive necessary regulatory approvals;

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that Extraction’s obligation to close the Extraction merger is conditioned on (i) the affirmative vote of a majority of votes cast by the holders of Bonanza Creek common stock and (ii) the approval of the holders of a majority of outstanding shares of Extraction common stock;

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that the restrictions on the conduct of Bonanza Creek’s business prior to the consummation of the Extraction merger, although believed to be reasonable and not unduly burdensome, may delay or prevent Bonanza Creek from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of Bonanza Creek pending the consummation of the Extraction merger;

•	that the Extraction merger agreement restricts Bonanza Creek’s ability to entertain other acquisition proposals unless certain conditions are satisfied;

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the substantial costs to be incurred in connection with the Extraction merger, including the costs of the Extraction share issuance, integrating the businesses of Bonanza Creek and Extraction, and the other transaction costs to be incurred in connection with the Extraction merger;

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that certain Extraction directors and executive officers have interests in the Extraction merger that are different from, or in addition to, the interests of Extraction stockholders generally, including, among others, rights to continuing indemnification and directors’ and officers’ liability insurance described in the section titled “The Extraction Merger—Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger”;

•	the possibility of losing key employees and skilled workers as a result of the expected consolidation of Bonanza Creek’s and Extraction’s personnel when the Extraction merger is completed; and

•	other risks of the type and nature described in the section titled “Risk Factors.”

After taking into account the factors set forth above, as well as others, the Bonanza Creek board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction to Bonanza Creek stockholders.

This foregoing discussion of the information and factors considered by the Bonanza Creek board in reaching its conclusion and recommendations includes all of the material factors considered by the Bonanza Creek board with respect to the Extraction merger but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Bonanza Creek board in evaluating the Extraction merger agreement and the related transactions contemplated thereby, and the complexity of these matters, the Bonanza Creek board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Bonanza Creek board may have given different weight to different factors. The Bonanza Creek board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Extraction merger agreement and the issuance of Bonanza Creek common stock pursuant to the Extraction merger agreement.

It should be noted that this explanation of the reasoning of the Bonanza Creek board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements.”

Recommendation of the Extraction Board and Reasons for the Extraction Merger

On May 9, 2021 and, again on June 6, 2021 in light of the Crestone Peak merger and the Extraction merger agreement amendment, the Extraction board unanimously (a) determined that the Extraction merger agreement and the transactions contemplated thereby, including the Extraction merger, are fair to, and in the best interests of, Extraction and its stockholders, (b) approved and declared advisable the Extraction merger agreement and the transactions contemplated thereby, including the Extraction merger, (c) approved the execution, delivery and performance of the Extraction merger agreement and the consummation of the transactions contemplated thereby, including the Extraction merger, (d) resolved to recommend adoption of the Extraction merger agreement by the Extraction stockholders, and (e) directed that the Extraction merger agreement be submitted to the stockholders of Extraction for its adoption. The Extraction board unanimously recommends that holders of Extraction common stock vote “FOR” the Extraction merger proposal and “FOR” the Extraction compensation advisory proposal.

In the course of reaching its determinations and recommendations, the Extraction board consulted with Extraction’s senior management and its outside legal and financial advisors and considered several potentially positive factors that weighed in favor of the merger, including the following (not necessarily presented in order of relative importance):

Aggregate Value and Share Consideration.

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The fact that Extraction was able to maintain as a result of negotiations with Bonanza Creek a pro forma equal share split in the Extraction merger as between the holders of Extraction common stock and the holders of Bonanza Creek common stock, and further resulting in the holders of Extraction common stock’s implied pro forma ownership of the combined company of 37%, and the Extraction board’s belief that this was the exchange ratio that Bonanza Creek would be willing to pay to holders of Extraction common stock and, further, that the Extraction board maintained throughout negotiations its initial terms of an at-market transaction, with even equity splits between each of Extraction’s and Bonanza Creek’s legacy shareholders, and equal representation on the board of directors of the combined company;

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The fact that the merger consideration in the form of Bonanza Creek common stock offers Extraction stockholders the opportunity to participate in the future earnings and growth of the combined company and the declared dividend provides holders of Extraction common stock the immediate certainty of value;

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The belief that the consolidation of each of Extraction and Bonanza Creek, and with the Crestone Peak merger, the addition of Crestone Peak, into the combined company positions the combined company as the preferred basin consolidator with a high quality asset base and balance sheet with the increased ability to return cash to its shareholders;

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The belief that, having regard to the extensive strategic review process undertaken by Extraction as part of the market check process, it is unlikely that any other party or parties would be prepared to pay a higher price to acquire Extraction at this time;

Synergies and Strategic Considerations

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The fact that the combined company will be led by a best-in-class, shareholder-aligned management team and that the addition of four members of the Extraction board to the Bonanza Creek board in connection with the Extraction merger, plus one Crestone Peak director in connection with the Crestone Peak merger, will add valuable expertise and experience and in-depth familiarity with the combined company’s assets and operations to the Bonanza Creek board, which will enhance the likelihood of meeting or exceeding the strategic benefits that Extraction expects to derive from the Extraction merger.

•	The belief of the Extraction board that Bonanza Creek’s strategy for immediate integration of the Extraction assets, together with the Crestone Peak assets, will maximize return of its asset base;

•	The belief that the combined company represents an industry-leading commitment to sustainability;

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The belief that the Extraction merger will be accretive in the first year to certain key metrics, including increasing financial and operational scale while maintaining approximate 0.5x leverage ratio, approximately 14% free cash flow yield, and allows maintenance of production volumes assuming a 50% reinvestment rate;

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The Extraction board’s ongoing evaluation of strategic alternatives for maximizing shareholder value over the long term, including the Extraction executive management team’s stand-alone plan, and the potential risks, rewards and uncertainties associated with such alternatives, and the Extraction board’s belief that the proposed transaction with Bonanza Creek was the most attractive option available to Extraction stockholders;

•	The belief that the Extraction merger would improve the cost of capital and expand the scale, operational diversity and geographic footprint on the combined company;

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The fact that both Bonanza Creek and Extraction are focused on investing in innovation and technology, and the belief that the combined company will be able to develop and implement technologies more economically and efficiently and deploy those technologies across a broader base of assets;

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The belief that the combined company’s geographic and customer diversification, enhanced assets and stronger financial position will provide for greater access to the capital markets and improve the combined company’s competitiveness going forward;

Opinion of Financial Advisor

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The fact that on May 9, 2021, and again on June 6, 2021, in light of the Crestone Peak merger and the Extraction merger agreement amendment, Petrie Partners rendered its oral opinion, subsequently confirmed by delivery of a written opinion, to the effect that, as of such date and based on and subject to the factors, procedures, assumptions qualifications and limitations set forth therein, the exchange ratio of 1.1711 provided for pursuant to the merger agreement was fair from a financial point of view to the holders of Extraction common stock (other than Bonanza Creek, Raptor Eagle Merger Sub, Crestone Peak and their respective affiliates);

Likelihood of Completion of the Transaction

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The belief that the transaction will be consummated prior to December 6, 2021, due to the limited number and customary nature of the closing conditions as well as Bonanza Creek’s affirmative obligation to take, or cause to be taken, any and all steps and undertakings in respect of requirements under applicable regulations so as to enable closing to occur as promptly as practicable;

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The fact that Kimmeridge, which owned approximately 39% of the Extraction common stock, as of May 9, 2021, supports the Extraction merger and Crestone Peak merger, as evidenced by its execution of the voting agreement with Kimmeridge, as amended;

Favorable Terms of the Extraction Merger Agreement

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The belief that, in coordination with Extraction’s legal advisors, the terms of the Extraction merger agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to closing, and the circumstances under which the Extraction merger agreement may be terminated, are reasonable;

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The fact that Extraction has the ability, under certain circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal; and

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The fact that the Extraction board has the ability to terminate the Extraction merger agreement under certain circumstances, including to enter into an agreement providing for a superior proposal, subject to certain conditions (including payment of a breakup fee and an expense reimbursement to Bonanza Creek and certain rights of Bonanza Creek, giving it the opportunity to match such superior proposal).

The Extraction board also considered and balanced against the potentially positive factors a number of uncertainties, risks and other countervailing factors in its deliberations concerning the merger and the Extraction merger agreement, including the following (not necessarily presented in order of relative importance):

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The fact that the exchange ratio in the Extraction merger agreement provides for a fixed number of Bonanza Creek common stock, and, as such, Extraction stockholders cannot be certain at the time of the Extraction special meeting of the market value of the merger consideration they will receive, and the possibility that Extraction stockholders could be adversely affected by a decrease in the trading price of Bonanza Creek common stock before the closing of the merger;

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The fact that the market price of Extraction common stock could be affected by many factors, including: (i) if the Extraction merger agreement or Crestone Peak merger agreement is terminated, the reason or reasons for such termination and whether such termination resulted from factors adversely affecting Extraction; (ii) the possibility that, as a result of the termination of the Extraction merger agreement, possible acquirers may consider Extraction to be an unattractive acquisition candidate; and (iii) the possible sale of Extraction common stock by short-term investors following an announcement that the Extraction merger agreement or Crestone Peak merger agreement was terminated;

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The risks and contingencies relating to the announcement and pendency of the merger, including the potential for diversion of management and employee attention and the potential effect of the combination on the businesses of both companies and the restrictions on the conduct of Extraction’s business during the period between the execution of the Extraction merger agreement and the completion of the transactions contemplated thereby;

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The potential challenges and difficulties in integrating the operations of Extraction into Bonanza Creek, and the impact of the addition of the Crestone Peak merger, and the risk that the anticipated cost savings and operational and other synergies between the two companies, or other anticipated benefits of the merger, might not be realized, may only be achieved over time or might take longer to realize than expected;

•

The fact that Extraction would be required to pay Bonanza Creek a termination fee of $37.5 million, as modified by the Extraction merger agreement amendment, if the Extraction board were to terminate the Extraction merger agreement under certain circumstances, including in order for Extraction to enter into a superior proposal, should one be made, including the fact that, under certain circumstances, Bonanza Creek would use the proceeds of such a fee to, in turn, pay Crestone Peak any applicable termination fee. The Extraction board believed that the termination fee and reimbursement amount are consistent with comparable transactions and would not be preclusive of other offers. In addition, if the Extraction merger agreement is terminated, Extraction will generally be required to pay its own expenses associated with the transaction;

•

The fact that there are restrictions in the Extraction merger agreement on Extraction’s ability to solicit competing bids to acquire it and to entertain other acquisition proposals unless certain conditions are satisfied;

•

The fact that the restrictions on Extraction’s conduct of business prior to completion of the transaction could delay or prevent Extraction from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the transaction; and

•

The Extraction board considered risks of the type and nature described under the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 48 and 50, respectively.

After taking into account the factors set forth above, as well as others, the Extraction board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction to Extraction stockholders.

The foregoing discussion of factors considered by Extraction is not intended to be exhaustive but summarizes the material factors considered by the Extraction board. In light of the variety of factors considered in connection with their evaluation of the Extraction merger agreement and the transaction, Extraction did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each member of the Extraction board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Extraction board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, Extraction’s senior management and the Extraction’s board’s outside legal and financial advisors.

In considering the recommendation of the Extraction board to approve the Extraction merger agreement, holders of Extraction common stock should be aware that the executive officers and directors of Extraction have certain interests in the transaction that may be different from, or in addition to, the interests of Extraction stockholders generally. See the section entitled “— Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger” beginning on page 135.

It should be noted that this explanation of the reasoning of the Extraction board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 48.

Certain Unaudited Prospective Financial and Operating Information

Neither Extraction nor Bonanza Creek, as a matter of course, makes public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with Extraction’s evaluation of the Extraction merger in May 2021, Extraction’s management provided to the Extraction board, Bonanza Creek and Extraction’s and Bonanza Creek’s respective financial advisors certain unaudited internal financial forecasts with respect to Extraction on a stand-alone basis prepared by Extraction’s management and provided to the Extraction board and Extraction’s financial advisor certain unaudited financial forecasts with respect to Bonanza Creek on a stand-alone basis prepared by Extraction’s management as discussed below (collectively, the “Extraction Forecasted Bonanza Creek Financial Information”), and, in connection with Extraction’s evaluation of the amendment to the Extraction merger agreement to consent to the Crestone Peak merger in June 2021, Extraction’s management updated the unaudited financial forecasts with respect to Extraction and Bonanza Creek to reflect changes in commodity prices and provided to the Extraction board and Extraction’s financial advisors such updated forecasts as well as certain unaudited financial forecasts with respect to Crestone Peak on a stand-alone basis prepared by Extraction’s management as discussed below (the “Extraction Forecasted Bonanza Creek and Crestone Peak Financial Information”). In addition, in connection with Bonanza Creek’s evaluation of the Extraction merger, Bonanza Creek’s management provided to the Bonanza Creek board, Extraction and Bonanza Creek’s and Extraction’s respective financial advisors certain unaudited internal financial forecasts with respect to Bonanza Creek on a stand-alone basis prepared by Bonanza Creek’s management and provided to the Bonanza Creek board and Bonanza Creek’s financial advisor certain unaudited financial forecasts with respect to Extraction on a stand-alone basis prepared by Bonanza Creek’s management (collectively, the “Bonanza Creek Forecasted Extraction Financial Information” and, together with the Extraction Forecasted Bonanza Creek Financial Information and the Extraction Forecasted Bonanza Creek and Crestone Peak Financial Information, the “Extraction Merger Forecasted Financial Information”). The Extraction Forecasted Bonanza Creek Financial Information was provided by Extraction to Petrie Partners for its use and reliance in connection with its financial analyses and opinion as described in the section entitled “The Extraction Merger — Opinion of Extraction’s Financial Advisor.” The Bonanza Creek Forecasted Extraction Financial Information was provided by Bonanza Creek to J.P. Morgan for its use and reliance in connection with its financial analyses and opinion as described in the section entitled “The Extraction Merger — Opinion of Bonanza Creek’s Financial Advisor.” The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the

American Institute of Certified Public Accountants with respect to prospective information, and the inclusion of this Extraction Merger Forecasted Financial Information should not be regarded as an indication that any of Extraction, Bonanza Creek, their respective affiliates, officers, directors, advisors or other representatives or any other recipient of this Extraction Merger Forecasted Financial Information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

The Extraction Merger Forecasted Financial Information includes non-GAAP financial measures, including Adjusted EBITDA and Levered Free Cash Flow. Please see the tables below for a description of how Extraction and Bonanza Creek define these non-GAAP financial measures. Extraction and Bonanza Creek believe that Adjusted EBITDA provides information useful in assessing operating and financial performance across periods, while Levered Free Cash Flow provides a useful measure of available cash generated by operating activities for other investing and financing activities. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Extraction and Bonanza Creek may not be comparable to similarly titled measures used by other companies.

This Extraction Merger Forecasted Financial Information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the Extraction Merger Forecasted Financial Information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Extraction’s, Bonanza Creek’s and Crestone Peak’s managements, including, among others, Bonanza Creek’s, Crestone Peak’s and/or Extraction’s future results, oil and gas industry activity, commodity prices, demand for oil and natural gas, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, takeaway capacity and the availability of services in the areas in which Bonanza Creek, Crestone Peak and Extraction operate, general economic and regulatory conditions, and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Where You Can Find More Information” and “Risk Factors.” The Extraction Merger Forecasted Financial Information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither Extraction, Bonanza Creek nor their respective affiliates, officers, directors, advisors or other representatives can give assurance that the Extraction Merger Forecasted Financial Information and the underlying estimates and assumptions will be realized. This Extraction Merger Forecasted Financial Information constitutes “forward-looking statements” and actual results may differ materially and adversely from those set forth below.

The Extraction Merger Forecasted Financial Information was not prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Extraction Forecasted Bonanza Creek Financial Information included in this document has been prepared by, and is the responsibility of, Extraction’s management. The Bonanza Creek Forecasted Extraction Financial Information included in this document has been prepared by, and is the responsibility of, Bonanza Creek’s management. PricewaterhouseCoopers LLP or Deloitte & Touche LLP have not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Extraction Merger Forecasted Financial Information and, accordingly, PricewaterhouseCoopers LLP or Deloitte & Touche LLP do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report contained in Extraction’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference into this joint proxy statement/prospectus, relates to Extraction’s previously issued financial statements. It does not extend to the Extraction Merger Forecasted Financial Information and should not be read to do so. In addition, the Deloitte & Touche LLP report contained in Bonanza Creek’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference in this joint proxy statement/prospectus, relates to historical financial information of Bonanza Creek, and such report does not extend to the Extraction Merger Forecasted Financial Information and should not be read to do so.

The Extraction Merger Forecasted Financial Information does not take into account any circumstances or events occurring after the date it was prepared. Neither Extraction nor Bonanza Creek can give assurance that, had the Extraction Merger Forecasted Financial Information been prepared either as of the date of the Extraction merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Extraction and Bonanza Creek do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the Extraction Merger Forecasted Financial Information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be inappropriate, including with respect to the accounting treatment of the Extraction merger under GAAP, or to reflect changes in general economic or industry conditions. The Extraction Merger Forecasted Financial Information does not take into account all of the possible financial and other effects of the Extraction merger on Extraction, Bonanza Creek or Crestone Peak, the effect on Extraction, Bonanza Creek or Crestone Peak of any business or strategic decision or action that has been or will be taken as a result of the Extraction merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Extraction merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Extraction merger. Further, the Extraction Merger Forecasted Financial Information does not take into account the effect on Extraction, Bonanza Creek or Crestone Peak of any possible failure of the Extraction merger to occur. None of Extraction or Bonanza Creek or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Extraction stockholder or Bonanza Creek stockholder or other person regarding Extraction’s, Bonanza Creek’s or Crestone Peak ultimate performance compared to the information contained in the Extraction Merger Forecasted Financial Information or that the Extraction Merger Forecasted Financial Information will be achieved. The inclusion of the Extraction Merger Forecasted Financial Information herein should not be deemed an admission or representation by Extraction, Bonanza Creek, their respective affiliates, officers, directors, advisors or other representatives or any other person that it is viewed as material information of Extraction or Bonanza Creek, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the Extraction Merger Forecasted Financial Information included below is not being included in this joint proxy statement/prospectus in order to influence any Extraction stockholder’s or Bonanza Creek stockholder’s decision or to induce any stockholder to vote in favor of any of the proposals at the Extraction Special Meeting or the Bonanza Creek Special Meeting, but is being provided solely because it was made available to the Extraction board, Extraction’s financial advisor, the Bonanza Creek board and Bonanza Creek’s financial advisor, as applicable, in connection with the Extraction merger.

In light of the foregoing, and considering that the Extraction special meeting and the Bonanza Creek special meeting will be held several months after the Extraction Merger Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Extraction stockholders and Bonanza Creek stockholders are cautioned not to place undue reliance on such information, and each of Extraction and Bonanza Creek urges you to review Extraction’s and Bonanza Creek’s most recent SEC filings for a description of Extraction’s and Bonanza Creek’s reported financial results included therein. See the section entitled “Where You Can Find More Information.”

Extraction Forecasted Bonanza Creek Financial Information

The Extraction Forecasted Bonanza Creek Financial Information described below was based on various assumptions, including, but not limited to, the following commodity price assumptions of Extraction’s management, which were based on price assumptions for oil and natural gas pricing as of May 5, 2021:

	NYMEX Strip Pricing
	2021E	2022E	2023E	2024E	2025E
Commodity Prices
Oil ($/Bbl)	$64.13	$60.35	$56.94	$54.87	$53.87
Gas ($/MMBtu)	$2.96	$2.76	$2.60	$2.60	$2.62

The following table sets forth certain summarized prospective financial and operating information regarding Extraction for the fiscal years 2021 through 2025 on a stand-alone basis prepared by Extraction management.

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Production (MBoe/d)	68	62	63	56	64
Adjusted EBITDA(1)	$404	$488	$457	$377	$462
Capital expenditures	$(85)	$(227)	$(147)	$(195)	$(188)
Levered free cash flow(2)	$313	$254	$305	$169	$251

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The following table sets forth certain summarized prospective financial and operating information of Bonanza Creek for the fiscal years 2021 through 2025 on a stand-alone basis prepared by Extraction management. These forecasts were compared with consensus estimates and information provided by Bonanza Creek.

	Bonanza Creek Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Production (MBoe/d)	43	44	42	44	40
Adjusted EBITDA(1)	$298	$427	$381	$389	$342
Capital expenditures	$(122)	$(192)	$(212)	$(214)	$(196)
Levered free cash flow(2)	$164	$198	$115	$121	$92

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Extraction Forecasted Bonanza Creek and Crestone Peak Financial Information

The Extraction Forecasted Bonanza Creek and Crestone Peak Financial Information described below was based on various assumptions, including, but not limited to, the following commodity price assumptions of Extraction’s management, which were based on price assumptions for oil and natural gas pricing as of June 4, 2021:

	NYMEX Strip Pricing
	2021E	2022E	2023E	2024E	2025E
Commodity Prices
Oil ($/Bbl)	$66.62	$63.65	$59.16	$56.19	$54.38
Gas ($/MMBtu)	$3.04	$2.92	$2.72	$2.70	$2.69

The following table sets forth certain summarized prospective financial and operating information regarding Extraction for the fiscal years 2021 through 2025 on a stand-alone basis prepared by Extraction management.

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Production (MBoe/d)	68	62	63	56	64
Adjusted EBITDA(1)	$416	$522	$485	$386	$471
Capital expenditures	$(85)	$(227)	$(147)	$(195)	$(188)
Levered free cash flow(2)	$327	$286	$332	$178	$260

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The following table sets forth certain summarized prospective financial and operating information of Bonanza Creek for the fiscal years 2021 through 2025 on a stand-alone basis prepared by Extraction management. These forecasts were compared with consensus estimates and information provided by Bonanza Creek.

	Bonanza Creek Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Production (MBoe/d)	43	44	42	44	40
Adjusted EBITDA(1)	$304	$450	$401	$403	$348
Capital expenditures	$(122)	$(192)	$(212)	$(214)	$(196)
Levered free cash flow(2)	$181	$228	$135	$135	$98

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The following table sets forth certain summarized prospective financial and operating information of Crestone Peak for the fiscal years 2021 through 2025 on a stand-alone basis prepared by Extraction management.

	Crestone Peak Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Production (MBoe/d)	45	51	62	60	66
Adjusted EBITDA(1)	$245	$442	$619	$574	$614
Capital expenditures	$(206)	$(350)	$(340)	$(366)	$(304)
Levered free cash flow(2)	$(3)	$0	$82	$202	$306

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.
(2)

Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Bonanza Creek Forecasted Extraction Financial Information

The Bonanza Creek Forecasted Extraction Financial Information described below is based on various assumptions, including, but not limited to, the following commodity price assumptions of Bonanza Creek’s management, which were based on price assumptions for oil and natural gas pricing as of May 5, 2021:

	NYMEX Strip Pricing
	2021E	2022E	2023E	2024E	2025E
Commodity Prices
Oil ($/Bbl)	$64.13	$60.35	$56.94	$54.87	$53.87
Gas ($/MMBtu)	$2.96	$2.76	$2.60	$2.60	$2.62

The following table sets forth certain summarized prospective financial and operating information of Extraction for the fiscal years 2021 through 2025 on a stand-alone basis, which information was based on financial and operating information developed by Bonanza Creek management. These projections were compared with consensus estimates and information provided by Extraction.

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Production (MBoe/d)	70	63	64	56	51
Adjusted EBITDA(1)	$334	$461	$438	$374	$332
Capital expenditures	$(75)	$(190)	$(114)	$(122)	$(129)
Levered free cash flow(2)	$281	$278	$309	$233	$180

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The following table sets forth certain summarized prospective financial and operating information of Bonanza Creek for the fiscal years 2021 through 2025 on a stand-alone basis prepared by Bonanza Creek management.

	Bonanza Creek Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Production (MBoe/d)	43	44	43	48	50
Adjusted EBITDA(1)	$281	$427	$396	$426	$431
Capital expenditures	$(123)	$(216)	$(219)	$(222)	$(205)
Levered free cash flow(2)	$156	$215	$183	$213	$237

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.
(2)

Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Extraction and Bonanza Creek do not intend to update or otherwise revise the above Extraction Merger Forecasted Financial Information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such Extraction Merger Forecasted Financial Information are no longer appropriate, except as may be required by applicable law.

Opinion of Bonanza Creek’s Financial Advisor

Pursuant to an engagement letter, dated April 27, 2021, Bonanza Creek retained J.P. Morgan as its financial advisor in connection with the proposed Extraction merger.

At the meeting of the Bonanza Creek board on May 9, 2021, J.P. Morgan rendered its oral opinion to the Bonanza Creek board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the exchange ratio in the proposed Extraction merger was fair, from a financial point of view, to Bonanza Creek. J.P. Morgan confirmed its May 9, 2021, oral opinion by delivering its written opinion, dated May 9, 2021, to the Bonanza Creek board that, as of such date, the exchange ratio in the proposed Extraction merger was fair, from a financial point of view, to Bonanza Creek.

The full text of the written opinion of J.P. Morgan, dated May 9, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Bonanza Creek stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Bonanza Creek board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Extraction merger, was directed only to the fairness of the exchange ratio in the proposed Extraction merger to Bonanza Creek and did not address any other aspect of the proposed Extraction merger. J.P. Morgan expressed no opinion as to the fairness of the exchange ratio in connection with the proposed Extraction merger to the holders of any class of securities, creditors or other constituencies of Bonanza Creek or as to the underlying decision by Bonanza Creek to engage in the proposed Extraction merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Bonanza Creek as to how such stockholder should vote with respect to the proposed Extraction merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated May 7, 2021 of the Extraction merger agreement;

•	reviewed certain publicly available business and financial information concerning Extraction and Bonanza Creek and the industries in which they operate;

•

compared the financial and operating performance of Extraction and Bonanza Creek with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Extraction common stock and Bonanza Creek common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of Extraction and Bonanza Creek relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the proposed Extraction merger (the “Extraction Synergies”); and;

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Extraction and Bonanza Creek with respect to certain aspects of the proposed Extraction merger, and the past and current business operations of Extraction and Bonanza Creek, the financial condition and future prospects and operations of Extraction and Bonanza Creek, the effects of the proposed Extraction merger on the financial condition and future prospects of Extraction and Bonanza Creek, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Extraction and Bonanza Creek or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Extraction or Bonanza Creek under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Extraction Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Extraction and Bonanza Creek to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Extraction Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the proposed Extraction merger and the other transactions contemplated by the Extraction merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the Extraction merger agreement, and that the definitive Extraction merger agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Bonanza Creek and Extraction in the Extraction merger agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis, and that the dividend equalization payment would not result in any adjustment to the exchange ratio that was material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Bonanza Creek with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Extraction merger will be obtained without any adverse effect on Extraction or Bonanza Creek or on the contemplated benefits of the proposed Extraction merger.

The projections for Bonanza Creek and Extraction furnished to J.P. Morgan were prepared by Bonanza Creek management and Extraction management, respectively. Neither Bonanza Creek nor Extraction publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Extraction merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Bonanza Creek and Extraction management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “Certain Unaudited Prospective Financial and Operating Information” beginning on page 106 of this joint proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to Bonanza Creek of the exchange ratio in the proposed Extraction merger, and J.P. Morgan has expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of Bonanza Creek or as to the underlying decision by Bonanza Creek to engage in the proposed Extraction merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Extraction merger, or any class of such persons relative to the exchange ratio in the proposed Extraction merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Bonanza Creek common stock or Extraction common stock will trade at any future time.

The terms of the Extraction merger agreement, including the exchange ratio, were determined through arm’s length negotiations between Bonanza Creek and Extraction, and the decision to enter into the Extraction merger agreement was solely that of the Bonanza Creek board and the Extraction board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Bonanza Creek board in its evaluation of the proposed Extraction merger and should not be viewed as determinative of the views of the Bonanza Creek board or Bonanza Creek management with respect to the proposed Extraction merger or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Bonanza Creek board on May 9, 2021, and in the presentation delivered to the Bonanza Creek board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Bonanza Creek board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Extraction and Bonanza Creek with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to Extraction and Bonanza Creek, respectively.

For Extraction, the companies selected by J.P. Morgan were as follows:

•	Bonanza Creek

•	Matador Resources Company

•	Oasis Petroleum Inc.

•	PDC Energy, Inc.

•	Whiting Petroleum Corporation

For Bonanza Creek, the companies selected by J.P. Morgan were as follows:

•	Extraction

•	Matador Resources Company

•	Oasis Petroleum Inc.

•	PDC Energy, Inc.

•	Whiting Petroleum Corporation

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses (including assets, relative size and basin presence) that, for the purposes of J.P.

Morgan’s analysis, may be considered similar to those of Extraction and Bonanza Creek, respectively. However, certain of these companies may have characteristics that are materially different from those of Extraction and Bonanza Creek. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Extraction or Bonanza Creek. For each comparable company, publicly available financial performance through the twelve months ended December 31, 2020 was measured.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value (“FV”) to the company’s adjusted EBITDAX (calculated as earnings before interest, taxes, depreciation, amortization and exploration expense) for the year ending December 31, 2022 (the “FV/2022E Adj. EBITDAX”), as well as the ratio of the company’s equity value (“EV”) to the company’s adjusted operating cash flow for the year ending December 31, 2022 (“EV/2022E Adj. OCF”).

Based on the results of this analysis, J.P. Morgan selected multiple reference ranges of 2.75x – 5.50x and 2.25x – 4.00x for Extraction’s FV/2022E Adj. EBITDAX and EV/2022E Adj. OCF, respectively, and 2.75x – 5.50x and 2.25x – 4.00x for Bonanza Creek’s FV/2022E Adj. EBITDAX and EV/2022E Adj. OCF, respectively. After applying such ranges to the projected FV for Extraction and for Bonanza Creek for the year ending December 31, 2022, based on the projections provided and approved by Bonanza Creek management, the analysis indicated the following ranges of implied per share equity values for shares of Extraction common stock and Bonanza Creek common stock, rounded to the nearest $0.25:

	Implied Per Share Equity Value
	Low	High
Extraction FV/2022E Adj. EBITDAX	$45.00	$92.00
Extraction EV/2022E Adj. OCF	$39.00	$69.50

	Implied Per Share Equity Value
	Low	High
Bonanza Creek FV/2022E Adj. EBITDAX	$31.25	$68.50
Bonanza Creek EV/2022E Adj. OCF	$30.75	$54.50

The ranges of implied per share equity value for Extraction common stock were compared to Extraction’s closing share price of $43.44 on May 7, 2021, the NYSE trading day immediately preceding the execution of the Extraction merger agreement, and the implied per share offer price of $43.84. The ranges of implied per share equity value for Bonanza Creek common stock were compared to Bonanza Creek’s closing share price of $37.44 on May 7, 2021, the NYSE trading day immediately preceding the execution of the Extraction merger agreement.

Net Asset Value Analysis

J.P. Morgan conducted an after-tax discounted cash flow, net asset valuation analysis for the purpose of determining an implied equity value per share for each of the Extraction common stock and the Bonanza Creek common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” “Present value” refers to the current value of an asset’s cash flows and is obtained by discounting those cash flows back to the present using an appropriate discount rate and applying a discounting convention that assumes that all cash flows were generated at the midpoint of each period. A “net asset valuation” is a multi-decade life-of-field model with no terminal value assumptions.

J.P. Morgan calculated the present value, as of March 31, 2021, of the asset-level cash flows that Extraction is expected to generate from March 31, 2021 onward using, at the instruction of Bonanza Creek management, the average future prices listed on the NYMEX as of May 5, 2021, with prices held flat thereafter (the “NYMEX Strip Price Forecast”). J.P. Morgan calculated the foregoing values without adjusting for Bonanza Creek’s estimates of the Extraction Synergies anticipated to be realized in the proposed Extraction merger. Extraction’s projected asset-level cash flows were discounted to present values using a range of discount rates from 12.25% to 14.25%, which were chosen based on an analysis of the weighted average cost of capital of Extraction, and then were adjusted for Extraction’s general and administrative expenses, minimum volume commitment deficiency payments, additional midstream liabilities, hedges, taxes and net operating losses, to indicate a range of implied net asset values for Extraction, which were divided by the number of fully diluted shares outstanding at Extraction to arrive at the following range of implied net asset values per share of Extraction common stock based on the NYMEX Strip Price Forecast on a stand-alone basis (i.e., without synergies). Resulting per share values were in all cases rounded to the nearest $0.25 per share.

	Implied Equity Value Per Share
	Low	High
Extraction Implied Equity Value Per Share	$41.50	$44.50

The ranges of implied per share equity value for Extraction common stock were compared to Extraction’s closing share price of $43.44 on May 7, 2021, the NYSE trading day immediately preceding the execution of the Extraction merger agreement, and the implied per share offer price of $43.84.

J.P. Morgan calculated the present value, as of March 31, 2021, of the asset-level cash flows that Bonanza Creek is expected to generate from March 31, 2021 onward using, at the instruction of Bonanza Creek management, the NYMEX Strip Price Forecast. J.P. Morgan calculated the foregoing values without adjusting for Bonanza Creek’s estimates of the Extraction Synergies anticipated to be realized in the proposed Extraction merger. Bonanza Creek’s projected asset-level cash flows were discounted to present values using a range of discount rates from 12.25% to 14.25%, which were based on an analysis of the weighted average cost of capital of Bonanza Creek, and then were adjusted for Bonanza Creek’s general and administrative expenses, hedges, taxes and net operating losses, to indicate a range of implied net asset values for Bonanza Creek, which were divided by the number of fully diluted shares outstanding at Bonanza Creek to arrive at the following range of implied net asset values per share of Bonanza Creek common stock based on the NYMEX Strip Pricing Forecast on a stand-alone basis (i.e., without synergies). Resulting per share values were in all cases rounded to the nearest $0.25 per share.

	Implied Equity Value Per Share
	Low	High
Bonanza Creek Implied Equity Value Per Share	$37.50	$41.25

The ranges of implied per share equity value for Bonanza Creek common stock were compared to Bonanza Creek’s closing share price of $37.44 on May 7, 2021, the NYSE trading day immediately preceding the date of the written opinion and the execution of the Extraction merger agreement.

Relative Implied Exchange Ratio Analysis

J.P. Morgan compared the results for Extraction to the results for Bonanza Creek with respect to the public trading multiples and net asset value analyses described above.

J.P. Morgan compared the lowest equity value per share for Extraction to the highest equity value per share for Bonanza Creek to derive the lowest exchange ratio implied by the pair of results for each analysis performed. J.P. Morgan also compared the highest equity value per share for Extraction to the lowest equity value per share for Bonanza Creek to derive the highest exchange ratio implied by the pair of results for each analysis performed. The implied exchange ratios resulting from this analysis were:

Public Trading Analysis	Implied Exchange Ratio
	Low	High
FV/2022E Adj. EBITDAX	0.6544x	2.9597x
EV/2022E Adj. OCF	0.7143x	2.2893x

Net Asset Value Analysis	Implied Exchange Ratio
	Low	High
Implied Equity Value Per Share	1.0000x	1.1879x

The implied exchange ratios were compared to the exchange ratio under the Extraction merger agreement of 1.1711x.

Value Creation Analysis

J.P. Morgan conducted an analysis of the theoretical value creation to the existing holders of Bonanza Creek common stock that compared the estimated implied equity value of Bonanza Creek common stock on a stand-alone basis based on the midpoint value determined in J.P. Morgan’s net asset value analysis described above to the estimated implied equity value of former Bonanza Creek stockholders’ ownership in the combined company, pro forma for the proposed Extraction merger.

J.P. Morgan calculated the estimated implied equity value of former Bonanza Creek stockholders’ ownership in the combined company, pro forma for the proposed Extraction merger, by (1) adding the sum of (a) the implied equity value of Bonanza Creek on a stand-alone basis, using the midpoint value determined in J.P. Morgan’s net asset value analysis of Bonanza Creek described above, (b) the implied equity value of Extraction on a stand-alone basis, using the midpoint value determined in J.P. Morgan’s net asset value analysis of Extraction described above, and (c) the estimated present value of the Extraction Synergies, as reflected in synergy estimates Bonanza Creek management provided to J.P. Morgan for use in connection with its analysis, (2) subtracting (a) the net present value of the reduction in net operating losses and (b) the net present value of the reduction in transaction expenses, and (3) multiplying such result by the pro forma equity ownership of the combined company by the existing holders of Bonanza Creek common stock of approximately 50%. This analysis indicated that the proposed Extraction merger implied pro forma equity value creation for such holders of approximately 3.6% compared to the stand-alone equity value of Bonanza Creek. There can be no assurance, however, that the Extraction Synergies, net operating losses and other impacts referred to above will not be substantially greater or less than those estimated by Bonanza Creek management and described above.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Bonanza Creek or Extraction. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Extraction or Bonanza Creek. However, the companies selected were chosen, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Extraction and Bonanza Creek. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Extraction or Bonanza Creek.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. J.P. Morgan was selected to advise Bonanza Creek with respect to the proposed Extraction merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Extraction, Bonanza Creek and the industries in which they operate.

Bonanza Creek has agreed to pay J.P. Morgan an estimated fee of approximately $6.375 million, $3.0 million of which was paid to J.P. Morgan following the delivery of its opinion and the remainder of which is contingent and payable upon the consummation of the proposed Extraction merger. Bonanza Creek, in its sole discretion, may pay J.P. Morgan an additional fee of up to $3.625 million upon consummation of the proposed Extraction merger. In addition, Bonanza Creek has agreed, subject to certain limitations, to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material commercial or investment banking relationships with Bonanza Creek, Extraction or Kimmeridge Energy Management Company, LLC, which holds approximately 39% of Extraction common stock. However, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Bonanza Creek, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Bonanza Creek and Extraction. During the two year period preceding delivery of its opinion, the aggregate fees recognized by J.P. Morgan from Bonanza Creek were approximately $200,000. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Bonanza Creek or Extraction for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Opinion of Extraction’s Financial Advisor

In October 2019, Extraction retained Petrie Partners to act as financial advisor to the Extraction board in connection with the evaluation of potential strategic alternatives. On June 6, 2021, at a meeting of the Extraction board, Petrie Partners rendered its oral opinion, subsequently confirmed by delivery of a written opinion, that, as of June 6, 2021, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio provided for pursuant to the Extraction merger agreement is fair from a financial point of view to the holders of Extraction common stock (other than Bonanza Creek, Raptor Eagle Merger Sub, Crestone and their respective affiliates).

The full text of each of the written opinions of Petrie Partners, dated as of May 9, 2021 and June 6, 2021, respectively, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering such opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are urged to read the opinions carefully and in their entirety. Petrie Partners’ opinions were addressed to, and provided for the information and benefit of, the Extraction board in connection with its evaluation of whether the exchange ratio provided for pursuant to the Extraction merger agreement is fair from a financial point of view to the holders of Extraction common stock (other than Bonanza Creek, Raptor Eagle Merger Sub, Crestone Peak and their respective affiliates). Petrie Partners’ opinions do not address the fairness of the proposed Extraction merger, or any consideration received in connection with the proposed Extraction merger, to the creditors or other constituencies of Extraction or Bonanza Creek or, if the Crestone Peak merger is consummated, of Crestone Peak, nor do they address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Extraction, or any class of such persons, whether relative to the exchange ratio or otherwise. Petrie Partners assumed that any modification to the structure of the Extraction merger would not vary in any respect material to its analysis. Petrie Partners’ opinions do not address the relative merits of the Extraction merger as compared to any other alternative business transaction or strategic alternative that might be available to Extraction, nor do they address the underlying business decision of Extraction to engage in the Extraction merger. Petrie Partners’ opinions do not constitute a recommendation to the Extraction board or to any other persons in respect of the Extraction merger or the Crestone Peak merger, including as to how any holder of shares of voting common stock of Extraction should act or vote in respect of any of the transactions contemplated by the Extraction merger agreement. Finally, Petrie Partners did not express any opinion as to the price at which shares of Extraction common stock or Bonanza Creek common stock will trade at any time. Except as indicated otherwise, all references to Petrie Partners’ opinion in the following text are to the written opinion of Petrie Partners dated as of June 6, 2021.

In connection with rendering its opinion and performing its related financial analysis, Petrie Partners, among other things:

•	reviewed certain publicly available financial statements and other business and financial information relating to Extraction and Bonanza Creek, respectively, including:

•	Annual Reports on Form 10-K and related audited financial statements of Extraction and Bonanza Creek for the fiscal year ended December 31, 2020; and

•	the Quarterly Reports on Form 10-Q and related unaudited financial statements for the fiscal period ended March 31, 2021 for Bonanza Creek and Extraction;

•	reviewed certain financial statements and other business and financial information relating to Crestone Peak, including:

•	unaudited financial statements for the fiscal period ended March 31, 2021; and

•	Crestone Peak consolidated draft December 31, 2020 unaudited financial statements;

•

reviewed certain non-public projected financial and operating data relating to Extraction and Bonanza Creek prepared and furnished to Petrie Partners by the management team and staff of Extraction and Bonanza Creek;

•	reviewed certain non-public projected financial and operating data relating to Crestone Peak prepared and furnished to Petrie Partners by the management team and staff of Extraction and Crestone Peak;

•

reviewed certain estimates of Extraction’s and Bonanza Creek’s oil and gas reserves, including estimates of proved developed producing and development reserves prepared by Extraction and Bonanza Creek as of April 1, 2021;

•

reviewed certain estimates of Crestone Peak’s oil and gas reserves, including estimates of proved developed producing and development reserves prepared by Extraction and Crestone Peak as of April 1, 2021;

•

compared recent stock market capitalization indicators for Extraction and Bonanza Creek with recent stock market capitalization indicators for certain similar publicly-traded independent exploration and production companies that Petrie Partners deemed comparable to Extraction and Bonanza Creek, as applicable;

•	discussed current operations, financial positioning and future prospects of Extraction and Bonanza Creek with the respective management teams of Extraction and Bonanza Creek;

•	discussed current operations, financial positioning and future prospects of Crestone Peak with the management teams of Extraction, Bonanza Creek and Crestone Peak;

•	reviewed historical market prices and trading histories of the common stock of each of Extraction and Bonanza Creek;

•	reviewed published Wall Street research analyst reports on Extraction and Bonanza Creek;

•	compared the financial terms of the Extraction merger with the financial terms of similar transactions that Petrie Partners deemed to be comparable;

•	participated in certain discussions and negotiations among the representatives of Extraction and Bonanza Creek, and their respective financial and legal advisors with respect to the Extraction merger;

•

participated in certain discussions and negotiations among the representatives of Extraction, Bonanza Creek and Crestone Peak, and their respective financial and legal advisors with respect to the Crestone Peak merger;

•

reviewed (i) the original Extraction merger agreement (the “Original Agreement”), (ii) a draft of the amendment to the Extraction merger agreement dated June 6, 2021 (the “Amendment”), and (iii) a draft of the Crestone Peak merger agreement dated June 6, 2021;

•

reviewed that certain disclosure statement (as amended or modified) in connection with the joint plan of reorganization (as amended or modified) filed by the debtors with respect to Extraction’s and certain of its wholly-owned subsidiaries’ bankruptcy filing; and

•	reviewed such other financial studies and analyses and performed such other investigations and have taken into account such other factors as Petrie Partners deemed necessary and appropriate.

In rendering its opinion, Petrie Partners assumed and relied upon, without assuming any responsibility or liability for or independently verifying the accuracy or completeness of, all of the information publicly available and all of the information supplied or otherwise made available to Petrie Partners by Extraction, Bonanza Creek or Crestone Peak, as applicable. Petrie Partners further relied upon the assurances of representatives of the respective managements of Extraction, Bonanza Creek and Crestone Peak that they are unaware of any facts that would make the information provided to Petrie Partners incomplete, inaccurate or misleading in any material respect. With respect to projected financial and operating data, Petrie Partners assumed, upon the advice of Extraction, that such data was reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management and staff of Extraction relating to the future financial and operational performance of Extraction, Bonanza Creek and Crestone Peak. Petrie Partners expressed no view as to any projected financial and operating data relating to Extraction, Bonanza Creek or Crestone Peak or the assumptions on which they were based.

With respect to the estimates of oil and gas reserves, Petrie Partners assumed, upon the advice of Extraction, that they have been reasonably prepared on bases reflecting the best available estimates and good faith judgments of the management and staff of Extraction, Bonanza Creek or Crestone Peak, as applicable, relating to the oil and gas properties of Extraction, Bonanza Creek and Crestone Peak, as applicable. Petrie Partners expressed no view as to any reserve or potential resource data relating to Extraction, Bonanza Creek or Crestone Peak or the assumptions on which they were based.

Petrie Partners did not make an independent evaluation or appraisal of the assets or liabilities of Extraction, Bonanza Creek or Crestone Peak, nor, except for the estimates of oil and gas reserves referred to above, was Petrie Partners furnished with any such evaluations or appraisals, nor did Petrie Partners evaluate the solvency or fair value of Extraction, Bonanza Creek or Crestone Peak under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Petrie Partners did not assume any obligation to conduct, nor did Petrie Partners conduct, any physical inspection of the properties or facilities of Extraction, Bonanza Creek or Crestone Peak.

For purposes of rendering its opinion, Petrie Partners assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Extraction merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Extraction merger agreement and that all conditions to consummation of the Extraction merger would be satisfied without material waiver or modification thereof. Petrie Partners also assumed for purposes of rendering its opinion, that (i) if the Crestone Peak merger is consummated, the representations and warranties of each party contained in the Crestone Peak merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Crestone Peak merger agreement and that all conditions to consummation of the Crestone Peak merger will be satisfied without material waiver or modification thereof and that the Crestone Peak merger is consummated in accordance with the Crestone merger agreement without any waiver or amendment thereof; and (ii) if the Crestone Peak merger is not consummated, that no termination fee or other amount in any form is paid or payable by Bonanza Creek to Crestone Peak in respect of the Crestone Peak merger agreement.

Petrie Partners also assumed, at the direction of Extraction, that the final executed Amendment and Crestone Peak merger agreement will not differ in any material respect from the draft Amendment and the draft Crestone Peak merger agreement reviewed by Petrie Partners. Petrie Partners further assumed, upon the advice of Extraction, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the transactions contemplated by (x) the Extraction merger agreement would be waived or obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Extraction or Bonanza Creek or on the consummation of the Extraction merger or that would materially reduce the benefits of the Extraction merger to Extraction or Bonanza Creek, and (y) the Crestone Peak merger agreement would be waived or obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Extraction, Bonanza Creek or Crestone Peak or on the consummation of the Extraction merger or the Crestone Peak merger or that would materially reduce the benefits of the Extraction merger or the Crestone Peak merger to Extraction, Bonanza Creek or Crestone Peak.

Petrie Partners’ opinion relates solely to the fairness, from a financial point of view, of the exchange ratio provided for and pursuant to the Extraction merger agreement to the holders of Extraction common stock. Petrie Partners did not express any view on, and its opinion did not address, the fairness of the proposed Extraction merger to, or any consideration received in connection therewith by, any creditors or other constituencies of Extraction, nor did Petrie Partners express an opinion as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Extraction or Bonanza Creek or, if the Crestone Peak merger were consummated, of Crestone Peak, or any class of such persons, whether relative to the exchange ratio or otherwise.

Petrie Partners assumed that any modification to the structure of the Extraction merger or the Crestone Peak merger would not vary in any material respect from what was assumed in its analysis. Petrie Partners’ advisory services and the opinion were provided for the information and benefit of the Extraction board in connection with its consideration of the transactions contemplated by the Extraction merger agreement, and Petrie Partners’ opinion does not constitute a recommendation to any holder of Extraction common stock as to how such holder should vote with respect to any of the transactions contemplated by the Extraction merger agreement.

The issuance of Petrie Partners’ opinion was approved by the Opinion Committee of Petrie Partners Securities, LLC. Petrie Partners’ opinion does not address the relative merits of the Extraction merger as compared to any alternative business transaction or strategic alternative that might have been available to Extraction, nor did it address the underlying business decision of Extraction to engage in the Extraction merger. Petrie Partners was not asked to consider, and its opinion did not address, the tax consequences of the Extraction merger to any particular stockholder of Extraction, Bonanza Creek or Crestone Peak, or the prices at which shares of Bonanza Creek common stock or Extraction common stock would actually trade at any time, including following the announcement of the Amendment or the Crestone Peak merger or consummation of the Extraction merger or the Crestone Peak merger. Petrie Partners did not render any legal, accounting, tax or regulatory advice and it was understood that Extraction relied on other advisors as to legal, accounting, tax and regulatory matters in connection with the Extraction merger and the Crestone Peak merger.

Petrie Partners acted as financial advisor to Extraction, and it received a fee from Extraction for its services upon the rendering of its opinion regardless of the conclusions expressed therein. A portion of the fee for Petrie Partners’ services was paid upon delivery of its opinion in connection with the execution of the Original Agreement. Extraction has also agreed to reimburse Petrie Partners’ expenses, and it will be entitled to receive a success fee if the Extraction merger is consummated and an additional success fee if the Crestone Peak merger is consummated. In addition, Extraction agreed to indemnify Petrie Partners for certain liabilities arising out of its engagement. During the two-year period prior to the date of Petrie Partners’ opinion, no material relationship existed between Petrie Partners and its affiliates and Bonanza Creek or Crestone Peak and their respective applicable affiliates pursuant to which Petrie Partners or any of its affiliates received compensation as a result of such relationship. During the two-year period prior to the date of the Petrie Partners’ opinion, Petrie Partners and its affiliates performed advisory services for Extraction and its affiliates and received customary compensation for such services. Additionally, Petrie Partners may provide financial or other services to Extraction, Bonanza Creek and Crestone Peak in the future and in connection with any such services it may receive customary compensation for such services.

Petrie Partners’ opinion was rendered on the basis of conditions in the securities markets and the oil and gas markets as they existed and could be evaluated on the date of the Petrie Partners’ opinion and the conditions and prospects, financial and otherwise, of Extraction, Bonanza Creek and Crestone Peak as they were represented to Petrie Partners as of the date the Petrie Partners’ opinion or as they were reflected in the materials and discussions described above. Subsequent developments may affect the Petrie Partners’ opinion and Petrie Partners does not have any obligation to update, revise or reaffirm this opinion.

Set forth below is a summary of the material financial analyses performed and reviewed by Petrie Partners with the Extraction board in connection with rendering its oral opinion on June 6, 2021 and the preparation of its written opinion letter dated June 6, 2021. In connection with arriving at its opinion, Petrie Partners considered all of its analyses as a whole, and the order of the analyses described and the results of these analyses do not represent any relative importance or particular weight given to these analyses by Petrie Partners. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data (including the closing prices for Extraction common stock) that existed on June 4, 2021, and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses performed by Petrie Partners. The tables alone do not constitute a complete description of the financial analyses performed by Petrie Partners. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Petrie Partners’ financial analyses.

Implied Reference Value Analyses

Petrie Partners performed a series of analyses to derive implied equity reference value ranges for each of Extraction, Bonanza Creek and Crestone Peak utilizing the methodologies described below, and then calculated (i) a range of implied exchange ratios utilizing the implied per share equity reference value ranges for Extraction and Bonanza Creek, and (ii) a range of implied pro forma equity ownership percentages utilizing the implied equity reference values for each of Extraction, Bonanza Creek and Crestone Peak, in each case as described below.

Discounted Cash Flow Analysis

Petrie Partners performed a discounted cash flow analysis based upon the after-tax net present value of Extraction’s, Bonanza Creek’s and Crestone Peak’s internal model database projected future cash flows using multiple commodity price and discount rate scenarios.

Petrie Partners evaluated four scenarios in which the principal variable was oil and gas prices. The four price case scenarios represent long-term potential future benchmark prices per barrel of oil and million British thermal units (“MMBtu”) of natural gas. Adjustments were made to these prices to reflect location and quality differentials.

One scenario was based on NYMEX five-year strip pricing as of June 4, 2021 for the calendar years 2021 through 2025, and escalated at 3% per year after 2026. Benchmark prices for the other three scenarios were based on $50, $60 and $70 per barrel of oil, respectively, and $2.50, $2.75 and $3 per MMBtu for gas, respectively, and were held constant.

Applying various after-tax discount rates ranging from 8% to 35%, depending on reserve category, development status and geographic location, to the cash flows of the proved developed and development reserve estimates and adjusting for the present value of future estimated general and administrative expenses, commodity derivatives, cash taxes, other assets and liabilities, 50% of the estimated synergies from the Extraction merger, in the case of each of Extraction and Bonanza Creek, and estimated long-term debt and estimated net working capital as of March 31, 2021, Petrie Partners determined the following implied equity reference value ranges of Extraction, Bonanza Creek and Crestone and pro forma for the combination of the three companies if the mergers are consummated.

	NYMEX Strip (June 4, 2021)		$50.00 Oil & $2.50 Gas		$60.00 Oil & $2.75 Gas		$70.00 Oil & $3.00 Gas
(in millions)	Low	High	Low	High	Low	High	Low	High
Extraction Equity Reference Value Range	$1,180	$1,345	$914	$1,036	$1,191	$1,355	$1,465	$1,671
Bonanza Creek Equity Reference Value Range	$1,320	$1,573	$984	$1,163	$1,327	$1,571	$1,652	$1,956
Crestone Peak Equity Reference Value Range	$835	$1,191	$505	$747	$869	$1,218	$1,229	$1,684
Pro Forma Reference Value Range	$3,336	$4,109	$2,402	$2,947	$3,387	$4,144	$4,345	$5,311

Petrie Partners then determined the following implied equity reference value ranges per share for each of Extraction and Bonanza Creek by dividing the implied equity reference values by the number of fully diluted shares, calculated using the treasury method. Using these implied equity reference value per share ranges, Petrie Partners calculated a range of implied exchange ratios by dividing the lowest implied per share equity value for Extraction by the highest implied per share equity value for Bonanza Creek, and vice versa.

	NYMEX Strip (June 4, 2021)		$50.00 Oil & $2.50 Gas		$60.00 Oil & $2.75 Gas		$70.00 Oil & $3.00 Gas
	Low	High	Low	High	Low	High	Low	High
Extraction Equity Reference Value Range ($ / Share)	$43.81	$49.94	$33.91	$38.46	$44.20	$50.31	$54.37	$62.01
Bonanza Creek Equity Reference Value Range ($ / Share)	$41.84	$49.84	$31.19	$36.87	$42.04	$49.75	$52.31	$61.96
Implied Exchange Ratio	0.8791	1.1935	0.9196	1.2328	0.8885	1.1967	0.8775	1.1853

Petrie Partners determined the following implied pro forma ownership percentage ranges of Extraction shareholders if the Extraction merger and the Crestone Peak merger are completed using the Extraction Equity Reference Value Ranges and the Pro Forma Combined Equity Reference Value Ranges referenced above, as compared to the 37.0% Extraction shareholder ownership implied by the exchange ratio.

	NYMEX Strip (June 4, 2021)		$50.00 Oil & $2.50 Gas		$60.00 Oil & $2.75 Gas		$70.00 Oil & $3.00 Gas
	Low	High	Low	High	Low	High	Low	High
Implied Extraction Pro Forma Ownership(1)	28.7%	40.3%	31.0%	43.1%	28.7%	40.0%	27.6%	38.5%

(1)	Implied ownership ranges calculated as the lowest Extraction Equity Reference Value Range divided by the highest Pro Forma Combined Equity Reference Value Range and vice versa.

Property Transaction Analysis

Petrie Partners performed a property transaction analysis. In connection with such analysis, Petrie Partners reviewed selected publicly available information for (i) 16 oil and gas transactions announced since January 1, 2015 that included assets in the DJ Basin and had a value greater than or equal to $50 million and (ii) 19 oil and gas transactions announced since January 1, 2017 that included assets in the Williston Basin and had a value greater than or equal to $50 million. Petrie Partners reviewed all transactions with publicly available information that it deemed to have certain characteristics similar to those of Extraction, Bonanza Creek and Crestone Peak.

DJ Basin Precedent Transactions

Date Announced	Buyer	Seller
11/26/19	Crestone Peak Resources LP	ConocoPhillips
04/17/18	Great Western Petroleum, LLC	Ward Energy Partners, LLC
02/27/18	Undisclosed Buyer	Extraction Oil & Gas, Inc.
12/05/17	Bill Barrett Corporation	Fifth Creek Energy Co. LLC
11/27/17	Verdad Oil & Gas Corp	Carrizo Oil & Gas, Inc.
11/08/17	SRC Energy Inc.	Noble Energy, Inc.
11/07/17	Extraction Oil & Gas, Inc.	HRM Resources II, Bison Oil & Gas Partners II LLC
09/30/17	Bayswater Exploration & Production LLC	SRC Energy Inc.
09/25/17	PDC Energy, Inc.	Bayswater Exploration & Production LLC
03/24/17	Extraction Oil & Gas, Inc.	Bison Oil & Gas Partners II LLC
01/12/17	Undisclosed Buyer	Synergy Resources Corp
12/12/16	Extraction Oil & Gas, Inc.	Bison Oil & Gas Partners II LLC, Undisclosed
08/02/16	Extraction Oil & Gas, Inc.	Bayswater Exploration & Production LLC
05/03/16	Synergy Resources Corp	Noble Energy, Inc.
10/08/15	CPPIB, The Broe Group	EnCana Corporation
09/15/15	Synergy Resources Corp	KP Kauffman Co Inc.

Williston Basin Precedent Transactions

Date Announced	Buyer	Seller
05/03/21	Oasis Petroleum Inc.	Diamondback Energy, Inc.
04/08/21	Enerplus Corporation	Hess Corporation
02/10/21	Grayson Mill Energy, LLC	Equinor ASA
01/25/21	Enerplus Corporation	Bruin E&P HoldCo, LLC
07/02/19	Undisclosed Buyer	Whiting Petroleum Corporation
04/22/19	Northern Oil & Gas, Inc.	Flywheel Bakken, LLC
07/31/18	Northern Oil & Gas, Inc.	W Energy Partners
07/18/18	Northern Oil & Gas, Inc.	Pivotal Petroleum Partners
07/12/18	PetroShale Inc.	Slawson Exploration Company Inc.
06/25/18	Riverbend Oil & Gas VII LLC	Oasis Petroleum Inc.
06/25/18	Whiting Petroleum Corporation	Oasis Petroleum Inc.
04/26/18	Northern Oil & Gas, Inc.	Salt Creek Oil & Gas, LLC
04/09/18	Vitesse Oil, LLC	Formation Energy LP
04/04/18	Petro-Hunt, LLC	SM Energy Company
10/23/17	Valorem Energy, LLC	Linn Energy, Inc.
09/20/17	Riverbend Oil & Gas VII LLC	Halcón Resources Corporation
08/15/17	RimRock Oil & Gas Williston, LLC	Whiting Petroleum Corporation
07/11/17	Bruin E&P HoldCo, LLC	Halcón Resources Corporation
03/31/17	Crescent Point Energy Corporation	Hess Corporation

Based on the multiples implied by these transactions, for Extraction, Petrie Partners applied multiples ranging from $10.00 – $12.00 per barrel of oil equivalent (“Boe”) of proved reserves and $25,000 – $30,000 per barrel of oil equivalent of production per day (“Boepd”) of current production to Extraction’s assets to determine an appropriate asset reference value range. Petrie Partners selected these multiples for Extraction based in part on geographic location, historical and estimated operating margins, historical and estimated growth, and its overall judgment of the current transaction market. Based on the application of the above transaction multiples, Petrie Partners calculated a composite asset reference value range of $1,700 million to $2,000 million. Petrie Partners then adjusted for the net present value of Extraction’s hedge position, net debt and net working capital, in each case as of March 31, 2021, to determine an implied equity reference value range of $1,326 million to $1,626 million and a per share implied equity reference value range of $49.22 to $60.34 for Extraction.

Based on the multiples implied by these transactions, for Bonanza Creek, Petrie Partners applied multiples ranging from $10.00 – $12.50 per Boe of proved reserves and $30,000 – $35,000 per Boepd of current production to Bonanza Creek’s assets to determine an appropriate asset reference value range. Petrie Partners selected these multiples for Bonanza Creek based in part on geographic location, historical and estimated operating margins, historical and estimated growth, and its overall judgment of the current transaction market. Based on the application of the above transaction multiples, Petrie Partners calculated a composite asset reference value range of $1,500 million to $1,800 million. Petrie Partners then adjusted for the net present value of Bonanza Creek’s hedge position, net debt and net working capital, in each case as of March 31, 2021, to determine an implied equity reference value range of $1,253 million to $1,552 million and a per share implied equity reference value range of $39.70 to $49.17 for Bonanza Creek.

Utilizing the implied per share equity reference value ranges derived for Extraction and Bonanza Creek described above, Petrie Partners calculated the following implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.0011x – 1.5198x	1.1711x

Based on the multiples implied by these transactions, for Crestone Peak, Petrie Partners applied multiples ranging from $8.00 – $10.00 per Boe of proved reserves and $35,000 – $40,000 per Boepd of current production to Crestone Peak’s assets. Petrie Partners selected these multiples for Crestone Peak based in part on geographic location, historical and estimated operating margins, historical and estimated growth, and its overall judgment of the current transaction market. Based on the application of the above transaction multiples, Petrie Partners calculated a composite asset reference value range of $1,600 million to $1,900 million. Petrie Partners then adjusted for the net present value of Crestone Peak’s hedge position, net debt and net working capital, in each case as of March 31, 2021, to determine an implied equity reference value range of $1,067 to $1,362 million for Crestone Peak.

Petrie Partners determined an implied pro forma equity reference value range for the combined companies of $3,646 million (which is the sum of the lowest implied equity reference value ranges of each of Extraction, Bonanza Creek and Crestone Peak) to $4,540 million (which is the sum of the highest implied equity reference value ranges of each of Extraction, Bonanza Creek and Crestone Peak) assuming the mergers are completed.

Petrie Partners then calculated a range of pro forma ownership percentages of Extraction shareholders if the Extraction merger and the Crestone Peak merger are completed by dividing the low implied equity reference value for Extraction by the highest implied pro forma equity reference value range for the combined companies and vice versa. Assuming the mergers are completed, Petrie Partners noted its analysis implied a pro forma equity ownership range of 29.2% to 44.6% of the combined company for Extraction shareholders, as compared to the 37.0% Extraction shareholder ownership implied by the exchange ratio.

Capital Market Comparison Analysis

Petrie Partners performed a capital market comparison analysis of Extraction, Bonanza Creek and Crestone Peak by reviewing the market values and trading multiples of the following publicly-traded companies that Petrie Partners deemed comparable to Extraction, Bonanza Creek and Crestone Peak, as applicable, based on size, location of assets and expected growth.

Extraction Peer Group	Bonanza Creek Peer Group	Crestone Peak Peer Group

PDC Energy, Inc.

Magnolia Oil & Gas Corporation

Whiting Petroleum Corporation

Centennial Resource Development, Inc.

Bonanza Creek Energy, Inc.

Laredo Petroleum, Inc.

Penn Virginia Corporation

Oasis Petroleum Inc.

Berry Petroleum Company, LLC

PDC Energy, Inc.

Magnolia Oil & Gas Corporation

Whiting Petroleum Corporation

Centennial Resource Development, Inc.

Extraction Oil & Gas, Inc.

Laredo Petroleum, Inc.

Penn Virginia Corporation

Oasis Petroleum Inc.

Berry Corporation

PDC Energy, Inc.

Whiting Petroleum Corporation

Centennial Resource Development, Inc.

Bonanza Creek Energy, Inc.

Extraction Oil & Gas, Inc.

Laredo Petroleum, Inc.

Penn Virginia Corporation

Oasis Petroleum Inc.

Berry Petroleum Company, LLC

Although the peer groups were compared to Extraction, Bonanza Creek and Crestone Peak, as applicable, for purposes of this analysis, no entity included in the capital market comparison analysis is identical to Extraction, Bonanza Creek or Crestone Peak because of differences between the business mixes and other characteristics of the peer groups, on the one hand, and Extraction, Bonanza Creek and Crestone Peak, as applicable, on the other hand. In evaluating the peer groups, Petrie Partners relied on publicly available filings and equity research analyst estimates. These estimates are based in part on judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Extraction, Bonanza Creek and Crestone Peak, such as the impact of competition on the businesses of Extraction, Bonanza Creek and Crestone Peak, as well as on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Extraction, Bonanza Creek or Crestone Peak, as applicable, or the industry or in the markets generally.

All peer group multiples were calculated using closing stock prices on June 4, 2021. Peer group estimates of discretionary cash flow, EBITDAX and production were based on publicly available research analyst consensus estimates as of June 4, 2021. Peer group reserves are as of December 31, 2020 as disclosed in publicly filed year-end annual reports on Form 10-K, adjusted for subsequently announced transactions. For each of the peer group entities, Petrie Partners calculated the following:

•	Equity Value/2021E Cash Flow, which is defined as each respective company’s common share price as of June 4, 2021 divided by that company’s estimated cash flow per share for the calendar year 2021;

•	Equity Value/2022E Cash Flow, which is defined as each respective company’s common share price as of June 4, 2021 divided by that company’s estimated cash flow per share for the calendar year 2022;

•

Enterprise Value/2021E EBITDAX, which is defined as market value of equity, plus debt and preferred stock, less cash (“enterprise value”), divided by estimated earnings before interest, taxes, depreciation, amortization and exploration (“EBITDAX”) for the calendar year 2021 (“2021E EBITDAX”);

•	Enterprise Value/2022E EBITDAX, which is defined as enterprise value divided by estimated EBITDAX for the calendar year 2022 (“2022E EBITDAX”);

•	Enterprise Value/Proved Reserves, which is defined as enterprise value divided by proved reserves as of December 31, 2020;

•	Enterprise Value/2021E Production, which is defined as enterprise value divided by projected average daily production for calendar year 2021 (“2021E Production”); and

•	Enterprise Value/2022E Production, which is defined as enterprise value divided by projected average daily production for calendar year 2022 (“2022E Production”).

The average and median trading multiples for the Extraction peer group are set forth below.

Measure	Average	Median
Equity Value/2021E Cash Flow	3.9x	3.9x
Equity Value/2022E Cash Flow	3.2x	3.3x
Enterprise Value/2021E EBITDAX	5.2x	5.1x
Enterprise Value/2022E EBITDAX	4.3x	4.1x
Enterprise Value/Proved Reserves ($/Boe)	$12.47	$10.06
Enterprise Value/2021E Production ($/Boepd)	$39,756	$37,078
Enterprise Value/2022E Production ($/Boepd)	$37,171	$34,599

Based upon its review of the peer group, Petrie Partners selected market value multiple ranges for Extraction of 3.0x – 3.5x for Equity Value/2021E Cash Flow and 2.5x – 3.5x for Equity Value/2022E Cash Flow, enterprise value multiple ranges of 4.0x – 4.5x for 2021E EBITDAX, 3.0x – 4.0x for 2022E EBITDAX, $9.50 – $11.50 per Boe of proved reserves, $25,000 – $30,000 per Boepd of 2021E Production and $25,000 – $30,000 per Boepd of 2022E Production.

The average and median trading multiples for the Bonanza Creek peer group are set forth below.

Measure	Average	Median
Equity Value/2021E Cash Flow	3.7x	3.6x
Equity Value/2022E Cash Flow	3.1x	3.2x
Enterprise Value/2021E EBITDAX	5.0x	4.9x
Enterprise Value/2022E EBITDAX	4.2x	4.0x
Enterprise Value/Proved Reserves ($/Boe)	$12.72	$10.49
Enterprise Value/2021E Production ($/Boepd)	$38,017	$34,240
Enterprise Value/2022E Production ($/Boepd)	$35,929	$33,710

Based upon its review of the peer group, Petrie Partners selected market value multiple ranges for Bonanza Creek of 3.5x – 4.0x for Equity Value/2021E Cash Flow and 3.0x – 4.0x for Equity Value/2022E Cash Flow, enterprise value multiple ranges of 4.0x – 5.0x for 2021E EBITDAX, 3.5x – 4.5x for 2022E EBITDAX, $10.00 – $12.00 per Boe of proved reserves, $30,000 – $40,000 per Boepd of 2021E Production and $30,000 – $35,000 per Boepd of 2022E Production.

From the implied enterprise value reference range for each metric, Petrie Partners determined a composite enterprise reference value range of $1,700 million to $1,950 million for Extraction and $1,400 million to $1,750 million for Bonanza Creek. Petrie Partners then adjusted for net debt and net working capital as of March 31, 2021, as applicable, to determine (a) with respect to Extraction, the (i) implied equity reference value range of $1,368 million to $1,618 million and (ii) implied per share equity reference value range of $50.77 to $60.05 and (b) with respect to Bonanza Creek, the (i) implied equity reference value range of $1,192 million to $1,542 million and (ii) implied per share equity reference value range of $37.76 to $48.83.

Utilizing the selected implied per share equity reference value ranges derived for Extraction and Bonanza Creek described above, Petrie Partners calculated the following implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.0396x – 1.5902x	1.1711x

The average and median trading multiples for the Crestone Peak peer group are set forth below.

Measure	Average	Median
Equity Value/2021E Cash Flow	3.7x	3.6x
Equity Value/2022E Cash Flow	3.0x	3.2x
Enterprise Value/2021E EBITDAX	4.9x	4.9x
Enterprise Value/2022E EBITDAX	4.1x	4.0x
Enterprise Value/Proved Reserves ($/Boe)	$9.94	$10.06
Enterprise Value/2021E Production ($/Boepd)	$35,940	$34,240
Enterprise Value/2022E Production ($/Boepd)	$33,972	$33,710

Based upon its review of the peer group, Petrie Partners selected market value multiple ranges for Crestone Peak of 3.0x – 3.5x for Equity Value/2021E Cash Flow and 2.5x – 3.5x for Equity Value/2022E Cash Flow, enterprise value multiple ranges of 4.0x – 5.0x for 2021E EBITDAX, 3.5x – 4.0x for 2022E EBITDAX, $9.00 – $11.00 per Boe of proved reserves, $35,000 – $40,000 per Boepd of 2021E Production and $30,000 – $35,000 per Boepd of 2022E Production.

From the implied enterprise value reference range for each metric, Petrie Partners determined a composite enterprise reference value range of $1,500 million to $1,800 million for Crestone Peak. Petrie Partners then adjusted for net debt and working capital as of March 31, 2021, to determine with respect to Crestone Peak, an implied equity reference value range of $1,094 million to $1,394 million.

Petrie Partners determined an implied equity reference value range of $3,653 million (which is the sum of the lowest implied equity reference value ranges of each of Extraction, Bonanza Creek and Crestone Peak) to $4,553 million (which is the sum of the highest implied equity reference value ranges of each of Extraction, Bonanza Creek and Crestone Peak) of the total combined company assuming the mergers are completed.

Petrie Partners then calculated a range of pro forma ownership percentages of Extraction shareholders if the Extraction merger and the Crestone Peak merger are completed by dividing the low implied equity reference value for Extraction by the highest implied pro forma equity reference value range for the combined companies and vice versa. Assuming the mergers are completed, Petrie Partners noted its analysis implied a pro forma equity ownership range of 30.0% to 44.3% of the combined company for Extraction shareholders, as compared to the 37.0% Extraction shareholder ownership implied by the exchange ratio.

Corporate Transaction Analysis

Petrie Partners performed a corporate transaction analysis. In connection with such analysis, Petrie Partners reviewed 34 selected transactions with publicly available information for oil and gas corporate transactions announced between July 2011 and May 2021 in which the acquired or target company was an exploration and production company with oil and gas assets in the United States. In addition, for purposes of the corporate transaction analysis of Crestone Peak, Petrie Partners also reviewed the Extraction merger.

Precedent Transactions – Oil & Gas Corporate Transactions

Date Announced	Acquiring Company	Target Company
05/24/21	Cabot Oil & Gas Corporation	Cimarex Energy Co.
12/21/20	Diamondback Energy, Inc.	QEP Resources, Inc.
11/09/20	Bonanza Creek Energy, Inc.	HighPoint Resources Corporation
10/20/20	Pioneer Natural Resources Company	Parsley Energy, Inc.
10/13/20	ConocoPhillips	Concho Resources Inc.
09/28/20	Devon Energy Corporation	WPX Energy, Inc.
08/12/20	Southwestern Energy Company	Montage Resources Corporation
07/20/20	Chevron Corporation	Noble Energy, Inc.
10/14/19	Parsley Energy, Inc.	Jagged Peak Energy Inc.
10/01/19	Citizen Energy Operating, LLC	Roan Resources, Inc.
08/26/19	PDC Energy, Inc.	SRC Energy Inc.
07/15/19	Callon Petroleum Company	Carrizo Oil & Gas, Inc.
05/06/19	Midstates Petroleum Company, Inc.	Amplify Energy Corp.
04/12/19	Occidental Petroleum Corporation	Anadarko Petroleum Corporation
11/19/18	Cimarex Energy Co.	Resolute Energy Corporation
11/01/18	Encana Corporation	Newfield Exploration Company
10/30/18	Chesapeake Energy Corporation	Wildhorse Resource Development Corporation
08/14/18	Diamondback Energy, Inc.	Energen Corporation
03/28/18	Concho Resources Inc.	RSP Permian, Inc.
06/19/17	EQT Corporation	Rice Energy Inc.
01/16/17	Noble Energy, Inc.	Clayton Williams Energy, Inc.
05/16/16	Range Resources Corporation	Memorial Resource Development Corp.
05/11/15	Noble Energy, Inc.	Rosetta Resources Inc.
09/29/14	Encana Corporation	Athlon Energy Inc.
07/13/14	Whiting Petroleum Corporation	Kodiak Oil & Gas Corp.
03/12/14	Energy XXI Gulf Coast, Inc.	EPL Oil and Gas, Inc.
04/30/13	Contango Oil and Gas Company	Crimson Exploration Inc.
02/21/13	Linn Energy, LLC	Berry Corporation (bry)
12/05/12	Freeport-McMoRan Copper & Gold Inc.	Plains Exploration & Production Company
12/05/12	Freeport-McMoRan Copper & Gold Inc.	McMoRan Exploration Co.
04/25/12	Halcón Resources Corporation	GeoResources, Inc.
01/16/12	Venoco Management	Denver Parent Corporation Venoco, Inc.
10/17/11	Statoil ASA	Brigham Exploration Company
07/15/11	BHP Billiton Limited	Petrohawk Energy Corporation

For each of the precedent corporate transactions, Petrie Partners calculated the following:

•

Purchase Price/Current Year Discretionary Cash Flow, which is defined as the total purchase price paid by the acquiring company for the equity of the target (“Purchase Price”), divided by discretionary cash flow for the calendar year in which the transaction occurred (“Current Year Discretionary Cash Flow”);

•

Purchase Price/Forward Year Discretionary Cash Flow, which is defined as the Purchase Price, divided by an estimate of discretionary cash flow for the calendar year following the year in which the transaction occurred (“Forward Year Discretionary Cash Flow”);

•

Total Investment/Current Year EBITDAX, which is defined as the total investment made by the acquiring company including purchase price of common equity plus the assumption of target company net indebtedness (“Total Investment”), divided by estimated EBITDAX for the calendar year in which the transaction occurred (“Current Year EBITDAX”);

•

Total Investment/Forward Year EBITDAX, which is defined as Total Investment divided by estimated EBITDAX for the calendar year following the year in which the transaction occurred (“Forward Year EBITDAX”);`

•

Total Investment/Reserves Strip Adjusted, which is defined as Total Investment divided by the estimated reserves, and adjusted to reflect current NYMEX 12-month strip pricing of $66.47 per Bbl and $3.08 per MMBtu as of June 4, 2021 as compared to the NYMEX 12-month strip pricing on the day on which the transaction was announced (“Reserves Strip Adjusted”); and

•

Total Investment/Production Strip Adjusted, which is defined as Total Investment divided by the estimated production, and adjusted to reflect current NYMEX 12-month strip pricing of $66.47 per Bbl and $3.08 per MMBtu as of June 4, 2021 as compared to the NYMEX 12-month strip pricing on the day on which the transaction was announced (“Production Strip Adjusted”).

Petrie Partners applied the relevant multiples to Extraction’s, Bonanza Creek’s and Crestone Peak’s respective estimated discretionary cash flow for calendar years 2021 and 2022, estimated hedged EBITDAX for calendar years 2021 and 2022, proved reserves as of December 31, 2020 and the latest current net production as of the end of the first quarter of 2021.

The average and median transaction multiples implied for each benchmark for the precedent transactions used in the Extraction and Bonanza Creek analyses are set forth below.

Measure	Select Transactions
	Average	Median
Purchase Price/Current Year Discretionary Cash Flow	5.0x	4.6x
Purchase Price/Forward Year Discretionary Cash Flow	4.0x	3.7x
Total Investment/Current Year EBITDAX	6.8x	6.2x
Total Investment/Forward Year EBITDAX	5.6x	5.2x
Total Investment/Reserves Strip Adjusted ($/Boe)	$19.73	$17.63
Total Investment/Production Strip Adjusted ($/Boepd)	$76,665	$62,986

Petrie Partners also evaluated the premiums paid in connection with the above corporate transactions based on the value of the per share consideration received in the transaction relative to the closing stock price of the target company one day, 30 days and 60 days prior to the announcement date of the relevant transaction. The average and median premiums paid for the precedent transactions used in the Extraction and Bonanza Creek analyses are set forth below.

Period	Select Transactions
	Average	Median
One day prior	24%	23%
30 days prior	26%	22%
60 days prior	27%	20%

Based upon its review of these transactions, Petrie Partners selected purchase price multiple ranges for Extraction of 3.0x – 3.5x to estimated Current Year Discretionary Cash Flow and 2.5x – 3.5x to estimated Forward Year Discretionary Cash Flow, transaction value multiple ranges of 4.0x – 4.5x to estimated Current Year EBITDAX, 3.5x – 4.0x to estimated Forward Year EBITDAX, $10.00 – $12.00 per Boe of proved reserves and $25,000 – $30,000 per Boepd of current production. Petrie Partners selected these multiples for Extraction based in part on geographic location, historical and estimated operating margins, historical and estimated growth, and its overall judgment of the current transaction market. Petrie Partners applied relevant premiums ranging from 0% to 20% to the one-day, 30-day and 60-day Extraction common stock closing prices as of June 4, 2021. Based on the application of the above transaction multiples and taking into account the premiums paid analysis, Petrie Partners determined a composite enterprise reference value range of $1,700 million to $2,000 million.

Petrie Partners then adjusted for net debt and net working capital, in each case as of March 31, 2021 to calculate an implied equity reference value range of $1,368 to $1,668 million and a per share implied equity reference value range of $50.77 to $61.90 for Extraction.

Based upon its review of these transactions, Petrie Partners selected purchase price multiple ranges for Bonanza Creek of 3.5x – 4.0x to estimated Current Year Discretionary Cash Flow and 3.0x – 4.0x to estimated Forward Year Discretionary Cash Flow, transaction value multiple ranges of 4.5x – 5.0x to estimated Current Year EBITDAX, 4.0x – 4.5x to estimated Forward Year EBITDAX, $10.00 – $12.00 per Boe of proved reserves and $30,000 – $40,000 per Boepd of current production. Petrie Partners selected these multiples for Bonanza Creek based in part on geographic location, historical and estimated operating margins, historical and estimated growth, and its overall judgment of the current transaction market. Petrie Partners applied relevant premiums ranging from 0% to 20% to the one-day, 30-day and 60-day Bonanza Creek common stock closing prices as of June 4, 2021. Based on the application of the above transaction multiples and taking into account the premiums paid analysis, Petrie Partners determined a composite enterprise reference value range of $1,500 million to $1,750 million. Petrie Partners then adjusted for net debt and net working capital, in each case as of March 31, 2021 determine an implied equity reference value range of $1,292 to $1,542 million and an implied per share equity reference value range of $40.92 to $48.83 for Bonanza Creek.

Utilizing the implied per share equity reference value ranges derived for Extraction and Bonanza Creek described above, Petrie Partners calculated the following implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.0396x – 1.5126x	1.1711x

The average and median transaction multiples implied for each benchmark for the precedent transactions used in the Crestone Peak analysis are set forth below.

Measure	Select Transactions
	Average	Median
Purchase Price/Current Year Discretionary Cash Flow	5.0x	4.6x
Purchase Price/Forward Year Discretionary Cash Flow	3.9x	3.7x
Total Investment/Current Year EBITDAX	6.7x	6.1x
Total Investment/Forward Year EBITDAX	5.6x	5.2x
Total Investment/Reserves Strip Adjusted ($/Boe)	$19.47	$16.31
Total Investment/Production Strip Adjusted ($/Boepd)	$75,062	$62,695

Petrie Partners also evaluated the premiums paid in connection with the above corporate transactions based on the value of the per share consideration received in the transaction relative to the closing stock price of the target company one day, 30 days and 60 days prior to the announcement date of the relevant transaction. The average and median premiums paid for the precedent transactions used in the Crestone Peak analysis are set forth below.

Period	Select Transactions
	Average	Median
One day prior	23%	22%
30 days prior	26%	20%
60 days prior	27%	21%

Based upon its review of these transactions, Petrie Partners selected purchase price multiple ranges for Crestone Peak of 3.5x – 4.0x to estimated Current Year Discretionary Cash Flow and 3.0x – 3.5x to estimated

Forward Year Discretionary Cash Flow, transaction value multiple ranges of 4.0x – 5.0x to estimated Current Year EBITDAX, 3.5x – 4.5x to estimated Forward Year EBITDAX, $9.00 – $11.00 per Boe of proved reserves and $30,000 – $40,000 per Boepd of current production. Petrie Partners selected these multiples for Crestone Peak based in part on geographic location, historical and estimated operating margins, historical and estimated growth, and its overall judgment of the current transaction market. Based on the application of the above transaction multiples, Petrie Partners determined a composite enterprise reference value range of $1,650 million to $1,950 million. Petrie Partners then adjusted for net debt and net working capital, in each case as of March 31, 2021 determine an implied equity reference value range of $1,244 to $1,544 for Crestone Peak.

Petrie Partners determined an implied pro forma equity reference value range for the combined companies of $3,903 million (which is the sum of the lowest implied equity reference value ranges of each of Extraction, Bonanza Creek and Crestone Peak) to $4,753 million (which is the sum of the highest implied equity reference value ranges of each of Extraction, Bonanza Creek and Crestone Peak) assuming the mergers are completed.

Petrie Partners then calculated a range of pro forma ownership percentages of Extraction shareholders if the Extraction merger and the Crestone Peak merger are completed by dividing the low implied equity reference value for Extraction by the highest implied pro forma equity reference value range for the combined companies and vice versa. Assuming the mergers are completed, Petrie Partners noted its analysis implied a pro forma equity ownership range of 28.8% to 42.7% of the combined company for Extraction shareholders, as compared to the 37.0% Extraction shareholder ownership implied by the exchange ratio.

Going Concern Analysis

Petrie Partners analyzed the potential standalone financial performances of Extraction, Bonanza Creek and Crestone Peak, without giving effect to the proposed mergers, for the nine months remaining in 2021 and fiscal years 2022-2024. This analysis was conducted using financial, operating and reserve projections provided by Extraction’s, Bonanza Creek’s and Crestone Peak’s respective managements and staffs and certain assumptions based on discussions with the managements of Extraction, Bonanza Creek and Crestone regarding Extraction’s, Bonanza Creek’s and Crestone Peak’s potential future operating and financial performance, respectively. The analysis was performed utilizing oil and gas pricing based on NYMEX strip pricing as of June 4, 2021. The analysis was performed under four separate oil and gas pricing scenarios. One scenario was based on NYMEX strip pricing as of June 4, 2021 for 2021 through 2024. Benchmark prices for the other three scenarios were based on $50.00, $60.00 and $70.00 per barrel of oil, respectively, and $2.50, $2.75 and $3.00 per MMBtu for gas, respectively and held flat.

For Extraction, Petrie Partners applied terminal EBITDAX multiples of 3.0x, 3.5x and 4.0x to estimated 2024 EBITDAX and assumed discount rates ranging from 11.0% to 13.0%. Petrie Partners then determined, based on these transactional multiples, an implied per share equity reference value range of $52.50 to $62.50 and an implied equity reference value range of $1,414 million to $1,684 million.

For Bonanza Creek, Petrie Partners applied terminal EBITDAX multiples of 3.5x, 4.0x and 4.5x to estimated 2024 EBITDAX and assumed discount rates ranging from 11.0% to 13.0%. Petrie Partners then determined, based on these transactional multiples, an implied per share equity reference value range of $45.00 to $52.50 and an implied equity reference value range of $1,420 million to $1,657 million.

Utilizing the selected implied per share equity reference value ranges derived for Extraction and Bonanza Creek described above, Petrie Partners calculated the following implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.0000x – 1.3889x	1.1711x

For Crestone Peak, Petrie Partners applied terminal EBITDAX multiples of 3.5x, 4.0x and 4.5x to estimated 2024 EBITDAX and assumed discount rates ranging from 12.0% to 14.0%. Petrie Partners then determined, based on these transactional multiples, an implied equity reference value range of $1,450 million to $1,750 million.

Petrie Partners determined an implied equity reference value range of $4,285 million (which is the sum of the lowest implied equity reference value ranges of each of Extraction, Bonanza Creek and Crestone Peak) to $5,091 million (which is the sum of the highest implied equity reference value ranges of each of Extraction, Bonanza Creek and Crestone Peak) of the total combined company assuming the mergers are completed.

Petrie Partners then calculated a range of pro forma ownership percentages of Extraction shareholders if the Extraction merger and the Crestone Peak merger are completed by dividing the low implied equity reference value for Extraction by the highest implied pro forma equity reference value range for the combined companies and vice versa. Assuming the mergers are completed, Petrie Partners noted its analysis implied a pro forma equity ownership range of 27.8% to 39.3% of the combined company for Extraction shareholders, as compared to the 37.0% Extraction shareholder ownership implied by the exchange ratio.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Petrie Partners. In connection with the review of the Extraction merger and the Crestone Peak merger by the Extraction board, Petrie Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Petrie Partners’ opinion. In arriving at its fairness determination, Petrie Partners considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Petrie Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Petrie Partners may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Petrie Partners with respect to the actual equity value of Extraction, Bonanza Creek or Crestone Peak. No company reviewed or considered in the above analyses for comparison purposes is directly comparable to Extraction, Bonanza Creek or Crestone Peak, and no transaction reviewed or considered is directly comparable to the Extraction merger or the Crestone Peak merger. Furthermore, Petrie Partners’ analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Extraction, Bonanza Creek or Crestone and their respective advisors.

Petrie Partners prepared these analyses solely for the purpose of providing an opinion to the Extraction board as to the fairness, from a financial point of view, of the exchange ratio provided for by the Extraction merger agreement to Extraction shareholders. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Petrie Partners’ analyses are inherently subject to substantial uncertainty, and Petrie Partners assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by Petrie Partners’ opinion committee.

The exchange ratio was determined through arm’s-length negotiations between Extraction and Bonanza Creek and was approved by the Extraction board. Petrie Partners provided advice to the Extraction board during these negotiations. Petrie Partners did not, however, recommend any specific equity ownership range to the Extraction board or that any specific equity ownership range constituted the only appropriate consideration for the Extraction merger or the Crestone Peak merger. Petrie Partners’ opinion to the Extraction board was one of many factors taken into consideration by the Extraction board in deciding to approve the Extraction merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Extraction board with respect to the exchange ratio or of whether the Extraction board would have been willing to agree to different consideration.

Under the terms of Petrie Partners’ engagement letter with Extraction, Petrie Partners provided Extraction financial advisory services and a fairness opinion in connection with the Extraction merger. Pursuant to the terms of its engagement letter, Extraction has agreed to pay Petrie Partners customary fees for its services in connection with its engagement, including a success fee that is payable to Petrie Partners if the Extraction merger is consummated, and an additional success fee if the Crestone Peak merger is consummated. A portion of Petrie Partners’ fee was paid upon the delivery of its opinion in connection with the Extraction board’s approval of the Original Agreement, and a portion of its fee was paid in connection with the delivery of its opinion in connection with the Extraction board’s approval of the Amendment. Petrie Partners would have earned the opinion fees, regardless of the conclusions regarding fairness expressed in the opinions. In addition, Extraction has agreed to reimburse Petrie Partners for its reasonable out-of-pocket expenses (including reasonable legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Petrie Partners and its affiliates and their respective directors, officers, employees, agents and controlling persons from and against certain liabilities and expenses potentially arising out of its engagement and any related transaction. During the two-year period prior to the date of Petrie Partners’ opinion, Petrie Partners and its affiliates performed advisory services for Extraction and its affiliates and received customary compensation for such services.

Extraction engaged Petrie Partners to act as financial advisor based on its qualifications, experience and reputation. Petrie Partners is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive sales processes, private placements and other purposes.

Interests of Certain Extraction Directors and Executive Officers in the Extraction Merger

In considering the recommendations of the Extraction board, Extraction stockholders should be aware that Extraction’s executive officers have interests in the merger, including financial interests, which may be different from, or in addition to, the interests of the other Extraction stockholders generally.

The members of the Extraction board were aware of and considered these interests, among other matters, in evaluating the Extraction merger agreement, in approving the Extraction merger agreement and in determining to recommend that Extraction stockholders approve the proposals presented at the Extraction special meeting.

Treatment of Extraction Equity Awards in the Extraction Merger

The Extraction merger agreement provides that each Extraction RSU Award will be assumed by Bonanza Creek and converted into a Converted RSU equal to the product of the number of Extraction common stock subject to the Extraction RSU Award immediately prior to the Extraction effective time multiplied by the exchange ratio, effective as of the Extraction effective time.

Effective as of the Extraction effective time, each Converted RSU shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Extraction RSU Award immediately prior to the Extraction effective time; provided that any Extraction RSU Award subject to performance-based vesting conditions shall continue to be measured pursuant to the same terms and conditions of the underlying Extraction RSU Award in effect as of immediately prior to the Extraction effective time; provided further that Extraction RSU Awards subject to performance-based vesting conditions held by certain Extraction Executives shall each provide that, in the event the Extraction Executive’s employment is terminated for death, disability, by Bonanza Creek for any reason other than for Cause (as defined in the applicable award agreement), or by the Extraction Executive for Good Reason (as defined in the applicable award agreement), in each case, on or within 12 months following the closing of the Extraction merger, the portion of such Extraction Executive’s Converted RSU award subject to performance-based vesting conditions shall, effective as of such Extraction Executive’s termination date, immediately vest in full based on deemed achievement of any applicable performance goals at the maximum level of performance. Further, effective as of immediately prior to the Extraction effective time, each Extraction DSU Award held by a member of the Extraction board who is not a designee of Extraction for appointment to the Bonanza Creek board as of the Extraction effective time shall immediately vest in full. Vested DSU Awards will only settle upon such member of the Extraction board’s separation from the Extraction board.

The table below sets forth, (i) for each executive officer of Extraction, the number of time-vested Extraction RSU Awards, and for each non-employee member of the Board, the Extraction DSU Awards, in each case, that are unvested as of the date of this filing, (ii) the number of such awards that are expected to be accelerated upon a qualifying termination of the Extraction executive officer within 12 months following the consummation of the Extraction merger, and (iii) the estimated value of the accelerated vesting of those awards (on a pre-tax basis) as a result of the Extraction merger. Such amounts have been calculated assuming the price of a share of the Extraction’s common stock is $47.24, which represents the average closing price of a share of the Extraction’s common stock over the first five business days following the first public announcement of the Extraction merger on May 10, 2021. The actual value of the acceleration of any Extraction RSU Awards (including any Extraction DSU Awards) cannot be determined with any certainty until the actual acceleration occurs.

	Number of Unvested Time-Vesting Shares Subject to Extraction RSU Awards (#)	Number of Unvested Performance- Vesting Shares Subject to Extraction RSU Awards at Target Achievement (#)	Number of Unvested Time-Vesting Shares Subject to Extraction RSU Awards to be Accelerated(1) (#)	Number of Unvested Performance - Vesting Shares Subject to Extraction RSU Awards to be Accelerated at Maximum Achievement(2) (#)	Total ($)
Extraction Executive Officer
Thomas B. Tyree	18,000	54,000	18,000	108,000	5,952,240
Matthew R. Owens	18,000	54,000	18,000	108,000	5,952,240
Marianella Foschi	14,100	42,300	14,100	84,600	4,662,588
Thomas Brock	12,750	38,250	12,750	76,500	4,216,170
Eric J. Christ	14,100	42,300	14,100	84,600	4,662,588

(1)

The vesting and settlement of the time-based Extraction RSU Awards do not accelerate in connection with the Extraction merger; however, the time-based Extraction RSU Awards (as converted to Converted RSUs) do accelerate upon the executive officer’s qualified termination of employment. For purposes of this table, we have assumed that the executive officer’s employment will be terminated immediately following the Extraction merger.

(2)

The vesting and settlement of the performance-based Extraction RSU Awards do not accelerate in connection with the Extraction merger; however, the performance-based Extraction RSU Awards (as converted to Converted RSUs) do accelerate upon the executive officer’s qualified termination of employment at maximum achievement levels if such termination occurs within 12 months following the closing of the Extraction merger. While Mr. Owens’ and Ms. Foschi’s employment is not expected to terminate immediately following the Closing of the Extraction merger, for purposes of this table, we have assumed that the employment of all executive officers will terminate immediately following the Extraction merger.

	Number of Unvested Shares Subject to Extraction DSU Awards (#)	Number of Unvested Shares Subject to Extraction DSU Awards to be Accelerated (#)(1)	Total ($)
Extraction Non-Employee Directors
Benjamin Dell	12,600	12,600	595,224
Carney Hawks	12,600	12,600	595,224
Carrie M. Fox	12,600	12,600	595,224
Howard A. Willard, III	12,600	12.600	595,224
Michael Wichterich	12,600	12,600	595,224
Morris Clark	12,600	12.600	595,224

(1)

The vesting and settlement of the Extraction DSU Awards do not accelerate in connection with the Extraction merger; however, the Extraction DSU Awards do accelerate upon the termination of service of the non-employee director. Of the unvested shares subject to the Extraction DSU Awards, which vest on a quarterly basis, 4,200 shares are expected to time-vest on July 20, 2021 and quarterly thereafter. While Messrs. Dell’s, Willard’s and Clark’s service as non-employee director is not expected to cease immediately following the consummation of the Extraction merger, for purposes of this table, we have assumed that all non-employee directors will terminate their service following the Extraction merger.

Extraction Named Executive Officer Severance Arrangements

In January 2021, Extraction entered into employment agreements with each of the Extraction Named Executive Officers. Under their respective employment agreements, each Named Executive Officer is entitled to certain severance benefits upon a qualifying termination of employment. The employment agreements include customary restrictive covenants, including those precluding the executives from soliciting employees or competing with us for a period of up to one year (six months for Ms. Foschi if such termination of employment is not within six months following a change in control) following termination of employment.

Under the terms of the employment agreements in effect as of January 2021, each Extraction Named Executive Officer is eligible to receive the severance benefits described immediately below.

Upon a termination due to death or disability, the executive would be entitled to (i) a lump sum severance payment equal to the applicable Extraction Named Executive Officer’s base salary on the date of termination and (ii) accelerated vesting of a prorated portion outstanding Extraction RSU Awards (provided that with respect to any performance-based vesting provisions, such prorated portion shall remain outstanding and be settled based on actual performance as provided under the terms of the applicable award agreement through the end of the performance period), with such prorated portion determined based on the number of days employed during the applicable vesting period.

Each Extraction Named Executive Officer would be entitled to receive the following severance benefits upon a termination by the executive for “good reason,” by Extraction for any reason other than death, disability or “cause” or due to the non-renewal of the term of the employment agreement by Extraction (each as defined in the employment agreement and each, a “Qualifying Termination”): (a) a lump sum severance payment equal to the sum of each Extraction Named Executive Officer’s annual base salary times a multiple (for Ms. Foschi 1.5; and for Messrs. Tyree and Owens, 2.0); (b) the time-based Extraction RSU Awards will become fully vested and a prorated portion of the performance-based awards will remain outstanding and vest based on actual performance through the end of the performance period; and (c) reimbursement for continued coverage under

Extraction’s group health plan for any COBRA period up to 18 months elected for the executive and the executive’s spouse and eligible dependents, equal to the difference between the amount such Extraction Named Executive Officer pays to effect COBRA coverage and the employee contribution amount that similarly situated active senior executive employees of Extraction pay for the same or similar coverage under such group health plans.

In addition, if such Qualifying Termination occurred within the 6-month period after a change in control of Extraction, the above entitlements would be modified as follows: (1) the respective multiple would increase to 2.0 for Ms. Foschi, and 3.0 for Messrs. Tyree and Owens; and (3) all of the outstanding time-based Extraction RSU Awards will vest in full and any performance-based Extraction RSU Awards will vest based on actual performance through the date on which the change in control occurs; provided, however, that if actual performance is not determinable through that date, performance-based Extraction RSU Awards will vest based on assumed achievement of target performance.

As discussed above, the Extraction merger agreement provides that, notwithstanding the terms of the existing Extraction RSU Awards and the Executive employment agreements to the contrary, if an Extraction Named Executive Officer is terminated for death, disability, by Bonanza Creek for any reason other than for Cause (as defined in the applicable award agreement), or by the Extraction Executive for Good Reason (as defined in the applicable award agreement), in each case, on or within 12 months following the closing of the Extraction merger, such Extraction Named Executive Officer’s performance-based Converted RSUs (as converted from Extraction RSU Awards) will immediately vest in full based on deemed achievement of any applicable performance goals at the maximum level of performance.

For an estimate of the amounts that would be payable to each of Extraction’s Named Executive Officer pursuant to their employment agreements assuming a qualifying termination of employment immediately following the Extraction merger, please see the section entitled “Quantification of Potential Payments and Benefits to Extraction’s Named Executive Officers in Connection with the Extraction Merger” below.

Quantification of Potential Payments and Benefits to Extraction’s Named Executive Officers in Connection with the Extraction Merger

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Extraction’s Named Executive Officers that is based on or otherwise relates to the Extraction merger and that will or may become payable to Extraction Named Executive Officers at the consummation of the Extraction merger or on a qualifying termination of employment immediately following the consummation of the Extraction merger, assuming (i) the closing of the Extraction merger occurs on July 8, 2021; (ii) each of the Extraction Named Executive Officers experiences a qualifying termination as of immediately following the closing date of the Extraction merger; (iii) the Extraction Named Executive Officers’ respective base salary rate and annual target bonus remain unchanged from those that were in effect as of the date of this filing; (iv) Extraction RSU Awards outstanding as of the date hereof do not otherwise vest prior to the completion of the merger; (v) for purposes of determining the value of Extraction RSU Awards, the value of a share of Extraction common stock is equal to approximately $47.24 in value; (vi) Extraction RSU Awards subject to performance vesting will vest at maximum performance levels, (vii) no Extraction Named Executive Officer receives any additional equity grants prior to completion of the merger; and (viii) each Extraction Named Executive Officer has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the payments and benefits. The Extraction Named Executive Officers are the individuals listed as such in Extraction’s most recent annual report for fiscal year ended December 31, 2020. For purposes of Extraction Named Executive Officer disclosures herein, references to Mark Erickson, Extraction’s former CEO who separated from service with Extraction in March 2020, have been omitted given that Extraction has no continuing compensation obligations to Mr. Erickson under any agreement or otherwise and Mr. Erickson will not receive any cash severance or benefits in connection with the Extraction merger. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the individuals below may materially differ from the amounts set forth below.

The payments described in the table below are made pursuant to the arrangements discussed in “— Potential Severance Payments in Connection with the Merger”.

Extraction Name Executive Officer	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Thomas B. Tyree	$1,500,000	5,952,240	$39,062	$7,491,302
Matthew R. Owens	$1,800,000	5,952,240	$39,062	$7,791,302
Marianella Foschi	$940,000	4,662,588	$12,770	$5,615,358

(1)

Amounts shown reflect the severance payments provided under each Extraction Named Executive Officer’s employment agreements as described in detail above. The base salary severance included in this column is considered to be a “double-trigger” payment, which means that both a change in control of Extraction, such as the merger, and a qualifying termination of employment must occur prior to any payment being provided to the Extraction Named Executive Officer. As described above in the section entitled “— Extraction Named Executive Officer Severance Arrangements,” the cash payments to Messrs. Tyree and Owens and Ms. Foschi consist of a lump-sum cash payment equal to their respective annual base salary times a multiple (for Ms. Foschi 2.0; and for Messrs. Tyree and Owens, 3.0).

(2)

Amounts shown reflect the value provided in respect of Extraction RSU Awards as more fully described above under “— Treatment of Extraction Equity Awards in the Extraction Merger”. The amounts in this column attributable to Extraction RSU Awards are considered to be “double-trigger,” which means that both a change in control of Extraction, such as the merger, and a qualifying termination of employment must occur prior to any payment being provided to the Extraction Named Executive Officer. The amounts attributable to the Extraction RSU Awards are set forth in the table below.

Extraction Named Executive Officer	Extraction RSU Award (Time-Based Vesting) (#)	Extraction RSU Award (Performance- Based Vesting at Maximum Achievement) (#)	Total (#)
Thomas B. Tyree	18,000	108,000	126,000
Matthew R. Owens	18,000	108,000	126,000
Marianella Foschi	14,100	84,600	98,700

(3)

Amounts shown reflects the total estimated COBRA premiums reimbursement amount for the difference between the amount each Extraction Named Executive Officer pays to effect COBRA coverage and the employee contribution amount that similarly situated active senior executive employees of Extraction pay for the same or similar coverage under such group health plans for a period of 18 months.

Indemnification and Insurance

Bonanza Creek and the Extraction surviving company have agreed to, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Bonanza Creek or Extraction, as applicable, immediately prior to May 9, 2021, each person who is now, or has been at any time prior to May 9, 2021 or who becomes, prior to the Extraction effective time, an officer, director of Bonanza Creek or Extraction or any of their respective subsidiaries or who acts as a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Bonanza Creek or Extraction, in each case, when acting in such capacity (whom are referred to herein as the “indemnified persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened proceeding to which such indemnified person is a party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was an officer or director of Bonanza Creek or Extraction or any of their respective subsidiaries, a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Bonanza Creek or Extraction or is or was serving at the request of Bonanza Creek, Extraction or any of their respective subsidiaries as an officer, director, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Extraction effective time and whether asserted or claimed prior to, but not after, the Extraction effective time (which liabilities are referred to herein as “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Extraction merger agreement or the transactions, in each case to the fullest extent permitted under applicable law (and Bonanza Creek and the Extraction surviving company will, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of Extraction’s regularly engaged legal counsel or other counsel satisfactory to Bonanza Creek and the Extraction surviving company, in advance of the final disposition of any such proceeding to each indemnified person to the fullest extent permitted under applicable law).

Until the six-year anniversary date of the Extraction effective time, neither Bonanza Creek nor the Extraction surviving company will amend, repeal or otherwise modify any provision in the organizational documents of the Extraction surviving company or its subsidiaries in any manner that would affect (or manage the Extraction surviving company or its subsidiaries, with the intent to or in a manner that would affect) adversely the rights of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Bonanza Creek and the Extraction surviving company and its subsidiaries will fulfill and honor any indemnification, expense advancement, or exculpation agreements between Bonanza Creek, Extraction or any of their respective subsidiaries and any of their respective officers, directors existing and in effect immediately prior to the Extraction effective time.

Bonanza Creek and the Extraction surviving company will cause to be put in place, and Bonanza Creek will fully prepay immediately prior to the Extraction effective time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the Extraction effective time (which is referred to herein as the “tail period”) from an insurance carrier with the same or better credit rating as Bonanza Creek’s or Extraction’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Bonanza Creek’s or Extraction’s existing policies, as applicable, subject to a premium cap, with respect to matters, acts or omissions existing or occurring at, prior to, or after the Extraction effective time.

Historical Compensation for Continuing Directors and Named Executive Officers

For historical compensation information required to be disclosed pursuant to Item 402 of Regulation S-K for each Extraction named executive officer or director that is expected to also continue providing services as part of the management team of the combined company, please see Extraction’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2021, which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for additional information.

It is expected that certain Extraction named executive officers will continue to be a part of the management team of the combined company; however, because the board of directors of the combined company must still elect the new management team, all current Extraction named executive officers are incorporated by reference from the Item 402 disclosures in Extraction’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020. As the members of the combined company’s board of directors have yet to be elected, all Extraction director compensation disclosures have also been incorporated by reference from Extraction’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 for each individual that provided services as a director to Extraction during the 2020 year.

Interests of Certain Bonanza Creek Directors and Executive Officers in the Mergers

Bonanza Creek stockholders should be aware that the executive officers and directors of Bonanza Creek have interests in the mergers that may be different from, or in addition to, the interests of Bonanza Creek stockholders generally. These interests include, but are not limited to, the treatment in the Extraction merger of the potential severance and change in control benefit rights relating to certain Bonanza Creek compensation programs, and ongoing indemnification and insurance coverage (which has been addressed separately in this document). The compensation-related interests are described in more detail below, and certain of them are quantified in the narrative and tabular disclosure included in the section entitled “— Quantification of Payments and Benefits to Bonanza Creek’s Named Executive Officers.” The members of the Bonanza Creek board were aware of and considered these interests, among other matters, in evaluating and negotiating the Extraction merger agreement, in approving the Extraction merger agreement and in determining to recommend that Bonanza Creek stockholders approve the Extraction share issuance proposal.

Severance and Change in Control Plans

Bonanza Creek sponsors the Sixth Amended and Restated Executive Change in Control and Severance Plan (the “Severance Plan”) and 2017 Long Term Incentive Plan (the “LTIP”) and together with the Severance Plan, the “Plans”). The Extraction merger agreement requires Bonanza Creek to deem the Extraction merger to trigger a “change in control” pursuant to each of the Plans. Bonanza Creek does not maintain any “single-trigger” change in control benefits (i.e., benefits payable solely upon the occurrent of the change in control, without an accompanying termination event) pursuant to the LTIP, therefore the mergers will not result in any automatic accelerated vesting of outstanding LTIP awards for Bonanza Creek directors or executive officers. The Severance Plan does not provide single-trigger change in control benefits to participants either, but deeming the Extraction merger to trigger the change in control definition pursuant to the Severance Plan will start the protection period for all applicable participants in the Severance Plan, including all current Bonanza Creek named executive officers, that could result in increased severance benefits upon subsequent qualifying termination events. The Severance Plan provides for certain severance payments and benefits upon a qualifying termination of a participant, generally defined as a termination without cause or the participant’s resignation for good reason, but the amount of those severance payments and benefits is increased in the event that the qualifying termination occurs within the twelve-month period following the change in control transaction (i.e., a “double-trigger” benefit). The enhanced Severance Plan payments and benefits include an increased multiplier for cash severance payments (based on salary and annual bonus awards), increased equity award acceleration percentages and greater continuing health and welfare benefits to the terminating participant. The multipliers and formulas differ by participant, and are noted for each individual named executive officer below the table that follows this section. At the time of the filing of this joint proxy statement/prospectus, only one Bonanza Creek named executive officer is expected to be terminated without cause in connection with the Extraction merger. However, as the management team is still subject to the election of the directors of the combined company’s board of directors, solely for purposes of these disclosures, Bonanza Creek has estimated the costs of the cash severance payments and equity award benefits that could be provided to each Bonanza Creek named executive officer that could be terminated without cause in connection with the Extraction merger.

Quantification of Payments and Benefits to Bonanza Creek’s Named Executive Officers

The information below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each Bonanza Creek “named executive officer” that is based on or otherwise relates to the merger transactions. Under applicable SEC rules, Bonanza Creek’s named executive officers for this purpose are required to consist of Bonanza Creek’s named executive officers for whom disclosure was required in Bonanza Creek’s most recent proxy statement filed with the SEC:

•	Eric T. Greager – President and Chief Executive Officer

•	Brant H. DeMuth – Executive Vice President and Chief Financial Officer

•	Cyrus “Skip” Marter – Executive Vice President, General Counsel and Secretary

•	Dean Tinsley – Senior Vice President, Operations

•	Sandra K. Garbiso – Vice President and Chief Accounting Officer

It is anticipated that out of the officers listed above, only Mr. DeMuth will actually incur a termination of employment without cause in connection with the Extraction merger. The Chief Financial Officer of the combined company is expected to be Marianella Foschi, the current Chief Financial Officer of Extraction.

Certain Assumptions

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. As a result, the actual amounts, if any, to be received by any Bonanza Creek named executive officer may differ in material respects from the amounts set forth below. Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	the effective time is estimated to be August 1, 2021;

•

each named executive officer remained engaged by Bonanza Creek until the estimated effective time of August 1, 2021, but each named executive officer was then terminated without cause in connection with the closing of the Extraction merger;

•

quantification of outstanding equity awards and applicable cash severance payments and benefits are calculated based on the outstanding equity awards held by each applicable named executive officer as of the estimated effective time, and the current salary, bonus and other compensation levels in effect as of the estimated effective time; and

•

the relevant price per share of Bonanza Creek common stock is $40.41, which is the average closing price per share of Bonanza Creek common stock as reported on the NYSE over the first five business days following the first public announcement of the Extraction merger transaction on May 10, 2021.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this joint proxy statement/prospectus. As a result, the golden parachute compensation, if any, to be received by a Bonanza Creek named executive officer may differ from the amounts set forth below. As noted above, all amounts reflected in the table are considered to be “double-trigger” benefits, as none of these payments or benefits would be made available to the individual unless he or she were to incur a qualifying termination within the twelve-month period following a change in control event pursuant to the Severance Plan.

Named Executive Officer	Cash Payments ($)(1)	Equity Acceleration ($)(2)	Continued Health and Medical ($)(3)	Total ($)
Eric T. Greager	2,696,974	7,612,220	57,336	10,366,530
Brant H. DeMuth	1,025,490	3,116,338	32,994	4,174,822
Cyrus “Skip” Marter	1,044,402	2,816,698	32,994	3,894,094
Dean Tinsley	1,009,212	2,486,205	32,994	3,528,411
Sandra K. Garbiso	490,537	1,721,345	21,996	2,233,878

1)

The cash payments reflected in this column reflect the following (with individual executive multipliers reflected further below): (a) cash payments equal to a multiple of the executive’s base salary as of the date of termination; (b) cash payments equal to a multiple of the greater of (i) the average of the annual bonuses received by the executive pursuant to Bonanza Creek’s annual bonus plan in the two calendar years prior to termination and (ii) such executive’s current target bonus amount, and (c) a pro-rata bonus for the 2021 calendar year, based on target opportunities. For all executives, the average bonus for the 2019 and 2020 years was greater than the target bonus for the 2021 year, resulting in amounts from clause (b) equaling the following: Greager, $632,341; DeMuth, $297,052; Marter, $315,964; Tinsley, $292,337 and Garbiso,

$246,074. The pro-rata 2021 bonuses for each executive were estimated as of August 1, 2021 to be equal to the following: Greager, $182,292; DeMuth, $98,437; Marter, $98,437; Tinsley, $96,875 and Garbiso,
$87,500. All other amounts in this column reflect the salary-based component of the cash payments, which are based on the individual multipliers listed below.
2)

Equity award values are based on the full acceleration value of all time-based restricted stock units and performance-based restricted stock units (based on target values) assumed to be held by each executive as of the estimated closing date. This assumption includes the fact that all regularly scheduled vesting events that would occur prior to August 1, 2021 do in fact occur, and therefore do not need to be included in the acceleration value. Values associated with the time-based restricted stock units for each executive are as follows: Greager, $4,009,709; DeMuth, $1,368,404; Marter, $906,477; Tinsley, $804,947 and Garbiso, $566,993. Values associated with the performance-based restricted stock units are as follows: Greager, $3,602,511; DeMuth, $1,747,935; Marter, $1,910,211; Tinsley, $1,681,258 and Garbiso, $1,154,352.

3)

Continued health and welfare values are estimated COBRA costs based on the executive’s current elections in applicable Bonanza Creek plans for the 2021 year, multiplied by the covered time period reflected below for each executive.

Cash severance multiples for base salary and bonus payments reflected above, and the applicable coverage period for continued health and welfare plans, are as follows:

Named Executive Officer	Base Salary Multiplier	Bonus Multiplier	Continued Health and Welfare Period
Eric T. Greager	2.5x	2x	24 months
Brant H. DeMuth	2x	1x	24 months
Cyrus “Skip” Marter	2x	1x	18 months
Dean Tinsley	2x	1x	18 months
Sandra K. Garbiso	1x	.5x	12 months

Historical Compensation for Bonanza Creek Continuing Directors and Named Executive Officers

For historical compensation information required to be disclosed pursuant to Item 402 of Regulation S-K for each Bonanza Creek named executive officer or director that is expected to also continue providing services as part of the management team of the combined company, please see the most recently filed Bonanza Creek Definitive Proxy Statement, which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for additional information.

As noted above, it is expected that all current Bonanza Creek named executive officers, other than the Chief Financial Officer, will continue to be a part of the management team of the combined company; however, because the board of directors of the combined company must still elect the new management team, all current Bonanza Creek named executive officers are incorporated by reference from the Item 402 disclosures in Bonanza Creek’s Definitive Proxy Statement. As the members of the combined company’s board of directors have yet to be elected, all Bonanza Creek director compensation disclosures have also been incorporated by reference from Bonanza Creek’s Definitive Proxy Statement for each individual that provided services as a director to Bonanza Creek during the 2020 year.

Board of Directors and Management of Bonanza Creek Following Completion of the Extraction Merger

Upon completion of the Extraction merger, Mr. Benjamin Dell, chairman of the Extraction board, will serve as chairman of the board of directors of the combined company, and Eric Greager will serve as President and Chief Executive Officer of the combined company. Subject to the board’s election, other senior leadership positions of the combined company are anticipated to be filled by: Cyrus “Skip” Marter, Executive Vice President, General Counsel and Secretary; Dean Tinsley, Senior Vice President, Operations; Sandra K. Garbiso, Vice President and Chief Accounting Officer; Marianella Foschi, Chief Financial Officer; Brian Cain, Vice President, Environmental, Social and Corporate Governance; and Matt Owens, Chief Operating Officer.

Additionally, the Extraction merger agreement provides that, as of the Extraction effective time, the new Bonanza Creek board will increase to eight members, (i) four of whom will be designated by Bonanza Creek, which designees shall consist of Eric Greager, the President and Chief Executive Officer of Bonanza Creek, and three independent directors who shall be acceptable to Extraction, who are expected to be, subject to election, who are expected to be, subject to election, Carrie L. Hudak, Brian Steck, and Jeffrey E. Wojahn, and (ii) four of whom will be designated by Extraction, each of whom shall be independent and acceptable to Bonanza Creek, and one of whom shall be the chairman of the board of directors of the combined company, who are expected to be, subject to election, Benjamin Dell as chairman of the board, Morris Clark, Carrie M. Fox and Howard A. Willard, III. For a description of the full board of the combined company following the completion of both mergers, see the section titled “The Crestone Peak Merger — Board of Directors and Management of Bonanza Creek Following Completion of the Crestone Peak Merger.”

Material U.S. Federal Income Tax Consequences of the Extraction Merger

The following is a general discussion of the material U.S. federal income tax consequences of the Extraction merger to U.S. holders (as defined below) of Extraction common stock that exchange their shares of Extraction common stock for shares of Bonanza Creek common stock (and cash in lieu of fractional shares of Bonanza Creek common stock, if any) pursuant to the Extraction merger. The following discussion is based upon the Code, Treasury regulations promulgated thereunder, judicial interpretations thereof and published rulings and other positions of the IRS and the U.S. Treasury Department, all as in effect on the date of this proxy statement/prospectus and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion addresses only those U.S. holders (as defined below) of Extraction common stock that hold their Extraction common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the U.S. federal income tax consequences of the Extraction merger and, in particular, does not address any tax consequences related to any transaction occurring in connection with the Extraction merger, the alternative minimum tax, the Medicare tax on net investment income or estate, gift or non-income tax, state, local or non-U.S. tax laws or any tax treaties. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of such holder’s individual circumstances or that may be applicable to a U.S. holder if such holder is subject to special treatment under the U.S. federal income tax laws, including if such holder is:

•	a bank, thrift, mutual fund, or other financial institution;

•	a tax-exempt organization or government organization;

•	retirement plans or other tax deferred accounts;

•	a real estate investment trust or real estate mortgage investment conduit;

•	a partnership, S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a regulated investment company or a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•

a holder of shares of Extraction common stock that received Extraction common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a holder of shares of Extraction common stock that has a functional currency other than the U.S. dollar;

•	a holder of shares of Extraction common stock that holds Extraction common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	corporations that accumulate earnings to avoid U.S. federal income tax; or

•	a former citizen or long-term resident of the United States.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares of Extraction common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Extraction common stock, the tax treatment of a partner in such partnership generally will depend on the status of such partner, the activities of the partnership and certain determinations made at the partner level. Any entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds shares of Extraction common stock, and any persons that, for U.S. federal income tax purposes, are treated as partners in such partnership, should consult their tax advisors with respect to the tax consequences of the Extraction merger in their specific circumstances.

THE TAX CONSEQUENCES OF THE EXTRACTION MERGER MAY BE COMPLEX AND WILL DEPEND ON HOLDERS’ SPECIFIC SITUATIONS AND FACTORS NOT WITHIN BONANZA CREEK’S OR EXTRACTION’S CONTROL. HOLDERS OF EXTRACTION COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE EXTRACTION MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF CHANGES IN SUCH LAWS.

Assuming that the Extraction merger is completed as currently contemplated in accordance with the Extraction merger agreement and documents referenced therein, without waiver or modification of any such terms or conditions, Bonanza Creek and Extraction intend for the Extraction merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Extraction to complete the Extraction merger is conditioned upon the receipt of an opinion from K&E, counsel to Extraction (or other legal counsel selected by Extraction and reasonably satisfactory to Bonanza Creek), in form and substance reasonably satisfactory to Extraction, to the effect that the Extraction merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code based upon the facts, representations, and assumptions set forth or referred to in such opinion. This condition is waivable, and Bonanza Creek and Extraction will undertake to recirculate and re-solicit if this condition is waived and the change in tax consequences is material.

This opinion will be based on certain customary factual assumptions and on the facts, representations and statements made by Bonanza Creek and Extraction, as well as certain covenants and undertakings of Bonanza Creek and Extraction. If any such assumptions, facts, representations, statements, covenants or undertakings is or becomes incorrect, incomplete, inaccurate or is violated, the validity of the opinion described above may be affected and the U.S. federal income tax consequences of the Extraction merger could differ materially from those described in this discussion. An opinion of counsel represents counsel’s best judgment but is not binding on the IRS or the courts. Bonanza Creek and Extraction have not requested and do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Extraction merger, and as a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. The following discussion assumes the Extraction merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Federal Income Tax Consequences of the Extraction Merger. Assuming that the Extraction merger is treated as described above, the material U.S. federal income tax consequences of the Extraction merger to U.S. holders of Extraction common stock are as follows:

•

except as discussed below in “— Cash Received in Lieu of a Fractional Share of Bonanza Creek Common Stock,” no gain or loss will be recognized by U.S. holders on the exchange of Extraction common stock for Bonanza Creek common stock pursuant to the Extraction merger;

•

the aggregate tax basis of the shares of Bonanza Creek common stock received pursuant to the Extraction merger (including any fractional share interests in Bonanza Creek common stock deemed received and exchanged for cash, as discussed below) will be equal to the aggregate adjusted tax basis of the Extraction common stock for which it is exchanged; and

•

the holding period of Bonanza Creek common stock received in exchange for shares of Extraction common stock (including any fractional share interests in Bonanza Creek common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the Extraction common stock for which it is exchanged.

If a U.S. holder of Extraction common stock acquired different blocks of Extraction common stock on different dates or at different prices, such U.S. holder’s basis and holding period in its shares of Bonanza Creek common stock may be determined separately with reference to each block of Extraction common stock. Any such U.S. holder should consult its tax advisors regarding the tax bases and/or holding periods of the particular shares of Bonanza Creek common stock received pursuant to the Extraction merger.

Cash Received in Lieu of a Fractional Share of Bonanza Creek Common Stock. A U.S. holder who receives cash instead of a fractional share of Bonanza Creek common stock generally will be treated as having received such fractional share pursuant to the Extraction merger, and then as having sold such fractional share for cash. Gain or loss generally will be recognized based on the difference between the amount of such cash received and the portion of the U.S. holder’s aggregate adjusted tax basis of its Extraction common stock surrendered that is allocable to the fractional share of Bonanza Creek common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period in the fractional share of Bonanza Creek common stock deemed to be received exceeds one year at the Extraction effective time. The deductibility of capital losses is subject to limitation.

Backup Withholding and Information Reporting. Information returns may be required to be filed with the IRS in connection with the Extraction merger. Further, the consideration payable to U.S. holders in connection with the Extraction merger may be subject to deduction or withholding as required under applicable law. A U.S. holder of Extraction common stock may be subject to U.S. backup withholding on any cash payments made pursuant to the Extraction merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with all of the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, if any, provided a U.S. holder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXTRACTION MERGER. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO A PARTICULAR U.S. HOLDER. HOLDERS OF EXTRACTION COMMON STOCK ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE EXTRACTION MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE

MINIMUM TAX AND ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF CHANGES IN SUCH LAWS.

Accounting Treatment of the Extraction Merger

Bonanza Creek and Extraction prepare their respective financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the Extraction merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill, if any. Bonanza Creek will be treated as the acquirer for accounting purposes.

Regulatory Approvals

Antitrust Clearance

The completion of the Extraction merger is subject to antitrust review in the United States. Under the HSR Act, and the rules promulgated thereunder, the Extraction merger cannot be completed until the parties to the Extraction merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated.

On May 21, 2021, Bonanza Creek and Extraction each filed a premerger notification and report form under the HSR Act. The waiting period with respect to the notification and report forms filed under the HSR Act is scheduled to expire at 11:59 p.m., Eastern Time, on June 21, 2021, unless otherwise extended or terminated early.

At any time before or after consummation of the Extraction merger, the FTC or the DOJ, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Extraction merger or seeking the divestiture of substantial assets of Bonanza Creek or Extraction or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

In connection with the Extraction share issuance proposal, Bonanza Creek has filed a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, with the SEC under the Securities Act that must be declared effective by the SEC and pursuant to which the issuance of shares of Bonanza Creek common stock issuable upon the Extraction effective time will be registered with the SEC.

New York Stock Exchange

In addition, the completion of the Extraction merger is subject to approval for listing of the shares of Bonanza Creek common stock issuable pursuant to the Extraction merger on the NYSE, subject to official notice of issuance.

Exchange of Shares

For information on the exchange of Extraction common stock for the Extraction merger consideration, please see the section entitled “The Extraction Merger Agreement —  Exchange and Payment Procedures.”

Treatment of Indebtedness

As of March 31, 2021, Bonanza Creek had zero outstanding on its BCEI RBL Credit Facility, and Extraction had $93.7 million principal amount of outstanding indebtedness, consisting of amounts outstanding under its XOG RBL Credit Facility. As of July 7, 2021, Bonanza Creek had approximately $199 million principal amount of outstanding indebtedness, consisting of amounts outstanding under its BCEI RBL Credit Facility and BCEI Senior Notes. Pursuant to the Extraction merger agreement, Extraction will prepay amounts outstanding under Extraction’s existing credit facility at the Extraction effective time, and Bonanza Creek and Extraction will use their respective reasonable best efforts to procure replacement financing in an amount sufficient for the combined company’s liquidity needs and in an amount of not less than $300 million.

For a description of Bonanza Creek’s and Extraction’s existing indebtedness, see Bonanza Creek’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed on May 3, 2021, and Extraction’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed on May 24, 2021, respectively, each of which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for additional information.

Treatment of Extraction Equity Awards in the Extraction Merger

The Extraction merger agreement provides that each Extraction RSU Award will be assumed by Bonanza Creek and converted into a Converted RSU equal to the product of the number of Extraction common stock subject to the Extraction RSU Award immediately prior to the Extraction effective time multiplied by the exchange ratio, effective as of the Extraction effective time.

Effective as of the Extraction effective time, each Converted RSU shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Extraction RSU Award immediately prior to the Extraction effective time; provided that any Extraction RSU Award subject to performance-based vesting conditions shall continue to be measured pursuant to the same terms and conditions of the underlying Extraction RSU Award in effect as of immediately prior to the Extraction effective time; provided further that Extraction RSU Awards subject to performance-based vesting conditions held by certain Extraction Executives shall each provide that, in the event the Extraction Executive’s employment is terminated for death, disability, by Bonanza Creek for any reason other than for Cause (as defined in the applicable award agreement), or by the Extraction Executive for Good Reason (as defined in the applicable award agreement), in each case, on or within 12 months following the closing of the Extraction merger, the portion of such Extraction Executive’s Converted RSU award subject to performance-based vesting conditions shall, effective as of such Extraction Executive’s termination date, immediately vest in full based on deemed achievement of any applicable performance goals at the maximum level of performance. Further, effective as of immediately prior to the Extraction effective time, each Extraction DSU Award held by a member of the Extraction board who is not a designee of Extraction for appointment to the Bonanza Creek board as of the Extraction effective time shall immediately vest in full.

Dividend Policy

The Bonanza Creek board has recently established an annual cash dividend of approximately $43 million, or $1.40 per share, to be declared and paid on a quarterly basis. The first fixed dividend was paid on June 30, 2021 to shareholders of record at the close of business on June 15, 2021.

Any future dividends will be at the discretion of the Bonanza Creek board and would depend on the combined company’s financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that the Bonanza Creek board considers relevant. The terms of the combined company’s debt agreements will contain restrictions on its ability to pay dividends. The terms of agreements governing debt that the combined company may incur in the future may also limit or prohibit dividend payments. Additionally, the right of Bonanza Creek stockholders to receive dividends and distributions upon liquidation will be subject to the satisfaction of any applicable preference granted to the holders of any Bonanza Creek preferred stock that may then be outstanding. Accordingly, Bonanza Creek cannot assure you that it will continue to pay dividends in the future.

For additional information on the treatment of dividends pursuant to the Extraction merger agreement, see “The Extraction Merger Agreement — Conduct of Business.”

Listing of Bonanza Creek Common Stock; Delisting and Deregistration of Extraction Common Stock

It is a condition to the consummation of the Extraction merger that the shares of Bonanza Creek common stock issuable pursuant to the Extraction merger be approved for listing on the NYSE, subject to official notice of issuance.

Shares of Extraction common stock currently trade on the NASDAQ under the stock symbol “XOG.” When the Extraction merger is completed, the Extraction common stock will cease to be traded on the NASDAQ and will be deregistered under the Exchange Act.

Upon consummation of the Extraction merger, Bonanza Creek’s name will be changed to “Civitas Resources, Inc.” and Bonanza’s stock symbol on the NYSE will be changed to “CIVI.”

Appraisal Rights and Dissenters’ Rights

Bonanza Creek

Bonanza Creek stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the issuance of shares of Bonanza Creek common stock as contemplated by the Extraction merger agreement.

Extraction

Extraction stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the Extraction merger under Extraction’s organizational documents or Delaware law.

Registration Rights of the Kimmeridge Fund

Concurrently with the execution and delivery of the Extraction merger agreement, Bonanza Creek and the Kimmeridge Fund, entered into the registration rights agreement, which shall become effective at the Extraction effective time. Pursuant to the terms of the registration rights agreement, among other things and subject to certain restrictions, Bonanza Creek will be required to file with the SEC a registration statement on Form S-3 registering for resale the shares of the Bonanza Creek common stock issuable to the Kimmeridge Fund upon consummation of the Extraction merger and to conduct one underwritten offering or facilitate one block trade upon the request of the Kimmeridge Fund. The registration rights agreement also provides the Kimmeridge Fund with customary piggyback registration rights. The registration rights agreement is attached to this joint proxy statement/prospectus as Annex D.

THE EXTRACTION MERGER AGREEMENT

The following describes the material provisions of the Extraction merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein, and certain exhibits thereto. The summary of the material provisions of the Extraction merger agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Extraction merger agreement. This summary does not purport to be complete and may not contain all of the information about the Extraction merger agreement that is important to you. Bonanza Creek and Extraction encourage you to read carefully the Extraction merger agreement in its entirety before making any investment or voting decisions as it is the principal legal document governing the business combination between Bonanza Creek and Extraction described in this joint proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the Extraction merger agreement. Neither Bonanza Creek nor Extraction intends that the Extraction merger agreement will be a source of business or operational information about Bonanza Creek or Extraction. Accordingly, the representations, warranties, covenants, and other agreements in the Extraction merger agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Bonanza Creek and Extraction make with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Extraction Merger Agreement

The Extraction merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the Extraction merger agreement. Bonanza Creek and Extraction are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about Bonanza Creek and Extraction contained in this joint proxy statement/prospectus or Bonanza Creek’s or Extraction’s public reports filed with the SEC may supplement, update, or modify the factual disclosures about Bonanza Creek or Extraction contained in the Extraction merger agreement and described in the summary. The representations, warranties, and covenants made in the Extraction merger agreement by Bonanza Creek and Extraction are qualified and subject to important limitations agreed to by Bonanza Creek and Extraction in connection with negotiating the terms of the Extraction merger agreement. In particular, in your review of the representations and warranties contained in the Extraction merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Extraction merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the Extraction merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from what is generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the Extraction merger agreement or otherwise publicly disclosed. The representations and warranties in the Extraction merger agreement will not survive the completion of the Extraction merger. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Extraction merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this joint proxy statement/prospectus. For the foregoing reasons, the representations, warranties, and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents attached to or incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Terms of the Extraction Merger; Extraction Merger Consideration

The Extraction merger agreement provides that, upon the terms and subject to the conditions set forth in the Extraction merger agreement, and in accordance with the applicable provisions of the DGCL, at the Extraction effective time, Raptor Eagle Merger Sub will merge with and into Extraction, with Extraction continuing its existence as the Extraction surviving company following the Extraction merger and continuing as a wholly owned subsidiary of Bonanza Creek.

At the Extraction effective time, each Extraction Eligible Share will be converted automatically at the Extraction effective time into the right to receive the Extraction merger consideration, consisting of 1.1711 shares of Bonanza Creek common stock, with cash paid in lieu of the issuance of fractional shares, if any, and in the event Bonanza Creek pays one or more Bonanza Creek quarterly dividends, each Extraction Eligible Share will have the right to receive a dividend equalization payment of Bonanza Creek common stock in an amount equal to the quotient of (x) the aggregate per share amount of any Bonanza Creek quarterly dividends declared or paid after the date of the Extraction merger agreement and with a record date prior to the Extraction effective time, multiplied by the exchange ratio, and divided by (y) the average trading price of Bonanza Creek common stock at the time of the payment of all such Bonanza Creek quarterly dividends, based on a volume-weighted average closing price of Bonanza Creek common stock over the five trading days immediately prior to the payment date of each Bonanza Creek quarterly dividend. The exchange ratio will be appropriately adjusted prior to the Extraction effective time to account for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of share or the like.

Bonanza Creek will not issue any fractional shares of Bonanza Creek common stock in connection with the Extraction merger. In lieu of any fractional shares of Bonanza Creek common stock to which an Extraction stockholder would otherwise have been entitled, each Extraction stockholder shall receive cash, without interest, in an amount equal to the product of (i) such fractional part of a share of Bonanza Creek common stock multiplied by (ii) the volume weighted average trading price of Bonanza Creek common stock on the NYSE, as reported by Bloomberg, L.P., for the five consecutive trading days immediately prior to the closing date.

Completion of the Extraction Merger

Unless the parties agree otherwise, the closing of the Extraction merger will take place on a date that is three business days after the satisfaction or, to the extent permitted by applicable law, waiver in accordance with the terms of the Extraction merger agreement of the last of the conditions to closing (other than any such conditions which by their nature cannot be satisfied until the date of closing, but subject to the satisfaction or waiver of such conditions at the closing of the Extraction merger).

As soon as practicable following the closing, a certificate of merger with respect to the Extraction merger, prepared and executed in accordance with the relevant provisions of the DGCL, will be filed with the Office of the Secretary of State of the State of Delaware. The Extraction merger will become effective upon the filing of the certificate of merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the parties agree upon in writing and shall specify in the certificate of merger.

Bonanza Creek and Extraction have targeted to complete the Extraction merger in the fall of fiscal year 2021, subject to the receipt of the required Bonanza Creek stockholder approval and Extraction stockholder approval, regulatory approvals, and the satisfaction or waiver of the other conditions to the Extraction merger, in each case, as set forth in the Extraction merger agreement (described below under “— Conditions to Completion of the Extraction Merger”).

Exchange and Payment Procedures

Prior to the Extraction effective time, Bonanza Creek will designate a commercial bank, trust company or transfer agent of the Extraction common stock or another firm that is mutually acceptable to Bonanza Creek and Extraction to act as the exchange agent (the “exchange agent”) in connection with the Extraction merger and to receive the Extraction merger consideration to which the Extraction stockholders are entitled pursuant to the Extraction merger agreement.

Promptly after the Extraction effective time, Bonanza Creek will deposit or cause to be deposited with the exchange agent, for the benefit of the holders of Extraction Eligible Shares, the number of shares of Bonanza Creek common stock issuable in respect of the Extraction Eligible Shares pursuant to the Extraction merger agreement. Bonanza Creek will also make available to the exchange agent, from time to time as needed, cash sufficient to pay any dividends or other distributions declared or made with respect to shares of Bonanza Creek common stock with a record date after the Extraction effective time (“Post-Effective Time Dividends”) and to make cash payments in lieu of issuing fractional shares upon the conversion of Extraction Eligible Shares into the Extraction merger consideration.

No interest shall be paid or accrue on any cash portion of the Extraction merger consideration payable upon surrender of any Extraction stock certificate (or affidavits of loss in lieu thereof) or Extraction book-entry shares.

Bonanza Creek, Extraction, the Extraction surviving company, the exchange agent, their respective affiliates and any other applicable withholding agent will be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to the Extraction merger agreement any amounts as may be required to be deducted and withheld with respect to such payment under applicable tax laws.

If any portion of the Extraction merger consideration deposited with the exchange agent is not claimed within 180 days following the Extraction effective time, such Extraction merger consideration will be delivered to Bonanza Creek, upon demand, and any former Extraction stockholders who have not theretofore received the Extraction merger consideration will thereafter look only to the Extraction surviving company and Bonanza Creek for payment of their claim for such amounts.

Certificates

As soon as practicable after the Extraction effective time, Bonanza Creek will cause the exchange agent to deliver to each record holder, as of immediately prior to the Extraction effective time, of an outstanding certificate or certificates that immediately prior to the Extraction effective time represented Extraction Eligible Shares, a notice advising such holders of the effectiveness of the Extraction merger and a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificates shall pass, only upon proper delivery of such certificates to the exchange agent, and which shall be in a customary form and agreed to by Bonanza Creek and Extraction prior to the Extraction effective time) and instructions for use in effecting the surrender of such certificates for payment of the Extraction merger consideration pursuant to the Extraction merger agreement.

Upon surrender to the exchange agent of a certificate that immediately prior to the Extraction effective time represented Extraction Eligible Shares, together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the exchange agent, the holder of such certificate shall be entitled to receive in exchange therefor (A) one or more shares of Bonanza Creek common stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Bonanza Creek common stock, if any, that such holder has the right to receive pursuant to the Extraction merger agreement (after taking into account all shares of Extraction common stock then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Bonanza Creek common stock and Post-Effective Time Dividends pursuant to the Extraction merger agreement.

If any Extraction stock certificate is lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen, or destroyed and, if required by the Extraction surviving company, the posting of an indemnity bond in such amount as the Extraction surviving company may direct as indemnity against any claim that may be made against the Extraction surviving company with respect to such Extraction stock certificate, the exchange agent shall issue in exchange for such lost, stolen or destroyed certificate the applicable Extraction merger consideration, cash payable in lieu of any fractional shares of Bonanza Creek common stock and Post-Effective Time Dividends pursuant to the Extraction merger agreement.

Non-DTC Book-Entry Shares

As soon as practicable after the Extraction effective time, Bonanza Creek shall cause the exchange agent to deliver to each record holder, as of immediately prior to the Extraction effective time, of Extraction Eligible Shares represented by book-entry and not held through the DTC (A) a notice advising such holders of the effectiveness of the Extraction merger, (B) a statement reflecting the number of shares of Bonanza Creek common stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Bonanza Creek common stock, if any, that such holder has the right to receive pursuant to the Extraction merger agreement (after taking into account all shares of Extraction common stock then held by such holder) and (C) a check in the amount equal to the cash payable in lieu of any fractional shares of Bonanza Creek common stock and Post-Effective Time Dividends pursuant to the Extraction merger agreement.

DTC Book-Entry Shares

With respect to book-entry shares held through the DTC, Bonanza Creek and Extraction shall cooperate to establish procedures with the exchange agent and the DTC to ensure that the exchange agent will transmit to the DTC or its nominees as soon as reasonably practicable on or after the closing date, upon surrender of Extraction Eligible Shares held of record by the DTC or its nominees in accordance with the DTC’s customary surrender procedures, the Extraction merger consideration (including cash to be paid in lieu of any fractional shares of Bonanza Creek common stock in accordance with the terms of the Extraction merger agreement, if any) and any unpaid Post-Effective Time Dividends, in each case, that the DTC has the right to receive pursuant to the Extraction merger agreement.

No interest shall be paid or accrue on any cash portion of the Extraction merger consideration payable upon surrender of any Extraction stock certificate (or affidavits of loss in lieu thereof) or Extraction book-entry shares.

Bonanza Creek, Extraction, the Extraction surviving company, the exchange agent, their respective affiliates and any other applicable withholding agent will be entitled to deduct and withhold from the Extraction merger consideration or other amounts otherwise payable pursuant to the Extraction merger agreement any amounts or securities as may be required to be deducted and withheld with respect to such payment under applicable tax laws. In the event withholding is taken in Bonanza Creek common stock, the relevant withholding agent will be treated as having sold such Bonanza Creek common stock on behalf of the applicable person for an amount of cash equal to the fair market value thereof at the time of such deemed sale and paid such cash proceeds to the relevant taxing authority.

Bonanza Creek Management and the Bonanza Creek Board Following the Extraction Merger

Upon completion of the Extraction merger, Eric Greager will remain in his role of Chief Executive Officer of Bonanza Creek. The other members of Bonanza Creek’s management team will be announced at or prior to the completion of the Extraction merger.

Additionally, pursuant to the Extraction merger agreement, the Bonanza Creek board will consist of eight directors as of the Extraction effective time, of whom (i) four directors will be designated by Bonanza Creek, which designees will consist of Eric Greager and three other directors determined to be independent by the Bonanza Creek board and acceptable to Extraction, and will be designated in writing by Bonanza Creek prior to the time at which this registration statement becomes effective under the Securities Act, and (ii) four directors will be designated by Extraction and one of such directors will be the chairman of the Bonanza Creek board (who will be Benjamin Dell), which designees shall be acceptable to Bonanza Creek and determined to be independent by the Bonanza Creek board, as will be designated in writing by Extraction prior to the time at which the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, becomes effective under the Securities Act. Prior to the Extraction effective time, Bonanza Creek shall take all actions necessary or appropriate to cause (i) the resignation of the directors serving on the Bonanza Creek board who are not Bonanza Creek designees, to become effective immediately prior to, but conditioned on, the Extraction effective time such that the Bonanza Creek board will consist of four directors as of immediately prior to the Extraction effective time, and (ii) the four Extraction designees to be appointed to the Bonanza Creek board as of the Extraction effective time to fill the vacancies caused by such resignations.

Representations and Warranties

Bonanza Creek and Extraction have each made representations and warranties to the other. Extraction’s representations and warranties relate to, among other topics, the following:

•	organization, good standing, and qualification to conduct business;

•	capitalization;

•	corporate authority to enter into the Extraction merger agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	SEC reports and financial statements and internal controls and procedures;

•	absence of certain changes or events;

•	absence of undisclosed material liabilities;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	compliance with applicable laws and permits;

•	compensation and employee benefits;

•	employment and labor matters;

•	tax matters;

•	litigation;

•	intellectual property;

•	real property, rights-of-way, reserve reports, oil and gas leases, and oil and gas interests;

•	environmental matters;

•	material contracts;

•	derivative transactions and hedging;

•	insurance;

•	receipt of the opinion of Extraction’s financial advisor;

•	absence of undisclosed brokers’ fees and expenses;

•	related party transactions;

•	certain regulatory matters;

•	inapplicability of state takeover statutes and anti-takeover laws;

•	tax treatment; and

•	absence of other representations and warranties.

Bonanza Creek’s representations and warranties relate to, among other topics, the following, as applicable:

•	organization, good standing, and qualification to conduct business;

•	capitalization;

•	corporate authority to enter into the Extraction merger agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	SEC reports and financial statements and internal controls and procedures;

•	absence of certain changes or events;

•	absence of undisclosed material liabilities;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	compliance with applicable laws and permits;

•	compensation and employee benefits;

•	employment and labor matters;

•	tax matters;

•	litigation;

•	intellectual property;

•	real property, rights-of-way, reserve reports, oil and gas leases, and oil and gas interests;

•	environmental matters;

•	material contracts;

•	derivative transactions and hedging;

•	insurance;

•	receipt of the opinion from Bonanza Creek’s financial advisor described in the section entitled “The Extraction Merger — Opinion of Bonanza Creek’s Financial Advisor”;

•	absence of undisclosed brokers’ fees and expenses;

•	related party transactions;

•	the conduct of Raptor Eagle Merger Sub since its formation;

•	certain regulatory matters;

•	tax treatment; and

•	absence of other representations and warranties.

Certain of the representations and warranties given by Bonanza Creek and Extraction, as applicable, are qualified as to “materiality” or “material adverse effect.” For purposes of the Extraction merger agreement, a “material adverse effect” with respect to a party means any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of Bonanza Creek or Extraction or its subsidiaries to consummate the Extraction merger and the transactions or (b) has, or would have, a material adverse effect on the financial condition, business or results of operation of such party and its subsidiaries, taken as a whole; provided, however, that, in the case of clause (b) above, no effect (by itself or when taken together with any and all other effects) to the extent directly or indirectly resulting from, arising out of, attributable to or related to any of the following shall be deemed to be or constitute a “material adverse effect” or be taken into account when determining whether a “material adverse effect” has occurred or may, would or could occur: (1) general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally, (2) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market, (3) conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry), (4) political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism), (5) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters and weather conditions, (6) the announcement of the Extraction merger agreement or the pendency or consummation of the transactions (other than with respect to any representation or warranty that is intended to address the consequences resulting from the execution and delivery of the Extraction merger agreement or the announcement or consummation of the transactions), (7) the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is requested in writing by Bonanza Creek or expressly required by, the Extraction merger agreement, the public announcement of the Extraction merger agreement or the transactions (provided that this clause (7) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Extraction merger agreement or the consummation of the transactions), (8) changes in law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or interpretations thereof), or that result from any action taken for the purpose of complying with the foregoing, or (9) any changes in the share price or trading volume of such party’s stock or any failure by such party to meet any analysts’ estimates or expectations of such party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such party or any of its subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect); provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (1) through (5) and (9), disproportionately adversely affect Bonanza Creek or Extraction and their respective subsidiaries, as applicable, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “material adverse effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

Conduct of Business

Pursuant to the Extraction merger agreement, each of Bonanza Creek and Extraction has agreed to restrict the conduct of its respective business between May 9, 2021 and the earlier of the Extraction effective time and the termination of the Extraction merger agreement.

Conduct of Business by Extraction and its Subsidiaries

In general, except as previously disclosed to Bonanza Creek, expressly permitted or required by the Extraction merger agreement or applicable law (including any COVID-19 measures), or as otherwise consented to in writing by Bonanza Creek (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Extraction effective time and the termination of the Extraction merger agreement, Extraction has agreed to, and to cause each of its subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and employees and (iii) preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

In addition, except as previously disclosed to Bonanza Creek, expressly required by the Extraction merger agreement, applicable law, or otherwise consented to in writing by Bonanza Creek in writing (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Extraction effective time and the termination of the Extraction merger agreement, Extraction has agreed that it will not, and will cause its subsidiaries not to:

(i)    (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Extraction or its subsidiaries, except for dividends and distributions by a wholly owned subsidiary of Extraction to Extraction or another subsidiary of Extraction; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Extraction or any of its subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Extraction or any subsidiary of Extraction, except as required by the terms of any capital stock or equity interest existing and disclosed to Bonanza Creek as of May 9, 2021;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Extraction or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) issuances by a wholly owned subsidiary of Extraction of such subsidiary’s capital stock or other equity interests to Extraction or any other wholly owned subsidiary of Extraction; and (B) shares of capital stock issued as a dividend made in accordance with paragraph (i) above;

(iii)    amend or propose to amend Extraction’s organizational documents or amend or propose to amend the organizational documents of any of Extraction’s subsidiaries (other than ministerial changes);

(iv)    (A) merge, consolidate, combine or amalgamate with any person other than between wholly owned subsidiaries of Extraction or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than (1) acquisitions of inventory, equipment or other similar assets in the ordinary course of business or (2) pursuant to existing contracts disclosed to Bonanza Creek;

(v)    sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties; other than (A) pursuant to a “Company Contract” (as defined in the Extraction merger agreement) in effect on May 9, 2021 and disclosed to Bonanza Creek, (B) sales, leases, exchanges or dispositions for which the consideration is less than $1 million individually or $3 million in the aggregate, (C) among Extraction and its wholly owned subsidiaries or among wholly owned subsidiaries of Extraction, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of hydrocarbons in the ordinary course of business or (F) swaps of assets or property, which may include cash consideration, of up to $2 million in the aggregate for all such swap transactions;

(vi)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Extraction or any of its subsidiaries, other than such transactions among wholly owned subsidiaries of Extraction;

(vii)    change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Extraction and its subsidiaries, except as required by GAAP, COPAS or applicable law;

(viii)    make, change or revoke any material tax election, but excluding any election that must be made periodically and is made consistent with past practice, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any material closing agreement with respect to taxes, settle or compromise any material proceeding regarding any taxes, or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

(ix)    take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to take such action could prevent or impede the Extraction merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(x)    except as required pursuant to an existing Extraction benefit plan, or with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable law or as is provided to a newly hired employee as permitted under the Extraction merger agreement (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Extraction benefit plan, (C) grant or commit to grant any equity-based awards, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Extraction benefit plan which was not in existence as of May 9, 2021 (or any arrangement that would be an Extraction benefit plan if it had been in existence as of May 9, 2021), or amend or terminate any Extraction benefit plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire or terminate (other than for cause) any employee with an annualized base salary in excess of $125,000 (except as is reasonably necessary to replace any employee);

(xi)    recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xii)    (A) incur, create, assume, waive or release any indebtedness or guarantee any such indebtedness of another person; or (B) create any encumbrances on any property or assets of Extraction or any of its subsidiaries in connection with any indebtedness thereof, other than certain permitted encumbrances; provided, however, that the foregoing clause (B) will not restrict the incurrence of indebtedness under existing credit facilities or the creation of any encumbrances securing any indebtedness under such existing credit facilities, so long as borrowings under the Company Credit Facility (as defined in the Extraction merger agreement) do not exceed the amount disclosed to Bonanza Creek;

(xiii)    (A) enter into any contract that would be a contract if it were in effect on May 9, 2021 or (B) modify, amend, terminate or assign, or waive or assign any rights under, any contract (including the renewal of existing contract on substantially the same terms in the ordinary course of business consistent with past practice), subject to certain exceptions, in the ordinary course of business consistent with past practice;

(xiv)    cancel, modify or waive any debts or claims held by Extraction or any of its subsidiaries or waive any rights held by Extraction or any of its subsidiaries having a value in excess of $200,000 individually or $1 million in the aggregate;

(xv)     waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any proceeding (excluding any proceeding in respect of taxes) except solely for monetary payments of no more than $200,000 individually or $1 million in the aggregate, net of applicable insurance payments, recoveries or proceeds, on a basis that would not (A) prevent or materially delay consummation of the Extraction merger or the transactions and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Bonanza Creek or its subsidiaries or a finding or admission of a violation of law;

(xvi)    make or commit to make any capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in Extraction’s capital expenditure budget for such fiscal quarter as disclosed to Bonanza Creek, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1 million in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform for Extraction and its subsidiaries (provided that Extraction will notify Bonanza Creek of any such emergency expenditure as soon as reasonably practicable);

(xvii)    fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Extraction and its subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xx)    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Extraction merger set forth in the Extraction merger agreement to not be satisfied; or

(xxi)    agree or commit to take any action that is prohibited by the foregoing.

Conduct of Business by Bonanza Creek and its Subsidiaries

In general, except as previously disclosed to Extraction, expressly permitted or required by the Extraction merger agreement or applicable law (including any COVID-19 measures) or as otherwise consented to in writing by Extraction (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Extraction effective time and the termination of the Extraction merger agreement, Bonanza Creek has agreed to, and to cause each of its subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and employees and (iii) preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

In addition, except as previously disclosed to Extraction, expressly required by the Extraction merger agreement or applicable law or as otherwise consented to in writing by Extraction (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Extraction effective time and the termination of the Extraction merger agreement, Bonanza Creek has agreed that it will not, and will cause its subsidiaries not to:

(i)    (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Bonanza Creek or its subsidiaries, except (1) for dividends and distributions by a wholly owned subsidiary of Bonanza Creek to Bonanza Creek or another subsidiary of Bonanza Creek and (2) quarterly cash dividends of Bonanza Creek that do not exceed $0.35 per share of Bonanza Creek common stock per fiscal quarter, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Bonanza Creek or any of its subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Bonanza Creek or any subsidiary of Bonanza Creek, except as required by the terms of any capital stock or equity interest of a subsidiary or in respect of any equity awards outstanding as of May 9, 2021 or issued after May 9, 2021 in accordance with the terms of the Extraction merger agreement, in accordance with the terms of the Bonanza Creek equity plan and applicable award agreements;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Bonanza Creek or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Bonanza Creek common stock upon the vesting or lapse of any restrictions on any awards granted under the Bonanza Creek equity plan and outstanding on May 9, 2021 or issued in compliance with clause (D) below; (B) issuances by a wholly owned subsidiary of Bonanza Creek of such subsidiary’s capital stock or other equity interests to Bonanza Creek or any other wholly owned subsidiary of Bonanza Creek; (C) shares of capital stock issued as a dividend made in accordance with the Extraction merger agreement; and (D) issuances of Bonanza Creek common stock in connection with transactions consummated in compliance with the conduct of business covenant below relating to merging, consolidating, combining or amalgamating with other persons;

(iii)    amend or propose to amend Bonanza Creek’s organizational documents or amend or propose to amend the organizational documents of any subsidiary of Bonanza Creek (other than ministerial changes);

(iv)    (A) merge, consolidate, combine or amalgamate with any person other than between wholly owned subsidiaries of Bonanza Creek or, in connection with any acquisition permitted by clause (B), or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) acquisitions of inventory, equipment or other similar assets in the ordinary course of business or (2) pursuant to existing contracts disclosed to Extraction;

(v)    sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties; other than (A) pursuant to a “Parent Contract” (as defined in the Extraction merger agreement) in effect on May 9, 2021 and disclosed to Extraction, (B) sales, leases exchanges or dispositions for which the consideration is less than $1 million individually or $3 million in the aggregate, (C) among Bonanza Creek and its wholly owned subsidiaries or among wholly owned subsidiaries of Bonanza Creek, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of hydrocarbons in the ordinary course of business, or (F) swaps of assets or property, which may include cash consideration, of up to $2 million in the aggregate for all such swap transactions;

(vi)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Bonanza Creek or any of its subsidiaries, other than such transactions among wholly owned subsidiaries of Bonanza Creek;

(vii)    change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Bonanza Creek and its subsidiaries, except as required by GAAP or applicable law;

(viii)    make, change or revoke any material tax election, but excluding any election that must be made periodically and is made consistent with past practice, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any material closing agreement with respect to taxes, settle or compromise any material proceeding regarding any taxes or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

(ix)    take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to take such action could prevent or impede, the Extraction merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(x)    (A) incur, create, assume, waive or release any indebtedness or guarantee any such indebtedness of another person or (B) incur, create, assume, waive or release any encumbrances on any property or assets of Bonanza Creek or any of its subsidiaries in connection with any indebtedness thereof, other than certain permitted encumbrances; provided, however, that the foregoing will not restrict the incurrence of indebtedness under existing credit facilities or the creation of any encumbrances securing any such indebtedness under existing credit facilities, so long as borrowings under the Parent Credit Facility (as defined in the Extraction merger agreement) do not exceed the amount disclosed to Extraction;

(xi)    except as required pursuant to an existing Bonanza Creek benefit plan or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable law or as is provided to a newly hired employee as permitted under the Extraction merger agreement (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Bonanza Creek benefit plan, (C) grant or commit to grant any equity-based awards, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Bonanza Creek benefit plan which was not in existence as of May 9, 2021 (or any arrangement that would be a Bonanza Creek benefit plan if it had been in existence as of May 9, 2021), or amend or terminate any Bonanza Creek benefit plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire or terminate (other than for cause) any employee with an annualized base salary in excess of $125,000 (except as is reasonably necessary to replace any employee);

(xii)    recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xiii)    (A) enter into any contract that would be a Parent Contract if it were in effect on May 9, 2021, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Parent Contract (including the renewal of existing Parent Contracts on substantially the same terms in the ordinary course of business consistent with past practice), other than in each case, with respect to contracts involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Bonanza Creek or its subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) hydrocarbons in the ordinary course of business;

(xiv)    cancel, modify or waive any debts or claims held by Bonanza Creek or any of its subsidiaries or waive any rights held by Bonanza Creek or any of its subsidiaries having a value in excess of $200,000 individually or $1 million in the aggregate;

(xv)    waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle or compromise any proceedings (excluding any proceeding in respect of taxes) except solely for monetary payments of no more than $200,000 individually or $1 million in the aggregate, net of applicable insurance payments, recoveries or proceeds, on a basis that would not (A) prevent or materially delay consummation of the Extraction merger or the transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Bonanza Creek or its subsidiaries or a finding or admission of a violation of law;

(xvi)    make or commit to make any capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in Bonanza Creek’s capital expenditure budget for such fiscal quarter as disclosed to Extraction, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1 million in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Bonanza Creek and its subsidiaries (provided that Bonanza Creek will notify Extraction of any such emergency expenditure as soon as reasonably practicable);

(xvii)    fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Bonanza Creek and its subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii)    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Extraction merger set forth in the Extraction merger agreement to not be satisfied; or

(xix)    agree or commit to take any action that is prohibited by the foregoing.

Employee Matters

Pursuant to the Extraction merger agreement, each of Bonanza Creek and Extraction have agreed to the following arrangements with respect to the post-closing compensation and benefits of employees of Extraction or its subsidiaries who were employed by Extraction or any of its subsidiaries on the date of closing and who continue to be employed by Bonanza Creek or any of its subsidiaries on the date of closing (the “Extraction Employees”):

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Between May 9, 2021 and the Extraction effective time, Extraction and its subsidiaries will make their employees reasonably available to Bonanza Creek so that Bonanza Creek may interview such employees and evaluate their roles and responsibilities with Extraction and its subsidiaries, including with respect to potential promotions, transfers or job eliminations following the closing of the Extraction merger.

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For a period of twelve months following the Extraction effective time (the “Continuation Period”), Bonanza Creek will provide each employee of Bonanza Creek and its subsidiaries, including Extraction and its subsidiaries (collectively, the “Continuing Employees”) compensation and employee benefits (including severance payments and benefits) in a manner that neither favors nor disfavors (other than in an immaterial manner) such individual, in whole or in part, on the basis of whether such individual was an employee of Bonanza Creek or Extraction immediately prior to the Extraction effective time. This requirement will be deemed satisfied in the event Bonanza Creek should for the Continuation Period, either (i) provide compensation and employee benefits that are substantially comparable in the aggregate to the compensation and employee benefits to which the Continuing Employees were entitled immediately prior to the Extraction effective time, (ii) provide compensation and employee benefits to the Continuing Employees employed by Bonanza Creek immediately prior to the Extraction effective time at substantially the same level as applies to similarly-situated individuals employed by Extraction or (iii) provide compensation and employee benefits to the Continuing Employees employed by Extraction immediately prior to the Extraction effective time at substantially the same level as applies to similarly-situated individuals employed by Bonanza Creek.

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Prior to the Extraction effective time, the Bonanza Creek board and the Extraction board shall take such action as is necessary to provide that the transactions contemplated by the Extraction merger agreement are deemed to constitute a “Change in Control” or “Change of Control” for purposes of each scheduled benefit plan of Bonanza Creek and Extraction.

•

Bonanza Creek will, or will cause the Extraction surviving company and its subsidiaries to honor their obligations under all employment, severance, change in control, retention and other agreements, if any, between the Extraction or a subsidiary and an Extraction Employee, including certain scheduled Extraction benefit plans (provided that this will not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable agreements).

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The parties will, or will cause the Extraction surviving company and its subsidiaries to, use commercially reasonable efforts to credit the Extraction Employees for purposes of vesting, eligibility, severance and benefit accrual under the Bonanza Creek benefit plans (other than for any purposes with respect to any defined benefit plans, retiree medical benefits or disability benefits or to the extent it would result in a duplication of benefits or compensation for the same period of service) in which the Extraction Employees participate, for such Extraction Employee’s service with Extraction and its subsidiaries, as applicable, to the same extent and for the same purposes that such service was taken into account under a corresponding Extraction Employee benefit plan in effect immediately prior to the closing date, to the extent that such credit does not result in duplicate benefits.

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The parties will, or will cause the Extraction surviving company and its subsidiaries to, use commercially reasonable efforts to waive pre-existing condition limitations, eligibility requirements and waiting periods under the Bonanza Creek health benefit plans provided to Extraction Employees, and provide credit to Extraction Employees for the plan year in which the closing date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the closing date for which payment has been made, in each case to the extent permitted by the applicable insurance plan provider and only to the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Extraction employee benefit plan in effect immediately prior to the closing date.

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Upon advance written request by Bonanza Creek no later than three business days prior to the closing date, Extraction will cause Extraction and its subsidiaries to take all necessary and appropriate actions to cause each 401(k) plan to be terminated and all participants to cease participating under any such 401(k) plan, in each case, no later than the business day preceding the closing date.

Notwithstanding the foregoing, nothing in the Extraction merger agreement is intended to confer upon any individual the right to remain employed for any period of time or to restrict Bonanza Creek’s, the Extraction surviving company’s or any of their respective affiliates’ right to (i) terminate any individual’s employment at any time and for any reason, (ii) provide any person any right to employment or service with Bonanza Creek or any of its subsidiaries or any particular term or condition of employment or service, or (iii) terminate, revise or amend any of their respective employee benefit plans sponsored, maintained or contributed to by Extraction, Bonanza Creek or any of their respective affiliates.

Treatment of Extraction Equity Awards in the Extraction Merger

The Extraction merger agreement provides for the following treatment of Extraction equity awards granted under the Extraction equity plan:

Each Extraction RSU Award (including Extraction DSU Awards and restricted stock units subject to performance-based vesting conditions) that by its terms does not settle by reason of the occurrence of the closing will be assumed by Bonanza Creek and become a number of Converted RSUs equal to the product of the number of shares of Extraction common stock subject to the Extraction RSU Award immediately prior to the Extraction effective time multiplied by the exchange ratio, effective as of the Extraction effective time. As of the Extraction effective time, each Converted RSU shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Extraction RSU Award immediately prior to the Extraction effective time. However, any Extraction RSU Award subject to performance-based vesting conditions will continue to be measured pursuant to the same terms and conditions of the underlying Extraction RSU Award in effect as of immediately prior to the Extraction effective time. In addition, Converted RSU Awards subject to performance-based vesting conditions held by certain scheduled Extraction Executives will provide that, in the event such individual’s employment is terminated for death, disability, by Bonanza Creek for any reason other than for cause or by such individual for good reason, in each case, on or within twelve months following the closing date, the portion of such individual’s Converted RSU Award subject to performance-based vesting conditions shall, effective as of such individual’s termination date, immediately vest in full based on deemed achievement of any applicable performance goals at the maximum level of performance. Further, effective as of immediately prior to the Extraction effective time, each Extraction DSU Award held by a member of the Extraction board who is not a designee of Extraction for appointment to the Bonanza Creek board as of the Extraction effective time shall immediately vest in full.

Treatment of Extraction Warrants in the Extraction Merger

The Extraction warrants will be treated in accordance with the terms of the applicable warrant agreements. Prior to the Extraction effective time, Bonanza Creek and Extraction will (i) make all necessary and appropriate provisions to provide for the assumption by Bonanza Creek of the due and punctual performance of Extraction’s covenants under the Extraction warrant agreements and (ii) deliver a written instrument to the warrant agent under each warrant agreement providing that holders of each Extraction warrant have the right to acquire and receive, upon such warrant’s exercise, the number of shares of Bonanza Creek common stock that would have been issued or paid to a holder of the number of shares of Extraction common stock to which such warrant was exercisable immediately prior to the Extraction effective time.

No Solicitation; Changes in Recommendation

No Solicitation by Bonanza Creek

Bonanza Creek has agreed that, from and after May 9, 2021, Bonanza Creek and its officers and directors will, and will cause Bonanza Creek’s subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause the other representatives of Bonanza Creek and its subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a “Bonanza Creek competing proposal” (as defined below). Bonanza Creek was required to immediately terminate any physical and electronic data access related to any potential Bonanza Creek competing proposal previously granted to such person.

Bonanza Creek has also agreed that, from and after May 9, 2021, Bonanza Creek and its officers and directors will not, will cause Bonanza Creek’s subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other representatives of Bonanza Creek and its subsidiaries not to, directly or indirectly:

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initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Bonanza Creek competing proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of a Bonanza Creek competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Bonanza Creek competing proposal;

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furnish any information regarding Bonanza Creek or its subsidiaries, or access to the properties, assets or employees of Bonanza Creek or its subsidiaries, to any person in connection with or in response to any Bonanza Creek competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Bonanza Creek competing proposal;

•

enter into any letter of intent or agreement in principle, or other agreement providing for a Bonanza Creek competing proposal (other than certain confidentiality agreements, as described below under the section entitled “— No Solicitation; Changes in Recommendation — Bonanza Creek: No Solicitation Exceptions”); or

•	submit any Bonanza Creek competing proposal to the vote of the Bonanza Creek stockholders.

Notwithstanding the foregoing, Bonanza Creek or any of its representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Bonanza Creek superior proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its representatives of the restrictions described in this section “— No Solicitation; Changes in Recommendation” (without conveying, requesting or attempting to gather any other information except as otherwise permitted under Bonanza Creek’s non-solicitation covenants in the Extraction merger agreement).

From and after May 9, 2021, Bonanza Creek will promptly (and in any event within 24 hours) notify Extraction of the receipt by Bonanza Creek (either directly or indirectly) of any Bonanza Creek competing proposal or any expression of interest, inquiry, proposal or offer with respect to a Bonanza Creek competing proposal made on or after May 9, 2021 or any request for information or data relating to Bonanza Creek or any of its subsidiaries made by any person in connection with a Bonanza Creek competing proposal or any request for discussions or negotiations with Bonanza Creek or a representative of Bonanza Creek relating to a Bonanza Creek competing proposal (including the identity of such person), and Bonanza Creek will provide to Extraction promptly (and in any event within 24 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Bonanza Creek competing proposal made in writing provided to Bonanza Creek or any of its subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Bonanza Creek competing proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Bonanza Creek will keep Extraction reasonably informed, on a prompt basis (and in any event within 24 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and will promptly (and in any event within 24 hours) apprise Extraction of the status of any such discussions or negotiations and will provide to Extraction as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other written materials provided to Bonanza Creek or its representatives from any person. Bonanza Creek will notify Extraction if Bonanza Creek determines to begin providing information or to engage in discussions or negotiations concerning a Bonanza Creek competing proposal, prior to providing any such information or engaging in any such discussions or negotiations.

Definition of Bonanza Creek Competing Proposal

A “Bonanza Creek competing proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Bonanza Creek or any of its subsidiaries) involving directly or indirectly:

•

any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of Bonanza Creek or any of its subsidiaries (including capital stock of or ownership interests in any subsidiary) that generated 15% or more of Bonanza Creek’s and its subsidiaries’ assets (by fair market value), net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

•

any acquisition of beneficial ownership by any person or group of 15% or more of the outstanding shares of Bonanza Creek common stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the outstanding shares of Bonanza Creek common stock or any other securities entitled to vote on the election of directors; or

•

any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Bonanza Creek or any of its subsidiaries which is structured to permit any person or group to acquire beneficial ownership of at least 15% of Bonanza Creek’s and its subsidiaries’ assets or equity interests.

Bonanza Creek: No Solicitation Exceptions

Prior to, but not after, the time the Extraction share issuance proposal has been approved by the Bonanza Creek stockholders, Bonanza Creek and its representatives may engage in the second and third bullets in the second paragraph of the section above titled “— No Solicitation; Changes in Recommendation — No Solicitation by Bonanza Creek” with any person if Bonanza Creek receives a bona fide written Bonanza Creek competing proposal from such person and such Bonanza Creek competing proposal did not arise from a breach of the obligations described in “— No Solicitation; Changes in Recommendation — No Solicitation by Bonanza Creek”; provided, however, that:

•

no information that is prohibited from being furnished pursuant to the “no solicitation” obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by Bonanza Creek” may be furnished until Bonanza Creek receives an executed confidentiality agreement, subject to certain conditions, including that the terms of such confidentiality agreement are no less favorable to Bonanza Creek in the aggregate than the terms of the Confidentiality Agreement dated June 12, 2020 between Bonanza Creek and Extraction, as amended by the First Amendment to Confidentiality Agreement, dated April 16, 2021 (as amended, the “Confidentiality Agreement”) and that such confidentiality agreement does not contain provisions that prohibit Bonanza Creek from complying with the obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by Bonanza Creek”;

•

any such non-public information has previously been made available to, or is made available to, Extraction prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such person;

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prior to taking any such actions, the Bonanza Creek board determines in good faith, after consultation with Bonanza Creek’s financial advisors and outside legal counsel, that such Bonanza Creek competing proposal is, or would reasonably be expected to lead to, a Bonanza Creek superior proposal; and

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prior to taking any such actions, the Bonanza Creek board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Bonanza Creek board to the Bonanza Creek stockholders under applicable law.

No Solicitation by Extraction

Extraction has agreed that, from and after May 9, 2021, Extraction and its officers and directors will, and will cause Extraction’s subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause the other representatives of Extraction and its subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an “Extraction competing proposal” (as defined below).

Extraction has also agreed that, from and after May 9, 2021, Extraction and its officers and directors will not, and will cause Extraction’s subsidiaries and their respective officers and directors not to, and will use reasonable best efforts to cause the other representatives of Extraction and its subsidiaries not to, directly or indirectly:

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initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Extraction competing proposal;

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engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of an Extraction competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Extraction competing proposal;

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furnish any information regarding Extraction or its subsidiaries, or access to the properties, assets or employees of Extraction or its subsidiaries, to any person in connection with or in response to any

Extraction competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Extraction competing proposal;

•

enter into any letter of intent or agreement in principle, or other agreement providing for an Extraction competing proposal (other than certain confidentiality agreements, as described below under the section entitled “— No Solicitation; Changes in Recommendation — Extraction: No Solicitation Exceptions”); or

•	submit any Extraction competing proposal to the vote of the Extraction stockholders.

Notwithstanding the foregoing, Extraction or any of its representatives may, in response to an unsolicited inquiry or proposal from a third party, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes an “Extraction superior proposal” (as defined below) and inform a third party or its representatives of the restrictions described in this section “— No Solicitation; Changes in Recommendation” (without conveying, requesting or attempting to gather any other information except as specifically permitted under Extraction’s non-solicitation covenants in the Extraction merger agreement).

From and after May 9, 2021, Extraction will promptly (and in any event within 24 hours) notify Bonanza Creek of the receipt by Extraction (either directly or indirectly) of any Extraction competing proposal or any expression of interest, inquiry, proposal or offer with respect to an Extraction competing proposal made on or after May 9, 2021 or any request for information or data relating to Extraction or any of its subsidiaries made by any person in connection with an Extraction competing proposal or any request for discussions or negotiations with Extraction or a representative of Extraction relating to an Extraction competing proposal (including the identity of such person), and Extraction will provide to Bonanza Creek promptly (and in any event within 24 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to an Extraction competing proposal made in writing provided to Extraction or any of its subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to an Extraction competing proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Extraction will keep Bonanza Creek reasonably informed, on a prompt basis (and in any event within 24 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and will promptly (and in any event within 24 hours) apprise Bonanza Creek of the status of any such discussions and negotiations and will provide to Bonanza Creek as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other written materials provided to Extraction or its representatives from any person. Without limiting the foregoing, Extraction must notify Bonanza Creek if Extraction determines to begin providing information or to engage in discussions or negotiations concerning an Extraction competing proposal, prior to providing any such information or engaging in any such discussions or negotiations.

Definition of Extraction Competing Proposal

An “Extraction competing proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Bonanza Creek or any of its subsidiaries) involving directly or indirectly:

•

any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of Extraction or any of its subsidiaries (including capital stock of or ownership interests in any subsidiary) that generated 15% or more of Extraction’s and its subsidiaries’ assets (by fair market value), net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

•	any acquisition of beneficial ownership by any person or group of 15% or more of the outstanding shares of Extraction common stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the outstanding shares of Extraction common stock or any other securities entitled to vote on the election of directors; or

•

any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Extraction or any of its subsidiaries which is structured to permit any person or group to acquire beneficial ownership of at least 15% of Extraction’s and its subsidiaries’ assets or equity interests.

Extraction: No Solicitation Exceptions

Prior to, but not after, the time the Extraction merger proposal has been approved by the Extraction stockholders, Extraction and its representatives may engage in the second and third bullets in the second paragraph of the section above titled “— No Solicitation; Changes in Recommendation — No Solicitation by Extraction” with any person if Extraction receives a bona fide written Extraction competing proposal from such person and such Extraction competing proposal did not arise from a breach of the obligations described in “— No Solicitation; Changes in Recommendation — No Solicitation by Extraction”; provided, however, that:

•

no information that is prohibited from being furnished pursuant to the “no solicitation” obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by Extraction” may be furnished until Extraction receives an executed confidentiality agreement, subject to certain conditions, including that the terms of such confidentiality agreement are no less favorable to Extraction in the aggregate than the terms of the Confidentiality Agreement and that such confidentiality agreement does not contain provisions that prohibit Extraction from complying with the obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by Extraction”;

•

any such non-public information has previously been made available to, or is made available to, Bonanza Creek prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such person;

•

prior to taking any such actions, the Extraction board determines in good faith, after consultation with Extraction’s financial advisors and outside legal counsel, that such Extraction competing proposal is, or would reasonably be expected to lead to, an Extraction superior proposal; and

•

prior to taking any such actions, the Extraction board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Extraction board to the Extraction stockholders under applicable law.

Bonanza Creek: Restrictions on Change of Recommendation

Subject to certain exceptions described below, Bonanza Creek and its officers and directors will not, will cause its subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other representatives of Bonanza Creek and its subsidiaries not to, directly or indirectly:

•

withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Extraction, the Bonanza Creek board recommendation;

•	fail to include the Bonanza Creek board recommendation in this joint proxy statement/prospectus;

•

publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement relating to a Bonanza Creek competing proposal (other than certain confidentiality agreements, as described above under the section entitled “— No Solicitation; Changes in Recommendation — Bonanza Creek: No Solicitation Exceptions”) (a “Bonanza Creek alternative acquisition agreement”);

•

in the case of a Bonanza Creek competing proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Bonanza Creek common stock (other than by Extraction or an affiliate of Extraction), fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (i) three business days prior to the date of the Bonanza Creek special meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date of the Bonanza Creek special meeting) or (ii) 10 business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

•

if a Bonanza Creek competing proposal will have been publicly announced or disclosed (other than pursuant to the foregoing bullet), fail to publicly reaffirm the Bonanza Creek board recommendation on or prior to the earlier of (i) five business days after Extraction so requests in writing or (ii) three business days prior to the date of the Bonanza Creek special meeting (or promptly after announcement or disclosure of such Bonanza Creek competing proposal if announced or disclosed on or after the third business day prior to the date of the Bonanza Creek special meeting); or

•	cause or permit Bonanza Creek to enter into a Bonanza Creek alternative acquisition agreement.

We refer to the taking of any of the actions described in the bullets above as a “Bonanza Creek recommendation change.”

Extraction: Restrictions on Change of Recommendation

Subject to certain exceptions described below, Extraction and its officers and directors will not, will cause its subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other representatives of Extraction and its subsidiaries not to, directly or indirectly:

•

withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Bonanza Creek and Raptor Eagle Merger Sub, the Extraction board recommendation;

•	fail to include the Extraction board recommendation in this joint proxy statement/prospectus;

•	approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Extraction competing proposal;

•

publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than certain confidentiality agreements, as described above under the section entitled “— No Solicitation; Changes in Recommendation — Extraction: No Solicitation Exceptions”) relating to an Extraction competing proposal (an “Extraction alternative acquisition agreement”);

•

in the case of an Extraction competing proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Extraction common stock (other than by Bonanza Creek or an affiliate of Bonanza Creek), fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (i) three business days prior to the date of the Extraction special meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date of the Extraction special meeting) or (ii) 10 business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

•

if an Extraction competing proposal will have been publicly announced or disclosed (other than pursuant to the foregoing bullet), fail to publicly reaffirm the Extraction board recommendation on or prior to the earlier of (i) five business days after Bonanza Creek so requests in writing or (ii) three business days prior to the date of the Extraction special meeting (or promptly after announcement or disclosure of such Extraction competing proposal if announced or disclosed on or after the third business day prior to the date of the Extraction special meeting); or

•	cause or permit Extraction to enter into an Extraction alternative acquisition agreement.

We refer to the taking of any of the actions described in the bullets above as an “Extraction recommendation change.”

Bonanza Creek: Permitted Changes of Recommendation in Connection with Superior Proposals

Prior to, but not after, the time the share issuance proposal has been approved by the Bonanza Creek stockholders, in response to a bona fide written Bonanza Creek competing proposal from a third party that was not solicited at any time following the execution of the Extraction merger agreement and did not arise from a breach of the obligations set forth Bonanza Creek’s non-solicitation covenants, if the Bonanza Creek board so chooses, the Bonanza Creek board may effect a Bonanza Creek change of recommendation if:

•

the Bonanza Creek board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Bonanza Creek competing proposal is a Bonanza Creek superior proposal (as defined below);

•

the Bonanza Creek board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Bonanza Creek recommendation change in response to such Bonanza Creek superior proposal would be inconsistent with the fiduciary duties owed by the Bonanza Creek board to the Bonanza Creek stockholders under applicable law;

•

Bonanza Creek provides Extraction written notice of such proposed action and the basis therefore five business days in advance, which notice will set forth in writing that the Bonanza Creek board intends to consider whether to take such action and includes a copy of the available proposed Bonanza Creek competing proposal and any applicable transaction and financing documents;

•

after giving such notice and prior to effecting such Bonanza Creek recommendation change, Bonanza Creek negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Extraction (to the extent Extraction wishes to negotiate) to make such adjustments or revisions to the terms of the Extraction merger agreement as would permit the Bonanza Creek not to effect a Bonanza Creek recommendation change in response thereto; and

•

at the end of the five business day period, prior to taking action to effect a Bonanza Creek recommendation change, the Bonanza Creek board takes into account any adjustments or revisions to the terms of the Extraction merger agreement proposed by Extraction in writing and any other information offered by Extraction in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Bonanza Creek competing proposal remains a Bonanza Creek superior proposal and, after consultation with its outside legal counsel, that the failure to effect a Bonanza Creek recommendation change in response to such Bonanza Creek superior proposal would be inconsistent with the fiduciary duties owed by the Bonanza Creek board to the Bonanza Creek stockholders under applicable law, provided that in the event of any material changes regarding any Bonanza Creek superior proposal (it being understood that any amendment or modification to the economic terms of any such Bonanza Creek superior proposal will be deemed material), Bonanza Creek will be required to deliver a new written notice to Extraction and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two business days; provided, further, that any such new written notice will in no event shorten the original five business day notice period.

Definition of Bonanza Creek Superior Proposal

A “Bonanza Creek superior proposal” means a bona fide written proposal that is not solicited after May 9, 2021 and is made after May 9, 2021 by any person or group (other than Extraction or any of its affiliates) to acquire, directly or indirectly, (i) businesses or assets of Bonanza Creek or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that account for 80% or more of the fair market value of such assets or that generated 80% or more of Bonanza Creek’s and its subsidiaries’ net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, respectively, or (ii) more than 80% of the outstanding shares of Bonanza Creek common stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Bonanza Creek board, after consultation with Bonanza Creek’s financial advisors:

•

if consummated, would result in a transaction more favorable to Bonanza Creek stockholders from a financial point of view than the Extraction merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of the Extraction merger agreement offered by Extraction in response to such proposal or otherwise);

•

is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the Bonanza Creek board; and

•	for which, if applicable, financing is fully committed or determined in good faith to be available by the Bonanza Creek board.

Bonanza Creek: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to, but not after, the time the Extraction share issuance proposal has been approved by the Bonanza Creek stockholders, in response to a Bonanza Creek intervening event that occurs or arises after the execution of the Extraction merger agreement and that did not arise from or in connection with a breach of the Extraction merger agreement by Bonanza Creek, Bonanza Creek may, if the Bonanza Creek board so chooses, effect a Bonanza Creek change of recommendation; provided that such a Bonanza Creek recommendation change may not be made unless and until:

•	the Bonanza Creek board determines in good faith, after consultation with its financial advisors and outside legal counsel, that a Bonanza Creek intervening event (as defined below) has occurred;

•

the Bonanza Creek board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Bonanza Creek recommendation change in response to such Bonanza Creek intervening event would be inconsistent with the fiduciary duties owed by the Bonanza Creek board to the Bonanza Creek stockholders under applicable law;

•

Bonanza Creek provides Extraction written notice of such proposed action and the basis therefore five business days in advance, which notice will set forth in writing that the Bonanza Creek board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Bonanza Creek intervening event;

•

after giving such notice and prior to effecting such Bonanza Creek recommendation change, Bonanza Creek negotiates (and causes its officers, employees, financial advisors and outside legal counsel to negotiate) in good faith with Extraction (to the extent Extraction wishes to negotiate) to make such adjustments or revisions to the terms of the Extraction merger agreement as would permit the Bonanza Creek board not to effect a Bonanza Creek recommendation change in response thereto; and

•	at the end of the five business day period, prior to taking action to effect a Bonanza Creek recommendation change, the Bonanza Creek board takes into account any adjustments or revisions to the terms of the Extraction merger agreement proposed by Extraction in writing and any other information offered by Extraction in response to the notice, and determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Bonanza Creek recommendation change in response to such Bonanza Creek intervening event would be inconsistent with the fiduciary duties owed by the Bonanza Creek board to the Bonanza Creek stockholders under applicable law, provided that in the event of any material changes regarding any Bonanza Creek intervening event, Bonanza Creek will be required to deliver a new written notice to Extraction and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two business days; provided, further, that any such new written notice will in no event shorten the original five business day notice period.

Definition of Bonanza Creek Intervening Event

A “Bonanza Creek intervening event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Bonanza Creek that occurs or arises after May 9, 2021 that was not known to or reasonably foreseeable by the Bonanza Creek board as of May 9, 2021 (or if known, the magnitude or material consequences of which were not known by the Bonanza Creek board as of May 9, 2021); provided, however, that in no event shall the receipt, existence or terms of a Bonanza Creek competing proposal or any matter relating thereto or of consequence thereof constitute a Bonanza Creek intervening event.

Extraction: Permitted Changes of Recommendation in Connection with Superior Proposals

Prior to, but not after, the time the Extraction merger proposal has been approved by the Extraction stockholders, in response to a bona fide written Extraction competing proposal from a third party that was not solicited at any time following the execution of the Extraction merger agreement and did not arise from a breach of the obligations set forth Extraction’s non-solicitation covenants, if the Extraction board so chooses, the Extraction board may effect an Extraction change of recommendation if:

•

the Extraction board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Extraction competing proposal is an Extraction superior proposal (as defined below);

•

the Extraction board determines in good faith, after consultation with its outside legal counsel, that the failure to effect an Extraction recommendation change in response to such Extraction superior proposal would be inconsistent with the fiduciary duties owed by the Extraction board to the Extraction stockholders under applicable law;

•

Extraction provides Bonanza Creek written notice of such proposed action and the basis therefore five business days in advance, which notice will set forth in writing that the Extraction board intends to consider whether to take such action and includes a copy of the available proposed Extraction competing proposal and any applicable transaction and financing documents;

•

after giving such notice and prior to effecting such Extraction recommendation change, Extraction negotiates (and causes its officers, employees, financial advisors and outside legal counsel to negotiate) in good faith with Bonanza Creek (to the extent Bonanza Creek wishes to negotiate) to make such adjustments or revisions to the terms of the Extraction merger agreement as would permit the Extraction board not to effect an Extraction recommendation change in response thereto; and

•

at the end of the five business day period, prior to taking action to effect an Extraction recommendation change, the Extraction board takes into account any adjustments or revisions to the terms of the Extraction merger agreement proposed by Bonanza Creek in writing and any other information offered by Bonanza Creek in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Extraction competing proposal remains an

Extraction superior proposal and, after consultation with its outside legal counsel, that the failure to effect an Extraction recommendation change in response to such Extraction superior proposal would be inconsistent with the fiduciary duties owed by the Extraction board to the Extraction stockholders under applicable law, provided that in the event of any material changes regarding any Extraction superior proposal (it being understood that any amendment or modification to the economic terms of any such Extraction superior proposal will be deemed material), Extraction will be required to deliver a new written notice to Bonanza Creek and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two business days; provided, further, that any such new written notice will in no event shorten the original five business day notice period.

Definition of Extraction Superior Proposal

An “Extraction superior proposal” means a bona fide written proposal that is not solicited after May 9, 2021 and is made after May 9, 2021 by any person or group (other than Bonanza Creek or any of its affiliates) to acquire, directly or indirectly, (i) businesses or assets of Extraction or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that account for 80% or more of the fair market value of such assets or that generated 80% or more of Extraction’s and its subsidiaries’ net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, respectively, or (ii) more than 80% of the aggregate outstanding shares of Extraction common stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Extraction board, after consultation with Extraction’s financial advisors:

•

if consummated, would result in a transaction more favorable to Extraction stockholders from a financial point of view than the Extraction merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of the Extraction merger agreement offered by Bonanza Creek in response to such proposal or otherwise);

•

is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the Extraction board; and

•	for which, if applicable, financing is fully committed or determined in good faith to be available by the Extraction board.

Extraction: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to, but not after, the time the Extraction merger proposal has been approved by the Extraction stockholders, in response to an Extraction intervening event that occurs or arises after the execution of the Extraction merger agreement and that did not arise from or in connection with a breach of the Extraction merger agreement by Extraction, Extraction may, if the Extraction board so chooses, effect an Extraction change of recommendation; provided that such an Extraction recommendation change may not be made unless and until:

•	the Extraction board determines in good faith, after consultation with its financial advisors and outside legal counsel, that an Extraction intervening event (as defined below) has occurred;

•

the Extraction board determines in good faith, after consultation with its outside legal counsel, that the failure to effect an Extraction recommendation change in response to such Extraction intervening event would be inconsistent with the fiduciary duties owed by the Extraction board to the Extraction stockholders under applicable law;

•

Extraction provides Bonanza Creek written notice of such proposed action and the basis therefore five business days in advance, which notice will set forth in writing that the Extraction board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Extraction intervening event;

•

after giving such notice and prior to effecting such Extraction recommendation change, Extraction negotiates (and causes its officers, employees, financial advisors and outside legal counsel to negotiate) in good faith with Bonanza Creek (to the extent Bonanza Creek wishes to negotiate) to make such adjustments or revisions to the terms of the Extraction merger agreement as would permit the Extraction board not to effect an Extraction recommendation change in response thereto; and

•

at the end of the five business day period, prior to taking action to effect an Extraction recommendation change, the Extraction board takes into account any adjustments or revisions to the terms of the Extraction merger agreement proposed by Bonanza Creek in writing and any other information offered by Bonanza Creek in response to the notice, and determines in good faith, after consultation with its outside legal counsel, that the failure to effect an Extraction recommendation change in response to such Extraction intervening event would be inconsistent with the fiduciary duties owed by the Extraction board to the Extraction stockholders under applicable law, provided that in the event of any material changes regarding any Extraction intervening event, Extraction will be required to deliver a new written notice to Bonanza Creek and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two business days; provided, further, that any such new written notice will in no event shorten the original five business day notice period.

Definition of Extraction Intervening Event

An “Extraction intervening event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Extraction that occurs or arises after May 9, 2021 that was not known to or reasonably foreseeable by the Extraction board as of May 9, 2021 (or if known, the magnitude or material consequences of which were not known by the Extraction board as of May 9, 2021); provided, however, that in no event shall the receipt, existence or terms of an Extraction competing proposal or any matter relating thereto or of consequence thereof constitute an Extraction intervening event.

Bonanza Creek: Confidentiality and Standstill Agreements

From May 9, 2021 and continuing until the earlier of the Extraction effective time and the termination of the Extraction merger agreement, Bonanza Creek has agreed not to (and it will cause its subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its subsidiaries is a party. However, prior to, but not after, the time the Extraction share issuance proposal has been approved by the Bonanza Creek stockholders, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Bonanza Creek board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Bonanza Creek competing proposal, on a confidential basis, to the Bonanza Creek board and communicate such waiver to the applicable third party. Bonanza Creek must advise Extraction at least two business days prior to taking such action.

Extraction: Confidentiality and Standstill Agreements

From May 9, 2021 and continuing until the earlier of the Extraction effective time and the termination of the Extraction merger agreement, Extraction has agreed not to (and it will cause its subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its subsidiaries is a party. However, prior to, but not after, the time the Extraction merger proposal has been approved by the Extraction stockholders, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Extraction board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make an Extraction competing proposal, on a confidential basis, to the Extraction board and communicate such waiver to the applicable third party. Extraction must advise Bonanza Creek at least two business days prior to taking such action.

Certain Permitted Disclosure

The Bonanza Creek board and the Extraction board may, after consultation with their respective outside legal counsels, make such disclosures as the Bonanza Creek board, the Extraction board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in this joint proxy statement/prospectus by applicable U.S. federal securities laws. However, if such disclosure has the effect of withdrawing or adversely modifying the recommendation of the Bonanza Creek board or the Extraction board, as applicable, such disclosure will be deemed a Bonanza Creek recommendation change or an Extraction recommendation change, as applicable, and the non-disclosing party will have the right to terminate the Extraction merger agreement as set forth below in the section entitled “— Termination of the Extraction Merger Agreement.”

Efforts to Close the Extraction Merger

The parties have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper, or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Extraction merger and the transactions and, subject to applicable law and as otherwise required by any governmental entity, shall keep each other apprised of the status of matters relating to the consummation of the Extraction merger and the transactions, including promptly furnishing the other party with copies of notices or other communications received from any third party or any governmental entity with respect to the Extraction merger and the transactions.

HSR and Other Regulatory Approvals

Bonanza Creek and Extraction have agreed to use their reasonable best efforts to take all actions or do all things necessary, proper or advisable to consummate and make effective the transactions, including (i) the prompt preparation and filing of all forms and other submissions required to be filed with any governmental entity prior to the consummation of the transactions, (ii) the satisfaction of the conditions to consummating the transactions, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any governmental entity required to be obtained or made by Bonanza Creek, Extraction or any of their respective subsidiaries in connection with or that are necessary to consummate the transactions, (iv) taking reasonable actions to defend any proceedings challenging the Extraction merger agreement or the consummation of the transactions, including seeking to have any stay or temporary restraining order entered by any governmental entity vacated or reversed and (v) the execution and delivery of any additional instruments necessary to consummate the transactions and to fully carry out the purposes of the Extraction merger agreement.

Bonanza Creek and Extraction shall also:

•

each keep the other apprised of the status of matters relating to the completion of the transactions and work cooperatively in connection with obtaining all required consents, clearances, authorizations, orders or approvals of, or any exemptions by, any governmental entity;

•

promptly consult with the other party with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or its counsel) copies of), all filings, notices or other submissions made by such party with any governmental entity or any other information supplied by such party to, or correspondence with, a governmental entity in connection with the Extraction merger agreement and the transactions;

•

promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any material communication from any governmental entity regarding the transactions;

•

permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication with any such governmental entity;

•

if either party or any representative thereof receives a request for additional information or documentary material from any governmental entity with respect to the transactions, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party, an appropriate response in substantial compliance with such request;

•

refrain from participating in any meeting or teleconference with any governmental entity where material issues would likely be discussed in connection with the Extraction merger agreement and the transactions unless it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate thereat;

•

furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such governmental entity with respect to the Extraction merger agreement and the transactions; and

•

furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings, notices or other submissions of information or documents to any such governmental entity; provided, however, that materials may be redacted (i) to remove references concerning the valuation of Extraction, Bonanza Creek, the transactions or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

Efforts to Hold the Bonanza Creek and Extraction Special Meetings

Bonanza Creek Special Meeting

Bonanza Creek has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Bonanza Creek to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Extraction share issuance proposal by Bonanza Creek stockholders, to be held as promptly as reasonably practicable after the clearance of this joint proxy statement/prospectus by the SEC and the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC. The Bonanza Creek special meeting described in this joint proxy is also contemplated to cover the matters described more fully in the section entitled “The Crestone Peak Merger Agreement — Efforts to Hold the Bonanza Creek Special Meeting; Crestone Peak Stockholder Consent — Bonanza Creek Special Meeting” beginning on page 222. Except as permitted in the Extraction merger agreement, the Bonanza Creek board must recommend that the Bonanza Creek stockholders vote in favor of the Extraction share issuance proposal at the Bonanza Creek special meeting and the Bonanza Creek board must solicit from Bonanza Creek stockholders proxies in favor of the Extraction share issuance proposal, and this joint proxy statement/prospectus is required to include such recommendation of the Bonanza Creek board.

Bonanza Creek (i) will be required to adjourn or postpone the Bonanza Creek special meeting to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to the Bonanza Creek stockholders or if, as of the time the Bonanza Creek special meeting is scheduled, there are insufficient shares of Bonanza Creek common stock represented (either virtually or by proxy) to constitute a quorum necessary to conduct business at the Bonanza Creek special meeting, and (ii) may adjourn or postpone the Bonanza Creek special meeting if, as of the time for which the Bonanza Creek special meeting is scheduled, there are insufficient shares of Bonanza Creek common stock represented (either virtually or by proxy) to obtain the approval of the Extraction share issuance proposal.

Notwithstanding the foregoing, the Bonanza Creek special meeting will not be adjourned or postponed to a date that is more than 15 business days after the date for which the Bonanza Creek special meeting was previously scheduled (though the Bonanza Creek special meeting shall be adjourned or postponed every time the circumstances described in (i) exist, and may be adjourned or postponed every time the circumstances described in (ii) exist) or to a date on or after December 1, 2021.

If requested by Extraction, Bonanza Creek will promptly provide all voting tabulation reports relating to the Bonanza Creek special meeting and will otherwise keep Extraction reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Bonanza Creek stockholders with respect thereto. Unless there has been a Bonanza Creek recommendation change, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Bonanza Creek stockholders or any other person to prevent the approval of the Extraction share issuance proposal by Bonanza Creek stockholders.

Once Bonanza Creek has established a record date for the Bonanza Creek special meeting, Bonanza Creek may not change such record date or establish a different record date for the Bonanza Creek special meeting without the prior written consent of Extraction (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or its organizational documents or in connection with a postponement or adjournment permitted pursuant to the Extraction merger agreement. Bonanza Creek has agreed that its obligations to call, give notice of, convene and hold the Bonanza Creek special meeting will not be affected by the making of a Bonanza Creek recommendation change and such obligations will not be affected by the commencement, announcement, disclosure, or communication to Bonanza Creek of any Bonanza Creek competing proposal or other proposal or the occurrence or disclosure of any Bonanza Creek intervening event.

Extraction Special Meeting

Extraction has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Extraction to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Extraction merger proposal by Extraction stockholders, to be held as promptly as reasonably practicable after the clearance of this joint proxy statement/prospectus by the SEC and the Extraction merger registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC. Except as permitted in the Extraction merger agreement, the Extraction board must recommend that the Extraction stockholders vote in favor of the Extraction merger proposal and the Extraction board must solicit from Extraction stockholders proxies in favor of the Extraction merger proposal, and this joint proxy statement/prospectus is required to include such recommendation of the Extraction board.

Extraction (i) will be required to adjourn or postpone the Extraction special meeting to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to the Extraction stockholders or if, as of the time the Extraction special meeting is scheduled, there are insufficient shares of Extraction common stock represented (either virtually or by proxy) to constitute a quorum necessary to conduct business at the Extraction special meeting, and (ii) may adjourn or postpone the Extraction special meeting if, as of the time for which the Extraction special meeting is scheduled, there are insufficient shares of Extraction common stock represented (either virtually or by proxy) to obtain the approval of the Extraction merger proposal. Notwithstanding the foregoing, the Extraction special meeting will not be adjourned or postponed to a date that is more than 15 business days after the date for which the Extraction special meeting was previously scheduled (though the Extraction special meeting shall be adjourned or postponed every time the circumstances described in (i) exist, and may be adjourned or postponed every time the circumstances described in (ii) exist) or to a date on or after December 1, 2021.

Extraction will promptly provide all voting tabulation reports relating to the Extraction special meeting and will otherwise keep Bonanza Creek reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Extraction stockholders with respect thereto. Unless there has been an

Extraction recommendation change, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Extraction stockholders or any other person to prevent the approval of the Extraction merger proposal by the Extraction stockholders.

Once Extraction has established a record date for the Extraction special meeting, Extraction may not change such record date or establish a different record date for the Extraction special meeting without the prior written consent of Bonanza Creek (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or its organizational documents or in connection with a postponement or adjournment permitted pursuant to the Extraction merger agreement. Without the prior written consent of Bonanza Creek or as required by applicable law, (i) the adoption of the Extraction merger agreement shall be the only matter (other than a nonbinding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of Extraction in connection with the Extraction merger and matters of procedure) that Extraction shall propose to be acted on by the Extraction stockholders at the Extraction special meeting and Extraction shall not submit any other proposal to such stockholders in connection with the Extraction special meeting or otherwise (including any proposal inconsistent with the adoption of the Extraction merger agreement or the consummation of the transactions) and (ii) Extraction may not call any meeting of the Extraction stockholders other than the Extraction special meeting. Extraction has agreed that its obligations to call, give notice of, convene and hold the Extraction special meeting will not be affected by the making of an Extraction recommendation change and such obligations will not be affected by the commencement, announcement, disclosure or communication to Extraction of any Extraction competing proposal or other proposal (including an Extraction superior proposal) or the occurrence or disclosure of any Extraction intervening event.

Timing of Special Meetings

Bonanza Creek and Extraction are required to cooperate and use their reasonable best efforts to set the record dates for and hold the Bonanza Creek special meeting and the Extraction special meeting on the same day at approximately the same time.

Indemnification and Insurance

Bonanza Creek and the Extraction surviving company have agreed to, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Bonanza Creek or Extraction, as applicable, immediately prior to May 9, 2021, each person who is now, or has been at any time prior to May 9, 2021 or who becomes, prior to the Extraction effective time, an officer, director of Bonanza Creek or Extraction or any of their respective subsidiaries or who acts as a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Bonanza Creek or Extraction, in each case, when acting in such capacity (whom are referred to herein as the “indemnified persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened proceeding to which such indemnified person is a party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was an officer or director of Bonanza Creek or Extraction or any of their respective subsidiaries, a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Bonanza Creek or Extraction or is or was serving at the request of Bonanza Creek, Extraction or any of their respective subsidiaries as an officer, director, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Extraction effective time and whether asserted or claimed prior to, but not after, the Extraction effective time (which liabilities are referred to herein as “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Extraction merger agreement or the transactions, in each case to the fullest extent permitted under applicable law (and Bonanza Creek and the Extraction surviving company will, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of Extraction’s regularly engaged legal counsel or other counsel satisfactory to Bonanza Creek and the Extraction surviving company, in advance of the final disposition of any such proceeding to each indemnified person to the fullest extent permitted under applicable law).

Until the six-year anniversary date of the Extraction effective time, neither Bonanza Creek nor the Extraction surviving company will amend, repeal or otherwise modify any provision in the organizational documents of the Extraction surviving company or its subsidiaries in any manner that would affect (or manage the Extraction surviving company or its subsidiaries, with the intent to or in a manner that would affect) adversely the rights of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Bonanza Creek and the Extraction surviving company and its subsidiaries will fulfill and honor any indemnification, expense advancement, or exculpation agreements between Bonanza Creek, Extraction or any of their respective subsidiaries and any of their respective officers, directors existing and in effect immediately prior to the Extraction effective time.

Bonanza Creek and the Extraction surviving company will cause to be put in place, and Bonanza Creek will fully prepay immediately prior to the Extraction effective time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the Extraction effective time (which is referred to herein as the “tail period”) from an insurance carrier with the same or better credit rating as Bonanza Creek’s or Extraction’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Bonanza Creek’s or Extraction’s existing policies, as applicable, subject to a premium cap, with respect to matters, acts or omissions existing or occurring at, prior to, or after the Extraction effective time.

Other Covenants and Agreements

The Extraction merger agreement contains certain other covenants and agreements, including, among other things, covenants relating to:

•	cooperation between Bonanza Creek and Extraction in the preparation of this joint proxy statement/prospectus;

•

access by each party to certain information about the other party during the period prior to the earlier of the Extraction effective time or termination of the Extraction merger agreement, as applicable;

•	cooperation between Bonanza Creek and Extraction in connection with public announcements;

•

taking all reasonable steps within each party’s control to exempt (or ensure the continued exemption of) the Extraction merger and the transactions from the takeover laws of any state that purport to apply to the Extraction merger agreement or the transactions;

•	certain employee matters;

•	requirements of Section 16(a) of the Exchange Act;

•	cooperation between Bonanza Creek and Extraction in the defense or settlement of any stockholder litigation relating to the transactions;

•

delisting of shares of Extraction common stock on the NASDAQ and listing of the shares of Bonanza Creek common stock to be issued pursuant to the Extraction merger on the NYSE prior to the Extraction effective time;

•	cooperation to obtain tax opinions regarding the treatment of the Extraction merger as a reorganization within the meaning of Section 368(a) of the Code;

•

Bonanza Creek and Extraction using their respective reasonable best efforts (including in the event that the borrowing base under the Bonanza Creek credit facility is reduced on or prior to the closing date) to procure, through the amendment or restatement of Bonanza Creek’s existing credit facility, or through a new credit facility, or any combination of the foregoing, senior secured debt financing on terms reasonably acceptable to Bonanza Creek and Extraction in an amount sufficient for the combined company’s liquidity needs and in an amount of not less than $300 million (in the case of the amended or restated Bonanza Creek credit facility, the aggregate borrowing base and available commitments (drawn and undrawn) thereunder shall be increased so that the total borrowing base and available commitments thereunder after giving effect to such amendment or restatement are in an amount sufficient for the combined company’s liquidity needs and in an amount not less than $300 million).; and

•

cooperation regarding the amendment or novation of Extraction’s derivative contracts and compliance with hedging requirements under the Extraction credit facility and the Bonanza Creek credit facility.

Conditions to Completion of the Extraction Merger

The obligations of Bonanza Creek and Extraction to consummate the Extraction merger are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

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(i) approval of the Extraction merger proposal by the Extraction stockholders shall have been obtained and (ii) approval of the Extraction share issuance proposal by the Bonanza Creek stockholders shall have been obtained;

•	any waiting period applicable to the transactions under the HSR Act shall have been terminated or shall have expired;

•

no governmental entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the transactions, including the Extraction merger, and no law shall have been adopted that makes consummation of the transactions, including the Extraction merger, illegal or otherwise prohibited;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Bonanza Creek in connection with the issuance of shares of Bonanza Creek common stock in the Extraction merger shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order; and

•	the shares of Bonanza Creek common stock to be issued pursuant to the Extraction merger shall have been authorized for listing on the NYSE, upon official notice of issuance.

The obligation of Extraction to effect the Extraction merger is also subject to the satisfaction, or waiver by Extraction, of the following additional conditions:

•

the accuracy of the representations and warranties of Bonanza Creek set forth in the Extraction merger agreement, subject to the materiality standards set forth in the Extraction merger agreement, as of May 9, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Extraction’s receipt of an officer’s certificate from Bonanza Creek to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Extraction merger agreement by Bonanza Creek and Raptor Eagle Merger Sub prior to the Extraction effective time, and Extraction’s receipt of an officer’s certificate from Bonanza Creek to that effect; and

•

receipt of an opinion from K&E, counsel to Extraction (or other legal counsel selected by Extraction and reasonably satisfactory to Bonanza Creek), to the effect that the Extraction merger should qualify as a reorganization within the meaning of Section 368(a) of the Code.

The obligation of Bonanza Creek to effect the Extraction merger is also subject to the satisfaction, or waiver by Bonanza Creek, of the following additional conditions:

•

the accuracy of the representations and warranties of Extraction set forth in the Extraction merger agreement, subject to the materiality standards set forth in the Extraction merger agreement, as of May 9, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Bonanza Creek’s receipt of an officer’s certificate from Extraction to that effect; and

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Extraction merger agreement by Extraction prior to the Extraction effective time, and Bonanza Creek’s receipt of an officer’s certificate from Extraction to that effect.

As further discussed under the section entitled “Risk Factors,” neither Bonanza Creek nor Extraction can be certain when, or if, the conditions to the Extraction merger will be satisfied or waived, or that the Extraction merger will be completed.

Termination of the Extraction Merger Agreement

Bonanza Creek and Extraction may mutually agree in writing to terminate the Extraction merger agreement before consummating the Extraction merger, even after approval of the Extraction share issuance proposal by the Bonanza Creek stockholders and the Extraction merger by the Extraction stockholders has been obtained.

In addition, either Bonanza Creek or Extraction may terminate the Extraction merger agreement if:

•

Any governmental entity having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Extraction merger and such order, decree, ruling or injunction or other action shall have become final and non-appealable, or if there shall be adopted any law that permanently makes consummation of the Extraction merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate the Extraction merger agreement under this bullet shall not be available to any party whose failure to fulfill any material covenant or agreement pursuant to the Extraction merger agreement has been the primary cause of or resulted in the action or event described in this bullet occurring;

•

the consummation of the Extraction merger has not occurred on or before December 6, 2021 (the “Extraction outside date”); provided that the right to terminate the Extraction merger agreement under this bullet shall not be available to any party whose failure to fulfill any material covenant or agreement pursuant to the Extraction merger agreement has been the primary cause of or resulted in the failure of the Extraction merger to occur on or before such date;

•

the other party has breached any representation, warranty, covenant or other agreement contained in the Extraction merger agreement, which would give rise to the failure of certain conditions to the Extraction merger and such breach is not curable prior to the Extraction outside date or, if curable prior to the Extraction outside date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching party of such breach and (ii) two business days prior to the Extraction outside date (a “terminable breach”); provided, however, that the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the Extraction merger agreement; or

•

the approval of the Extraction merger proposal by the Extraction stockholders shall not have been obtained upon a vote at a duly held Extraction special meeting or at any adjournment or postponement thereof; or (ii) the approval of the Extraction share issuance proposal by the Bonanza Creek stockholders shall not have been obtained upon a vote at a duly held Bonanza Creek special meeting or at any adjournment or postponement thereof.

In addition, the Extraction merger agreement may be terminated under the following circumstances:

•

by Bonanza Creek, prior to, but not after, the time the Extraction stockholders approve the Extraction merger agreement proposal, if the Extraction board or a committee thereof has effected an Extraction recommendation change (whether or not such Extraction recommendation change is permitted by the Extraction merger agreement); or

•

by Extraction, prior to, but not after, the time the Bonanza Creek stockholders approve the Extraction share issuance proposal, if the Bonanza Creek board or a committee thereof has effected a Bonanza Creek recommendation change (whether or not such Bonanza Creek recommendation change is permitted by the Extraction merger agreement).

Expenses and Termination Fees Relating to the Termination of the Extraction Merger Agreement

Termination Fees Payable by Bonanza Creek

The Extraction merger agreement requires Bonanza Creek to pay Extraction a termination fee of $37.5 million if:

•	Extraction terminates the Extraction merger agreement following a Bonanza Creek recommendation change as described above in the section entitled “— Termination of the Extraction Merger Agreement”; or

•

(i)(a) either party terminates the Extraction merger agreement because the Bonanza Creek stockholder approval is not obtained and on or before the date of any such termination a Bonanza Creek competing proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven business days prior to the Bonanza Creek special meeting or (b) Bonanza Creek terminates the Extraction merger agreement following the Extraction outside date at a time when Extraction would be permitted to terminate the Extraction merger agreement due to a terminable breach by Bonanza Creek or Extraction terminates the Extraction merger agreement due to a terminable breach by Bonanza Creek and on or before the date of any such termination a Bonanza Creek competing proposal shall have been announced, disclosed or otherwise communicated to the Bonanza Creek board and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within 12 months after the date of such termination, Bonanza Creek enters into a definitive agreement with respect to a Bonanza Creek competing proposal (or publicly approves or recommends to the Bonanza Creek stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Bonanza Creek competing proposal) or consummates a Bonanza Creek competing proposal.

In no event shall Bonanza Creek be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Extraction

The Extraction merger agreement requires Extraction to pay Bonanza Creek a termination fee of $37.5 million, if:

•	Bonanza Creek terminates the Extraction merger agreement following an Extraction recommendation change as described above in the section entitled “— Termination of the Extraction Merger Agreement”;

•	(i)(a) either party terminates the Extraction merger agreement because the required Extraction stockholder approval is not obtained, and on or before the date of any such termination an Extraction competing proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven business days prior to the Extraction special meeting or (b) Extraction terminates the Extraction merger agreement following the Extraction outside date at a time when Bonanza Creek would be permitted to terminate the Extraction merger agreement due to a terminable breach by Extraction or Bonanza Creek terminates the Extraction merger agreement due to a terminable breach by Extraction on or before the date of any such termination an Extraction competing proposal shall have been announced, disclosed or otherwise communicated to the Extraction board and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within 12 months after the date of such termination, Extraction enters into a definitive agreement with respect to an Extraction competing proposal (or publicly approves or recommends to the Extraction stockholders or otherwise does not oppose, in the case of a tender or exchange offer, an Extraction competing proposal) or consummates an Extraction competing proposal.

In no event shall Extraction be required to pay the termination fee on more than one occasion.

Amendments and Waivers

Subject to applicable law, (i) any provision of the Extraction merger agreement may be amended by written agreement of each of the parties; provided that, once adopted by the Extraction stockholders, no amendments to the Extraction merger agreement which by law would require further approval by the Extraction stockholders shall be made without first obtaining such further approval, and (ii)  either party may waive the other party’s compliance with the terms of the Extraction merger agreement.

Specific Performance

In addition to any other remedy that may be available to each party, including monetary damages, prior to the termination of the Extraction merger agreement, each of the parties will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of the Extraction merger agreement and to enforce specifically the terms and provisions of the Extraction merger agreement.

Governing Law

The Extraction merger agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

THE CRESTONE PEAK MERGER

This section of the joint proxy statement/prospectus describes the material aspects of the proposed Crestone Peak merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents attached hereto and incorporated by reference into this joint proxy statement/prospectus, including the full text of the Crestone Peak merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex F, for a more complete understanding of the proposed Crestone Peak merger and the transactions related thereto. In addition, important business and financial information about each of Bonanza Creek and Crestone Peak is attached to, included in or incorporated by reference into this joint proxy statement/prospectus and is included in the annexes hereto. Please see “Where You Can Find More Information.”

Effects of the Crestone Peak Merger

The Crestone Peak merger agreement, among other things, provides for Bonanza Creek’s acquisition of Crestone Peak through (i) the merger of Raptor Condor Merger Sub 1 with and into Crestone Peak (the “Merger Sub 1 merger”), with Crestone Peak continuing its existence as the Crestone Peak surviving corporation following the Merger Sub 1 merger, and (ii) the subsequent merger of Crestone Peak, as the Crestone Peak surviving corporation, with and into Raptor Condor Merger Sub 2 (the “Merger Sub 2 merger” and together with the Merger Sub 1 merger, the “Crestone Peak merger”), with Raptor Condor Merger Sub 2 continuing as the surviving company as a wholly owned subsidiary of Bonanza Creek (the “Crestone surviving company”).

The closing of the Crestone Peak merger is expressly conditioned on the closing of the Extraction merger pursuant to the Extraction merger agreement.

Background of the Crestone Peak Merger

See “The Extraction Merger — Background of the Extraction and Crestone Peak Mergers.”

Recommendation of the Bonanza Creek Board and Reasons for the Crestone Peak Merger

On June 6, 2021, the Bonanza Creek board unanimously determined the Crestone Peak merger agreement and the transactions contemplated by the Crestone Peak merger agreement, including the issuance of shares of Bonanza Creek common stock in connection with the Crestone Peak merger and related transactions, to be in the best interests of Bonanza Creek and its stockholders and approved the Crestone Peak merger agreement and the transactions contemplated by the Crestone Peak merger agreement. The Bonanza Creek board unanimously recommends that Bonanza Creek stockholders vote “FOR” the Crestone Peak share issuance proposal.

The Bonanza Creek board considered a number of factors when evaluating the Crestone Peak merger transaction, many of which support the Bonanza Creek board’s determination that the transactions contemplated by the merger agreement were in the best interests of, and were advisable to, Bonanza Creek and its stockholders. The Bonanza Creek board considered these factors as a whole and without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. The factors included (not necessarily presented in order of relative importance) the following, which in each case assumed the closing of the Extraction merger:

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the belief that the Crestone Peak merger will materially increase Bonanza Creek’s scale with a DJ Basin leasehold position of approximately 525,000 net acres, 2022 estimated production of 160 MBoe/day (on a pro forma 1Q 2021 production basis) and year-end 2020 SEC proved reserves of more than 530 MMBoe;

•	the belief that the Crestone Peak merger will significantly increase 2021-2025 cumulative free cash flow, with 2022 estimated free cash flow of $575 million;

•	the belief that the Crestone Peak merger will be accretive on 2022 estimated key metrics, including dividends per share, inventory quality, credit profile and cost of capital;

•	the belief that the Crestone Peak merger will provide recurring annual synergies of approximately $45 million;

•	the belief that the enhanced operating scale and significant synergies will accelerate Bonanza Creek’s cash return business model;

•	the belief that the combined company will have a strong balance sheet with a pro forma leverage ratio of 0.5x net debt to EBITDA for Q1 2021;

•	that the Crestone Peak merger will enhance Bonanza Creek’s asset base in the DJ Basin through the addition of complementary high-return inventory;

•	that the previously announced annual dividend increase to $1.60/share following the Extraction merger will be increased to $1.85 at closing of the Crestone Peak merger;

•	the belief that the combined company will have the ability to maintain production with approximately 50% reinvestment;

•

that Bonanza Creek will continue to be led by its current experienced Chief Executive Officer and that three other current members of the Bonanza Creek board will remain in place, which will enhance the likelihood of attaining the strategic benefits that Bonanza Creek expects to derive from the Crestone Peak merger;

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the terms of the Crestone Peak merger agreement, including the structure of the transaction, the conditions to each party’s obligation to complete the Crestone Peak merger and the ability of Bonanza Creek to terminate the Crestone Peak merger agreement under certain circumstances;

•	the belief that the restrictions imposed on Bonanza Creek’s business and operations during the pendency of the Crestone Peak merger are reasonable and not unduly burdensome;

•	the likelihood of consummation of the Crestone Peak merger and the Bonanza Creek board’s evaluation of the likely time frame necessary to close the Crestone Peak merger;

•	that Bonanza Creek stockholders will have the opportunity to vote on the Crestone Peak share issuance proposal, which is a condition precedent to the Crestone Peak merger;

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the Bonanza Creek board’s knowledge of, and discussions with Bonanza Creek senior management and its advisors regarding Bonanza Creek’s and Crestone Peak’s business operations, financial conditions, results of operations and prospects, taking into account Bonanza Creek’s due diligence investigation of Crestone Peak;

•

that, pursuant to the support agreement, the Crestone Peak Stockholder has agreed to, among other things, deliver a written consent approving and adopting the Crestone Peak merger agreement, all as more fully described in the section entitled “The Crestone Peak Merger —Support Agreement”; and

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J.P. Morgan’s oral opinion to the Bonanza Creek board on June 6, 2021 (confirmed in writing later that day) that, as of June 6, 2021, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, Crestone Peak merger consideration was fair, from a financial point of view, to Bonanza Creek, as more fully described in the section titled “The Crestone Peak Merger—Opinion of Bonanza Creek’s Financial Advisor.” The full text of the written opinion of J.P. Morgan to the Bonanza Creek board is attached as Annex G to this joint proxy statement/prospectus.

The Bonanza Creek board also considered a variety of risks and other potentially negative factors concerning the Crestone Peak merger agreement and the related transactions contemplated thereby. These factors included (not necessarily presented in order of relative importance):

•	the possibility that the Crestone Peak merger may not be completed or that completion may be unduly delayed for reasons beyond the control of Bonanza Creek or Crestone Peak, including the failure to obtain Bonanza Creek stockholder approval of the Crestone Peak share issuance proposal or the failure of Extraction stockholders to adopt and approve the Extraction merger agreement, which would result in the failure of a closing condition under the Crestone Peak merger agreement;

•

that the exchange ratio in the Crestone Peak merger agreement provides for a fixed number of shares of Bonanza Creek common stock, and, as such, Bonanza Creek stockholders cannot be certain at the time of the Bonanza Creek special meeting of the market value of the Crestone Peak merger consideration to be paid, and the possibility that Bonanza Creek stockholders could be adversely affected in the event that the market price of Bonanza Creek common stock increases relative to the value of Crestone Peak common stock between the date of the Crestone Peak merger agreement and the closing of the Crestone Peak merger;

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that there are significant risks inherent in integrating the operations of Crestone Peak into Bonanza Creek, including that the expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

•

that the Crestone Peak merger agreement provides that, in certain circumstances, Bonanza Creek could be required to pay a termination fee of $37.5 million to Crestone Peak (which may be reduced to $15.0 million in certain circumstances);

•	that the Crestone Peak merger might not be completed as a result of a failure to satisfy the conditions contained in the merger agreement, including failure to receive necessary regulatory approvals;

•	that Crestone Peak’s obligation to close the Crestone Peak merger is conditioned on the affirmative vote of a majority of votes cast by the holders of Bonanza Creek common stock;

•

that the restrictions on the conduct of Bonanza Creek’s business prior to the consummation of the Crestone Peak merger, although believed to be reasonable and not unduly burdensome, may delay or prevent Bonanza Creek from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of Bonanza Creek pending the consummation of the Crestone Peak merger;

•	that the Crestone Peak merger agreement restricts Bonanza Creek’s ability to entertain other acquisition proposals unless certain conditions are satisfied;

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the substantial costs to be incurred in connection with the Crestone Peak merger, including the costs of the Crestone Peak share issuance, integrating the businesses of Bonanza Creek and Crestone Peak, and the other transaction costs to be incurred in connection with the Crestone Peak merger;

•	the possibility of losing key employees and skilled workers as a result of the expected consolidation of Bonanza Creek’s and Crestone Peak’s personnel when the Crestone Peak merger is completed; and

•	other risks of the type and nature described in the section titled “Risk Factors.”

After taking into account the factors set forth above, as well as others, the Bonanza Creek board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction to Bonanza Creek stockholders.

This foregoing discussion of the information and factors considered by the Bonanza Creek board in reaching its conclusion and recommendations includes all of the material factors considered by the Bonanza Creek board with respect to the Crestone Peak merger but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Bonanza Creek board in evaluating the Crestone Peak merger agreement and the related transactions contemplated thereby, and the complexity of these matters, the Bonanza Creek board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Bonanza Creek board may have given different weight to different factors. The Bonanza Creek board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Crestone Peak merger agreement and the issuance of Bonanza Creek common stock pursuant to the Crestone Peak merger agreement.

It should be noted that this explanation of the reasoning of the Bonanza Creek board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements.”

Certain Unaudited Prospective Financial and Operating Information

Neither Crestone Peak nor Bonanza Creek, as a matter of course, makes public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with Crestone Peak’s evaluation of the Crestone Peak merger, Crestone Peak’s management provided to the Crestone Peak board, Bonanza Creek and Bonanza Creek’s financial advisor certain unaudited internal financial forecasts with respect to Crestone Peak on a stand-alone basis prepared by Crestone Peak’s management as discussed below (collectively, the “Crestone Peak Forecasted Financial Information”). In addition, in connection with Bonanza Creek’s evaluation of the Crestone Peak merger, Bonanza Creek’s management provided to the Bonanza Creek board, Crestone Peak and Bonanza Creek’s financial advisor certain unaudited internal financial forecasts with respect to Bonanza Creek on a stand-alone basis prepared by Bonanza Creek’s management and provided to the Bonanza Creek board and Bonanza Creek’s financial advisor certain unaudited financial forecasts with respect to Crestone Peak on a stand-alone basis assuming the closing of the Extraction merger prepared by Bonanza Creek’s management (collectively, the “Bonanza Creek Forecasted Crestone Peak Financial Information” and, together with the Crestone Peak Forecasted Financial Information, the “Crestone Peak Merger Forecasted Financial Information”). The Bonanza Creek Forecasted Crestone Peak Financial Information was provided by Bonanza Creek to J.P. Morgan for its use and reliance in connection with its financial analyses and opinion as described in the section entitled “The Crestone Peak Merger — Opinion of Bonanza Creek’s Financial Advisor.” The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective information, and the inclusion of this Crestone Peak Merger Forecasted Financial Information should not be regarded as an indication that any of Crestone Peak, Bonanza Creek, their respective affiliates, officers, directors, advisors or other representatives or any other recipient of this Crestone Peak Merger Forecasted Financial Information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

The Crestone Peak Merger Forecasted Financial Information includes non-GAAP financial measures, including Adjusted EBITDA and Levered Free Cash Flow. Please see the tables below for a description of how Crestone Peak and Bonanza Creek define these non-GAAP financial measures. Crestone Peak and Bonanza Creek believe that Adjusted EBITDA provides information useful in assessing operating and financial performance across periods, while Levered Free Cash Flow provides a useful measure of available cash generated by operating activities for other investing and financing activities. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Crestone Peak and Bonanza Creek may not be comparable to similarly titled measures used by other companies.

This Crestone Peak Merger Forecasted Financial Information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the Crestone Peak Merger Forecasted

Financial Information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Crestone Peak’s and Bonanza Creek’s managements, including, among others, Bonanza

Creek’s and/or Crestone Peak’s future results, oil and gas industry activity, commodity prices, demand for oil and natural gas, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, takeaway capacity and the availability of services in the areas in which Bonanza Creek and Crestone Peak operate, general economic and regulatory conditions, and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Where You Can Find More Information” and “Risk Factors.” The Crestone Peak Merger Forecasted Financial Information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither Crestone Peak, Bonanza Creek nor their respective affiliates, officers, directors, advisors or other representatives can give assurance that the Crestone Peak Merger Forecasted Financial Information and the underlying estimates and assumptions will be realized. This Crestone Peak Merger Forecasted Financial Information constitutes “forward-looking statements” and actual results may differ materially and adversely from those set forth below.

The Crestone Peak Merger Forecasted Financial Information was not prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Crestone Peak Forecasted Financial Information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, management of Crestone Peak. The Bonanza Creek Forecasted Crestone Peak Financial Information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, management of Bonanza Creek. Deloitte & Touche LLP has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Crestone Peak Merger Forecasted Financial Information and, accordingly, Deloitte & Touche LLP does not expresses an opinion or any other form of assurance with respect thereto. The report of Deloitte & Touche LLP contained in the Crestone Peak Audited Financial Statements for the years ended December 31, 2020 and 2019, attached hereto as Annex K, relates to historical financial information of Crestone Peak, and such report does not extend to the Crestone Peak Merger Forecasted Financial Information and should not be read to do so. In addition, the Deloitte & Touche LLP report contained in Bonanza Creek’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference in this joint proxy statement/prospectus, relates to historical financial information of Bonanza Creek, and such report does not extend to the Crestone Peak Merger Forecasted Financial Information and should not be read to do so.

The Crestone Peak Merger Forecasted Financial Information does not take into account any circumstances or events occurring after the date it was prepared. Neither Crestone Peak nor Bonanza Creek can give assurance that, had the Crestone Peak Merger Forecasted Financial Information been prepared either as of the date of the Crestone Peak merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Crestone Peak and Bonanza Creek do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the Crestone Peak Merger Forecasted Financial Information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be inappropriate, including with respect to the accounting treatment of the Crestone Peak merger under GAAP, or to reflect changes in general economic or industry conditions. The Crestone Peak Merger Forecasted Financial Information does not take into account all of the possible financial and other effects of the Crestone Peak merger on Crestone Peak or Bonanza Creek, the effect on Crestone Peak or Bonanza Creek of any business or strategic decision or action that has been or will be taken as a result of the Crestone Peak merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Crestone Peak merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Crestone Peak merger. Further, the Crestone Peak Merger Forecasted Financial Information does not take into account the effect on Crestone Peak or Bonanza Creek of any possible failure of the Crestone Peak merger to occur. None of Crestone Peak or Bonanza Creek or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to the Crestone Peak Stockholder or any Bonanza Creek stockholder or other person regarding

Crestone Peak’s or Bonanza Creek’s ultimate performance compared to the information contained in the Crestone Peak Merger Forecasted Financial Information or that the Crestone Peak Merger Forecasted Financial Information will be achieved. The inclusion of the Crestone Peak Merger Forecasted Financial Information herein should not be deemed an admission or representation by Crestone Peak, Bonanza Creek, their respective affiliates, officers, directors, advisors or other representatives or any other person that it is viewed as material information of Crestone Peak or Bonanza Creek, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the Crestone Peak Merger Forecasted Financial Information included below is not being included in this joint proxy statement/prospectus in order to influence the Crestone Peak Stockholder or any Bonanza Creek stockholder’s decision or to induce any stockholder to vote in favor of any of the proposals at the Bonanza Creek special meeting, but is being provided solely because it was made available to the Crestone Peak board, the Bonanza Creek board and Bonanza Creek’s financial advisor, as applicable, in connection with the Crestone Peak merger.

In light of the foregoing, and considering that the Bonanza Creek special meeting will be held several months after the Crestone Peak Merger Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, the Crestone Peak Stockholder and the Bonanza Creek stockholders are cautioned not to place undue reliance on such information, and Bonanza Creek urges you to review Bonanza Creek’s most recent SEC filings for a description of Bonanza Creek’s reported financial results included therein. See the section entitled “Where You Can Find More Information.”

Crestone Peak Forecasted Financial Information

The Crestone Peak Forecasted Financial Information described below was based on various assumptions, including, but not limited to, the following commodity price assumptions of Crestone Peak’s management, which were based on price assumptions for oil and natural gas pricing as of May 5, 2021:

	NYMEX Strip Pricing
	2021E	2022E	2023E	2024E	2025E
Commodity Prices
Oil ($/Bbl)	$64.13	$60.35	$56.94	$54.87	$53.87
Gas ($/MMBtu)	$2.96	$2.76	$2.60	$2.60	$2.62

The following table sets forth certain summarized prospective financial and operating information regarding Crestone Peak for the fiscal years 2020 through 2025 on a stand-alone basis prepared by Crestone Peak management.

	Crestone Peak Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Production (MBoe/d)	45	54	65	64	71
Adjusted EBITDA(1)	$331	$502	$681	$660	$729
Capital expenditures	$(238)	$(396)	$(366)	$(394)	$(320)
Levered free cash flow(2)	$93	$106	$315	$266	$410

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Bonanza Creek Forecasted Crestone Peak Financial Information

The Bonanza Creek Forecasted Crestone Peak Financial Information described below is based on various assumptions, including, but not limited to, the following commodity price assumptions of Bonanza Creek’s management, which were based on price assumptions for oil and natural gas pricing as of May 5, 2021:

	NYMEX Strip Pricing
	2021E	2022E	2023E	2024E	2025E
Commodity Prices
Oil ($/Bbl)	$64.13	$60.35	$56.94	$54.87	$53.87
Gas ($/MMBtu)	$2.96	$2.76	$2.60	$2.60	$2.62

In addition, in preparing the Bonanza Creek Forecasted Crestone Peak Financial Information, Bonanza Creek management used two sets of estimated type curve recovery assumptions: a 45 barrels of oil per foot case (the “45 bo/ft Case”) and a 50 barrels of oil per foot case (the “50 bo/ft Case”). As further described under “Opinion of Bonanza Creek’s Financial Advisor” beginning on page 191, at the direction of the Bonanza Creek board, based upon the advice of Bonanza Creek’s management, Bonanza Creek’s financial advisor assigned probability weightings provided by Bonanza Creek’s management to each case for its public company trading multiples analysis and net asset valuation analyses as follows: 45 bo/ft Case: 60% and 50 bo/ft Case: 40%.

The following table sets forth certain summarized prospective financial and operating information of Crestone Peak for the fiscal years 2021 through 2025 on a stand-alone basis, which information was based on financial and operating information developed by Bonanza Creek management. These projections were compared with consensus estimates and information provided by Crestone Peak.

	Crestone Peak Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
45 bo/ft Case
Production (MBoe/d)	45	47	52	59	56
Adjusted EBITDA(1)	$232	$373	$493	$633	$600
Capital expenditures	$(202)	$(291)	$(315)	$(288)	$(319)
Levered free cash flow(2)	$25	$74	$173	$343	$276
50 bo/ft Case
Production (MBoe/d)	45	48	55	62	59
Adjusted EBITDA(1)	$239	$399	$536	$688	$654
Capital expenditures	$(207)	$(291)	$(315)	$(288)	$(319)
Levered free cash flow(2)	$27	$101	$217	$397	$330

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The following table sets forth certain summarized prospective financial and operating information of Bonanza Creek for the fiscal years 2021 through 2025 on a stand-alone basis, assuming the closing of the Extraction merger, prepared by Bonanza Creek management.

	Bonanza Creek Stand-Alone (Assuming Closing of the Extraction Merger)
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Production (MBoe/d)	112.6	106.6	107.0	104.1	100.1
Adjusted EBITDA(1)	$616	$913	$859	$825	$788
Capital expenditures	$(198)	$(406)	$(333)	$(344)	$(334)
Levered free cash flow(2)	$454	$518	$532	$450	$403

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Crestone Peak and Bonanza Creek do not intend to update or otherwise revise the above Crestone Peak Merger Forecasted Financial Information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such Crestone Peak Merger Forecasted Financial Information are no longer appropriate, except as may be required by applicable law.

Opinion of Bonanza Creek’s Financial Advisor

Pursuant to an engagement letter, dated June 2, 2021, Bonanza Creek retained J.P. Morgan as its financial advisor in connection with the Crestone Peak merger.

At the meeting of the Bonanza Creek board on June 6, 2021, J.P. Morgan rendered its oral opinion to the Bonanza Creek board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Crestone Peak merger consideration was fair, from a financial point of view, to Bonanza Creek. J.P. Morgan confirmed its June 6, 2021, oral opinion by delivering its written opinion, dated June 6, 2021, to the Bonanza Creek board that, as of such date, the Crestone Peak merger consideration was fair, from a financial point of view, to Bonanza Creek.

The full text of the written opinion of J.P. Morgan, dated June 6, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, is attached as Annex G to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Bonanza Creek stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Bonanza Creek board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Crestone Peak merger, was directed only to the fairness of the Crestone Peak merger consideration in the proposed Crestone Peak merger to Bonanza Creek and did not address any other aspect of the proposed Crestone Peak merger. J.P. Morgan expressed no opinion as to the fairness of the Crestone Peak merger consideration to the holders of any class of securities, creditors or other constituencies of Bonanza Creek or as to the underlying decision by Bonanza Creek to engage in the proposed Crestone Peak merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Bonanza Creek as to how such stockholder should vote with respect to the proposed Crestone Peak merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated June 5, 2021 of the Crestone Peak merger agreement;

•	reviewed certain business and financial information concerning Crestone Peak and Bonanza Creek and the industries in which they operate;

•

compared the financial and operating performance of Crestone Peak and Bonanza Creek with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Bonanza Creek common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of Crestone Peak relating to its business;

•

reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of Bonanza Creek relating to its business on a pro forma basis assuming the completion of the Extraction merger and realization of the Extraction Synergies;

•	reviewed the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the proposed Crestone Peak merger (the “Crestone Peak Synergies”);

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Crestone Peak, Extraction and Bonanza Creek with respect to certain aspects of the proposed Crestone Peak merger, and the past and current business operations of Crestone Peak, Extraction and Bonanza Creek, the financial condition and future prospects and operations of Crestone Peak, Extraction and Bonanza Creek, the effects of the proposed Crestone Peak merger on the financial condition and future prospects of Bonanza Creek, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Crestone Peak and Bonanza Creek or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Crestone Peak or Bonanza Creek under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Crestone Peak Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Crestone Peak and Bonanza Creek to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Crestone Peak Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the proposed Crestone Peak merger and the other transactions contemplated by the Crestone Peak merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes, will be consummated only if the Extraction merger is consummated, and will otherwise be consummated as described in the Crestone Peak merger agreement. J.P. Morgan also assumed that the definitive Crestone Peak merger agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Bonanza Creek and Crestone Peak in the Crestone Peak merger agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Bonanza Creek with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Crestone Peak merger will be obtained without any adverse effect on Crestone Peak or Bonanza Creek or on the contemplated benefits of the proposed Crestone Peak merger.

The projections for Bonanza Creek and Crestone Peak furnished to J.P. Morgan were prepared by Bonanza Creek management and Crestone Peak management, respectively. Neither Bonanza Creek nor Crestone Peak publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Crestone Peak merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Bonanza Creek and Crestone Peak management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “Certain Unaudited Prospective Financial and Operating Information” beginning on page 187 of this joint proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to Bonanza Creek of the Crestone Peak merger consideration, and J.P. Morgan has expressed no opinion as to the fairness of the Crestone Peak merger consideration to the holders of any class of securities, creditors or other constituencies of Bonanza Creek or as to the underlying decision by Bonanza Creek to engage in the proposed Crestone Peak merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Crestone Peak merger, or any class of such persons relative to the Crestone Peak merger consideration or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Bonanza Creek common stock or Crestone Peak common stock will trade at any future time.

The terms of the Crestone Peak merger agreement, including the Crestone Peak merger consideration, were determined through arm’s length negotiations between Bonanza Creek and Crestone Peak, and the decision to enter into the Crestone Peak merger agreement was solely that of the Bonanza Creek board and Crestone Peak board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Bonanza Creek board in its evaluation of the proposed Crestone Peak merger and should not be viewed as determinative of the views of the Bonanza Creek board or Bonanza Creek management with respect to the proposed Crestone Peak merger or the Crestone Peak merger consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Bonanza Creek board on June 6, 2021, and in the presentation delivered to the Bonanza Creek board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Bonanza Creek board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses. For purposes of the following financial analyses, references to Bonanza Creek relate to the business on a pro forma basis assuming the completion of the Extraction merger and realization of the Extraction Synergies.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Crestone Peak and Bonanza Creek with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to Crestone Peak and Bonanza Creek, respectively.

For Crestone Peak, the companies selected by J.P. Morgan were as follows:

•	Bonanza Creek

•	Extraction

•	Matador Resources Company

•	Oasis Petroleum Inc.

•	PDC Energy, Inc.

•	Whiting Petroleum Corporation

For Bonanza Creek, the companies selected by J.P. Morgan were as follows:

•	Matador Resources Company

•	Oasis Petroleum Inc.

•	PDC Energy, Inc.

•	Whiting Petroleum Corporation

These companies were selected, among other reasons, because they are publicly traded exploration and production companies with operations and businesses (including assets, relative size and basin presence) that, for the purposes of J.P. Morgan’s analysis, may be considered similar to those of Crestone Peak and Bonanza Creek, respectively. However, certain of these companies may have characteristics that are materially different from those of Crestone Peak and Bonanza Creek. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Crestone Peak or Bonanza Creek. For each comparable company, publicly available financial performance through the twelve months ended March 31, 2021 was measured.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value (“FV”) to the company’s adjusted EBITDAX (calculated as earnings before interest, taxes, depreciation, amortization and exploration expense) for the year ending December 31, 2022 (the “FV/2022E Adj. EBITDAX”), as well as the ratio of the company’s equity value (“EV”) to the company’s adjusted operating cash flow for the year ending December 31, 2022 (“EV/2022E Adj. OCF”). At the direction of the Bonanza Creek board, based upon the advice of Bonanza Creek management, J.P. Morgan assigned probability weightings provided by Bonanza Creek’s management to Crestone Peak’s FV/2022E Adj. EBITDAX and EV/2022E Adj. OCF, which probability weightings provided by Bonanza Creek’s management were 60% weight to the 45 bo/ft Case and 40% weight to the 50 bo/ft Case (the “Weighted Case”), and reflected Bonanza Creek management’s estimates with respect to the relative probabilities of the various cases most closely reflecting future economic conditions as of such time, subject to the risks, uncertainties and other factors discussed under “The Crestone Peak Merger--Certain Unaudited Prospective Financial Information.” At the direction of the Bonanza Creek board, based upon the advice of Bonanza Creek management, J.P. Morgan considered only the Weighted Case for purposes of the public trading multiples analysis utilized in connection with rendering its opinion.

Based on the results of this analysis, J.P. Morgan selected multiple reference ranges of 3.50x – 6.00x and 3.00x – 4.25x for Crestone Peak’s FV/2022E Adj. EBITDAX and EV/2022E Adj. OCF, respectively, and 3.50x – 6.00x and 3.00x – 4.25x for Bonanza Creek’s FV/2022E Adj. EBITDAX and EV/2022E Adj. OCF, respectively. After applying such ranges to the projected FV for Crestone Peak and for Bonanza Creek for the year ending December 31, 2022, based on the projections provided and approved by Bonanza Creek management, the analysis indicated the following ranges of implied equity values for Crestone Peak and implied per share equity values for shares of Bonanza Creek common stock, rounded to the nearest $0.25:

	Implied Equity Value
	Low	High
Crestone Peak FV/2022E Adj. EBITDAX	$1,094	$2,053
Crestone Peak EV/2022E Adj. OCF	$1,128	$1,598

	Implied Per Share Equity Value
	Low	High
Bonanza Creek FV/2022E Adj. EBITDAX	$46.75	$83.00
Bonanza Creek EV/2022E Adj. OCF	$44.00	$62.25

The ranges of implied per share equity value for Bonanza Creek common stock were compared to Bonanza Creek’s closing share price of $45.07 on June 4, 2021, the NYSE trading day immediately preceding the execution of the Crestone Peak merger agreement.

Net Asset Value Analysis

J.P. Morgan conducted an after-tax discounted cash flow, net asset valuation analysis for the purpose of determining an implied equity value for Crestone Peak and an implied equity value per share for the Bonanza Creek common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” “Present value” refers to the current value of an asset’s cash flows and is obtained by discounting those cash flows back to the present using an appropriate discount rate and applying a discounting convention that assumes that all cash flows were generated at the midpoint of each period. A “net asset valuation” is a multi-decade life-of-field model with no terminal value assumptions.

J.P. Morgan calculated the present value, as of March 31, 2021, of the asset-level cash flows that Crestone Peak is expected to generate from March 31, 2021 onward using, at the instruction of Bonanza Creek management, the average future prices listed on the NYMEX as of May 5, 2021, with prices held flat thereafter (the “NYMEX Strip Price Forecast”). J.P. Morgan calculated the foregoing values with and without adjusting for Bonanza Creek’s estimates of the Crestone Peak Synergies. Crestone Peak’s projected asset-level cash flows were discounted to present values using a range of discount rates from 12.00% to 14.00%, which were chosen based on an analysis of the weighted average cost of capital of Crestone Peak, and then were adjusted for Crestone Peak’s general and administrative expenses, minimum volume commitment deficiency payments, additional midstream liabilities, hedges, taxes and net operating losses, to indicate a range of implied net asset values for Crestone Peak to arrive at the following range of implied net asset values of Crestone Peak based on the NYMEX Strip Price Forecast both including and excluding the Crestone Peak Synergies. At the direction of the Bonanza Creek board, based upon the advice of Bonanza Creek management, J.P. Morgan assigned the Weighted Case probability weightings provided by Bonanza Creek’s management to its Crestone Peak net asset valuation analyses (including and excluding the Crestone Peak Synergies), which probability weightings reflected Bonanza Creek management’s estimates with respect to the relative probabilities of the various cases most closely reflecting future economic conditions as of such time, subject to the risks, uncertainties and other factors discussed under “The Crestone Peak Merger--Certain Unaudited Prospective Financial Information.” At the direction of the Bonanza Creek board, based upon the advice of Bonanza Creek’s management, J.P. Morgan considered only the Weighted Case for purposes of the Crestone Peak net asset valuation analyses utilized in connection with rendering its opinion. Based on the Weighted Case, the range of net asset values of Crestone Peak (including and excluding the Crestone Peak Synergies) were:

	Implied Equity Value
	Low	High
Crestone Peak Implied Equity Value (without Crestone Peak Synergies)	$889	$1,024
Crestone Peak Implied Equity Value (with Crestone Peak Synergies)	$1,337	$1,472

J.P. Morgan calculated the present value, as of March 31, 2021, of the asset-level cash flows that Bonanza Creek is expected to generate from March 31, 2021 onward using, at the instruction of Bonanza Creek management, the NYMEX Strip Price Forecast. J.P. Morgan calculated the foregoing values without adjusting for Bonanza Creek’s estimates of the Synergies anticipated to be realized in the proposed Crestone Peak merger. Bonanza Creek’s projected asset-level cash flows were discounted to present values using a range of discount rates from 11.75% to 13.75%, which were based on an analysis of the weighted average cost of capital of Bonanza Creek, and then were adjusted for Bonanza Creek’s general and administrative expenses, hedges, taxes and net operating losses, to indicate a range of implied net asset values for Bonanza Creek, which were divided by the number of fully diluted shares outstanding at Bonanza Creek to arrive at the following range of implied net asset values per share of Bonanza Creek common stock based on the NYMEX Strip Pricing Forecast on a stand-alone basis (i.e., without Crestone Peak Synergies). Resulting per share values were in all cases rounded to the nearest $0.25 per share.

	Implied Equity Value Per Share
	Low	High
Bonanza Creek Implied Equity Value Per Share	$41.50	$45.00

The ranges of implied per share equity value for Bonanza Creek common stock were compared to Bonanza Creek’s closing share price of $45.07 on June 4, 2021, the NYSE trading day immediately preceding the date of the written opinion and the execution of the Crestone Peak merger agreement.

Relative Value Analysis

J.P. Morgan compared the results for Crestone Peak to the results for Bonanza Creek with respect to the public trading multiples and net asset value analyses described above.

J.P. Morgan compared the lowest equity value for Crestone Peak to the highest equity value for Bonanza Creek to derive the lowest percentage of Crestone Peak ownership in the combined company implied by the pair of results for each analysis performed. J.P. Morgan also compared the highest equity value for Crestone Peak to the lowest equity value for Bonanza Creek to derive the highest percentage of Crestone Peak ownership in the combined company implied by the pair of results for each analysis performed. The implied percentages of Crestone Peak ownership resulting from this analysis were:

Public Trading Analysis	Implied Percentage of Crestone Peak Ownership
	Low	High
FV/2022E Adj. EBITDAX	17.3%	41.2%
EV/2022E Adj. OCF	22.4%	36.7%

Net Asset Value Analysis	Implied Percentage of Crestone Peak Ownership
	Low	High
Implied Equity Value (without Crestone Peak Synergies)	24.0%	28.2%
Implied Equity Value (with Crestone Peak Synergies)	32.2%	36.1%

The implied ownership percentages were compared to Crestone Peak shareholder’s implied ownership percentage based on the Crestone Peak merger consideration of 22.5 million shares under the Crestone Peak merger agreement of 26%.

Intrinsic Value Creation Analysis

J.P. Morgan conducted an analysis of the theoretical value creation to the existing holders of Bonanza Creek common stock that compared the estimated implied equity value of Bonanza Creek common stock on a stand-alone basis based on the midpoint value determined in J.P. Morgan’s net asset value analysis described above to the estimated implied equity value of former Bonanza Creek stockholders’ ownership in the combined company, pro forma for the proposed Crestone Peak merger.

J.P. Morgan calculated the estimated implied equity value of former Bonanza Creek stockholders’ ownership in the combined company, pro forma for the proposed Crestone Peak merger, by (1) adding the sum of (a) the implied equity value of Bonanza Creek on a stand-alone basis, using the midpoint value determined in J.P. Morgan’s net asset value analysis of Bonanza Creek described above, (b) the implied equity value of Crestone Peak on a stand-alone basis, using the midpoint value determined in J.P. Morgan’s net asset value analysis of Crestone Peak described above, and (c) the estimated present value of the Synergies, as reflected in synergy estimates Bonanza Creek management provided to J.P. Morgan for use in connection with its analysis, (2) subtracting (a) the net present value of the reduction in net operating losses and (b) the net present value of the reduction in transaction expenses, and (3) multiplying such result by the pro forma equity ownership of the combined company by the existing holders of Bonanza Creek common stock of approximately 37%. This analysis indicated that the proposed Crestone Peak merger implied pro forma equity value creation for such holders of approximately 10.0% compared to the stand-alone equity value of Bonanza Creek. There can be no assurance, however, that the Synergies, net operating losses and other impacts referred to above will not be substantially greater or less than those estimated by Bonanza Creek management and described above.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Bonanza Creek or Crestone Peak. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Crestone Peak or Bonanza Creek. However, the companies selected were chosen, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Crestone Peak and Bonanza Creek. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Crestone Peak or Bonanza Creek.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. J.P. Morgan was selected to advise Bonanza Creek with respect to the proposed Crestone Peak merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Crestone Peak, Bonanza Creek and the industries in which they operate.

Bonanza Creek has agreed to pay J.P. Morgan an estimated fee of approximately $4.25 million, $3.0 million of which was paid to J.P. Morgan following the delivery of its opinion and the remainder of which is contingent and payable upon the consummation of the proposed Crestone Peak merger. Bonanza Creek, in its sole discretion, may pay J.P. Morgan an additional fee of up to $3.75 million upon consummation of the proposed Crestone Peak merger. In addition, Bonanza Creek has agreed, subject to certain limitations, to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material commercial or investment banking relationships with Bonanza Creek other than J.P. Morgan’s role as financial advisor to Bonanza Creek in connection with the proposed Extraction merger. For more information regarding J.P. Morgan’s role as financial advisor in the Extraction merger, please refer to the section entitled “The Extraction Merger — Opinion of Bonanza Creek’s Financial Advisor” beginning on page 112 of this joint proxy statement/prospectus. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Crestone Peak for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on Crestone Peak’s revolving credit facility in March 2020. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with portfolio companies of CPP Investments, the majority shareholder of Crestone Peak, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, debt underwriting, equity underwriting and financial advisory services to CPP Investments portfolio companies. J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Bonanza Creek and CPP Investments portfolio companies, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of Bonanza Creek. During the two year period preceding delivery of its opinion, the aggregate fees recognized by J.P. Morgan from Bonanza Creek were approximately $3.2 million, from Crestone Peak were approximately $200,000 and from CPP Investments were approximately $125 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Bonanza Creek, Crestone Peak or CPP Investments for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Treatment of Crestone Peak Equity Awards in the Crestone Peak Merger

The Crestone Peak merger agreement does not provide for specific treatment of equity compensation awards in connection with the Mergers. Certain Crestone Peak employees hold profits interest and phantom equity awards based upon the Class B units of CPR that will become vested in connection with the Mergers under the terms and conditions of the governing equity compensation plans. The outstanding profits interest and phantom equity awards are currently deemed to have no settlement value, therefore the Crestone Peak employees will not receive any special payments or settlements with respect to outstanding equity compensation awards in connection with the Mergers.

Board of Directors and Management of Bonanza Creek Following Completion of the Crestone Peak Merger

Upon completion of the Extraction merger, Mr. Benjamin Dell, chairman of the Extraction board, will serve as chairman of the board of directors of the combined company, and Eric Greager will serve as President and Chief Executive Officer of the combined company. Subject to the board’s election, other senior leadership positions of the combined company are anticipated to be filled by: Cyrus “Skip” Marter, Executive Vice

President, General Counsel and Secretary; Dean Tinsley, Senior Vice President, Operations; Sandra K. Garbiso, Vice President and Chief Accounting Officer; Marianella Foschi, Chief Financial Officer; Brian Cain, Vice President, Environmental, Social and Corporate Governance; and Matt Owens, Chief Operating Officer.

The Extraction merger agreement provides that, as of the Extraction effective time, the new Bonanza Creek board will increase to eight members, (i) four of whom will be designated by Bonanza Creek, which designees shall consist of Eric Greager, the President and Chief Executive Officer of Bonanza Creek, and three independent directors who shall be acceptable to Extraction, who are expected to be, subject to election, who are expected to be, subject to election, Carrie L. Hudak, Brian Steck, and Jeffrey E. Wojahn, and (ii) four of whom will be designated by Extraction, each of whom shall be independent and acceptable to Bonanza Creek, and one of whom shall be the chairman of the board of directors of the combined company, who are expected to be, subject to election, Benjamin Dell as chairman of the board, Morris Clark, Carrie M. Fox and Howard A. Willard, III. Additionally, the Crestone Peak merger agreement provides that, following the consummation of the Extraction merger and prior to the Merger Sub 1 merger effective time, Bonanza Creek will take all necessary corporate action so that upon and immediately after the Merger Sub 1 merger effective time, the size of the Bonanza Creek board will be increased to nine directors, one of whom will be designated by CPP Investments and shall be reasonably determined to be independent and acceptable to Bonanza Creek. Therefore, following the completion of both mergers, the combined company’s board of directors will include (i) four directors designated by Bonanza Creek, (ii) four directors designated by Extraction, and (iii) one director designated by CPP Investments.

Accounting Treatment of the Crestone Peak Merger

Bonanza Creek and Crestone Peak prepare their financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the Crestone Peak merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill, if any. Bonanza Creek will be treated as the acquirer for accounting purposes.

Regulatory Approvals

Antitrust Clearance

The completion of the Crestone Peak merger is subject to antitrust review in the United States. Under the HSR Act, and the rules promulgated thereunder, the Crestone Peak merger cannot be completed until the parties to the Crestone Peak merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated.

On June 25, 2021, Bonanza Creek and Crestone Peak each filed a premerger notification and report form under the HSR Act. The waiting period with respect to the notification and report forms filed under the HSR Act is scheduled to expire at 11:59 p.m., Eastern Time, on July 26, 2021, unless otherwise extended or terminated early.

At any time before or after consummation of the Crestone Peak merger, the FTC or the DOJ, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Crestone Peak merger or seeking the divestiture of substantial assets of Bonanza Creek or Crestone Peak or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

The completion of the Crestone Peak merger is subject to the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, pursuant to which the shares of Bonanza Creek common stock issuable in the Extraction merger are registered with the SEC.

New York Stock Exchange

In addition, the completion of the Crestone Peak merger is subject to approval for listing of the shares of Bonanza Creek common stock issuable pursuant to the Crestone Peak merger on the NYSE, subject to official notice of issuance.

Exchange of Shares

For information on the exchange of Crestone Peak common stock for the Crestone Peak merger consideration, please see the section entitled “The Crestone Peak Merger Agreement — Exchange and Payment Procedures.”

Treatment of Indebtedness

As of March 31, 2021, Bonanza Creek had zero outstanding on its BCEI RBL Credit Facility, and Crestone Peak had $252.0 million principal amount of outstanding indebtedness, consisting of amounts outstanding under its credit facility. As of July 7, 2021, Bonanza Creek had approximately $199 million principal amount of outstanding indebtedness, consisting of amounts outstanding under its BCEI RBL Credit Facility and BCEI Senior Notes. Pursuant to the Crestone Peak merger agreement, Bonanza Creek and Crestone Peak will use their respective reasonable best efforts (including in the event that the borrowing base under the Bonanza Creek credit facility is reduced on or prior to the closing date) to procure, through the amendment or restatement of Bonanza Creek’s existing credit facility, arrangement of debt financing or through a new credit facility, or any combination of the foregoing, senior secured debt financing on terms reasonably acceptable to Bonanza Creek, Extraction and Crestone Peak in an amount sufficient for the combined company’s liquidity needs and in an amount of not less than $700 million (in the case of the amended or restated Bonanza Creek credit facility, the aggregate borrowing base and available commitments (drawn and undrawn) thereunder shall be increased so that the total borrowing base and available commitments thereunder after giving effect to such amendment or restatement are in an amount sufficient for the combined company’s liquidity needs and in an amount not less than $700 million).

For a description of Bonanza Creek’s and Crestone Peak’s existing indebtedness, see Bonanza Creek’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed on May 3, 2021 and incorporated by reference into this joint proxy statement/prospectus, and Crestone Peak’s Quarterly Financial Statements for the quarter ended March 31, 2021, attached hereto as Annex K. Please see “Where You Can Find More Information” for additional information.

Dividend Policy

See “The Extraction Merger — Dividend Policy.”

Listing of Bonanza Creek Common Stock

It is a condition to the consummation of the Crestone Peak merger that the shares of Bonanza Creek common stock issuable pursuant to the Crestone Peak merger be approved for listing on the NYSE, subject to official notice of issuance.

Upon consummation of the Extraction merger, Bonanza Creek’s name will be changed to “Civitas Resources, Inc.” and Bonanza’s stock symbol on the NYSE will be changed to “CIVI.”

Appraisal Rights and Dissenters’ Rights

Bonanza Creek

Bonanza Creek stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the issuance of shares of Bonanza Creek common stock as contemplated by the Crestone Peak merger agreement.

Crestone Peak

Pursuant to the terms of the support agreement, the Crestone Peak Stockholder has waived any appraisal rights or dissenters’ rights in connection with the Crestone Peak merger under Crestone Peak’s organizational documents or Delaware law.

Litigation Relating to the Crestone Peak Merger

Litigation relating to the Crestone Peak merger could result in an injunction preventing the completion of the Crestone Peak merger and/or substantial costs to Bonanza Creek and Crestone Peak.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Bonanza Creek’s and Crestone Peak’s respective liquidity and financial condition.

Lawsuits that may be brought against Bonanza Creek, Crestone Peak or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Crestone Peak merger agreement already implemented and to otherwise enjoin the parties from consummating the Crestone Peak merger. One of the conditions to the closing of the Crestone Peak merger is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the Crestone Peak merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Crestone Peak merger, that injunction may delay or prevent the Crestone Peak merger from being completed within the expected timeframe or at all, which may adversely affect Bonanza Creek’s and Crestone Peak’s respective business, financial position and results of operation.

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Crestone Peak merger is completed may adversely affect Bonanza Creek’s or Crestone Peak’s business, financial condition, results of operations and cash flows.

Support Agreement (Annex H)

In connection with the execution of the Crestone Peak merger agreement, the Crestone Peak Stockholder entered into the support agreement with Crestone Peak and Bonanza Creek. Pursuant to the support agreement, the Crestone Peak Stockholder has agreed to, among other things, (i) deliver a written consent approving and adopting the Crestone Peak merger agreement and the transactions contemplated thereby, including, with respect to Crestone Peak, the Merger Sub 1 merger, contemporaneously with the execution of the Crestone Peak merger agreement, (ii) vote against specified actions that would adversely affect, discourage or delay the Crestone Peak merger, including specified actions that contemplate alternative transactions and (iii) immediately prior to the closing of the Crestone Peak merger, make an assignment to Crestone Peak of all outstanding shareholder loans made by the Crestone Peak Stockholder to Crestone Peak.

Registration Rights of CPPIB (Annex I)

Concurrently with the execution and delivery of the Crestone Peak merger agreement, Bonanza Creek and Crestone Peak agreed upon a form of registration rights agreement (the “CPPIB registration rights agreement”), which shall become effective at the Merger Sub 1 merger effective time. Pursuant to the terms of the CPPIB registration rights agreement, among other things and subject to certain restrictions, Bonanza Creek will be required to file with the SEC a registration statement on Form S-3 registering for resale the shares of the Bonanza Creek common stock issuable upon consummation of the Crestone Peak merger and to conduct an aggregate of two underwritten offerings or block trades upon the request of the Initial Holders (as defined in the CPPIB registration rights agreement). The CPPIB registration rights agreement also provides the Initial Holders with customary piggyback registration rights.

THE CRESTONE PEAK MERGER AGREEMENT

The following describes the material provisions of the Crestone Peak merger agreement, which is attached as Annex F to this joint proxy statement/prospectus and incorporated by reference herein, and certain exhibits thereto. The summary of the material provisions of the Crestone Peak merger agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Crestone Peak merger agreement. This summary does not purport to be complete and may not contain all of the information about the Crestone Peak merger agreement that is important to you. Bonanza Creek and Extraction encourage you to read carefully the Crestone Peak merger agreement in its entirety before making any investment or voting decisions as it is the principal legal document governing the business combination between Bonanza Creek and Crestone Peak described in this joint proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the Crestone Peak merger agreement. Neither Bonanza Creek nor Crestone Peak intends that the Crestone Peak merger agreement will be a source of business or operational information about Bonanza Creek or Crestone Peak. Accordingly, the representations, warranties, covenants, and other agreements in the Crestone Peak merger agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Bonanza Creek makes with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Crestone Peak Merger Agreement

The Crestone Peak merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the Crestone Peak merger agreement. Bonanza Creek and Crestone Peak are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about Bonanza Creek and Crestone Peak contained in this joint proxy statement/prospectus or Bonanza Creek’s or Crestone Peak’s public reports filed with the SEC may supplement, update, or modify the factual disclosures about Bonanza Creek or Crestone Peak contained in the Crestone Peak merger agreement and described in the summary. The representations, warranties, and covenants made in the Crestone Peak merger agreement by Bonanza Creek and Crestone Peak are qualified and subject to important limitations agreed to by Bonanza Creek and Crestone Peak in connection with negotiating the terms of the Crestone Peak merger agreement. In particular, in your review of the representations and warranties contained in the Crestone Peak merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Crestone Peak merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the Crestone Peak merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from what is generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the Crestone Peak merger agreement or otherwise publicly disclosed. The representations and warranties in the Crestone Peak merger agreement will not survive the completion of the Crestone Peak merger. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Crestone Peak merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this joint proxy statement/prospectus. For the foregoing reasons, the representations, warranties, and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents attached to or incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Terms of the Crestone Peak Merger; Crestone Peak Merger Consideration

The Crestone Peak merger agreement provides that, upon the terms and subject to the conditions set forth in the Crestone Peak merger agreement, and in accordance with the applicable provisions of the DGCL, at the

Merger Sub 1 merger effective time, Raptor Condor Merger Sub 1 will merge with and into Crestone Peak, with Crestone Peak continuing its existence as the Crestone Peak surviving corporation following the Merger Sub 1 merger and continuing as a wholly owned subsidiary of Bonanza Creek. Immediately following the Merger Sub 1 merger effective time, upon the terms and subject to the conditions set forth in the Crestone Peak merger agreement, and in accordance with the applicable provisions of the DGCL, at the Merger Sub 2 merger effective time, Crestone Peak will merge with and into Raptor Condor Merger Sub 2, with Raptor Condor Merger Sub 2 continuing its existence as the Crestone surviving company following the Merger Sub 2 merger and continuing as a wholly owned subsidiary of Bonanza Creek.

At the Merger Sub 1 merger effective time, the Crestone Peak Eligible Shares will be converted automatically into the right to collectively receive the Crestone Peak merger consideration, consisting of 22,500,000 shares of Bonanza Creek common stock. The Crestone Peak merger consideration will be appropriately adjusted prior to the Merger Sub 1 merger effective time to account for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of share or the like (but not, for the sake of clarification, as a result of the consummation of the Bonanza Creek/Extraction merger).

Certain minority holders of CPR limited partner interests have agreed to assign their interests in CPR to Crestone Peak in exchange for a pro rata portion of the Crestone Peak merger consideration to be received in the Crestone Peak merger.

Completion of the Crestone Peak Merger

Unless the parties agree otherwise, the closing of the Crestone Peak merger will take place on a date that is three business days after the satisfaction or, to the extent permitted by applicable law, waiver in accordance with the terms of the Crestone Peak merger agreement of the last of the conditions to closing (other than any such conditions which by their nature cannot be satisfied until the date of closing, but subject to the satisfaction or waiver of such conditions at the closing of the Crestone Peak merger).

As soon as practicable following the closing, certificates of merger with respect to the Merger Sub 1 merger and Merger Sub 2 merger, prepared and executed in accordance with the relevant provisions of the DGCL and the DLLCA, will be filed with the Office of the Secretary of State of the State of Delaware. The mergers will become effective upon the filing of the applicable certificate of merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the parties agree upon in writing and shall specify in the applicable certificate of merger.

Bonanza Creek and Crestone Peak have targeted to complete the Crestone Peak merger in the third quarter of fiscal year 2021, subject to the receipt of the required Bonanza Creek stockholder approval and Crestone Peak stockholder approval, regulatory approvals, and the satisfaction or waiver of the other conditions to the Crestone Peak merger, in each case, as set forth in the Crestone Peak merger agreement (described below under “—  Conditions to Completion of the Crestone Peak Merger”).

Exchange and Payment Procedures

No interest shall be paid or accrue on any amount payable for the Crestone Peak Eligible Shares.

Bonanza Creek, Raptor Condor Merger Sub 1, Raptor Condor Merger Sub 2, the Crestone Peak surviving corporation, their respective affiliates and any other applicable withholding agent will be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to the Crestone Peak merger agreement any amounts as may be required to be deducted and withheld with respect to such payment under applicable tax laws.

Certain minority holders of CPR limited partner interests have agreed to assign their interests in CPR to Crestone Peak in exchange for a pro rata portion of the Crestone Peak merger consideration to be received in the Crestone Peak merger.

The Bonanza Creek Board Following the Crestone Peak Merger

Pursuant to the Crestone Peak merger agreement, following the consummation of the Bonanza Creek and Extraction merger and prior to the Merger Sub 1 merger effective time, Bonanza Creek will take all necessary corporate actions so that upon and immediately after the Merger Sub 1 merger effective time, the size of the Bonanza Creek board will be increased to nine directors, of whom one director will be designated by CPP Investments, which designee shall be reasonably acceptable to Bonanza Creek and reasonably determined to be independent by the Bonanza Creek board, as will be designated in writing by Crestone Peak prior to the time at which the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, becomes effective under the Securities Act.

Representations and Warranties

Bonanza Creek, Crestone Peak and Extraction have each made representations and warranties to the other. Crestone Peak’s representations and warranties relate to, among other topics, the following:

•	organization, good standing, and qualification to conduct business;

•	capitalization;

•	corporate or partnership authority to enter into the Crestone Peak merger agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	financial statements and internal controls and procedures;

•	absence of certain changes or events;

•	absence of undisclosed material liabilities;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	compliance with applicable laws and permits;

•	compensation and employee benefits;

•	employment and labor matters;

•	tax matters;

•	litigation;

•	intellectual property;

•	real property, rights-of-way, reserve reports, oil and gas leases, and oil and gas interests;

•	environmental matters;

•	material contracts;

•	derivative transactions and hedging;

•	insurance;

•	absence of undisclosed brokers’ fees and expenses;

•	related party transactions;

•	certain regulatory matters;

•	inapplicability of state takeover statutes and anti-takeover laws;

•	tax treatment;

•	effectiveness of the amendment to Crestone Peak’s credit facility agreement; and

•	absence of other representations and warranties.

Bonanza Creek’s representations and warranties relate to, among other topics, the following, as applicable:

•	organization, good standing, and qualification to conduct business;

•	capitalization;

•	corporate or limited liability company authority to enter into the Crestone Peak merger agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	SEC reports and financial statements and internal controls and procedures;

•	absence of certain changes or events;

•	absence of undisclosed material liabilities;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	compliance with applicable laws and permits;

•	compensation and employee benefits;

•	employment and labor matters;

•	tax matters;

•	litigation;

•	intellectual property;

•	real property, rights-of-way, reserve reports, oil and gas leases, and oil and gas interests;

•	environmental matters;

•	material contracts;

•	derivative transactions and hedging;

•	insurance;

•	receipt of the opinion from Bonanza Creek’s financial advisor described in the section entitled “The Crestone Peak Merger — Opinion of Bonanza Creek’s Financial Advisor”;

•	absence of undisclosed brokers’ fees and expenses;

•	related party transactions;

•	the conduct of Raptor Condor Merger Sub 1 and Raptor Condor Merger Sub 2 since their formation;

•	certain regulatory matters;

•	tax treatment; and

•	absence of other representations and warranties.

Extraction’s representations and warranties relate to, among other topics, the following, as applicable:

•	organization, good standing, and qualification to conduct business;

•	capitalization;

•	corporate authority to enter into the Crestone Peak merger agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	SEC reports and financial statements and internal controls and procedures;

•	absence of certain changes or events;

•	absence of undisclosed material liabilities;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	compliance with applicable laws and permits;

•	compensation and employee benefits;

•	employment and labor matters;

•	tax matters;

•	litigation;

•	intellectual property;

•	real property, rights-of-way, reserve reports, oil and gas leases, and oil and gas interests;

•	environmental matters;

•	material contracts;

•	derivative transactions and hedging;

•	insurance;

•	absence of undisclosed brokers’ fees and expenses;

•	related party transactions;

•	certain regulatory matters; and

•	absence of other representations and warranties.

Certain of the representations and warranties given by Bonanza Creek, Crestone Peak and Extraction, as applicable, are qualified as to “materiality” or “material adverse effect.” For purposes of the Crestone Peak merger agreement, a “material adverse effect” with respect to a party means any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of Bonanza Creek, Crestone Peak or Extraction or its subsidiaries to consummate the Crestone Peak merger and the transactions or (b) has, or would have, a material adverse effect on the financial condition, business or results of operation of such party and its subsidiaries, taken as a whole; provided, however, that, in the case of clause (b) above, no effect (by itself or when taken together with any and all other effects) to the extent directly or indirectly resulting from, arising out of, attributable to or related to any of the following shall be deemed to be or constitute a “material adverse effect” or be taken into account when determining whether a “material adverse effect” has occurred or may, would or could occur: (1) general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally, (2) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including

(A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market, (3) conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry), (4) political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism), (5) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters and weather conditions, (6) the announcement of the Crestone Peak merger agreement or the pendency or consummation of the transactions (other than with respect to any representation or warranty that is intended to address the consequences resulting from the execution and delivery of the Crestone Peak merger agreement or the announcement or consummation of the transactions), (7) the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is requested in writing by Bonanza Creek or expressly required by, the Crestone Peak merger agreement, the public announcement of the Crestone Peak merger agreement or the transactions (provided that this clause (7) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Crestone Peak merger agreement or the consummation of the transactions), (8) changes in law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or interpretations thereof), or that result from any action taken for the purpose of complying with the foregoing, or (9) any changes in the share price or trading volume of such party’s stock or any failure by such party to meet any analysts’ estimates or expectations of such party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such party or any of its subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect); provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (1) through (5) and (9), disproportionately adversely affect Bonanza Creek or Crestone Peak and their respective subsidiaries, as applicable, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “material adverse effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

Conduct of Business

Pursuant to the Crestone Peak merger agreement, each of Bonanza Creek and Crestone Peak has agreed to restrict the conduct of its respective business between June 6, 2021 and the earlier of the Merger Sub 1 merger effective time and the termination of the Crestone Peak merger agreement.

Conduct of Business by Crestone Peak and its Subsidiaries

In general, except as previously disclosed to Bonanza Creek and Extraction, expressly permitted or required by the Crestone Peak merger agreement or applicable law (including any COVID-19 measures), or as otherwise consented to in writing by Bonanza Creek and Extraction (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Merger Sub 1 effective time and the termination of the Crestone Peak merger agreement, each Group Company has agreed to, and to cause each of its subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and employees and (iii) preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

In addition, except as previously disclosed to Bonanza Creek and Extraction, expressly required by the Crestone Peak merger agreement, applicable law, or otherwise consented to in writing by Bonanza Creek and Extraction in writing (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Merger Sub 1 merger effective time and the termination of the Crestone Peak merger agreement, each Group Company has agreed that it will not, and will cause its subsidiaries not to:

(i)    (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, a Group Company or its subsidiaries, except for dividends and distributions by a wholly owned subsidiary of Crestone Peak to Crestone Peak or another subsidiary of Crestone Peak; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Crestone Peak or any of its subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Crestone Peak or any subsidiary of Crestone Peak, except as required by the terms of any capital stock or equity interest existing and disclosed to Bonanza Creek and Extraction as of June 6, 2021;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, a Group Company or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) issuances by a wholly owned subsidiary of Crestone Peak of such subsidiary’s capital stock or other equity interests to Crestone Peak or any other wholly owned subsidiary of Crestone Peak; and (B) shares of capital stock issued as a dividend made in accordance with paragraph (i) above;

(iii)    amend or propose to amend a Group Company’s organizational documents or amend or propose to amend the organizational documents of any of the Group Companies’ subsidiaries (other than ministerial changes);

(iv)    (A) merge, consolidate, combine or amalgamate with any person other than between wholly owned subsidiaries of Crestone Peak or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than (1) acquisitions of inventory, equipment or other similar assets in the ordinary course of business or (2) pursuant to existing contracts disclosed to Bonanza Creek and Extraction;

(v)    sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties; other than (A) pursuant to a “Company Contract” (as defined in the Crestone Peak merger agreement) in effect on June 6, 2021 and disclosed to Bonanza Creek and Extraction, (B) sales, leases, exchanges or dispositions for which the consideration is less than $1 million individually or $3 million in the aggregate, (C) among Crestone Peak and its wholly owned subsidiaries or among wholly owned subsidiaries of Crestone Peak, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of hydrocarbons in the ordinary course of business or (F) swaps of assets or property, which may include cash consideration, of up to $2 million in the aggregate for all such swap transactions;

(vi)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of a Group Company or any of its subsidiaries, other than such transactions among wholly owned subsidiaries of Crestone Peak;

(vii)    change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Crestone Peak and its subsidiaries, except as required by GAAP, COPAS or applicable law;

(viii)    make, change or revoke any material tax election, but excluding any election that must be made periodically and is made consistent with past practice, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any material closing agreement with respect to taxes, settle or compromise any material proceeding regarding any taxes, or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

(ix)    take any action or cause any action to be taken, which action could prevent or impede the Crestone Peak merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(x)    except as required pursuant to an existing Crestone Peak benefit plan, or with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice (provided such ordinary course of business exception applies solely to employees that are not Tier 1, 2, 3 or 4 Participants under Crestone Peak’s change in control severance plan), (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable law or as is provided to a newly hired employee as permitted under the Crestone Peak merger agreement (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Crestone Peak benefit plan, (C) grant or commit to grant any equity-based awards, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Crestone Peak benefit plan which was not in existence as of June 6, 2021 (or any arrangement that would be a Crestone Peak benefit plan if it had been in existence as of June 6, 2021), or amend or terminate any Crestone Peak benefit plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire or terminate (other than for cause) any employee with an annualized base salary in excess of $250,000 (except as is reasonably necessary to replace any employee);

(xi)    recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xii)    (A) incur, create, assume, waive or release any indebtedness or guarantee any such indebtedness of another person; or (B) create any encumbrances on any property or assets of a Group Company or any of its subsidiaries in connection with any indebtedness thereof, other than certain permitted encumbrances; provided, however, that the foregoing clause (B) will not restrict the incurrence of indebtedness under existing credit facilities or the creation of any encumbrances securing any indebtedness under such existing credit facilities, so long as borrowings under the Company Credit Facility (as defined in the Crestone Peak merger agreement) do not exceed the amount disclosed to Bonanza Creek and Extraction;

(xiii)    (A) enter into any contract that would be a contract or a related party transaction if it were in effect on June 6, 2021 or (B) modify, amend, terminate or assign, or waive or assign any rights under, any contract or related party transaction (including the renewal of existing contracts and related party transactions on substantially the same terms in the ordinary course of business consistent with past practice), subject to certain exceptions, in the ordinary course of business consistent with past practice;

(xiv)    cancel, modify or waive any debts or claims held by a Group Company or any of its subsidiaries or waive any rights held by a Group Company or any of its subsidiaries having a value in excess of $200,000 individually or $1 million in the aggregate;

(xv)    waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any proceeding (excluding any proceeding in respect of taxes) except solely for monetary payments of no more than $200,000 individually or $1 million in the aggregate, net of applicable insurance payments, recoveries or proceeds, on a basis that would not (A) prevent or materially delay consummation of the mergers or the transactions and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Bonanza Creek or its subsidiaries or a finding or admission of a violation of law;

(xvi)    make or commit to make any capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in the Group Companies’ capital expenditure budget for such fiscal quarter as disclosed to Bonanza Creek and Extraction, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1 million in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform for Crestone Peak and its subsidiaries (provided that Crestone Peak will notify Bonanza Creek of any such emergency expenditure as soon as reasonably practicable);

(xvii)    fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of the Group Companies and their respective subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii)    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the mergers set forth in the Extraction merger agreement to not be satisfied; or

(xix)    agree or commit to take any action that is prohibited by the foregoing.

Conduct of Business by Bonanza Creek and its Subsidiaries

In general, except as previously disclosed to Crestone Peak and Extraction, expressly permitted or required by the Crestone Peak merger agreement, without the consent of Extraction by the Bonanza Creek and Extraction merger agreement or applicable law (including any COVID-19 measures) or as otherwise consented to in writing by Crestone Peak (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Merger Sub 1 merger effective time and the termination of the Crestone Peak merger agreement, Bonanza Creek has agreed to, and to cause each of its subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and employees and (iii) preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

In addition, except as previously disclosed to Crestone Peak and Extraction, expressly required by the Crestone Peak merger agreement or applicable law, expressly permitted or required without the consent of Extraction by the Bonanza Creek and Extraction merger agreement or as otherwise consented to in writing by Crestone Peak (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Merger Sub 1 merger effective time and the termination of the Crestone Peak merger agreement, Bonanza Creek has agreed that it will not, and will cause its subsidiaries not to:

(i)    (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Bonanza Creek or its subsidiaries, except (1) for dividends and distributions by a wholly owned subsidiary of Bonanza Creek to Bonanza Creek or another subsidiary of Bonanza Creek and (2) quarterly cash dividends of Bonanza Creek that do not exceed $0.35 per share of Bonanza Creek common stock per fiscal quarter, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Bonanza Creek or any of its subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Bonanza Creek or any subsidiary of Bonanza Creek, except as required by the terms of any capital stock or equity interest of a subsidiary or in respect of any equity awards outstanding as of June 6, 2021 or issued after June 6, 2021 in accordance with the terms of the Crestone Peak merger agreement, in accordance with the terms of the Bonanza Creek equity plan and applicable award agreements;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Bonanza Creek or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Bonanza Creek common stock upon the vesting or lapse of any restrictions on any awards granted under the Bonanza Creek equity plan and outstanding on June 6, 2021 or issued in compliance with clause (D) below; (B) issuances by a wholly owned subsidiary of Bonanza Creek of such subsidiary’s capital stock or other equity interests to Bonanza Creek or any other wholly owned subsidiary of Bonanza Creek; (C) shares of capital stock issued as a dividend made in accordance with the Crestone Peak merger agreement; and (D) issuances of Bonanza Creek common stock in connection with transactions consummated in compliance with the conduct of business covenant below relating to merging, consolidating, combining or amalgamating with other persons;

(iii)    amend or propose to amend Bonanza Creek’s organizational documents or amend or propose to amend the organizational documents of any subsidiary of Bonanza Creek (other than ministerial changes);

(iv)    (A) merge, consolidate, combine or amalgamate with any person other than between wholly owned subsidiaries of Bonanza Creek or, in connection with any acquisition permitted by clause (B), or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) acquisitions of inventory, equipment or other similar assets in the ordinary course of business or (2) pursuant to existing contracts disclosed to Crestone Peak and Extraction;

(v)    sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties; other than (A) pursuant to a “Parent Contract” (as defined in the Crestone Peak merger agreement) in effect on June 6, 2021 and disclosed to Crestone Peak and Extraction, (B) sales, leases exchanges or dispositions for which the consideration is less than $1 million individually or $3 million in the aggregate, (C) among Bonanza Creek and its wholly owned subsidiaries or among wholly owned subsidiaries of Bonanza Creek, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of hydrocarbons in the ordinary course of business, or (F) swaps of assets or property, which may include cash consideration, of up to $2 million in the aggregate for all such swap transactions;

(vi)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Bonanza Creek or any of its subsidiaries, other than such transactions among wholly owned subsidiaries of Bonanza Creek;

(vii)    change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Bonanza Creek and its subsidiaries, except as required by GAAP or applicable law;

(viii)    make, change or revoke any material tax election, but excluding any election that must be made periodically and is made consistent with past practice, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any material closing agreement with respect to taxes, settle or compromise any material proceeding regarding any taxes or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

(ix)    take any action or cause any action to be taken, which action could prevent or impede the Crestone Peak merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(x)    recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi)    (A) incur, create, assume, waive or release any indebtedness or guarantee any such indebtedness of another person or (B) incur, create, assume, waive or release any encumbrances on any property or assets of Bonanza Creek or any of its subsidiaries in connection with any indebtedness thereof, other than certain permitted encumbrances; provided, however, that the foregoing will not restrict the incurrence of indebtedness under existing credit facilities or the creation of any encumbrances securing any such indebtedness under existing credit facilities, so long as borrowings under the Parent Credit Facility (as defined in the Crestone Peak merger agreement) do not exceed the amount disclosed to Crestone Peak and Extraction;

(xii)    except as required pursuant to an existing Bonanza Creek benefit plan or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable law or as is provided to a newly hired employee as permitted under the Crestone Peak merger agreement (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Bonanza Creek benefit plan, (C) grant or commit to grant any equity-based awards, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Bonanza Creek benefit plan which was not in existence as of June 6, 2021 (or any arrangement that would be a Bonanza Creek benefit plan if it had been in existence as of June 6, 2021), or amend or terminate any Bonanza Creek benefit plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire or terminate (other than for cause) any employee with an annualized base salary in excess of $125,000 (except as is reasonably necessary to replace any employee);

(xiii)    (A) enter into any contract that would be a Parent Contract if it were in effect on June 6, 2021, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Parent Contract (including the renewal of existing Parent Contracts on substantially the same terms in the ordinary course of business consistent with past practice), other than in each case, with respect to contracts involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Bonanza Creek or its subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) hydrocarbons in the ordinary course of business;

(xiv)    cancel, modify or waive any debts or claims held by Bonanza Creek or any of its subsidiaries or waive any rights held by Bonanza Creek or any of its subsidiaries having a value in excess of $200,000 individually or $1 million in the aggregate;

(xv)    waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle or compromise any proceedings (excluding any proceeding in respect of taxes) except solely for monetary payments of no more than $200,000 individually or $1 million in the aggregate, net of applicable insurance payments, recoveries or proceeds, on a basis that would not (A) prevent or materially delay consummation of the mergers or the transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Bonanza Creek or its subsidiaries or a finding or admission of a violation of law;

(xvi)    make or commit to make any capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in Bonanza Creek’s capital expenditure budget for such fiscal quarter as disclosed to Crestone Peak and Extraction, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1 million in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Bonanza Creek and its subsidiaries (provided that Bonanza Creek will notify Crestone Peak of any such emergency expenditure as soon as reasonably practicable);

(xvii)    fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Bonanza Creek and its subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii)    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger Sub 1 merger set forth in the Crestone Peak merger agreement to not be satisfied;

(xix)    (A) consent in writing or otherwise to any action or inaction by Extraction that would violate the interim operating covenants with respect to Extraction in the Bonanza Creek and Extraction merger agreement, (B) amend the Bonanza Creek and Extraction merger agreement, (C) waive any obligation of Extraction under the Bonanza Creek and Extraction merger agreement other than a waiver of certain conditions to closing set forth therein or (D) knowingly fail to enforce its rights against Extraction in respect of any material breach under the Bonanza Creek and Extraction merger agreement; provided, that, for the avoidance of doubt, Bonanza Creek will have the right to terminate the Bonanza Creek and Extraction merger agreement in accordance with its terms; or

(xx)    agree or commit to take any action that is prohibited by the foregoing.

Employee Matters

Pursuant to the Crestone Peak merger agreement, each of Bonanza Creek and Crestone Peak have agreed to the following arrangements with respect to the post-closing compensation and benefits of employees of Crestone Peak or its subsidiaries who were employed by Crestone Peak or any of its subsidiaries on the date of closing and who continue to be employed by Bonanza Creek or any of its subsidiaries on the date of closing (the “Crestone Peak Employees”):

•

Between June 6, 2021 and the Merger Sub 1 merger effective time, Crestone Peak and its subsidiaries will make their employees reasonably available to Bonanza Creek so that Bonanza Creek may interview such employees and evaluate their roles and responsibilities with Crestone Peak and its subsidiaries, including with respect to potential promotions, transfers or job eliminations following the closing of the mergers.

•

For a period of twelve months following the closing date, each employee who is employed as of the closing date by Crestone Peak or a subsidiary of Crestone Peak and who continues to be so employed as of immediately following the closing date will be provided with (i) annual base salary or base wage rate, and annual cash bonus opportunities that are not less favorable than the Crestone Peak Employees’ annual base salary or base wage rate, and annual cash bonus opportunities as of the Merger Sub 1 merger effective time, and (ii) other employee benefits that are, in the aggregate, substantially comparable to those in effect for similarly situated employees of Bonanza Creek and its subsidiaries. In addition, a Crestone Peak Employee whose employment is involuntarily terminated other than for cause within the period of 12 months following the closing date (or such longer change in control coverage period as required under the applicable Crestone Peak benefit plan) shall be provided with severance benefits (subject to satisfying any applicable release requirements) that are no less favorable than those in effect for such Crestone Peak Employee immediately prior to the closing date.

•

Bonanza Creek will, or will cause the Crestone surviving company and its subsidiaries to honor their obligations under all employment, severance, change in control, retention and other agreements, if any, between the Crestone Peak or a subsidiary and a Crestone Peak Employee, including certain scheduled Crestone Peak benefit plans (provided that this will not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable agreements).

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The parties will, or will cause the Crestone surviving company and its subsidiaries to, use commercially reasonable efforts to credit the Crestone Peak Employees for purposes of vesting, eligibility, severance and benefit accrual under the Bonanza Creek benefit plans (other than for any purposes with respect to any defined benefit plans, retiree medical benefits or disability benefits or to the extent it would result in a duplication of benefits or compensation for the same period of service) in which the Crestone Peak Employees participate, for such Crestone Peak Employee’s service with Crestone Peak and its subsidiaries (and any predecessor entities), as applicable, to the same extent and for the same purposes that such service was taken into account under a corresponding Crestone Peak Employee benefit plan in effect immediately prior to the closing date, to the extent that such credit does not result in duplicate benefits.

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The parties will, or will cause the Crestone surviving company and its subsidiaries to, use commercially reasonable efforts to waive pre-existing condition limitations, eligibility requirements and waiting periods under the Bonanza Creek health benefit plans provided to Crestone Peak Employees, and provide credit to Crestone Peak Employees for the plan year in which the closing date occurs towards applicable copayments, deductibles and annual out-of-pocket limits for medical expenses incurred prior to the closing date for which payment has been made, in each case to the extent permitted by the applicable insurance plan provider and only to the extent such copayments, deductibles or limits for medical expenses were satisfied or did not apply under the analogous Crestone Peak employee benefit plan in effect immediately prior to the closing date.

•

Upon advance written request by Bonanza Creek at least three days prior to the closing date, Crestone Peak will cause Crestone Peak and its subsidiaries to take all necessary and appropriate actions to cause each 401(k) plan to be terminated and all participants to cease participating under any such 401(k) plan, in each case, no later than the business day preceding the closing date.

Notwithstanding the foregoing, nothing in the Crestone Peak merger agreement is intended to confer upon any individual the right to remain employed for any period of time or to restrict Bonanza Creek’s, the Crestone surviving company’s or any of their respective affiliates’ right to (i) terminate any individual’s employment at any time and for any reason, (ii) provide any person any right to employment or service with Bonanza Creek or any of its subsidiaries or any particular term or condition of employment or service, or (iii) terminate, revise or amend any of their respective employee benefit plans sponsored, maintained or contributed to by Crestone Peak, Bonanza Creek or any of their respective affiliates.

No Solicitation; Changes in Recommendation

No Solicitation by Bonanza Creek

Bonanza Creek has agreed that, from and after June 6, 2021, Bonanza Creek and its officers and directors will, and will cause Bonanza Creek’s subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause the other representatives of Bonanza Creek and its subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a “Bonanza Creek competing proposal” (as defined below). Bonanza Creek was required to immediately terminate any physical and electronic data access related to any potential Bonanza Creek competing proposal previously granted to such person.

Bonanza Creek has also agreed that, from and after June 6, 2021, Bonanza Creek and its officers and directors will not, will cause Bonanza Creek’s subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other representatives of Bonanza Creek and its subsidiaries not to, directly or indirectly:

•

initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Bonanza Creek competing proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of a Bonanza Creek competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Bonanza Creek competing proposal;

•

furnish any information regarding Bonanza Creek or its subsidiaries, or access to the properties, assets or employees of Bonanza Creek or its subsidiaries, to any person in connection with or in response to any Bonanza Creek competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Bonanza Creek competing proposal;

•

enter into any letter of intent or agreement in principle, or other agreement providing for a Bonanza Creek competing proposal (other than certain confidentiality agreements, as described below under the section entitled “— No Solicitation; Changes in Recommendation — Bonanza Creek: No Solicitation Exceptions”); or

•	submit any Bonanza Creek competing proposal to the vote of the Bonanza Creek stockholders.

Notwithstanding the foregoing, Bonanza Creek or any of its representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Bonanza Creek superior proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its representatives of the restrictions described in this section “— No Solicitation; Changes in Recommendation” (without conveying, requesting or attempting to gather any other information except as otherwise permitted under Bonanza Creek’s non-solicitation covenants in the Crestone Peak merger agreement).

From and after June 6, 2021, Bonanza Creek will promptly (and in any event within 24 hours) notify Crestone Peak of the receipt by Bonanza Creek (either directly or indirectly) of any Bonanza Creek competing proposal or any expression of interest, inquiry, proposal or offer with respect to a Bonanza Creek competing proposal made on or after June 6, 2021 or any request for information or data relating to Bonanza Creek or any of its subsidiaries made by any person in connection with a Bonanza Creek competing proposal or any request for discussions or negotiations with Bonanza Creek or a representative of Bonanza Creek relating to a Bonanza Creek competing proposal (including the identity of such person), and Bonanza Creek will provide to Crestone Peak promptly (and in any event within 24 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Bonanza Creek competing proposal made in writing provided to Bonanza Creek or any of its subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Bonanza Creek competing proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Bonanza Creek will keep Crestone Peak reasonably informed, on a prompt basis (and in any event within 24 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and will promptly (and in any event within 24 hours) apprise Crestone Peak of the status of any such discussions or negotiations and will provide to Crestone Peak as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other written materials provided to Bonanza Creek or its representatives from any person. Bonanza Creek will notify Crestone Peak if Bonanza Creek determines to begin providing information or to engage in discussions or negotiations concerning a Bonanza Creek competing proposal, prior to providing any such information or engaging in any such discussions or negotiations.

Definition of Bonanza Creek Competing Proposal

A “Bonanza Creek competing proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Bonanza Creek or any of its subsidiaries) involving directly or indirectly:

•

any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of Bonanza Creek or any of its subsidiaries (including capital stock of or ownership interests in any subsidiary) that generated 15% or more of Bonanza Creek’s and its subsidiaries’ assets (by fair market value), net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

•

any acquisition of beneficial ownership by any person or group of 15% or more of the outstanding shares of Bonanza Creek common stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the outstanding shares of Bonanza Creek common stock or any other securities entitled to vote on the election of directors; or

•

any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Bonanza Creek or any of its subsidiaries which is structured to permit any person or group to acquire beneficial ownership of at least 15% of Bonanza Creek’s and its subsidiaries’ assets or equity interests.

Notwithstanding the foregoing, a Bonanza Creek competing proposal does not include the transactions contemplated under the Bonanza Creek and Extraction merger agreement.

Bonanza Creek: No Solicitation Exceptions

Prior to, but not after, the time the Crestone Peak share issuance proposal has been approved by the Bonanza Creek stockholders, Bonanza Creek and its representatives may engage in the second and third bullets in the second paragraph of the section above titled “— No Solicitation; Changes in Recommendation — No Solicitation by Bonanza Creek” with any person if Bonanza Creek receives a bona fide written Bonanza Creek competing proposal from such person and such Bonanza Creek competing proposal did not arise from a breach of the obligations described in “— No Solicitation; Changes in Recommendation — No Solicitation by Bonanza Creek”; provided, however, that:

•

no information that is prohibited from being furnished pursuant to the “no solicitation” obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by Bonanza Creek” may be furnished until Bonanza Creek receives an executed confidentiality agreement, subject to certain conditions, including that the terms of such confidentiality agreement are no less favorable to Bonanza Creek in the aggregate than the terms of the Confidentiality Agreement dated June 12, 2020 between Bonanza Creek and Crestone Peak, as amended by the First Amendment to Confidentiality Agreement, dated April 16, 2021 (as amended, the “Confidentiality Agreement”) and that such confidentiality agreement does not contain provisions that prohibit Bonanza Creek from complying with the obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by Bonanza Creek”;

•

any such non-public information has previously been made available to, or is made available to, Crestone Peak prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such person;

•

prior to taking any such actions, the Bonanza Creek board determines in good faith, after consultation with Bonanza Creek’s financial advisors and outside legal counsel, that such Bonanza Creek competing proposal is, or would reasonably be expected to lead to, a Bonanza Creek superior proposal; and

•

prior to taking any such actions, the Bonanza Creek board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Bonanza Creek board to the Bonanza Creek stockholders under applicable law.

No Solicitation by Crestone Peak

Crestone Peak has agreed that each Group Company will not, and will not authorize or permit any of its affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Crestone Peak alternative proposal (as defined below); (ii) enter into discussions or negotiations with, or provide any information to, any person concerning a Crestone Peak alternative proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Crestone Peak alternative proposal. Each Group Company will immediately cease and cause to be terminated, and will cause its affiliates and all of its and their representatives to immediately cease and cause to be terminated, (i) all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could reasonably be expected to lead to, a Crestone Peak alternative proposal and (ii) access to any physical or electronic data rooms with respect to, or that could reasonably be expected to lead to, a Crestone Peak alternative proposal. Within five (5) business days of June 6, 2021, each Group Company was required to request the prompt return or destruction of all confidential information previously furnished to any person (other than Extraction) within the last twelve (12) months for the purposes of evaluating a possible Crestone Peak alternative proposal.

In addition, each Group Company will promptly (and in any event within 24 hours after receipt thereof by Crestone Peak or its representatives) advise Bonanza Creek orally and in writing of any Crestone Peak alternative proposal, any request for information with respect to any Crestone Peak alternative proposal, or any inquiry with respect to or which could reasonably be expected to result in a Crestone Peak alternative proposal and the material terms and conditions of such request, Crestone Peak alternative proposal or inquiry, and the identity of the person making the same.

Definition of Crestone Peak Alternative Proposal

A “Crestone Peak alternative proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Bonanza Creek or any of its subsidiaries) involving directly or indirectly:

•

any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of a Group Company or any of its subsidiaries (including capital stock of or ownership interests in any subsidiary) that generated 15% or more of such Group Company’s and its subsidiaries’ assets (by fair market value), net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

•

any acquisition of beneficial ownership by any person or group of 15% or more of the outstanding shares of Crestone Peak common stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the outstanding shares of Crestone Peak common stock or any other securities entitled to vote on the election of directors;

•

any acquisition of beneficial ownership by any person or group of 15% or more of any class of equity securities in CPR or any other securities entitled to vote on the election of directors of Crestone Peak Resources GP Inc. (“CPR GP”) or any tender or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of any class of equity securities in CPR or any other securities entitled to vote on the election of directors of CPR GP; or

•

any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Crestone Peak or any of its subsidiaries which is structured to permit any person or group to acquire beneficial ownership of at least 15% of Crestone Peak’s and its subsidiaries’ assets or equity interests.

Bonanza Creek: Restrictions on Change of Recommendation

Subject to certain exceptions described below, Bonanza Creek and its officers and directors will not, will cause its subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other representatives of Bonanza Creek and its subsidiaries not to, directly or indirectly:

•

withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Crestone Peak, the Bonanza Creek board recommendation;

•	fail to include the Bonanza Creek board recommendation in this joint proxy statement/prospectus;

•

publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement relating to a Bonanza Creek competing proposal (other than certain confidentiality agreements, as described above under the section entitled “— No Solicitation; Changes in Recommendation — Bonanza Creek: No Solicitation Exceptions”) (a “Bonanza Creek alternative acquisition agreement”);

•

in the case of a Bonanza Creek competing proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Bonanza Creek common stock (other than by Crestone Peak or an affiliate of Crestone Peak), fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (i) three business days prior to the date of the Bonanza Creek special meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date of the Bonanza Creek special meeting) or (ii) 10 business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

•

if a Bonanza Creek competing proposal will have been publicly announced or disclosed (other than pursuant to the foregoing bullet), fail to publicly reaffirm the Bonanza Creek board recommendation on or prior to the earlier of (i) five business days after Crestone Peak so requests in writing or (ii) three business days prior to the date of the Bonanza Creek special meeting (or promptly after announcement or disclosure of such Bonanza Creek competing proposal if announced or disclosed on or after the third business day prior to the date of the Bonanza Creek special meeting); or

•	cause or permit Bonanza Creek to enter into a Bonanza Creek alternative acquisition agreement.

We refer to the taking of any of the actions described in the bullets above as a “Bonanza Creek recommendation change.”

Bonanza Creek: Permitted Changes of Recommendation in Connection with Superior Proposals

Prior to, but not after, the time the Crestone Peak share issuance proposal has been approved by the Bonanza Creek stockholders, in response to a bona fide written Bonanza Creek competing proposal from a third party that was not solicited at any time following the execution of the Crestone Peak merger agreement and did not arise from a breach of the obligations set forth Bonanza Creek’s non-solicitation covenants, if the Bonanza Creek board so chooses, the Bonanza Creek board may effect a Bonanza Creek change of recommendation if:

•

the Bonanza Creek board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Bonanza Creek competing proposal is a Bonanza Creek superior proposal (as defined below);

•

the Bonanza Creek board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Bonanza Creek recommendation change in response to such Bonanza Creek superior proposal would be inconsistent with the fiduciary duties owed by the Bonanza Creek board to the Bonanza Creek stockholders under applicable law;

•

Bonanza Creek provides Crestone Peak written notice of such proposed action and the basis therefore five business days in advance, which notice will set forth in writing that the Bonanza Creek board intends to consider whether to take such action and includes a copy of the available proposed Bonanza Creek competing proposal and any applicable transaction and financing documents;

•

after giving such notice and prior to effecting such Bonanza Creek recommendation change, Bonanza Creek negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Crestone Peak (to the extent Crestone Peak wishes to negotiate) to make such adjustments or revisions to the terms of the Crestone Peak merger agreement as would permit the Bonanza Creek not to effect a Bonanza Creek recommendation change in response thereto; and

•

at the end of the five business day period, prior to taking action to effect a Bonanza Creek recommendation change, the Bonanza Creek board takes into account any adjustments or revisions to the terms of the Crestone Peak merger agreement proposed by Crestone Peak in writing and any other information offered by Crestone Peak in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Bonanza Creek competing proposal remains a Bonanza Creek superior proposal and, after consultation with its outside legal counsel, that the failure to effect a Bonanza Creek recommendation change in response to such Bonanza Creek superior proposal would be inconsistent with the fiduciary duties owed by the Bonanza Creek board to the Bonanza Creek stockholders under applicable law, provided that in the event of any material changes regarding any Bonanza Creek superior proposal (it being understood that any amendment or modification to the economic terms of any such Bonanza Creek superior proposal will be deemed material), Bonanza Creek will be required to deliver a new written notice to Crestone Peak and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two business days; provided, further, that any such new written notice will in no event shorten the original five business day notice period.

Definition of Bonanza Creek Superior Proposal

A “Bonanza Creek superior proposal” means a bona fide written proposal that is not solicited after June 6, 2021 and is made after June 6, 2021 by any person or group (other than Crestone Peak or any of its affiliates) to acquire, directly or indirectly, (i) businesses or assets of Bonanza Creek or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that account for 80% or more of the fair market value of such assets or that generated 80% or more of Bonanza Creek’s and its subsidiaries’ net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, respectively, or (ii) more than 80% of the outstanding shares of Bonanza Creek common stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Bonanza Creek board, after consultation with Bonanza Creek’s financial advisors:

•

if consummated, would result in a transaction more favorable to Bonanza Creek stockholders from a financial point of view than the Merger Sub 1 merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of the Crestone Peak merger agreement offered by Crestone Peak in response to such proposal or otherwise);

•

is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the Bonanza Creek board; and

•	for which, if applicable, financing is fully committed or determined in good faith to be available by the Bonanza Creek board.

Bonanza Creek: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to, but not after, the time the Crestone Peak share issuance proposal has been approved by the Bonanza Creek stockholders, in response to a Bonanza Creek intervening event that occurs or arises after the execution of the Crestone Peak merger agreement and that did not arise from or in connection with a breach of the Crestone Peak merger agreement by Bonanza Creek, Bonanza Creek may, if the Bonanza Creek board so chooses, effect a Bonanza Creek change of recommendation; provided that such a Bonanza Creek recommendation change may not be made unless and until:

•	the Bonanza Creek board determines in good faith, after consultation with its financial advisors and outside legal counsel, that a Bonanza Creek intervening event (as defined below) has occurred;

•

the Bonanza Creek board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Bonanza Creek recommendation change in response to such Bonanza Creek intervening event would be inconsistent with the fiduciary duties owed by the Bonanza Creek board to the Bonanza Creek stockholders under applicable law;

•

Bonanza Creek provides Crestone Peak written notice of such proposed action and the basis therefore five business days in advance, which notice will set forth in writing that the Bonanza Creek board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Bonanza Creek intervening event;

•

after giving such notice and prior to effecting such Bonanza Creek recommendation change, Bonanza Creek negotiates (and causes its officers, employees, financial advisors and outside legal counsel to negotiate) in good faith with Crestone Peak (to the extent Crestone Peak wishes to negotiate) to make such adjustments or revisions to the terms of the Crestone Peak merger agreement as would permit the Bonanza Creek board not to effect a Bonanza Creek recommendation change in response thereto; and

•

at the end of the five business day period, prior to taking action to effect a Bonanza Creek recommendation change, the Bonanza Creek board takes into account any adjustments or revisions to the terms of the Crestone Peak merger agreement proposed by Crestone Peak in writing and any other information offered by Crestone Peak in response to the notice, and determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Bonanza Creek recommendation change in response to such Bonanza Creek intervening event would be inconsistent with the fiduciary duties owed by the Bonanza Creek board to the Bonanza Creek stockholders under applicable law, provided that in the event of any material changes regarding any Bonanza Creek intervening event, Bonanza Creek will be required to deliver a new written notice to Crestone Peak and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two business days; provided, further, that any such new written notice will in no event shorten the original five business day notice period.

Definition of Bonanza Creek Intervening Event

A “Bonanza Creek intervening event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Bonanza Creek that occurs or arises after June 6, 2021 that was not known to or reasonably foreseeable by the Bonanza Creek board as of June 6, 2021 (or if known, the magnitude or material consequences of which were not known by the Bonanza Creek board as of June 6, 2021); provided, however, that in no event shall the receipt, existence or terms of a Bonanza Creek competing proposal or any matter relating thereto or of consequence thereof constitute a Bonanza Creek intervening event.

Bonanza Creek: Confidentiality and Standstill Agreements

From June 6, 2021 and continuing until the earlier of the Merger Sub 1 merger effective time and the termination of the Crestone Peak merger agreement, Bonanza Creek has agreed not to (and it will cause its subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its subsidiaries is a party. However, prior to, but not after, the time the Crestone Peak share issuance proposal has been approved by the Bonanza Creek stockholders, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Bonanza Creek board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Bonanza Creek competing proposal, on a confidential basis, to the Bonanza Creek board and communicate such waiver to the applicable third party. Bonanza Creek must advise Crestone Peak at least two business days prior to taking such action.

Certain Permitted Disclosure

The Bonanza Creek board may, after consultation with its outside legal counsel, make such disclosures as the Bonanza Creek board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in this joint proxy statement/prospectus by applicable U.S. federal securities laws. However, if such disclosure has the effect of withdrawing or adversely modifying the recommendation of the Bonanza Creek board, such disclosure will be deemed a Bonanza Creek recommendation change, and Crestone Peak will have the right to terminate the Crestone Peak merger agreement as set forth below in the section entitled “— Termination of the Crestone Peak Merger Agreement.”

Efforts to Close the Crestone Peak Merger

The parties have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper, or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the mergers and the transactions and, subject to applicable law and as otherwise required by any governmental entity, shall keep each other apprised of the status of matters relating to the consummation of the mergers and the transactions, including promptly furnishing the other party with copies of notices or other communications received from any third party or any governmental entity with respect to the Crestone Peak merger and the transactions.

HSR and Other Regulatory Approvals

Bonanza Creek, Crestone Peak and Eagle have agreed to use their reasonable best efforts to take all actions or do all things necessary, proper or advisable to consummate and make effective the transactions, including (i) the prompt preparation and filing of all forms and other submissions required to be filed with any governmental entity prior to the consummation of the transactions, (ii) the satisfaction of the conditions to consummating the transactions, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any governmental entity required to be obtained or made by Bonanza Creek, Extraction, any Group Company or any of their respective subsidiaries in connection with or that are necessary to consummate the transactions, (iv) taking reasonable actions to defend any proceedings challenging the Crestone Peak merger agreement or the consummation of the transactions, including seeking to have any stay or temporary restraining order entered by any governmental entity vacated or reversed and (v) the execution and delivery of any additional instruments necessary to consummate the transactions and to fully carry out the purposes of the Crestone Peak merger agreement.

Bonanza Creek and each Group Company shall also:

•

each keep the other apprised of the status of matters relating to the completion of the transactions and work cooperatively in connection with obtaining all required consents, clearances, authorizations, orders or approvals of, or any exemptions by, any governmental entity;

•

promptly consult with the other parties with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or its counsel) copies of), all filings, notices or other submissions made by such party with any governmental entity or any other information supplied by such party to, or correspondence with, a governmental entity in connection with the Crestone Peak merger agreement and the transactions;

•

promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any material communication from any governmental entity regarding the transactions;

•

permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication with any such governmental entity;

•

if any party or any representative thereof receives a request for additional information or documentary material from any governmental entity with respect to the transactions, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties, an appropriate response in substantial compliance with such request;

•

refrain from participating in any meeting or teleconference with any governmental entity where material issues would likely be discussed in connection with the Crestone Peak merger agreement and the transactions unless it consults with the other parties in advance and, to the extent permitted by such governmental entity, gives the other parties the opportunity to attend and participate thereat;

•

furnish the other parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such governmental entity with respect to the Crestone Peak merger agreement and the transactions; and

•

furnish the other parties with such necessary information and reasonable assistance as the other parties may reasonably request in connection with its preparation of necessary filings, notices or other submissions of information or documents to any such governmental entity; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Group Companies, Bonanza Creek, the transactions or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

Efforts to Hold the Bonanza Creek Special Meeting; Crestone Peak Stockholder Consent

Bonanza Creek Special Meeting

Bonanza Creek has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Bonanza Creek to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Crestone Peak share issuance proposal and the Extraction share issuance proposal by Bonanza Creek stockholders, to be held as promptly as reasonably practicable after the clearance of this joint proxy statement/prospectus by the SEC and the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC. Except as permitted in the Crestone Peak merger agreement, the Bonanza Creek board must recommend that the Bonanza Creek stockholders vote in favor of the Crestone Peak share issuance proposal and the Extraction share issuance proposal at the Bonanza Creek special meeting and the Bonanza Creek board must solicit from Bonanza Creek stockholders proxies in favor of the Crestone Peak share issuance proposal and the Extraction share issuance proposal, and this joint proxy statement/prospectus is required to include such recommendation of the Bonanza Creek board.

Bonanza Creek (i) will be required to adjourn or postpone the Bonanza Creek special meeting to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to the Bonanza Creek stockholders or if, as of the time the Bonanza Creek special meeting is scheduled, there are insufficient shares of Bonanza Creek common stock represented (either virtually or by proxy) to constitute a quorum necessary to conduct business at the Bonanza Creek special meeting, and (ii) may adjourn or postpone the Bonanza Creek special meeting if, as of the time for which the Bonanza Creek special meeting is scheduled, there are insufficient shares of Bonanza Creek common stock represented (either virtually or by proxy) to obtain the approval of the Crestone Peak share issuance proposal and the Bonanza Creek and Extraction merger.

Notwithstanding the foregoing, the Bonanza Creek special meeting will not be adjourned or postponed to a date that is more than 15 business days after the date for which the Bonanza Creek special meeting was previously scheduled (though the Bonanza Creek special meeting shall be adjourned or postponed every time the circumstances described in (i) exist, and may be adjourned or postponed every time the circumstances described in (ii) exist) or to a date on or after December 1, 2021.

If requested by Crestone Peak, Bonanza Creek will promptly provide all voting tabulation reports relating to the Bonanza Creek special meeting and will otherwise keep Crestone Peak reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Bonanza Creek stockholders with respect thereto. Unless there has been a Bonanza Creek recommendation change, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Bonanza Creek stockholders or any other person to prevent the approval of the Crestone Peak and Extraction share issuance proposals by Bonanza Creek stockholders.

Once Bonanza Creek has established a record date for the Bonanza Creek special meeting, Bonanza Creek may not change such record date or establish a different record date for the Bonanza Creek special meeting without the prior written consent of Crestone Peak (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or its organizational documents or in connection with a postponement or adjournment permitted pursuant to the Crestone Peak merger agreement. Bonanza Creek has agreed that its obligations to call, give notice of, convene and hold the Bonanza Creek special meeting will not be affected by the making of a Bonanza Creek recommendation change and such obligations will not be affected by the commencement, announcement, disclosure, or communication to Bonanza Creek of any Bonanza Creek competing proposal or other proposal or the occurrence or disclosure of any Bonanza Creek intervening event.

Crestone Peak Stockholder Consent

The Crestone Peak Stockholder has delivered to Bonanza Creek a written consent in accordance with Crestone Peak’s organizational documents approving and adopting the Crestone Peak merger agreement and the transactions contemplated thereby, and no special meeting of Crestone Peak or additional approval of the Crestone Peak Stockholder is necessary for the transactions.

Indemnification and Insurance

Bonanza Creek and the Crestone surviving company have agreed to, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Bonanza Creek or Crestone Peak, as applicable, immediately prior to June 6, 2021, each person who is now, or has been at any time prior to June 6, 2021 or who becomes, prior to the Merger Sub 1 merger effective time, an officer, director of Bonanza Creek or Crestone Peak or any of their respective subsidiaries or who acts as a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Bonanza Creek or Crestone Peak, in each case, when acting in such capacity (whom are referred to herein as the “indemnified persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened proceeding to which such indemnified person is a party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was an officer or director of Bonanza Creek or Crestone Peak or any of their respective subsidiaries, a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Bonanza Creek or Crestone Peak or is or was serving at the request of Bonanza Creek, Crestone Peak or any of their respective subsidiaries as an officer, director, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Merger Sub 1 merger effective time and whether asserted or claimed prior to, but not after, the Merger Sub 1 merger effective time (which liabilities are referred to herein as “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Crestone Peak merger agreement or the transactions, in each case to the fullest extent permitted under applicable law (and Bonanza Creek and the Crestone surviving company will, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of Crestone Peak’s regularly engaged legal counsel or other counsel satisfactory to Bonanza Creek and the Crestone surviving company, in advance of the final disposition of any such proceeding to each indemnified person to the fullest extent permitted under applicable law).

Until the six-year anniversary date of the Merger Sub 1 merger effective time, neither Bonanza Creek nor the Crestone surviving company will amend, repeal or otherwise modify any provision in the organizational documents of the Crestone surviving company or its subsidiaries in any manner that would affect (or manage the Crestone surviving company or its subsidiaries, with the intent to or in a manner that would affect) adversely the rights of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Bonanza Creek and the Crestone surviving company and its subsidiaries will fulfill and honor any indemnification, expense advancement, or exculpation agreements between Bonanza Creek, Crestone Peak or any of their respective subsidiaries and any of their respective officers, directors existing and in effect immediately prior to the Merger Sub 1 merger effective time.

Bonanza Creek and the Crestone surviving company will cause to be put in place, and Bonanza Creek will fully prepay immediately prior to the Merger Sub 1 merger effective time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the Merger Sub 1 merger effective time (which is referred to herein as the “tail period”) from an insurance carrier with the same or better credit rating as Bonanza Creek’s or Crestone Peak’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Bonanza Creek’s or Crestone Peak’s existing policies, as applicable, subject to a premium cap, with respect to matters, acts or omissions existing or occurring at, prior to, or after the Merger Sub 1 merger effective time.

Other Covenants and Agreements

The Crestone Peak merger agreement contains certain other covenants and agreements, including, among other things, covenants relating to:

•	preparation by Bonanza Creek of this joint proxy statement/prospectus;

•

access by each party to certain information about the other party during the period prior to the earlier of the Merger Sub 1 merger effective time or termination of the Crestone Peak merger agreement, as applicable;

•	cooperation between Bonanza Creek and Crestone Peak in connection with public announcements;

•

taking all reasonable steps within each party’s control to exempt (or ensure the continued exemption of) the Crestone Peak merger and the transactions from the takeover laws of any state that purport to apply to the Crestone Peak merger agreement or the transactions;

•	certain employee matters;

•	cooperation between Bonanza Creek and Crestone Peak in the defense or settlement of any stockholder litigation relating to the transactions;

•	issuance of Bonanza Creek common stock to be issued in the Merger Sub 1 merger to be approved for listing on the NYSE prior to the Merger Sub 1 merger effective time;

•	cooperation regarding the treatment of the Crestone Peak merger as a reorganization within the meaning of Section 368(a) of the Code;

•

Bonanza Creek and Crestone Peak using their respective reasonable best efforts (including in the event that the borrowing base under the Bonanza Creek credit facility is reduced on or prior to the closing date) to procure, through the amendment or restatement of Bonanza Creek’s existing credit facility, arrangement of debt financing or through a new credit facility, or any combination of the foregoing, senior secured debt financing on terms reasonably acceptable to Bonanza Creek, Extraction and Crestone Peak in an amount sufficient for the combined company’s liquidity needs and in an amount of not less than $700 million (in the case of the amended or restated Bonanza Creek credit facility, the aggregate borrowing base and available commitments (drawn and undrawn) thereunder shall be increased so that the total borrowing base and available commitments thereunder after giving effect to such amendment or restatement are in an amount sufficient for the combined company’s liquidity needs and in an amount not less than $700 million);

•

Crestone Peak using commercially reasonable efforts to obtain a waiver from each individual who could be a “disqualified individual” (within the meaning of 280G of the Code) and seeking approval of its stockholders to render the parachute payment provisions inapplicable to payment and/or benefits;

•

Crestone Peak using commercially reasonable efforts to provide and cause its subsidiaries to provide Bonanza Creek such cooperation as may be reasonably requested by Bonanza Creek with respect to the arrangement of debt financing and/or replacement financing;

•	Crestone Peak using reasonable best efforts to prepare and deliver to Bonanza Creek certain financial statements;

•

instruction by Bonanza Creek of its transfer agent to create a book-entry account for Crestone Peak in which, effective at the closing of the transaction, to credit such account with the Crestone Peak merger consideration;

•	entry into a registration rights agreement; and

•

cooperation regarding the amendment or novation of Crestone Peak’s derivative contracts and compliance with hedging requirements under the Crestone Peak credit facility and the Bonanza Creek credit facility.

Conditions to Completion of the Crestone Peak Merger

The obligations of Bonanza Creek and Crestone Peak to consummate the Merger Sub 1 merger are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

•

approval of the Crestone Peak merger proposal by the Crestone Peak stockholders shall have been obtained and (ii) approval of the Bonanza Creek share issuance proposal by the Bonanza Creek stockholders shall have been obtained;

•	any waiting period applicable to the transactions under the HSR Act shall have been terminated or shall have expired;

•

no governmental entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the transactions, including the Merger Sub 1 merger, and no law shall have been adopted that makes consummation of the transactions, including the Merger Sub 1 merger, illegal or otherwise prohibited;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Bonanza Creek in connection with the issuance of shares of Bonanza Creek common stock in the Extraction merger shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order;

•	the shares of Bonanza Creek common stock to be issued pursuant to the Crestone Peak merger shall have been authorized for listing on the NYSE, upon official notice of issuance; and

•	the closing of the transactions contemplated by the Extraction merger agreement.

The obligation of the Group Companies to effect the Crestone Peak merger is also subject to the satisfaction, or waiver by the Group Companies, of the following additional conditions:

•

the accuracy of the representations and warranties of Bonanza Creek, Raptor Condor Merger Sub 1 and Raptor Condor Merger Sub 2 set forth in the Crestone Peak merger agreement, subject to the materiality standards set forth in the Crestone Peak merger agreement, as of June 6, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Crestone Peak’s receipt of an officer’s certificate from Bonanza Creek to that effect;

•

the accuracy of the representations and warranties of Extraction set forth in the Crestone Peak merger agreement, subject to the materiality standards set forth in the Crestone Peak merger agreement, as of June 6, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Crestone Peak’s receipt of an officer’s certificate from Extraction to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Crestone Peak merger agreement by Bonanza Creek, Raptor Condor Merger Sub 1 and Raptor Condor Merger Sub 2 prior to the Merger Sub 1 merger effective time, and Crestone Peak’s receipt of an officer’s certificate from Bonanza Creek to that effect; and

•	the absence of any waiver of the conditions to the closing of the transactions set forth in the Extraction merger agreement in a manner materially adverse to Crestone Peak or its stockholder.

The obligation of Bonanza Creek, Raptor Condor Merger Sub 1 and Raptor Condor Merger Sub 2 to effect the Crestone Peak merger is also subject to the satisfaction, or waiver by Bonanza Creek, of the following additional conditions:

•

the accuracy of the representations and warranties of the Group Companies set forth in the Crestone Peak merger agreement, subject to the materiality standards set forth in the Crestone Peak merger agreement, as of June 6, 2021 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Bonanza Creek’s receipt of an officer’s certificate from the Group Companies to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Crestone Peak merger agreement by the Group Companies prior to the Merger Sub 1 merger effective time, and Bonanza Creek’s receipt of an officer’s certificate from the Group Companies to that effect;

•	delivery by the Group Companies of certain financial statements; and

•

receipt by Crestone Peak of an assignment by the Crestone Peak Stockholder of all outstanding loans by such shareholder to Crestone Peak as a contribution in respect of its capital stock, or other cancellation of all of its outstanding indebtedness.

As further discussed under the section entitled “Risk Factors,” neither Bonanza Creek nor Crestone Peak can be certain when, or if, the conditions to the Crestone Peak merger will be satisfied or waived, or that the Crestone Peak merger will be completed.

Termination of the Crestone Peak Merger Agreement

Bonanza Creek and Crestone Peak may mutually agree in writing to terminate the Crestone Peak merger agreement before consummating the Crestone Peak merger, even after approval of the Crestone Peak share issuance proposal by the Bonanza Creek stockholders and the Crestone Peak merger by the Crestone Peak stockholders has been obtained. Further, the Crestone Peak merger agreement will be automatically terminated if the Extraction merger agreement is terminated for any reason.

In addition, either Bonanza Creek (after reasonably consulting with Extraction and considering, in good faith, Extraction’s views) or Crestone Peak may terminate the Crestone Peak merger agreement if:

•

any governmental entity having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the mergers and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any law that permanently makes consummation of the Crestone Peak merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate the Crestone Peak merger agreement under this bullet shall not be available to any party whose failure to fulfill any material covenant or agreement pursuant to the Crestone Peak merger agreement has been the primary cause of or resulted in the action or event described in this bullet occurring;

•

the consummation of the Crestone Peak merger has not occurred on or before 5:00 p.m. Denver, Colorado time, on December 6, 2021 (the “Crestone Peak outside date”); provided that the right to terminate the Crestone Peak merger agreement under this bullet shall not be available to any party whose failure to fulfill any material covenant or agreement pursuant to the Crestone Peak merger agreement has been the primary cause of or resulted in the failure of the mergers to occur on or before such date;

•

the other party has breached any representation, warranty, covenant or other agreement contained in the Crestone Peak merger agreement, which would give rise to the failure of certain conditions to the merger and such breach is not curable prior to the Crestone Peak outside date or, if curable prior to the Crestone Peak outside date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching party of such breach and (ii) two business days prior to the Crestone Peak outside date (a “terminable breach”); provided, however, that the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the Crestone Peak merger agreement and, with respect to Crestone Peak, the Crestone Peak Stockholder is not in material breach of its obligations under the support agreement; or

•	the approval of the Crestone Peak issuance proposal by the Bonanza Creek stockholders shall not have been obtained upon a vote at a duly held Bonanza Creek special meeting.

In addition, the Crestone Peak merger agreement may be terminated under the following circumstances:

•

by Crestone Peak, prior to, but not after, the time the Bonanza Creek stockholders approve the Crestone Peak share issuance proposal, if the Bonanza Creek board thereof has effected a Bonanza Creek recommendation change (whether or not such Bonanza Creek recommendation change is permitted by the Crestone Peak merger agreement);

•	by Crestone Peak if any waiver of any of the conditions to the closing of the Extraction merger agreement has been provided by Bonanza Creek or Extraction; or

•

by Bonanza Creek if (i) the Group Companies have not delivered particular financial statements to Bonanza Creek by July 2, 2021 or (ii) if the audited financial statements of Crestone Peak Resources LLC for fiscal year 2020 are materially different (not including going concern qualifications) in an adverse manner from corresponding financial statements previously provided to Bonanza Creek; provided, that the termination right under clause (i) is conditioned upon Bonanza Creek delivering notice of termination prior to filing this joint proxy statement and the termination right under clause (ii) is conditioned upon Bonanza Creek delivering notice of termination no later than 5 business days after the event giving rise to Bonanza Creek’s termination rights thereunder.

Expenses and Termination Fees Relating to the Termination of the Crestone Peak Merger Agreement

Termination Fees Payable by Bonanza Creek

The Crestone Peak merger agreement requires Bonanza Creek to pay Crestone Peak a termination fee of $37.5 million, except such termination fee will be reduced to $15,000,000 if a termination fee is also paid by Bonanza Creek or Extraction under the Extraction merger agreement, if:

•

Crestone Peak terminates the Crestone Peak merger agreement following a Bonanza Creek recommendation change as described above in the section entitled “— Termination of the Crestone Peak Merger Agreement”;

•	the Bonanza Creek and Extraction merger agreement terminates and either Bonanza Creek or Extraction receives a termination fee under such agreement; or

•

(i)(a) either party terminates the Crestone Peak merger agreement because the Bonanza Creek stockholder approval is not obtained and on or before the date of any such termination a Bonanza Creek competing proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven business days prior to the Bonanza Creek special meeting or (b) Bonanza Creek terminates the Crestone Peak merger agreement following the Crestone Peak outside date at a time when Crestone Peak would be permitted to terminate the Crestone Peak merger agreement due to a terminable breach by Bonanza Creek or Crestone Peak terminates the Crestone Peak merger agreement due to a terminable breach by Bonanza Creek and on or before the date of any such termination a Bonanza Creek competing proposal shall have been announced, disclosed or otherwise communicated to the Bonanza Creek board and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within 12 months after the date of such termination, Bonanza Creek enters into a definitive agreement with respect to a Bonanza Creek competing proposal (or publicly approves or recommends to the Bonanza Creek stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Bonanza Creek competing proposal) or consummates a Bonanza Creek competing proposal.

In no event shall Bonanza Creek be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Crestone Peak

The Crestone Peak merger agreement requires Crestone Peak to pay Bonanza Creek a termination fee of $37.5 million, if:

•

(i) Crestone Peak terminates the Crestone Peak merger agreement following the Crestone Peak outside date at a time when Bonanza Creek would be permitted to terminate the Crestone Peak merger agreement due to a terminable breach by Crestone Peak or Bonanza Creek terminates the Crestone Peak merger agreement due to a terminable breach by Crestone Peak on or before the date of any such termination a Crestone Peak alternative proposal shall have been announced, disclosed or otherwise communicated to the Crestone Peak board and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within 12 months after the date of such termination, Crestone Peak enters into a definitive agreement with respect to a Crestone Peak alternative proposal (or publicly approves or recommends to the Crestone Peak stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Crestone Peak alternative proposal) or consummates a Crestone Peak alternative proposal.

In no event shall Crestone Peak be required to pay the termination fee on more than one occasion.

Amendments and Waivers

Subject to applicable law, (i) any provision of the Crestone Peak merger agreement may be amended by written agreement of each of the parties; provided that, once adopted by the Crestone Peak stockholders, no amendments to the Crestone Peak merger agreement which by law would require further approval by the Crestone Peak stockholders shall be made without first obtaining such further approval, and (ii) either party may waive the other party’s compliance with the terms of the Crestone Peak merger agreement if consented to in writing by Extraction, in the case of a waiver by Bonanza Creek.

Specific Performance

In addition to any other remedy that may be available to each party, including monetary damages, prior to the termination of the Crestone Peak merger agreement, each of the parties will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of the Crestone Peak merger agreement and to enforce specifically the terms and provisions of the Crestone Peak merger agreement.

Governing Law

The Crestone Peak merger agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial information and related footnotes (the “Pro Forma Financial Statements”) have been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, which is herein referred to as Article 11. The Pro Forma Financial Statements of Bonanza Creek present the combination of the financial information and the pro forma effect with respect to the following transactions (collectively, the “Transactions”), further details of which are included within the footnotes to the Pro Forma Financial Statements:

•

the completion of Bonanza Creek’s acquisition of HighPoint, pursuant to the terms of HighPoint’s prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the “Prepackaged Plan”), which was confirmed by the United States Bankruptcy Court for the District of Delaware on March 18, 2021, pursuant to a confirmation order effective on April 1, 2021 (the “HighPoint effective date”) (the transactions, including the reorganization transactions discussed in Note 4 to the Pro Forma Financial Statements, the “HighPoint merger”);

•

the proposed merger of equals pursuant to the agreement and plan of merger entered into on May 9, 2021 between Bonanza Creek, Raptor Eagle Merger Sub, and Extraction, whereby Raptor Eagle Merger Sub will merge with and into Extraction, with Extraction continuing its existence as the surviving Extraction corporation following the merger as a wholly owned subsidiary of Bonanza Creek (the “Extraction merger”); and

•

the proposed acquisition by Bonanza Creek pursuant to the agreement and plan of merger entered into on June 6, 2021 between Bonanza Creek, Raptor Condor Merger Sub 1, Raptor Condor Merger Sub 2, CPR, Crestone Peak, Crestone Peak Resources Management LP, and solely for purposes of specific articles, Extraction, whereby Raptor Condor Merger Sub 1 will merge with and into Crestone Peak, with Crestone Peak continuing its existence as the surviving corporation following the Merger Sub 1 merger, and the subsequent merger of Crestone Peak with and into Raptor Condor Merger Sub 2 (the Merger Sub 2 merger and together with the Merger Sub 1 Merger, the “Crestone Peak merger”), with Merger Sub 2 continuing as the surviving entity as a wholly owned subsidiary of Bonanza Creek.

The HighPoint merger has been accounted for, and the Extraction merger and Crestone Peak merger will be accounted for, using the acquisition method of accounting, with Bonanza Creek identified as the acquirer. Under the acquisition method of accounting, Bonanza Creek has recorded assets acquired and liabilities assumed from HighPoint, and will record assets acquired and liabilities assumed from Extraction and Crestone Peak, at their respective acquisition date fair values at the effective times and effective dates.

The Pro Forma Financial Statements have been prepared from the respective historical consolidated financial statements of Bonanza Creek, HighPoint (a debtor-in-possession as of March 31, 2021), Extraction, and Crestone Peak, adjusted to give effect to the Transactions. The unaudited pro forma condensed combined balance sheet (the “Pro Forma Balance Sheet”) combines the historical condensed consolidated balance sheets of Bonanza Creek, HighPoint, Extraction and Crestone Peak as of March 31, 2021, giving effect to the Transactions as if they had been consummated on March 31, 2021. The unaudited pro forma condensed combined statements of operations (the “Pro Forma Statements of Operations”) for the three months ended March 31, 2021, and the year ended December 31, 2020, combine the historical condensed consolidated statements of operations of Bonanza Creek, HighPoint, Extraction, and Crestone Peak, giving effect to the Transactions as if they had been consummated on January 1, 2020. The Pro Forma Financial Statements contain certain reclassification adjustments to conform the historical HighPoint, Extraction, and Crestone Peak financial statement presentation to Bonanza Creek’s financial statement presentation.

The Pro Forma Financial Statements are presented to reflect the Transactions and do not represent what Bonanza Creek’s financial position or results of operations would have been had the Transactions occurred on the dates noted above, nor do they project the financial position or results of operations of the combined company following the effective dates. The Pro Forma Financial Statements are intended to provide information about the continuing impact of the Transactions as if they had been consummated earlier. The Transaction Accounting Adjustments are based on available information and certain assumptions that management believes are factually supportable as of the date of this joint proxy statement/prospectus. In the opinion of management, all adjustments necessary to present fairly the Pro Forma Financial Statements have been made.

Bonanza Creek, HighPoint, Extraction and Crestone Peak have incurred certain non-recurring charges and Bonanza Creek, Extraction, and Crestone Peak anticipate that additional non-recurring charges will be incurred in connection with the Transactions, the substantial majority of which consist of transaction costs related to financial advisors, legal services, and professional accounting services. Any such charge could affect the future results of the post-acquisition company in the period in which such charges are incurred; however, these costs are not expected to be incurred in any period beyond 12 months from the effective dates. Accordingly, the Pro Forma Statement of Operations for the year ended December 31, 2020, reflects the effects of these non-recurring charges, which are not included in the historical balance sheets of Bonanza Creek, HighPoint, Extraction, or Crestone Peak as of March 31, 2021.

While the Pro Forma Financial Statements do not include the realization of any cost savings from operating efficiencies, synergies or future restructuring activities which might result from the Transactions, management’s estimates of certain cost savings to be realized as a result of the Transactions are illustrated in Note 7 to the Pro Forma Financial Statements. Further, there may be additional charges related to other integration activities or the restructuring resulting from the Transactions, the timing, nature and amount of which management cannot identify as of the date of this joint proxy statement/prospectus, and thus, such charges are not reflected in the Pro Forma Financial Statements.

As of the date of this joint proxy statement/prospectus, the fair value estimates of the HighPoint assets acquired and liabilities assumed are preliminary as Bonanza Creek continues to complete the detailed valuation analysis to arrive at the required final estimates, which will be completed as soon as practicable.

Also as of the date of this joint proxy statement/prospectus, Bonanza Creek has used currently available information to determine preliminary fair value estimates for the merger consideration and its allocation to the assets acquired and liabilities assumed in the Extraction merger and the Crestone Peak merger. Until the Extraction merger and Crestone Peak merger are completed, Bonanza Creek, Extraction, and Crestone Peak are limited in their ability to share certain information. Therefore, Bonanza Creek has estimated the fair values of Extraction’s and Crestone Peak’s assets and liabilities based on reviews of available financial statements, preliminary valuation studies, allowed discussions with Extraction’s and Crestone Peak’s management teams and other due diligence procedures.

The final determination of the fair values of the assets and liabilities of Extraction and Crestone Peak will be based on the actual net tangible and intangible assets and liabilities of Extraction and Crestone Peak that exist as of the respective closing date of each of the mergers and, therefore, cannot be made prior to the completion of either of the mergers. In addition, the value of the consideration to be paid by Bonanza Creek upon the consummation of the Extraction merger and the Crestone Peak merger will be determined based on the closing price of Bonanza Creek common stock on the effective date of each of the mergers.

As a result of the foregoing, the Transaction Accounting Adjustments are preliminary and subject to change as additional information becomes available and additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the Pro Forma Financial Statements presented herein. The assumptions and estimates used to determine the preliminary purchase price allocations and fair value adjustments are described in the notes accompanying the Pro Forma Financial Statements. Any increases or decreases in the fair values of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the Pro Forma Balance Sheet and if applicable, the Pro Forma Statements of Operations. The final purchase price allocations may be materially different than those reflected in the preliminary purchase price allocations presented herein.

The Pro Forma Financial Statements should be read in conjunction with:

•

the audited consolidated financial statements contained in Bonanza Creek’s Annual Report on Form 10-K for the year ended December 31, 2020 and the unaudited consolidated financial statements contained in Bonanza Creek’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, each of which is incorporated by reference into this joint proxy statement/prospectus;

•

the audited consolidated financial statements contained in HighPoint’s Annual Report on Form 10-K for the year ended December 31, 2020 and the unaudited consolidated financial statements and footnotes of HighPoint (debtor-in-possession) for the quarter ended March 31, 2021, each of which is incorporated by reference into this joint proxy statement/prospectus;

•

the audited consolidated financial statements contained in Extraction’s Annual Report on Form 10-K for the year ended December 31, 2020 (debtor-in-possession) and the unaudited consolidated financial statements contained in Extraction’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, each of which is incorporated by reference into this joint proxy statement/prospectus;

•

the audited consolidated financial statements of Crestone Peak for the year ended December 31, 2020, and the unaudited condensed consolidated financial statements of Crestone Peak as of and for the three months ended March 31, 2021, each of which is included in this joint proxy statement/prospectus; and

•

other information related to Bonanza Creek, HighPoint, Extraction and Crestone Peak contained in, incorporated by reference into or attached to this joint proxy statement/prospectus, as further described in the sections entitled “Selected Historical Consolidated Financial Data of Bonanza Creek,” “Selected Historical Consolidated Financial Data of HighPoint,” “Selected Historical Consolidated Financial Data of Extraction,” “Selected Historical Consolidated Financial Data of Crestone Peak,” “Where You Can Find More Information,” as well as the factors described in the section entitled “Risk Factors.”

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2021

	Historical		HighPoint Transaction Accounting Adjustments			Pro Forma Combined
	Bonanza Creek	HighPoint (Debtor-In- Possession)	Reclass Adjustments — Note 3(a)	Pro Forma Adjustments — Note 4		Bonanza Creek and HighPoint
	(in thousands, except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$38,695	$49,827	$—	$(8,462)	(a)	$80,060
Restricted cash	—	—	—	—		—
Accounts receivable, net:
Oil and gas sales	37,644	—	26,343	—		63,987
Joint interest and other	15,495	—	9,734	(5,327)	(b)(d)	19,902
Accounts receivable, net of allowance	—	36,077	(36,077)	—		—
Prepaid expenses and other	3,468	3,882	—	1,031	(c)(d)	8,381
Inventory, prepaid expenses and other	—	—	—	—		—
Inventory of oilfield equipment	9,601	—	12,304	(7,616)	(d)	14,289
Other current assets	—	—	—	—		—
Derivative assets	—	—	—	—		—

Total current assets	104,903	89,786	12,304	(20,374)		186,619

Property and equipment (successful efforts method):
Proved properties	1,096,588	2,764,351	(12,304)	(2,212,227)	(c)(d)(e)(i)	1,636,408
Less: accumulated depreciation, depletion, and amortization	(229,877)	(2,301,347)	10,403	2,290,944	(e)	(229,877)

Total proved properties, net	866,711	463,004	(1,901)	78,717		1,406,531
Unproved properties	98,194	209,901	(51,059)	(158,842)	(e)	98,194
Wells in progress	43,664	—	51,059	(51,059)	(e)	43,664
Other property and equipment, net of accumulated depreciation	3,143	—	10,180	(7,411)	(d)	5,912
Furniture, equipment and other	—	30,235	(30,235)	—		—

Total property and equipment, net	1,011,712	703,140	(21,956)	(138,595)		1,554,301
Long-term derivative assets	92	—	—	—		92
Right-of-use assets	28,127	—	9,652	(5,642)	(d)	32,137
Deferred income tax assets	60,564	—	—	110,513	(e)	171,077
Other noncurrent assets	2,888	10,918	—	(7,838)	(c)(d)	5,968

Total assets	$1,208,286	$803,844	$—	$(61,936)		$1,950,194

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (Continued)

As of March 31, 2021

	Historical		HighPoint Transaction Accounting Adjustments			Pro Forma Combined
	Bonanza Creek	HighPoint (Debtor-In- Possession)	Reclass Adjustments — Note 3(a)	Pro Forma Adjustments — Note 4		Bonanza Creek and HighPoint
	(in thousands, except per share amounts)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$39,607	$24,206	$28,573	$(3,820)	(a)(b)(d)(f)(g)	$88,566
Oil and gas revenue distribution payable	23,720	18,830	—	1,956	(g)	44,506
Lease liability	12,400	—	—	744	(d)(g)	13,144
Production taxes payable	—	28,573	(28,573)	—		—
Production and other taxes payable	—	—	—	—		—
Accrued interest payable	—	—	—	—		—
Asset retirement obligations	—	—	—	—		—
Derivative liability	18,549	16,588	—	(3,106)	(d)	32,031
Current portion of long-term debt	—	154,000	—	(154,000)	(a)	—
Current tax liability	—	—	—	—		—

Total current liabilities	94,276	242,197	—	(158,226)		178,247
Long-term liabilities:
Liabilities subject to compromise	—	649,609	—	(649,609)	(g)	—
Credit facility	—	—	—	155,000	(a)	155,000
Long-term debt	—	—	—	100,000	(e)	100,000
Lease liability	15,939	—	—	3,266	(d)(g)	19,205
Production and other taxes payable	—	—	—	—		—
Ad valorem taxes	21,226	—	2,820	926	(d)	24,972
Derivative liability	1,421	—	1,109	3,910	(d)	6,440
Deferred income taxes	—	1,556	—	(1,556)	(d)	—
Asset retirement obligations for oil and gas properties	28,664	25,278	—	(805)	(d)	53,137
Other noncurrent liabilities	—	3,929	(3,929)	—	(g)(h)	—
Due to related party	—	—	—	—		—

Total liabilities	161,526	922,569	—	(547,094)		537,001

Temporary equity:
Redeemable noncontrolling interests	—	—	—	—		—
Stockholders’ equity:
Common stock	4,282	4	—	94	(j)(i)	4,380
Additional paid-in capital	708,836	1,784,187	—	(1,409,352)	(j)(i)	1,083,671
Retained earnings (accumulated deficit)	333,642	(1,902,916)	—	1,894,416	(f)(i)	325,142
Non-redeemable noncontrolling interests	—	—	—	—		—

Total stockholders’ equity	1,046,760	(118,725)	—	485,158		1,413,193

Total liabilities and stockholders’ equity	$1,208,286	$803,844	$—	$(61,936)		$1,950,194

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements”

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (Continued)

As of March 31, 2021

	Pro Forma Combined	Historical	Extraction Transaction Accounting Adjustments			Pro Forma Combined
	Bonanza Creek and HighPoint	Extraction Successor	Reclass Adjustments — Note 3(b)	Pro Forma Adjustments — Note 5		Bonanza Creek (Excluding Crestone Peak)
	(in thousands, except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$80,060	$38,430	$—	$(2,478)	(a)	$116,012
Restricted cash	—	25,641	—	(25,641)	(b)	—
Accounts receivable, net:
Oil and gas sales	63,987	64,893	—	—		128,880
Joint interest and other	19,902	24,508	—	(128)	(c)	44,282
Accounts receivable, net of allowance	—	—	—	—		—
Prepaid expenses and other	8,381	—	16,778	691	(a)(d)	25,850
Inventory, prepaid expenses and other	—	30,274	(30,274)	—		—
Inventory of oilfield equipment	14,289	—	13,496	—		27,785
Other current assets	—	—	—	—		—
Derivative assets	—	—	—	—		—

Total current assets	186,619	183,746	—	(27,556)		342,809

Property and equipment (successful efforts method):
Proved properties	1,636,408	969,594	—	938,433	(c)(d)(e)(h)	3,544,435
Less: accumulated depreciation, depletion, and amortization	(229,877)	(36,233)	—	36,233	(e)	(229,877)

Total proved properties, net	1,406,531	933,361	—	974,666		3,314,558
Unproved properties	98,194	136,679	—	74,876	(e)	309,749
Wells in progress	43,664	6,984	—	(6,984)	(e)	43,664
Other property and equipment, net of accumulated depreciation	5,912	56,226	—	—		62,138
Furniture, equipment and other	—	—	—	—		—

Total property and equipment, net	1,554,301	1,133,250	—	1,042,558		3,730,109
Long-term derivative assets	92	1,191	—	—		1,283
Right-of-use assets	32,137	—	—	—		32,137
Deferred income tax assets	171,077	—	—	—		171,077
Other noncurrent assets	5,968	13,936	—	(4,679)	(a)(d)	15,225

Total assets	$1,950,194	$1,332,123	$—	$1,010,323		$4,292,640

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (Continued)

As of March 31, 2021

	Pro Forma Combined	Historical	Extraction Transaction Accounting Adjustments				Pro Forma Combined
	Bonanza Creek and HighPoint	Extraction Successor	Reclass Adjustments — Note 3(b)	Pro Forma Adjustments — Note 5			Bonanza Creek (Excluding Crestone Peak)
	(in thousands, except per share amounts)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$88,566	$115,550	$111,703	$(6,010)	(a	)(b)(c)(f)	$309,809
Oil and gas revenue distribution payable	44,506	145,004	—	—			189,510
Lease liability	13,144	—	—	—			13,144
Production taxes payable	—	99,929	(99,929)	—			—
Production and other taxes payable	—	—	—	—			—
Accrued interest payable	—	1,832	(1,832)	—			—
Asset retirement obligations	—	9,942	(9,942)	—			—
Derivative liability	32,031	26,674	—	—			58,705
Current portion of long-term debt	—	—	—	—			—
Current tax liability	—	23,325	—	—			23,325

Total current liabilities	178,247	422,256	—	(6,010)			594,493
Long-term liabilities:
Liabilities subject to compromise	—	—	—	—			—
Credit facility	155,000	93,746	—	1,254	(a	)	250,000
Long-term debt	100,000	—	—	—			100,000
Lease liability	19,205	—	3,454	—			22,659
Production and other taxes payable	—	—	—	—			—
Ad valorem taxes	24,972	83,197	—	—			108,169
Derivative liability	6,440	132	—	—			6,572
Deferred income taxes	—	—	—	—			—
Asset retirement obligations for oil and gas properties	53,137	78,125	—	—			131,262
Other noncurrent liabilities	—	19,204	(3,454)	—			15,750
Due to related party	—	—	—	—			—

Total liabilities	537,001	696,660	—	(4,756)			1,228,905

Temporary equity:
Redeemable noncontrolling interests	—	—	—	—			—
Stockholders’ equity:
Common stock	4,380	257	—	16,466	(g	)(h)	21,103
Additional paid-in capital	1,083,671	546,652	—	1,108,887	(g	)(h)	2,739,210
Retained earnings (accumulated deficit)	325,142	88,554	—	(110,274)	(f	)(g)	303,422
Non-redeemable noncontrolling interests	—	—	—	—			—

Total stockholders’ equity	1,413,193	635,463	—	1,015,079			3,063,735

Total liabilities and stockholders’ equity	$1,950,194	$1,332,123	$—	$1,010,323			$4,292,640

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements”

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (Continued)

As of March 31, 2021

	Pro Forma Combined	Crestone Peak Historical	Crestone Peak Transaction Accounting Adjustments			Bonanza Creek Pro Forma Combined
	Bonanza Creek (Excluding Crestone Peak)		Reclass Adjustments — Note 3(c)	Pro Forma Adjustments — Note 6
	(in thousands, except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$116,012	$3,955	$—	$(7,415)	(a)	$112,552
Restricted cash	—	—	—	—		—
Accounts receivable, net:
Oil and gas sales	128,880	—	72,136	—		201,016
Joint interest and other	44,282	—	8,631	(339)	(b)	52,574
Accounts receivable, net of allowance	—	80,767	(80,767)	—		—
Prepaid expenses and other	25,850	—	12,478	1,819	(a)(c)	40,147
Inventory, prepaid expenses and other	—	—	—	—		—
Inventory of oilfield equipment	27,785	—	—	—		27,785
Other current assets	—	12,478	(12,478)	—		—
Derivative assets	—	9,882	—	—		9,882

Total current assets	342,809	107,082	—	(5,935)		443,956

Property and equipment (successful efforts method):
Proved properties	3,544,435	1,978,238	—	(648,275)	(b)(d)(e)(g)	4,874,398
Less: accumulated depreciation, depletion, and amortization	(229,877)	(1,224,684)	—	1,224,684	(d)	(229,877)

Total proved properties, net	3,314,558	753,554	—	576,409		4,644,521
Unproved properties	309,749	17,142	—	260,258	(d)	587,149
Wells in progress	43,664	—	—	—		43,664
Other property and equipment, net of accumulated depreciation	62,138	50,974	(7,115)	—		105,997
Furniture, equipment and other	—	—	—	—		—

Total property and equipment, net	3,730,109	821,670	(7,115)	836,667		5,381,331
Long-term derivative assets	1,283	20,486	—	—		21,769
Right-of-use assets	32,137	—	7,115	3,090	(e)	42,342
Deferred income tax assets	171,077	—	—	—		171,077
Other noncurrent assets	15,225	—	—	3,181	(a)(c)	18,406

Total assets	$4,292,640	$949,238	$—	$837,003		$6,078,881

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (Continued)

As of March 31, 2021

	Pro Forma Combined	Crestone Peak Historical	Crestone Peak Transaction Accounting Adjustments			Bonanza Creek Pro Forma Combined
	Bonanza Creek (Excluding Crestone Peak)		Reclass Adjustments — Note 3(c)	Pro Forma Adjustments — Note 6
	(in thousands, except per share amounts)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$309,809	$78,967	$30,645	$24,342	(a)(b)(f)	$443,763
Oil and gas revenue distribution payable	189,510	75,007	—	(33)	(b)	264,484
Lease liability	13,144	—	2,169	1,541	(e)	16,854
Production taxes payable	—	—	—	—		—
Production and other taxes payable	—	31,960	(31,960)	—		—
Accrued interest payable	—	—	—	—		—
Asset retirement obligations	—	5,801	(5,801)	—		—
Derivative liability	58,705	75,177	—	—		133,882
Current portion of long-term debt	—	—	—	—		—
Current tax liability	23,325	—	—	—		23,325

Total current liabilities	594,493	266,912	(4,947)	25,850		882,308
Long-term liabilities:
Liabilities subject to compromise	—	—	—	—		—
Credit facility	250,000	247,103	—	2,897	(a)	500,000
Long-term debt	100,000	—	—	—		100,000
Lease liability	22,659	—	5,558	938	(e)	29,155
Production and other taxes payable	—	54,870	(54,870)	—		—
Ad valorem taxes	108,169	—	54,870	—		163,039
Derivative liability	6,572	80,547	—	—		87,119
Deferred income taxes	—	—	—	—		—
Asset retirement obligations for oil and gas properties	131,262	88,638	—	—		219,900
Other noncurrent liabilities	15,750	611	(611)	—		15,750
Due to related party	—	738,663	—	(738,663)	(d)	—

Total liabilities	1,228,905	1,477,344	—	(708,978)		1,997,271

Temporary equity:
Redeemable noncontrolling interests	—	4,241	—	(4,241)	(d)	—
Stockholders’ equity:
Common stock	21,103	—	—	225	(h)	21,531
Additional paid-in capital	2,739,210	182,309	—	860,341	(g)(h)	3,781,860
Retained earnings (accumulated deficit)	303,422	(716,402)	—	691,402	(f)(g)	278,422
Non-redeemable noncontrolling interests	—	1,746	—	(1,746)	(d)	—

Total stockholders’ equity	3,063,735	(532,347)	—	1,550,222		4,081,610

Total liabilities and stockholders’ equity	$4,292,640	$949,238	$—	$837,003		$6,078,881

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements”

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Three Months Ended March 31, 2021

	Historical		HighPoint Transaction Accounting Adjustments			Pro Forma Combined
	Bonanza Creek	HighPoint (Debtor-In-Possession)	Reclass Adjustments — Note 3(a)	Pro Forma Adjustments — Note 4		Bonanza Creek and HighPoint
	(in thousands, except per share amounts)
Operating net revenues:
Oil and gas sales	$74,159	$72,019	$—	$—		$146,178
Oil sales	—	—	—	—		—
Natural gas sales	—	—	—	—		—
NGL sales	—	—	—	—		—
Operating expenses:
Lease operating expense	5,731	6,148	(1,228)	—		10,651
Midstream operating expense	3,905	—	1,228	—		5,133
Gathering, transportation, and processing	4,967	3,781	—	—		8,748
Severance and ad valorem taxes	4,604	3,722	—	—		8,326
Production, mineral and other taxes	—	—	—	—		—
Exploration	96	52	—	—		148
Depreciation, depletion, and amortization	18,823	19,322	—	(3,179)	(k)(l)	34,966
Abandonment and impairment of unproved properties	—	—	4,203	—		4,203
Impairment of oil and gas properties	—	4,203	(4,203)	—		—
Merger transaction costs	3,295	24,391	—	—		27,686
General and administrative expense	9,251	11,921	—	—		21,172
Unused commitments	—	4,911	—	—		4,911
Other operating expenses, net	—	231	—	—		231

Total operating expenses	50,672	78,682	—	(3,179)		126,175

Other income (expense):
Derivative loss	(23,419)	(35,462)	—	—		(58,881)
Interest expense, net	(419)	4,180	—	(6,351)	(m)	(2,590)
Other income (expense)	188	—	2,446	—		2,634
Interest and other income	—	2,446	(2,446)	—		—
Reorganization items	—	(8,764)	—	—		(8,764)

Total other income (expense)	(23,650)	(37,600)	—	(6,351)		(67,601)

Income (loss) from operations before taxes	(163)	(44,263)	—	(3,172)		(47,598)
Income tax benefit (expense)	44	—	—	778	(o)	822

Net income (loss)	(119)	(44,263)	—	(2,394)		(46,776)
Adjustments to reflect Series A preferred stock dividends and accretion of discount	—	—	—	—		—
Net loss attributable to noncontrolling interests	—	—	—	—		—

Net income (loss) attributable to common shareholders	$(119)	$(44,263)	$—	$(2,394)		$(46,776)

Net income (loss) per common share:
Basic	$(0.01)					$(1.53)
Diluted	$(0.01)					$(1.53)
Weighted-average common shares outstanding:
Basic	20,839			9,802	(j)	30,641
Diluted	20,839			9,802	(j)	30,641

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements”

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (CONTINUED)

Three Months Ended March 31, 2021

	Pro Forma Combined	Historical	Extraction Transaction Accounting Adjustments			Pro Forma Combined
	Bonanza Creek and HighPoint	Extraction As Adjusted — Note 2	Reclass Adjustments — Note 3(b)	Pro Forma Adjustments — Note 5		Bonanza Creek (Excluding Crestone Peak)
	(in thousands, except per share amounts)
Operating net revenues:
Oil and gas sales	$146,178	$—	$292,484	$—		$438,662
Oil sales	—	127,684	(127,684)	—		—
Natural gas sales	—	125,142	(125,142)	—		—
NGL sales	—	39,658	(39,658)	—		—
Operating expenses:
Lease operating expense	10,651	13,210	—	—		23,861
Midstream operating expense	5,133	—	—	—		5,133
Gathering, transportation, and processing	8,748	29,444	—	—		38,192
Severance and ad valorem taxes	8,326	24,734	—	—		33,060
Production, mineral and other taxes	—	—	—	—		—
Exploration	148	1,075	—	—		1,223
Depreciation, depletion, and amortization	34,966	54,708	—	18,398	(i)	108,072
Abandonment and impairment of unproved properties	4,203	—	—	—		4,203
Impairment of oil and gas properties	—	—	—	—		—
Merger transaction costs	27,686	—	—	—		27,686
General and administrative expense	21,172	9,752	—	1,645	(j)	32,569
Unused commitments	4,911	—	—	—		4,911
Other operating expenses, net	231	4,997	—	—		5,228

Total operating expenses	126,175	137,920	—	20,043		284,138

Other income (expense):
Derivative loss	(58,881)	(41,073)	—	—		(99,954)
Interest expense, net	(2,590)	(4,568)	—	4,386	(k)	(2,772)
Other income (expense)	2,634	18	—	—		2,652
Interest and other income	—	—	—	—		—
Reorganization items	(8,764)	873,908	—	—		865,144

Total other income (expense)	(67,601)	828,285	—	4,386		765,070

Income (loss) from operations before taxes	$(47,598)	$982,849	$—	$(15,657)		$919,594
Income tax benefit (expense)	822	(23,325)	—	3,841	(m)	(18,662)

Net income (loss)	(46,776)	959,524	—	(11,816)		900,514
Adjustments to reflect Series A preferred stock dividends and accretion of discount	—	(418)	—	—		(418)
Net loss attributable to noncontrolling interests	—	—	—	—		—

Net income (loss) attributable to common shareholders	$(46,776)	$959,106	$—	$(11,816)		$900,514

Net income (loss) per common share:
Basic	$(1.53)					$13.49
Diluted	$(1.53)					$13.47
Weighted-average common shares outstanding:
Basic	30,641			36,079	(h)	66,720
Diluted	30,641			36,217	(h)	66,858

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (CONTINUED)

Three Months Ended March 31, 2021

	Pro Forma Combined	Crestone Peak Historical	Crestone Peak Transaction Accounting Adjustments			Bonanza Creek Pro Forma Combined
	Bonanza Creek (Excluding Crestone Peak)		Reclass Adjustments — Note 3(c)	Pro Forma Adjustments — Note 6
	(in thousands, except per share amounts)
Operating net revenues:
Oil and gas sales	$438,662	$—	$126,654	$—		$565,316
Oil sales	—	79,296	(79,296)	—		—
Natural gas sales	—	22,835	(22,835)	—		—
NGL sales	—	24,523	(24,523)	—		—
Operating expenses:
Lease operating expense	23,861	9,375	—	—		33,236
Midstream operating expense	5,133	—	—	—		5,133
Gathering, transportation, and processing	38,192	20,672	—	—		58,864
Severance and ad valorem taxes	33,060	—	10,187	—		43,247
Production, mineral and other taxes	—	10,187	(10,187)	—		—
Exploration	1,223	—	—	1,497	(i)	2,720
Depreciation, depletion, and amortization	108,072	40,176	—	(4,421)	(j)	143,827
Abandonment and impairment of unproved properties	$4,203	$—	$—	$—		$4,203
Impairment of oil and gas properties	—	—	—	—		—
Merger transaction costs	27,686	—	—	—		27,686
General and administrative expense	32,569	5,802	—	2,795	(i)	41,166
Unused commitments	4,911	—	—	—		4,911
Other operating expenses, net	5,228	—	—	—		5,228

Total operating expenses	284,138	86,212	—	(129)		370,221

Other income (expense):
Derivative loss	(99,954)	(123,551)	—	—		(223,505)
Interest expense, net	(2,772)	(13,025)	—	12,547	(k)	(3,250)
Other income (expense)	2,652	(412)	—	—		2,240
Interest and other income	—	—	—	—		—
Reorganization items	865,144	—	—	—		865,144

Total other income (expense)	765,070	(136,988)	—	12,547		640,629

Income (loss) from operations before taxes	919,594	(96,546)	—	12,676		835,724
Income tax benefit (expense)	(18,662)	—	—	(3,109)	(m)	(21,771)

Net income (loss)	900,932	(96,546)	—	9,567		813,953
Adjustments to reflect Series A preferred stock dividends and accretion of discount	(418)	—	—	—		(418)
Net loss attributable to noncontrolling interests	—	(2,490)	—	2,490	(n)	—

Net income (loss) attributable to common shareholders	$900,514	$(94,056)	$—	$7,077		$813,535

Net income (loss) per common share:
Basic	$13.49					$9.12
Diluted	$13.47					$9.10
Weighted-average common shares outstanding:
Basic	66,720			22,500	(h)	$89,220
Diluted	66,858			22,500	(h)	$89,358

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements”

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2020

	Historical		HighPoint Transaction Accounting Adjustments			Pro Forma Combined
	Bonanza Creek	HighPoint	Reclass Adjustments — Note 3(a)	Pro Forma Adjustments — Note 4		Bonanza Creek and HighPoint
	(in thousands, except per share amounts)
Operating net revenues:
Oil and gas sales	$218,090	$249,192	$—	$—		$467,282
Oil sales	—	—	—	—		—
Natural gas sales	—	—	—	—		—
NGL sales	—	—	—	—		—
Gathering and compression	—	—	—	—		—
Other operating revenues, net	—	1,155	—	—		1,155
Operating expenses:
Lease operating expense	21,957	32,548	(5,631)	—		48,874
Midstream operating expense	14,948	—	5,631	—		20,579
Gathering, transportation, and processing	16,932	18,467	—	—		35,399
Severance and ad valorem taxes	3,787	(630)	—	—		3,157
Production, mineral and other taxes	—	—	—	—		—
Exploration	596	192	—	—		788
Depreciation, depletion, and amortization	91,242	148,995	—	(59,458)	(k)(l)	180,779
Abandonment and impairment of unproved properties	37,343	—	96,519	—		133,862
Impairment of oil and gas properties	—	1,285,085	(96,519)	—		1,188,566
Impairment of long lived assets and goodwill	—	—	—	—		—
Loss on sale of properties	—	4,777	(4,777)	—		—
Unused commitments	—	18,807	—	—		18,807
Bad debt expense	818	—	—	—		818
Merger transaction costs	6,676	25,891	—	8,500	(f)	41,067
(Gain) loss on sale of property and equipment and assets of unconsolidated subsidiary	—	—	—	—		—
General and administrative expense	34,936	43,167	—	—		78,103
Other operating expenses (income), net	—	(544)	—	—		(544)

Total operating expenses	229,235	1,576,755	(4,777)	(50,958)		1,750,255

Other income (expense):
Derivative gain	53,462	124,925	—	—		178,387
Interest expense, net	(2,045)	(58,809)	—	50,035	(n)	(10,819)
Gain (loss) on property transactions, net	(1,398)	—	(4,777)	—		(6,175)
Other income (expense)	4,107	—	449	—		4,556
Interest and other income	—	449	(449)	—		—
Reorganization items	—	—	—	—		—
Loss on deconsolidation of Elevation Midstream, LLC	—	—	—	—		—

Total other income (expense)	54,126	66,565	(4,777)	50,035		165,949

Income from operations before taxes	42,981	(1,259,843)	—	100,993		(1,115,869)
Income tax benefit (expense)	60,547	95,862	—	(24,774)	(o)	131,635

Net income (loss)	103,528	(1,163,981)	—	76,219		(984,234)
Adjustments to reflect Series A preferred stock dividends and accretion of discount	—	—	—	—		—
Net income (loss) attributable to noncontrolling interests	—	—	—	—		—

Net income (loss) attributable to common shareholders	$103,528	$(1,163,981)	$—	76,219		$(984,234)

Net income (loss) per common share:
Basic	$4.98					$(32.19)
Diluted	$4.95					$(32.19)
Weighted-average common shares outstanding:
Basic	20,774			9,802	(j)	30,576
Diluted	20,912			9,664	(j)	30,576

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (Continued)

Year Ended December 31, 2020

	Pro Forma Combined	Historical	Extraction Transaction Accounting Adjustments			Pro Forma Combined
	Bonanza Creek and HighPoint	Extraction Predecessor	Reclass Adjustments — Note 3(b)	Pro Forma Adjustments — Note 5		Bonanza Creek (Excluding Crestone Peak)
	(in thousands, except per share amounts)
Operating net revenues:
Oil and gas sales	$467,282	$—	$557,904	$—		$1,025,186
Oil sales	—	382,526	(382,526)	—		—
Natural gas sales	—	96,701	(96,701)	—		—
NGL sales	—	77,204	(77,204)	—		—
Gathering and compression	—	1,473	(1,473)	—		—
Other operating revenues, net	1,155	—	—	—		1,155
Operating expenses:
Lease operating expense	48,874	77,836	—	—		126,710
Midstream operating expense	20,579	3,935	—	—		24,514
Gathering, transportation, and processing	35,399	138,552	—	—		173,951
Severance and ad valorem taxes	3,157	29,038	—	—		32,195
Production, mineral and other taxes	—	—	—	—		—
Exploration	788	258,932	(253,142)	—		6,578
Depreciation, depletion, and amortization	180,779	332,319	—	36,256	(i)	549,354
Abandonment and impairment of unproved properties	133,862	—	253,142	—		387,004
Impairment of oil and gas properties	1,188,566	—	208,463	—		1,397,029
Impairment of long lived assets and goodwill	—	208,463	(208,463)	—		—
Loss on sale of properties	—	—	—	—		—
Unused commitments	18,807	—	—	—		18,807
Bad debt expense	818	—	—	—		818
Merger transaction costs	41,067	—	—	21,720	(f)	62,787
(Gain) loss on sale of property and equipment and assets of unconsolidated subsidiary	—	(122)	122	—		—
General and administrative expense	78,103	55,182	—	9,379	(j)	142,664
Other operating expenses (income), net	(544)	79,615	—	—		79,071

Total operating expenses	1,750,255	1,183,750	122	67,355		3,001,482

Other income (expense):
Derivative gain	178,387	164,968	—	—		343,355
Interest expense, net	(10,819)	(57,143)	—	56,394	(l)	(11,568)
Gain (loss) on property transactions, net	(6,175)	—	122	—		(6,053)
Other income (expense)	4,556	481	—	—		5,037
Interest and other income	—	—	—	—		—
Reorganization items	—	(676,855)	—	—		(676,855)
Loss on deconsolidation of Elevation Midstream, LLC	—	(73,139)	—	—		(73,139)

Total other income (expense)	165,949	(641,688)	122	56,394		(419,223)

Income from operations before taxes	(1,115,869)	(1,267,534)	—	(10,961)		(2,394,364)
Income tax benefit (expense)	131,635	—	—	2,450	(m)	134,085

Net income (loss)	(984,234)	(1,267,534)	—	(8,511)		(2,260,279)
Adjustments to reflect Series A preferred stock dividends and accretion of discount	—	(16,115)	—	—		(16,115)
Net income (loss) attributable to noncontrolling interests	—	6,160	—	—		6,160

Net income (loss) attributable to common shareholders	$(984,234)	$(1,289,809)	$—	$(8,511)		$(2,282,554)

Net income (loss) per common share:
Basic	$(32.19)					$(34.24)
Diluted	$(32.19)					$(34.24)
Weighted-average common shares outstanding:
Basic	30,576			36,079	(h)	66,655
Diluted	30,576			36,079	(h)	66,655

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements”

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (CONTINUED)

Year Ended December 31, 2020

	Pro Forma Combined		Crestone Peak Transaction Accounting Adjustments			Bonanza Creek Pro Forma Combined
	Bonanza Creek (Excluding Crestone Peak)	Crestone Peak Historical	Reclass Adjustments — Note 3(c)	Pro Forma Adjustments — Note 6
	(in thousands, except per share amounts)
Operating net revenues:
Oil and gas sales	$1,025,186	$—	$285,426	$—		$1,310,612
Oil sales	—	180,658	(180,658)	—		—
Natural gas sales	—	59,962	(59,962)	—		—
NGL sales	—	44,806	(44,806)	—		—
Gathering and compression	—	—	—	—		—
Other operating revenues, net	1,155	—	—	—		1,155
Operating expenses:
Lease operating expense	126,710	35,276	—	—		161,986
Midstream operating expense	24,514	—	—	—		24,514
Gathering, transportation, and processing	173,951	86,056	—	—		260,007
Severance and ad valorem taxes	32,195	—	24,272	—		56,467
Production, mineral and other taxes	—	24,272	(24,272)	—		—
Exploration	6,578	—	—	6,238	(i)	12,816
Depreciation, depletion, and amortization	549,354	168,290	—	(26,743)	(j)	690,901
Abandonment and impairment of unproved properties	387,004	—	—	—		387,004
Impairment of oil and gas properties	1,397,029	349,457	—	—		1,746,486
Impairment of long lived assets and goodwill	—	—	—	—		—
Loss on sale of properties	—	—	—	—		—
Unused commitments	18,807	—	—	—		18,807
Bad debt expense	818	—	—	—		818
Merger transaction costs	62,787	—	—	25,000	(f)	87,787
(Gain) loss on sale of property and equipment and assets of unconsolidated subsidiary	—	—	—	—		—
General and administrative expense	142,664	26,436	—	12,984	(i)	182,084
Other operating expenses (income), net	79,071	—	—	—		79,071

Total operating expenses	3,001,482	689,787	—	17,479		3,708,748

Other income (expense):
Derivative gain	343,355	209,435	—	—		552,790
Interest expense, net	(11,568)	(55,027)	—	53,056	(l)	(13,539)
Gain (loss) on property transactions, net	(6,053)	—	—	—		(6,053)
Other income (expense)	5,037	(5,486)	—	—		(449)
Interest and other income	—	—	—	—		—
Reorganization items	(676,855)	—	—	—		(676,855)
Loss on deconsolidation of Elevation Midstream, LLC	(73,139)	—	—	—		(73,139)

Total other income (expense)	(419,223)	148,922	—	53,056		(217,245)

Income from operations before taxes	(2,394,364)	(255,439)	—	35,577		(2,614,226)
Income tax benefit (expense)	134,085	—	—	4,771	(m)	138,856

Net income (loss)	(2,260,279)	(255,439)	—	40,348		(2,475,370)
Adjustments to reflect Series A preferred stock dividends and accretion of discount	(16,115)	—	—	—		(16,115)
Net income (loss) attributable to noncontrolling interests	6,160	(3,198)	—	3,198	(n)	6,160

Net income (loss) attributable to common shareholders	$(2,282,554)	$(252,241)	$—	$37,150		$(2,497,645)

Net income (loss) per common share:
Basic	$(34.24)					$(28.01)
Diluted	$(34.24)					$(28.01)
Weighted-average common shares outstanding:
Basic	66,655			22,500	(h)	89,155
Diluted	66,655			22,500	(h)	89,155

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements”

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1 — BASIS OF PRESENTATION

The Bonanza Creek, HighPoint, Extraction and Crestone Peak historical financial information has been derived from each respective company’s historical financial statements which are incorporated by reference or included in this joint proxy statement/prospectus. Certain of HighPoint’s, Extraction’s and Crestone Peak’s historical amounts have been reclassified to conform to Bonanza Creek’s financial statement presentation, as discussed further in Note 3. The Pro Forma Financial Statements should be read in conjunction with each company’s historical financial statements and the notes thereto. The Pro Forma Balance Sheet gives effect to the Transactions as if they had been completed on March 31, 2021. The Pro Forma Statements of Operations give effect to the Transactions as if they had been completed on January 1, 2020.

Each of the HighPoint merger, the Extraction merger and the Crestone Peak merger are described in the accompanying notes to the Pro Forma Financial Statements. In the opinion of Bonanza Creek’s management, all material adjustments have been made that are necessary to present fairly the Pro Forma Financial Statements in accordance with Article 11. The Pro Forma Financial Statements do not purport to be indicative of the financial position or results of operations of the combined company that would have occurred if the Transactions had occurred on the dates indicated, nor are they indicative of Bonanza Creek’s future financial position or results of operations. In addition, future results may differ significantly from those reflected in such statements due to factors discussed in the section entitled “Risk Factors” within this joint proxy statement/prospectus.

NOTE 2 — EXTRACTION AS ADJUSTED

On January 20, 2021, Extraction emerged from Chapter 11 bankruptcy and qualified for fresh start reporting under Accounting Standards Codification 852, Reorganizations (“ASC 852”). As such, a new reporting entity was considered to have been created such that the condensed consolidated statement of operations between January 21, 2021 and March 31, 2021 (the “Extraction Successor Period”) is not comparable with the condensed consolidated statement of operations between January 1, 2021 and January 20, 2021 (the “Extraction Predecessor Period”). For pro forma purposes herein in order to determine the Extraction As Adjusted amounts for the three months ended March 31, 2021, the Extraction Successor Period has been added to the Extraction Predecessor Period as follows:

	Extraction Successor	Extraction Predecessor	Extraction As Adjusted
	For the Period from January 21 through March 31, 2021	For the Period from January 1 through January 20, 2021	For the Three Months Ended March 31, 2021
	(in thousands)
Revenues:
Oil sales	$100,547	$27,137	$127,684
Natural gas sales	117,336	7,806	125,142
NGL sales	31,559	8,099	39,658

Total Revenues	249,442	43,042	292,484
Operating Expenses:
Lease operating expense	10,655	2,555	13,210
Transportation and gathering	23,188	6,256	29,444
Production taxes	21,440	3,294	24,734
Exploration and abandonment expenses	759	316	1,075
Depletion, depreciation, amortization and accretion	38,575	16,133	54,708
General and administrative expense	7,541	2,211	9,752
Other operating expense	3,890	1,107	4,997

Total Operating Expenses	106,048	31,872	137,920

Operating Income (Loss)	143,394	11,170	154,564
Other Income (Expense):
Commodity derivative gain (loss)	(28,487)	(12,586)	(41,073)
Reorganization items, net	—	873,908	873,908
Interest expense	(3,034)	(1,534)	(4,568)
Other income	6	12	18

Total Other Income (Expense)	(31,515)	859,800	828,285

Income Before Income Taxes	111,879	870,970	982,849
Income tax expense	(23,325)	—	(23,325)

Net Income	$88,554	$870,970	$959,524

Net income attributable to noncontrolling interest	—	—	—

Net Income Attributable to Extraction Oil & Gas, Inc.	88,554	870,970	959,524
Adjustments to reflect Series A Preferred Stock dividends and accretion of discount	—	(418)	(418)

Net Income (Loss) Available to Common Shareholders	88,554	870,552	$959,106

NOTE 3 — RECLASSIFICATION ADJUSTMENTS

The Pro Forma Financial Statements have been adjusted to reflect reclassifications of HighPoint’s, Extraction’s, and Crestone Peak’s historical financial statements to conform to Bonanza Creek’s financial statement presentation.

(a)	HighPoint Reclassification Adjustments

Pro Forma Balance Sheet as of March 31, 2021

•	Reclassification of $26.3 million from Accounts receivable, net of allowance to Accounts receivable, net — Oil and gas sales;

•	Reclassification of $9.7 million from Accounts receivable, net of allowance to Accounts receivable, net — Joint interest and other;

•	Reclassification of $12.3 million from Proved properties to Inventory of oilfield equipment;

•

Reclassification of $10.4 million from Accumulated depreciation, depletion, and amortization and $20.6 million from Furniture, equipment and other to Other property and equipment, net of accumulated depreciation;

•	Reclassification of $51.1 million from Unproved properties to Wells in progress;

•	Reclassification of $9.7 million from Furniture, equipment and other to Right-of-use assets;

•	Reclassification of $28.6 million from Production taxes payable to Accounts payable and accrued expenses;

•	Reclassification of $2.8 million from Other noncurrent liabilities to Ad valorem taxes; and

•	Reclassification of $1.1 million from Other noncurrent liabilities to Derivative liability.

Pro Forma Statement of Operations for the three months ended March 31, 2021

•	Reclassification of $1.2 million from Lease operating expense to Midstream operating expense;

•	Reclassification of $4.2 million from Impairment of oil and gas properties to Abandonment and impairment of unproved properties; and

•	Reclassification of $2.5 million from Interest and other income (expense) to Other income (expense).

Pro Forma Statement of Operations for the year ended December 31, 2020

•	Reclassification of $5.6 million from Lease operating expense to Midstream operating expense;

•	Reclassification of $96.5 million from Impairment of oil and gas properties to Abandonment and impairment of unproved properties;

•	Reclassification of $4.8 million from Loss on sale of properties to Gain (loss) on property transactions, net; and

•	Reclassification of $0.4 million from Interest and other income to Other income (expense).

(b)	Extraction Reclassification Adjustments

Pro Forma Balance Sheet as of March 31, 2021

•	Reclassification of $16.8 million from Inventory, prepaid expenses and other to Prepaid expenses and other;

•	Reclassification of $13.5 million from Inventory, prepaid expenses and other to Inventory of oilfield equipment;

•

Reclassification of $99.9 million from Production taxes payable, $1.8 million from Accrued interest payable, and $9.9 million from Asset retirement obligations to Accounts payable and accrued expenses; and

•	Reclassification of $3.5 million from Other noncurrent liabilities to Lease liability.

Pro Forma Statement of Operations for the three months ended March 31, 2021

•	Reclassification of $127.7 million from Oil sales, $125.1 million from Natural gas sales, and $39.7 million from NGL sales to Oil and gas sales.

Pro Forma Statement of Operations for the year ended December 31, 2020

•	Reclassification of $382.5 million from Oil sales, $96.7 million from Natural gas sales, $77.2 million from NGL sales, and $1.5 million from Gathering and compression to Oil and gas sales;

•	Reclassification of $253.1 million from Exploration to Abandonment and impairment of unproved properties;

•	Reclassification of $208.5 million from Impairment of long lived assets and goodwill to Impairment of oil and gas properties; and

•	Reclassification of $0.1 million from (Gain) loss on sales of property and equipment and assets of unconsolidated subsidiary to Gain (loss) on property transactions, net.

(c)	Crestone Peak Reclassification Adjustments

Pro Forma Balance Sheet as of March 31, 2021

•	Reclassification of $72.1 million from Accounts receivable to Accounts receivable, net — Oil and gas sales;

•	Reclassification of $8.6 million from Accounts receivable to Accounts receivable, net — Joint interest and other;

•	Reclassification of $12.5 million from Other current assets to Prepaid expenses and other;

•	Reclassification of $7.1 million from Other property and equipment, net of accumulated depreciation to Right-of-use assets;

•	Reclassification of $32.0 million from Production and other taxes payable (current), and $5.8 million from Asset retirement obligations (current) to Accounts payable and accrued expenses;

•

Reclassification of $7.1 million from Accounts payable and accrued expenses to Lease liability, of which $2.2 million is included in Lease liability (current) and $4.9 million is included in Lease liability (long-term);

•	Reclassification of $0.6 million from Other noncurrent liabilities to Lease liability; and

•	Reclassification of $54.9 million from Production and other taxes payable (non-current) to Ad valorem taxes.

Pro Forma Statement of Operations for the three months ended March 31, 2021

•	Reclassification of $79.3 million from Crude Oil, $22.8 million from Natural gas, and $24.5 million from Natural gas liquids to Oil and gas sales; and

•	Reclassification of $10.2 million of Production, mineral and other taxes to Severance and ad valorem taxes.

Pro Forma Statement of Operations for the year ended December 31, 2020

•	Reclassification of $180.7 million from Oil sales, $59.9 million from Natural gas sales, and $44.8 million from NGL sales to Oil and gas sales; and

•	Reclassification of $24.3 million of Production, mineral and other taxes to Severance and ad valorem taxes.

NOTE 4 — HIGHPOINT PRELIMINARY ACQUISITION ACCOUNTING AND PRO FORMA ADJUSTMENTS

As previously discussed, on April 1, 2021, Bonanza Creek completed its acquisition of HighPoint, pursuant to the terms of HighPoint’s Prepackaged Plan. The Prepackaged Plan implemented the HighPoint merger and related restructuring transactions in accordance with the HighPoint merger agreement.

Pursuant to the Prepackaged Plan and the HighPoint merger agreement, on the HighPoint effective date, HighPoint Merger Sub merged with and into HighPoint, with HighPoint continuing as the surviving corporation as a wholly owned subsidiary of Bonanza Creek. At the HighPoint effective time, each eligible share of HighPoint common stock, par value $0.001 per share (“HighPoint common stock”) issued and outstanding immediately prior to the HighPoint effective time was automatically converted into the right to receive 0.11464 shares of Bonanza Creek common stock, par value $0.01 per share (“Bonanza Creek common stock”), resulting in the issuance of 487,952 shares of Bonanza Creek common stock, with cash paid in lieu of fractional shares.

Concurrently with the HighPoint merger and pursuant to the Prepackaged Plan, in exchange for the $625 million in aggregate principal amount outstanding of 7.0% Senior Notes due 2022 of HighPoint Operating Corporation (“HighPoint OpCo”) and 8.75% Senior Notes due 2025 of HighPoint OpCo (collectively, the “HighPoint senior notes”), Bonanza Creek issued to all holders of HighPoint Senior Notes an aggregate of (i) 9,314,214 shares of Bonanza Creek common stock and (ii) $100 million aggregate principal amount of 7.5% Senior Notes due 2026 of Bonanza Creek (“Bonanza Creek senior notes”).

HighPoint Preliminary Acquisition Accounting

Bonanza Creek has determined it is the accounting acquirer to the HighPoint merger which has been accounted for under the acquisition method of accounting for business combinations in accordance with ASC 805, Business Combinations (“ASC 805”). The allocation of the preliminary estimated purchase price with respect to the HighPoint merger is based upon management’s estimates of and assumptions related to the fair values of assets acquired and liabilities assumed as of March 31, 2021, using currently available information. Due to the fact that the Pro Forma Financial Statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Bonanza Creek’s financial position and results of operations may differ significantly from the pro forma amounts included herein. Bonanza Creek expects to finalize the purchase price allocation as soon as practicable subsequent to the HighPoint effective time, which will not extend beyond the one-year measurement period provided under ASC 805.

The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to:

•

changes in the estimated fair value of HighPoint’s identifiable assets acquired and liabilities assumed as of the HighPoint effective time, which could result from Bonanza Creek’s additional valuation analysis;

•	the tax bases of HighPoint’s identifiable assets and liabilities as of the HighPoint effective time; and

•	the factors described in the section entitled “Risk Factors” in Item 1A of Bonanza Creek’s Annual Report on Form 10-K for the year ended December 31, 2020.

The following tables present the preliminary HighPoint merger consideration and preliminary purchase price allocation of the assets acquired and the liabilities assumed in the HighPoint merger:

Merger Consideration (in thousands except per share amount)
Shares of Bonanza Creek common stock to be issued to existing HighPoint common stock holders(1)	488
Shares of Bonanza Creek common stock to be issued to existing HighPoint senior note holders	9,314

Total additional shares of Bonanza Creek common stock to be issued as merger consideration	9,802

Closing price per share of Bonanza Creek common stock(2)	$38.25

Merger consideration to be paid in shares of Bonanza Creek common stock	$374,933
Aggregate principal amount of Bonanza Creek Senior Notes	100,000

Total merger consideration	$474,933

(1)	Based on the number of shares of HighPoint common stock issued and outstanding as of April 1, 2021 as converted at the exchange ratio of 0.11464.
(2)	Based on the Bonanza Creek closing stock price on April 1, 2021.

Preliminary Purchase Price Allocation
(in thousands)
Assets Acquired
Cash and cash equivalents	$49,827
Accounts receivable — oil and gas sales	26,343
Accounts receivable — joint interest and other	4,407
Prepaid expenses and other	3,608
Inventory of oilfield equipment	4,688
Proved properties	539,820
Other property and equipment, net of accumulated depreciation	2,769
Right-of-use assets	4,010
Deferred income tax assets	110,513
Other noncurrent assets	796

Total assets to be acquired	$746,781

Liabilities Assumed
Accounts payable and accrued expenses	$46,332
Oil and gas revenue distribution payable	20,786
Lease liability	744
Derivative liability	13,482
Current portion of long-term debt	154,000
Lease liability (long-term)	3,266
Ad valorem taxes	3,746
Derivative liability (long-term)	5,019
Asset retirement obligations for oil and gas properties	24,473

Total liabilities to be assumed	271,848

Net assets to be acquired	$474,933

The HighPoint purchase price allocation is preliminary, and Bonanza Creek is continuing to assess the fair values of certain of the HighPoint assets acquired and liabilities assumed. In particular, assets and liabilities subject to potential adjustment, in amounts that could be material to the Pro Forma Financial Statements, include oil and gas properties of $539.8 million and deferred tax assets that can be utilized on a combined company basis of $110.5 million.

HighPoint Pro Forma Adjustments

The Pro Forma Financial Statements have been adjusted to give effect to the HighPoint merger as follows:

(a)	Reflects the pro forma change in cash and cash equivalents as follows:

Sources and Uses of Cash (in thousands)
Proceeds from the Bonanza Creek Credit Facility	$155,000
Payment of deferred issuance costs for the Bonanza Creek Credit Facility	(3,589)
Payment of HighPoint Credit Facility and related accrued interest	(154,364)
Payment of Merger success fees	(5,509)

Pro forma change in cash and cash equivalents	$(8,462)

(b)	Reflects the elimination of intercompany balances between Bonanza Creek and HighPoint related to joint-ownership interests in certain wells.

(c)

Reflects the increase to debt issuance costs of $3.6 million, of which $1.3 million is included within Prepaid expenses and other and $2.3 million is included within Other noncurrent assets, related to the $155.0 million of borrowings by Bonanza Creek, on its revolving credit facility immediately after the HighPoint effective time in connection with the HighPoint merger, subject to the second amendment on April 1, 2021 to the credit agreement dated as of December 7, 2018, (the “Bonanza Creek Credit Facility”). The amount included within Other noncurrent assets is offset by the write-off of the historical debt issuance costs of $0.8 million related to the fourth amended and restated HighPoint credit agreement (the “HighPoint Credit Facility”), with a corresponding offset to Proved properties.

(d)

Reflects the adjustments to recognize Accounts receivable — joint interest and other, Prepaid expenses and other, Inventory of oilfield equipment, Other property and equipment, net of accumulated depreciation, Right-of-use assets, Other noncurrent assets, Accounts payable and accrued expenses, Lease liabilities (both current and long-term), Derivative liabilities (both current and long-term), Ad valorem taxes, Deferred income taxes and Asset retirement obligations for oil and gas properties at their respective estimated fair values at the HighPoint effective date, all of which are reflected as a corresponding adjustment to Proved properties.

(e)

Reflects the adjustments to recognize at the HighPoint effective time (i) the preliminary estimated fair value of Bonanza Creek common stock issued to existing holders of HighPoint common stock and (ii) the preliminary estimated fair value of Bonanza Creek common stock and the $100.0 million in aggregate principal amount of Bonanza Creek senior notes issued to existing holders of the HighPoint senior notes, for total HighPoint merger consideration of $474.9 million allocated to the estimated fair values of the assets acquired and liabilities assumed as follows:

•

$138.6 million decrease to Total property and equipment, net, of which $78.7 million related to the increase in value of Proved properties, offset by $209.9 million related to the decrease in value of Unproved properties and Wells in Progress, and $7.4 million related to the decrease in value of Other property and equipment, net of accumulated depreciation; and

•	$100.0 million increase to Long-term debt, net, related to the issuance of the Bonanza Creek senior notes.

•

Reflects the estimated fair value of the deferred tax assets recorded by Bonanza Creek in purchase accounting based on its ability to use the net operating loss (“NOL”) carryforwards acquired from HighPoint for approximately $110.5 million.

(f)

Reflects the accrual of non-recurring costs of $8.5 million (including $5.5 million that was paid on April 1, 2021 related to the Evercore success fee) related to the HighPoint merger including, among others, fees paid for financial advisors, legal services, and professional accounting services. These costs are not reflected in the historical March 31, 2021 consolidated balance sheets of Bonanza Creek and HighPoint, but are reflected in the Pro Forma Balance Sheet as of March 31, 2021, as an increase to Accounts payable and accrued expenses, a decrease to Cash and cash equivalents, and a decrease to Retained earnings (accumulated deficit), and in the Pro Forma Statement of Operations for the year ended December 31, 2020, within Merger transaction costs as they will be expensed by Bonanza Creek as incurred. These amounts and their corresponding tax effect have not been reflected in the Pro Forma Statement of Operations for the three months ended March 31, 2021, due to their non-recurring nature. These costs are not expected to be incurred in any period beyond 12 months from the HighPoint effective date.

(g)

Reflects the settlement and reinstatement of Liabilities subject to compromise, which represent pre-petition liabilities that have been allowed, or that Bonanza Creek anticipates will be allowed, as claims in the HighPoint Chapter 11 case, with the HighPoint senior notes exchanged for Bonanza Creek common stock and the Bonanza Creek senior notes, and the remaining amounts representing assumed liabilities by Bonanza Creek in conjunction with the HighPoint merger as follows (in thousands):

Settlement of liabilities subject to compromise
Long-term debt	625,000
Reinstatement of liabilities subject to compromise
Accounts payable and accrued expenses	$8,596
Oil and gas revenue distribution payable	1,956
Lease liability	1,921
Lease liability (long-term)	11,544
Other noncurrent liabilities	592

Total liabilities subject to compromise	$649,609

(h)

Reflects the adjustment to eliminate the other noncurrent liabilities balance which was reinstated from HighPoint’s historical Liabilities subject to compromise, as the amount relates to a lease that was rejected through the Chapter 11 case, and thus, does not represent an assumed liability by Bonanza Creek at the HighPoint effective date.

(i)	Reflects the elimination of HighPoint’s historical equity balances in accordance with the acquisition method of accounting.

(j)

Reflects the estimated increase in shares of Bonanza Creek common stock for less than $0.1 million and capital in excess of par for $374.8 million resulting from the issuance of shares of Bonanza Creek common stock to existing holders of HighPoint common stock and the HighPoint senior notes to affect the HighPoint merger. For the year ended December 31, 2020, the adjustment also reflects approximately 0.1 million shares of Bonanza Creek common stock that are excluded from diluted shares outstanding given the change from historical net income for Bonanza Creek to a pro forma combined net loss for Bonanza Creek for the period.

(k)

Reflects the pro forma adjustments to Depreciation, depletion, and amortization related to depletion expense calculated in accordance with the successful efforts method of accounting for oil and gas properties, which were based on the preliminary purchase price allocation of estimated fair value of the proved properties acquired.

(l)

Reflects the pro forma adjustments to Depreciation, depletion, and amortization related to depreciation expense for the gathering assets acquired based on the preliminary estimated fair value, calculated on a straight-line basis assuming an estimated 30-year useful life of the assets.

(m)	Reflects the following pro forma adjustments related to interest expense for the three months ended March 31, 2021:

•	Increase to interest expense of $1.9 million related to the issuance of $100.0 million in Bonanza Creek senior notes;

•	Increase to interest expense of $4.2 million in order to eliminate the historical Interest income (expense) net related to the HighPoint senior notes and HighPoint credit facility; and

•

Increase to interest expense (net of amounts capitalized) of $0.3 million, including the incremental amortization of debt issuance costs related to borrowings of $155.0 million on the Bonanza Creek credit facility.

(n)	Reflects the following pro forma adjustments related to interest expense for the year ended December 31, 2020:

•	Increase to interest expense of $7.5 million related to the issuance of $100.0 million in Bonanza Creek senior notes;

•	Decrease to interest expense of $50.1 million, including amortization of debt issuance costs, in order to eliminate the historical amounts related to the HighPoint senior notes; and

•

Increase to interest expense (net of amounts capitalized) of $1.2 million, including the amortization of debt issuance costs, and the net change in the commitment fee, associated with the $155.0 million of borrowings on the Bonanza Creek credit facility, offset by a decrease to interest expense of $8.7 million, including amortization of debt issuance costs, net of capitalized interest, in order to eliminate the historical amounts related to the HighPoint credit facility.

(o)	Reflects the pro forma adjustments related to income tax expense based upon a blended federal and state statutory tax rate of 24.5%.

(p)

HighPoint historically incurred certain non-recurring charges with respect to its Chapter 11 bankruptcy, specifically Reorganization items of $8.8 million for the three months ended March 31, 2021. These expenses are included within the Bonanza Creek pro forma combined statement of operations; however, they are not expected to be recurring expenses of Bonanza Creek going forward.

NOTE 5 — EXTRACTION PRELIMINARY ACQUISITION ACCOUNTING AND PRO FORMA ADJUSTMENTS

On May 9, 2021, Bonanza Creek, Raptor Eagle Merger Sub, and Extraction, entered into the Extraction merger agreement, providing for a merger of equals between Bonanza Creek and Extraction. As previously discussed, the Extraction merger agreement, among other things, provides for the merger of Raptor Eagle Merger Sub with and into Extraction, with Extraction continuing its existence as the surviving corporation following the Extraction merger. As discussed further in Note 2 to the Pro Forma Financial Statements, Extraction previously emerged from Chapter 11 bankruptcy on January 20, 2021. As such, for purposes of the Pro Forma Financial Statements, “Extraction Successor” refers to Extraction from January 21, 2021 through and as of March 31, 2021, and “Extraction Predecessor” refers to Extraction from January 20, 2021 and all prior periods as presented herein.

Subject to the terms and conditions of the Extraction merger agreement, at the effective time of the Extraction merger (the “Extraction effective time”), each share of Extraction common stock, par value $0.01 per share (“Extraction common stock”), issued and outstanding as of immediately prior to the Extraction effective time (excluding certain excluded shares as set forth in the Extraction merger agreement), will be converted into the right to receive 1.1711 shares of Bonanza Creek common stock, par value $0.01 per share, (the “Extraction exchange ratio”).

Extraction Preliminary Acquisition Accounting

Bonanza Creek and Extraction currently expect to complete the Extraction merger in the fall of fiscal year 2021 Please see the sections entitled “The Extraction Merger — Regulatory Approvals” and “The Extraction Merger Agreement — Conditions to Completion of the Extraction Merger,” within this joint proxy statement/prospectus. The acquisition is expected to close for an estimated closing price of approximately $1.7 billion, subject to customary closing conditions.

Bonanza Creek has determined it is the accounting acquirer to the Extraction merger which will be accounted for under the acquisition method of accounting for business combinations in accordance with ASC 805. The allocation of the preliminary estimated purchase price with respect to the Extraction merger is based upon management’s estimates of and assumptions related to the fair values of assets to be acquired and liabilities to be assumed as of March 31, 2021, using currently available information. Due to the fact that the Pro Forma Financial Statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Bonanza Creek’s financial position and results of operations may differ significantly from the pro forma amounts included herein. Bonanza Creek expects to finalize the purchase price allocation as soon as practicable subsequent to the Extraction effective date.

The final purchase price allocation for the business combination will be performed subsequent to closing and adjustments to estimated amounts or recognition of additional assets acquired or liabilities assumed may occur as more detailed analyses are completed and additional information is obtained about the facts and circumstances that existed as of the closing date of the merger. Bonanza Creek expects to finalize the purchase price allocation as soon as practicable after completing the merger.

The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to:

•

changes in the estimated fair value of Bonanza Creek’s common stock transferred as merger consideration to Extraction’s stockholders, based on Bonanza Creek’s closing share price at the closing date of the Extraction merger, and the Extraction common stock outstanding at the closing date of the Extraction merger;

•

changes in the estimated fair value of Extraction’s assets acquired and liabilities assumed as of the closing date of the Extraction merger, which could result from Bonanza Creek’s additional valuation analysis, changes in future oil and natural gas commodity prices, reserves estimates, discount rates and other factors; and

•	the factors described in the section entitled “Risk Factors” contained in this joint proxy statement/prospectus.

The following tables present the preliminary Extraction merger consideration and preliminary purchase price allocation of the assets acquired and the liabilities assumed in the Extraction merger:

Preliminary Merger Consideration (in thousands except per share amount)
Issued and outstanding shares of Extraction common stock(1)	25,837
Vested awards of restricted Extraction equity awards(2)	390
Issued and outstanding Extraction Tranche A Warrants	2,906
Issued and outstanding Extraction Tranche B Warrants	1,453

Eligible shares of Extraction common stock to be converted into shares of Bonanza Creek common stock	30,586
Exchange ratio (Bonanza Creek common stock for Extraction common stock)	1.17110

Shares of Bonanza Creek common stock to be issued to existing Extraction common stockholders	35,818
Additional shares of Bonanza Creek common stock to be issued as merger consideration(3)	261

Total shares of Bonanza Creek common stock to be issued to Extraction common stockholders	36,079
Closing price per share of Bonanza Creek common stock(4)	$46.35

Total merger consideration to be paid in shares of Bonanza Creek common stock	$1,672,262

(1)	Based on the number of shares of Extraction common stock issued and outstanding as of July 7, 2021.
(2)	Based on the number of shares of Extraction common stock related to employee equity awards as of July 7, 2021 which are expected to vest on the closing date of the Extraction merger.

(3)

Per the terms of the Extraction merger agreement, the holders of eligible shares of Extraction common stock are entitled to additional merger consideration equivalent to any quarterly dividend payment made by Bonanza Creek subsequent to the date of the Extraction merger agreement of May, 9, 2021, multiplied by the Extraction exchange ratio of 1.1711 per common share of Bonanza Creek, divided by a weighted average price per share of Bonanza Creek common stock five days prior to the payment date of such quarterly dividend payment, which in this case was June 30, 2021 as paid by Bonanza Creek.

(4)	Based on the Bonanza Creek closing stock price on July 7, 2021.

Preliminary Purchase Price Allocation
(in thousands)
Assets Acquired
Cash and cash equivalents	$38,430
Accounts receivable — oil and gas sales	64,893
Accounts receivable — joint interest and other	24,508
Prepaid expenses and other	16,778
Inventory of oilfield equipment	13,496
Proved properties	1,908,156
Unproved properties	211,555
Other property and equipment, net of accumulated depreciation	56,226
Long-term derivative assets	1,191
Other noncurrent assets	8,048

Total assets to be acquired	$2,343,281

Liabilities Assumed
Accounts payable and accrued expenses	$201,612
Oil and gas revenue distribution payable	145,004
Derivative liability	26,674
Current tax liability	23,325
Credit facility	93,746
Lease liability	3,454
Ad valorem taxes	83,197
Derivative liability (long-term)	132
Asset retirement obligations for oil and gas properties	78,125
Other noncurrent liabilities	15,750

Total liabilities to be assumed	671,019

Net assets to be acquired	$1,672,262

From May 7, 2021, the last trading date prior to the initial public announcement of the Extraction merger, to July 7, 2021, the preliminary value of Bonanza Creek’s merger consideration to be issued had increased by approximately $321.5 million, as a result of the increase in the share price of Bonanza Creek’s common stock from $37.44 to $46.35. The final value of Bonanza Creek’s consideration will be determined based on the actual number of shares of Bonanza Creek common stock issued and the market price of Bonanza Creek’s common stock at the closing date of the Extraction merger. A 25% increase or decrease in the closing price of Bonanza Creek’s common stock, as compared to the July 7, 2021 closing price of $46.35, would increase or decrease the merger consideration by approximately $418.0 million, assuming all other factors are held constant. An increase in the closing price or decrease in the closing price of Bonanza Creek’s common stock could potentially result in goodwill or a bargain purchase gain, respectively, on the closing date of the Extraction merger.

Extraction Pro Forma Adjustments

The Pro Forma Financial Statements have been adjusted to reflect adjustments to historical book values of Extraction to their preliminary estimated fair values in accordance with the acquisition method of accounting, the estimated closing price to be paid by Bonanza Creek for the common stock of Extraction, the assumption of Extraction’s debt, estimated direct transaction costs, and the estimated tax impact of pro forma adjustments. These adjustments include the following:

(a)

Reflects the change in cash and cash equivalents for: (1) borrowings of $95 million on the Bonanza Creek credit facility and the corresponding $1.9 million of incremental debt issuance costs, and (2) the payment of $93.7 million related to the Extraction credit facility liability assumed and the payment of $1.8 million of accrued interest payable.

(b)

Reflects the elimination of Restricted cash and Accounts payable and accrued expenses for $25.6 million related to Extraction funds remaining in a professional fee escrow account as of March 31, 2021 that were reserved to pay certain professional fees upon emergence from the Extraction Chapter 11 case.

(c)	Reflects the elimination of intercompany balances between Extraction and Crestone Peak related to joint-ownership interests in certain wells.

(d)

Reflects the increase to debt issuance costs of $1.9 million, $0.7 million of which is included in Prepaid expenses and other, and $1.2 million of which is reflected in Other noncurrent assets related to the $95.0 million in incremental borrowings on the Bonanza Creek credit facility, offset by the write-off of the historical debt issuance costs related to the Extraction credit facility of $5.9 million, also included within Other noncurrent assets as of March 31, 2021, with a corresponding offest to Proved properties.

(e)

Reflects the adjustments to recognize at the closing date of the Extraction merger the preliminary estimated fair value of Bonanza Creek common stock issued to Extraction stockholders for total Extraction merger consideration of $1.7 billion allocated to the estimated fair values of the assets acquired and liabilities assumed, based on a $1.0 billion increase to Total property and equipment, net, predominantly related to the increase in value of $974.7 million of Proved properties, with an approximate $74.9 million increase in Unproved properties and a $7.0 million decrease to Wells in progress.

(f)

Reflects the accrual of non-recurring costs of $21.7 million related to the Extraction merger including, among others, fees paid for financial advisors, legal services, and professional accounting services. These costs are not reflected in the historical March 31, 2021 consolidated balance sheets of Bonanza Creek and Extraction but are reflected in the Pro Forma Balance Sheet as of March 31, 2021, as an increase to Accounts payable and accrued expenses and a decrease to Retained earnings (accumulated deficit), and in the Pro Forma Statement of Operations for the year ended March 31, 2021, within Merger transaction costs, due to their non-recurring nature. These costs are not expected to be incurred in any period beyond 12 months from the closing date of the merger.

(g)	Reflects the elimination of Extraction’s historical equity balances in accordance with the acquisition method of accounting.

(h)

Reflects the estimated increase in shares of Bonanza Creek common stock and capital in excess of par resulting from the issuance of shares of Bonanza Creek common stock to Extraction stockholders to effect the Extraction merger. For the three months ended March 31, 2021, the adjustment also reflects approximately 0.1 million shares of Bonanza Creek common stock that are included within the adjustment for diluted shares oustanding, given the change from a historical net loss of Bonanza Creek to pro forma combined net income of Bonanza Creek for the period.

(i)

Reflects the pro forma adjustments to Depreciation, depletion, and amortization calculated in accordance with the successful efforts method of accounting for oil and gas properties, which were based on the preliminary purchase price allocation of estimated fair value of the proved properties acquired.

(j)

Reflects the estimated stock compensation expense of $1.7 and $9.4 million to be recorded by Bonanza Creek for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively, related to the replacement equity awards to be issued to Extraction executives and employees for existing equity awards as of the effective date of the Extraction merger, which is reflected as pro forma General and administrative expense, with a corresponding offset to Additional paid-in capital as it relates to equity-classified awards.

(k)	Reflects the following pro forma adjustments related to interest expense as of and for the three months ended March 31, 2021, respectively:

•

Increase to interest expense (net of amounts capitalized) of $0.2 million related to $95.0 million of incremental borrowings on the Bonanza Creek credit facility used to pay off the amount outstanding on the Extraction credit facility as of March 31, 2021; and

•

Decrease to interest expense of $4.6 million related to the elimination of the historical amounts related to the Bonanza Creek credit facility and the Extraction credit facility, including amortization of deferred issuance costs and commitment fees.

(l)	Reflects the following pro forma adjustments related to interest expense for the year ended December 31, 2020:

•

Decrease to interest expense of $31.2 million related to the elimination of the historical amounts related to the Extraction long-term debt previously outstanding, which does not represent an assumed liability as of March 31, 2021.

•

Increase to interest expense (net of amounts capitalized) of $1.0 million related to $95.0 million of incremental borrowings on the Bonanza Creek credit facility used to pay off the amount outstanding on the Extraction credit facility as of March 31, 2021; and

•

Decrease to interest expense of $26.2 million related to the elimination of the historical amounts related to the Bonanza Creek credit facility and the Extraction credit facility, including amortization of deferred issuance costs and commitment fees.

(m)	Reflects the pro forma adjustments related to income tax expense based upon a blended federal and state statutory tax rate of 24.5%.

(n)

Extraction historically incurred certain non-recurring charges with respect to its Chapter 11 bankruptcy, specifically Reorganization items of $873.9 million reflected as other income and $676.9 million reflected as other expense for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively. These expenses are included within the Bonanza Creek pro forma combined statement of operations; however, they are not expected to be recurring expenses of Bonanza Creek going forward.

Additionally, Extraction historically incurred $79.6 million for the year ended December 31, 2020 for other expenses related to its Chapter 11 bankruptcy, which are also non-recurring charges that will not be recurring expenses of Bonanza Creek going forward.

NOTE 6 — CRESTONE PEAK PRELIMINARY ACQUISITION ACCOUNTING AND PRO FORMA ADJUSTMENTS

Subject to the terms and conditions of the Crestone Peak merger agreement, at the effective time of the Merger Sub 1 merger, the issued and outstanding shares of Crestone Peak common stock, par value $0.01 per share (“Crestone Peak common stock”) (excluding shares of Crestone Peak common stock held by Crestone Peak as treasury shares or by Bonanza Creek or Merger Sub 1 immediately prior to the Merger Sub 1 merger effective time) as of immediately prior to the Merger Sub 1 merger effective time, will be converted into the right to collectively receive 22,500,000 shares of Bonanza Creek common stock, par value $0.01 per share (the “Crestone Peak merger consideration”). In addition, at the effective time of the Merger Sub 2 merger, each share of common stock of the surviving corporation issued and outstanding as of immediately prior to the Merger Sub 2 merger effective time will automatically be cancelled and each unit of Merger Sub 2 issued and outstanding immediately prior to the Merger Sub 2 merger effective time will remain issued and outstanding and will represent the only outstanding units of the surviving entity immediately following the Merger Sub 2 merger, which will be a wholly owned subsidiary of Bonanza Creek.

The closing of the Crestone Peak merger is expressly conditioned on the closing of the previously described merger of equals between Bonanza Creek and Extraction.

Crestone Peak Preliminary Acquisition Accounting

Bonanza Creek and Crestone Peak currently expect to complete the merger in the fall of fiscal year 2021. Please see the sections entitled “The Crestone Peak Merger — Regulatory Approvals” and “The Crestone Peak Merger Agreement — Conditions to Completion of the Crestone Peak Merger,” within this joint proxy statement/prospectus. The acquisition is expected to close for an estimated closing price of approximately $1.0 billion, subject to customary closing conditions.

Bonanza Creek has determined it is the accounting acquirer to the Crestone Peak merger which will be accounted for under the acquisition method of accounting for business combinations in accordance with Accounting Standards Codification 805, Business Combinations. The allocation of the preliminary estimated purchase price with respect to the Crestone Peak merger is based upon management’s estimates of and assumptions related to the fair values of assets to be acquired and liabilities to be assumed as of March 31, 2021, using currently available information. Due to the fact that the Pro Forma Financial Statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Bonanza Creek’s financial position and results of operations may differ significantly from the pro forma amounts included herein. Bonanza Creek expects to finalize the purchase price allocation as soon as practicable subsequent to the Crestone Peak Effective Date.

The final purchase price allocation for the business combination will be performed subsequent to closing and adjustments to estimated amounts or recognition of additional assets acquired or liabilities assumed may occur as more detailed analyses are completed and additional information is obtained about the facts and circumstances that existed as of the closing date of the merger. Bonanza Creek expects to finalize the purchase price allocation as soon as practicable after completing the merger.

The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to:

•

changes in the estimated fair value of Bonanza Creek’s common stock transferred as merger consideration to Crestone Peak’s stockholders, based on Bonanza Creek’s closing share price at the closing date of the Crestone Peak merger, and the Crestone Peak common stock outstanding at the closing date of the Crestone Peak merger;

•	changes in the estimated fair value of Crestone Peak’s assets acquired and liabilities assumed as of the closing date of the Crestone Peak merger, which could result from Bonanza Creek’s additional valuation analysis, changes in future oil and natural gas commodity prices, reserves estimates, discount rates and other factors; and

•	the factors described in the section entitled “Risk Factors” contained in this joint proxy statement/prospectus.

The following tables present the preliminary Crestone Peak merger consideration and preliminary purchase price allocation of the assets acquired and the liabilities assumed in the Crestone Peak merger:

Preliminary Merger Consideration (in thousands except per share amount)
Shares of Bonanza Creek common stock to be issued to existing Crestone Peak common stockholders	22,500
Closing price per share of Bonanza Creek common stock(1)	$46.35

Merger consideration to be paid in shares of Bonanza Creek common stock	1,042,875

(1)	Based on the Bonanza Creek closing stock price on July 7, 2021.

Preliminary Purchase Price Allocation
(in thousands)
Assets Acquired
Cash and cash equivalents	$3,955
Accounts receivable — oil and gas sales	72,136
Accounts receivable — joint interest and other	8,631
Prepaid expenses and other	12,478
Derivative assets	9,882
Proved properties	1,329,900
Unproved properties	277,400
Other property and equipment, net of accumulated depreciation	43,859
Long-term derivative assets	20,486
Right-of-use assets	10,205

Total assets to be acquired	$1,788,932

Liabilities Assumed
Accounts payable and accrued expenses	$109,612
Oil and gas revenue distribution payable	75,007
Lease liability (current)	3,710
Derivative liability	75,177
Credit facility	252,000
Lease liability	6,496
Ad valorem taxes	54,870
Derivative liability (long-term)	80,547
Asset retirement obligations for oil and gas properties	88,638

Total liabilities to be assumed	746,057

Net assets to be acquired	$1,042,875

From June 4, 2021, the last trading date prior to the initial public announcement of the Crestone Peak merger, to July 7, 2021, the preliminary value of Bonanza Creek’s merger consideration to be issued had decreased by approximately $12.2 million, as a result of the increase in the share price of Bonanza Creek’s common stock from $46.89 to $46.35. The final value of Bonanza Creek’s consideration will be determined based on the actual number of shares of Bonanza Creek common stock issued and the market price of Bonanza

Creek’s common stock at the closing date of the Crestone Peak merger. A 10% increase or decrease in the closing price of Bonanza Creek’s common stock, as compared to the July 7, 2021 closing price of $46.35, would increase or decrease the merger consideration by approximately $104 million, assuming all other factors are held constant. An increase or decrease in the closing price of Bonanza Creek’s common stock could potentially result in goodwill or a bargain purchase gain, respectively, on the closing date of the Crestone Peak merger.

Crestone Peak Pro Forma Adjustments

The Pro Forma Financial Statements have been adjusted to reflect adjustments to historical book values of Crestone Peak to their preliminary estimated fair values in accordance with the acquisition method of accounting, the estimated closing price to be paid by Bonanza Creek for the common stock of Crestone Peak, the assumption of Crestone Peak’s debt, estimated direct transaction costs, and the estimated tax impact of pro forma adjustments. These adjustments include the following:

(a)

Reflects the change in cash and cash equivalents for: (1) borrowings of $250.0 million on the Bonanza Creek credit facility and the corresponding $5.0 million of incremental debt issuance costs, and (2) the payment of $252.4 million related to the Crestone Peak credit facility liability assumed as well as $0.4 million of accrued interest payable.

(b)	Reflects the elimination of intercompany balances between Crestone Peak and Extraction related to joint-ownership interests in certain wells.

(c)

Reflects the increase to debt issuance costs of 5.0 million, $1.8 million of which is included in Prepaid expenses and other, and $3.1 million of which is reflected in Other noncurrent assets related to the $250.0 million in incremental borrowings on the Bonanza Creek credit facility.

(d)

Reflects the adjustments to recognize at the Crestone Peak effective time the preliminary estimated fair value of Bonanza Creek common stock issued to existing holders of Crestone Peak common stock for total Crestone Peak merger consideration of $1.1 billion allocated to the estimated fair values of the assets acquired and liabilities assumed based on the following adjustments:

•

an increase of $837.0 to Total property and equipment, net, predominantly related to the increase in value of $576.4 million in Proved properties, with an approximate $260.3 million increase in Unproved properties; and

•

the elimination of the Due to related party balance of $738.7 million and the Redeemable noncontrolling interests and Non-redeemable noncontrolling interests of $4.2 million and $1.7 million included within Crestone Peak’s Temporary equity and Stockholders’ equity as of March 31, 2021, respectively, as these amounts reflect balances which eliminate upon Bonanza Creek’s acquisition of Crestone Peak and the limited partnership interests in CPR through the issuance of the Crestone Peak merger consideration.

(e)

Reflects the adjustments to recognize (1) $3.1 million related to Right-of-use assets and $3.1 million related to lease liabilities, of which $1.5 million is included in short-term and $1.6 million is included in long-term, corresponding to the fair value of the leases acquired by Bonanza Creek from Crestone Peak, as well as the elimination of $0.6 million of Crestone Peak deferred rent included within Lease liability (long-term) based on Bonanza Creek having previously adopted ASC 842, Leases, which Crestone Peak had not adopted as of March 31, 2021.

(f)

Reflects the accrual of non-recurring costs of $25.0 million related to the Crestone Peak merger including, among others, fees paid for financial advisors, legal services, and professional accounting services. These costs are not reflected in the historical March 31, 2021 consolidated balance sheets of Bonanza Creek and Crestone Peak but are reflected in the Pro Forma Balance Sheet as of March 31, 2021, as an increase to Accounts payable and accrued expenses and a decrease to Retained earnings (accumulated deficit), and in the Pro Forma Statement of Operations for the year ended March 31, 2021, within Merger transaction costs, due to their non-recurring nature. These costs are not expected to be incurred in any period beyond 12 months from the closing date of the merger.

(g)	Reflects the elimination of Crestone Peak’s historical equity balance in accordance with the acquisition method of accounting.

(h)

Reflects the estimated increase in shares of Bonanza Creek common stock and capital in excess of par resulting from the issuance of shares of Bonanza Creek common stock to Crestone Peak stockholders to effect the Crestone Peak merger.

(i)

Reflects the pro forma adjustments to Exploration and General and administrative expense to reclass certain amounts previously capitalized by Crestone Peak in order to conform the presentation to the successful efforts method of accounting used by Bonanza Creek for oil and gas properties.

(j)

Reflects the pro forma adjustments to Depreciation, depletion, and amortization calculated in accordance with the successful efforts method of accounting for oil and gas properties, which were based on the preliminary purchase price allocation of estimated fair value of the proved properties acquired.

(k)	Reflects the following pro forma adjustments related to interest expense for the three months ended March 31, 2021:

•

Increase to interest expense (net of amounts capitalized) of $0.5 million related to $250.0 million of incremental borrowings on the Bonanza Creek credit facility used to payoff the amount outstanding on the Crestone Peak credit facility as of March 31, 2021; and

•

Decrease to interest expense of $13.2 million predominantly related to the elimination of the historical amounts related to the Crestone Peak credit facility, with only approximately $0.2 million related to the Bonanza Creek credit facility related to amortization of deferred issuance costs and commitment fees.

(l)	Reflects the following pro forma adjustments related to interest expense for the year ended December 31, 2020:

•

Increase to interest expense (net of amounts capitalized) of $1.9 million, net of the elimination of the historical amortization of deferred issuance costs and commitment fees, related to $250.0 million of incremental borrowings on the Bonanza Creek credit facility used to payoff the amount outstanding on the Crestone Peak credit facility as of March 31, 2021; and

•	Decrease to interest expense of $55.0 million predominantly related to the elimination of the historical amounts related to the Crestone Peak credit facility.

(m)	Reflects the pro forma adjustments related to income tax expense based upon a blended federal and state effective statutory tax rate of 24.5%.

(n)	Reflects the elimination of the Net loss attributable to noncontrolling interests as Bonanza Creek is acquiring 100% of CPR.

NOTE 7 — MANAGEMENT’S ADJUSTMENTS

Subsequent to the closing of each of the mergers described herein, Bonanza Creek management expects that the post-acquisition company will realize certain cost savings as compared to the historical combined costs of Bonanza Creek, HighPoint, Extraction, and Crestone Peak operating independently. Management’s adjustments, which are based on estimated cost savings as a result of the integration of personnel, related reduction in payroll and other costs, and the manner in which the post-acquisition company will be integrated and managed prospectively, are not reflected in the Pro Forma Statements of Operations. Management expects that the mergers will result in approximately $40 to $50 million in annual synergies primarily related to the elimination of duplicative corporate costs and reduced midstream operating expenses, including reduced capital expenditures not reflected in the tables below, with synergies of over $200.0 million in present value (at a 10% discount factor).

Material limitations of these adjustments include not fully realizing the anticipated benefits, taking longer to realize these cost savings, or other adverse effects that Bonanza Creek does not currently foresee. Further, there may be additional charges incurred in achieving these cost savings for which management cannot determine the nature and amount as of the date of this joint proxy statement/prospectus, and thus, such charges are not reflected in the Pro Forma Statements of Operations. These adjustments reflect all management’s adjustments that are, in the opinion of management, necessary to a fair statement of the pro forma financial information presented. Future results may vary significantly from the pro forma financial information presented because of various factors, including those discussed in the section entitled “Risk Factors” within this joint proxy statement/prospectus.

Had the Transactions been completed as of January 1, 2020, management estimates that the following lease operating expense, midstream operating expenses and general and administrative expenses would not have been incurred, on a pre-tax basis:

•

for the three months ended March 31, 2021, $1.8 million related to lease operating expense, $1.0 million related to midstream operating expenses and $13.2 million related to general and administrative expenses; and

•

for the year ended December 31, 2020, $7.0 million related to lease operating expense, $4.0 million related to gas plant and midstream operating expenses and $53.1 million related to general and administrative expenses.

Consistent with the Pro Forma Statements of Operations for the three months ended March 31, 2021 and the year ended December 31, 2020, there is $3.9 million and $15.7 million of income tax expense, respectively, using the blended federal and state statutory tax rate related to the adjustments reflected in the tables below when considered in the aggregate for each of the HighPoint, Extraction and Crestone Peak adjustments for each period.

The following tables present the estimated effects on the Pro Forma Statements of Operations from the elimination of the identified expenses:

	For the Three Months Ended March 31, 2021			For the Year Ended December 31, 2020
	Pro Forma Combined Bonanza Creek and HighPoint	HighPoint	Bonanza Creek and HighPoint As Adjusted	Pro Forma Combined Bonanza Creek and HighPoint	HighPoint	Bonanza Creek and HighPoint As Adjusted
	(in thousands, except per share amounts)			(in thousands, except per share amounts)
Lease operating expense	$10,651	$—	$10,651	$48,874	$—	$48,874
Midstream operating expense	5,133	(1,000)	4,133	20,579	(4,000)	16,579
General and administrative expense	21,172	(5,800)	15,372	78,103	(23,600)	54,503

Income (loss) from operations before taxes	(47,598)	6,800	(40,798)	(1,115,869)	27,600	(1,088,269)
Net income (loss)	(46,776)	5,132	(41,644)	(984,234)	20,830	(963,404)

Net Income (Loss) Available to Common Shareholders	$(46,776)	$5,132	$(41,644)	$(984,234)	$20,830	$(963,404)

Net income (loss) per common share:
Basic	$(1.53)	$0.17	$(1.36)	$(32.19)	$0.68	$(31.51)
Diluted	$(1.53)	$0.17	$(1.36)	$(32.19)	$0.68	$(31.51)

	For the Three Months Ended March 31, 2021			For the Year Ended December 31, 2020
	Pro Forma Combined Bonanza Creek (Excluding Crestone Peak)	Extraction	Bonanza Creek As Adjusted (Excluding Crestone Peak)	Pro Forma Combined Bonanza Creek (Excluding Crestone Peak)	Extraction	Bonanza Creek As Adjusted (Excluding Crestone Peak)
	(in thousands, except per share amounts)			(in thousands, except per share amounts)
Lease operating expense	$23,861	$(375)	$23,486	$126,710	$(1,500)	$125,210
Midstream operating expense	5,133	—	5,133	24,514	—	24,514
General and administrative expense	32,569	(3,750)	28,819	142,664	(15,000)	127,664

Income (loss) from operations before taxes	919,594	4,125	923,719	(2,394,364)	16,500	(2,377,864)
Net income (loss)	900,932	3,113	904,045	(2,260,279)	12,453	(2,247,826)

Net Income (Loss) Available to Common Shareholders	$900,514	$3,113	$903,627	$(2,282,554)	$12,453	$(2,270,101)

Net income (loss) per common share:
Basic	$13.49	$0.04	$13.53	$(34.24)	$0.19	$(34.05)
Diluted	$13.47	$0.04	$13.51	$(34.24)	$0.19	$(34.05)

	For the Three Months Ended March 31, 2021			For the Year Ended December 31, 2020
	Bonanza Creek Pro Forma Combined	Crestone Peak	Bonanza Creek Pro Forma Combined As Adjusted	Bonanza Creek Pro Forma Combined	Crestone Peak	Bonanza Creek Pro Forma Combined As Adjusted
	(in thousands, except per share amounts)			(in thousands, except per share amounts)
Lease operating expense	$33,236	$(1,375)	$31,861	$161,986	$(5,500)	$156,486
Midstream operating expense	5,133	—	5,133	24,514	—	24,514
General and administrative expense	41,166	(3,625)	37,541	182,084	(14,500)	167,584

Income (loss) from operations before taxes	835,724	5,000	840,724	(2,614,226)	20,000	(2,594,226)
Net income (loss)	813,953	3,774	817,727	(2,475,370)	15,094	(2,460,276)

Net Income (Loss) Available to Common Shareholders	$813,535	$3,774	$817,309	$(2,497,645)	$15,094	$(2,482,551)

Net income (loss) per common share:
Basic	$9.12	$0.04	$9.16	$(28.01)	$0.17	$(27.84)
Diluted	$9.10	$0.04	$9.14	$(28.01)	$0.17	$(27.84)

NOTE 8 — SUPPLEMENTAL PRO FORMA OIL AND GAS RESERVES INFORMATION

The following tables present the estimated pro forma combined net proved developed and undeveloped oil and gas reserves information as of December 31, 2020, along with a summary of changes in quantities of net remaining proved reserves during the year ended December 31, 2020.

The following estimated pro forma combined oil and gas reserves information is not necessarily indicative of the results that might have occurred had the Transactions been completed on January 1, 2020 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” within this joint proxy statement/prospectus.

Oil and Natural Gas Reserves

	Oil (MBbl)
	Bonanza Creek Historical	HighPoint Historical	Bonanza Creek and HighPoint Pro Forma Combined	Extraction Predecessor Historical	Bonanza Creek Pro Forma Combined (Excluding Crestone Peak)	Crestone Peak Historical	Bonanza Creek Pro Forma Combined
Balance — December 31, 2019	64,413	74,094	138,507	91,459	229,966	37,132	267,098
Extensions, discoveries and infills	9,376	89	9,465	5,347	14,812	9	14,821
Production	(5,019)	(5,909)	(10,928)	(12,543)	(23,471)	(5,570)	(29,041)
Sales of minerals in place	—	(400)	(400)	(590)	(990)	(1,386)	(2,376)
Removed from capital program	(14,120)	—	(14,120)	—	(14,120)	—	(14,120)
Purchases of minerals in place	1,430	—	1,430	—	1,430	97,732	99,162
Revisions to previous estimates	(3,287)	(45,287)	(48,574)	(38,281)	(86,855)	(12,054)	(98,909)

Balance — December 31, 2020	52,793	22,587	75,380	45,392	120,772	115,863	236,635

Proved developed reserves
December 31, 2019	25,397	25,651	51,048	45,807	96,855	16,284	113,139
December 31, 2020	24,320	22,587	46,907	33,367	80,274	21,246	101,520

Proved undeveloped reserves
December 31, 2019	39,016	48,443	87,459	45,652	133,111	20,848	153,959
December 31, 2020	28,473	—	28,473	12,025	40,498	94,586	135,084

	Natural Gas (MMcf)
	Bonanza Creek Historical	HighPoint Historical	Bonanza Creek and HighPoint Pro Forma Combined	Extraction Predecessor Historical	Bonanza Creek Pro Forma Combined (Excluding Crestone Peak)	Crestone Peak Historical	Bonanza Creek Pro Forma Combined
Balance — December 31, 2019	212,200	181,301	393,501	580,089	973,590	357,725	1,331,315
Extensions, discoveries and infills	32,172	188	32,360	31,035	63,395	144	63,539
Production	(14,166)	(16,430)	(30,596)	(72,311)	(102,907)	(34,324)	(137,231)
Sales of minerals in place	—	(491)	(491)	(5,561)	(6,052)	(22,126)	(28,178)
Removed from capital program	(33,886)	—	(33,886)	—	(33,886)	—	(33,886)
Purchases of minerals in place	5,457	—	5,457	—	5,457	151,067	156,524
Revisions to previous estimates	33,951	(71,965)	(38,014)	(163,718)	(201,732)	(98,222)	(299,954)

Balance — December 31, 2020	235,728	92,603	328,331	369,534	697,865	354,264	1,052,129

Proved developed reserves
December 31, 2019	105,840	89,356	195,196	350,309	545,505	201,068	746,573
December 31, 2020	123,220	92,603	215,823	288,769	504,592	173,393	677,985

Proved undeveloped reserves
December 31, 2019	106,360	91,945	198,305	229,781	428,086	156,657	584,743
December 31, 2020	112,508	—	112,508	80,765	193,273	180,733	374,006

	NGLs (MBbl)
	Bonanza Creek Historical	HighPoint Historical	Bonanza Creek and HighPoint Pro Forma Combined	Extraction Predecessor Historical	Bonanza Creek Pro Forma Combined (Excluding Crestone Peak)	Crestone Peak Historical	Bonanza Creek Pro Forma Combined
Balance — December 31, 2019	22,161	23,128	45,289	66,009	111,298	27,283	138,581
Extensions, discoveries and infills	3,269	20	3,289	3,025	6,314	13	6,327
Production	(1,858)	(2,352)	(4,210)	(7,945)	(12,155)	(3,354)	(15,509)
Sales of minerals in place	—	(65)	(65)	(453)	(518)	(1,688)	(2,206)
Removed from capital program	(3,141)	—	(3,141)	—	(3,141)	—	(3,141)
Purchases of minerals in place	570	—	570	—	570	19,922	20,492
Revisions to previous estimates	5,110	(7,984)	(2,874)	(21,741)	(24,615)	(3,916)	(28,531)

Balance — December 31, 2020	26,111	12,747	38,858	38,895	77,753	38,260	116,013

Proved developed reserves
December 31, 2019	11,566	11,243	22,809	39,001	61,810	15,335	77,145
December 31, 2020	14,315	12,747	27,062	30,797	57,859	16,541	74,400

Proved undeveloped reserves
December 31, 2019	10,595	11,885	22,480	27,008	49,488	11,948	61,436
December 31, 2020	11,796	—	11,796	8,098	19,894	21,708	41,602

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities

The following tables present the estimated pro forma discounted future net cash flows at December 31, 2020. The pro forma standardized measure information set forth below gives effect to the Transactions as if the Transactions had been completed on January 1, 2020. With respect to the disclosures below for Bonanza Creek, HighPoint and Extraction, the amounts were determined by referencing the “Standardized Measure of Discounted Future Net Cash Flows” reported in Bonanza Creek’s, HighPoint’s and Extraction’s respective Annual Reports on Form 10-K for the year ended December 31, 2020; an explanation of the underlying methodology applied, as required by SEC regulations, can be found within the respective Annual Report on Form 10-K. With respect to the disclosures below for Crestone Peak, the amounts were determined by referencing the “Unaudited Supplemental Oil and Gas Disclosures” reported in Crestone Peak’s annual financial statements for the year ended December 31, 2020, included in this joint proxy statement/prospectus. See “Where You Can Find More Information” within this joint proxy statement/prospectus. The calculations assume the continuation of existing economic, operating and contractual conditions at December 31, 2020.

Therefore, the following estimated pro forma standardized measure is not necessarily indicative of the results that might have occurred had the Transactions been completed on January 1, 2020 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected herein and because of various factors, including those discussed in the section entitled “Risk Factors” within this joint proxy statement/prospectus.

Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the year ended December 31, 2020 are as follows:

	For the Year Ended December 31, 2020
	Bonanza Creek Historical	HighPoint Historical	Bonanza Creek and HighPoint Pro Forma Combined	Extraction Predecessor Historical	Bonanza Creek Pro Forma Combined (Excluding Crestone Peak)	Crestone Peak Historical	Bonanza Creek Pro Forma Combined
	(in thousands)
Future cash inflows	$2,230,012	$960,136	$3,190,148	$2,062,787	$5,252,935	$5,235,652	$10,488,587
Future production costs	(675,755)	(452,508)	(1,128,263)	(732,455)	(1,860,718)	(2,344,468)	(4,205,186)
Future development costs	(530,970)	(709)	(531,679)	(209,074)	(740,753)	(1,568,985)	(2,309,738)
Future income tax expense	—	—	—	—	—	—	—

Future net cash flows	1,023,287	506,919	1,530,206	1,121,258	2,651,464	1,322,199	3,973,663
10% annual discount for estimated timing of cash flows	(586,233)	(180,149)	(766,382)	(326,825)	(1,093,207)	(642,520)	(1,735,727)

Standardized measure of discounted future net cash flows	$437,054	$326,770	$763,824	$794,433	$1,558,257	$679,679	$2,237,936

Sources of Change in Discounted Future Net Cash Flows

The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the year ended December 31, 2020 are as follows:

	For the Year Ended December 31, 2020
	Bonanza Creek Historical	HighPoint Historical	Bonanza Creek and HighPoint Pro Forma Combined	Extraction Predecessor Historical	Bonanza Creek Pro Forma Combined (Excluding Crestone Peak)	Crestone Peak Historical	Bonanza Creek Pro Forma Combined
	(in thousands)
Beginning of period	$858,147	$973,870	$1,832,017	$1,903,873	$3,735,890	$705,248	$4,441,138

Changes during the year
Sale of oil and gas produced, net of production costs	(160,466)	(180,000)	(340,466)	(306,711)	(647,177)	(140,049)	(787,226)
Net changes in prices and production costs	(641,137)	(328,086)	(969,223)	(594,367)	(1,563,590)	(415,525)	(1,979,115)
Extensions, discoveries and improved recoveries	(54,269)	1,473	(52,796)	62,858	10,062	577	10,639
Development costs incurred	42,325	81,664	123,989	115,095	239,084	70,526	309,610
Changes in estimated development cost	220,964	78,067	299,031	60,901	359,932	152,053	511,985
Purchases of minerals in place	12,372	—	12,372	—	12,372	517,995	530,367
Sales of minerals in place	—	(9,118)	(9,118)	(15,506)	(24,624)	(24,782)	(49,406)
Revisions of previous quantity estimates	60,754	(327,869)	(267,115)	(559,839)	(826,954)	(246,449)	(1,073,403)
Net change in income taxes	—	—	—	2,779	2,779	—	2,779
Accretion of discount	85,815	93,077	178,892	172,408	351,300	70,525	421,825
Changes in production rates and other	12,549	(56,308)	(43,759)	(47,058)	(90,817)	(10,440)	(101,257)

End of period	$437,054	$326,770	$763,824	$794,433	$1,558,257	$679,679	$2,237,936

COMPARISON OF STOCKHOLDER RIGHTS

Extraction stockholders and holders of Extraction equity awards will receive shares of Bonanza Creek common stock in the merger. Bonanza Creek and Extraction are both Delaware corporations subject to the DGCL. If the merger is completed, the rights of Extraction stockholders and holders of Extraction equity awards who become Bonanza Creek stockholders through the receipt of shares of common stock and the rights of Bonanza Creek stockholders will continue to be governed by the DGCL, the Bonanza Creek certificate of incorporation and the Bonanza Creek bylaws.

The following summary is not a complete statement of the rights of Bonanza Creek stockholders or Extraction stockholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Bonanza Creek’s and Extraction’s governing corporate documents, which Extraction stockholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”

Extraction	Bonanza Creek	Crestone Peak
AUTHORIZED CAPITAL STOCK

The Extraction certificate of incorporation authorizes Extraction to issue 900,000,000 shares of Extraction common stock, and 50,000,000 shares of preferred stock, par value $0.01 per share (“Extraction preferred stock”). As of , 2021, there were shares of Extraction common stock outstanding and no shares of Extraction preferred stock outstanding.	The Bonanza Creek certificate of incorporation authorizes Bonanza Creek to issue 225,000,000 shares of Bonanza Creek common stock, and 25,000,000 shares of Bonanza Creek preferred stock. As of , 2021, there were shares of Bonanza Creek common stock outstanding and no shares of Bonanza Creek preferred stock outstanding.	The Crestone Peak certificate of incorporation authorizes Crestone Peak to issue 1,000 shares of Crestone Peak common stock. As of the date hereof, there were 100 shares of Crestone Peak common stock outstanding.

VOTING RIGHTS

The DGCL provides that each stockholder must be entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of Bonanza Creek common stock and each share of Extraction common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of stockholders (except with respect to amendments to either corporation’s certificate of incorporation that relate solely to such corporation’s preferred stock).

Subject to the discussion in “— Election of Directors” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Extraction’s governing documents, the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and	Subject to the discussion in “— Election of Directors” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Bonanza Creek’s governing documents or with respect to the rights of any preferred stock of Bonanza Creek, the vote of the	With respect to any matter, other than a matter for which the affirmative vote of the stockholders of a specified portion of the shares entitled to vote is required by law or Crestone Peak’s governing documents, the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled

entitled to vote thereon will be the act of the stockholders’ meeting.	holders of a majority of the shares having voting power present in person or represented by proxy at a meeting at which a quorum is present will be the act of the stockholders’ meeting.

to vote thereon will be the act of the stockholders’ meeting.

Each share of Crestone Peak common stock entitles the shareholder of record holding such share to one vote on any matter voted on by the shareholders as provided in the Crestone Creek’s governing documents or as required by applicable law.

The voting rights, preferences, other rights, qualifications, limitations or restrictions of the holders of any Extraction preferred stock will be determined by the Extraction board. Except as otherwise provided by law or in a preferred stock designation, the holders of Extraction preferred stock will not be entitled to vote at or receive notice of any meeting of the stockholders.	The relative voting rights of the holders of Series A Preferred Stock are described below in “Description of the Rights.” The voting rights of the holders of any additional Bonanza Creek preferred stock will be determined by the Bonanza Creek board.

NUMBER OF DIRECTORS AND SIZE OF BOARD

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by such company’s certificate of incorporation or bylaws.

The Extraction board currently has seven members. The Extraction bylaws and the Extraction certificate of incorporation provide that the number of directors may be increased or decreased from time to time by the Extraction board pursuant to a resolution adopted by a majority of the Extraction directors then in office, subject to the rights of the holders of any series of Extraction preferred stock to elect directors under specified circumstances, but that the number of directors may not be decreased if it would have the effect of shortening the term of an incumbent director.	The Bonanza Creek board currently has seven members, which, at the Extraction effective time, will increase to eight members and consist of (i) four directors appointed by Extraction, including the designation of the chairman and (ii) four directors appointed by Bonanza Creek, one of whom will be the president and chief executive officer. Following the Crestone Peak merger, the Bonanza Creek board will increase to nine members and consist of one director appointed by CPP Investments. The Bonanza Creek bylaws provide that the number of directors shall be determined by the Bonanza Creek board pursuant to a resolution adopted by a majority of the total number of directors which	The Crestone Peak board currently has two members. The Crestone Peak bylaws provides that the number of directors will be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of directors then in office; provided that, it is not less than one-third of the total number of directors then authorized.

Bonanza Creek would have if there were no vacancies, subject to the rights of the holders of any series of Bonanza Creek preferred stock to elect directors under specified circumstances.

TERM OF DIRECTORS

The Extraction certificate of incorporation and Extraction bylaws provide for an unclassified board. Each director holds office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification or removal. A director shall not be qualified for election or reelection to the Extraction board if such nominee has served seven or more full terms on the Extraction board; provided, that this term limitation does not apply to the Chief Executive Officer of Extraction.	The Bonanza Creek certificate of incorporation provides for an unclassified board. Each director holds office until his or her successors have been duly elected and qualified, or otherwise until his or her earlier death, resignation or removal.	The Crestone Peak bylaws provide for an unclassified board. Each director holds office until his or her successors have been duly elected and qualified, or otherwise until his or her earlier death, resignation or removal.

ELECTION OF DIRECTORS

Under the Extraction bylaws, each director shall be elected by a majority of the votes cast with respect to the director; provided that in any Contested Election (as defined in the Extraction bylaws), directors shall be elected by the vote of a plurality of the votes cast at a meeting of stockholders at which a quorum is present.

“Contested Election” means an election of directors in which the number of nominees exceeds the number of directors to be elected as of either (x) the time of the meeting or (y) the date that is 14 days in advance of the date Extraction files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the SEC.

Under the Bonanza Creek bylaws, directors shall be elected by a plurality of the votes cast by the holders of shares of stock entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present.	Under the Crestone Peak bylaws, directors shall be elected by a plurality of the votes cast by the holders of shares of stock entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present.

Election of directors need not be by written ballot and there is no cumulative voting for election of directors.	Election of directors need not be by written ballot and there is no cumulative voting for election of directors.	Election of directors need not be by written ballot and there is no cumulative voting for election of directors.

REMOVAL OF DIRECTORS

The DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Under the Extraction certificate of incorporation, subject to the rights of the holders of shares of any series of Extraction preferred stock, if any, to elect additional directors, any director may be removed with or without cause, upon the affirmative vote of the holders of a majority of the outstanding shares of stock of Extraction entitled to vote generally for the election of directors.	Under the Crestone Peak bylaws, unless otherwise restricted by law, any director or the entire board of directors may be removed, with or without cause, by the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote on the removal of directors.

VACANCIES

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Under the Extraction certificate of incorporation and the Extraction bylaws and in accordance with the DGCL, and, subject to the rights of the holders of any series of Extraction preferred stock, any vacancy on the Extraction board that results from any newly-created directorship resulting from any increase in the number of directors or any vacancy on the Extraction board that results from the death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. No decrease in the number of authorized directors	Under the Bonanza Creek bylaws, and in accordance with the DGCL, subject to the rights of holders of any series of any preferred stock then outstanding, vacancies and newly-created directorships resulting from any increase in the authorized number of directors and any vacancies in the Bonanza Creek board resulting from death, resignation, retirement, disqualification, removal from office, or other cause may be filled by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next election of directors and such director’s successor is elected and qualified or until the director’s	Under the Crestone Peak bylaws, and in accordance with the DGCL, any vacancy on the Crestone Peak board that results from any newly-created directorship resulting from any increase in the number of directors or any vacancy on the Crestone Peak board that results from the death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director, and any director so chosen shall hold office until the next election of directors and until his or her successor shall have been duly elected and qualified. No decrease in the number of

constituting the Extraction board shall shorten the term of any incumbent director.	earlier death, resignation or removal.	authorized directors constituting the Crestone Peak board shall shorten the term of any incumbent director.

QUORUM FOR BOARD MEETINGS

The DGCL provides that in no case will a quorum be less than one-third of the authorized number of directors.

Under the Extraction bylaws, and in accordance with the DGCL, the presence of at least a majority of the total number of directors then in office constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Extraction board (except as may be otherwise specifically provided by statute or the Extraction certificate of incorporation).	Under the Bonanza Creek bylaws, and in accordance with the DGCL, the presence of at least a majority of the total number of authorized directors constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Bonanza Creek board (except as may be otherwise specifically provided by statute or the Bonanza Creek certificate of incorporation).	Under the Crestone Peak bylaws, and in accordance with the DGCL, the presence of at least a majority of the total number of directors then in office constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Extraction board (except as may be otherwise specifically provided by statute or the Crestone Peak certificate of incorporation).

ANNUAL MEETINGS OF STOCKHOLDERS

Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Each of the Bonanza Creek bylaws, the Extraction bylaws and the Crestone Peak bylaws provide that annual meetings of stockholders shall be held at such dates and times as shall be designated by such corporation’s board and stated in the notice of the meeting, at which time the stockholders shall elect a board of directors and transact such other business as may be properly brought before the meeting. The board of directors of each corporation may postpone, reschedule, or cancel any previously scheduled annual meeting of stockholders.

QUORUM FOR STOCKHOLDER MEETINGS

Under the DGCL, and each of the Bonanza Creek bylaws, the Extraction bylaws and the Crestone Peak bylaws, the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

NOTICE OF ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS

Under the DGCL and each of the Bonanza Creek bylaws, the Extraction bylaws and the Crestone Peak bylaws, notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

Extraction	Bonanza Creek	Crestone Peak

CALLING SPECIAL MEETINGS OF STOCKHOLDERS

The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.

The Extraction bylaws provide that special meetings of the stockholders, other than those required by statute, may be called at any time by the Extraction board or by Extraction’s secretary upon a proper written request given by or on behalf of one or more stockholders of record who hold at least 25% of the voting power of all outstanding shares of Extraction common stock.	The Bonanza Creek certificate of incorporation provides that a special meeting of stockholders may be called by the chairman of the Bonanza Creek board, Bonanza Creek’s chief executive officer, Bonanza Creek’s president or the Bonanza Creek board, pursuant to resolutions adopted by a majority of the total number of directors which the Bonanza Creek board would have if there were no vacancies. The Bonanza Creek stockholders do not have the power to call a special meeting of the Bonanza Creek stockholders.	The Crestone Peak bylaws provide that special meetings of the stockholders, other than those required by statute, may be called at any time by the Crestone Peak board or by the chairman of the board or Crestone’s secretary upon a proper written request given by or on behalf of one or more stockholders of record who hold at least 10% of the voting power of all outstanding shares of Crestone Peak common stock.

STOCKHOLDERS ACTION BY WRITTEN CONSENT

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Extraction certificate of incorporation provides that except as otherwise provided in any Extraction preferred stock designation relating to the rights of holders of any series of Extraction preferred stock, any action required or permitted to be taken by the Extraction stockholders must be taken at a duly called and convened annual or special meeting of the Extraction stockholders and may not be taken by any consent in writing in lieu of a meeting of such stockholders.	The Bonanza Creek certificate of incorporation and the Bonanza Creek bylaws provide that, subject to the rights of the holders of any series of preferred stock then outstanding, any action required or permitted to be taken by the Bonanza Creek stockholders must be effected at a duly-called annual or special meeting of the Bonanza Creek stockholders and may not be effected by any consent in writing by such stockholders.	The Crestone Peak bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

AMENDMENT OF GOVERNING DOCUMENTS

Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws.

The Extraction certificate of incorporation grants the Extraction board the power to adopt, amend or repeal the Extraction bylaws. In addition to any separate vote of the Extraction preferred stock or any series thereof required by the Extraction certificate of incorporation or by any Extraction preferred stock Designation, Extraction’s bylaws may also be adopted, amended or repealed by the Extraction stockholders by the affirmative vote of holders of at least a majority of the outstanding shares of Extraction common stock.	The Bonanza Creek certificate of incorporation grants the Bonanza Creek board the power to adopt, amend or repeal the Bonanza Creek bylaws by affirmative vote of at least a majority of the directors then in office. The Bonanza Creek stockholders may also adopt, amend or repeal the Bonanza Creek bylaws by the affirmative vote of the holders of at least a majority of the outstanding stock entitled to vote thereon, voting together as a single class; provided, however, that no bylaws subsequently adopted by the Bonanza Creek stockholders shall invalidate any prior act of the directors which would have been valid if such bylaws had not been adopted.	The Crestone Peak certificate of incorporation and bylaws grant the Crestone Peak board the power to adopt, amend or repeal the Crestone Peak bylaws by affirmative vote of at least a majority of the directors then in office. The Crestone Peak stockholders may also adopt, amend or repeal the Crestone Peak bylaws by the affirmative vote of the holders of at least a majority of the outstanding stock entitled to vote thereon.

LIMITATION ON LIABILITY OF DIRECTORS

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. The Extraction certificate of incorporation and the Bonanza Creek certificate of incorporation limit the liability of its directors to the fullest extent permitted by this law.

Specifically, each of Extraction’s and Bonanza Creek’s directors is not personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the corporation’s stockholders.

To the extent that a present or former director, officer or employee of Extraction or Bonanza Creek has been successful on the merits or otherwise in defense of any threatened, pending, or completed proceeding referred to in Section 145(a) or (b) of the DGCL, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) reasonably incurred by him or her in connection therewith.

Each of Extraction and Bonanza Creek may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the respective corporation or is or was serving at the request of the respective corporation as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status as such, whether or not the respective corporation would have the power to indemnify such person against such liability.

Any rights to indemnification or advancement of expenses conferred upon any current or former director, officer or employee of Extraction or Bonanza Creek are contractual, vest when such person becomes a director, officer or employee of Extraction or Bonanza Creek, and shall continue as vested contract rights even if such person ceases to be a director, officer or employee of Extraction or Bonanza Creek. Any amendment, repeal, or modification of, or adoption of any provision inconsistent with the rights conferred under each of the Extraction bylaws and the Bonanza Creek bylaws shall not adversely affect any right to indemnification or advancement of expenses granted to any person pursuant hereto with respect to any act or omission of such person occurring prior to the time of such amendment, repeal, modification, or adoption (regardless of whether the proceeding relating to such acts or omissions, or any proceeding relating to such person’s rights to indemnification or to advancement of expenses, is commenced before or after the time of such amendment, repeal, modification, or adoption), and any such amendment, repeal, modification, or adoption that would adversely affect such person’s rights to indemnification or advancement of expenses shall be ineffective as to such person, except with respect to any threatened, pending, or completed proceeding that relates to or arises from (and only to the extent such proceeding relates to or arises from) any act or omission of such person occurring after the effective time of such amendment, repeal, modification, or adoption.

ANTI-TAKEOVER PROVISIONS

Each of Bonanza Creek and Extraction are governed by DGCL §203, which prohibits a defined set of transactions between a Delaware corporation and an “interested stockholder.” An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. This prohibition is effective unless: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by such corporation’s board prior to the time the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the board of the corporation and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Extraction	Bonanza Creek	Crestone Peak

EXCLUSIVE FORUM

Unless Extraction consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Extraction, (ii) any action asserting a claim for a breach of a fiduciary duty owed by any current or former director, officer, or employee of Extraction to Extraction or Extraction stockholders, (iii) any action asserting a claim pursuant to any provision of the DGCL or Extraction’s organizational documents, (iv) any action asserting a claim governed by the internal affairs doctrine or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.	Unless the Bonanza Creek board or one of its committees consents in writing to the selection of an alternative forum, the sole and exclusive forum shall be the Court of Chancery of the State of Delaware for (i) any derivative action or proceeding brought on behalf of Bonanza Creek, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of Bonanza Creek to Bonanza Creek or Bonanza Creek stockholders, (iii) any action asserting a claim against Bonanza Creek arising pursuant to any provision of the DGCL, the Bonanza Creek certificate of incorporation or the Bonanza Creek bylaws, (iv), any action to interpret, apply, enforce or determine the validity of the Bonanza Creek certificate of incorporation or the Bonanza Creek bylaws, or (v) any action asserting a claim against Bonanza Creek or any director or officer or	Crestone Peak’s governing documents do not contain any exclusive forum provision.

Extraction	Bonanza Creek	Crestone Peak
other employee of Bonanza Creek governed by the internal affairs doctrine, in each such case subject to said court of chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Bonanza Creek shall be deemed to have notice of and consented to the provisions of the Bonanza Creek certificate of incorporation.

APPRAISAL RIGHTS

Under the DGCL, the stockholders of Delaware corporations have appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. No appraisal rights or dissenters’ rights will be available with respect to the share issuances or mergers for Bonanza Creek stockholders or Extraction stockholders. Pursuant to the terms of the support agreement, the Crestone Peak Stockholder has waived any appraisal rights or dissenters’ rights in connection with the Crestone Peak merger under Crestone Peak’s organizational documents or Delaware law. Please see “The Extraction Merger — Appraisal Rights and Dissenters’ Rights” and “The Crestone Peak Merger — Appraisal Rights and Dissenters’ Rights.”

DESCRIPTION OF THE RIGHTS

On November 8, 2020, in connection with the adoption of the tax plan, the Bonanza Creek board declared a dividend of one Bonanza Creek right for each issued and outstanding share of Bonanza Creek common stock. Each Bonanza Creek right entitles the registered holder, subject to the terms of the tax plan, to purchase from Bonanza Creek one one-thousandth of a share of Bonanza Creek’s Series A Preferred Stock, par value $0.01 per share, at a price of $100.00, subject to certain adjustments. The description and terms of the Bonanza Creek rights and Series A Preferred Stock are set forth in the tax plan by and between Bonanza Creek and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent, and in the Certificate of Designations of Bonanza Creek’s Series A Junior Participating Preferred Stock, filed as Exhibits 3.1 and 4.1, respectively, to Bonanza Creek’s Current Report on Form 8-K filed on November 9, 2020, incorporated by reference herein.

The purpose of the tax plan is to reduce the risk that Bonanza Creek’s ability to use its net operating losses and certain other tax attributes to reduce potential future income tax obligations would become subject to limitation by reason of Bonanza Creek experiencing an “ownership change,” as defined in Section 382 of the Code. A corporation generally will experience an ownership change if the percentage of the corporation’s stock owned by its “5-percent shareholders,” as defined in Section 382 of the Code, increases by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The tax plan is designed to reduce the likelihood that Bonanza Creek will experience an ownership change under Section 382 of the Code by (i) discouraging any person or group of persons from acquiring beneficial ownership of more than 4.95% of the outstanding shares of Bonanza Creek common stock and (ii) discouraging any existing shareholder currently beneficially holding 4.95% or more of the outstanding shares of Bonanza Creek common stock from acquiring any additional shares of Bonanza Creek common stock.

The rights trade with Bonanza Creek’s common stock and will expire at the close of business on November 9, 2023. The board of directors of Bonanza Creek will consider an earlier termination of the tax plan under certain conditions as described in the tax plan. The Bonanza Creek rights will be exercisable if a person or group of persons acquires 4.95% or more of Bonanza Creek’s outstanding common stock. The Bonanza Creek rights will also be exercisable if a person or group of persons that already owns 4.95% or more of Bonanza Creek’s common stock acquires an additional share. If the Bonanza Creek rights become exercisable, all holders of Bonanza Creek rights, other than the person or group of persons triggering the Bonanza Creek rights, will be entitled to purchase shares of Bonanza Creek common stock at a 50% discount. Bonanza Creek rights held by the person or group of persons triggering the Bonanza Creek rights will become void and will not be exercisable.

Pursuant to the terms of the tax plan, upon the closing of the Extraction merger, the preferred stock purchase rights associated with each share of Bonanza Creek common stock will expire, which has the effect of terminating the tax plan on that date. As a result, the tax plan will automatically terminate in accordance with its terms upon the closing of the Extraction merger.

For a full description of the Bonanza Creek rights, see Bonanza Creek’s Registration Statement on Form 8-A, filed with the SEC on November 9, 2020, and incorporated by reference herein. Please see “Where You Can Find More Information.” for information regarding the tax plan, the Bonanza Creek rights and the Series A Preferred Stock.

CERTAIN BENEFICIAL OWNERS OF EXTRACTION COMMON STOCK

To Extraction’s knowledge, the following table sets forth certain information regarding the beneficial ownership of shares of Extraction common stock as of the close of business on July 9, 2021 (except as noted in the footnotes below) and with respect to: (i) each person known by Extraction to beneficially own 5% or more of the outstanding shares of Extraction common stock; (ii) each member of the Extraction board; (iii) each named executive officer; and (iv) the members of the Extraction board and Extraction’s current executive officers as a group.

Extraction has determined beneficial ownership in accordance with the rules of the SEC. Information set forth in the tables below with respect to beneficial ownership of Extraction common stock has been obtained from filings made by the named beneficial owners with the SEC as of July 9, 2021 or, in the case of Extraction’s current executive officers and directors, has been provided to us by such individuals. Except as indicated by the footnotes below, Extraction believes, based on the information furnished to Extraction, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Extraction common stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on approximately 25,836,980 shares of Extraction common stock outstanding as of July 9, 2021.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 370 17th Street, Suite 5200, Denver, CO 80202.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares Beneficially Owned
5% Shareholders:
Kimmeridge Energy Management Company, LLC(1)	9,799,080	37.9%
Prudential Financial, Inc.(2)	2,717,401	10.5%
Brigade Capital Management, LP(3)	1,721,297	6.7%

Directors and Named Executive Officers:
Thomas B. Tyree, Jr.(4)	72,000	*
Matthew R. Owens(4)	72,000	*
Marianella Foschi(5)	57,284	*
Eric J. Christ(6)	56,400	*
Tom L. Brock(7)	53,551	*
Benjamin Dell(8)	16,800	*
Carney Hawks(8)	16,800	*
Carrie M. Fox(8)	16,800	*
Howard A. Willard, III(8)	16,800	*
Michael Wichterich(8)	16,800	*
Morris Clark(8)	16,800	*
All named executive officers and directors as a group (11 persons)	412,035	1.6%

(1)

Pursuant to a Schedule 13D/A filed by Kimmeridge Energy Management Company, LLC (“Kimmeridge”) with the SEC on May 11, 2021, Kimmeridge has sole voting power with respect to 9,799,080 shares and sole dispositive power with respect to 9,799,080 shares. The principal address of Kimmeridge is 412 West 15th Street — 11th Floor New York, NY 10011.

(2)

Pursuant to a Schedule 13G filed by Prudential Financial, Inc. (“Prudential Financial”) with the SEC on February 10, 2021, Prudential Financial has sole voting power with respect to 38,202 shares and sole dispositive power with respect to 38,202 shares, shared voting power over 2,679,199 shares and shared voting power over 2,679,199 shares. The principal address of Prudential Financial is 751 Broad Street Newark, New Jersey 07102-3777.
(3)

Pursuant to a Schedule 13G jointly filed by Brigade Capital Management, LP (“Brigade CM”), Brigade Capital Management GP, LLC (“Brigade GP”) and Donald E. Morgan, III (“Mr. Morgan” and together with Brigade CM and Brigade GP, the “Brigade Persons”) with the SEC on February 1, 2021. The 1,721,297 shares of common stock reported as beneficially owned are directly held by Brigade CM. Brigade GP is the general partner of Brigade CM. Mr. Morgan is the managing member of Brigade GP. Brigade CM has shared voting power over 1,721,297 shares and shared dispositive power over 1,721,297 shares. Brigade GP has shared voting power over 1,721,297 shares and shared dispositive power over 1,721,297 shares. Mr. Morgan has shared voting power over 1,721,297 shares and shared dispositive power over 1,721,297 shares. The address of Brigade Capital Management, LP is 399 Park Avenue, 16th Floor New York, New York 10022.

(4)	Includes 18,000 unvested RSUs and 54,000 unvested PSUs.
(5)	Includes 14,100 unvested RSUs, 42,300 unvested PSUs, 544 Tranche A Warrants and 272 Tranche B Warrants.
(6)	Includes 14,100 unvested RSUs and 42,300 unvested PSUs.
(7)	Includes 12,750 unvested RSUs, 38,250 unvested PSUs, 1,571 Tranche A Warrants and 786 Tranche B Warrants.
(8)	Includes 16,800 unvested DSUs.
*	Represents less than 1%

CERTAIN BENEFICIAL OWNERS OF BONANZA CREEK COMMON STOCK

To Bonanza Creek’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Bonanza Creek common shares as of the close of business on July 9, 2021 (except as noted in the footnotes below) and with respect to: (i) each person known by Bonanza Creek to beneficially own 5% or more of the outstanding Bonanza Creek common shares; (ii) each member of the Bonanza Creek board; (iii) each named executive officer of Bonanza Creek; and (iv) the members of the Bonanza Creek board and Bonanza Creek’s current executive officers as a group.

Bonanza Creek has determined beneficial ownership in accordance with the rules of the SEC. Information set forth in the tables below with respect to beneficial ownership of Bonanza Creek common stock has been obtained from filings made by the named beneficial ownership with the SEC as of July 9, 2021 or, in the case of Bonanza Creek’s current executive officers and directors, has been provided to us by such individuals. Except as indicated by the footnotes below, Bonanza Creek believes, based on the information furnished to Bonanza Creek, that the persons and entities named in the table below have sole voting and investment power with respect to all Bonanza Creek common shares that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on approximately 30,844,625 shares of Bonanza Creek common stock outstanding as of July 9, 2021.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 410 17th Street, Suite 1400, Denver, CO 80202.

Name of Beneficial Owner	Common Stock	Warrants(1)	Restricted Stock Units(2)	Non-Qualified Stock Options(3)	Total Stock and Stock- Based Holdings	Percentage of Class(4)
5% Stockholders:
Franklin Resources, Inc.(5)	5,262,028	0	0	0	5,262,028	17.1%
FMR LLC(6)	3,124,360	0	0	0	3,124,360	10.1%
BlackRock, Inc.(7)	2,507,427	0	5	0	2,507,427	8.1%
Dimensional Fund Advisors LP(8)	1,664,448	0	0	0	1,664,448	5.4%
Directors and Named Executive Officers:
James Craddock	646		3,574		4,220	*
Carrie Hudak	11,365	0	3,574	0	14,939	*
Paul Keglevic	18,120	0	3,574	0	21,694	*
Audrey Robertson	646		3,574	0	4,220	*
Brian Steck	22,068	0	4,467	0	26,535	*
Jeff Wojahn	18,195	0	3,574	0	21,769	*
Eric Greager	78,602	0	109,495	0	188,097	*
Brant DeMuth	6,785	0	36,843	0	43,628	0.6%
Skip Marter	33,463	0	26,058	24,380	83,901	*
Dean Tinsley	17,598	0	22,822	7,609	48,029	*
Sandi Garbiso	8,339	0	14,538	4,871	27,748	*
All Executive Officers and Directors as a Group (consisting of 11 persons)	215,827	0	232,093	36,860	484,780	1.57%

(1)	Warrants to purchase common stock of Bonanza Creek expired at 5:00 p.m., New York City time, on April 28, 2020.
(2)	There are no shares under outstanding RSUs that directors and executive officers may acquire within 60 days from July 9, 2021.

(3)

According to SEC rules, beneficial ownership includes shares as to which the individual or entity has voting power or investment power and any shares that the individual has a right to acquire within 60 days of a date reasonably selected by us, through the exercise of any right. Bonanza Creek selected July 9, 2021 as the determination date.

(4)	Based on 30,844,625 shares of common stock outstanding as of July 9, 2021.
(5)

According to a Schedule 13G filed with the SEC on May 10, 2021 by Franklin Resources, Inc. (“Franklin”), Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisors, Inc. (“Franklin Advisors”), Franklin Advisors has, with respect to Bonanza Creek common stock, sole voting power over 5,261,704 shares, shared voting power over no shares, sole dispositive power over 5,261,704 shares and shared dispositive power over no shares. Fiduciary Trust International, LLC has, with respect to Bonanza Creek common stock, sole voting and dispositive power over 324 shares and shared voting and dispositive power over no shares. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock of Franklin and are the principal stockholders of Franklin. The 13G contained information as of April 30, 2021, and may not reflect current holdings of Bonanza Creek’s common stock. The address of Franklin, Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisors is One Franklin Parkway, San Mateo, CA 94403-1906.

(6)

According to a Schedule 13G/A filed with the SEC on February 8, 2021 by FMR LLC (“FMR”), FMR has, with respect to Bonanza Creek’s common stock, sole power to vote 3,124,360 shares, shared voting power over no shares, sole power to dispose of 3,124,360 shares, and shared power to dispose of no shares. The 13G/A contained information as of December 31, 2020, and may not reflect current holdings of Bonanza Creek’s common stock. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(7)

According to a Schedule 13G/A filed with the SEC on January 27, 2021 by BlackRock, Inc. (“BlackRock”), BlackRock has, with respect to Bonanza Creek’s common stock, sole power to vote 2,473,161 shares, shared voting power over no shares, sole power to dispose of 2,507,427 shares, and shared power to dispose of no shares. The 13G/A contained information as of December 31, 2020, and may not reflect current holdings of Bonanza Creek’s common stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10022.

(8)

According to a Schedule 13G/A filed with the SEC on February 12, 2021 by Dimensional Fund Advisors LP (“Dimensional”) Dimensional has, with respect to Bonanza Creek’s common stock, sole power to vote 1,642,521 shares, shared voting power over no shares, sole power to dispose of 1,664,448 shares, and shared power to dispose of no shares. The 13G contained information as of December 31, 2020, and may not reflect current holdings of Bonanza Creek’s common stock. The address for Dimensional is Building One, 6300 Bee Cave Road, Austin, TX 78746.

*	Represents less than 1.0%.

CERTAIN BENEFICIAL OWNERS OF CRESTONE PEAK COMMON STOCK

To Crestone Peak’s knowledge, the following table sets forth certain information regarding the beneficial ownership of shares of Crestone Peak common stock as of the close of business on July 9, 2021 (except as noted in the footnotes below) and with respect to: (i) each person known by Crestone Peak to beneficially own 5% or more of the outstanding shares of Crestone Peak common stock; (ii) each member of the Crestone Peak board; (iii) each named executive officer; and (iv) the members of the Crestone Peak board and Crestone Peak’s current executive officers as a group.

Crestone Peak has determined beneficial ownership in accordance with the rules of the SEC. Information set forth in the tables below with respect to beneficial ownership of Crestone Peak common stock has been obtained from Crestone Peak company records as of July 9, 2021 or, in the case of Crestone Peak’s current executive officers and directors, has been provided to us by such individuals. Except as indicated by the footnotes below, Crestone Peak believes, based on the information furnished to Crestone Peak, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Crestone Peak common stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on 100 shares of Crestone Peak common stock outstanding as of                 .

Unless otherwise noted below, the address of each beneficial owner listed in the table below is One Queen Street East, Suite 2500/2600, Toronto, ON M5C 2W5 Canada.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares Beneficially Owned
5% Shareholders:
CPPIB Crestone Peak Resources Canada Inc.*	100	100%

Directors and Named Executive Officers:
Ryan Barry	0	0%
Kristina Fanjoy	0	0%
John Graham	0	0%
Brian Savage	0	0%

*

Crestone Peak owns 100% of the non-economic general partner interest in CPR and approximately 96% of the limited partner interests in CPR. All of the limited partner interests in CPR not owned by Crestone Peak will be conveyed to Crestone Peak immediately prior to Merger Sub 1 merger effective time by certain minority holders of CPR limited partner interests in exchange for a pro rata portion of the Crestone Peak merger consideration to be received in the Crestone Peak merger.

LEGAL MATTERS

The legality of the shares of Bonanza Creek common stock issuable in the mergers will be passed upon for Bonanza Creek by Vinson & Elkins LLP. Certain U.S. federal income tax consequences relating to the transactions will be passed upon for Extraction by Kirkland & Ellis LLP.

EXPERTS

Bonanza Creek Energy, Inc.

The financial statements incorporated in this joint proxy statement/prospectus by reference from Bonanza Creek’s Annual Report on Form 10-K for the year ended December 31, 2020, and the effectiveness of Bonanza Creek Energy, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the year ended December 31, 2018 incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The financial statements incorporated by reference in this joint proxy statement/prospectus by reference from HighPoint Resources Corporation’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020, included in Bonanza Creek’s Current Report on Form 8-K, filed on March 1, 2021, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Estimates of proved reserves attributable to certain interests of Bonanza Creek as of December 31, 2020 and related information included or attached hereto have been prepared based on reports by Ryder Scott Company, L.P., independent consulting petroleum engineers, and all such information has been so incorporated in reliance on the authority of such experts in such matters.

Estimates of proved reserves attributable to certain interests of HighPoint as of December 31, 2020 and related information included or attached hereto have been prepared based on reports by HighPoint and audited by Netherland, Sewell & Associates, Inc., independent consulting petroleum engineers, and all such information has been so incorporated in reliance on the authority of such experts in such matters.

Extraction Oil & Gas, Inc.

The financial statements incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of proved reserves attributable to certain interests of Extraction as of December 31, 2020 and related information included or attached hereto have been prepared based on reports by Ryder Scott Company, L.P., independent consulting petroleum engineers, and all such information has been so incorporated in reliance on the authority of such experts in such matters.

CPPIB Crestone Peak Resources America Inc.

The consolidated financial statements of CPPIB Crestone Peak Resources America Inc. as of and for the years ended December 31, 2020 and 2019, included in this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Estimates of proved reserves attributable to certain interests of Crestone Peak Resources LLC, a subsidiary of CPPIB Crestone Peak Resources America Inc., as of December 31, 2020, and related information included or attached hereto have been prepared based on reports by Netherland, Sewell & Associates, Inc., independent consulting petroleum engineers, and all such information has been so incorporated in reliance on the authority of such experts in such matters.

STOCKHOLDER PROPOSALS

Bonanza Creek

Bonanza Creek will hold a regular annual meeting of stockholders in 2022 (the “Bonanza Creek 2022 Annual Meeting”) regardless of whether the mergers are completed.

Any stockholder of Bonanza Creek who desires to submit a proposal for action at the Bonanza Creek 2022 Annual Meeting and wishes to have such proposal (a “Rule 14a-8 Proposal”) included in Bonanza Creek’s proxy materials, must submit such Rule 14a-8 Proposal to Bonanza Creek at its principal executive offices no later than December 24, 2021, unless Bonanza Creek notifies the stockholders otherwise. Only those Rule 14a-8 Proposals that are timely received by Bonanza Creek and proper for stockholder action (and otherwise proper) will be included in Bonanza Creek’s proxy materials.

A stockholder proposal, including a stockholder nominating a person for election as a director, not included in Bonanza Creek’s proxy statement for the Bonanza Creek 2022 Annual Meeting will be ineligible for presentation at the Bonanza Creek 2022 Annual Meeting unless the stockholder gives timely notice of the proposal in writing to Bonanza Creek’s Secretary at its principal executive offices. Under Bonanza Creek’s bylaws, in order for a matter to be deemed properly presented by a stockholder, a stockholder’ s notice must be delivered to and received by the Secretary at Bonanza Creek’s principal executive offices not less than 120 days and not more than 150 days in advance of the first anniversary of the date of Bonanza Creek’s proxy statement release to stockholders for the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting or if no annual meeting was held during the previous year, delivery of such proposal by the stockholder, to be timely, must be so delivered not later than the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made. Accordingly, with respect to the Bonanza Creek 2022 Annual Meeting, such proposal must be received by the Secretary at Bonanza Creek’s principal executive office by the tenth day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. For purposes of Bonanza Creek’s bylaws, “public announcement” means disclosure in a press release reported by Dow Jones News Service, Associated Press, or a comparable national news service, in a document publicly filed by Bonanza Creek with the SEC or in a notice pursuant to the applicable rules of an exchange on which Bonanza Creek’s securities are then listed.

To be in proper form, a stockholder’s notice shall be in writing and shall set forth (a) the name and address of the stockholder, as set forth in Bonanza Creek’s books and records, who intends to make the nomination(s) or propose the business and the beneficial owner, if any, on whose behalf the proposal is made, (b) the number of the Bonanza Creek ‘s shares that are owned beneficially by such stockholder as of the date of submission, (c) the full name of the proposed candidate, (d) complete biographical information for the proposed candidate, including a description of the proposed candidate’s business experience for at least the previous five years, (e) a description of the proposed candidate’s qualifications as a director, (f) in the case of a nomination of director(s), (i) a description of all agreements, arrangements, or understandings between the stockholder and each nominee or any other person or persons (naming such person or persons) pursuant to which the nomination(s) are to be made, (ii) any other information relating to such nominee(s) that would be required to be included in a proxy statement filed under the current rules of the SEC, and (iii) the nominee(s)’ written consent to serve as a director if elected, and (g) in the case of other business proposed to be brought before the annual meeting (i) a brief description of such business, (ii) the reasons for conducting such business at the annual meeting, (iii) any material interest the stockholder has in such business, and (iv) any other information that is required to be provided by the stockholder under the current rules of the SEC with respect to stockholder proposals. The Bonanza Creek board, a committee thereof, the Chief Executive Officer, or the President may refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedures.

It is the responsibility of Bonanza Creek’s Nominating and Corporate Governance Committee to identify, evaluate, and recommend to the Bonanza Creek board the director nominees for election at the annual meeting of stockholders, as well as fill vacancies or additions on the Bonanza Creek board that may occur between annual meetings. The Nominating and Corporate Governance Committee endeavors to recommend only director candidates who possess the highest personal values and integrity; who have experience and have exhibited achievements in one or more of the key professional, business, financial, legal, and other challenges that face a U.S. independent oil and gas company; who exhibit sound judgment, intelligence, personal character, and the ability to make independent analytical inquiries; who demonstrate a willingness to devote adequate time to board duties; and who are likely to be able to serve on the Bonanza Creek board for a sustained period. The Bonanza Creek board is committed to actively seeking women and minority candidates as well as individuals with diverse backgrounds, skills, and experiences. In general, the Nominating and Corporate Governance Committee will use the same process to evaluate candidates recommended by stockholders as it uses to evaluate all other director candidates. However, if a candidate is recommended by a stockholder or a group of stockholders, the Nominating and Corporate Governance Committee also will review the information required of such nominees pursuant to Bonanza Creek’s bylaws.

The Nominating and Corporate Governance Committee’s charter includes consideration of diversity of viewpoint on the Bonanza Creek board. In that regard, the Nominating and Corporate Governance Committee endeavors to achieve an overall balance of diversity of experiences, skills, attributes, and viewpoints among our directors. The Nominating and Corporate Governance Committee believes it has achieved that balance through the representation on the Bonanza Creek board of members having experience in the oil and gas industry, finance and accounting, and investment analysis, among other areas. The Nominating and Corporate Governance Committee does not discriminate based upon race, religion, sex, national origin, age, disability, citizenship, or any other legally protected status.

In identifying potential director candidates, the Nominating and Corporate Governance Committee will rely on any source available for the identification and recommendation of candidates, including current directors and officers. In addition, the Nominating and Corporate Governance Committee from time to time may engage a third party search firm to identify or evaluate, or assist in identifying or evaluating potential candidates, for which the third party search firm will be paid a fee.

Written requests for inclusion of any stockholder proposal, including with respect to any director candidates recommended by stockholders, should be addressed to Bonanza Creek Energy, Inc., 410 17th Street, Suite 1400, Denver, CO 80202, Attention: Secretary. Bonanza Creek suggests that any such proposal be sent by certified mail, return receipt requested.

A copy of the Bonanza Creek bylaws setting forth the requirements for the nomination of director candidates by stockholders and the requirements for proposals by stockholders may be obtained by submitting a request to Bonanza Creek’s secretary at Bonanza Creek’s principal executive offices, 410 17th Street, Suite 1400, Denver, CO 80202.

Extraction

If the Extraction merger agreement is approved and adopted by the requisite vote of Extraction stockholders and the Extraction merger is completed, Extraction will be merged with and into Bonanza Creek, with Bonanza Creek continuing as the surviving entity, and, consequently, Extraction will not hold an annual meeting of its stockholders in 2021. Extraction stockholders will be entitled to participate, as Bonanza Creek stockholders following the Extraction merger, in the Bonanza Creek 2021 Annual Meeting.

If the Extraction merger agreement is not approved and adopted by the requisite vote of Extraction stockholders or if the Extraction merger is not completed for any reason, Extraction intends to hold an annual meeting of its stockholders in 2021.

Under Rule 14a-8, proposals that Extraction stockholders intend to have included in the Extraction’s proxy statement and form of proxy for the 2022 annual meeting of stockholders (the “Extraction 2022 annual meeting”) must be received by Extraction no later than October 22, 2021, subject to certain exceptions.

If an Extraction stockholder desires to bring a matter before an annual or special meeting of Extraction stockholders and the proposal is submitted outside the process of Rule 14a-8, the stockholder must follow the procedures set forth in the Extraction’s bylaws. Extraction’s bylaws generally provide that stockholders who wish to nominate directors or to bring business before an annual meeting of Extraction stockholders must notify Extraction and provide certain pertinent information not earlier than the close of business on the 120th day, and not later than the close of business on the 90th day, prior to the first anniversary of the preceding year’s annual meeting of stockholders, provided, however, that in the event that the date of the annual meeting is scheduled for a date that is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held during the prior year, then to be timely the stockholder notice must be so delivered (x) not earlier than the close of business on the 120th day prior to the date of such annual meeting and (y) not later than the close of business on the later of (1) the 90th day prior to such annual meeting and (2) the 10th day following the day on which the date of such annual meeting was first announced by public disclosure; provided, further, that for purposes of Extraction’s first annual meeting of stockholders after January 20, 2021, the date of the prior year’s annual meeting of stockholders shall be January 20, 2021.

A copy of Extraction’s bylaws setting forth the requirements for the nomination of director candidates by stockholders and the requirements for proposals by stockholders may be obtained by submitting a request to the Extraction’s secretary at the Extraction’s principal executive offices at 370 17th Street, Suite 5200 Denver, CO 80202. A nomination or proposal that does not comply with the above procedures will be disregarded. Compliance with the above procedures does not require Extraction to include the proposed nominee or proposal in Extraction’s proxy materials.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable, Bonanza Creek Energy, Inc., 410 17th Street, Suite 1400, Denver, CO 80202, Telephone: (720) 440-6100 or Extraction Oil & Gas, Inc., 370 17th Street, Suite 5200, Denver, CO 80202, Telephone: (720) 557-8300.

WHERE YOU CAN FIND MORE INFORMATION

Bonanza Creek and Extraction each file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC electronically under the Exchange Act. The SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Bonanza Creek at www.bonanzacrk.com and from Extraction at www.extractionog.com. Information included on these websites is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

Bonanza Creek has filed with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Bonanza Creek common stock issuable to Extraction stockholders in the merger. The registration statement, including the attached exhibits, contains additional relevant information about Bonanza Creek and Bonanza Creek common stock. The rules and regulations of the SEC allow Bonanza Creek and Extraction to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Bonanza Creek and Extraction to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the Bonanza Creek or Extraction documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Bonanza Creek and Extraction have previously filed with the SEC. These documents contain important information about Bonanza Creek and Extraction, their respective financial condition and other matters.

Bonanza Creek SEC Filings (File No. 001-35371)	Period or File Date
Annual Report on Form 10-K	Fiscal year ended December 31, 2020, filed on February 17, 2021.

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2021, filed on May 3, 2021.

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed on February 1, 2021, February 11, 2021, February 12, 2021 (Amendment), February 25, 2021, March 1, 2021, March 8, 2021, March 15, 2021, March 15, 2021, March 22, 2021, March 30, 2021, April 1, 2021, May 5, 2021, May 10, 2021, May 11, 2021, May 21, 2021, June 4, 2021, June 8, 2021 and June 15, 2021 (Amendment).

Proxy Statement for 2021 Annual Meeting of Bonanza Creek stockholders on Schedule 14A	Filed on April 28, 2021.

The description of Bonanza Creek capital stock set forth in Bonanza Creek’s Registration Statement on	Filed on April 28, 2017.

Bonanza Creek SEC Filings (File No. 001-35371)	Period or File Date
Form 8-A12B, including Exhibit 4.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and any other amendment or report filed for purposes of updating such description

The description of the Bonanza Creek preferred stock purchase rights set forth in Bonanza Creek’s Registration Statement on Form 8-A12B, and any other amendment or report filed for purposes of updating such description	Filed November 9, 2020.

The audited consolidated balance sheets of HighPoint Resources, Inc. as of December 31, 2020 and 2019 and the audited consolidated statements of operations, statements of cash flows and statements of changes in equity of HighPoint for the years ended December 31, 2020, 2019 and 2018, and the notes related thereto, set forth in HighPoint’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020, filed as Exhibit 99.1 to Bonanza Creek’s Current Report on Form 8-K	Filed March 1, 2021.

Extraction SEC Filings (File No. 001-37907)	Period or File Date
Annual Report on Form 10-K and 10-K/A	Fiscal year ended December 31, 2020, filed on March 18, 2021; amendment filed on April 30, 2021.

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2021, filed on May 24, 2021.

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed on January 20, 2021, February 9, 2021, March 26, 2021, April 30, 2021, May 7, 2021, May 10, 2021, June 1, 2021 and June 8, 2021.

The description of Extraction capital stock set forth in Extraction’s Registration Statement on Form 8-A12B, including Exhibit 4.1 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, and any other amendment or report filed for purposes of updating such description	Filed on January 20, 2021.

In addition, Bonanza Creek and Extraction incorporate by reference any future filings they make, respectively, with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (ii) after the date of this joint proxy statement/prospectus and prior to the date of the Bonanza Creek special meeting and the Extraction special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Bonanza Creek or Extraction, as applicable, will provide you with copies of these documents, without charge, upon written or oral request to:

For Bonanza Creek stockholders:	For Extraction stockholders:
Bonanza Creek Energy, Inc. 410 17th Street, Suite 1400 Denver, CO 80202 (720) 440-6100	Extraction Resources Corporation 370 17th Street, Suite 5200 Denver, CO 80202 (720) 557-8300

For Bonanza Creek stockholders:	For Extraction stockholders:
Bonanza Creek Energy, Inc. c/o MacKenzie Partners, Inc. Banks and Brokers, Please Call: (212) 929-5500 Shareholders, Please Call Toll-Free: (800) 322-2885 E-mail: PROXY@MACKENZIEPARTNERS.COM

Extraction Resources Corporation

c/o Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please
Call: (212) 297-0720

Shareholders and All Others
Call Toll-Free: (844) 202-6026

E-mail:info@okapipartners.com

If you would like to request any documents, please do so by                     , 2021, which is five business days prior to the date of the Bonanza Creek special meeting and the Extraction special meeting, in order to receive them before the applicable meeting.

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained in, attached to, or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, attached to, or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                     , 2021. You should not assume that the information contained in or attached to this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus or attached to this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither Bonanza Creek’s mailing of this joint proxy statement/prospectus to Bonanza Creek stockholders or Extraction stockholders nor the issuance by Bonanza Creek of common shares in the mergers will create any implication to the contrary.

This joint proxy statement/prospectus contains a description of the representations and warranties that each of Extraction, Crestone Peak and Bonanza Creek made to the other in the Extraction and Crestone Peak merger agreements. Representations and warranties made by Extraction, Crestone Peak, Bonanza Creek and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus. These materials are included, attached or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the Extraction and Crestone Peak merger agreements and the contracts and other documents that are attached to or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

among

BONANZA CREEK ENERGY, INC.,

RAPTOR EAGLE MERGER SUB, INC.

and

EXTRACTION OIL & GAS, INC.

Dated as of May 9, 2021

- i -

- ii -

ANNEX A	Annex A-1

EXHIBIT A	Exhibit A-1

EXHIBIT B	Exhibit B-1

- iii -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 9, 2021 (this “Agreement”), is entered into by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Parent”), Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Extraction Oil & Gas, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the Company and the holders of the shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, (iii) directed that this Agreement be submitted to the holders of Company Common Stock for its adoption, and (iv) resolved to recommend that the holders of the Company Common Stock approve and adopt this Agreement and the Transactions, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the issuance of the shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”), pursuant to the Transactions (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent and the holders of Parent Capital Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (ii) approved and declared advisable this Agreement, and the Transactions, including the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly following its execution;

WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, a certain stockholder of the Company (the “Company Designated Stockholder”) has entered into a Voting Agreement with the Company and Parent (the “Company Voting Agreement”);

WHEREAS, concurrently with the execution of this Agreement, Parent and a certain stockholder of the Company are entering into the Registration Rights Agreement, to be effective as of the Effective Time;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Reorganization Treatment”), and this Agreement constitutes and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a); and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1    Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2    Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Applicable Date	4.5(a)
Book-Entry Shares	3.3(b)(ii)
Borrowing Base Redetermination	6.22
Cash Consideration	3.1(b)(i)
Certificate of Merger	2.2(b)
Certificates	3.3(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.9(g)
Company Affiliate	9.10
Company Alternative Acquisition Agreement	6.3(d)(iv)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(d)(vii)
Company Common Stock	Recitals
Company Contracts	4.19(b)
Company Designated Stockholder	Recitals
Company Designees	2.7(a)
Company Disclosure Letter	Article IV
Company Employee	6.9(b)
Company Equity Plan	3.2(a)
Company Executive	3.2(a)
Company FA	4.22
Company Intellectual Property	4.14(a)
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15
Company Material Real Property Lease	4.15
Company Owned Real Property	4.15
Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company Related Party Transaction	4.24
Company Reserve Report	4.17(a)
Company RSU Award	3.2(a)
Company SEC Documents	4.5(a)
Company Stockholders Meeting	4.4
Company Tax Certificate	6.18(b)
Company Voting Agreement	Recitals
Confidentiality Agreement	6.7(b)

Definition	Section
Continuation Period	6.9(b)
Continuing Employees	6.9(b)
Converted RSU	3.2
Creditors’ Rights	4.3(a)
days	9.4(e)
DGCL	2.1
D&O Insurance	6.10(d)
DTC	3.3(b)(ii)
e-mail	9.3
Effective Time	2.2(b)
Eligible Shares	3.1(b)(i)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)
Excluded Shares	3.1(b)(iii)
GAAP	4.5(b)
HSR Act	4.4
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Joint Proxy Statement	4.4
Letter of Transmittal	3.3(b)(i)
made available	9.4(e)
Material Company Insurance Policies	4.20
Material Parent Insurance Policies	5.20
Measurement Date	4.2(a)
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Outside Date	8.1(b)(ii)
Parent	Preamble
Parent 401(k) Plan	6.9(g)
Parent Affiliate	9.10
Parent Alternative Acquisition Agreement	6.4(d)(iii)
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Capital Stock	5.2(a)
Parent Change of Recommendation	6.4(d)(vi)
Parent Common Stock	Recitals
Parent Contracts	5.19(b)
Parent Designated Stockholder	Recitals
Parent Designees	2.7(a)
Parent Disclosure Letter	Article V
Parent Equity Plan	5.2(a)
Parent FA	5.22
Parent Independent Petroleum Engineers	5.17(a)
Parent Intellectual Property	5.14(a)
Parent Material Adverse Effect	5.1
Parent Material Leased Real Property	5.15
Parent Material Real Property Lease	5.15
Parent Owned Real Property	5.15

Definition	Section
Parent Permits	5.9(a)
Parent Preferred Stock	5.2(a)
Parent Related Party Transaction	5.24
Parent Reserve Report	5.17(a)
Parent SEC Documents	5.5(a)
Parent Quarterly Dividend	6.2(b)
Parent Stock Issuance	Recitals
Parent Stockholders Meeting	4.4
Parent Tax Certificate	6.18(b)
Post-Effective Time Dividends	3.3(g)
pdf	2.2(a)
Registration Statement	4.8
Reorganization Treatment	Recitals
Replacement Financing	6.22
Rights-of-Way	4.16
Second Request	6.8(c)
Share Consideration	3.1(b)(i)
Surviving Corporation	2.1
Tail Period	6.10(d)
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.11

ARTICLE II

THE MERGER

Section 2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”) as a wholly-owned subsidiary of Parent.

Section 2.2    Closing.

(a)    The closing of the Merger (the “Closing”) shall take place by the exchange of documents by “portable document format” (“pdf”) or other electronic means at 9:00 a.m., Houston time, on a date that is three (3) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Parent and the Company. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b)    As soon as practicable on the Closing Date, the Parties will cause a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) to be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the due filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree upon in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.3    Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 2.4    Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Exhibit A, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

Section 2.5    Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

Section 2.6    Directors and Officers of the Surviving Corporation. The Parties shall take all necessary action, from and after the Effective Time, to cause the directors and officers of Merger Sub as of immediately prior to the Effective Time to be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

Section 2.7    Directors and Executive Management of Parent.

(a)    At the Effective Time, the Parent Board shall consist of eight (8) directors, of whom (i) four (4) directors shall be designated by Parent, which designees shall consist of Mr. Eric Greager and three (3) directors determined to be independent by the Parent Board and acceptable to the Company, and shall be designated in writing by Parent prior to the time at which the Registration Statement becomes effective under the Securities Act (the “Parent Designees”), and (ii) four (4) directors shall be designated by the Company and one (1) of such directors shall be the chairman of the Parent Board (who shall be Mr. Ben Dell), which designees shall be acceptable to Parent and determined to be independent by the Parent Board and shall be designated in writing by the Company prior to the time at which the Registration Statement becomes effective under the Securities Act (the “Company Designees”).

(b)    Prior to the Effective Time, Parent shall take all actions necessary or appropriate to cause (i) the resignation of the directors serving on the Parent Board who are not Parent Designees (it being understood that such resignation shall not constitute a voluntary termination with respect to any director of Parent or its Subsidiaries) to become effective immediately prior to, but conditioned on, the Effective Time (pursuant to written resignation letters, copies of which will be provided to the Company) such that, after giving effect to such resignations, the Parent Board shall consist of four (4) Parent Designees as of immediately prior to the Effective Time, and (ii) the four (4) Company Designees to be appointed to the Parent Board as of the Effective Time to fill the vacancies caused by the resignations referred to in clause (i).

(c)    At the Effective Time, Mr. Eric Greager shall be the Chief Executive Officer of Parent. Parent shall take all necessary or appropriate action to appoint, at the Effective Time, the executive management positions with Parent listed on Schedule 2.7 of the Parent Disclosure Letter.

Section 2.8    Name and Trading Symbol. Parent shall cause (a) the name of Parent to be changed to “Civitas Resources, Inc.” as of the Effective Time, by resolution of the Parent Board, and (b) the NYSE ticker symbol of Parent to be changed to “CIVI” as of the Effective Time and, to the extent such ticker symbol is not available, the Parties will reach a mutual agreement regarding a new ticker symbol.

Section 2.9    Headquarters. Immediately following the Effective Time, Parent shall continue to have its registered office and global headquarters located in Denver, Colorado.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE

Section 3.1    Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(a)    Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(b)    Capital Stock of the Company.

(i)    Subject to the other provisions of this Article III, each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and shares of Company Common Stock covered by Section 3.2) (the “Eligible Shares”) shall be converted automatically at the Effective Time into the right to receive 1.1711 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Share Consideration”). In addition, in the event that Parent pays one or more Parent Quarterly Dividend(s) as contemplated by Section 6.2(b)(i), then at the Effective Time each Eligible Share shall receive the Additional Share Consideration, such that the Eligible Shares receive substantially equivalent aggregate value as compared to the aggregate amount of any Parent Quarterly Dividend(s). The term Merger Consideration shall mean the Share Consideration, together with (if applicable) the Additional Share Consideration.

(ii)    All such shares of Company Common Stock shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and (C) any Post-Effective Time Dividends, in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3(a).

(iii)    All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.

(c)    Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Exchange Ratio, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

Section 3.2    Treatment of Equity Compensation Awards.

(a)    Each outstanding award of restricted stock units (including Company DSU Awards and restricted stock units subject to performance-based vesting conditions) issued pursuant to the Company’s 2021 Long Term Incentive Plan, as may be amended from time to time (the “Company Equity Plan”) that is outstanding immediately prior to the Effective Time (each, a “Company RSU Award”) and that by its terms does not settle by reason of the occurrence of the Closing shall, by virtue of the occurrence of the Closing and without any action by the Parties, be assumed by Parent and converted into a number of restricted stock units with respect to shares (rounded to the nearest number of whole shares) of Parent Common Stock (such restricted stock unit, a “Converted RSU”) equal to the product of the number of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time multiplied by the Exchange Ratio, effective as of the Effective Time. Effective as of the Effective Time, each Converted RSU shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Company RSU Award immediately prior to the Effective Time; provided that any Company RSU Award subject to performance-based vesting conditions shall continue to be measured pursuant to the same terms and conditions of the underlying Company RSU Award in effect as of immediately prior to the Effective Time; provided further that Converted RSU Awards subject to performance-based vesting conditions held by those Company Employees listed on Schedule 3.2 of the Company Disclosure Letter (each, a “Company Executive”) shall each provide that, in the event the Company Executive’s employment is terminated for death, disability, by Parent or any Subsidiary of Parent for any reason other than for Cause (as defined in the applicable award agreement), or by the Company Executive for Good Reason (as defined in the applicable award agreement), in each case, on or within 12 months following the Closing Date, the portion of such Company Executive’s Converted RSU Award subject to performance-based vesting conditions shall, effective as of such Company Executive’s termination date, immediately vest in full based on deemed achievement of any applicable performance goals at the maximum level of performance; provided, further, that, effective as of immediately prior to the Effective Time, each Company DSU Award held by a member of the Company Board who is not a Company Designee shall immediately vest in full.

(b)    Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Equity Plan) shall pass any necessary resolutions to effect the foregoing provisions of this Section 3.2. The Company shall be entitled to deduct and withhold from the consideration contemplated within this Section 3.2 in accordance with the terms of this Agreement and the Company Equity Plan.

Section 3.3    Payment for Securities; Exchange.

(a)    Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with a commercial bank, trust company or transfer agent that is mutually acceptable to the Company and Parent to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration to which such holders shall become entitled pursuant to this Article III. Promptly after the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of Parent Common Stock issuable to in respect of Eligible Shares pursuant to Section 3.1. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any Post-Effective Time Dividends and to make payments in lieu of fractional shares pursuant to Section 3.3(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a), Section 3.3(g) and Section 3.3(h), the Exchange

Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any Post-Effective Time Dividends) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b)    Payment Procedures.

(i)    Certificates. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and Post-Effective Time Dividends.

(ii)    Non-DTC Book-Entry Shares. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through the Depository Trust Company (“DTC”), (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (C) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(iii)    DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, the cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), if any), and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.

(iv)    No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v)    With respect to Certificates, if payment of the Merger Consideration, any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and Post-Effective Time Dividends is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration, any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and Post-Effective Time Dividends to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration, any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and Post-Effective Time Dividends shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time. Until surrendered as contemplated by this Section 3.3(b)(v), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and any Post-Effective Time Dividends payable in respect of such shares of Company Common Stock.

(c)    Termination of Rights. All Merger Consideration, any cash to be paid in lieu of any fractional shares fo Parent Common Stock in accordance with Section 3.3(h) and Post-Effective Time Dividends, paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the Merger Consideration, any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and Post-Effective Time Dividends payable in respect of the Eligible Shares previously represented by such Certificates.

(d)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 180th day after the Closing Date shall be delivered to Parent, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and Post-Effective Time Dividends, in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e)    No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)    Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and Post-Effective Time Dividends payable in respect of the shares of Company Common Stock formerly represented by such Certificate.

(g)    Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time (“Post-Effective Time Dividends”) shall be paid to the holder of any unsurrendered Certificate with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.3. Following surrender of any such Certificate, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the Post-Effective Time Dividends theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the Post-Effective Time Dividends with a record date prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to Post-Effective Time Dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h)    No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the five (5) consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(i)    Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation, the Exchange Agent, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law (and, for the avoidance of doubt, to the extent deduction and withholding is required in respect of the delivery of any Parent Common Stock pursuant to this Agreement, a portion of the Parent Common Stock otherwise deliverable hereunder may be withheld); provided, however, the relevant withholding party shall use reasonable best efforts to provide prior written notice to the Company as soon as reasonably practicable after it determines withholding is required under this Section 3.3(i). Parent will consult with the Company in good faith to determine whether such deduction and withholding is required and will reasonably cooperate with the Company to minimize the amount of any applicable withholding or deduction. To the extent that such amounts are so properly deducted or withheld and timely paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding, and if withholding is taken in Parent Common Stock, the relevant withholding agent shall be treated as having sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of such deemed sale and paid such cash proceeds to the relevant Taxing Authority.

Section 3.4    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein, including for the avoidance of doubt, the “Disclosure Statement” (as defined in and incorporated by reference into the Sixth Amended Joint Chapter 11 Plan of Reorganization of the Company)) filed with or furnished to the SEC and available on Edgar since January 20, 2021 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1    Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of the Company, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 4.2    Capital Structure.

(a)    As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 900,000,000 shares of Company Common Stock, (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”), (iii) 2,907,845 Tranche A Warrants and (iv) 1,453,942 Tranche B Warrants. At the close of business on May 7, 2021 (the “Measurement Date”): (A) 25,703,212 shares of Company Common Stock were issued and outstanding, and approximately 291,474 shares of Company Common Stock were reserved for issuance, (B) 2,905,567 Tranche A Warrants to purchase 2,905,567 shares of Company Common Stock were issued and outstanding, (C) 1,452,802 Tranche B Warrants to purchase 1,452,802 shares of Company Common Stock were issued and outstanding, and (D) no shares of Company Preferred Stock were issued and outstanding.

(b)    As of the date of this Agreement, there are 488,145 shares of Company Common Stock subject to outstanding Company RSU Awards, including 387,345 outstanding unvested Company RSU Awards, 75,600 outstanding unvested Company DSU Awards and 25,200 vested, but unsettled Company DSU Awards that are subject solely to time-based vesting conditions and 461,700 shares of Company Common Stock subject to outstanding Company RSU Awards that are subject to performance-based vesting conditions, assuming maximum achievement of such performance-based vesting conditions.

(c)    All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts. As of the close of business on the Measurement Date, except as set forth in this Section 4.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, and except for stock grants or other awards granted in accordance with Section 6.1(b)(i), there are outstanding: (1) no shares of Company Capital Stock, Voting Debt or other voting securities of the Company; (2) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt, or other voting securities of the Company; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock, Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of Company Common Stock or any other shares of Company Capital Stock.

(d)    As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2 of the Company Disclosure Letter.

(e)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, all such shares or equity ownership interests are set forth in Schedule 4.2 of the Company Disclosure Letter, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 4.3    Authority; No Violations; Consents and Approvals.

(a)    The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to the consummation of the Merger, to the Company Stockholder Approval and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company, and assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the holders of the Company Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, (iii) directed that this Agreement be submitted to the holders of Company Common Stock for its adoption, and (iv) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the Transactions, including the Merger, (such recommendation described in clause (iv), the “Company Board Recommendation”). The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Merger.

(b)    The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of the Company (assuming the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement (subject, in the case of the Company Credit Facility, payoff and termination thereof prior to or substantially concurrently with Closing), note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Except for this Agreement, the Company is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 4.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to (x) the meeting of the stockholders of the Company to be held for the purposes of obtaining the Company Stockholder Approval (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (y) the meeting of the stockholders of Parent to be held for the purposes of obtaining the Parent Stockholder Approval (including any postponement, adjournment or recess thereof, the “Parent Stockholders Meeting”) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5    SEC Documents; Financial Statements.

(a)    Since December 31, 2018 (the “Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed (or if amended, prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of Company SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Company SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c)    The Company has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act utilized by the Company or its Subsidiaries, (ii) is not, and since January 1, 2020 there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and (iii) is not, and since January 1, 2020 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 4.6    Absence of Certain Changes or Events.

(a)    Since December 31, 2020, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b)    From December 31, 2020 through the date of this Agreement:

(i)    the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)    there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance; and

(iii)    neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.1(b)(i), (v), (vi), (vii), (viii), (ix), (xiv), (xv), (xvi) or (xix) (solely as it relates to the foregoing Sections 6.1(b)(i), (v), (vi), (vii), (viii), (ix), (xiv), (xv), (xvi) or (xix)).

Section 4.7    No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2020 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2020; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2020; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 6.1(b)(xii); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) a registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

Section 4.9    Company Permits; Compliance with Applicable Law.

(a)    The Company and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10    Compensation; Benefits.

(a)    Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Company Benefit Plans.

(b)    True, correct and complete copies (or a description if such plan is not written) of each of the material Company Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Company Benefit Plan.

(c)    Each Company Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)    There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Benefit Plans.

(e)    All material contributions required to be made by the Company or any of its Subsidiaries to the Company Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)    Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any Company Benefit Plan or any Employee Benefit Plan sponsored, maintained or contributed to by a member of the Company’s Aggregated Group, none of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other Person or member of the Company’s Aggregated Group, has engaged in a transaction in connection with which the Company, its Subsidiaries or a member of the Company’s Aggregated Group reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. The Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)    None of the Company, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Company Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)    Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Company Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person (the entire cost of which is paid by the Person).

(i)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any Company Employee or other current or former director, officer, employee or independent contractor under any Company Benefit Plan, (ii) directly or indirectly cause the Company to transfer or set aside any material amount of assets to fund any benefits under any Company Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time, or (iv) result in any payment from the Company or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of the Company or any of its Subsidiaries that would, individually or in combination with any other such payment from the Company or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)    Neither the Company nor any Subsidiary of the Company has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)    Each Company Benefit Plan or any other agreement, arrangement, or plan of the Company or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)    No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any Company Employees who reside or work outside of the United States.

Section 4.11    Labor Matters.

(a)    Neither the Company nor any of its Subsidiaries is or has been a party to or bound by any collective bargaining agreement or other agreement with, and no employee of the Company or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of the Company, threatened union representation petition involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date.

(b)    There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other Contract with any labor union, works council, or other labor organization or any other material labor-related Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened.

(c)    There is, and since the Applicable Date has been, no strike, material labor dispute, organized labor slowdown, concerted work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries.

(d)    The Company and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages and hours, worker classification, employment discrimination, non-retaliation, sexual harassment or discrimination, workers’ compensation, family and medical leave, immigration, recordkeeping and occupational safety and health requirements, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12    Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)    All Tax Returns required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by the Company or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid. All withholding Tax requirements imposed on or with respect to payments by the Company or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and the Company and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(b)    There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries (other than any extension or waiver entered into in the ordinary course of business).

(c)    There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP. There are no Proceedings pending or threatened in writing regarding any Taxes of the Company or any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

(d)    Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (excluding (i) any Contract or arrangement solely between or among the Company and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax). Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Company) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption, or by operation of Law.

(e)    Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)    Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)    No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(h)    There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(i)    No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to the Company or any of its Subsidiaries.

(j)    Neither the Company nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) or 951A(a) of the Code.

(k)    Neither the Company nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(l)    The Company is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.12, in Section 4.10 and in Section 4.27 are the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to Taxes.

Section 4.13    Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their Oil and Gas Properties or (ii) judgment, decree, injunction, ruling, order, or writ of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries. To the knowledge of the Company, as of the date hereof, no officer or director of the Company is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company.

Section 4.14    Intellectual Property.

(a)    The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no third party is infringing on the Company Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of the Company, are free from any malicious code.

(e)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by the Company or its Subsidiaries, and (ii) to the knowledge of the Company, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by the Company or its Subsidiaries.

Section 4.15    Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) is in full force and effect and is valid and enforceable against the Company or such Subsidiary and, to the knowledge of the Company, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property.

Section 4.16    Rights-of-Way. Each of the Company and its Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17    Oil and Gas Matters.

(a)    Except as would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by the Company Reserve Engineer relating to the Company interests referred to therein as of December 31, 2020 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.1(b)(v)), the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles the Company (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which the Company and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Company Reserve Report), (2) obligates the Company (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)    Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Reserve Engineer relating to the Company interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects. To the Company’s knowledge, any assumptions or estimates provided by the Company’s Subsidiaries to the Company Reserve Engineer in connection with its preparation of the Company Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to the Company at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Reserve Engineer, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by the Company or its Subsidiaries in accordance with applicable Law) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries. To the Company’s knowledge, Schedule 4.17(c) of the Company Disclosure Letter sets forth all the material Oil and Gas Leases where the primary term thereof is scheduled to expire by the express terms of such Oil and Gas Lease (in whole or in part) at any time in the twelve (12)-month period immediately following the date of this Agreement.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)    All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries that were drilled and completed by the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by the Company or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by the Company or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Oil and Gas Properties operated by the Company or its Subsidiaries (and, to the knowledge of the Company, all Oil and Gas Properties owned or held by the Company or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to the Company and its Subsidiaries, taken as a whole and is not reflected in the Company Reserve Reports.

(i)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the knowledge of the Company as of the date of this Agreement, Schedule 4.17(i) of the Company Disclosure Letter lists, as of December 31, 2020, all transportation, plant, production and other imbalances and overlifts with respect to Hydrocarbon production from the Oil and Gas Properties of the Company and its Subsidiaries.

(j)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to Oil and Gas Properties operated by the Company and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(k)    As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on the Company or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties that the Company reasonably anticipates will individually or in the aggregate require expenditures after the Effective Time of greater than $1,000,000.

Section 4.18    Environmental Matters.

(a)    Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)    the Company and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Company Permits required under Environmental Law for their respective operations and occupancy of any real property;

(ii)    the Company and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;

(iii)    there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to the Company’s knowledge, formerly owned or operated) by the Company or any of its Subsidiaries, in each case, which has resulted in liability to the Company or its Subsidiaries under Environmental Laws, and, since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by the Company, by or in connection with the Company’s operations, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(iv)    except for customary indemnities in standard service agreements, neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

(b)    The Company has made available to Parent all environmental investigations, studies, audits, or other analyses conducted during the past four (4) years by or on behalf of the Company that are in the possession or reasonable control of the Company or its Subsidiaries addressing material or potentially material environmental liabilities with respect to any of their operations or any property owned, operated or otherwise used by any of them.

Section 4.19    Material Contracts.

(a)    Schedule 4.19 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i)    each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)    each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of 250,000 or aggregate payments in excess of $1,000,000;

(iii)    each Contract (A) for Indebtedness or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) or (B) that creates a capitalized lease obligation, except, in the cases of clauses (A) and (B) with an aggregate principal amount not in excess of $200,000, and other than agreements solely between or among the Company and its Subsidiaries;

(iv)    each Contract to which the Company or any Subsidiary of the Company is a party that (A) restricts the ability of the Company or any Subsidiary of the Company to compete in any business or with any Person in any geographical area, (B) requires the Company or any Subsidiary of the Company to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to the Company and its Subsidiaries;

(v)    any Contract providing for the purchase or sale by the Company or any of its Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than sixty (60) days and does not allow the Company or such Subsidiary to terminate it without penalty on sixty (60) days’ notice or less, (B) contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time or (C) contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (I) more than 1,000 net acres or (II) volumes in excess of 10,000 MMcf of gas or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);

(vi)    any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report), that would reasonably be expected to result in annual payments in excess of $100,000;

(vii)    each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000 in any calendar year or aggregate payments in excess of $1,000,000 over the life of the Contract that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(viii)    each Contract that could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries);

(ix)    each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(x)    each ISDA Master Agreement for any Derivative Transaction;

(xi)    each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of the Company;

(xii)    each collective bargaining agreement or other Contract with any labor union, works council, or other labor organization to which the Company or any of its Subsidiaries is a party or is subject;

(xiii)    each Contract relating to a Company Related Party Transaction; and

(xiv)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar Contract requiring the Company or any of its Subsidiaries to make expenditures from and after January 1, 2021 that either (A) would reasonably be expected to be in excess of $1,000,000 in the aggregate, (B) is material to the operation of the Company and its Subsidiaries, taken as a whole, or (C) contains an area of mutual interest or any “tag along” or “drag along” (or similar rights) allowing a third party, or requiring the Company or any of its Subsidiaries, to participate in any future transactions with respect to any assets or properties of the Company and its Subsidiaries, in each case, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases.

(b)    Collectively, the Contracts that are required to be set forth in Section 4.19(a) are herein referred to as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.20    Insurance. Set forth on Schedule 4.20 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

Section 4.21    Derivative Transactions and Hedging.

(a)    Schedule 4.21 of the Company Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of the Company or any of its Subsidiaries) entered into by the Company or any of its Subsidiaries or for the account of any of their respective customers as of the date hereof pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries. The Company and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)    The Company SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein.

Section 4.22    Opinion of Financial Advisor. The Company Board has received the opinion of Petrie Partners Securities, LLC (“Company FA”) addressed to the Company Board to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Company FA as set forth therein, the Exchange Ratio provided for pursuant to this Agreement, in the aggregate, is fair from a financial point of view to the holders of Company Common Stock (other than, as applicable, Parent, Merger Sub and their respective Affiliates).

Section 4.23    Brokers. Except for the fees and expenses payable to Company FA, no broker, investment banker, advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.24    Related Party Transactions. Schedule 4.24 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of the Company or any of its Subsidiaries whose status as a 5% holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of the Company) is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of the Company or any of its Subsidiaries (each of the foregoing, a “Company Related Party Transaction”).

Section 4.25    Regulatory Matters.

(a)    The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)    Neither the Company nor any of the Company’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 4.26    Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.25, the approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any Takeover Law (including Section 203 of the DGCL) or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock, this Agreement or the Transactions.

Section 4.27    Tax Treatment. After reasonable diligence, neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Merger from qualifying for the Reorganization Treatment.

Section 4.28    No Additional Representations.

(a)    Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.28 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by the Company in this Article IV.

(b)    Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions) and that the Company has not relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since January 1, 2019 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1    Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Parent, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 5.2    Capital Structure.

(a)    As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 225,000,000 shares of Parent Common Stock and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Measurement Date: (A) 31,496,842 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) the shares of Parent Common Stock issued and outstanding include 484,088 shares of Parent Common Stock underlying the Parent RSUs, 185,588 shares of Parent Common Stock underlying the Parent PSUs at target performance levels and 68,816 shares of Parent Common Stock underlying options granted pursuant to the Parent’s 2017 Long-Term Incentive Plan, as amended from time to time (the “Parent Equity Plan”); (C) 852,234 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Equity Plan; and (D) 42,000 shares of Parent Series A Junior Participating Preferred Stock were reserved for issuance upon exercise of Parent Rights.

(b)    All outstanding shares of Parent Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the Parent Equity Plan). The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts. As of the close of business on the Measurement Date, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2, and except for changes since the Measurement Date resulting from the exercise of stock options outstanding at such date (and the issuance of shares of Parent Common Stock thereunder, which were reserved for issuance as set forth in Section 5.2(a)), or stock grants or other awards granted in accordance with Section 6.2(b)(ii), there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock, Voting Debt or other voting securities of Parent, and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Stock or any other shares of Parent Capital Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any (x) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (y) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(b) of the Parent Disclosure Letter. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

(c)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Parent are owned by Parent, directly or indirectly, all such shares or equity ownership interests are set forth in Schedule 5.2(c) of the Parent Disclosure Letter, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 5.3    Authority; No Violations; Consents and Approvals.

(a)    Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and Merger Sub (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub), which shall occur immediately after the execution and delivery of this Agreement, and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject, as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Parent Stock Issuance, are fair to, and in the best interests of, Parent and the holders of Parent Capital Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). The Merger Sub Board, at a meeting duly called and held, has by unanimous vote (A) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the Transactions, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent Capital Stock necessary to approve the Parent Stock Issuance.

(b)    The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of either Parent (assuming that the Parent Stockholder Approval is obtained), any of its Subsidiaries, or Merger Sub, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, except for: (a) pursuant to Section 2.2; (b) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (c) the filing with the SEC of (i) the Registration Statement and Joint Proxy Statement relating to (x) the meeting of the stockholders of the

Company to be held for purposes of obtaining the Company Stockholder Approval at the Company Stockholders Meeting and (y) the meeting of the stockholders of Parent to be held for the purposes of obtaining the Parent Stockholder Approval at the Parent Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (d) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (e) filings with the NYSE; (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (g) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5    SEC Documents; Financial Statements.

(a)    Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(c)    Parent has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Parent or its Subsidiaries, (ii) is not, and since January 1, 2020 there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and (iii) is not, and since January 1, 2020 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to Parent SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 5.6    Absence of Certain Changes or Events.

(a)    Since December 31, 2020, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b)    From December 31, 2020 through the date of this Agreement:

(i)    Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)    there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance; and

(iii)    neither Parent nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Section 6.2(b)(i), (v), (vi), (vii), (viii), (xiv), (xvi) or (xix) (solely as it relates to the foregoing Section 6.2(b)(i), (v), (vi), (vii), (viii), (xiv), (xvi) or (xix)).

Section 5.7    No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2020 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2020; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2020; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 6.2(b)(x); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8    Information Supplied.

(a)    None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) any Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

Section 5.9    Parent Permits; Compliance with Applicable Law.

(a)    Parent and its Subsidiaries hold and at all times since the Applicable Date held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10    Compensation; Benefits.

(a)    Set forth on Schedule 5.10(a) of the Parent Disclosure Letter is a list, as of the date hereof, of all of the material Parent Benefit Plans.

(b)    True, correct and complete copies (or a description if such plan is not written) of each of the material Parent Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Parent Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Parent Benefit Plan.

(c)    Each Parent Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)    There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Parent Benefit Plans.

(e)    All material contributions required to be made by Parent or any of its Subsidiaries to the Parent Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)    Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Parent Benefit Plan. With respect to any Parent Benefit Plan or an Employee Benefit Plan sponsored, maintained or contributed to by a member of the Parent’s Aggregated Group, none of Parent or any of its Subsidiaries, or, to the knowledge of Parent, any other Person or member of the Parent’s Aggregated Group, has engaged in a transaction in connection with which Parent, its Subsidiaries or a member of the Parent’s Aggregated Group reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Parent and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)    None of Parent, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Parent Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)    Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Parent Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person (the entire cost of which is paid by such Person).

(i)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any employee of Parent or any Subsidiary thereof or other current or former director, officer, employee or independent contractor under any Parent Benefit Plan, (ii) directly or indirectly cause Parent to transfer or set aside any material amount of assets to fund any material benefits under any Parent Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Parent Benefit Plan on or following the Effective Time, or (iv) result in any payment from Parent or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of the Company or any of its Subsidiaries that would, individually or in combination with any other such payment from Parent or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)    Neither Parent nor any Subsidiary of Parent has any obligation to provide, and no Parent Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)    Each Parent Benefit Plan or any other agreement, arrangement, or plan of Parent or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)    No Parent Benefit Plan is maintained outside the jurisdiction of the United States.

Section 5.11    Labor Matters.

(a)    Neither Parent nor any of its Subsidiaries is or has been a party to or bound by any collective bargaining agreement or other agreement with, and no employee of Parent or any of its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Parent, threatened union representation petition involving employees of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date.

(b)    There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other agreement with any labor union, works council, or other labor organization or any other material labor-related Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened.

(c)    There is, and since the Applicable Date has been, no strike, material labor dispute, organized labor slowdown, concerted work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries.

(d)    Parent and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages and hours, worker classification, employment discrimination, non-retaliation, sexual harassment or discrimination, workers’ compensation, immigration, recordkeeping, family and medical leave and occupational safety and health requirements, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the Applicable Date, neither Parent nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12    Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)    All Tax Returns required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid. All withholding Tax requirements imposed on or with respect to payments by Parent or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and Parent and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(b)    There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries (other than any extension or waiver entered into in the ordinary course of business).

(c)    There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP. There are no Proceedings pending or threatened in writing regarding any Taxes of Parent or any of its Subsidiaries or the assets of Parent or any of its Subsidiaries.

(d)    Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (excluding (i) any Contract or arrangement solely between or among Parent and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax). Neither Parent nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return

(other than a group the common parent of which is Parent) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption, or by operation of Law.

(e)    Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)    Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)    No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(h)    There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(i)    No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Parent or any of its Subsidiaries.

(j)    Neither Parent nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) or 951A(a) of the Code.

(k)    Neither the Parent nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(l)    Each of Parent and Merger Sub is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 5.12, in Section 5.10 and in Section 5.27 are the sole and exclusive representations and warranties of Parent and its Subsidiaries with respect to Taxes.

Section 5.13    Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, or writ of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries. To the knowledge of Parent, as of the date hereof, no officer or director of Parent is a defendant in any Proceeding in connection with his or her status as an officer or director of Parent.

Section 5.14    Intellectual Property.

(a)    Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    To the knowledge of Parent, the use of Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, no third party is infringing on the Parent Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    Parent and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the IT Assets owned, used, or held for use by Parent or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Parent and its Subsidiaries, (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of Parent, are free from any malicious code.

(e)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Parent or its Subsidiaries; and (ii) to the knowledge of Parent, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Parent or its Subsidiaries

Section 5.15    Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries have good, valid and defensible title to all material real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) is in full force and effect and is valid and enforceable against Parent or such Subsidiary and, to the knowledge of Parent, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property.

Section 5.16     Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.17    Oil and Gas Matters.

(a)    Except as would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates, Inc. (the “Parent Independent Petroleum Engineers”) relating to Parent interests referred to therein as of December 31, 2020 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.2(b)(v)), Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Parent (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (other than decreases in connection with operations in which the Parent and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Parent Reserve Report) (2) obligates Parent (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)    Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects. To Parent’s knowledge, any assumptions or estimates provided by any of Parent’s Subsidiaries to the Parent Independent Petroleum Engineers in connection with its preparation of the Parent Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Parent at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries. To the Parent’s knowledge, Schedule 5.17(c) of the Parent Disclosure Letter sets forth all the material Oil and Gas Leases where the primary term thereof is scheduled to expire by the express terms of such Oil and Gas Lease at any time in the twelve (12)-month period immediately following the date of this Agreement.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)    All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries that were drilled and completed by Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Parent or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Parent or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Oil and Gas Properties operated by Parent or its Subsidiaries (and, to the knowledge of Parent, all Oil and Gas Properties owned or held by Parent or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable)

that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Parent and its Subsidiaries, taken as a whole and is not reflected in the Parent Reserve Reports.

(i)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and to the knowledge of Parent as of the date of this Agreement, Schedule 5.17(i) of the Parent Disclosure Letter lists, as of December 31, 2020, all transportation, plant, production and other imbalances and overlifts with respect to Hydrocarbon production from the Oil and Gas Properties of Parent and its Subsidiaries.

(j)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to Oil and Gas Properties operated by Parent and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(k)    As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on Parent or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties that Parent reasonably anticipates will individually or in the aggregate require expenditures after the Effective Time of greater than $1,000,000.

Section 5.18    Environmental Matters.

Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)    Parent and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Parent Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(b)    Parent and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(c)    there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to Parent’s knowledge, formerly owned or operated) by Parent or any of its Subsidiaries, in each case, which has resulted in liability to Parent or its Subsidiaries under Environmental Law, and, since the Applicable Date, neither Parent nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by Parent, by or in connection with Parent’s operations, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(d)    except for customary indemnities in standard service agreements, neither Parent nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

(e)    Parent has made available to the Company all environmental investigations, studies, audits, or other analyses conducted during the past four (4) years by or on behalf of Parent or that are in the possession or reasonable control of Parent or its Subsidiaries addressing material or potentially material environmental liabilities of Parent or its Subsidiaries, including with respect to any of their operations or any property owned, operated or otherwise used by any of them.

Section 5.19    Material Contracts.

(a)    Schedule 5.19 of the Parent Disclosure Letter, together with the lists of exhibits contained in the Parent SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i)    each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)    each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Parent reasonably expects that Parent and its Subsidiaries will make annual payments in excess of $250,000 or aggregate payments in excess of $1,000,000;

(iii)    each Contract (A) for Indebtedness or the deferred purchase price of property by Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) or (B) that creates a capitalized lease obligation, except, in the cases of clauses (A) and (B) with an aggregate principal amount not in excess of $200,000, and other than agreements solely between or among Parent and its Subsidiaries;

(iv)    each Contract to which Parent or any Subsidiary of Parent is a party that (A) restricts the ability of Parent or any Subsidiary of Parent to compete in any business or with any Person in any geographical area, (B) requires Parent or any Subsidiary of Parent to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to Parent and its Subsidiaries;

(v)    any Contract providing for the purchase or sale by Parent or any of its Subsidiary of Hydrocarbons that (A) has a remaining term of greater than sixty (60) days and does not allow the Company or such Subsidiary to terminate it without penalty on sixty (60) days’ notice or less, (B) contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time or (C) contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (I) more than 1,000 net acres or (II) volumes in excess of 10,000 MMcf of gas or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);

(vi)    any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Parent set forth in the Parent Reserve Report), that would reasonably be expected to result in annual payments in excess of $100,000;

(vii)    each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000 in any calendar year or aggregate payments in excess of $1,000,000 over the life of the Contract that are not terminable without penalty or other liability to Parent (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(viii)    each Contract that could require the disposition of any material assets or line of business of Parent or its Subsidiaries;

(ix)    each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Parent or its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(x)    each ISDA Master Agreement for any Derivative Transaction;

(xi)    each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Parent;

(xii)    each collective bargaining agreement or other Contract with any labor union, works council, or other labor organization to which Parent or any of its Subsidiaries is a party or is subject;

(xiii)    each Contract relating to a Parent Related Party Transaction; and

(xiv)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar Contract requiring Parent or any of its Subsidiaries to make expenditures from and after January 1, 2021 that either (A) would reasonably be expected to be in excess of $1,000,000 in the aggregate, (B) is material to the operation of Parent and its Subsidiaries, taken as a whole, or (C) contains an area of mutual interest or any “tag along” or “drag along” (or similar rights) allowing a third party, or requiring Parent or any of its Subsidiaries, to participate in any future transactions with respect to any assets or properties of Parent and its Subsidiaries, in each case, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases.

(b)    Collectively, the Contracts that are required to be set forth in Section 5.19(a) are herein referred to as the “Parent Contracts.” A complete and correct copy of each of the Parent Contracts has been made available to the Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. There are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.20    Insurance. Set forth on Schedule 5.20 of the Parent Disclosure Letter is a true, correct and complete list of all material insurance policies held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Material Parent Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Parent Insurance Policy has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

Section 5.21    Derivative Transactions and Hedging.

(a)    Schedule 5.21 of the Parent Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of Parent or any of its Subsidiaries) entered into by Parent or any of its Subsidiaries or for the account of any of their respective customers as of the date hereof pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries. The Parent and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)    The Parent SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Parent and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Parent attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

Section 5.22    Opinion of Financial Advisor. The Parent Board has received the opinion of J.P. Morgan Securities LLC (“Parent FA”) addressed to the Parent Board to the effect that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Parent FA as set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent.

Section 5.23    Brokers. Except for the fees and expenses payable to Parent FA, no broker, investment banker, advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

Section 5.24    Related Party Transactions. Schedule 5.24 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of Parent or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Parent or any of its Subsidiaries whose status as a 5% holder is known to Parent as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of Parent) is a party to any actual or proposed loan, lease or other Contract with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Parent or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of Parent or any of its Subsidiaries (each of the foregoing, a “Parent Related Party Transaction”).

Section 5.25    Business Conduct. Merger Sub was incorporated on May 4, 2021. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and

(b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

Section 5.26    Regulatory Matters.

(a)    Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)    All natural gas pipeline systems and related facilities constituting Parent’s and its Subsidiaries’ properties (i) are currently operated as “gathering facilities” exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) are not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

Section 5.27    Tax Treatment. After reasonable diligence, neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Merger from qualifying for the Reorganization Treatment.

Section 5.28    No Additional Representations.

(a)    Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.28 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by Parent and Merger Sub in this Article V.

(b)    Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions) and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1    Conduct of Company Business Pending the Merger.

(a)    Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law (including any COVID-19 Measures), or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b)    Except (i) as set forth on Schedule 6.1(b) of the Company Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall cause its Subsidiaries not to:

(i)    (A) declare, set aside or pay any dividends, (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for dividends and distributions by a wholly owned Subsidiary of the Company to the Company or another Subsidiary of the Company, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except as required by the terms of any capital stock or equity interest existing as of the date hereof, as set forth on Schedule 6.1(b)(i) of the Company Disclosure Letter;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company, and (B) shares of capital stock issued as a dividend made in accordance with Section 6.1(b)(i);

(iii)    amend or propose to amend the Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries (other than ministerial changes);

(iv)    (A) merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of the Company or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than (1) acquisitions of inventory, equipment or other similar assets in the ordinary course of business or (2) pursuant to existing Contracts set forth on Schedule 6.1(b)(iv) of the Company Disclosure Letter;

(v)    sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to a Company Contract in effect on the date of this Agreement, set forth on Schedule 6.1(b)(v) of the Company Disclosure Letter, (B) sales, leases, exchanges or dispositions for which the consideration is less than $1,000,000 individually or $3,000,000 in the aggregate, (C) among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of Hydrocarbons in the ordinary course of business, or (F) swaps of assets or property, which may include cash consideration, of up to $2,000,000 in the aggregate for all such swap transactions;

(vi)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of the Company;

(vii)    change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP, COPAS or applicable Law;

(viii)    make, change or revoke any material Tax election, but excluding any election that must be made periodically and is made consistent with past practice, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(ix)    take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to take such action could prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(x)    except as required pursuant to an existing Company Benefit Plan or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable Law or as is provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (C) grant or commit to grant any equity-based awards, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Company Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Company Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Company Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire or terminate (other than for cause) any employee with an annualized base salary in excess of $125,000 (except as is reasonably necessary to replace any employee);

(xi)    recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xii)    (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that (1) the foregoing clause (B) shall not restrict the incurrence of Indebtedness under existing credit facilities or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Company Credit Facility do not exceed the amount set forth on Schedule 6.1(b)(xii) of the Company Disclosure Letter;

(xiii)    (A) enter into any Contract that would be a Company Contract if it were in effect on the date of this Agreement, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (including the renewal of existing Company Contracts on substantially the same terms in the ordinary course of business consistent with past practice), other than in each case, with respect to Contracts of the type described in Section 4.19(a)(viii) only, in the ordinary course of business consistent with past practice;

(xiv)    cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having a value in excess of $200,000 individually or $1,000,000 in the aggregate;

(xv)    waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes) except solely for monetary payments of no more than $200,000 individually or $1,000,000 in the aggregate, net of applicable insurance payments, recoveries or proceeds, on a basis that would not (A) prevent or materially delay consummation of the Merger or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries or a finding or admission of a violation of Law;

(xvi)    make or commit to make any capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for such fiscal quarter as set forth in Schedule 6.1(b)(xvi) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1,000,000 in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for the Company and its Subsidiaries (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable);

(xvii)    fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of the Company and its Subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii)    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xix)    agree or commit to take any action that is prohibited by this Section 6.1(b).

Section 6.2    Conduct of Parent Business Pending the Merger.

(a)    Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law (including any COVID-19 Measures), or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b)    Except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall cause its Subsidiaries not to:

(i)    (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except (1) for dividends and distributions by a wholly owned Subsidiary of Parent to Parent or another Subsidiary of Parent and (2) quarterly cash dividends of Parent that do not exceed $0.35 per share of Parent Common Stock per fiscal quarter (each such dividend, a “Parent Quarterly Dividend”), (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any Subsidiary of Parent, except as required by the terms of any capital stock or equity interest of a Subsidiary or in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Parent Equity Plan and applicable award agreements;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the issuance of Parent Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof or issued in compliance with clause (D) below, (B) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent, (C) shares of capital stock issued as a dividend made in accordance with Section 6.2(b)(i), and (D) issuances of Parent Common Stock in connection with transactions consummated in compliance with Section 6.2(b)(iv);

(iii)    amend or propose to amend Parent’s Organizational Documents or amend or propose to amend the Organizational Documents of any of Parent’s Subsidiaries (other than ministerial changes);

(iv)    (A) merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of Parent or, in connection with any acquisition permitted by clause (B), or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) acquisitions of inventory, equipment or other similar assets in the ordinary course of business or (2) pursuant to existing Contracts set forth on Schedule 6.2(b)(iv) of the Parent Disclosure Letter;

(v)    sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to a Parent Contract in effect on the date of this Agreement set forth on Schedule 6.2(b)(v) of the Parent Disclosure Letter, (B) sales, leases exchanges or dispositions for which the consideration is less than $1,000,000 individually or $3,000,000 in the aggregate, (C) among Parent and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Parent, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of Hydrocarbons in the ordinary course of business, or (F) swaps of assets or property, which may include cash consideration of up to $2,000,000 in the aggregate for all such swap transactions;

(vi)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;

(vii)    change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)    make, change or revoke any material Tax election, but excluding any election that must be made periodically and is made consistent with past practice, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(ix)    take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to take such action could prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(x)    (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under existing credit facilities, or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Parent Credit Facility do not exceed the amount set forth on Schedule 6.2(b)(x) of the Parent Disclosure Letter;

(xi)    except as required pursuant to an existing Parent Benefit Plan or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable Law or as is provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Parent Benefit Plan, (C) grant or commit to grant any equity-based awards, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Parent Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Parent Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Parent Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire or terminate (other than for cause) any employee with an annualized base salary in excess of $125,000 (except as is reasonably necessary to replace any employee);

(xii)    recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xiii)    (A) enter into any Contract that would be a Parent Contract if it were in effect on the date of this Agreement, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Parent Contract (including the renewal of existing Parent Contracts on substantially the same terms in the ordinary course of business consistent with past practice), other than in each case, with respect to Contracts of the type described in Section 5.19(a)(ix) only, in the ordinary course of business consistent with past practice;

(xiv)    cancel, modify or waive any debts or claims held by Parent or any of its Subsidiaries or waive any rights held by Parent or any of its Subsidiaries having a value in excess of $200,000 individually or $1,000,000 in the aggregate;

(xv)    waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle or compromise any Proceedings (excluding any Proceeding in respect of Taxes) except solely for monetary payments of no more than $200,000 individually or $1,000,000 in the aggregate, net of applicable insurance payments, recoveries or proceeds, on a basis that would not (A) prevent or materially delay consummation of the Merger or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries or a finding or admission of a violation of Law

(xvi)    make or commit to make any capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in Parent’s capital expenditure budget for such fiscal quarter as set forth in Schedule 6.2(b)(xvi) of the Parent Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1,000,000 in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Parent and its Subsidiaries (provided that Parent shall notify the Company of any such emergency expenditure as soon as reasonably practicable);

(xvii)    fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Parent and its Subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii)    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xix)    agree or commit to take any action that is prohibited by this Section 6.2(b).

Section 6.3    No Solicitation by the Company.

(a)    From and after the date of this Agreement, the Company and its officers and directors will, will cause the Company’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Competing Proposal. The Company will immediately terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Persons.

(b)    From and after the date of this Agreement, the Company and its officers and directors will not, will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i)    initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal;

(ii)    engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iii)    furnish any information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iv)    enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)); or

(v)    submit any Company Competing Proposal to the vote of the stockholders of the Company;

provided, that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Company Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)    From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours) notify Parent of the receipt by the Company (directly or indirectly) of any Company Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made on or after the date of this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (including the identity of such Person), and the Company shall provide to Parent promptly (and in any event within 24 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter the Company shall (A) keep Parent reasonably informed, on a prompt basis (and in any event within 24 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 24 hours) apprise Parent of the status of any such discussions or negotiations and (B) provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person. Without limiting the foregoing, the Company shall notify Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d)    Except as permitted by Section 6.3(e), the Company and its officers and directors will not, and will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i)    withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation;

(ii)    fail to include the Company Board Recommendation in the Joint Proxy Statement;

(iii)    approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Company Competing Proposal;

(iv)    publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);

(v)    in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Company Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi)    if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Company Board Recommendation on or prior to the earlier of (A) five (5) Business Days after Parent so requests in writing or (B) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after announcement or disclosure of such Company Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Company Stockholders Meeting); or

(vii)    cause or permit the Company to enter into a Company Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Company Change of Recommendation”).

(e)    Notwithstanding anything in this Agreement to the contrary:

(i)    the Company Board may after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii)    prior to, but not after, the receipt of the Company Stockholder Approval, the Company and its Representatives may engage in the activities prohibited by Section 6.3(b)(ii) or Section 6.3(b)(iii) with any

Person if (1) the Company receives a bona fide written Company Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement and (2) such Company Competing Proposal did not arise from a breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or that otherwise prohibits the Company from complying with the provisions of this Section 6.3), (B) that any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and (D) prior to taking any such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(iii)    prior to, but not after, the receipt of the Company Stockholder Approval, in response to a bona fide written Company Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement and did not arise from a breach of the obligations set forth in this Section 6.3, if the Company Board so chooses, the Company Board may effect a Company Change of Recommendation if:

(A)    the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal;

(B)    the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C)    the Company provides Parent written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and include a copy of the available proposed Company Competing Proposal and any applicable transaction and financing documents;

(D)    after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E)    at the end of the five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith (1) after consultation with the Company’s financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and (2) after consultation with the Company’s outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period; and

(iv)    prior to, but not after, the receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by the Company, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation; provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A)    the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that a Company Intervening Event has occurred;

(B)    the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect such Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C)    the Company provides Parent written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Company Intervening Event;

(D)    after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E)    at the end of the five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with the Company’s outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period.

(f)    During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any

“standstill” or similar provision, the Company Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Competing Proposal, on a confidential basis, to the Company Board and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least two (2) Business Days prior to taking such action.

(g)    Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by or at the direction of a director or officer of the Company or any of its Subsidiaries in violation of this Section 6.3 shall be deemed to be a breach of this Section 6.3 by the Company.

Section 6.4    No Solicitation by Parent.

(a)    From and after the date of this Agreement, Parent and its officers and directors will, will cause Parent’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal. Parent will immediately terminate any physical and electronic data access related to any potential Parent Competing Proposal previously granted to such Person.

(b)    From and after the date of this Agreement, Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)    initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal;

(ii)    engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iii)    furnish any information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to any Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iv)    enter into any letter of intent or agreement in principle, or other agreement providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)); or

(v)    submit any Parent Competing Proposal to the vote of the stockholders of Parent;

provided, that notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Parent Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)    From and after the date of this Agreement, Parent shall promptly (and in any event within 24 hours) notify the Company of the receipt by Parent (directly or indirectly) of any Parent Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person), and Parent shall provide to the Company promptly (and in any event within 24 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Parent shall (A) keep the Company reasonably informed, on a prompt basis (and in any event within 24 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 24 hours) apprise the Company of the status of any such discussions or negotiations and (B) provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other material written materials provided to Parent or its Representatives from any Person. Without limiting the foregoing, Parent shall notify the Company if Parent determines to begin providing information or to engage in discussions or negotiations concerning a Parent Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d)    Except as permitted by Section 6.4(e), Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)    withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation;

(ii)    fail to include the Parent Board Recommendation in the Joint Proxy Statement;

(iii)    publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)) relating to a Parent Competing Proposal (a “Parent Alternative Acquisition Agreement”);

(iv)    in the case of a Parent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock (other than by the Company or an Affiliate of the Company), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Parent Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Parent Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(v)    if a Parent Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Parent Board Recommendation on or prior to the earlier of (A) five (5) Business Days after the Company so requests in writing or (B) three (3) Business Days prior to the date of the Parent Stockholders Meeting (or promptly after announcement or disclosure of such Parent Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Parent Stockholders Meeting); or

(vi)    cause or permit Parent to enter into a Parent Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Parent Change of Recommendation”).

(e)    Notwithstanding anything in this Agreement to the contrary:

(i)    the Parent Board may after consultation with its outside legal counsel, make such disclosures as the Parent Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation, such disclosure shall be deemed to be a Parent Change of Recommendation and the Company shall have the right to terminate this Agreement as set forth in Section 8.1(d);

(ii)    prior to, but not after, the receipt of the Parent Stockholder Approval, Parent and its Representatives may engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii) with any Person if (1) Parent receives a bona fide written Parent Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement and (2) such Parent Competing Proposal did not arise from a breach of the obligations set forth in this Section 6.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement, as determined by the Parent Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from providing any information to the Company in accordance with this Section 6.4 or that otherwise prohibits Parent from complying with the provisions of this Section 6.4), (B) that any such non-public information has previously been made available to, or is made available to, the Company prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that such Parent Competing Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and (D) prior to taking any such actions, the Parent Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(iii)    prior to, but not after, the receipt of the Parent Stockholder Approval, in response to a bona fide written Parent Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement and did not arise from a breach of the obligations set forth in this Section 6.4, if the Parent Board so chooses, the Parent Board may effect a Parent Change of Recommendation if:

(A)    the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that such Parent Competing Proposal is a Parent Superior Proposal;

(B)    the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C)    Parent provides the Company written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and include a copy of the available proposed Parent Competing Proposal and any applicable transaction and financing documents;

(D)    after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E)    at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith (1) after consultation with Parent’s financial advisors and outside legal counsel, that the Parent Competing Proposal remains a Parent Superior Proposal and (2) after consultation with Parent’s outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material amendment or material modification to any Parent Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Parent Superior Proposal shall be deemed material), Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period; and

(iv)    prior to, but not after, the receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Parent, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation; provided, however, that such a Parent Change of Recommendation may not be made unless and until:

(A)    the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that a Parent Intervening Event has occurred;

(B)    the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C)    Parent provides the Company written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Parent Intervening Event;

(D)    after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E)    at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with Parent’s and outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period.

(f)    During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, Parent shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Parent Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Parent Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Parent Competing Proposal, on a confidential basis, to the Parent Board and communicate such waiver to the applicable third party; provided, however, that Parent shall advise the Company at least two (2) Business Days prior to taking such action.

(g)    Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by or at the direction of a director or officer of Parent or any of its Subsidiaries in violation of this Section 6.4 shall be deemed to be a breach of this Section 6.4 by Parent.

Section 6.5    Preparation of Joint Proxy Statement.

(a)    Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement, the Joint Proxy Statement and any amendments or supplements thereto.

(b)    Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement, a mutually acceptable (A) Joint Proxy Statement relating to matters submitted to the holders of Company Common Stock at the Company Stockholders Meeting and matters submitted to holders of Parent Capital Stock at the Parent Stockholders Meeting and (B) the Registration Statement (of which the Joint Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall use reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after the filing as reasonably practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information and Parent and the Company shall jointly prepare any response to such comments or requests, and each of Parent and the Company agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)    Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)    If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the stockholders of Parent.

Section 6.6    Stockholders Meeting.

(a)    The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC. Except as permitted by Section 6.3, the Company Board shall recommend that the stockholders of the Company approve and adopt this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement and the Transactions, and the Joint Proxy Statement shall include the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. The Company shall promptly provide Parent with all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder. Without the prior written consent of Parent or as required by applicable Law, (i) the adoption of this Agreement shall be the only matter (other than a nonbinding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Merger and matters of procedure) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting and the Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement or the consummation of the Transactions) and (ii) the Company shall not call any meeting of the stockholders of the Company other than the Company Stockholders Meeting.

(b)    Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC. Except as permitted by Section 6.4(e), the Parent Board shall recommend that the stockholders of Parent approve the Parent Stock Issuance and the Parent Board shall solicit from stockholders of Parent proxies in favor of the Parent Stock Issuance, and the Joint Proxy Statement shall include the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by the Company, Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Parent’s stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Once Parent has established a record date for the Parent Stockholders Meeting, Parent shall not change such record date or establish a different record date for the Parent Stockholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(c)    The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, on the same day and at approximately the same time.

(d)    Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, each of the Company and Parent agrees that its obligations to call, give notice of, convene and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to the Company or Parent, as applicable, of any Company Competing Proposal or Parent Competing Proposal or other proposal (including, with respect to the Company, a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event or Parent Intervening Event.

(e)    Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

Section 6.7    Access to Information.

(a)    Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent and its Representatives such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent. Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i)    No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii)    No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other personnel information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii)    Each Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a “Phase II”) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party (which may be granted or withheld in such other Party’s sole discretion); and

(iv)    No investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 6.7 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b)    The Confidentiality Agreement dated as of June 12, 2020 between Parent and the Company, as amended by the First Amendment to Confidentiality Agreement, dated April 16, 2021 (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

Section 6.8    HSR and Other Approvals.

(a)    Parent and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, including under any applicable Laws, to consummate and make effective the Transactions, including (i) the prompt preparation and filing of all forms, notifications, declarations, registrations, notices and other submissions required to be filed with any Governmental Entity prior to the consummation of the Transactions, (ii) the satisfaction of the conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any Consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required or requested under the HSR Act or any other Antitrust Laws) required to be obtained or made by Parent, the Company or any of their respective Subsidiaries in connection with or that are necessary to consummate the Transactions, (iv) taking reasonable actions to defend any Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed and (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall the Company, Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver to effectuate the Transactions. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Transactions, the Parties shall cooperate with each other and use their respective reasonable best efforts to contest and resist any such litigation, action or Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Additionally, Parent and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Transactions and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Consent, clearance, authorization, order or approval from any Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the Parties shall use reasonable best efforts to effect such transfers.

(b)    Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required Consents, clearances, authorizations, orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.8. In that regard, each Party shall promptly consult with the other Party to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of), all filings, notices or other submissions made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material communication from any Governmental Entity regarding the Transactions, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication with any such Governmental Entity. If either Party or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in substantial compliance with such request. Neither Parent nor the Company shall participate in any meeting or teleconference with any Governmental Entity where material issues would likely be discussed in connection with this Agreement and the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. Each Party shall furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Transactions, and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings, notices or other submissions of information or documents to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 6.8 may be redacted (i) to remove references concerning the valuation of the Company, Parent, the Transaction or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

(c)    The Company and Parent shall file, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, the notification and report forms required under the HSR Act. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process; provided, however, the final determination as to the appropriate course of action shall be made by Parent.

Section 6.9    Employee Matters.

(a)    Between the date hereof and the Effective Time, the Company shall (and the Company shall cause its Subsidiaries to) make reasonably available to Parent the employees of the Company and its Subsidiaries so that Parent may interview such employees and evaluate their roles and responsibilities with the Company and its Subsidiaries, including with respect to potential promotions, transfers, or job eliminations following the Closing.

(b)    The Parties agree that for a period of 12 months following the Effective Time (the “Continuation Period”), and subject to the last sentence of this Section 6.9(b), Parent shall, or shall cause the applicable Subsidiary of Parent, including the Company and its Subsidiaries, to provide each employee of Parent or any of its Subsidiaries (including, for the avoidance of doubt, employees of the Company or any of its Subsidiaries) (collectively, “Continuing Employees”) compensation and employee benefits (including, for the avoidance of doubt, severance payments and benefits) in a manner that neither favors nor disfavors (other than in an immaterial manner) such individual, in whole or in part, on the basis of whether such individual was an employee of Parent or any of its Subsidiaries, on the one hand, or the Company or any of its Subsidiaries on the other hand, immediately prior to the Effective Time; provided, however, that this Section 6.9(b) shall be deemed satisfied in the event Parent should for the Continuation Period, either (i) provide compensation and employee benefits that are substantially comparable in the aggregate to the compensation and employee benefits to which the Continuing Employees were entitled immediately prior to the Effective Time, (ii) provide compensation and employee benefits to the Continuing Employees employed by Parent or any of its Subsidiaries immediately prior to the Effective Time (other than the Company and its Subsidiaries) at substantially the same level as applies to similarly-situated individuals employed by the Company or any of its Subsidiaries or (iii) provide compensation and employee benefits to the Continuing Employees employed by the Company or any of its Subsidiaries immediately prior to the Effective Time at substantially the same level as applies to similarly-situated individuals employed by Parent or any of its Subsidiaries (other than the Company and its Subsidiaries). For the avoidance of doubt, nothing in this Section 6.9(b) shall prevent Parent or any of its Subsidiaries from converting the method of payment for any Continuing Employee from salaried to an hourly basis.

(c)    Prior to the Effective Time, the Parent Board and the Company Board shall take such action as is necessary to provide that the Transactions contemplated by this Agreement are deemed to constitute a “Change in Control” or “Change of Control” for purposes of each Company Benefit Plan or Parent Benefit Plan listed on Schedule 6.9(c) of the Company Disclosure Letter and Schedule 6.9(c) of the Parent Disclosure Letter.

(d)    Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to honor their respective obligations under all employment, severance, change in control, retention and other agreements, if any, between the Company (or a Subsidiary thereof) and a Company Employee, including, but not limited to, those Company Benefit Plans set forth on Schedule 6.9(d) of the Company Disclosure Letter, it being understood that the foregoing shall not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable agreements.

(e)    From and after the Effective Time, as applicable, the Parties shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to credit the Company Employees for purposes of vesting, eligibility, severance and benefit accrual under the Parent Benefit Plans and the Company Benefit Plans, as applicable, (other than for any purposes with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical benefits or disability benefits or to the extent it would result in a duplication of benefits or compensation for the same period of service) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, as applicable, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Benefit Plan in effect immediately prior to the Closing Date, to the extent that such credit does not result in duplicate benefits.

(f)    The Parties shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health coverage of any Company Employees or any of their covered, eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable Parent Benefit Plan to the extent such Company Employee or covered, eligible dependents are covered under an analogous Company Benefit Plan, as applicable, immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Parent Benefit Plan and (ii) give each Company Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider and only to the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Company Benefit Plan in effect immediately prior to the Closing Date.

(g)    Prior to the Closing Date, if requested by Parent in writing at least three (3) days before the Closing, the Company shall cause the Company and its Subsidiaries to take all necessary and appropriate actions to cause

(i) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) to be terminated and (ii) all participants to cease participating under the Company 401(k) Plan, in each case, effective no later than the Business Day preceding the Closing Date; provided, however, that such actions may be contingent upon Closing. The Company shall provide Parent with an advance copy of all documentation necessary to effect this Section 6.9(g) and a reasonable opportunity to comment thereon prior to the adoption or execution thereof. In the event the Company 401(k) Plan is terminated as set forth in the preceding sentence, as soon as administratively practicable following the Effective Time, Parent shall take any and all reasonable actions as may be reasonably required, including amendments to a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code designated by Parent (the “Parent 401(k) Plan”) to (A) cause the Parent 401(k) Plan to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in the form of cash in an amount equal to the full account balance distributed or distributable to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan, including any outstanding loans and (B) cause each Company Employee to become a participant in the Parent 401(k) Plan as of the Closing Date (subject to any applicable eligibility requirements, but giving effect to the service crediting provisions of Section 6.9(e)).

(h)    Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company, Parent or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Section 6.9. Nothing in this Section 6.9 is intended to (i) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating the employment or service of any Person, including a Company Employee, at any time and for any reason, (ii) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the Effective Time, the Surviving Corporation) or any particular term or condition of employment or service, or (iii) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating, revising or amending any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries.

Section 6.10    Indemnification; Directors’ and Officers’ Insurance.

(a)    Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Parent or the Company, as applicable, immediately prior to the date of this Agreement, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of Parent, the Company or any of their respective Subsidiaries or who acts as a fiduciary under any Parent Benefit Plan or Company Benefit Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of Parent, the Company or any of their respective Subsidiaries, a fiduciary under any Parent Benefit Plan or Company Benefit Plan or is or was serving at the request of Parent, the Company or any of their respective Subsidiaries as a director, officer, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Effective Time and whether asserted or claimed prior to, but not after, the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of the Company’s regularly engaged legal counsel or other counsel satisfactory to them, in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b)    Parent and the Surviving Corporation agree that, until the six (6) year anniversary date of the Effective Time, that neither Parent nor the Surviving Corporation shall amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Parent, the Company or any of their respective Subsidiaries and any of their respective directors or officers existing and in effect immediately prior to the Effective Time.

(c)    Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or Contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)    Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as Parent’s or the Company’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as Parent’s or the Company’s existing policies, as applicable, with respect to matters, acts or omissions existing or occurring at, prior to, or after, the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by Parent or the Company, as applicable, for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)    In the event that Parent, the Surviving Corporation or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of Parent, the Company or any of their respective Subsidiaries, or under any applicable Contracts or Law. Parent and the Surviving Corporation shall pay all expenses, including reasonable and documented attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

Section 6.11    Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at such Party’s cost) and shall consider in good faith, acting reasonably the other Party’s advice with respect to such Transaction Litigation; provided that the Party that is subject to such Transaction Litigation shall not offer or agree to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12    Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger; provided, in the case of clauses (a) and (b), such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal or a Parent Competing Proposal, as applicable, and matters related thereto or a Parent Change of Recommendation other than as set forth in Section 6.3 or Section 6.4, as applicable.

Section 6.13    Control of Business. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.14    Transfer Taxes. Except as otherwise provided in Section 3.3(b), to the extent any Transfer Taxes are imposed with respect to the Merger, such Transfer Taxes shall be borne by the Surviving Corporation. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to such

Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.

Section 6.15    Reasonable Best Efforts; Notification.

(a)    Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions.

(b)    Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions). The Company shall give prompt notice to Parent, and Parent shall give prompt written notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Sections 7.2(a) or 7.3(a) not being met, or (ii) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

Section 6.16    Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, including any entity Affiliated with such individual for which such individual serves as such entity’s deputy, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

Section 6.17    Stock Exchange Listing and Deregistration. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NASDAQ and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, the Company shall make available to Parent, at least ten (10) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

Section 6.18    Tax Matters.

(a)    Each of Parent and the Company will use (and will cause each of its Affiliates to use) reasonable best efforts to cause the Merger to qualify, and will not take (and will prevent each of its Affiliates from taking) any actions that could reasonably be expected to prevent the Merger from qualifying for the Reorganization Treatment. Each of Parent and the Company will comply (and will cause each of its Affiliates to comply) with all representations, warranties, and covenants contained in the Parent Tax Certificate and the Company Tax Certificate, respectively, to the extent necessary to cause the Merger to qualify for the Reorganization Treatment.

(b)    Parent and the Company will cooperate to facilitate the issuance of the opinion described in Section 7.3(d) and any other opinions to be filed in connection with the Registration Statement or the Joint Proxy Statement. In connection therewith, (i) Parent shall deliver to Kirkland & Ellis LLP and Vinson & Elkins LLP (or other applicable legal counsel) a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable the relevant counsel to render the opinion described in Section 7.3(d) and any opinions to be filed in connection with the Registration Statement or the Joint Proxy Statement (the “Parent Tax Certificate”) and (ii) the Company shall deliver to Kirkland & Ellis LLP and Vinson & Elkins LLP (or other applicable legal counsel) a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable the relevant counsel to render the opinion described in Section 7.3(d) and any opinions to be filed in connection with the Registration Statement or the Joint Proxy Statement (the “Company Tax Certificate”), in each case dated as of the Closing Date (and such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement). Parent and the Company shall provide such other information as reasonably requested by Kirkland & Ellis LLP and Vinson & Elkins LLP (or other applicable legal counsel) for purposes of rendering the opinion described in Section 7.3(d) and any opinions to be filed in connection with the Registration Statement or the Joint Proxy Statement.

(c)    Each of Parent and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Merger may not qualify for the Reorganization Treatment.

(d)    This Agreement is intended to constitute and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a). The relevant Parties shall treat the Merger as qualifying for the Reorganization Treatment for U.S. federal, state and other relevant income Tax purposes, shall file all their Tax Returns consistent with the Reorganization Treatment and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with the Reorganization Treatment.

Section 6.19    Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

Section 6.20    Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and, with respect to Merger Sub, to consummate the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.21    Prepayment of Company Credit Facility. The Company and its Subsidiaries shall deliver to Parent at least three (3) Business Days prior to the Closing Date a copy of a payoff letter in form reasonably satisfactory to Parent, setting forth the total amounts payable pursuant to the Company Credit Facility to fully satisfy all principal, interest, fees, costs, and expenses owed to each holder of Indebtedness under the Company Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the Company Credit Facility that upon payment in full of all such amounts owed to such holder, all Indebtedness under the Company Credit Facility shall be discharged and satisfied in full, the Loan Documents (as defined in the Company Credit Facility) shall be terminated with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and all liens on the Company and its Subsidiaries and their respective assets and equity securing the Company Credit Facility shall be released and terminated, together with any applicable documents necessary to evidence the release and termination of all liens on the Company and its Subsidiaries and their respective assets and equity securing, and any guarantees by the Company and its Subsidiaries in respect of, such Company Credit Facility.

Section 6.22    Senior Credit Facilities. The Company and Parent shall use their respective reasonable best efforts to procure (including in the event that the borrowing base under the Parent Credit Facility is reduced on or prior to the Closing Date (a “Borrowing Base Redetermination”)), through the amendment or restatement of the Parent Credit Facility, through a new credit facility, or any combination of the foregoing, senior secured debt financing on terms reasonably acceptable to Parent and Company in an amount sufficient for the combined company’s liquidity needs and in an amount of not less than $300,000,000 (in the case of the amended or restated Parent Credit Facility, the aggregate borrowing base and available commitments (drawn and undrawn) thereunder shall be increased so that the total borrowing base and available commitments thereunder after giving effect to such amendment or restatement are in an amount sufficient for the combined company’s liquidity needs and in an amount not less than $300,000,000) (“Replacement Financing”).

Section 6.23    Derivative Contracts; Hedging Matters.

(a)    The Company shall use commercially reasonable efforts to assist Parent, its Affiliates and its and their Representatives in the amendment, assignment or novation of any Derivative Transaction (including any commodity hedging arrangement or related Contract) of the Company or any of its Subsidiaries, in each case, on terms that are reasonably requested by Parent and effective at and conditioned upon the Closing.

(b)    Between the date hereof and the Effective Time, (i) each of the Company and Parent shall use commercially reasonable efforts to comply with any hedging requirements under the Company Credit Facility and the Parent Credit Facility, respectively, and (ii) each of the Company and Parent shall notify the other Party promptly following any changes to its hedge positions.

Section 6.24    Treatment of Company Warrants. The Company Warrants shall be treated in accordance with the terms of the Company Warrant Agreements. Prior to the Effective Time, Parent and the Company shall (i) make all necessary and appropriate provisions to provide for the assumption by Parent of the due and punctual performance of the Company’s covenants under the Company Warrant Agreements and (ii) deliver a written instrument to the warrant agent under each Company Warrant Agreement providing that holders of each Company Warrant have the right to acquire and receive, upon the exercise of such Company Warrant, the number of shares of Parent Common Stock that would have been issued or paid to a holder of the number of shares of Company Common Stock into which such Company Warrant was exercisable immediately prior to the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1    Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)    Stockholder Approvals. (i) The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and (ii) the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Parent.

(b)    Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c)    No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Transactions, including the Merger, and no Law shall have been adopted that makes consummation of the Transactions, including the Merger, illegal or otherwise prohibited.

(d)    Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e)    NYSE Listing and SEC Registration. The shares of Parent Common Stock issuable to the holders of shares of Company Common Stock to be issued pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

Section 7.2    Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a)    Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Capital Structure), the third and fifth sentences of Section 4.2(c) (Capital Structure), Section 4.3(a) (Authority, No Violations, Consents and Approvals), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a) and the third and fifth sentences of Section 4.2(c), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Company set forth in Section 4.2(c) (Capital Structure) (except for the second sentence of Section 4.2(c)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)    Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and 7.2(b) have been satisfied.

Section 7.3    Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)    Representations and Warranties of Parent and Merger Sub. (i) The representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a) (Capital Structure), the second sentence, fifth sentence and seventh sentence of Section 5.2(b) (Capital Structure), Section 5.3(a) (Authority, No Violations, Consents and Approvals), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a) and the second sentence, fifth sentence and seventh sentence of Section 5.2(b) for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2(b) (Capital Structure) (except for the third sentence of Section 5.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent and Merger Sub set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)    Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and 7.3(b) have been satisfied.

(d)    Tax Opinion. The Company shall have received an opinion from Kirkland & Ellis LLP (or other legal counsel selected by the Company and reasonably satisfactory to Parent), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger should qualify for the Reorganization Treatment. In rendering the opinion described in this Section 7.3(d), Kirkland & Ellis LLP (or other applicable legal counsel) shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by the Company or Parent for purposes of rendering such opinion.

Section 7.4    Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2, or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1    Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a)    by mutual written consent of the Company and Parent;

(b)    by either the Company or Parent:

(i)    if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii)    if the Merger shall not have been consummated on or before 5:00 p.m. Denver, Colorado time, on November 9, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(iii)    in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) or Section 7.3(a) or 7.3(b), as applicable (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(iv)    if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof, or (B) the Parent Stockholder Approval shall not have been obtained upon a vote at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof;

(c)    by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); or

(d)    by the Company, prior to, but not after, the time the Parent Stockholder Approval is obtained, if the Parent Board or a committee thereof shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement).

Section 8.2    Notice of Termination; Effect of Termination.

(a)    A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b)    In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Article I and Article IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or fraud. Notwithstanding anything to the contrary herein, and without limiting the Company’s rights pursuant to Section 9.11, if (i) all conditions to close pursuant to Article VII are satisfied, (ii) Parent has complied with its obligations and covenants pursuant to Section 6.22, and (iii) following a Borrowing Base Redetermination, Parent is unable to obtain Replacement Financing and Parent has notified the Company that it is unwilling to consummate the Transactions in the absence of such Replacement Financing, then in the event the Agreement is terminated in accordance with this Article VIII, the Company shall not be entitled to seek any claims for monetary damages against Parent for the failure to consummate the Transactions. For the avoidance of doubt, nothing in the preceding sentence shall be construed to limit or otherwise impair the Company’s right to receive the Termination Fee pursuant to Section 8.3(e) if the prerequisites set forth in Section 8.3(e) to the payment of the Termination Fee are otherwise met.

Section 8.3    Expenses and Other Payments.

(a)    Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the Merger shall be borne equally by Parent and the Company.

(b)    If Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after notice of termination of this Agreement.

(c)    If the Company terminates this Agreement pursuant to Section 8.1(d) (Parent Change of Recommendation), then Parent shall pay the Company the Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.

(d)    If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Company Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or consummates a Company Competing Proposal, then the Company shall pay Parent the Termination Fee. For purposes of this Section 8.3(d), any reference in the definition of Company Competing Proposal to “15%” shall be deemed to be a reference to “more than 50%”.

(e)    If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing

Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Parent Stockholders Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when the Company would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) or the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to the stockholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, a Parent Competing Proposal) or consummates a Parent Competing Proposal, then Parent shall pay the Company the Termination Fee. For purposes of this Section 8.3(e), any reference in the definition of Parent Competing Proposal to “15%” shall be deemed to be a reference to “more than 50%”.

(f)    In no event shall Parent or the Company, respectively, be entitled to receive more than one payment of the Termination Fee. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent and Merger Sub shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1    Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

Section 9.2    Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX, Section 4.28 (No Additional Representations), Section 5.28 (No Additional Representations), Section 6.9 (Employee Matters), Section 6.10 (Indemnification; Directors’ and Officers’ Insurance) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

Section 9.3    Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i)	if to Parent or Merger Sub, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E-mail:     SMarter@bonanzacrk.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin St.

Houston, TX 77002

Attention: Stephen M. Gill

E-mail: sgill@velaw.com

and

Vinson & Elkins LLP

1114 Avenue of the Americas, 32nd Floor

New York, NY 10036

Attention: Shelley A. Barber

E-mail: sbarber@velaw.com

(ii)	if to the Company, to:

Extraction Oil & Gas, Inc.

370 17th Street, Suite 5200

Denver, CO 80202

Attention: Eric Christ

E-mail: echrist@extractionog.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:     Doug Bacon, P.C.

                       Alex Rose

E-mail:          douglas.bacon@kirkland.com

                       alex.rose@kirkland.com

Section 9.4    Rules of Construction.

(a)    Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b)    The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)    The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)    All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Any capitalized terms herein which are defined with reference to another agreement are defined with reference to such other agreement as of the date hereof, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Denver, Colorado time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e)    In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, solely to the extent (x) permitted by the terms thereof and, if applicable, by the terms of this Agreement and (y) that such amendment, modification, supplement, restatement or replacement has been made available to Parent prior to the date of this Agreement); any (ii) Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was (A) in the electronic data room relating to the Transactions maintained by the Company or Parent, as applicable, (B) filed with or furnished to the SEC and available on Edgar, or (C) provided by the Company or Parent, as applicable, in physical form for review by the other Party or its Representatives, in each case, by 5:00 p.m. Denver, Colorado time on the day prior to the execution of this Agreement.

Section 9.5    Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 9.6    Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, the Registration Rights Agreement, the Company Voting Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration) but only from and after the Effective Time and (b) Section 6.10 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.7    Governing Law; Venue; Waiver of Jury Trial.

(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(C)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

Section 9.8    Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

Section 9.9    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

Section 9.10    Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether stockholders or otherwise), including the Company Designated Stockholder and any Affiliate of the Company Designated Stockholder and (b) any director, officer, employee, Representative or agent of (i) the Company, (ii) the Company Designated Stockholder or any Affiliate of the Company Designated Stockholder or (iii) any Person who controls the Company. No Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the Transactions, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation, except in each case as expressly provided by the Company Voting Agreement as among the Company Designated Stockholder, the Company and Parent. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in Parent (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) Parent or (ii) any Person who controls Parent. No Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Company hereby waives and releases all claims of any such liability and obligation.

Section 9.11    Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 9.12    Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.13    Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, to the extent legally allowed:

(a)    extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)    waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)    waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 9.14     Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Parent, the Company or the Merger Sub under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PARENT: BONANZA CREEK ENERGY, INC.

By:	/s/ Eric T. Greager
Name:	Eric T. Greager
Title:	President and Chief Executive Officer

MERGER SUB: RAPTOR EAGLE MERGER SUB, INC.

By:	/s/ Cyrus D. Marter IV
Name:	Cyrus D. Marter IV
Title:	President and Secretary

Signature Page to Agreement and Plan of Merger

COMPANY: EXTRACTION OIL & GAS, INC.

By:	/s/ Tom Tyree
Name:	Tom Tyree
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

ANNEX A

Certain Definitions

“Additional Share Consideration” means additional shares of Parent Common Stock equal to the quotient of (a) the aggregate per share amount of any Parent Quarterly Dividends declared or paid after the date of this Agreement and with a record date prior to the Effective Time, multiplied by Exchange Ratio, and divided by (b) the Parent Reference Stock Price.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all Persons, entities or trades or businesses (whether or not incorporated) under common control with any other Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Antitrust Laws” means the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity).

“Company Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation.

“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of the Company’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of the Company’s and its Subsidiaries’ assets or equity interests.

“Company Credit Facility” means the Credit Agreement, dated as of January 20, 2021, among the Company, as borrower, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent and an issuing bank, as amended by the Amendment No. 1 thereto executed effective as of March 24, 2021, and as amended by the Amendment No. 2 thereto executed effective as of May 6, 2021.

“Company DSU Award” means an award of deferred stock units granted under the Company Equity Plan and held by a member of the Company Board.

“Company Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to the Company that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement); provided, however, that in no event shall the receipt, existence or terms of a Company Competing Proposal or any matter relating thereto or of consequence thereof constitute a Company Intervening Event.

“Company Reserve Engineer” means Ryder Scott Company, L.P.

“Company Stockholder Approval” means the adoption of this Agreement and the approval of Transactions by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon.

“Company Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 80% or more of the fair market value of such assets or that generated 80% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 80% of the aggregate outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board, after consultation with the Company’s financial advisors, that (i) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Parent in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board and (iii) for which, if applicable, financing is fully committed or reasonably determined to be available by the Company Board.

“Company Warrant Agreements” means, collectively, the Tranche A Warrant Agreement and the Tranche B Warrant Agreement.

“Company Warrants” means, collectively, those certain warrants issued pursuant to the (i) the Tranche A Warrant Agreement (“Tranche A Warrants”) and (ii) the Tranche B Warrant Agreement (“Tranche B Warrants”).

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“Contract” means any contract, legally binding commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other legally binding instrument or agreement (whether written or oral).

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COPAS” means Council of Petroleum Accountants Society.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity with jurisdiction over the applicable Person in connection with or in response to COVID-19.

“Derivative Transaction” means any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, post-termination or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, agreement, arrangement, program, practice, or understanding.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all Laws pertaining to pollution, protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) or worker health and safety (as it relates to exposure to Hazardous Materials), in each case as enacted or in effect as of or prior to the Closing Date).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Entity” means any federal, state, local or municipal court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person).

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, casinghead gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced, derived, refined or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no effect (by itself or when aggregated or taken together with any and all other effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i)    general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;

(ii)    conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)    conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv)    political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)    earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions;

(vi)    the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii)    the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is request in writing by Parent or expressly required by, this Agreement, the public announcement of this Agreement or the Transactions (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions);

(viii)    changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

(ix)     any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i)– (v) and (ix) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“MMcf” means one million cubic feet.

“NASDAQ” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions, (b) all Wells located on or producing from such leases and properties, and (c) Hydrocarbons or revenues therefrom and claims and rights thereto.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent and Merger Sub, and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has any current or contingent liability or obligation.

“Parent Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of Parent’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of Parent’s and its Subsidiaries’ assets or equity interests.

“Parent Credit Facility” means the Credit Agreement, dated as of December 7, 2018, among Parent, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and an issuing bank, as amended by the First Amendment thereto executed effective as of June 18, 2020 and as further amended by the Second Amendment thereto executed effective as of April 1, 2021.

“Parent Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Parent that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Parent Board as of the date of this Agreement); provided, however, that in no event shall the receipt, existence or terms of a Parent Competing Proposal or any matter relating thereto or of consequence thereof, constitute a Parent Intervening Event.

“Parent PSUs” means all restricted shares of Parent Common Stock subject to performance-based vesting conditions, whether granted pursuant to the Parent Equity Plan or otherwise.

“Parent Quarterly Dividend Stock Price” means the volume-weighted average closing price of the Parent Common Stock over the five Trading Days immediately prior to the payment date of a Parent Quarterly Dividend; provided that if a Parent Quarterly Dividend is declared with a record date prior to the Effective Time but is not paid prior to the Effective Time, the “payment date” for purposes of this definition shall be deemed to be the Business Day immediately prior to the Effective Time.

“Parent Reference Stock Price” means a quotient equal to (x) the sum of each Parent Quarterly Dividend Stock Price for each Parent Quarterly Dividend declared or paid following the date of the Agreement and with a record date prior to the Effective Time, divided by (y) the number of Parent Quarterly Dividends declared or paid following the date of the Agreement and with a record date prior to the Effective Time.

“Parent RSUs” means any time-based and/or performance-based restricted stock units granted under the Parent Equity Plan or applicable inducement awards.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of a majority of the shares of Parent Capital Stock entitled to vote thereon and present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than the Company or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 80% or more of the fair market value of such assets or that generated 80% or more of Parent’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 80% of the aggregate outstanding shares of Parent Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Parent Board, after consultation with Parent’s financial advisors, that (i) if consummated, would result in a transaction more favorable to Parent’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by the Company in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Parent Board and (iii) for which, if applicable, financing is fully committed or reasonably determined to be available by the Parent Board.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a)    to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, and other similar agreements and documents;

(b)    contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Company or Parent, as applicable, in accordance with GAAP;

(c)    Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report or the dates of the Parent Reserve Report, as applicable;

(d)    Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e)    such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, have expressly waived in writing;

(f)    all easements, zoning restrictions, conditions, covenants, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g)    any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h)    Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(i)    Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company or Parent (without at least a proportionate increase in net revenue interest), as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; or

(j)    with respect to (i) Parent and its Subsidiaries, Encumbrances arising under the Parent Credit Facility and (ii) the Company and its Subsidiaries, Encumbrances arising under the Company Credit Facility.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), but excluding Taxes and assessments of Governmental Entities.

“Registration Rights Agreement” means the Registration Rights Agreement, substantially in the form attached hereto as Exhibit B, to be effective as of the Effective Time by Parent and the other Persons party thereto.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, declaration, claim for refund, estimates, information return or other document (including any related or supporting information and amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” means any and all taxes and similar charges, levies or other governmental assessments of any kind, including income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, together with all interest, penalties, and additions to tax, imposed by any Taxing Authority.

“Taxing Authority” means any Governmental Entity having jurisdiction over the administration or imposition of any Tax.

“Termination Fee” means $37,500,000.

“Trading Day” means any day on which the Parent Common Stock is listed or quoted and traded on NYSE.

“Tranche A Warrant Agreement” means that certain Warrant Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, as warrant agent, dated as of January 20, 2021 for Tranche A Warrants to Purchase Company Common Stock.

“Tranche B Warrant Agreement” means that certain Warrant Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, as warrant agent, dated as of January 20, 2021 for Tranche B Warrants to Purchase Company Common Stock.

“Transactions” means the Merger and the other transactions contemplated by this Agreement, including, without limitation, each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Treasury Regulations” means the temporary, proposed and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act it is required to take under this Agreement by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, constitute a breach of this Agreement.

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

EXTRACTION OIL & GAS, INC.

[•], 2021

1.    Name. The name of the corporation is Extraction Oil & Gas, Inc. (the “Corporation”).

2.    Address; Registered Office and Agent. The address of the Corporation’s registered office is c/o The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 in New Castle County, Delaware; and the name of its registered agent at such address is The Corporation Trust Company.

3.    Purposes. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4.    Number of Shares. The Corporation shall have authority to issue 1,000 shares of Common Stock with the par value of $0.001 per share.

5.    Election of Directors. Unless and except to the extent that the Bylaws of the Corporation (as amended, restated, supplemented or otherwise modified from time to time, the “Bylaws”) shall so require, the election of directors of the Corporation need not be by written ballot.

6.    Limitation of Liability; Indemnification.

(A)    The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (a “Covered Person”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding.

(B)    The Corporation shall, to the fullest extent not prohibited by applicable law as it presently exists or may hereafter be amended, pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article 6 or otherwise.

(C)    The rights to indemnification and advancement of expenses under this Article 6 shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators. Notwithstanding the foregoing provisions of this Article 6, except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation.

(D)    If a claim for indemnification under this Article 6 (following the final disposition of such proceeding) is not paid in full within sixty (60) days after the Corporation has received a claim therefor by the Covered Person, or if a claim for any advancement of expenses under this Article 6 is not paid in full within twenty (20) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Covered Person shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Covered Person shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by applicable law. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(E)    The rights conferred on any Covered Person by this Article 6 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, any provision of this Amended & Restated Certificate of Incorporation (as amended, restated, supplemented or otherwise modified from time to time, this “Certificate of Incorporation”), the Bylaws, any agreement or vote of stockholders or disinterested directors or otherwise.

(F)    This Article 6 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

(G)    Any Covered Person entitled to indemnification and/or advancement of expenses, in each case pursuant to this Article 6, may have certain rights to indemnification, advancement and/or insurance provided by one or more persons with whom or which such Covered Person may be associated. The Corporation hereby acknowledges and agrees that (i) the Corporation shall be the indemnitor of first resort with respect to any proceeding, expense, liability or matter that is the subject of this Article 6, (ii) the Corporation shall be primarily liable for all such obligations and any indemnification afforded to a Covered Person in respect of a proceeding, expense, liability or matter that is the subject of this Article 6, whether created by law, organizational or constituent documents, contract or otherwise, (iii) any obligation of any persons with whom or which a Covered Person may be associated to indemnify such Covered Person and/or advance expenses or liabilities to such Covered Person in respect of any proceeding shall be secondary to the obligations of the Corporation hereunder, (iv) the Corporation shall be required to indemnify each Covered Person and advance expenses to each Covered Person hereunder to the fullest extent provided herein without regard to any rights such Covered Person may have against any other person with whom or which such Covered Person may be associated or insurer of any such person, and (v) the Corporation irrevocably waives, relinquishes and releases any other person with whom or which a Covered Person may be associated from any claim of contribution, subrogation or any other recovery of any kind in respect of amounts paid by the Corporation hereunder.

(H)    A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

7.    Certificate Amendments. The Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Certificate of Incorporation, and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation are granted subject to the rights reserved in this Article 7.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned hereby signs this Second Amended and Restated Certificate of Incorporation as of the date first set forth above.

EXTRACTION OIL & GAS, INC.

By:
Name:
Title:

Execution Version

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated as of June 6, 2021 (this “Amendment”), is entered into by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Parent”), Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Extraction Oil & Gas, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, on May 9, 2021, the Parties entered into the Agreement and Plan of Merger (the “Merger Agreement”);

WHEREAS, Parent and the Company entered into the Joint Bidding Agreement and Consent dated as of May 18, 2021 to jointly pursue a potential acquisition of CPPIB Crestone Peak Resources America Inc.; and

WHEREAS, in accordance with Section 9.12 of the Merger Agreement, the Parties desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Definitions. Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement, as amended hereby.

2. Consent to Parent/Condor Merger Agreement. Each party hereby consents to the entry by the other Parties and, in the case of Parent, its wholly owned Subsidiaries, into that certain Agreement and Plan of Merger dated as of June 6, 2021 among, Parent, Raptor Condor Merger Sub 1, Inc., Raptor Condor Merger Sub 2, LLC, Crestone Peak Resources LP, CPPIB Crestone Peak Resources America Inc., Crestone Peak Resources Management LP and, solely for purposes of certain provisions therein, the Company (the “Parent/Condor Merger Agreement”). Each Party hereby waives any claim it may have against another party or its Subsidiaries as a result of the entry into, compliance with and consummation of the transactions contemplated by, the Parent/Condor Merger Agreement.

3. Amendments to the Merger Agreement.

(a) The seventh sentence of Section 5.2(b) is hereby amended and restated to read as follows:

“Except as set forth in this Section 5.2, and except for changes since the Measurement Date resulting from the exercise of stock options outstanding at such date (and the issuance of shares of Parent Common Stock thereunder, which were reserved for issuance as set forth in Section 5.2(a)), stock grants or other awards granted in accordance with Section 6.2(b)(ii), or pursuant to the Agreement and Plan of Merger dated as of June 6, 2021 among, Parent, Raptor Condor Merger Sub 1, Inc., Raptor Condor Merger Sub 2, LLC, Crestone Peak Resources LP, CPPIB Crestone Peak Resources America Inc., Crestone Peak Resources Management LP and, solely for purposes of certain provisions therein, the Company (the “Parent/Condor Merger Agreement”), there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock, Voting Debt or other voting securities of Parent, and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

(b) Clause (d) of Section 5.7 of the Merger Agreement is hereby amended and restated to read as follows:

“liabilities incurred in connection with the Transactions and the transactions contemplated by the Parent/Condor Merger Agreement (the “Parent/Condor Transactions”);”

(c) Section 6.2(a) of the Merger Agreement is hereby amended and restated to read as follows:

“Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as expressly required without the consent of CPPIB Crestone Peak Resources America Inc. by the Parent/Condor Merger Agreement, (iv) as may be required by applicable Law (including any COVID-19 Measures), or (v) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).”

(d) The preamble to Section 6.2(b) of the Merger Agreement is hereby amended and restated as follows:

“Except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as expressly permitted or required without the consent of CPPIB Crestone Peak Resources America Inc. by the Parent/Condor Merger Agreement, (iv) as may be required by applicable Law or (v) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall cause its Subsidiaries not to:”

(e) Section 6.9(d) of the Merger Agreement is hereby amended by replacing the defined term “Company Employee” used therein with the defined term “Continuing Employee.”

(f) Section 6.9(e) of the Merger Agreement is hereby amended by replacing the defined term “Company Employee” used therein with the defined term “Continuing Employee.”

(g) Section 6.9(f) of the Merger Agreement is hereby amended by replacing the defined term “Company Employee” used therein with the defined term “Continuing Employee.”

(h) Section 6.9(g) of the Merger Agreement is hereby amended by replacing the defined term “Company Employee” used therein with the defined term “Continuing Employee.”

(i) Section 6.9(h) of the Merger Agreement is hereby amended and restated to read as follows:

“Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company, Parent or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Section 6.9. Nothing in this Section 6.9 is intended to (i) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating the employment or service of any Person, including a Continuing Employee, at any time and for any reason, (ii) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the Effective Time, the Surviving Corporation) or any particular term or condition of employment or service, or (iii) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating, revising or amending any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries.”

(j) A new Section 6.25 shall be added to the Merger Agreement to read as follows:

“Section 6.25 Financing Cooperation.

(a) Prior to the Closing Date, the Company shall provide, and shall use its commercially reasonable efforts to cause its Affiliates and its and its Affiliates’ representatives to provide, the Parent such cooperation as may be reasonably requested by the Parent with respect to the arrangement of (i) Debt Financing and/or Replacement Financing and (ii) “Replacement Financing” under Section 7.22(a) of the Parent/Condor Merger Agreement; provided that, in each case, such requested cooperation does not unreasonably interfere with operations of the Company and its assets and that any information requested by the Parent is reasonably available to the Company or any of its Affiliates or its or their Representatives. Such cooperation shall include, without limitation, using commercially reasonable efforts to (i) provide historical financial information, lease operating statements and reserve engineering reports and other similar information prepared in the ordinary course of business relating to the Company’s assets and all updates thereto and provide reasonable assistance to the Parent in connection with the preparation of pro forma financial information to be included in any marketing materials to be used in connection with any Debt Financing and/or Replacement Financing, (ii) provide information reasonably requested by the Parent for its preparation of materials for bank information memoranda, offering prospectuses and documents, marketing materials, rating agency presentations and similar documents required in connection with the Debt Financing and/or Replacement Financing, and identify any information contained therein that would constitute material, non-public information with respect to the Company or its securities or any of its assets for purposes of foreign, United States federal or state securities laws, (iii) cause the independent accountants of the Company to provide reasonable assistance to the Parent, consistent with their professional practice, including by participating in accounting due diligence sessions (if reasonably requested by the Debt Financing Sources and/or sources of the Replacement Financing), to provide their consent to use of their audit reports relating to the Company’s assets (if applicable) on customary terms and to deliver a customary comfort letter covering items reasonably requested by the Debt Financing Sources (and/or sources providing the Replacement Financing) in any offering memorandum or prospectus relating to a Debt Financing and/or Replacement Financing, (iv) reasonably cooperate in satisfying the covenants and conditions precedent to any Debt Financing and/or Replacement Financing to the extent such covenants and conditions require the cooperation of the Company, its Affiliates or its or their representatives, (v) furnish all documentation and other information required by governmental authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and (vi) reasonably facilitate the Parent’s preparation of the documentation necessary to pledge and mortgage the Company’s assets that will be collateral under the Debt Financing and/or Replacement Financing, including, without limitation, to reasonably assist the Parent in its preparation of disclosure schedules relating to the Company’s assets in connection with Debt Financing and/or Replacement Financing.

(k) A new Section 6.26 shall be added to the Merger Agreement to read as follows:

“Section 6.26 Parent/Condor Merger Agreement.

(a) Notwithstanding anything in this Agreement to the contrary:

(i) Parent shall not, without the consent of the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (A) consent to any action or inaction by Condor that would violate Section 7.1 of the Parent/Condor Merger Agreement, (B) amend any provision of the Parent/Condor Merger Agreement or waive any obligation of Condor thereunder or (C) knowingly fail to enforce its rights against Condor in respect of any material breach under the Parent/Condor Merger Agreement.

(ii) Parent shall have the right to terminate the Parent/Condor Merger Agreement in accordance with its terms; provided, however, that Parent shall not terminate the Parent/Condor Merger Agreement without first reasonably consulting with the Company and considering, in good faith, the views of the Company.

(b) Parent shall promptly provide to the Company any material notices, communications or other information provided by Condor to Parent pursuant to Section 7.16(b) of the Parent/Condor Merger Agreement.”

(l) Section 8.1(b)(ii) of the Merger Agreement is hereby amended by replacing the date of “November 9, 2021” with “December 6, 2021.”

(m) Sections 8.3(b) and 8.3(d) of the Merger Agreement is hereby amended by replacing the defined term “Termination Fee” used therein with the defined term “Company Termination Fee.”

(n) Section 8.3(c) and 8.3(e) of the Merger Agreement is hereby amended by replacing the defined term “Termination Fee” used therein with the defined term “Parent Termination Fee.”

(o) The initial sentence of Section 8.3(f) of the Merger Agreement is hereby restated as follows:

“In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee. In no event shall the Company be entitled to receive more than one payment of the Parent Termination Fee

(p) The following definitions are hereby added to Annex A of the Merger Agreement:

“Company Employee” means any current or former employee, consultant, independent contractor or director of the Company or any Subsidiary of the Company.

“Company Termination Fee” means $37,500,000.

“Debt Financing” means any debt financing to be arranged or provided by one or more arrangers, agents, lenders, underwriters, investors, or other financial institutions (any such persons, the “Debt Financing Sources”) at the request of the Parent in connection with financing the Parent/Condor Transactions and payment of related fees, costs and expenses.

“Debt Financing Sources” has the meaning set forth in the definition of “Debt Financing.”

“Parent Termination Fee” means $22,500,000.

(q) The definition of “Parent Competing Proposal” in Annex A is amended to add the following sentence at the end of the definition: “For the avoidance of doubt, the Parent/Condor Merger Agreement and the transactions contemplated thereby shall not constitute a Parent Competing Proposal.”

(r) The Company Disclosure Letter shall be amended with respect to Sections 4.3(c), 4.6(b)(iii), 4.7(d), 4.19(a)(i) and 6.1(b) to include the following: “The entry of the Parent/Condor Merger Agreement and the consummation of the transactions contemplated thereby from and after the date thereof.” The Company Disclosure Letter shall be amended with respect to Section 4.23 to include: “Payment of a fee to the Company FA in connection with the entry the Company’s entry into the Parent/Condor Merger Agreement.”

(s) The Parent Disclosure Letter shall be amended to (i) include new Schedules 5.6(b) and 5.23, (ii) to include the following in Schedules 5.6(b) and 5.19(a)(i): “The entry of the Parent/Condor Merger Agreement and the consummation of the transactions contemplated thereby from and after the date thereof” and (iii) to include the following in Schedule 5.23: “Payment of a fee to the Parent FA in connection with Parent’s entry into the Parent/Condor Merger Agreement.”

4. References to and Effect on the Merger Agreement. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” or words of similar import referring to the Merger Agreement, and any reference to the Merger Agreement in any other agreements, instruments and documents executed and delivered in connection therewith, shall mean the Merger Agreement as amended by this Amendment. The provisions set forth in this Amendment shall be deemed to be and shall be construed as part of the Merger Agreement to the same extent as if fully set forth verbatim therein. All references in the Merger Agreement to “the date hereof,” “the date of this Agreement” and words of similar import, and all references to the date of the Merger Agreement in any other agreements, instruments and documents executed and delivered in connection therewith, shall in all instances continue to refer to May 9, 2021.

5. Amendment. Except as expressly amended by this Amendment, the terms of the Merger Agreement shall remain unchanged and continue in full force and effect.

6. Other Miscellaneous Terms. The provisions of Article IX of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

PARENT: BONANZA CREEK ENERGY, INC.

By:	/s/ Eric T. Greager
Name:	Eric T. Greager
Title:	President and Chief Executive Officer

MERGER SUB: RAPTOR EAGLE MERGER SUB, INC.

By:	/s/ Cyrus D. Marter IV
Name:	Cyrus D. Marter IV
Title:	President and Secretary

Signature Page to Amendment No. 1 to

Agreement and Plan of Merger

COMPANY: EXTRACTION OIL & GAS, INC.

By:	/s/ Tom Tyree
Name:	Tom Tyree
Title:	Chief Executive Officer

Signature Page to Amendment No. 1 to

Agreement and Plan of Merger

Annex B

May 9, 2021

The Board of Directors

Bonanza Creek Energy, Inc.

410 17th Street

Suite 1400

Denver, CO 80202

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Bonanza Creek Energy, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of Raptor Eagle Merger Sub, Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), with Extraction Oil & Gas, Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Merger Sub and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than any Excluded Shares (as defined in the Agreement), will be converted into the right to receive 1.1711 shares (the “Exchange Ratio”) of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”). We also understand that the Merger Consideration (as defined in the Agreement) may be subject to adjustment as provided in the Agreement based on certain dividends that may be paid by the Company after announcement of the Transaction as set forth in the Agreement (the “Dividend Adjustment”).

In connection with preparing our opinion, we have (i) reviewed a draft dated May 7, 2021 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Merger Partner and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis, and that the Dividend Adjustment will not result in any adjustment to the Exchange Ratio that is material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company, the Merger Partner or Kimmeridge Energy Management Company, LLC, which holds approximately 39% of the Merger Partner Common Stock. However, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

B-2

Annex C

May 9, 2021

The Board of Directors

Extraction Oil & Gas, Inc.

370 17th Street, Suite 5200

Denver, CO 80202

Members of the Board:

We understand that Extraction Oil and Gas, Inc., a Delaware corporation (“Extraction” or the “Company”), Bonanza Creek Energy, Inc., a Delaware corporation (“Bonanza” or “Parent”), Raptor Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, dated as of May 9, 2021 (the “Merger Agreement”), pursuant to which Merger Sub shall be merged with and into the Company (the “Merger”), and the separate existence of Merger Sub shall cease with the Company continuing its existence under the laws of the state of Delaware as the surviving corporation (the “Surviving Corporation”). By virtue of the Merger, each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, as defined in the Merger Agreement (excluding any Excluded Shares, as defined in the Merger Agreement), shall be converted into the right to receive 1.1711 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Bonanza, Merger Sub and their respective affiliates), of the Exchange Ratio provided for pursuant to the Merger Agreement.

For purposes of and arriving at our opinion, we have, among other things:

1.

reviewed certain publicly available financial statements and other business and financial information relating to Extraction and Bonanza, respectively, including (i) Annual Reports on Form 10-K and related audited financial statements of Extraction and Bonanza for the fiscal year ended December 31, 2020, and (ii) the (a) Quarterly Report on Form 10-Q for Bonanza and related unaudited financial statements for the fiscal period ended March 31, 2021, and (b) Extraction draft March 31, 2021, unaudited financial statements;

2.	reviewed certain non-public projected financial and operating data relating to Extraction and Bonanza prepared and furnished to us by the management team and staff of Extraction and Bonanza;

3.

reviewed certain estimates of Extraction’s and Bonanza’s oil and gas reserves, including estimates of proved developed producing and development reserves prepared by Extraction and Bonanza as of April 1, 2021;

4.

compared recent stock market capitalization indicators for Extraction and Bonanza with recent stock market capitalization indicators for certain similar publicly-traded independent exploration and production companies that we deemed comparable to Extraction and Bonanza, as applicable;

5.	discussed current operations, financial positioning and future prospects of Extraction and Bonanza with the respective management teams of Extraction and Bonanza;

6.	reviewed historical market prices and trading histories of Extraction and Bonanza common stock;

7.	reviewed published Wall Street research analyst reports on Extraction and Bonanza;

8.	compared the financial terms of the Merger with the financial terms of similar transactions that we deemed to be comparable;

9.	participated in certain discussions and negotiations among the representatives of Extraction and Bonanza and their respective financial and legal advisors;

10.	reviewed a draft of the Merger Agreement dated May 8, 2021;

11.

reviewed that certain disclosure statement (as amended or modified) in connection with the joint plan of reorganization (as amended or modified) filed by the debtors with respect to Extraction’s and certain of its wholly-owned subsidiaries’ bankruptcy filing; and

12.	reviewed such other financial studies and analyses and performed such other investigations and have taken into account such other factors as we have deemed necessary and appropriate.

In rendering our opinion, we have assumed and relied upon, without assuming any responsibility or liability for or independently verifying the accuracy or completeness of, all of the information publicly available and all of the information supplied or otherwise made available to us by Extraction and Bonanza, as applicable. We have further relied upon the assurances of representatives of the respective managements of Extraction and Bonanza that they are unaware of any facts that would make the information provided to us incomplete, inaccurate or misleading in any material respect. With respect to projected financial and operating data, we have assumed, upon the advice of Extraction, that such data have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management and staff of Extraction relating to the future financial and operational performance of Extraction and Bonanza. We express no view as to any projected financial and operating data relating to Extraction or Bonanza or the assumptions on which they are based. With respect to the estimates of oil and gas reserves, we have assumed, upon the advice of Extraction, that they have been reasonably prepared on bases reflecting the best available estimates and good faith judgments of the management and staff of Extraction and Bonanza relating to the oil and gas properties of Extraction and Bonanza. We express no view as to any reserve or potential resource data relating to Extraction or Bonanza or the assumptions on which they are based. We have not made an independent evaluation or appraisal of the assets or liabilities of Extraction, nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency or fair value of Extraction under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Extraction.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed, upon the advice of Extraction, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the transactions contemplated by the Merger Agreement will be waived or obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Extraction or Bonanza or on the consummation of the Merger or that would materially reduce the benefits of the Merger to Extraction or Bonanza.

Our opinion relates solely to the fairness, from a financial point of view, of the Exchange Ratio provided for pursuant to the Merger Agreement to the holders of Company Common Stock. We do not express any view on, and our opinion does not address, the fairness of the proposed Merger to, or any consideration received in connection therewith by, any creditors or other constituencies of Extraction, nor do we express an opinion as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Extraction or Bonanza, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We have assumed that any modification to the structure of the Merger will not vary in any material respect from what has been assumed in our analysis. Our advisory services and the opinion expressed herein are provided for the information and benefit of the Board of Directors of Extraction in connection with its consideration of the transactions contemplated by the Merger Agreement, and our opinion does not constitute a recommendation to any holder of Company Common Stock as to how such holder should vote with respect to any of the transactions contemplated by the Merger Agreement. The issuance of this opinion has been approved by the Opinion Committee of Petrie Partners Securities, LLC. Our opinion does not address the relative merits of the Merger as compared to any alternative business transaction or strategic alternative that might be available to Extraction, nor does it address the underlying business decision of Extraction to engage in the Merger. We have not been asked to consider, and this opinion does not address, the tax consequences of the Merger to any particular stockholder of Extraction or Bonanza, or the prices at which shares of Parent Common Stock or shares of Company Common Stock will actually trade at any time, including following the announcement or consummation of the Merger. We are not rendering any legal, accounting, tax or regulatory advice and understand Extraction is relying on other advisors as to legal, accounting, tax and regulatory matters in connection with the Merger.

As you are aware, we are acting as financial advisor to Extraction, and we will receive a fee from Extraction for our services upon the rendering of this opinion regardless of the conclusions expressed herein. Extraction has also agreed to reimburse our expenses, and we will be entitled to receive a success fee if the Merger is consummated. In addition, Extraction has agreed to indemnify us for certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between us and our affiliates and Bonanza and its applicable affiliates pursuant to which we or any of our affiliates received compensation as a result of such relationship. During the two-year period prior to the date hereof, we and our affiliates performed advisory services for Extraction and its affiliates and received customary compensation for such services. Additionally, we may provide financial or other services to Extraction and Bonanza in the future and in connection with any such services we may receive customary compensation for such services.

Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets as they exist and can be evaluated on the date hereof and the conditions and prospects, financial and otherwise, of Extraction and Bonanza as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except Extraction may describe and reproduce this opinion (but only in full) in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by Extraction to its stockholders relating to the Merger if such description or reproduction is required by applicable law; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior written consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Merger Agreement is fair from a financial point of view to the holders of Company Common Stock (other than Bonanza, Merger Sub and their respective affiliates).

Very truly yours,

PETRIE PARTNERS SECURITIES, LLC

By:	/s/ Jon C. Hughes
Jon C. Hughes
Managing Director

June 6, 2021

The Board of Directors

Extraction Oil & Gas, Inc.

370 17th Street, Suite 5200

Denver, CO 80202

Members of the Board:

We understand that (i) Extraction Oil and Gas, Inc., a Delaware corporation (“Extraction” or the “Company”), Bonanza Creek Energy, Inc., a Delaware corporation (“Bonanza” or “Parent”), Raptor Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into Amendment No. 1, dated as of June 6, 2021 (the “Amendment”), to the Agreement and Plan of Merger, dated as of May 9, 2021 (the “Original Agreement” and, as amended by the Amendment, the “Amended Agreement”), pursuant to which Merger Sub shall be merged with and into the Company (the “Eagle Merger”), and the separate existence of Merger Sub shall cease with the Company continuing as the surviving corporation, and (ii) simultaneously with the execution of the Amendment and with the consent of Extraction, Parent, Raptor Condor Merger Sub 1 Inc. (“Condor Merger Sub 1”), Raptor Condor Merger Sub 2 Inc. (“Condor Merger Sub 2”), Crestone Peak Resources LP, a Delaware limited partnership (“CPR”), Crestone Peak Resources America Inc., a Delaware corporation (“Condor”), Crestone Peak Resources Management LP, a Delaware limited partnership, and, solely for certain purposes set forth therein, the Company, propose to enter into an Agreement and Plan of Merger, dated as of June 6, 2021 (the “Condor Merger Agreement”), pursuant to which, among other things, Condor Merger Sub 1 will merge with and into Condor (the “First Condor Merger”), and the separate existence of Condor Merger Sub 1 shall cease with Condor continuing as the surviving corporation. Immediately following the effective time of the First Condor Merger, Condor will merge with and into Condor Merger Sub 2 (together with the First Condor Merger, the “Condor Mergers”), with Condor Merger Sub 2 continuing as the surviving entity. By virtue of the Eagle Merger, each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, as defined in the Amended Agreement (excluding any Excluded Shares, as defined in the Amended Agreement), shall be converted into the right to receive 1.1711 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”). By virtue of the First Condor Merger, the shares of common stock, par value $0.01 per share, of Condor issued and outstanding immediately prior to the effective time of the First Condor Merger (subject to certain exceptions set forth in the Condor Merger Agreement), shall collectively be converted into the right to receive an aggregate of 22.5 million shares of Parent Common Stock. The Eagle Merger is not conditioned upon consummation of the Condor Mergers. The Condor Mergers are conditioned upon consummation of the Eagle Merger. The terms and conditions of the Eagle Merger are more fully set forth in the Amended Agreement, and the terms and conditions of the Condor Mergers are more fully set forth in the Condor Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Bonanza, Merger Sub, Condor and their respective affiliates), of the Exchange Ratio provided for pursuant to the Amended Agreement.

For purposes of and arriving at our opinion, we have, among other things:

1.

reviewed certain publicly available financial statements and other business and financial information relating to Extraction and Bonanza, respectively, including (i) Annual Reports on Form 10-K and related audited financial statements of Extraction and Bonanza for the fiscal year ended December 31, 2020, and (ii) the Quarterly Reports on Form 10-Q and related unaudited financial statements for the fiscal period ended March 31, 2021 for Bonanza and Extraction;

2.

reviewed certain financial statements and other business and financial information relating to Condor, including (a) unaudited financial statements for the fiscal period ended March 31, 2021, and (b) Condor consolidated draft December 31, 2020, unaudited financial statements;

3.	reviewed certain non-public projected financial and operating data relating to Extraction and Bonanza prepared and furnished to us by the management team and staff of Extraction and Bonanza;

4.	reviewed certain non-public projected financial and operating data relating to Condor prepared and furnished to us by the management team and staff of Extraction and Condor;

5.

reviewed certain estimates of Extraction’s and Bonanza’s oil and gas reserves, including estimates of proved developed producing and development reserves prepared by Extraction and Bonanza as of April 1, 2021;

6.	reviewed certain estimates of Condor’s oil and gas reserves, including estimates of proved developed producing and development reserves prepared by Extraction and Condor as of April 1, 2021;

7.

compared recent stock market capitalization indicators for Extraction and Bonanza with recent stock market capitalization indicators for certain similar publicly-traded independent exploration and production companies that we deemed comparable to Extraction and Bonanza, as applicable;

8.	discussed current operations, financial positioning and future prospects of Extraction and Bonanza with the respective management teams of Extraction and Bonanza;

9.	discussed current operations, financial positioning and future prospects of Condor with the management teams of Extraction, Bonanza and Condor;

10.	reviewed historical market prices and trading histories of Extraction and Bonanza common stock;

11.	reviewed published Wall Street research analyst reports on Extraction and Bonanza;

12.	compared the financial terms of the Eagle Merger with the financial terms of similar transactions that we deemed to be comparable;

13.	participated in certain discussions and negotiations among the representatives of Extraction and Bonanza, and their respective financial and legal advisors with respect to the Eagle Merger;

14.	participated in certain discussions and negotiations among the representatives of Extraction, Bonanza and Condor, and their respective financial and legal advisors with respect to the Condor Merger;

15.	reviewed (i) the Original Agreement, (ii) a draft of the Amendment dated June 6, 2021, and (iii) a draft of the Condor Merger Agreement dated June 6, 2021;

16.

reviewed that certain disclosure statement (as amended or modified) in connection with the joint plan of reorganization (as amended or modified) filed by the debtors with respect to Extraction’s and certain of its wholly-owned subsidiaries’ bankruptcy filing; and

17.	reviewed such other financial studies and analyses and performed such other investigations and have taken into account such other factors as we have deemed necessary and appropriate.

In rendering our opinion, we have assumed and relied upon, without assuming any responsibility or liability for or independently verifying the accuracy or completeness of, all of the information publicly available and all of the information supplied or otherwise made available to us by Extraction, Bonanza or Condor, as applicable. We have further relied upon the assurances of representatives of the respective managements of Extraction, Bonanza and Condor that they are unaware of any facts that would make the information provided to us incomplete, inaccurate or misleading in any material respect. With respect to projected financial and operating data, we have assumed, upon the advice of Extraction, that such data have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management and staff of Extraction relating to the future financial and operational performance of Extraction, Bonanza and Condor. We express no view as to any projected financial and operating data relating to Extraction, Bonanza or Condor or the assumptions on which they are based. With respect to the estimates of oil and gas reserves, we have assumed, upon the advice of Extraction, that they have been reasonably prepared on bases reflecting the best available estimates and good faith judgments of the management and staff of Extraction, Bonanza or Condor, as applicable, relating to the oil and gas properties of Extraction, Bonanza and Condor, as applicable. We express no view as to any reserve or potential resource data relating to Extraction, Bonanza or Condor or the assumptions on which they are based. We have not made an independent evaluation or appraisal of the assets or liabilities of Extraction, Bonanza or Condor, nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency or fair value of Extraction, Bonanza or Condor under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Extraction, Bonanza or Condor.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Amended Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Amended Agreement and that all conditions to consummation of the Eagle Merger will be satisfied without material waiver or modification thereof. We have also assumed for purposes of rendering our opinion, that, (i) if the Condor Mergers are consummated, the representations and warranties of each party contained in the Condor Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Condor Merger Agreement and that all conditions to consummation of the Condor Mergers will be satisfied without material waiver or modification thereof and that the Condor Mergers are consummated in accordance with the Condor Merger Agreement without any waiver or amendment thereof, and (ii) if the Condor Mergers are not consummated, that no termination fee or other amount in any form is paid or payable by Bonanza to Condor in respect of the Condor Merger Agreement. We also have assumed, at the direction of Extraction, that that the final executed Amendment and Condor Merger Agreement will not differ in any material respect from the draft Amendment and the draft Condor Merger Agreement reviewed by us. We have further assumed, upon the advice of Extraction, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the transactions contemplated by (x) the Amended Agreement will be waived or obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Extraction or Bonanza or on the consummation of the Eagle Merger or that would materially reduce the benefits of the Eagle Merger to Extraction or Bonanza, and (y) the Condor Merger Agreement will be waived or obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Extraction, Bonanza or Condor or on the consummation of the Eagle Merger or the Condor Mergers or that would materially reduce the benefits of the Eagle Merger or the Condor Mergers, to Extraction, Bonanza or Condor.

Our opinion relates solely to the fairness, from a financial point of view, of the Exchange Ratio provided for pursuant to the Amended Agreement to the holders of Company Common Stock. We do not express any view on, and our opinion does not address, the fairness of the proposed Eagle Merger to, or any consideration received in connection therewith by, any creditors or other constituencies of Extraction, nor do we express an opinion as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Extraction or Bonanza or, if the Condor Mergers are consummated, of Condor, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We have assumed that any modification to the structure of the Eagle Merger or the Condor Mergers will not vary in any material respect from what has been assumed in our analysis. Our advisory services and the opinion expressed herein are provided for the information and benefit of the Board of Directors of Extraction in connection with its consideration of the transactions contemplated by the Amended Agreement, and our opinion does not constitute a recommendation to any holder of Company Common Stock as to how such holder should vote with respect to any of the transactions contemplated by the Amended Agreement. The issuance of this opinion has been approved by the Opinion Committee of Petrie Partners Securities, LLC. Our opinion does not address the relative merits of the Eagle Merger as compared to any alternative business transaction or strategic alternative that might be available to Extraction, nor does it address the underlying business decision of Extraction to engage in the Eagle Merger. We have not been asked to consider, and this opinion does not address, the tax consequences of the Eagle Merger to any particular stockholder of Extraction, Bonanza or Condor, or the prices at which shares of Parent Common Stock or shares of Company Common Stock will actually trade at any time, including following the announcement of the Amendment or the Condor Mergers or consummation of the Eagle Merger or the Condor Mergers. We are not rendering any legal, accounting, tax or regulatory advice and understand Extraction is relying on other advisors as to legal, accounting, tax and regulatory matters in connection with the Eagle Merger and the Condor Mergers.

As you are aware, we are acting as financial advisor to Extraction, we will receive a fee from Extraction for our services upon the rendering of this opinion regardless of the conclusions expressed herein. A portion of the fee for our services was paid upon delivery of our opinion in connection with the execution of the Original Agreement. Extraction has also agreed to reimburse our expenses, and we will be entitled to receive a success fee if the Eagle Merger is consummated and an additional success fee if the Condor Mergers are consummated. In addition, Extraction has agreed to indemnify us for certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between us and our affiliates and Bonanza or Condor and their respective applicable affiliates pursuant to which we or any of our affiliates received compensation as a result of such relationship. During the two-year period prior to the date hereof, we and our affiliates performed advisory services for Extraction and its affiliates and received customary compensation for such services. Additionally, we may provide financial or other services to Extraction, Bonanza and Condor in the future and in connection with any such services we may receive customary compensation for such services.

Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets as they exist and can be evaluated on the date hereof and the conditions and prospects, financial and otherwise, of Extraction, Bonanza and Condor as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except Extraction may describe and reproduce this opinion (but only in full) in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by Extraction to its stockholders relating to the Eagle Merger if such description or reproduction is required by applicable law; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior written consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Amended Agreement is fair from a financial point of view to the holders of Company Common Stock (other than Bonanza, Merger Sub, Condor and their respective affiliates).

Very truly yours,

PETRIE PARTNERS SECURITIES, LLC

By:	/s/ Jon C. Hughes
Jon C. Hughes
Managing Director

Annex D

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of May 9, 2021, to be effective as of the Effective Time (as defined below), by and between Bonanza Creek Energy, Inc., a Delaware corporation (the “Company”), and Kimmeridge Chelsea, LLC (the “Holder”).

RECITALS:

WHEREAS, this Agreement is being entered into concurrently with the Agreement and Plan of Merger, dated as of the date hereof, among the Company, Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, and Extraction Oil & Gas, Inc., a Delaware corporation (the “Merger Agreement”);

WHEREAS, upon consummation of the transactions contemplated by the Merger Agreement, the Company will issue to the Holder the Shares (as defined below) in accordance with the terms of the Merger Agreement; and

WHEREAS, this Agreement shall become effective as of the Effective Time.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

As used herein, the following terms shall have the following respective meanings:

“Adoption Agreement” means an Adoption Agreement in the form attached hereto as Exhibit A.

“Affiliate” means as to any Person, any other Person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used in this Agreement, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person. For the avoidance of doubt, for purposes of this Agreement, the Company, on the one hand, and the Holder, on the other hand, shall not be considered Affiliates.

“Agreement” has the meaning set forth in the introductory paragraph.

“Block Trade” has the meaning set forth in Section 2.3.

“Board” means the board of directors of the Company.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Commission” means the Securities and Exchange Commission or any successor governmental agency.

“Common Stock” means the common stock of the Company, par value $0.01 per share.

“Company” has the meaning set forth in the introductory paragraph.

“Company Securities” has the meaning set forth in Section 2.5(c)(i).

“Effective Time” has the meaning assigned such term in the Merger Agreement.

“Exchange Act” means the Securities Exchange Act of 1934 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Final Period” means the period of time beginning on the first anniversary of the Effective Time and ending on the second anniversary of the Effective Time.

“Governmental Entity” means any federal, state, local or municipal court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person).

“Holder” has the meaning set forth in the introductory paragraph and Article V.

“Holder Securities” has the meaning set forth in Section 2.2(b)(i).

“Indemnified Party” has the meaning set forth in Section 3.3.

“Indemnifying Party” has the meaning set forth in Section 3.3.

“Initial Period” means the period of time beginning with the Effective Time and ending on the six month anniversary of the Effective Time.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, or any successor federal statute, and the regulations of U.S. Treasury thereunder, all as the same shall be in effect at the time.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Losses” has the meaning set forth in Section 3.1.

“Managing Underwriter” means, with respect to any Underwritten Offering, the lead book-running manager(s) of such Underwritten Offering.

“Merger” has the meaning assigned such term in the Merger Agreement.

“Merger Agreement” has the meaning set forth in the recitals.

“Organized Offering” means a Shelf Underwritten Offering or a Block Trade.

“Permitted Transferee” means any Affiliate of the Holder, provided that such Transferee has delivered to the Company a duly executed Adoption Agreement.

“Person” means any individual, corporation, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

“Piggyback Underwritten Offering” has the meaning set forth in Section 2.5(a).

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Registrable Securities” shall mean (a) the Shares and (b) any securities issued or issuable with respect to the Shares by way of distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise; provided, however, that a Registrable Security shall cease to be a Registrable Security when (i) such Registrable Security has been disposed of pursuant to an effective Registration Statement, (ii) such Registrable Security is disposed of under Rule 144 under the Securities Act or any other exemption from the registration requirements of the Securities Act as a result of which the Transferee thereof does not receive “restricted securities” as defined in Rule 144 under the Securities Act, or (iii) such Registrable Security has been sold or disposed of in a transaction in which the Transferor’s rights under this Agreement are not assigned to the Transferee pursuant to Article V; and provided, further, that any security that has ceased to be a Registrable Security shall not thereafter become a Registrable Security and any security that is issued or distributed in respect of securities that have ceased to be Registrable Securities shall not be a Registrable Security.

“Registration Expenses” means (a) all expenses incurred by the Company in complying with Article II, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants and independent petroleum engineers for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority, Inc., and fees of transfer agents and registrars, and (b) reasonable fees and disbursements of one legal counsel for the Holder; in each case, excluding any Selling Expenses.

“Registration Statement” means any registration statement of the Company filed or to be filed with the Commission under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Section 2.2 Maximum Number of Shares” has the meaning set forth in Section 2.2(b).

“Section 2.5 Maximum Number of Shares” has the meaning set forth in Section 2.5(c).

“Securities Act” means the Securities Act of 1933 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to any rule under the Securities Act shall be deemed to refer to any similar or successor rule or regulation.

“Selling Expenses” means all (a) underwriting fees, discounts and selling commissions allocable to the sale of Registrable Securities, (b) transfer taxes allocable to the sale of the Registrable Securities, and (c) costs or expenses related to any roadshows conducted in connection with the marketing of any Shelf Underwritten Offering.

“Shares” means the number of shares of Common Stock issuable to the Holder pursuant to the terms of the Merger Agreement.

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Shelf Underwritten Offering” has the meaning set forth in Section 2.2(a).

“Subsequent Period” means the period of time beginning on the six month anniversary of the Effective Time and ending on the one year anniversary of the Effective Time.

“Suspension Period” has the meaning set forth in Section 2.4.

“Transfer” means any offer, sale, pledge, encumbrance, hypothecation, entry into any contract to sell, grant of an option to purchase, short sale, assignment, transfer, exchange, gift, bequest or other disposition, direct or indirect, in whole or in part, by operation of law or otherwise. “Transfer,” when used as a verb, and “Transferee” and “Transferor” have correlative meanings.

“Underwritten Offering” means a registered underwritten offering (including an offering pursuant to a Shelf Registration Statement) in which shares of Common Stock are sold to an underwriter on a firm commitment basis for reoffering to the public.

“Underwritten Offering Filing” means (a) with respect to a Shelf Underwritten Offering, a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to the Shelf Registration Statement relating to such Shelf Underwritten Offering, and (b) with respect to a Piggyback Underwritten Offering, (i) a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to an effective shelf Registration Statement (other than the Shelf Registration Statement) in which Registrable Securities could be included and the Holder could be named as a selling security holder without the filing of a post-effective amendment thereto (other than a post-effective amendment that becomes effective upon filing) or (ii) a Registration Statement (other than the Shelf Registration Statement), in each case relating to such Piggyback Underwritten Offering.

“WKSI” means a well-known seasoned issuer (as defined in Rule 405 under the Securities Act).

ARTICLE II

REGISTRATION RIGHTS

Section 2.1    Shelf Registration.

(a)    Within 20 Business Days of the written request of the Holder, which written request may be delivered no earlier than three months after the Effective Time, the Company shall prepare and file a “shelf” registration statement under the Securities Act to permit the resale of the Registrable Securities from time to time as permitted by Rule 415 under the Securities Act (or any similar provision adopted by the Commission then in effect) (the “Shelf Registration Statement”), and the Company shall use commercially reasonable efforts to cause such Registration Statement to become or be declared effective as soon as practicable after the filing thereof, including by filing an automatic shelf registration statement that becomes effective upon filing with the Commission in accordance with Rule 462(e) under the Securities Act to the extent the Company is then a WKSI. Following the effective date of the Shelf Registration Statement, the Company shall notify the Holder of the effectiveness of such Registration Statement.

(b)    The Shelf Registration Statement shall be on Form S-3 or, if Form S-3 is not then available to the Company, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of the Registrable Securities and shall contain a prospectus in such form as to permit the Holder to sell the Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar rule adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. The Shelf Registration Statement shall provide for the distribution or resale pursuant to any method or combination of methods legally available to the Holder and requested by the Holder.

(c)    The Company shall use commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the Shelf Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities until all of the Registrable Securities have ceased to be Registrable Securities or the earlier termination of this Agreement pursuant to Section 6.1.

(d)    When effective, the Shelf Registration Statement (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in the Shelf Registration Statement, in the light of the circumstances under which such statements are made).

Section 2.2    Underwritten Shelf Offering Requests.

(a)    In the event that the Holder elects to dispose of Registrable Securities totaling 5% or more of the outstanding shares of Common Stock of the Company under a Registration Statement pursuant to an Underwritten Offering, the Company shall, at the request of the Holder, subject to the agreement of the Company on the form of such Underwritten Offering (whether a typical underwritten offering, or an overnight or bought deal), enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the underwriter or underwriters selected pursuant to Section 2.2(c) and shall take all such other reasonable actions as are requested by the Managing Underwriter of such Underwritten Offering and/or the Holder in order to expedite or facilitate the disposition of such Registrable Securities (a “Shelf Underwritten Offering”); provided, however, that the Company shall have no obligation to facilitate or participate in (i) any Shelf Underwritten Offerings that are initiated by the Holder pursuant to this Section 2.2 during the Initial Period, or (ii) more than one Organized Offering that is initiated by the Holder pursuant to this Section 2.2 or Section 2.3 during or after the Subsequent Period.

(b)    If the Managing Underwriter of the Shelf Underwritten Offering shall inform the Company and the Holder in writing of its belief that the number of Registrable Securities requested to be included in such Shelf Underwritten Offering by any other Persons having registration rights with respect to such offering, when added to the number of Registrable Securities proposed to be offered by the Holder, would materially adversely affect such offering, then the Company shall include in the applicable Underwritten Offering Filing, to the extent of the total number of Registrable Securities that the Company is so advised can be sold in such Shelf Underwritten Offering without so materially adversely affecting such offering (the “Section 2.2 Maximum Number of Shares”), Registrable Securities in the following priority:

(i)    First, all Registrable Securities that the Holder requested to be included therein (the “Holder Securities”), and

(ii)    Second, to the extent that the number of Holder Securities is less than the Section 2.2 Maximum Number of Shares, the shares of Common Stock requested to be included by any other Persons having registration rights with respect to such offering, pro rata among such other Persons based on the number of shares of Common Stock each requested to be included.

(c)    The Company shall propose three or more nationally prominent firms of investment bankers reasonably acceptable to the Company to act as the Managing Underwriter or as other underwriters in connection with such Shelf Underwritten Offering from which the Holder shall select the Managing Underwriter and the other underwriters. The Holder shall determine the pricing of the Registrable Securities offered pursuant to any Shelf Underwritten Offering and the applicable underwriting discounts and commissions and determine the timing of any such Shelf Underwritten Offering, subject to Section 2.4.

Section 2.3    Block TradesSection 2.4 . In the event that the Holder elects to dispose of Registrable Securities totaling 5% or more of the outstanding shares of Common Stock of the Company pursuant to an unregistered block trade with the assistance of the Company (a “Block Trade”), the Company shall, at the request of the Holder, enter into customary agreements and shall take all such other customary actions as are requested by the Holder in order to expedite or facilitate the disposition of such Registrable Securities; provided, however, that the Company shall have no obligation to facilitate or participate in (i) any Block Trades that are initiated by the Holder pursuant to this Section 2.3 during the Initial Period, or (ii) more than one Organized Offering that is initiated by the Holder pursuant to Section 2.2 or this Section 2.3 during or after the Subsequent Period.

Section 2.4    Delay and Suspension Rights. Notwithstanding any other provision of this Agreement, the Company may (i) delay filing or effectiveness of a Shelf Registration Statement (or any amendment thereto) or effecting a Shelf Underwritten Offering, (ii) suspend the Holder’s use of any prospectus that is a part of a Shelf Registration Statement upon written notice to the Holder (provided that in no event shall such notice contain any material non-public information regarding the Company) (in which event the Holder shall discontinue sales of Registrable Securities pursuant to such Registration Statement but may settle any then-contracted sales of Registrable Securities), or (iii) delay a Block Trade, in each case for a period of up to 60 consecutive days, if the Board determines (A) that such delay or suspension is in the best interest of the Company and its stockholders generally due to a pending financing or other transaction involving the Company, including a proposed sale of Common Stock pursuant to a Registration Statement, (B) that such registration or offering would render the Company unable to comply with applicable securities Laws or (C) that such registration or offering would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Suspension Period”); provided, however, that in no event shall any Suspension Periods collectively exceed an aggregate of 120 days in any 12-month period.

Section 2.5    Piggyback Registration Rights.

(a)    Subject to Section 2.5(c), if the Company at any time proposes to file an Underwritten Offering Filing for an Underwritten Offering of shares of Common Stock for its own account or for the account of any other Persons who have or have been granted registration rights (a “Piggyback Underwritten Offering”), it will give written notice of such Piggyback Underwritten Offering to the Holder, which notice shall be held in strict confidence by the Holder and shall include the anticipated filing date of the Underwritten Offering Filing and, if known, the number of shares of Common Stock that are proposed to be included in such Piggyback Underwritten Offering, and of such Holder’s rights under this Section 2.5(a). Such notice shall be given promptly (and in any event at least five Business Days before the filing of the Underwritten Offering Filing or two Business Days before the filing of the Underwritten Offering Filing in connection with a bought or overnight Underwritten Offering); provided, that if the Piggyback Underwritten Offering is a bought or overnight Underwritten Offering and the Managing Underwriter advises the Company that the giving of notice pursuant to this Section 2.5(a) would adversely affect the offering, no such notice shall be required (and the Holder shall have no right to include Registrable Securities in such bought or overnight Underwritten Offering). If such notice is delivered pursuant to this Section 2.5(a), the Holder shall then have four Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holder received notice pursuant to this Section 2.5(a) to request inclusion of Registrable Securities in the Piggyback Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by the Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities). If no request for inclusion from the Holder is received within such period, the Holder shall have no further right to participate in such Piggyback Underwritten Offering. Subject to Section 2.5(c), the Company shall use its commercially reasonable efforts to include in the Piggyback Underwritten Offering all Registrable Securities that the Company has been so requested to include by the Holder; provided, however, that if, at any time after giving written notice of a proposed Piggyback Underwritten Offering pursuant to this Section 2.5(a) and prior to the execution of an underwriting agreement with respect thereto, the Company or such other Persons who have or have been granted registration rights, as applicable, shall determine for any reason not to proceed with or to delay such Piggyback Underwritten Offering, the Company shall give written notice of such determination to the Holder (which the Holder will hold in strict confidence) and (i) in the case of a determination not to proceed, shall be relieved of its obligation to include any Registrable Securities in such Piggyback Underwritten Offering (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), and (ii) in the case of a determination to delay, shall be permitted to delay inclusion of any Registrable Securities for the same period as the delay in including the shares of Common Stock to be sold for the Company’s account or for the account of such other Persons who have or have been granted registration rights, as applicable.

(b)    The Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Piggyback Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw. The Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that the Holder not receive notice from the Company of any proposed Piggyback Underwritten Offering; provided, however, that the Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Holder (unless subsequently revoked), the Company shall not, and shall not be required to, deliver any notice to the Holder pursuant to this Section 2.5 and the Holder shall no longer be entitled to participate in any Piggyback Underwritten Offering.

(c)    If the Managing Underwriter of the Piggyback Underwritten Offering shall inform the Company of its belief that the number of Registrable Securities requested to be included in such Piggyback Underwritten Offering, when added to the number of shares of Common Stock proposed to be offered by the Company or such other Persons who have or have been granted registration rights (and any other shares of Common Stock requested to be included by any other Persons having registration rights on parity with the Holder with respect to such offering), would materially adversely affect such offering, then the Company shall include in such Piggyback Underwritten Offering, to the extent of the total number of securities which the Company is so advised can be sold in such offering without so materially adversely affecting such offering (the “Section 2.5 Maximum Number of Shares”), shares of Common Stock in the following priority:

(i)    First, (A) if the Piggyback Underwritten Offering is for the account of the Company, all shares of Common Stock that the Company proposes to include for its own account (the “Company Securities”) or, (B) if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, all shares of Common Stock that such Persons propose to include (the “Other Securities”); and

(ii)    Second, (A) if the Piggyback Underwritten Offering is for the account of the Company, to the extent that the number of Company Securities is less than the Section 2.5 Maximum Number of Shares, the shares of Common Stock requested to be included by the Holder and holders of any other shares of Common Stock requested to be included by Persons having rights of registration on parity with the Holder with respect to such offering, pro rata among the Holder and such other holders based on the number of shares of Common Stock each requested to be included and, (B) if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, to the extent that the number of Other Securities is less than the Section 2.5 Maximum Number of Shares, the shares of Common Stock requested to be included by the Holder.

Section 2.6    Participation in Underwritten Offerings.

(a)    In connection with any Underwritten Offering contemplated by Section 2.2 or Section 2.5, the underwriting agreement into which the Holder and the Company shall enter into shall contain such representations, covenants, indemnities (subject to Article III) and other rights and obligations as are customary in Underwritten Offerings of securities by the Company. The Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding the Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by Law.

(b)    Any participation by the Holder in a Piggyback Underwritten Offering shall be in accordance with the plan of distribution of the Company.

(c)    In connection with any Piggyback Underwritten Offering in which the Holder includes Registrable Securities pursuant to Section 2.5, the Holder agrees (A) to supply any information reasonably requested by the Company in connection with the preparation of a Registration Statement and/or any other documents relating to such registered offering and (B) to execute and deliver any agreements and instruments being executed by all holders on substantially the same terms reasonably requested by the Company or the Managing Underwriter, as applicable, to effectuate such registered offering, including, without limitation, underwriting agreements (subject to Section 2.6(a)), custody agreements, lock-ups or “hold back” agreements pursuant to which the Holder agrees with the Managing Underwriter not to sell or purchase any securities of the Company for the shorter of (i) the same period of time following the registered offering as is agreed to by the Company and the other participating holders (not to exceed the shortest number of days that a director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than the Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding Shares contractually agrees with the underwriters of such Piggyback Underwritten Offering not to sell any securities of the Company following such Piggyback Underwritten Offering and (ii) 60 days from the date of the execution of the underwriting agreement with respect to such Piggyback Underwritten Offering), powers of attorney and questionnaires.

Section 2.7    Registration Procedures.

(a)    In connection with its obligations under this Article II (other than Section 2.3), the Company will:

(i)    promptly prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Holder set forth in such Registration Statement;

(ii)    furnish to the Holder such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including without limitation all exhibits), such number of copies of the prospectus contained in such Registration Statement (including without limitation each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as the Holder may reasonably request;

(iii)    if applicable, use commercially reasonable efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as the Holder shall reasonably request, to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable the Holder to consummate the disposition in such jurisdictions of the securities owned by the Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iii) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

(iv)    in connection with an Underwritten Offering, use all commercially reasonable efforts to provide to the Holder a copy of any auditor “comfort” letters, customary legal opinions or reports of the independent petroleum engineers of the Company relating to the oil and gas reserves of the Company, in each case that have been provided to the Managing Underwriter in connection with the Underwritten Offering;

(v)    promptly notify the Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of the Holder promptly prepare and file or furnish to the Holder a reasonable number of copies of a supplement or post-effective amendment to the Registration Statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(vi)    otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

(vii)    provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement;

(viii)    cause all Registrable Securities covered by such Registration Statement to be listed on any securities exchange on which the Common Stock is then listed; and

(ix)    in connection with any Underwritten Offering or Block Trade, enter into such customary agreements and take such other actions as the Holder shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities; and

(x)    in connection with any Underwritten Offering, cause its officers to use their commercially reasonable efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in electronic or telephonic “road shows”).

(b)    The Holder agrees by acquisition of such Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.7(a)(v), the Holder will forthwith discontinue the Holder’s disposition of Registrable Securities pursuant to the Registration Statement until the Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.7(a)(v) as filed with the Commission or until it is advised in writing by the Company that the use of such Registration Statement may be resumed, and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in the Holder’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. The Company may provide appropriate stop orders to enforce the provisions of this Section 2.7(b).

Section 2.8    Cooperation by Holder. The Company shall have no obligation to include Registrable Securities in any Registration Statement or Underwritten Offering if the Holder has failed to timely furnish such information as the Company may, from time to time, reasonably request in writing regarding the Holder and the distribution of such Registrable Securities that the Company determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act.

Section 2.9    RESERVED.

ARTICLE III

INDEMNIFICATION AND CONTRIBUTION

Section 3.1    Indemnification by the Company. The Company will indemnify and hold harmless the Holder, its officers and directors and each Person (if any) that controls the Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities, costs (including reasonable costs of preparation and reasonable attorneys’ fees and any legal or other fees or expenses incurred by such Person in connection with any investigation or Proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (“Losses”) as incurred, caused by, arising out of or based upon, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), provided, however, that such indemnity shall not apply to that portion of such Losses caused by, or arising out of, any untrue statement, or alleged untrue statement or any such omission or alleged omission, to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Holder expressly for use therein.

Section 3.2    Indemnification by the Holder. The Holder agrees to indemnify and hold harmless the Company, its officers and directors and each Person (if any) that controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Losses caused by, arising out of, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), only to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing by or on behalf of the Holder expressly for use in such Registration Statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus.

Section 3.3    Indemnification Procedures. In case any Proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Section 3.1 or Section 3.2, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing (provided that the failure of the Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article III, except to the extent the Indemnifying Party is actually prejudiced by such failure to give notice), and the Indemnifying Party shall be entitled to participate in such Proceeding and, unless in the reasonable opinion of outside counsel to the Indemnified Party a conflict of interest between the Indemnified Party and Indemnifying

Party may exist in respect of such claim, to assume the defense thereof jointly with any other Indemnifying Party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party that it so chooses, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the Indemnifying Party fails to assume the defense or employ counsel reasonably satisfactory to the Indemnified Party, (ii) if such Indemnified Party who is a defendant in any action or Proceeding which is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party which are not available to the Indemnifying Party or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct then, in any such case, the Indemnified Party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all Indemnified Parties in each jurisdiction, except to the extent any Indemnified Party or Indemnified Parties reasonably shall have concluded that there may be legal defenses available to such party or parties which are not available to the other Indemnified Parties or to the extent representation of all Indemnified Parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct) and the Indemnifying Party shall be liable for any expenses therefor. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

Section 3.4    Contribution.

(a)    If the indemnification provided for in this Article III is unavailable to an Indemnified Party in respect of any Losses in respect of which indemnity is to be provided hereunder, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall to the fullest extent permitted by Law contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of such party in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company (on the one hand) and the Holder (on the other hand) shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b)    The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this Article III were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.4(a). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in Section 3.4(a) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article III, the Holder shall not be liable for indemnification or contribution pursuant to this Article III for any amount in excess of the net proceeds of the offering received by the Holder, less the amount of any damages which the Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE IV

RULE 144

With a view to making available the benefits of certain rules and regulations of the Commission that may permit the resale of the Registrable Securities without registration, the Company agrees to use its commercially reasonable efforts to:

(a)    make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

(b)    file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(c)    so long as the Holder owns any Registrable Securities, furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act and (ii) unless otherwise available via the Commission’s EDGAR filing system, to the Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

ARTICLE V

TRANSFER OR ASSIGNMENT OF REGISTRATION RIGHTS

The rights to cause the Company to register Registrable Securities or assist in a Block Trade under Article II of this Agreement may be transferred or assigned by the Holder to one or more Transferees of Registrable Securities if such Transferee is a Permitted Transferee and such Transferee has delivered to the Company a duly executed Adoption Agreement. Following any Transfer in compliance with this Article V, references to the “Holder” in this Agreement shall include the Holder and any Permitted Transferee(s) collectively as a group.

ARTICLE VI

MISCELLANEOUS

Section 6.1    Effectiveness. This Agreement shall not become effective until the Effective Time and shall thereafter be effective until terminated in accordance with the terms of this Agreement. In the event that the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, this Agreement and all the terms hereunder shall also terminate, regardless of any other provisions set forth in this Agreement.

Section 6.2    Termination. After effectiveness in accordance with Section 6.1, this Agreement shall terminate, and the parties shall have no further rights or obligations hereunder on (a) the second anniversary of the date hereof or (b) on such earlier date on which both (i) the Holder owns less than 2.5% of the Company’s voting securities and (ii) all Registrable Securities owned by the Holder may be sold without restriction (including any limitation thereunder on volume or manner of sale and without the need for current public information) pursuant to Rule 144 under the Securities Act; provided, however, that Article III shall survive any termination hereof.

Section 6.3    Severability and Construction. Each party hereto agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this

Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by the Merger Agreement be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party hereto to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party hereto took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party hereto shall not incur any liability or obligation unless such party hereto did not in good faith seek to resist or object to the imposition or entering of such order.

Section 6.4    Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Jury Trial.

(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.7 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO

CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.4.

Section 6.5    Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution for the Shares, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Company as so changed.

Section 6.6    Binding Effects; Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and the Holder and its successors and assigns. Except as provided in Article V, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by the Holder without the prior written consent of the Company.

Section 6.7    Notices. All notices hereunder shall be deemed given if in writing and delivered, by electronic mail, courier, or registered or certified mail (return receipt requested), to the following addresses (or at such other addresses as shall be specified by like notice):

(a)    If to the Company, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E mail:     SMarter@bonanzacrk.com

(b)    If to the Holder, to the address or electronic mail addresses of the Holder as it appears on the Holder’s signature page attached hereto or such other address as may be designated in writing by the Holder;

or to such other address as the party to whom notice is to be given may have furnished to such other party in writing in accordance herewith. Any notice given by delivery, mail, or courier shall be effective when received.

Section 6.8    Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and the Holder. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 6.9    Entire Agreement. Except as otherwise explicitly provided herein, this Agreement (together with the Merger Agreement, the Confidentiality Agreement (as defined in the Merger Agreement), and any other documents and instruments executed pursuant hereto or thereto) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, oral or written, among the parties hereto with respect thereto.

Section 6.10    Counterparts. This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a party hereto has been duly authorized and empowered to execute and deliver this Agreement on behalf of said party hereto.

Section 6.11    Further Assurances. Subject to the other terms of this Agreement, the parties hereto agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the transactions contemplated by the Merger Agreement, as applicable.

Section 6.12    Prior Registration RightsSection 6.13 . For the avoidance of doubt, the Holder is deemed to have registration rights on parity with the registration rights granted in that certain Registration Rights Agreement, dated as of April 1, 2021, by and among the Company and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts. In addition, Holder hereby agrees that the rights of Holder and/or its Affiliates under that certain Registration Rights Agreement, dated January 20, 2021, between Extraction Oil & Gas, Inc. and the holders party thereto, shall automatically terminate upon the effectiveness of this Agreement without further action by any Person.

[signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its undersigned duly authorized representative as of the date first written above.

THE COMPANY: BONANZA CREEK ENERGY, INC.

By:	/s/ Cyrus D. Marter IV
Name:	Cyrus D. Marter IV
Title:	Executive Vice President, General Counsel and Secretary

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

HOLDER: KIMMERIDGE CHELSEA, LLC
By:	Kimmeridge Energy Management Company, LLC, the investment adviser to its parent companies

By:	/s/ Tamar Goldstein
Name:	Tamar Goldstein
Title:	General Counsel

Notices:

c/o Kimmeridge Energy Management Company, LLC

412 West 15th Street, 11th Floor

New York, New York 10011

Attention: Tamar Goldstein, Esq.

E-mail: tamar.goldstein@kimmeridge.com

with a required copy to (which copy shall not constitute notice):

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention:	Eleazer Klein, Esq.
Adrianna Schwartz, Esq.

E-mail:	eleazer.klein@szr.com adrianna.schwartz@srz.com

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed by the undersigned transferee (“Transferee”) pursuant to the terms of the Registration Rights Agreement, dated as of May 9, 2021, between Bonanza Creek Energy, Inc. (the “Company”) and Kimmeridge Chelsea, LLC (the “Holder”) (as amended from time to time, the “Registration Rights Agreement”). Terms used and not otherwise defined in this Adoption Agreement have the meanings set forth in the Registration Rights Agreement.

By the execution of this Adoption Agreement, the Transferee agrees as follows:

1.

Acknowledgement. Transferee acknowledges that Transferee is acquiring certain shares of Common Stock of the Company, subject to the terms and conditions of the Registration Rights Agreement among the Company and the Holder.

2.

Agreement. Transferee (i) agrees that the shares of Common Stock of the Company acquired by Transferee shall be bound by and subject to the terms of the Registration Rights Agreement, pursuant to the terms thereof, and (ii) hereby adopts the Registration Rights Agreement with the same force and effect as if he, she or it were originally a party thereto.

3.	Notice. Any notice required as permitted by the Registration Rights Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

4.

Joinder. The spouse of the undersigned Transferee, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse’s best interest, and to bind such spouse’s community interest, if any, in the shares of Common Stock and other securities referred to above and in the Registration Rights Agreement, to the terms of the Registration Rights Agreement.

Signature:

Address: Contact Person: Telephone No: Email:

Annex E

Execution Version

AMENDED AND RESTATED VOTING AGREEMENT

This Amended and Restated Voting Agreement (this “Agreement”), dated as of June 6, 2021 and effective as of May 9, 2021, is entered into by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Parent”), Extraction Oil & Gas, Inc., a Delaware corporation (the “Company”), and Kimmeridge Energy Management Company, LLC, a Delaware limited liability company (“Stockholder”). Parent, the Company and Stockholder are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS the Company, Parent, and Merger Sub, have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub and the Company pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) the Company, Parent, and Merger Sub, are entering into an Amendment No. 1 (the “Amendment”), dated as of the date hereof, to the Merger Agreement, and (ii) Parent, Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub 1”), Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent, Crestone Peak Resources LP, a Delaware limited partnership, CPPIB Crestone Peak Resources America Inc., a Delaware corporation (“CPPIB Crestone Peak”), Crestone Peak Resources Management LP, a Delaware limited partnership and the Company, are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Condor Merger Agreement”), providing for, among other things, the merger of Merger Sub 1 and Condor pursuant to the terms and conditions of the Condor Merger Agreement;

WHEREAS the Company, Parent, and Merger Sub, have previously entered into that certain Voting Agreement dated as of May 9, 2021 (the “Previous Agreement”) and desire to amend and restate the Previous Agreement in order to induce Parent to enter into the Amendment;

WHEREAS, Stockholder is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the 9,799,080 shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) Beneficially Owned (as defined below) by Stockholder (the “Original Shares” and, together with any additional shares of Company Common Stock pursuant to Section 6 hereof, the “Shares”); and

WHEREAS, as a condition to their willingness to enter into the Amendment, Parent and the Company have required that Stockholder, and Stockholder has agreed to, execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Definitions.

For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.

(a)    “Affiliate” means with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise;

provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of Stockholder; provided, further, that, for the avoidance of doubt, any member of Stockholder shall be deemed an Affiliate Stockholder; and provided, further, that an Affiliate of Stockholder shall include any investment fund, vehicle or holding company of which Stockholder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor.

(b)    “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

(c)    “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

2.	Representations of Stockholder. Stockholder represents and warrants to Parent that:

(a)    Ownership of Shares. Stockholder (i) is the Beneficial Owner of all of the Original Shares free and clear of any proxy, voting restriction, adverse claim, or other Encumbrances, other than those created by this Agreement or under applicable federal or state securities laws; and (ii) has the sole voting power over all of the Original Shares. Except as expressly provided by this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which Stockholder is a party relating to the pledge, disposition, or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares.

(b)    Disclosure of All Shares Owned. Neither Stockholder nor any of its Affiliates Beneficially Owns any shares of Company Common Stock other than the Original Shares.

(c)    Power and Authority; Binding Agreement. Stockholder has full limited liability company power and authority to enter into, execute, and deliver this Agreement and to perform fully Stockholder’s obligations hereunder (including the proxy described in Section 3(b) below)). This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid, and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

(d)    No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Law applicable to Stockholder or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to, any agreement or other instrument or obligation, including organizational documents binding upon Stockholder or any of the Shares.

(e)    No Consents. No Consent, order or declaration of any Governmental Entity or any other Person on the part of Stockholder is required in connection with the valid execution and delivery of this Agreement.

(f)    No Litigation. There is no Proceeding pending against, or to the knowledge of Stockholder, threatened against or affecting, Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of Stockholder to perform Stockholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

3.	Agreement to Vote Shares.

Stockholder irrevocably and unconditionally agrees during the term of this Agreement, at any annual or special meeting of the Company called with respect to the following matters, and at every adjournment or postponement thereof (each, a “Covered Meeting”), to appear at any such meeting or otherwise cause the Shares to be counted as present thereat for purpose of establishing a quorum and vote or cause the holder of record to vote the Shares at such meeting (i) in favor of (1) adoption of the Merger Agreement and approval of any other matters necessary for consummation of the transactions contemplated by the Merger Agreement, including the Merger and (2) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Merger; and (ii) against (1) any Company Competing Proposal or any of the transactions contemplated thereby, (2) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Merger Agreement or of Stockholder under this Agreement, and (3) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Company’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s Organizational Documents). Any attempt by the Stockholder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Shares in contravention of this Section 3 shall be null and void ab initio.

4.	No Voting Trusts or Other Arrangement.

Stockholder agrees that during the term of this Agreement Stockholder will not, and will not permit any Affiliate to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares, or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with Parent.

5.	Transfer and Encumbrance.

Stockholder agrees that prior to a shareholder vote on the Merger Agreement and the other items enumerated in Section 3 hereto at a Covered Meeting, Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger (including by conversion into securities or other consideration but excluding any disposition made by the Stockholder pursuant to the Merger and the transactions contemplated by the Merger Agreement), by tendering into any tender or exchange offer, by operation of Law or otherwise) or Encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any of the Shares or Stockholder’s voting or economic interest therein. This Section 5 shall not prohibit a Transfer of the Shares by Stockholder to an Affiliate of Stockholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall, to the fullest extent permitted by Law, be null and void ab initio. If any involuntary Transfer of any of Stockholder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. For the avoidance of doubt, nothing in this Agreement will restrict the Stockholder from Transferring any Shares following a shareholder vote on the Merger Agreement and the other items enumerated in Section 3 hereto at a Covered Meeting, regardless of the outcome of such vote.

6.	Additional Purchases; Adjustments.

Stockholder agrees that any shares of Company Common Stock and any other shares of capital stock or other equity of the Company that Stockholder purchases, acquires the voting power or otherwise acquires Beneficial Ownership of after the execution of this Agreement and prior to the record date for any Covered Meeting shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement, and Stockholder shall promptly notify the

Company of the existence of any such after-acquired Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement.

7.	Waiver of Appraisal and Dissenters’ Rights and Certain Other Actions.

(a)    Waiver of Appraisal and Dissenters’ Rights. To the fullest extent permitted by Law, Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert or perfect, any rights of appraisal (including under Section 262 of the DGCL) or rights to dissent in connection with the Merger that Stockholder may have by virtue of ownership of the Shares.

(b)    Waiver of Certain Other Actions. Stockholder hereby agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub or the Company or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

8.	Termination.

This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Effective Time; (b) the date on which the Merger Agreement is terminated in accordance with its terms; (c) the termination of this Agreement by mutual written consent of the Parties; and (d) the date of any modification, waiver or amendment to the Merger Agreement effected without the Stockholder’s consent that (i) decreases the amount or changes the form of consideration payable to all of the shareholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (ii) otherwise materially adversely affects the interests of the Stockholder or the stockholders of the Company. For the sake of clarity, the Stockholder consents to the Amendment and the Condor Merger Agreement. Nothing in this Section 8 shall relieve or otherwise limit the liability of any Party for any breach of this Agreement incurred prior to such termination.

9.	No Solicitation.

Subject to Section 10, Stockholder shall not, and shall cause its Affiliates not to, and shall use its reasonable best efforts to cause its and their respective officers, members, directors, partners, employees, accountants, financial and tax advisers and legal counsel (“Representatives”) not to, directly or indirectly, take any of the actions listed in clauses (i) - (v) of Section 6.3(b) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). Stockholder shall, and shall cause its Affiliates to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease, and cause to be terminated, any discussions or negotiations conducted before the date of this Agreement with any Person other than Parent with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal.

10.	Fiduciary Duties.

Stockholder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by any of Stockholder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by Stockholder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

11.	Further Assurances.

Stockholder agrees, from time to time, and without additional consideration, to execute and deliver such additional proxies, documents and other instruments and to take all such further action as Parent may reasonably request to consummate and make effective the transactions contemplated by this Agreement and to not take or permit any of its Affiliates to take any action that would reasonably be likely to adversely affect or delay the ability to perform Stockholder’s covenants and agreements under this Agreement.

12.	Stop Transfer Instructions.

At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, Stockholder hereby authorizes and instructs the Company to instruct the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of the Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Time.

13.	Specific Performance.

The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the Expiration Time, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 13, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 13. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

14.	Entire Agreement.

This Agreement (together with the Merger Agreement and any other documents and instruments executed pursuant hereto) supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the Parties hereto. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

15.	Extension; Waiver.

At any time prior to the Effective Time, the Parties may, to the extent legally allowed:

(a)    extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)    waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)    waive compliance with any of the agreements or conditions of the other Party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the Party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

16.	Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (upon confirmation of receipt; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 16):

If to Parent or Merger Sub, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E-mail:

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin St.

Houston, TX 77002

Attention: Stephen M. Gill

E-mail:

and

Vinson & Elkins LLP

1114 Avenue of the Americas, 32nd Floor

New York, NY 10036

Attention: Shelley A. Barber

E-mail:

If to the Company, to:

Extraction Oil & Gas, Inc.

370 17th Street, Suite 5200

Denver, CO 80202

Attention: Eric Christ

E-mail:

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:     Doug Bacon, P.C.

                       Alex Rose

E-mail:

If to Stockholder, to:

Kimmeridge Energy Management Company, LLC

412 West 15th Street, 11th Floor

New York, New York 10011

Attention: Tamar Goldstein, Esq.

E-mail:

with a required copy to (which copy shall not constitute notice):

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention:     Eleazer Klein, Esq.

                       Adriana Schwartz, Esq.

E-mail:

17.	Miscellaneous.

(a)    Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    Submission to Jurisdiction. THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DELAWARE GENERAL CORPORATIONS LAW, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR

THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 15 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 17(c).

(d)    Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Merger is consummated.

(e)    Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(f)    Counterparts. This Agreement may be executed in one or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

(g)    Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to n Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Stockholder means the actual knowledge of any officer of Holder after due inquiry.

(h)    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence and except as set forth in Section 5, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

(i)    No Third-Party Beneficiaries; Non-Recourse. Except for the provisions of Sections 3, 5, 9 and 13, of which CPPIB Crestone Peak is an express third-party beneficiary, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

(j)    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

(k)    No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the Parties or a presumption that the Parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

(l)    Disclosure. Stockholder consents to and authorizes the publication and disclosure by the Company and Parent of Stockholder’s identity and holding of Shares, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Proxy Statement, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

(m)    Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties and, in the case of an amendment to Section 3, 5 or 9, CPPIB Crestone Peak.

(n)    Reliance. Stockholder understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

BONANZA CREEK ENERGY, INC.

By	/s/ Eric T. Greager
Name: Eric T. Greager
Title: President and Chief Executive Officer

EXTRACTION OIL & GAS, INC.

By	/s/ Tom Tyree
Name: Tom Tyree
Title: Chief Executive Officer

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By	/s/ Benjamin Dell
Name: Benjamin Dell
Title: Managing Partner

Annex F

Execution Version

AGREEMENT AND PLAN OF MERGER

among

BONANZA CREEK ENERGY, INC.,

RAPTOR CONDOR MERGER SUB 1, INC.,

RAPTOR CONDOR MERGER SUB 2, LLC,

CRESTONE PEAK RESOURCES LP,

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.,

CRESTONE PEAK RESOURCES MANAGEMENT LP

and

EXTRACTION OIL & GAS, INC. (solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9 Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X)

Dated as of June 6, 2021

- i -

- ii -

- iii -

ANNEX A	Annex A-1

EXHIBIT A	Exhibit A-1

EXHIBIT B	Exhibit B-1

EXHIBIT C	Exhibit C-1

EXHIBIT D	Exhibit D-1

- iv -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 6, 2021 (this “Agreement”), is entered into by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Parent”), Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub 1”), Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub 2” and, together with Parent and Merger Sub 1, the “Parent Parties”), Crestone Peak Resources LP, a Delaware limited partnership (“CPR”), CPPIB Crestone Peak Resources America Inc., a Delaware corporation (the “Company”), Crestone Peak Resources Management LP, a Delaware limited partnership (the “CPR Management LP” and together with CPR and the Company, the “Group Companies” and each individually, a “Group Company”), and solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X, Extraction Oil & Gas, Inc., a Delaware corporation (“Eagle”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the merger of Merger Sub 1 with and into the Company (the “Company Merger”), are fair to, and in the best interests of, the Company and the holders of the shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), (ii) approved and declared advisable this Agreement and the Transactions, including the Company Merger, (iii) resolved to recommend that the holders of the Company Common Stock approve and adopt this Agreement and the Transactions, including the Company Merger; and (iv) directed that the approval and adoption of this Agreement and the Transactions, including the Company Merger, be submitted to the holders of Company Common Stock to act by written consent pursuant to the Organizational Documents of the Company;

WHEREAS, immediately after the Company Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub 2 (the “Company LLC Sub Merger”), with Merger Sub 2 continuing as the surviving entity in the Company LLC Sub Merger as a wholly owned subsidiary of Parent;

WHEREAS, the board of directors of the general partner of CPR Management LP, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, CPR Management LP and its limited partners and (ii) approved and declared advisable this Agreement and the Transactions (the “CPR Management Board Approval”);

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the issuance of the shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”), pursuant to the Transactions (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent and the holders of Parent Capital Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance;

WHEREAS, the Board of Directors of Merger Sub 1, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger, are fair to, and in the best interests of, Merger Sub 1, and Parent, as the sole stockholder of Merger Sub 1, and (ii) approved and declared advisable this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger;

WHEREAS, Parent, as the sole member of Merger Sub 2, has (i) determined that this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger, are fair to, and in the best interests of, Merger Sub 2, and Parent, as the sole member of Merger Sub 2, and (ii) approved and declared advisable this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub 1, will adopt this Agreement promptly following its execution;

WHEREAS, the sole stockholder of the Company (the “Company Designated Holder”) has contemporaneously with the execution of this Agreement delivered to Parent a written consent (the “Company Stockholder Consent”) in accordance with the Organizational Documents of the Company, approving and adopting this Agreement and the Transactions, including, with respect to the Company, the Company Merger;

WHEREAS, CPR Management LP holds certain LP Interests in CPR and, in connection with the Transactions and prior to each of the Company Merger and the Company LLC Sub Merger, CPR Management LP agrees to convey its LP Interests in CPR to the Company pursuant to a Conveyance Agreement, to be entered into concurrently with the Parties’ entry into this Agreement in the form attached as Exhibit D (the “Conveyance Agreement”), in exchange for a portion of the Merger Consideration at Closing;

WHEREAS, Broe CR Investor, LLC, a Colorado limited liability company (“Broe”), holds certain LP Interests in CPR and, in connection with the Transactions and prior to each of the Company Merger and the Company LLC Sub Merger, Broe will convey its LP Interests in CPR to the Company pursuant to the Conveyance Agreement or the Company will have otherwise acquired all of such LP Interests;

WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Company Designated Holder has entered into a Support Agreement with the Company and Parent (the “Company Support Agreement”);

WHEREAS, this Agreement is being entered into by the Parties subsequent to that certain Agreement and Plan of Merger, dated as of May 9, 2021, by and among Parent, Raptor Eagle Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Raptor Eagle Merger Sub”), and Eagle (as may be amended, waived or otherwise modified from time to time, the “Parent/Eagle Merger Agreement”), and the Parties expect the Transactions to close substantially concurrently with, or immediately after, the transactions contemplated by the Parent/Eagle Merger Agreement (the “Parent/Eagle Merger”);

WHEREAS, Eagle and Parent have, contemporaneously with the execution of this Agreement, amended the Parent/Eagle Merger Agreement;

WHEREAS, Eagle and Parent have, contemporaneously with the execution of this Agreement, amended that certain Company Voting Agreement (as defined in the Parent/Eagle Merger Agreement) to, among other matters, make the Company a third party beneficiary of such agreement;

WHEREAS, the Parent/Eagle Merger Agreement provides that (i) Parent will file a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC pursuant to which the shares of Parent Common Stock to be issued to the stockholders of Eagle at the closing of the Parent/Eagle Merger will be registered with the SEC and (ii) Parent and Eagle will file a joint proxy statement (the “Joint Proxy Statement”) relating to the separate meetings of Parent and Eagle stockholders that will be held to approve (a) the transactions contemplated by the Parent/Eagle Merger Agreement and (b) with respect to Parent, the Parent Stock Issuance; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Company Merger and the Company LLC Sub Merger (together, the “Integrated Mergers”), taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Reorganization Treatment”), and this Agreement constitutes and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent Parties, the Group Companies and Eagle (for the specified purposes set forth herein) agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1    Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2    Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Anti-Corruption Laws	4.9(c)
Applicable Date	4.9(a)
Borrowing Base Redetermination	Section 7.22(b)
Certificates of Merger	2.2(b)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company 401(k) Plan	7.9(f)
Company Additional Financial Statements	7.22(a)(ii)
Company Affiliate	10.10
Company Audited Financial Statements	7.22(a)(ii)
Company Board	Recitals
Company Capital Stock	4.2(a)
Company Common Stock	Recitals
Company Contracts	4.19(b)
Company Designated Holder	Recitals
Company Disclosure Letter	Article IV
Company Employee	7.9(b)
Company Financial Statements	4.5(a)
Company First Quarter Financial Statements	7.22(a)(ii)
Company Independent Petroleum Engineers	4.17(a)
Company Intellectual Property	4.14(a)
Company LLC Sub Merger	Recitals
Company LLC Sub Merger Effective Time	2.2(b)
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15
Company Material Real Property Lease	4.15
Company Merger	Recitals
Company Merger Effective Time	2.2(b)
Company Owned Real Property	4.15
Company Permits	4.9(a)
Company Related Party Transaction	4.23
Company Required Financial Statements	7.22(a)(ii)
Company Reserve Report	4.17(a)
Company Stockholder Consent	Recitals
Company Support Agreement	Recitals

Definition	Section
Company Termination Fee	9.4(f)
Confidentiality Agreement	7.7(b)
CPR	Preamble
CPR GP	Preamble
CPR Management Board Approval	Recitals
Creditors’ Rights	4.3(a)
days	10.4(e)
DGCL	Section 2.1(a)
DLLCA	Section 2.3(b)
D&O Insurance	7.10(d)
e-mail	10.3
Eagle	Preamble
Eagle Affiliate	Section 10.10
Eagle Board	6.3(a)
Eagle Capital Stock	6.2
Eagle Contracts	6.19(b)
Eagle Disclosure Letter	Article VI
Eagle Intellectual Property	6.14(a)
Eagle Material Adverse Effect	6.1
Eagle Material Leased Real Property	6.15
Eagle Material Real Property Lease	6.15
Eagle Owned Real Property	6.15
Eagle Permits	6.9(a)
Eagle Preferred Stock	6.2
Eagle Related Party Transaction	6.23
Eagle Reserve Report	6.17(a)
Eagle SEC Documents	6.5(a)
Eagle Stockholders Meeting	6.4
Eligible Shares	3.1(b)(i)
Excluded Shares	3.1(b)(ii)
GAAP	4.5(a)
General Partner Interest	4.2(b)
Group Companies	Preamble
HSR Act	4.4
Indemnified Liabilities	7.10(a)
Indemnified Persons	7.10(a)
Integrated Mergers	Recitals
Interim Company Financial Statements	7.22(a)(ii)
Joint Proxy Statement	Recitals
LP Interests	4.2(b)
made available	10.4(e)
Material Company Insurance Policies	4.20
Material Eagle Insurance Policies	6.20
Material Parent Insurance Policies	5.20
Measurement Date	4.2(a)
Merger Consideration	3.1(b)(i)
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Mergers	2.2(a)
Outside Date	9.1(b)(ii)
Parent	Preamble

Definition	Section
Parent 401(k) Plan	7.9(f)
Parent Affiliate	10.10
Parent Alternative Acquisition Agreement	(iii)
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Capital Stock	5.2(a)
Parent Change of Recommendation	7.4(d)(vi)
Parent Common Stock	Recitals
Parent Contracts	5.19(b)
Parent Disclosure Letter	V
Parent Equity Plan	5.2(a)
Parent FA	5.22
Parent Independent Petroleum Engineers	5.17(a)
Parent Intellectual Property	5.14(a)
Parent Material Adverse Effect	5.1
Parent Material Leased Real Property	5.15
Parent Material Real Property Lease	5.15
Parent Owned Real Property	5.15
Parent Parties	Preamble
Parent Permits	5.9(a)
Parent Preferred Stock	5.2(a)
Parent Related Party Transaction	5.24
Parent Reserve Report	5.17(a)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Parent Stockholders Meeting	5.4
Parent Termination Fee	9.4(f)
pdf	2.2(a)
Parent/Eagle Merger	Recitals
Parent/Eagle Merger Agreement	Recitals
Raptor Eagle Merger Sub	Recitals
Registration Statement	Recitals
Reorganization Treatment	Recitals
Replacement Financing	7.22(b)
Rights-of-Way	4.16
Second Request	7.8(c)
Surviving Corporation	2.1
Surviving Corporation Stock	3.1(a)
Surviving Entity Units	3.2(a)
Tail Period	7.10(d)
Terminable Breach	9.1(b)(iii)
Trade Controls	4.9(c)
Transaction Litigation	7.11

ARTICLE II

THE MERGERS

Section 2.1    The Mergers. Upon the terms and subject to the conditions of this Agreement,

(a)    at the Company Merger Effective Time, Merger Sub 1 will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a

result of the Company Merger, the separate existence of Merger Sub 1 shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”) as a wholly-owned subsidiary of Parent; and

(b)    immediately following the Company Merger Effective Time, the Surviving Corporation shall merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity (in such capacity, the “Surviving Entity”) in such merger as a wholly owned subsidiary of Parent. At the Company LLC Sub Merger Effective Time and immediately thereafter, Parent shall own all of the membership interests and other equity, if any, in Merger Sub 2 and shall be the sole member of Merger Sub 2, and Merger Sub 2 shall be treated as an entity disregarded as separate from Parent for U.S. federal income Tax purposes.

Section 2.2    Closing.

(a)    The closing (the “Closing”) of the Company Merger and the Company LLC Sub Merger (collectively the “Mergers”) shall take place by the exchange of documents by “portable document format” (“pdf”) or other electronic means substantially concurrently with, or immediately after, the closing of the transactions contemplated by the Parent/Eagle Merger Agreement or at 9:00 a.m., Houston time, on a date that is three (3) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VIII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Parent, Eagle and the Company. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b)    As soon as practicable on the Closing Date, the Parties will cause certificates of merger with respect to each of the Mergers and prepared and executed in accordance with the relevant provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”) (the “Certificates of Merger”) to be filed with the Office of the Secretary of State of the State of Delaware. The Company Merger shall become effective upon the due filing of the Certificate of Merger related to the Company Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree upon in writing and shall specify in the Certificate of Merger (the time the Company Merger becomes effective being the “Company Merger Effective Time”). As soon as practicable following the Company Merger Effective Time, the Certificate of Merger related to the Company LLC Sub Merger shall be filed with the Office of the Secretary of State of the State of Delaware, with the effective time of the Company LLC Sub Merger becoming effective upon such filing, or at such later time as the Parties shall agree upon in writing and shall specify in such certificate of merger (the “Company LLC Sub Merger Effective Time”).

Section 2.3    Effect of the Mergers.

(a)    At the Company Merger Effective Time, the Company Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub 1 shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub 1 shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

(b)    At the Company LLC Sub Merger Effective Time, the Company LLC Sub Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Company LLC Sub Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and Merger Sub 2 shall vest in Merger Sub 2, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Merger Sub 2 shall become the debts, liabilities, obligations, restrictions, disabilities and duties of Merger Sub 2.

Section 2.4    Certificate of Incorporation of the Surviving Corporation. At the Company Merger Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Company Merger Effective Time shall be amended and restated in its entirety as of the Company Merger Effective Time to be in the form set forth in Exhibit A, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended, subject to Section 7.10(b), as provided therein or by applicable Law.

Section 2.5    Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub 1 in effect immediately prior to the Company Merger Effective Time shall be the bylaws of the Surviving Corporation, until duly amended, subject to Section 7.10(b), as provided therein or by applicable Law.

Section 2.6    Certificate of Formation of the Surviving Entity. The certificate of formation of Merger Sub 2 in effect immediately prior to the Company LLC Sub Merger Effective Time shall be the certificate of formation of the Surviving Entity, until duly amended, as provided therein or by applicable Law.

Section 2.7    Limited Liability Company Agreement of the Surviving Entity. The limited liability company agreement of Merger Sub 2 in effect immediately prior to the Company LLC Sub Merger Effective Time shall be the limited liability company agreement of the Surviving Entity, until duly amended, as provided therein or by applicable Law.

Section 2.8    Directors and Officers of the Surviving Corporation. At or prior to the Company Merger Effective Time, the Company shall request that each director and officer of the Company deliver to Parent written resignation letters, effective as of the Company Merger Effective Time. The Parties shall take all necessary action, from and after the Company Merger Effective Time, to cause the directors and officers of Merger Sub 1 as of immediately prior to the Company Merger Effective Time to be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

Section 2.9    Directors of Parent. Following consummation of the Parent/Eagle Merger and prior to the Company Merger Effective Time, Parent shall take all necessary corporate action so that upon and immediately after the Company Merger Effective Time, the size of the Parent Board shall be increased to nine (9), and, prior to the Closing, CPP Investments shall have the right to designate one (1) new director, which designee shall be reasonably acceptable to Parent and shall be independent as reasonably determined by the Parent Board, to fill the vacancy on the Parent Board created by such increase. The Company and CPP Investments shall designate such new director in writing to Parent prior to the time at which the Registration Statement becomes effective under the Securities Act.

Section 2.10    Minority Conveyances. Immediately prior to the Company Merger Effective Time, the Group Companies shall cause (a) and (b) to occur (the “Pre-Effective Time Minority Conveyances”) and immediately after the Company Merger Effective Time, the Group Companies shall cause (c) to occur (the “Post-Effective Time Minority Conveyance” and together with the Pre-Effective Time Minority Conveyances, the “Minority Conveyances”):

(a)    CPR Management LP shall convey all of its LP Interests in CPR to the Company in exchange for a portion of the Merger Consideration pursuant to the terms of the Conveyance Agreement between CPR Management LP and the Company.

(b)    Broe shall convey all of its LP Interests in CPR to the Company in exchange for a portion of the Merger Consideration pursuant to the terms of the Conveyance Agreement between Broe and the Company or the Company shall have otherwise acquired all of such LP Interests.

(c)    9314580 Canada Inc. shall convey all of its interests in CPR GP for nominal consideration pursuant to the terms of an assignment reasonably acceptable to Parent.

The aggregate Merger Consideration deliverable to CPR Management LP and Broe in the Minority Conveyances shall be withheld from the Merger Consideration otherwise deliverable under this Agreement, and instead delivered by the Parent on behalf of the Group Companies in the amounts set forth in a closing statement delivered by the Company not less than two Business Days prior to Company Merger Effective Time.

ARTICLE III

EFFECT OF THE MERGERS; EXCHANGE

Section 3.1    Effect of the Company Merger on Capital Stock. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent, Merger Sub 1, the Company, or any holder of any securities of Parent, Merger Sub 1 or the Company:

(a)    Capital Stock of Merger Sub 1. Each share of capital stock of Merger Sub 1 issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into and shall represent one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation (the “Surviving Corporation Stock”), which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Company Merger Effective Time.

(b)    Capital Stock of the Company.

(i)    Subject to the other provisions of this Article III, the issued and outstanding shares of Company Common Stock immediately prior to the Company Merger Effective Time (the “Eligible Shares”) shall be converted automatically at the Company Merger Effective Time into the right to collectively receive 22,500,000 validly issued, fully paid and nonassessable shares of Parent Common Stock (such shares of Parent Common Stock issuable per share of Company Common Stock pursuant to this Section 3.1(b)(i), the “Merger Consideration”).

(ii)    As of the Company Merger Effective Time, all such shares of Company Common Stock shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect thereto, except the right to collectively receive the Merger Consideration.

(iii)    All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub 1 immediately prior to the Company Merger Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the Company Merger Effective Time, and no consideration shall be delivered in exchange therefor.

(c)    Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Company Merger Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like (but not, for the sake of clarification, as a result of the consummation of the Parent/Eagle Merger), the Merger Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

Section 3.2    Effect of the Company LLC Sub Merger.

(a)    Units of Merger Sub 2. Each unit of Merger Sub 2 issued and outstanding immediately prior to the Company LLC Sub Merger Effective Time shall remain issued and outstanding and shall represent validly issued, fully paid and nonassessable units of the Surviving Entity, which shall constitute the only outstanding units of the Surviving Entity immediately following the Company Merger Sub LLC Effective Time (the “Surviving Entity Units”).

(b)    Capital Stock of the Surviving Corporation. Each share of Surviving Corporation Stock issued and outstanding immediately prior to the Company LLC Sub Merger Effective Time shall cease to be outstanding and shall automatically be cancelled and cease to exist at the Company LLC Sub Merger Effective Time. Each holder of a share of Surviving Corporation Stock that was outstanding immediately prior to the Company LLC Sub Merger Effective Time shall cease to have any rights with respect thereto.

Section 3.3    Payment for Securities; Exchange.

(a)    Payment Procedures. No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(b)    Termination of Rights. All Merger Consideration paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock.

(c)    FIRPTA; Withholding Taxes. Before the Company Merger, the Company shall deliver to Parent documentation reasonably satisfactory to Parent establishing that withholding is not required with respect to CPPIB Crestone Peak Resources Canada Inc. under Section 1445 of the Code. Notwithstanding anything in this Agreement to the contrary, the Parent Parties and the Surviving Corporation, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law (and, for the avoidance of doubt, to the extent deduction and withholding is required in respect of the delivery of any Parent Common Stock pursuant to this Agreement, a portion of the Parent Common Stock otherwise deliverable hereunder may be withheld); provided, however, except with respect to any withholding required as a result of the Company’s failure to deliver the documentation described in the first sentence of this Section 3.3(c), the relevant withholding party shall use reasonable best efforts to provide prior written notice to the Company as soon as reasonably practicable after it determines withholding is required under this Section 3.3(c). Parent will consult with the Company in good faith to determine whether such deduction and withholding is required and will reasonably cooperate with the Company to minimize the amount of any applicable withholding or deduction. To the extent that such amounts are so properly deducted or withheld and timely paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding, and if withholding is taken in Parent Common Stock, the relevant withholding agent shall be treated as having sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of such deemed sale and paid such cash proceeds to the relevant Taxing Authority.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Group Companies to the Parent Parties on or prior to the date of this Agreement (the “Company Disclosure Letter”), the Group Companies jointly and severally represent and warrant to the Parent Parties as follows:

Section 4.1    Organization, Standing and Power. Each Group Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of each Group Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on each Group Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each Group Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Group Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and no Group Company or any of their Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 4.2    Capital Structure.

(a)    As of the date of this Agreement, the authorized capital stock of the Company consists of 1,000 shares of Company Common Stock (the “Company Capital Stock”). As of the date of this Agreement (the “Measurement Date”), 100 shares of Company Common Stock were issued and outstanding. The Company owns (beneficially and of record) 100% of the General Partner Interest and ninety-six and 14/100ths percent (96.14%) of the LP Interests. All of the LP Interests not beneficially or of record owned by the Company will be conveyed to the Company immediately prior to the Company Merger Effective Time pursuant to the Conveyance Agreements.

(b)    The authorized equity interests of CPR consist of (i) unlimited Class A-1 Units, (ii) 2,000 Class A-2 Units, (iii) unlimited Class A-3 Units, (iv) unlimited Class B Units, and (v) 10,000 Class C Units representing limited partner interests in CPR (the “LP Interests”) and a non-economic general partner interest (the “General Partner Interest”). As of the date of this Agreement, the issued and outstanding LP Interests and general partner interests of CPR consisted of (i) (1) 82,836.8503 Class A-1 Units, (2) 1,052.6316 Class A-2 Units, (3) 530.5300 Class A-3 Units, (4) 100,000 Class B Units and (5) 10,000 Class C Units, and (ii) the General Partner Interest. Schedule 4.2(b) of the Company Disclosure Letter contains a complete and correct list as of the date of this Agreement of the name of each holder of LP Interests and the number of each class of Units held by each such holder.

(c)    All outstanding equity securities of each Group Company, including the Company Capital Stock, LP Interests and General Partner Interest, have been duly authorized and are validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act) and are not subject to preemptive rights. All outstanding equity securities of each Group Company have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts. As of the close of business on the Measurement Date, except as set forth in this

Section 4.2 there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from any Group Company or any Subsidiary of the Group Companies any capital stock or other equity interests of a Group Company or securities convertible into or exchangeable or exercisable for capital stock or other equity interests of a Group Company (and the exercise, conversion, purchase, exchange or other similar price thereof). Except as set forth on Schedule 4.2(c) of the Company Disclosure Letter, all outstanding shares of capital stock or other equity interests of each Group Company’s Subsidiaries are owned by the respective Group Company, or a direct or indirect wholly owned Subsidiary of the respective Group Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, there are outstanding: (1) no shares of Company Capital Stock, LP Interests, Voting Debt or other voting securities of each Group Company; (2) no securities of each Group Company or any of its respective Subsidiaries convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt, or other voting securities of each Group Company; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which any Group Company or any Subsidiary of each Group Company is a party or by which it is bound in any case obligating any Group Company or any Subsidiary of each Group Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock, LP Interests, Voting Debt or other voting securities of any Group Company, or obligating any Group Company or any Subsidiary of each Group Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which any Group Company or any Subsidiary of each Group Company is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of any Group Company or any Subsidiary of each Group Company. No Subsidiary any either Group Company owns any shares of Company Common Stock or any other shares of Company Capital Stock.

(d)    As of the date of this Agreement, no Group Company or any of their respective Subsidiaries have any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than their respective Subsidiaries and their respective joint ventures listed on Schedule 4.2 of the Company Disclosure Letter.

Section 4.3    Authority; No Violations; Consents and Approvals.

(a)    Each Group Company has all requisite corporate or partnership power (as the case may be) and authority to execute and deliver this Agreement and, subject to the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware, to perform its obligations hereunder. The execution and delivery of this Agreement by each Group Company and the consummation by the Group Companies of the Transactions have been duly authorized by all necessary corporate or partnership actions on the part of each Group Company, subject, only with respect to the consummation of the Mergers, to the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware. The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Company Merger. The CPR Management Board Approval is the only approval required by the Organizational Documents of CPR Management LP to approve and adopt this Agreement, and no separate vote or approval by any of the limited partners of CPR Management LP. The Company Stockholder Approval was irrevocably, duly and validly obtained in accordance with applicable Law and the Company Organizational Documents upon the execution and delivery of the Company Stockholder Consent. This Agreement has been duly executed and delivered by each Group Company, and assuming the due and valid execution of this Agreement by the other Parties hereto, constitutes a valid and binding obligation of each Group Company enforceable against each Group Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Company Merger, are fair to, and in the best interests of, the Company and the holders of the Company Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Company Merger, (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the Transactions, including the Company Merger, and (iv) directed that the approval and adoption of this Agreement and the Transactions, including the Company Merger, be submitted to the holders of Company Common Stock to act by written consent pursuant to the Organizational Documents of the Company. The board of directors of the general partner of CPR Management LP, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, CPR Management LP and its limited partners and (ii) approved and declared advisable this Agreement and the Transactions.

(b)    The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of any Group Company or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of any Group Company or any of its Subsidiaries under, any provision of any loan or credit agreement (subject, in the case of the Company Credit Facility, to payoff and termination thereof prior to or substantially concurrently with Closing), note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which any Group Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made, contravene, conflict with or result in a breach or violation of any Law applicable to any Group Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Except for this Agreement, no Group Company is a party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 4.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by the Group Companies or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Group Companies or the consummation by the Group Companies of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the delivery of the Company Stockholder Consent adopting this Agreement and approving the Transactions; (c) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (e) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5    Financial Statements.

(a)    Set forth on Schedule 4.5(a) of the Company Disclosure Letter are copies of (i) the audited balance sheets of CPR OpCo and its Subsidiaries, on a consolidated basis, as of December 31, 2018 and December 31, 2019, (ii) the audited income statements, statements of cash flows of CPR OpCo and its Subsidiaries, on a consolidated basis, for the fiscal years ended December 31, 2018 and December 31, 2019, (iii) the unaudited consolidated balance sheet as of December 31, 2020 and March 31, 2021 and income statement of CPR OpCo and its Subsidiaries, on a consolidated basis, for the fiscal year ended December 31, 2020 and the three (3)-month period ended March 31, 2021, (iv) the draft unaudited balance sheets of the Company and its Subsidiaries, on a consolidated basis, as of December 31, 2019 and December 31, 2020, and (v) the draft unaudited income statements of the Company and its Subsidiaries, on a consolidated basis, for the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020 (collectively (i)-(vi), the “Company Financial Statements”). Except as set forth on Schedule 4.5(a) of the Company Disclosure Letter, each of the Company Financial Statements has been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved and presents fairly in all material respects the financial position, results of operations and cash flows of the Company as of the dates and for the periods indicated therein.

(b)    Since its formation, no Group Company nor any of its Subsidiaries has engaged in any line of business that is substantially different from the business in which such Person is engaged in as of the date of this Agreement. Since its formation, other than the ownership of the General Partner Interest and LP Interests, the Company has engaged in no other activity or line of business nor incurred any other liability other than in respect of its ownership and control of CPR. Since its formation, other than the ownership of the equity interests of CPR OpCo, CPR has engaged in no other activity or line of business nor incurred any other liability other than in respect of its ownership and control of CPR OpCo. The financial statements of CPR OpCo and the financial statements of the Company that are included in the Company Financial Statements reflect the identical operating assets and operations subject to the items set forth on Schedule 4.5(b) of the Company Disclosure Letter.

(c)    The Company has established and maintains a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by the Company or its Subsidiaries and (ii) is not, and since January 1, 2020 there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or its Subsidiaries’ internal controls.

Section 4.6    Absence of Certain Changes or Events.

(a)    Since December 31, 2020, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b)    From December 31, 2020 through the date of this Agreement:

(i)    each Group Company and its respective Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)    there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by any Group Company or any of their respective Subsidiaries, including the Oil and Gas Properties of such Group Company and its Subsidiaries, whether or not covered by insurance; and

(iii)    none of the Group Companies nor any of their respective Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 7.1(b)(i), (v), (vi), (vii), (viii), (xiv), (xvi) or (xix) (solely as it relates to the foregoing Sections 7.1(b)(i), (v), (vi), (vii), (viii), (xiv), (xvi) or (xix)).

Section 4.7    No Undisclosed Material Liabilities. There are no liabilities of the Group Companies or any of their respective Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2020 (including the notes thereto); (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2020; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 7.1(b)(xii); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8    Information Supplied. None of the information supplied or to be supplied by the Group Companies for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of the Parent and to stockholders of Eagle and at the time of the Parent Stockholders Meeting and the Eagle Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.9    Company Permits; Compliance with Applicable Law.

(a)    Each Group Company and its respective Subsidiaries holds and at all times since December 31, 2020 (the “Applicable Date”) has held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and has paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of any Group Company, threatened, and the Group Companies and their respective Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    The businesses of each Group Company and its respective Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to each Group Company or any of its respective Subsidiaries is pending or, to the knowledge of any Group Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    In the last five years, none of the Group Companies nor any of their Subsidiaries nor, to the knowledge of any Group Company, any of their respective directors, officers, employees nor any other Person acting on behalf of the Group Companies or any of their Subsidiaries has: (i) been a Sanctioned Person or organized, resident or located in a Sanctioned Country, (ii) engaged in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, (iii) made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Person in violation of any applicable laws related to the prevention of corruption, including the Foreign Corrupt Practices Act of 1977, as amended (“Anti-Corruption Laws”), or (iv) otherwise violated applicable Sanctions, Ex-Im Laws, or anti-boycott requirements (collectively, “Trade Controls”) or Anti-Corruption Laws.

(d)    In the last five years, none of the Group Companies nor any of their Subsidiaries has received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Entity; or conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws.

Section 4.10    Compensation; Benefits.

(a)    Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Company Benefit Plans.

(b)    True, correct and complete copies (or a description if such plan is not written) of each of the material Company Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Company Benefit Plan.

(c)    Each Company Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)    There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of any Group Company, threatened against, or with respect to, any of the Company Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Benefit Plans.

(e)    All material contributions required to be made by the Company or any of its Subsidiaries to the Company Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)    Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of any Group Company, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any Company Benefit Plan or any Employee Benefit Plan sponsored, maintained or contributed to by a member of the Company’s Aggregated Group, none of the Company or any of its Subsidiaries, or, to the knowledge of any Group Company, any other Person or member of the Company’s Aggregated Group, has engaged in a transaction in connection with which the Company, its Subsidiaries or a member of the Company’s Aggregated Group reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Each Group Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)    None of the Group Companies, any of their respective Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Company Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)    Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Company Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person (the entire cost of which is paid by the Person).

(i)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any Company Employee or other current or former director, officer, employee or independent contractor under any Company Benefit Plan, (ii) directly or indirectly cause the Company to transfer or set aside any material amount of assets to fund any benefits under any Company Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Company Merger Effective Time, or (iv) result in any payment from the Company or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of the Company or any of its Subsidiaries that would, individually or in combination with any other such payment from the Company or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)    Neither the Company nor any Subsidiary of the Company has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)    Each Company Benefit Plan or any other agreement, arrangement, or plan of the Company or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)    No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any Company Employees who reside or work outside of the United States.

Section 4.11    Labor Matters.

(a)    No Group Company nor any of their respective Subsidiaries is or has been a party to or bound by any collective bargaining agreement or other agreement with, and no employee of any Group Company or any of their respective Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of any Group Company, threatened union representation petition involving employees of any Group Company or any of their respective Subsidiaries. No Group Company nor any of their respective Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date.

(b)    There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other Contract with any labor union, works council, or other labor organization or any other material labor-related Proceeding against any Group Company or any of their respective Subsidiaries pending, or, to the knowledge of any Group Company, threatened.

(c)    There is, and since the Applicable Date has been, no strike, material labor dispute, organized labor slowdown, concerted work stoppage or lockout pending, or, to the knowledge of any Group Company, threatened, against or involving any Group Company or any of their respective Subsidiaries.

(d)    Each Group Company and its respective Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages and hours, worker classification, employment discrimination, non-retaliation, sexual harassment or discrimination, workers’ compensation, family and medical leave, immigration, recordkeeping and occupational safety and health requirements, and there are no Proceedings pending or, to the knowledge of each Group Company, threatened against any Group Company or any of their respective Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Applicable Date, no Group Company nor any of their respective Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to any Group Company or any of their Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12    Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)    All Tax Returns required to be filed by any Group Company or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by any Group Company or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid. All withholding Tax requirements imposed on or with respect to payments by any Group Company or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and each Group Company and each of their respective Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(b)    There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by any Group Company or any of its Subsidiaries (other than any extension or waiver entered into in the ordinary course of business).

(c)    There is no outstanding claim, assessment or deficiency against any Group Company or any of their respective Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP. There are no Proceedings pending or threatened in writing regarding any Taxes of any Group Company or any of their respective Subsidiaries or the assets of any Group Company or any of their respective Subsidiaries.

(d)    No Group Company nor any of their respective Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (excluding (i) any Contract or arrangement solely between or among any Group Company and/or any of their respective Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax). No Group Company nor any of their respective Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Company) or has any liability for Taxes of any Person (other than any Group Company or any of their respective Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption, or by operation of Law.

(e)    No Group Company nor any of their respective Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)    No Group Company nor any of their respective Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)    No written claim has been made by any Taxing Authority in a jurisdiction where any Group Company or any of their respective Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(h)    There are no Encumbrances for Taxes on any of the assets of any Group Company or any of their respective Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(i)    No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to any Group Company or any of their respective Subsidiaries.

(j)    No Group Company nor any of their respective Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) or 951A(a) of the Code.

(k)    No Group Company nor any of their respective Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(l)    The Company is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation. CPR is, and has been since formation, properly classified for U.S. federal income tax purposes as a partnership.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.12, in Section 4.10 and in Section 4.26 are the sole and exclusive representations and warranties of each Group Company and its respective Subsidiaries with respect to Taxes.

Section 4.13    Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) Proceeding pending, or, to the knowledge of any Group Company, threatened against any Group Company or any of their respective Subsidiaries or any of their Oil and Gas Properties or (ii) judgment, decree, injunction, ruling, order, or writ of any Governmental Entity or arbitrator outstanding against any Group Company or any of their Subsidiaries. To the knowledge of any Group Company, as of the date hereof, no officer or director of any Group Company or any of its Subsidiaries is a defendant in any Proceeding in connection with his or her status as an officer or director of such Group Company or Subsidiary.

Section 4.14    Intellectual Property.

(a)    Each Group Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each Group Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    To the knowledge of any Group Company, the use of the Company Intellectual Property by each Group Company and its Subsidiaries in the operation of the business of each Group Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of each Group Company, no third party is infringing on the Company Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Each Group Company and its Subsidiaries has taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each Group Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by each Group Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of each Group Company and its Subsidiaries; (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of any Group Company, are free from any malicious code.

(e)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) each Group Company and its Subsidiaries has used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by each Group Company or its Subsidiaries, and (ii) to the knowledge of each Group Company, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by each Group Company or its Subsidiaries.

Section 4.15    Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) each Group Company and its Subsidiaries has good, valid and defensible title to all material real property owned by such Group Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by any Group Company or any of their Subsidiaries (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which any Group Company or any of their respective Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) is in full force and effect and is valid and enforceable against such Group Company or such Subsidiary and, to the knowledge of any Group Company, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and no Group Company nor any of their respective Subsidiaries, or to the knowledge of any Group Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of any Group Company, threatened, condemnation or eminent domain Proceedings that affect any of such Group Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property.

Section 4.16     Rights-of-Way. Each Group Company and its respective Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Group Company and its respective Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conducts their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by any Group Company and their respective Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by any Group Company, and there are no gaps (including any gap arising as a result of any breach by any Group Company or any of their Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17    Oil and Gas Matters.

(a)    Except as would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates, Inc. (in such capacity, the “Company Independent Petroleum Engineers”) relating to each Group Company’s interests referred to therein as of December 31, 2020 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report (but subject to clause (3) below) as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 7.1(b)(v)), each Group Company and its Subsidiaries has good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by each Group Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that any Group Company’s or one and/or more of their respective Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles any Group Company (and/or one or more of their respective Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which any Group Company and/or their respective Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Company Reserve Report), (2) obligates any Group Company (and/or one or more of their respective Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties), (3) with respect to all Oil and Gas Leases in a Subject Area (whether or not such Oil and Gas Leases are covered by, or form the basis for the reserves reflected in, the Company Reserve Report), entitles the Group Company and/or their respective Subsidiaries to not less than a number of net acres, in the aggregate, set forth on Exhibit C for such Subject Area and (4) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)    Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by any Group Company to the Company Independent Petroleum Engineers relating to the any Group Company’s interests referred to in the Company Reserve Report, by or on behalf of each Group Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of each Group Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects. To any Group Company’s knowledge, any assumptions or estimates provided by each Group Company’s Subsidiaries to the Company Independent Petroleum Engineers in connection with its preparation of the Company Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to any Group Company at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of each Group Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of each Group Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by any Group Company or any of their respective Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by any Group Company or their respective Subsidiaries in accordance with applicable Law) and (iii) no Group Company or any of their respective Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by any Group Company or any of their respective Subsidiaries. To any Group Company’s knowledge, Schedule 4.17(c) of the Company Disclosure Letter sets forth all the material Oil and Gas Leases where the primary term thereof is scheduled to expire by the express terms of such Oil and Gas Lease (in whole or in part) at any time in the twelve (12)-month period immediately following the date of this Agreement.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of each Group Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by either Company, any of their respective Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)    All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of each Group Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of any Group Company or their respective Subsidiaries that were drilled and completed by any Group Company or their respective Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by any Group Company or any of their respective Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by any Group Company or their respective Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Oil and Gas Properties operated by any Group Company or their respective Subsidiaries (and, to the knowledge of any Group Company, all Oil and Gas Properties owned or held by such Group Company or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of any Group Company or any of their respective Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Group Company nor any of their respective Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to such Group Company and its Subsidiaries, taken as a whole and is not reflected in the Company Reserve Reports.

(i)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the knowledge of any Group Company as of the date of this Agreement, Schedule 4.17(i) of the Company Disclosure Letter lists, as of December 31, 2020, all transportation, plant, production and other imbalances and overlifts with respect to Hydrocarbon production from the Oil and Gas Properties of each Group Company and its Subsidiaries.

(j)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to Oil and Gas Properties operated by each Group Company and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(k)    As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on any Group Company or any of their respective Subsidiaries with respect to its or their respective Oil and Gas Properties that any Group Company reasonably anticipates will individually or in the aggregate require expenditures after the Company Merger Effective Time of greater than $1,000,000.

Section 4.18    Environmental Matters.

(a)    Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)    each Group Company and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Company Permits required under Environmental Law for their respective operations and occupancy of any real property;

(ii)    each Group Company and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;

(iii)    there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to any Group Company’s knowledge, formerly owned or operated) by any Group Company or any of their Subsidiaries, in each case, which has resulted in liability to any Group Company or any of their Subsidiaries under Environmental Laws, and, since the Applicable Date, no Group Company nor any of their respective Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by any Group Company, by or in connection with any Group Company’s operations, or at or from any offsite location where Hazardous Materials from any Group Company’s or their respective Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(iv)    except for customary indemnities in standard service agreements, no Group Company nor any of their respective Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

(b)    Each Group Company has made available to Parent all environmental investigations, studies, audits, or other analyses conducted during the past four (4) years by or on behalf of each Group Company that are in the possession or reasonable control of any Group Company or their Subsidiaries addressing material or potentially material environmental liabilities of any Group Company or their respective Subsidiaries, including with respect to any of their operations or any property owned, operated or otherwise used by any of them.

Section 4.19    Material Contracts.

(a)    Schedule 4.19 of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the following Contracts to which any Group Company or any of their respective Subsidiaries is a party or to which any of the assets and properties of any Group Company or their respective Subsidiaries are bound:

(i)    each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)    each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which any Group Company reasonably expects that such Group Company and its Subsidiaries will make annual payments in excess of $250,000 or aggregate payments in excess of $1,000,000;

(iii)    each Contract (A) for Indebtedness or the deferred purchase price of property by any Group Company or any of their respective Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) or (B) that creates a capitalized lease obligation, except, in the cases of clauses (A) and (B) with an aggregate principal amount not in excess of $200,000, and other than agreements solely between or among any Group Company and any of their respective Subsidiaries;

(iv)    each Contract to which any Group Company or any of their respective Subsidiaries is a party that (A) restricts the ability of any Group Company or any of their respective Subsidiaries to compete in any business or with any Person in any geographical area, (B) requires any Group Company or any of their respective Subsidiaries to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to each Group Company and its Subsidiaries;

(v)    any Contract providing for the purchase or sale by any Group Company or any of their respective Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than sixty (60) days and does not allow such Group Company or such Subsidiary to terminate it without penalty on sixty (60) days’ notice or less, (B) contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time or (C) contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (I) more than 1,000 net acres or (II) volumes in excess of 10,000 MMcf of gas or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);

(vi)    any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of any Group Company set forth in the Company Reserve Report), that would reasonably be expected to result in annual payments in excess of $100,000;

(vii)    each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000 in any calendar year or aggregate payments in excess of $1,000,000 over the life of the Contract that are not terminable without penalty or other liability to any Group Company or their respective Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(viii)    each Contract that could require the disposition of any material assets or line of business of any Group Company or their respective Subsidiaries (or, after the Company Merger Effective Time, Parent or its Subsidiaries);

(ix)    each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of any Group Company or their respective Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(x)    each ISDA Master Agreement for any Derivative Transaction;

(xi)    each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of any Group Company or their respective Subsidiaries;

(xii)    each collective bargaining agreement or other Contract with any labor union, works council, or other labor organization to which any Group Company or any of their respective Subsidiaries is a party or is subject;

(xiii)    each contract or agreement that is for the employment or engagement of any Person (A) with annual compensation in excess of $250,000, (B) which provides any change of control, transaction bonus, retention or similar payments to such Person or (C) that cannot be terminated within eighteen (18) months of the Closing Date;

(xiv)    each Contract relating to a Company Related Party Transaction; and

(xv)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar Contract requiring any Group Company or any of their respective Subsidiaries to make expenditures from and after January 1, 2021 that either (A) would reasonably be expected to be in excess of $1,000,000 in the aggregate, (B) is material to the operation of either Group Company and their respective Subsidiaries, taken as a whole, or (C) contains an area any mutual interest or any “tag along” or “drag along” (or similar rights) allowing a third party, or requiring any Group Company or any of their respective Subsidiaries, to participate in any future transactions with respect to any assets or properties of each Group Company and its Subsidiaries, in each case, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases.

(b)    Collectively, the Contracts that are required to be set forth in Section 4.19(a) are herein referred to as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on each Group Company and each of their respective Subsidiaries that is a party thereto and, to the knowledge of any Group Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Group Company nor any of their respective Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of any Group Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by any Group Company or their respective Subsidiaries, or, to the knowledge of any Group Company, any other party thereto. There are no disputes pending or, to the knowledge of any Group Company, threatened with respect to any Company Contract and no Group Company nor any of their respective Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of any Group Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.20    Insurance. Set forth on Schedule 4.20 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by any Group Company or any of their respective Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and no Group Company nor any of their respective Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

Section 4.21    Derivative Transactions and Hedging. Schedule 4.21 of the Company Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of each Group Company or any of its Subsidiaries) entered into by any Group Company or any of their Subsidiaries or for the account of any of their respective customers as of the date hereof pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by each Group Company and its Subsidiaries. Each Group Company and its Subsidiaries has duly performed in all material respects all of its respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of any Group Company, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

Section 4.22    Brokers. Except as set forth on Schedule 4.22 of the Company Disclosure Letter, no broker, investment banker, advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Group Company.

Section 4.23    Related Party Transactions. Schedule 4.23 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of any Group Company or any of their respective Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of any Group Company or any of their respective Subsidiaries whose status as a 5% holder is known to any Group Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of any Group Company) is a party to any actual or proposed loan, lease or other Contract with or binding upon any Group Company or any of their respective Subsidiaries or any of their respective properties or assets or has any interest in any property owned by any Group Company or any of their respective Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of any Group Company or any of their respective Subsidiaries (each of the foregoing, a “Company Related Party Transaction”).

Section 4.24    Regulatory Matters.

(a)    No Group Company is (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)    No Group Company nor any of its respective Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 4.25    Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.25, the approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any Takeover Law (including Section 203 of the DGCL) or any anti-takeover provision in each Group Company’s Organizational Documents that is applicable to such Group Company, its equity interests (including the shares of Company Capital Stock, the LP Interests and the General Partner Interest, as applicable), this Agreement or the Transactions.

Section 4.26    Tax Treatment. As of the date hereof, after reasonable diligence, no Group Company nor any of their respective Subsidiaries is aware of the existence of any fact that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment. No Group Company nor any of their respective Subsidiaries has taken or agreed to take any action that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment.

Section 4.27    Company Credit Facility Amendment. The Company Facility Agreement Amendment has become effective or will become effective upon the execution and delivery of this Agreement, and the Company has made available to the Parent a true and complete copy thereof.

Section 4.28    No Additional Representations.

(a)    Except for the representations and warranties made in this Article IV or in the Company Stockholder Consent, no Group Company nor any other Person makes any express or implied representation or warranty with respect to any Group Company or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and each Group Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Group Company nor any other Person makes or has made any representation or warranty to the Parent Parties or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Group

Company or any of their respective Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by each Group Company in this Article IV, any oral or written information presented to the Parent Parties or any of their respective Affiliates or Representatives in the course of their due diligence investigation of each Group Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.28 shall limit the Parent Parties’ remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by each Company in this Article IV.

(b)    Notwithstanding anything contained in this Agreement to the contrary, each Group Company acknowledges and agrees that none of the Parent Parties or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub 1 and Merger Sub 2) whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to any Group Company, or any of its Representatives and that each Group Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, each Group Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to any Group Company or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions) and that each Group Company has not relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Parent Parties to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since January 1, 2019 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), the Parent Parties jointly and severally represent and warrant to the Company and CPR as follows:

Section 5.1    Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Parties has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Parent, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 5.2    Capital Structure.

(a)    As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 225,000,000 shares of Parent Common Stock and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Measurement Date: (A) 31,609,797 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) awards with respect to the shares of Parent Common Stock that are outstanding include 472,667 shares of Parent Common Stock underlying the Parent RSUs, 249,846 shares of Parent Common Stock underlying the Parent PSUs at target performance levels and 61,502 shares of Parent Common Stock underlying options granted pursuant to the Parent’s 2017 Long-Term Incentive Plan, as amended from time to time (the “Parent Equity Plan”); and (C) 42,000 shares of Parent Series A Junior Participating Preferred Stock were reserved for issuance upon exercise of Parent rights.

(b)    All outstanding shares of Parent Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the Parent Equity Plan). The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts. As of the close of business on the Measurement Date, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2, and except for changes since the Measurement Date resulting from the exercise of stock options outstanding at such date (and the issuance of shares of Parent Common Stock thereunder, which were reserved for issuance as set forth in Section 5.2(a)), or stock grants or other awards granted in accordance with Section 7.2(b)(ii), there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock, Voting Debt or other voting securities of Parent, and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Stock or any other shares of Parent Capital Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any (x) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (y) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(b) of the Parent Disclosure Letter. As of the date of this Agreement, the authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent. As of the date of this Agreement, Merger Sub 2 has 1,000 units representing limited liability company interests issued and outstanding, all of which units are owned by Parent.

(c)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Parent are owned by Parent, directly or indirectly, all such shares or equity ownership interests are set forth on Schedule 5.2(c) of the Parent Disclosure Letter, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 5.3    Authority; No Violations; Consents and Approvals.

(a)    Each of the Parent Parties has all requisite corporate or limited liability company, as applicable, power and authority to execute and deliver this Agreement and the Parent/Eagle Merger Agreement and, subject to the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware in connection with the Parent/Eagle Merger, to perform its obligations hereunder. The execution and delivery of the Parent/Eagle Merger Agreement by Parent and Raptor Eagle Merger Sub, and the transactions contemplated thereby, including the Parent/Eagle Merger, have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent/Eagle Merger Parent Stockholder Approval) and Raptor Eagle Merger Sub, and the filing of the Certificate of Merger with respect to the Parent/Eagle Merger with the Office of the Secretary of State of the State of Delaware. The execution and delivery of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and Merger Sub 1 (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub 1) and all limited liability company action on the part of Merger Sub 2, which shall occur promptly after the execution and delivery of this Agreement, and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement and the Parent/Eagle Merger Agreement have each been duly executed and delivered by each of the Parent Parties, or Parent and Raptor Eagle Merger Sub, as applicable, and assuming the due and valid execution of (y) this Agreement by the other Parties hereto and (z) the Parent/Eagle Merger Agreement by Eagle, constitutes a valid and binding obligation of each of the Parent Parties and Raptor Eagle Merger Sub enforceable against of the Parent Parties and Raptor Eagle Merger Sub, as applicable, in accordance with its terms, subject, as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Parent Stock Issuance, are fair to, and in the best interests of, Parent and the holders of Parent Capital Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). The Merger Sub 1 Board, at a meeting duly called and held, has by unanimous vote (A) determined that this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger, are fair to, and in the best interests of, Merger Sub 1, and Parent, as the sole stockholder of Merger Sub 1, and (B) approved and declared advisable this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub 1, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub 1. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent Capital Stock necessary to approve the Parent Stock Issuance. Parent, as the sole member of Merger Sub 2, has (A) determined that this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger, are fair to, and in the best interests of, Merger Sub 2, and Parent, as the sole member of Merger Sub 2, and (B) approved and declared advisable this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger.

(b)    The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of either Parent (assuming that the Parent Stockholder Approval is obtained), any of its Subsidiaries, or Merger Sub 1 or Merger Sub 2, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which the Parent Parties or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Transactions (as applicable), except for: (a) pursuant to Section 2.2; (b) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (c) the filing with the SEC of (i) the Joint Proxy Statement in preliminary and definitive form relating to the meeting of the stockholders of Parent to be held for the purposes of obtaining the Parent Stockholder Approval (including any postponement, adjournment or recess thereof, the “Parent Stockholders Meeting”) and the Eagle Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (d) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware; (e) filings with the NYSE; (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (g) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5    SEC Documents; Financial Statements.

(a)    Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(c)    Parent has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Parent or its Subsidiaries, (ii) is not, and since January 1, 2020 there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and (iii) is not, and since January 1, 2020 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to Parent SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 5.6    Absence of Certain Changes or Events.

(a)    Since December 31, 2020, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b)    From December 31, 2020 through the date of this Agreement:

(i)    Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)    there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance; and

(iii)    neither Parent nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Section 7.2(b)(i), (v), (vi), (vii), (viii), (xiv), (xvi), (xix) or (xx) (solely as it relates to the foregoing Section 7.2(b)(i), (v), (vi), (vii), (viii), (xiv), (xvi), (xix) or (xx)).

Section 5.7    No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2020 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2020; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2020; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 7.2(b)(xi); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8    Information Supplied.

(a)    None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of the Parent and to stockholders of Eagle and at the time of the Parent Stockholders Meeting and the Eagle Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by the Parent Parties or Eagle with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

Section 5.9    Parent Permits; Compliance with Applicable Law.

(a)    Parent and its Subsidiaries hold and at all times since the Applicable Date held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    In the last five years, neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any of their respective directors, officers, employees nor any other Person acting on behalf of the Parent or any of its Subsidiaries has: (i) been a Sanctioned Person or organized, resident or located in a Sanctioned Country, (ii) engaged in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, (iii) made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Person in violation Anti-Corruption Laws, or (iv) otherwise violated Trade Controls or Anti-Corruption Laws.

(d)    In the last five years, neither Parent nor any of its Subsidiaries has received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Entity; or conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws.

Section 5.10    Compensation; Benefits.

(a)    Set forth on Schedule 5.10(a) of the Parent Disclosure Letter is a list, as of the date hereof, of all of the material Parent Benefit Plans.

(b)    True, correct and complete copies (or a description if such plan is not written) of each of the material Parent Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Parent Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Parent Benefit Plan.

(c)    Each Parent Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)    There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Parent Benefit Plans.

(e)    All material contributions required to be made by Parent or any of its Subsidiaries to the Parent Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)    Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Parent Benefit Plan. With respect to any Parent Benefit Plan or an Employee Benefit Plan sponsored, maintained or contributed to by a member of the Parent’s Aggregated Group, none of Parent or any of its Subsidiaries, or, to the knowledge of Parent, any other Person or member of the Parent’s Aggregated Group, has engaged in a transaction in connection with which Parent, its Subsidiaries or a member of the Parent’s Aggregated Group reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Parent and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)    None of Parent, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Parent Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)    Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Parent Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person (the entire cost of which is paid by such Person).

(i)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any employee of Parent or any Subsidiary thereof or other current or former director, officer, employee or independent contractor under any Parent Benefit Plan, (ii) directly or indirectly cause Parent to transfer or set aside any material amount of assets to fund any material benefits under any Parent Benefit Plan or (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Parent Benefit Plan on or following the Company Merger Effective Time.

(j)    Neither Parent nor any Subsidiary of Parent has any obligation to provide, and no Parent Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(k)    Each Parent Benefit Plan or any other agreement, arrangement, or plan of Parent or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)    No Parent Benefit Plan is maintained outside the jurisdiction of the United States.

Section 5.11    Labor Matters.

(a)    Neither Parent nor any of its Subsidiaries is or has been a party to or bound by any collective bargaining agreement or other agreement with, and no employee of Parent or any of its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Parent, threatened union representation petition involving employees of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date.

(b)    There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other agreement with any labor union, works council, or other labor organization or any other material labor-related Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened.

(c)    There is, and since the Applicable Date has been, no strike, material labor dispute, organized labor slowdown, concerted work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries.

(d)    Parent and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages and hours, worker classification, employment discrimination, non-retaliation, sexual harassment or discrimination, workers’ compensation, immigration, recordkeeping, family and medical leave and occupational safety and health requirements, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the Applicable Date, neither Parent nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12    Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)    All Tax Returns required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid. All withholding Tax requirements imposed on or with respect to payments by Parent or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and Parent and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(b)    There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries (other than any extension or waiver entered into in the ordinary course of business).

(c)    There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP. There are no Proceedings pending or threatened in writing regarding any Taxes of Parent or any of its Subsidiaries or the assets of Parent or any of its Subsidiaries.

(d)    Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (excluding (i) any Contract or arrangement solely between or among Parent and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax). Neither Parent nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Parent) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption, or by operation of Law.

(e)    Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)    Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)    No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(h)    There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(i)    No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Parent or any of its Subsidiaries.

(j)    Neither Parent nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) or 951A(a) of the Code.

(k)    Neither the Parent nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(l)    Each of Parent and Merger Sub 1 is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 5.12, in Section 5.10 and in Section 5.27 are the sole and exclusive representations and warranties of Parent and its Subsidiaries with respect to Taxes.

Section 5.13    Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, or writ of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries. To the knowledge of Parent, as of the date hereof, no officer or director of Parent is a defendant in any Proceeding in connection with his or her status as an officer or director of Parent.

Section 5.14    Intellectual Property.

(a)    Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    To the knowledge of Parent, the use of Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, no third party is infringing on the Parent Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    Parent and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the IT Assets owned, used, or held for use by Parent or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Parent and its Subsidiaries, (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of Parent, are free from any malicious code.

(e)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Parent or its Subsidiaries; and (ii) to the knowledge of Parent, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Parent or its Subsidiaries

Section 5.15    Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries have good, valid and defensible title to all material real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real

Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) is in full force and effect and is valid and enforceable against Parent or such Subsidiary and, to the knowledge of Parent, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property.

Section 5.16     Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.17    Oil and Gas Matters.

(a)    Except as would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates, Inc. (the “Parent Independent Petroleum Engineers”) relating to Parent interests referred to therein as of December 31, 2020 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 7.2(b)(v)), Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Parent (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (other than decreases in connection with operations in which the Parent and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Parent Reserve Report) (2) obligates Parent (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas

Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)    Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects. To Parent’s knowledge, any assumptions or estimates provided by any of Parent’s Subsidiaries to the Parent Independent Petroleum Engineers in connection with its preparation of the Parent Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Parent at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries. To the Parent’s knowledge, Schedule 5.17(c) of the Parent Disclosure Letter sets forth all the material Oil and Gas Leases where the primary term thereof is scheduled to expire by the express terms of such Oil and Gas Lease at any time in the twelve (12)-month period immediately following the date of this Agreement.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)    All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries that were drilled and completed by Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Parent or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Parent or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Oil and Gas Properties operated by Parent or its Subsidiaries (and, to the knowledge of Parent, all Oil and Gas Properties owned or held by Parent or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Parent and its Subsidiaries, taken as a whole and is not reflected in the Parent Reserve Reports.

(i)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and to the knowledge of Parent as of the date of this Agreement, Schedule 5.17(i) of the Parent Disclosure Letter lists, as of December 31, 2020, all transportation, plant, production and other imbalances and overlifts with respect to Hydrocarbon production from the Oil and Gas Properties of Parent and its Subsidiaries.

(j)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to Oil and Gas Properties operated by Parent and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(k)    As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on Parent or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties that Parent reasonably anticipates will individually or in the aggregate require expenditures after the Company Merger Effective Time of greater than $1,000,000.

Section 5.18    Environmental Matters.

(a)    Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)    Parent and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Parent Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(ii)    Parent and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(iii)    there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to Parent’s knowledge, formerly owned or operated) by Parent or any of its Subsidiaries, in each case, which has resulted in liability to Parent or its Subsidiaries under Environmental Law, and, since the Applicable Date, neither Parent nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by Parent, by or in connection with Parent’s operations, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(iv)    except for customary indemnities in standard service agreements, neither Parent nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

(b)    Parent has made available to the Company all environmental investigations, studies, audits, or other analyses conducted during the past four (4) years by or on behalf of Parent or that are in the possession or reasonable control of Parent or its Subsidiaries addressing material or potentially material environmental liabilities of Parent or its Subsidiaries, including with respect to any of their operations or any property owned, operated or otherwise used by any of them.

Section 5.19    Material Contracts.

(a)    Schedule 5.19 of the Parent Disclosure Letter, together with the lists of exhibits contained in the Parent SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of the following Contracts to which Parent or any of its Subsidiaries is a party or to which any of the assets and properties of Parent or its Subsidiaries are bound:

(i)    each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)    each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Parent reasonably expects that Parent and its Subsidiaries will make annual payments in excess of $250,000 or aggregate payments in excess of $1,000,000;

(iii)    each Contract (A) for Indebtedness or the deferred purchase price of property by Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) or (B) that creates a capitalized lease obligation, except, in the cases of clauses (A) and (B) with an aggregate principal amount not in excess of $200,000, and other than agreements solely between or among Parent and its Subsidiaries;

(iv)    each Contract to which Parent or any Subsidiary of Parent is a party that (A) restricts the ability of Parent or any Subsidiary of Parent to compete in any business or with any Person in any geographical area, (B) requires Parent or any Subsidiary of Parent to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to Parent and its Subsidiaries;

(v)    any Contract providing for the purchase or sale by Parent or any of its Subsidiary of Hydrocarbons that (A) has a remaining term of greater than sixty (60) days and does not allow the Company or such Subsidiary to terminate it without penalty on sixty (60) days’ notice or less, (B) contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time or (C) contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (I) more than 1,000 net acres or (II) volumes in excess of 10,000 MMcf of gas or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);

(vi)    any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Parent set forth in the Parent Reserve Report), that would reasonably be expected to result in annual payments in excess of $100,000;

(vii)    each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000 in any calendar year or aggregate payments in excess of $1,000,000 over the life of the Contract that are not terminable without penalty or other liability to Parent (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(viii)    each Contract that could require the disposition of any material assets or line of business of Parent or its Subsidiaries;

(ix)    each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Parent or its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(x)    each ISDA Master Agreement for any Derivative Transaction;

(xi)    each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Parent;

(xii)    each collective bargaining agreement or other Contract with any labor union, works council, or other labor organization to which Parent or any of its Subsidiaries is a party or is subject;

(xiii)    each Contract relating to a Parent Related Party Transaction; and

(xiv)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar Contract requiring Parent or any of its Subsidiaries to make expenditures from and after January 1, 2021 that either (A) would reasonably be expected to be in excess of $1,000,000 in the aggregate, (B) is material to the operation of Parent and its Subsidiaries, taken as a whole, or (C) contains an area of mutual interest or any “tag along” or “drag along” (or similar rights) allowing a third party, or requiring Parent or any of its Subsidiaries, to participate in any future transactions with respect to any assets or properties of Parent and its Subsidiaries, in each case, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases.

(b)    Collectively, the Contracts that are required to be set forth in Section 5.19(a) are herein referred to as the “Parent Contracts.” A complete and correct copy of each of the Parent Contracts has been made available to the Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. There are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.20    Insurance. Set forth on Schedule 5.20 of the Parent Disclosure Letter is a true, correct and complete list of all material insurance policies held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Material Parent Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Parent Insurance Policy has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

Section 5.21    Derivative Transactions and Hedging.

(a)    Schedule 5.21 of the Parent Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of Parent or any of its Subsidiaries) entered into by Parent or any of its Subsidiaries or for the account of any of their respective customers as of the date hereof pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries. The Parent and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)    The Parent SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Parent and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Parent attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

Section 5.22    Opinion of Financial Advisor. The Parent Board has received the opinion of J.P. Morgan Securities LLC (“Parent FA”) addressed to the Parent Board to the effect that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Parent FA as set forth therein, the Merger Consideration is fair, from a financial point of view, to Parent.

Section 5.23    Brokers. Except for the fees and expenses payable to Parent FA, no broker, investment banker, advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

Section 5.24    Related Party Transactions. Schedule 5.24 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of Parent or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Parent or any of its Subsidiaries whose status as a 5% holder is known to Parent as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of Parent) is a party to any actual or proposed loan, lease or other Contract with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Parent or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of Parent or any of its Subsidiaries (each of the foregoing, a “Parent Related Party Transaction”).

Section 5.25    Business Conduct. Merger Sub 1 was incorporated on June 2, 2021. Merger Sub 2 was formed on June 2, 2021. Since their inception, none of Merger Sub 1 and Merger Sub 2 has engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. None of Merger Sub 1 and Merger Sub 2 has any operations, has generated any revenues and has any assets or liabilities other than those incurred in connection with the foregoing and in association with the Mergers as provided in this Agreement.

Section 5.26    Regulatory Matters.

(a)    Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)    All natural gas pipeline systems and related facilities constituting Parent’s and its Subsidiaries’ properties (i) are currently operated as “gathering facilities” exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) are not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

Section 5.27    Tax Treatment. As of the date hereof, after reasonable diligence, neither Parent nor any of its Subsidiaries is aware of the existence of any fact that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment.

Section 5.28    No Additional Representations.

(a)    Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.28 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by the Parent Parties in this Article V.

(b)    Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given in the Company Stockholder Consent or by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that no Parent Party has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Company Merger or the other Transactions) and that no Parent Party has relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF EAGLE

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Eagle to the Company and CPR on or prior to the date of this Agreement (the “Eagle Disclosure Letter”) and except as disclosed in the Eagle SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein, including for the avoidance of doubt, the “Disclosure Statement” (as defined in and incorporated by reference into the Sixth Amended Joint Chapter 11 Plan of Reorganization of Eagle)) filed with or furnished to the SEC and available on Edgar since January 20, 2021 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Eagle represents and warrants to the Company and CPR as follows:

Section 6.1    Organization, Standing and Power. Each of Eagle and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Eagle’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Eagle and its Subsidiaries, taken as a whole (an “Eagle Material Adverse Effect”). Each of Eagle and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. Eagle has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Eagle, each as amended prior to the execution of this Agreement, and each as made available to the Company is in full force and effect, and neither Eagle nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 6.2    Capital Structure.

(a)    As of the date of this Agreement, the authorized capital stock of Eagle consists of (i) 900,000,000 shares of Eagle Common Stock, (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Eagle Preferred Stock” and, together with the Eagle Common Stock, the “Eagle Capital Stock”), (iii) 2,907,845 Tranche A Warrants and (iv) 1,453,942 Tranche B Warrants. At the close of business on the Measurement Date: (A) 25,820,537 shares of Eagle Common Stock were issued and outstanding, and approximately 171,073 shares of Eagle Common Stock were reserved for issuance, (B) 2,905,567 Tranche A Warrants to purchase 2,905,567 shares of Eagle Common Stock were issued and outstanding, (C) 1,452,802 Tranche B Warrants to purchase 1,452,802 shares of Eagle Common Stock were issued and outstanding, and (D) no shares of Eagle Preferred Stock were issued and outstanding.

(b)    As of the date of this Agreement, there are 488,796 shares of Eagle Common Stock subject to outstanding Eagle RSU Awards, including 387,996 outstanding unvested Eagle RSU Awards, 75,600 outstanding unvested Eagle DSU Awards and 25,200 vested, but unsettled Eagle DSU Awards that are subject solely to time-based vesting conditions and 461,700 shares of Eagle Common Stock subject to outstanding Eagle RSU Awards that are subject to performance-based vesting conditions, assuming maximum achievement of such performance-based vesting conditions.r

(c)    All outstanding shares of Eagle Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Eagle Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts. As of the close of business on the Measurement Date, except as set forth in this Section 6.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Eagle or any of its Subsidiaries any capital stock of Eagle or securities convertible into or exchangeable or exercisable for capital stock of Eagle (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Eagle are owned by Eagle, or a direct or indirect wholly owned Subsidiary of Eagle, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 6.2, and except for stock grants or other awards granted in accordance with Section 6.1(b)(i) of the Parent/Eagle Merger Agreement, there are outstanding: (1) no shares of Eagle Capital Stock, Voting Debt or other voting securities of Eagle; (2) no securities of Eagle or any Subsidiary of Eagle convertible into or exchangeable or exercisable for shares of Eagle Capital Stock, Voting Debt, or other voting securities of Eagle; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Eagle or any Subsidiary of Eagle is a party or by which it is bound in any case obligating Eagle or any Subsidiary of Eagle to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Eagle Capital Stock, Voting Debt or other voting securities of Eagle, or obligating Eagle or any Subsidiary of Eagle to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Eagle or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Eagle or any of its Subsidiaries. No Subsidiary of Eagle owns any shares of Eagle Common Stock or any other shares of Eagle Capital Stock.

(d)    As of the date of this Agreement, neither Eagle nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 6.2(d) of the Eagle Disclosure Letter.

(e)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Eagle are owned by Eagle, directly or indirectly, all such shares or equity ownership interests are set forth on Schedule 6.2(e) of the Eagle Disclosure Letter, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 6.3    Authority; No Violations; Consents and Approvals.

(a)    Eagle has all requisite corporate power and authority to execute and deliver this Agreement and the Parent/Eagle Merger Agreement and, subject to the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware in connection with the Parent/Eagle Merger, to perform its obligations hereunder. The execution and delivery of this Agreement and the Parent/Eagle Merger Agreement by Eagle and the consummation by Eagle of the transactions contemplated by the Parent/Eagle Merger Agreement have been duly authorized by all necessary corporate action on the part of Eagle, subject, only with respect to the consummation of the Parent/Eagle Merger, to Eagle Stockholder Approval and the filing of a certificate of merger with respect to the Parent/Eagle Merger with the Office of the Secretary of State of the State of Delaware. This Agreement and the Parent/Eagle Merger Agreement have each been duly executed and delivered by Eagle, and assuming the due and valid execution of (y) this Agreement by the other Parties hereto and (z) the Parent/Eagle Merger Agreement by Parent and Raptor Eagle Merger Sub, each constitutes a valid and binding obligation of Eagle enforceable against Eagle in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Board of Directors of Eagle (the “Eagle Board”), at a meeting duly called and held, has by unanimous vote (i) determined that the Parent/Eagle Merger Agreement and the transactions contemplated thereby, including the Parent/Eagle Merger, are fair to, and in the best interests of, Eagle and the holders of Eagle Common Stock, (ii) approved and declared advisable the Parent/Eagle Merger Agreement and the transactions contemplated thereby, including the Parent/Eagle Merger, (iii) directed that the Parent/Eagle Merger Agreement be submitted to the holders of Eagle Common Stock for its adoption, and (iv) resolved to recommend that the holders of Eagle Common Stock approve and adopt the Parent/Eagle Merger Agreement and the transactions contemplated thereby, including the Parent/Eagle Merger. The Eagle Stockholder Approval is the only vote of the holders of any class or series of Eagle Capital Stock necessary to approve and adopt the Parent/Eagle Merger Agreement and the Parent/Eagle Merger.

(b)    The execution, delivery and performance of the Parent/Eagle Merger Agreement does not, and the consummation of the transactions contemplated thereby, including the Parent/Eagle Merger will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of Eagle (assuming Eagle Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Eagle or any of its Subsidiaries under, any provision of any loan or credit agreement (subject to, in the case of the Eagle Credit Facility, payoff and termination thereof prior to or substantially concurrently with consummation of the Parent/Eagle Merger), note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Eagle or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 6.4 are duly and timely obtained or made and Eagle Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Eagle or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(c)    Except for this Agreement, Eagle is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 6.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by Eagle or any of its Subsidiaries in connection with the execution, delivery and performance of the Parent/Eagle Merger Agreement or this Agreement by Eagle, the consummation by Eagle of the transactions contemplated by the Parent/Eagle Merger Agreement or the consummation of the Transactions, except for: (a) the filing of a premerger notification report by Eagle under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Proxy Statement relating to (x) the meeting of the stockholders of Eagle to be held for the purposes of obtaining Eagle Stockholder Approval (including any postponement, adjournment or recess thereof, the “Eagle Stockholders Meeting”) and (y) the Parent Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with the Parent/Eagle Merger Agreement and the Transactions; (c) the filing of a certificate of merger related to the Parent/Eagle Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

Section 6.5    SEC Documents; Financial Statements.

(a)    Since the Applicable Date, Eagle has filed or furnished with the SEC, on a timely basis (subject to 12b-25 filings with respect to certain periodic filings), all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Eagle SEC Documents”). As of their respective dates, each of Eagle SEC Documents, as amended, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Eagle SEC Documents, and none of the Eagle SEC Documents contained, when filed (or if amended, prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The financial statements of Eagle included in the Eagle SEC Documents, including all notes and schedules thereto, complied, or, in the case of the Eagle SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of the Eagle SEC Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Eagle and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Eagle and its consolidated Subsidiaries for the periods presented therein.

(c)    Eagle has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Eagle, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Eagle’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Eagle in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of Eagle’s financial reporting and the preparation of Eagle financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Eagle or its Subsidiaries, (ii) is not, and since January 1, 2020 there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Eagle’s internal controls, and (iii) is not, and since January 1, 2020 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Eagle (as defined in Rule 3b-7 under the Exchange Act) or director of Eagle or any of its Subsidiaries. The principal executive officer and the principal financial officer of Eagle have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Eagle SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 6.6    Absence of Certain Changes or Events.

(a)    Since December 31, 2020, there has not been any Eagle Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have an Eagle Material Adverse Effect.

(b)    From December 31, 2020 through the date of this Agreement:

(i)    Eagle and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)    there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Eagle or any of its Subsidiaries, including the Oil and Gas Properties of Eagle and its Subsidiaries, whether or not covered by insurance; and

(iii)    neither Eagle nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.1(b)(i), (v), (vi), (vii), (viii), (ix), (xiv), (xv), (xvi) or (xix) of the Parent/Eagle Merger Agreement (solely as it relates to the foregoing Sections 6.1(b)(i), (v), (vi), (vii), (viii), (ix), (xiv), (xv), (xvi) or (xix) of the Parent/Eagle Merger Agreement).

Section 6.7    No Undisclosed Material Liabilities. There are no liabilities of Eagle or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Eagle dated as of December 31, 2020 (including the notes thereto) contained in Eagle’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2020; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2020; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 6.1(b)(xii) of the Parent/Eagle Merger Agreement; and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

Section 6.8    Information Supplied. None of the information supplied or to be supplied by Eagle for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of Eagle and to stockholders of Parent and at the time of Eagle Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8 of the Parent/Eagle Merger Agreement, the Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by Eagle with respect to statements made therein based on information supplied by the Parent Parties or any Group Company specifically for inclusion or incorporation by reference therein.

Section 6.9    Eagle Permits; Compliance with Applicable Law.

(a)    Eagle and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Eagle Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. All Eagle Permits are in full force and effect and no suspension or cancellation of any of the Eagle Permits is pending or, to the knowledge of Eagle, threatened, and Eagle and its Subsidiaries are in compliance with the terms of the Eagle Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(b)    The businesses of Eagle and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Eagle or any of its Subsidiaries is pending or, to the knowledge of Eagle, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(c)    In the last five years, neither Eagle nor any of its Subsidiaries nor, to the knowledge of Eagle, any of their respective directors, officers, employees nor any other Person acting on behalf of Eagle or any of its Subsidiaries has: (i) been a Sanctioned Person or organized, resident or located in a Sanctioned Country, (ii) engaged in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, (iii) made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Person in violation Anti-Corruption Laws, or (iv) otherwise violated Trade Controls or Anti-Corruption Laws.

(d)    In the last five years, neither Eagle nor any of its Subsidiaries has received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Entity; or conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws.

Section 6.10    Compensation; Benefits.

(a)    Set forth on Schedule 6.10(a) of the Eagle Disclosure Letter is a list, as of the date hereof, of all of the material Eagle Benefit Plans.

(b)    True, correct and complete copies (or a description if such plan is not written) of each of the material Eagle Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to the Company or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Eagle Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to an Eagle Benefit Plan.

(c)    Each Eagle Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)    There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Eagle, threatened against, or with respect to, any of the Eagle Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Eagle Benefit Plans.

(e)    All material contributions required to be made by Eagle or any of its Subsidiaries to the Eagle Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)    Each Eagle Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of Eagle, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Eagle Benefit Plan. With respect to any Eagle Benefit Plan or any Employee Benefit Plan sponsored, maintained or contributed to by a member of Eagle’s Aggregated Group, none of Eagle or any of its Subsidiaries, or, to the knowledge of Eagle, any other Person or member of Eagle’s Aggregated Group, has engaged in a transaction in connection with which Eagle, its Subsidiaries or a member of Eagle’s Aggregated Group reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Eagle and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)    None of Eagle, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Eagle Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)    Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Eagle Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person (the entire cost of which is paid by the Person).

(i)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any Eagle employee or other current or former director, officer, employee or independent contractor under any Eagle Benefit Plan, (ii) directly or indirectly cause Eagle to transfer or set aside any material amount of assets to fund any benefits under any Eagle Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Eagle Benefit Plan on or following the Company Merger Effective Time, or (iv) result in any payment from Eagle of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of Eagle or any of its Subsidiaries that would, individually or in combination with any other such payment from Eagle or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)    Neither Eagle nor any Subsidiary of Eagle has any obligation to provide, and no Eagle Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)    Each Eagle Benefit Plan or any other agreement, arrangement, or plan of Eagle or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)    No Eagle Benefit Plan is maintained outside the jurisdiction of the United States or covers any Eagle employees who reside or work outside of the United States.

Section 6.11    Labor Matters.

(a)    Neither Eagle nor any of its Subsidiaries is or has been a party to or bound by any collective bargaining agreement or other agreement with, and no employee of Eagle or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Eagle, threatened union representation petition involving employees of Eagle or any of its Subsidiaries. Neither Eagle nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date.

(b)    There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other Contract with any labor union, works council, or other labor organization or any other material labor-related Proceeding against Eagle or any of its Subsidiaries pending, or, to the knowledge of Eagle, threatened.

(c)    There is, and since the Applicable Date has been, no strike, material labor dispute, organized labor slowdown, concerted work stoppage or lockout pending, or, to the knowledge of Eagle, threatened, against or involving Eagle or any of its Subsidiaries.

(d)    Eagle and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages and hours, worker classification, employment discrimination, non-retaliation, sexual harassment or discrimination, workers’ compensation, family and medical leave, immigration, recordkeeping and occupational safety and health requirements, and there are no Proceedings pending or, to the knowledge of Eagle, threatened against Eagle or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. Since the Applicable Date, neither Eagle nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Eagle or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

Section 6.12    Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect:

(a)    All Tax Returns required to be filed by Eagle or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Eagle or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid. All withholding Tax requirements imposed on or with respect to payments by Eagle or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and Eagle and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(b)    There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Eagle or any of its Subsidiaries (other than any extension or waiver entered into in the ordinary course of business).

(c)    There is no outstanding claim, assessment or deficiency against Eagle or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP. There are no Proceedings pending or threatened in writing regarding any Taxes of Eagle or any of its Subsidiaries or the assets of Eagle or any of its Subsidiaries.

(d)    Neither Eagle nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (excluding (i) any Contract or arrangement solely between or among Eagle and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax). Neither Eagle nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Eagle) or has any liability for Taxes of any Person (other than Eagle or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption, or by operation of Law.

(e)    Neither Eagle nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)    Neither Eagle nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)    No written claim has been made by any Taxing Authority in a jurisdiction where Eagle or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(h)    There are no Encumbrances for Taxes on any of the assets of Eagle or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(i)    No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Eagle or any of its Subsidiaries.

(j)    Neither Eagle nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) or 951A(a) of the Code.

(k)    Neither Eagle nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(l)    Eagle is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 6.12 and in Section 6.10 are the sole and exclusive representations and warranties of Eagle and its Subsidiaries with respect to Taxes.

Section 6.13    Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, there is no (i) Proceeding pending, or, to the knowledge of Eagle, threatened against Eagle or any of its Subsidiaries or any of their Oil and Gas Properties or (ii) judgment, decree, injunction, ruling, order, or writ of any Governmental Entity or arbitrator outstanding against Eagle or any of its Subsidiaries. To the knowledge of Eagle, as of the date hereof, no officer or director of Eagle is a defendant in any Proceeding in connection with his or her status as an officer or director of Eagle.

Section 6.14    Intellectual Property.

(a)    Eagle and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Eagle and its Subsidiaries as presently conducted (collectively, the “Eagle Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(b)    To the knowledge of Eagle, the use of the Eagle Intellectual Property by Eagle and its Subsidiaries in the operation of the business of each of Eagle and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. To the knowledge of Eagle, no third party is infringing on the Eagle Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(c)    Eagle and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Eagle and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(d)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, the IT Assets owned, used, or held for use by Eagle or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Eagle and its Subsidiaries; (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of Eagle, are free from any malicious code.

(e)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect (i) Eagle and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Eagle or its Subsidiaries, and (ii) to the knowledge of Eagle, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Eagle or its Subsidiaries.

Section 6.15    Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Eagle’s Oil and Gas Properties, (a) Eagle and its Subsidiaries have good, valid and defensible title to all material real property owned by Eagle or any of its Subsidiaries (collectively, the “Eagle Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Eagle or any Subsidiary of Eagle (collectively, including the improvements thereon, the “Eagle Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Eagle or any Subsidiary of Eagle is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Eagle Material Leased Real Property (each, a “Eagle Material Real Property Lease”) is in full force and effect and is valid and enforceable against Eagle or such Subsidiary and, to the knowledge of Eagle, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Eagle nor any of its Subsidiaries, or to the knowledge of Eagle, any other party thereto, has received written notice of any default under any Eagle Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Eagle, threatened, condemnation or eminent domain Proceedings that affect any of Eagle’s Oil and Gas Properties, Eagle Owned Real Property or Eagle Material Leased Real Property.

Section 6.16     Rights-of-Way. Each of Eagle and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. Each of Eagle and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. All pipelines operated by Eagle and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Eagle, and there are no gaps (including any gap arising as a result of any breach by Eagle or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

Section 6.17    Oil and Gas Matters.

(a)    Except as would not reasonably be expected to have an Eagle Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by the Eagle Reserve Engineer relating to Eagle interests referred to therein as of December 31, 2020 (the “Eagle Reserve Report”) or (ii) reflected in the Eagle Reserve Report or in the Eagle SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.1(b)(v) of the Parent/Eagle Merger Agreement), Eagle and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Eagle Reserve Report and in each case as attributable to interests owned by Eagle and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Eagle’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Eagle (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Eagle Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Eagle and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Eagle Reserve Report), (2) obligates Eagle (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Eagle Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Eagle Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)    Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect, the factual, non-interpretive data supplied by Eagle to the Eagle Reserve Engineer relating to Eagle interests referred to in the Eagle Reserve Report, by or on behalf of Eagle and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Eagle and its Subsidiaries in connection with the preparation of the Eagle Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Eagle Reserve Reports), accurate in all respects. To Eagle’s knowledge, any assumptions or estimates provided by Eagle’s Subsidiaries to the Eagle Reserve Engineer in connection with its preparation of the Eagle Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Eagle at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect, the oil and gas reserve estimates of Eagle set forth in the Eagle Reserve Report are derived from reports that have been prepared by the Eagle Reserve Engineer, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Eagle and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Eagle Reserve Report that would reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Eagle or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Eagle or its Subsidiaries in accordance with applicable Law) and (iii) none of Eagle or any of its Subsidiaries (and, to Eagle’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Eagle or any of its Subsidiaries. To Eagle’s knowledge, Schedule 6.17(c) of the Eagle Disclosure Letter sets forth all the material Oil and Gas Leases where the primary term thereof is scheduled to expire by the express terms of such Oil and Gas Lease (in whole or in part) at any time in the twelve (12)-month period immediately following the date of this Agreement.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Eagle and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Eagle, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)    All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Eagle and its Subsidiaries or otherwise associated with an Oil and Gas Property of Eagle or its Subsidiaries that were drilled and completed by Eagle or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Eagle or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Eagle or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, all Oil and Gas Properties operated by Eagle or its Subsidiaries (and, to the knowledge of Eagle, all Oil and Gas Properties owned or held by Eagle or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)    Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, none of the Oil and Gas Properties of Eagle or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)    Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, neither Eagle nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Eagle and its Subsidiaries, taken as a whole and is not reflected in the Eagle Reserve Reports.

(i)    Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, and to the knowledge of Eagle as of the date of this Agreement, Schedule 6.17(i) of the Eagle Disclosure Letter lists, as of December 31, 2020, all transportation, plant, production and other imbalances and overlifts with respect to Hydrocarbon production from the Oil and Gas Properties of Eagle and its Subsidiaries.

(j)    Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, with respect to Oil and Gas Properties operated by Eagle and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(k)    As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on Eagle or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties that Eagle reasonably anticipates will individually or in the aggregate require expenditures after the Company Merger Effective Time of greater than $1,000,000.

Section 6.18    Environmental Matters.

(a)    Except for those matters that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect:

(i)    Eagle and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Eagle Permits required under Environmental Law for their respective operations and occupancy of any real property;

(ii)    Eagle and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Eagle’s knowledge, threatened Proceedings under Environmental Laws;

(iii)    there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to Eagle’s knowledge, formerly owned or operated) by Eagle or any of its Subsidiaries, in each case, which has resulted in liability to Eagle or its Subsidiaries under Environmental Laws, and, since the Applicable Date, neither Eagle nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by Eagle, by or in connection with Eagle’s operations, or at or from any offsite location where Hazardous Materials from Eagle’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(iv)    except for customary indemnities in standard service agreements, neither Eagle nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

(b)    Eagle has made available to Parent all environmental investigations, studies, audits, or other analyses conducted during the past four (4) years by or on behalf of Eagle that are in the possession or reasonable control of Eagle or its Subsidiaries addressing material or potentially material environmental liabilities with respect to any of their operations or any property owned, operated or otherwise used by any of them.

Section 6.19    Material Contracts.

(a)    Schedule 6.19 of the Eagle Disclosure Letter, together with the lists of exhibits contained in the Eagle SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of the following Contracts to which Eagle or any of its Subsidiaries is a party or to which any of the assets and properties of Eagle or its Subsidiaries are bound:

(i)    each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)    each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Eagle reasonably expects that Eagle and its Subsidiaries will make annual payments in excess of 250,000 or aggregate payments in excess of $1,000,000;

(iii)    each Contract (A) for Indebtedness or the deferred purchase price of property by Eagle or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) or (B) that creates a capitalized lease obligation, except, in the cases of clauses (A) and (B) with an aggregate principal amount not in excess of $200,000, and other than agreements solely between or among Eagle and its Subsidiaries;

(iv)    each Contract to which Eagle or any Subsidiary of Eagle is a party that (A) restricts the ability of Eagle or any Subsidiary of Eagle to compete in any business or with any Person in any geographical area, (B) requires Eagle or any Subsidiary of Eagle to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to Eagle and its Subsidiaries;

(v)    any Contract providing for the purchase or sale by Eagle or any of its Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than sixty (60) days and does not allow Eagle or such Subsidiary to terminate it without penalty on sixty (60) days’ notice or less, (B) contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time or (C) contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (I) more than 1,000 net acres or (II) volumes in excess of 10,000 MMcf of gas or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);

(vi)    any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Eagle set forth in the Eagle Reserve Report), that would reasonably be expected to result in annual payments in excess of $100,000;

(vii)    each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000 in any calendar year or aggregate payments in excess of $1,000,000 over the life of the Contract that are not terminable without penalty or other liability to Eagle (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(viii)    each Contract that could require the disposition of any material assets or line of business of Eagle or its Subsidiaries (or, after the Company Merger Effective Time, Parent or its Subsidiaries);

(ix)    each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Eagle or its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(x)    each ISDA Master Agreement for any Derivative Transaction;

(xi)    each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Eagle;

(xii)    each collective bargaining agreement or other Contract with any labor union, works council, or other labor organization to which Eagle or any of its Subsidiaries is a party or is subject;

(xiii)    each Contract relating to an Eagle Related Party Transaction; and

(xiv)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar Contract requiring Eagle or any of its Subsidiaries to make expenditures from and after January 1, 2021 that either (A) would reasonably be expected to be in excess of $1,000,000 in the aggregate, (B) is material to the operation of Eagle and its Subsidiaries, taken as a whole, or (C) contains an area of mutual interest or any “tag along” or “drag along” (or similar rights) allowing a third party, or requiring Eagle or any of its Subsidiaries, to participate in any future transactions with respect to any assets or properties of Eagle and its Subsidiaries, in each case, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases.

(b)    Collectively, the Contracts that are required to be set forth in Section 6.19(a) are herein referred to as the “Eagle Contracts.” A complete and correct copy of each of the Eagle Contracts has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, each Eagle Contract is legal, valid, binding and enforceable in accordance with its terms on Eagle and each of its Subsidiaries that is a party thereto and, to the knowledge of Eagle, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, neither Eagle nor any of its Subsidiaries is in breach or default under any Eagle Contract nor, to the knowledge of Eagle, is any other party to any such Eagle Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Eagle or its Subsidiaries, or, to the knowledge of Eagle, any other party thereto. There are no disputes pending or, to the knowledge of Eagle, threatened with respect to any Eagle Contract and neither Eagle nor any of its Subsidiaries has received any written notice of the intention of any other party to any Eagle Contract to terminate for default, convenience or otherwise any Eagle Contract, nor to the knowledge of Eagle, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

Section 6.20    Insurance. Set forth on Schedule 6.20 of the Eagle Disclosure Letter is a true, correct and complete list of all material insurance policies held by Eagle or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Eagle Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, each of the Material Eagle Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Eagle Insurance Policy has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, all premiums payable under the Material Eagle Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither Eagle nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Eagle Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Eagle Insurance Policy.

Section 6.21    Derivative Transactions and Hedging.

(a)    Schedule 6.21 of the Eagle Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of Eagle or any of its Subsidiaries) entered into by Eagle or any of its Subsidiaries or for the account of any of their respective customers as of the date hereof pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Eagle and its Subsidiaries. Eagle and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Eagle, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)    The Eagle SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Eagle and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Eagle attributable to the production and marketing of Eagle and its Subsidiaries, as of the dates reflected therein.

Section 6.22    Brokers. Except for the fees and expenses payable to Petrie Partners Securities, LLC, no broker, investment banker, advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Eagle.

Section 6.23    Related Party Transactions. Schedule 6.23 of the Eagle Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of

$120,000 under which any (a) present or former executive officer or director of Eagle or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Eagle or any of its Subsidiaries whose status as a 5% holder is known to Eagle as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of Eagle) is a party to any actual or proposed loan, lease or other Contract with or binding upon Eagle or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Eagle or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of Eagle or any of its Subsidiaries (each of the foregoing, an “Eagle Related Party Transaction”).

Section 6.24    Regulatory Matters.

(a)    Eagle is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)    Neither Eagle nor any of Eagle’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 6.25    No Additional Representations.

(a)    Except for the representations and warranties made in this Article VI, neither Eagle nor any other Person makes any express or implied representation or warranty with respect to Eagle or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Eagle hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Eagle nor any other Person makes or has made any representation or warranty to the Company, CPR, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Eagle or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Eagle in this Article VI, any oral or written information presented to the Company or CPR or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Eagle, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 6.25 shall limit the Company’s or CPR’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Eagle in this Article VI.

(b)    Notwithstanding anything contained in this Agreement to the contrary, Eagle acknowledges and agrees that none of the Company, CPR or any other Person has made or is making any representations or warranties relating to the Company, CPR or their respective Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company and CPR in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Eagle, or any of its Representatives and that Eagle has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Eagle acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Eagle or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Company Merger or the other Transactions) and that Eagle has not relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE VII

COVENANTS AND AGREEMENTS

Section 7.1    Conduct of Company Business Pending the Mergers.

(a)    Except (i) as set forth on Schedule 7.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law (including any COVID-19 Measures), or (iv) as otherwise consented to by Parent and Eagle in writing (which consent shall not be unreasonably withheld, delayed or conditioned), each Group Company covenants and agrees that, until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article IX, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by the Group Companies or their Subsidiaries with respect to the matters specifically addressed by any provision of Section 7.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 7.1(b).

(b)    Except (i) as set forth on Schedule 7.1(b) of the Company Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Parent and Eagle in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article IX, each Group Company shall not, and shall cause its Subsidiaries not to:

(i)    (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, a Group Company or its Subsidiaries, except for dividends and distributions by a wholly owned Subsidiary of the Company to the Company or another Subsidiary of the Company, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except as required by the terms of any capital stock or equity interest existing as of the date hereof, as set forth on Schedule 7.1(b)(i) of the Company Disclosure Letter;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, any Group Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company, and (B) shares of capital stock issued as a dividend made in accordance with Section 7.1(b)(i);

(iii)    amend or propose to amend a Group Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Group Companies’ Subsidiaries (other than ministerial changes);

(iv)    (A) merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of the Company or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than (1) acquisitions of inventory, equipment or other similar assets in the ordinary course of business or (2) pursuant to existing Contracts set forth on Schedule 7.1(b)(iv) of the Company Disclosure Letter;

(v)    sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to a Company Contract in effect on the date of this Agreement, set forth on Schedule 7.1(b)(v) of the Company Disclosure Letter, (B) sales, leases, exchanges or dispositions for which the consideration is less than $1,000,000 individually or $3,000,000 in the aggregate, (C) among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of Hydrocarbons in the ordinary course of business, or (F) swaps of assets or property, which may include cash consideration, of up to $2,000,000 in the aggregate for all such swap transactions;

(vi)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of a Group Company or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of the Company;

(vii)    change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of each Group Company and its Subsidiaries, except as required by GAAP, COPAS or applicable Law;

(viii)    make, change or revoke any material Tax election, but excluding any election that must be made periodically and is made consistent with past practice, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(ix)    take any action or cause any action to be taken, which action could prevent or impede the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment;

(x)    except as required pursuant to an existing Company Benefit Plan or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice (provided such ordinary course of business exception applies solely to employees that are not Tier 1, 2, 3 or 4 Participants under the Company’s Change in Control Severance Plan), (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable Law or as is provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (C) grant or commit to grant any equity-based awards, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Company Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Company Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Company Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire or terminate (other than for cause) any employee with an annualized base salary in excess of $250,000 (except as is reasonably necessary to replace any employee);

(xi)    recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xii)    (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of a Group Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that (1) the foregoing clause (B) shall not restrict the incurrence of Indebtedness under existing credit facilities or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Company Credit Facility do not exceed the amount set forth on Schedule 7.1(b)(xii) of the Company Disclosure Letter;

(xiii)    (A) enter into any Contract that would be a Company Contract or Company Related Party Transaction if it were in effect on the date of this Agreement, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract or Company Related Party Transaction (including the renewal of existing Company Contracts and Company Related Party Transaction on substantially the same terms in the ordinary course of business consistent with past practice), other than in each case, with respect to Contracts of the type described in Section 4.19(a)(ix) only, in the ordinary course of business consistent with past practice;

(xiv)    cancel, modify or waive any debts or claims held by a Group Company or any of its Subsidiaries or waive any rights held by a Group Company or any of its Subsidiaries having a value in excess of $200,000 individually or $1,000,000 in the aggregate;

(xv)    waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes) except solely for monetary payments of no more than $200,000 individually or $1,000,000 in the aggregate, net of applicable insurance payments, recoveries or proceeds, on a basis that would not (A) prevent or materially delay consummation of the Mergers or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries or a finding or admission of a violation of Law;

(xvi)    make or commit to make any capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in the Group Companies’ capital expenditure budget for such fiscal quarter as set forth on Schedule 7.1(b)(xvi) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1,000,000 in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for the Company and its Subsidiaries (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable);

(xvii)    fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of the Group Companies and their respective Subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii)    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Mergers set forth in Article VIII to not be satisfied; or

(xix)    agree or commit to take any action that is prohibited by this Section 7.1(b).

Section 7.2    Conduct of Parent Business Pending the Mergers.

(a)    Except (i) as set forth on Schedule 7.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as expressly permitted or required without the consent of Eagle by the Parent/Eagle Merger Agreement, (iv) as may be required by applicable Law (including any COVID-19 Measures), or (v) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article IX, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 7.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 7.2(b).

(b)    Except (i) as set forth on Schedule 7.2(b) of the Parent Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as expressly permitted or required without the consent of Eagle by the Parent/Eagle Merger Agreement, (iv) as may be required by applicable Law or (v) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article IX, Parent shall not, and shall cause its Subsidiaries not to:

(i)    (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except (1) for dividends and distributions by a wholly owned Subsidiary of Parent to Parent or another Subsidiary of Parent and (2) quarterly cash dividends of Parent that do not exceed $0.35 per share of Parent Common Stock per fiscal quarter, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any Subsidiary of Parent, except as required by the terms of any capital stock or equity interest of a Subsidiary or in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Parent Equity Plan and applicable award agreements;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the issuance of Parent Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof or issued in compliance with clause (D) below, (B) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent, (C) shares of capital stock issued as a dividend made in accordance with Section 7.2(b)(i), and (D) issuances of Parent Common Stock in connection with transactions consummated in compliance with Section 7.2(b)(iv);

(iii)    amend or propose to amend Parent’s Organizational Documents or amend or propose to amend the Organizational Documents of any of Parent’s Subsidiaries (other than ministerial changes);

(iv)    (A) merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of Parent or, in connection with any acquisition permitted by clause (B), or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) acquisitions of inventory, equipment or other similar assets in the ordinary course of business or (2) pursuant to existing Contracts set forth on Schedule 7.2(b)(iv) of the Parent Disclosure Letter;

(v)    sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to a Parent Contract in effect on the date of this Agreement set forth on Schedule 7.2(b)(v) of the Parent Disclosure Letter, (B) sales, leases exchanges or dispositions for which the consideration is less than $1,000,000 individually or $3,000,000 in the aggregate, (C) among Parent and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Parent, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of Hydrocarbons in the ordinary course of business, or (F) swaps of assets or property, which may include cash consideration of up to $2,000,000 in the aggregate for all such swap transactions;

(vi)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;

(vii)    change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)    make, change or revoke any material Tax election, but excluding any election that must be made periodically and is made consistent with past practice, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(ix)    take any action or cause any action to be taken, which action could prevent or impede the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment;

(x)    recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi)    (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under existing credit facilities, or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Parent Credit Facility do not exceed the amount set forth on Schedule 7.2(b)(x) of the Parent Disclosure Letter;

(xii)    Except as required pursuant to an existing Parent Benefit Plan or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable Law or as is provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Parent Benefit Plan, (C) grant or commit to grant any equity-based awards, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Parent Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Parent Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Parent Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire or terminate (other than for cause) any employee with an annualized base salary in excess of $125,000 (except as is reasonably necessary to replace any employee);

(xiii)     (A) enter into any Contract that would be a Parent Contract if it were in effect on the date of this Agreement, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Parent Contract (including the renewal of existing Parent Contracts on substantially the same terms in the ordinary course of business consistent with past practice), other than in each case, with respect to Contracts of the type described in Section 5.19(a)(ix) only, in the ordinary course of business consistent with past practice;

(xiv)    cancel, modify or waive any debts or claims held by Parent or any of its Subsidiaries or waive any rights held by Parent or any of its Subsidiaries having a value in excess of $200,000 individually or $1,000,000 in the aggregate;

(xv)    waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle or compromise any Proceedings (excluding any Proceeding in respect of Taxes) except solely for monetary payments of no more than $200,000 individually or $1,000,000 in the aggregate, net of applicable insurance payments, recoveries or proceeds, on a basis that would not (A) prevent or materially delay consummation of the Mergers or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries or a finding or admission of a violation of Law

(xvi)    make or commit to make any capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in Parent’s capital expenditure budget for such fiscal quarter as set forth on Schedule 7.2(b)(xvi) of the Parent Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1,000,000 in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Parent and its Subsidiaries (provided that Parent shall notify the Company of any such emergency expenditure as soon as reasonably practicable);

(xvii)    fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Parent and its Subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii)    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Company Merger set forth in Article VIII to not be satisfied;

(xix)    (A) consent in writing or otherwise to any action or inaction by Eagle that would violate Section 6.1 of the Parent/Eagle Merger Agreement, (B) amend the Parent/Eagle Merger Agreement, (C) waive any obligation of Eagle under the Parent/Eagle Merger Agreement other than a waiver of any condition to closing set forth in Section 7.1 or Section 7.2 of the Parent/Eagle Merger Agreement, or (D) knowingly fail to enforce its rights against Eagle in respect of any material breach under the Parent/Eagle Merger Agreement; provided, that, for the avoidance of doubt, Parent shall have the right to terminate the Parent/Eagle Merger Agreement in accordance with its terms; or

(xx)    agree or commit to take any action that is prohibited by this Section 7.2(b).

Section 7.3    No Solicitation by each Group Company.

(a)    Each Group Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Company Alternative Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a Company Alternative Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Company Alternative Proposal. Each Group Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, (i) all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, a Company Alternative Proposal and (ii) access to any physical or electronic data rooms with respect to, or that could reasonably be expected to lead to, a Company Alternative Proposal. Within five (5) Business Days of the date of this Agreement, each Group Company shall request the prompt return or destruction of all confidential information previously furnished to any Person (other than Eagle) within the last twelve (12) months for the purposes of evaluating a possible Company Alternative Proposal.

(b)    In addition to the other obligations under this Section 7.3, each Group Company shall promptly (and in any event within 24 hours after receipt thereof by the Company or its Representatives) advise Parent orally and in writing of any Company Alternative Proposal, any request for information with respect to any Company Alternative Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Company Alternative Proposal and the material terms and conditions of such request, Company Alternative Proposal or inquiry, and the identity of the Person making the same.

(c)    Each Group Company agrees that the rights and remedies for noncompliance with this Section 7.3 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Parent and that money damages would not provide an adequate remedy to Parent.

Section 7.4    No Solicitation by Parent.

(a)    From and after the date of this Agreement, Parent and its officers and directors will, will cause Parent’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal. Parent will immediately terminate any physical and electronic data access related to any potential Parent Competing Proposal previously granted to such Person.

(b)    From and after the date of this Agreement, Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)    initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal;

(ii)    engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iii)    furnish any information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to any Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iv)    enter into any letter of intent or agreement in principle, or other agreement providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 7.4(e)(ii) entered into in compliance with Section 7.4(e)(ii)); or

(v)    submit any Parent Competing Proposal to the vote of the stockholders of Parent;

provided, that notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Parent Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 7.4 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)    From and after the date of this Agreement, Parent shall promptly (and in any event within 24 hours) notify the Company of the receipt by Parent (directly or indirectly) of any Parent Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person), and Parent shall provide to the Company promptly (and in any event within 24 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Parent shall (A) keep the Company reasonably informed, on a prompt basis (and in any event within 24 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 24 hours) apprise the Company of the status of any such discussions or negotiations and (B) provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other material written materials provided to Parent or its Representatives from any Person. Without limiting the foregoing, Parent shall notify the Company if Parent determines to begin providing information or to engage in discussions or negotiations concerning a Parent Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d)    Except as permitted by Section 7.4(e), Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)    withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation;

(ii)    fail to include the Parent Board Recommendation in the Joint Proxy Statement;

(iii)    publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 7.4(e)(ii) entered into in compliance with Section 7.4(e)(ii)) relating to a Parent Competing Proposal (a “Parent Alternative Acquisition Agreement”);

(iv)    in the case of a Parent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock (other than by the Company or an Affiliate of the Company), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Parent Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Parent Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(v)    if a Parent Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Parent Board Recommendation on or prior to the earlier of (A) five (5) Business Days after the Company so requests in writing or (B) three (3) Business Days prior to the date of the Parent Stockholders Meeting (or promptly after announcement or disclosure of such Parent Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Parent Stockholders Meeting); or

(vi)    cause or permit Parent to enter into a Parent Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Parent Change of Recommendation”).

(e)    Notwithstanding anything in this Agreement to the contrary:

(i)    the Parent Board may after consultation with its outside legal counsel, make such disclosures as the Parent Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation, such disclosure shall be deemed to be a Parent Change of Recommendation and the Company shall have the right to terminate this Agreement as set forth in Section 9.1(b)(iii);

(ii)    prior to, but not after, the receipt of the Parent Stockholder Approval, Parent and its Representatives may engage in the activities prohibited by Sections 7.4(b)(ii) or 7.4(b)(iii) with any Person if (1) Parent receives a bona fide written Parent Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement and (2) such Parent Competing Proposal did not arise from a breach of the obligations set forth in this Section 7.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 7.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement, as determined by the Parent Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from providing any information to the Company in accordance with this Section 7.4 or that otherwise prohibits Parent from complying with the provisions of this Section 7.4), (B) that any such non-public information has previously been made available to, or is made available to, the Company prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that such Parent Competing Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and (D) prior to taking any such actions, the Parent Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(iii)    prior to, but not after, the receipt of the Parent Stockholder Approval, in response to a bona fide written Parent Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement and did not arise from a breach of the obligations set forth in this Section 7.4, if the Parent Board so chooses, the Parent Board may effect a Parent Change of Recommendation if:

(A)    the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that such Parent Competing Proposal is a Parent Superior Proposal;

(B)    the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C)    Parent provides the Company written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and include a copy of the available proposed Parent Competing Proposal and any applicable transaction and financing documents;

(D)    after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E)    at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith (1) after consultation with Parent’s financial advisors and outside legal counsel, that the Parent Competing Proposal remains a Parent Superior Proposal and (2) after consultation with Parent’s outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material amendment or material modification to any Parent Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Parent Superior Proposal shall be deemed material), Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 7.4(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 7.4(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period; and

(iv)    prior to, but not after, the receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Parent, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation; provided, however, that such a Parent Change of Recommendation may not be made unless and until:

(A)    the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that a Parent Intervening Event has occurred;

(B)    the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C)    Parent provides the Company written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Parent Intervening Event;

(D)    after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E)    at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with Parent’s and outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 7.4(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 7.4(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period.

(f)    During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article IX, Parent shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 7.4, prior to, but not after, the time the Parent Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Parent Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Parent Competing Proposal, on a confidential basis, to the Parent Board and communicate such waiver to the applicable third party; provided, however, that Parent shall advise the Company at least two (2) Business Days prior to taking such action.

(g)    Notwithstanding anything to the contrary in this Section 7.4, any action, or failure to take action, that is taken by or at the direction of a director or officer of Parent or any of its Subsidiaries in violation of this Section 7.4 shall be deemed to be a breach of this Section 7.4 by Parent.

(h)    For the avoidance of doubt, this Section 7.4 shall not prohibit Parent from engaging with Eagle or its Representatives in connection with the transactions contemplated by the Parent/Eagle Merger Agreement; provided that this subsection (h) shall in no way diminish Parent’s obligations under any other provision of this Agreement.

Section 7.5    Certain SEC Filings.

(a)    Each Group Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement, the Joint Proxy Statement and any amendments or supplements thereto.

(b)    Promptly following the date hereof, Parent shall prepare and shall use reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement, (A) the Joint Proxy Statement and (B) the Registration Statement (of which the Joint Proxy Statement will be a part). The Company, Eagle and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. The Company, Eagle and Parent shall use reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after the filing as reasonably practicable and to keep the Registration Statement effective as long as is necessary to consummate the Parent/Eagle Merger and the Mergers. Parent will advise the Company promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information, and Parent, Eagle and the Company shall jointly prepare any response to such comments or requests, and Parent, Eagle agrees to permit the Company (to the extent practicable), and its counsel, to participate in all meetings and conferences with the SEC.

(c)    Parent and Eagle shall each use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions and the Parent/Eagle Merger to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Parent and Eagle will (A) provide the other Parties with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other Parties and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other Parties, which approval shall not be unreasonably withheld, conditioned or delayed.

(d)    Parent and Eagle shall make all necessary filings with respect to the Mergers and the Transactions and the Parent/Eagle Merger and the transactions related thereto under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Parent will advise the Company promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction. Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(e)    If at any time prior to the Company Merger Effective Time, any information relating to Parent, Eagle or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent, Eagle or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Eagle and the stockholders of Parent.

Section 7.6    Parent Stockholders Meeting.

(a)    Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval and the Parent/Eagle Merger Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC. Except as permitted by Section 7.4(e), the Parent Board shall recommend that the stockholders of Parent approve the Parent Stock Issuance and the Eagle Stock Issuance and the Parent Board shall solicit from stockholders of Parent proxies in favor of the Parent Stock Issuance and the Eagle Stock Issuance, and the Joint Proxy Statement shall include the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval and the Parent/Eagle Merger Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by the Company, Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 7.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Parent’s stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Once Parent has established a record date for the Parent Stockholders Meeting, Parent shall not change such record date or establish a different record date for the Parent Stockholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(b)    Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article IX, Parent agrees that its obligations to call, give notice of, convene and hold the Parent Stockholders Meeting pursuant to this Section 7.6(b) shall not be affected by the making of a Parent Change of Recommendation, and its obligations pursuant to this Section 7.6(b) shall not be affected by the commencement, announcement, disclosure, or communication to Parent of any Parent Competing Proposal or other proposal or the occurrence or disclosure of any Parent Intervening Event.

(c)    Promptly after the execution of this Agreement, Parent shall duly adopt this Agreement in its capacity as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2 in accordance with applicable Law and the Organizational Documents of Merger Sub 1 and Merger Sub 2 and deliver to the Company evidence of its vote or action by written consent so adopting this Agreement.

Section 7.7    Access to Information.

(a)    Subject to applicable Law and the other provisions of this Section 7.7, the Company, Eagle and Parent each shall (and shall cause its Subsidiaries to), upon request by another Party, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or

any other statement, filing, notice or application made by or on behalf of Parent, Eagle, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Eagle and their respective Representatives, during the period prior to the earlier of the Company Merger Effective Time and the termination of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent, Eagle and their respective Representatives such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent or Eagle. Parent, Eagle and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i)    No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to any other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract or agreement (provided, however, the Company, Eagle or Parent, as applicable, shall inform the other Parties as to the general nature of what is being withheld and the Company, Eagle and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii)    No Party shall have access to personnel records of the other Parties or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other personnel information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii)    Each Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a Phase II) of any environmental media or building materials at any facility of any other Party or its Subsidiaries without the prior written consent of such other Party (which may be granted or withheld in such other Party’s sole discretion); and

(iv)    No investigation or information provided pursuant to this Section 7.7 shall affect or be deemed to modify any representation or warranty made by any Party herein and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 7.7 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b)    The Confidentiality Agreement dated as of August 1, 2019 between Parent and the Company (as amended, the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement. From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article IX, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

(c)    Parent or Eagle, as applicable, shall provide the Company with notice in writing (e-mail is acceptable) promptly but in no event later than 24 hours after first becoming aware of (i) any breach by Parent or Eagle, respectively, of any representation, warranty, covenant or other agreement contained in the Parent/Eagle Merger Agreement that would give rise to the failure, or any event or circumstance that, with the passage of time, is reasonably likely to result in a failure of any condition to closing set forth in Article VII of the Parent/Eagle Merger Agreement, (ii) any failure of any condition to closing set forth in Article VII of the Parent/Eagle Merger Agreement, (iii) any waiver by Parent or Eagle, respectively, of any condition to closing set forth in Article VII of the Parent/Eagle Merger Agreement, (iv) any breach by Parent or Eagle, respectively, of any representation, warranty, covenant or other agreement contained in the this Agreement that would give rise to the failure, or any event or circumstance that, with the passage of time, is reasonably likely to result in a failure of any condition to Closing set forth in Article VIII of the this Agreement, and (v) any failure of any condition to Closing set forth in Article VIII of this Agreement. The Company shall provide Parent and Eagle with notice in writing (e-mail is acceptable) promptly but in no event later than 24 hours after first becoming aware of (A) any breach by the Company of any representation, warranty, covenant or other agreement contained in the this Agreement that would give rise to the failure, or any event or circumstance that, with the passage of time, is reasonably likely to result in a failure of any condition to Closing set forth in Article VIII of the this Agreement, and (B) any failure of any condition to Closing set forth in Article VIII of this Agreement.

(d)    To the extent not covered by Section 7.7(c) above, Parent shall promptly provide to the Company any material notices, communications or other information provided by Eagle to Parent pursuant to Section 6.16(b) of the Parent/Eagle Merger Agreement.

Section 7.8    HSR and Other Approvals.

(a)    Parent, Eagle and each Group Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, including under any applicable Laws, to consummate and make effective the Transactions, including (i) the prompt preparation and filing of all forms, notifications, declarations, registrations, notices and other submissions required to be filed with any Governmental Entity prior to the consummation of the Transactions, (ii) the satisfaction of the conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any Consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required or requested under the HSR Act or any other Antitrust Laws) required to be obtained or made by Parent, Eagle, any Group Company or any of their respective Subsidiaries in connection with or that are necessary to consummate the Transactions, (iv) taking reasonable actions to defend any Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed and (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall any Group Company, Parent, Eagle or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver to effectuate the Transactions. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Transactions, the Parties shall cooperate with each other and use their respective reasonable best efforts to contest and resist any such litigation, action or Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Additionally, Parent and each Group Company shall use reasonable best efforts to fulfill all conditions precedent to the Transactions and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any

Consent, clearance, authorization, order or approval from any Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the Parties shall use reasonable best efforts to effect such transfers.

(b)    Parent and each Group Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required Consents, clearances, authorizations, orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 7.8. In that regard, each Party shall promptly consult with the other Parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of), all filings, notices or other submissions made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material communication from any Governmental Entity regarding the Transactions, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication with any such Governmental Entity. If any Party or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Parties, an appropriate response in substantial compliance with such request. None of Parent, Eagle or any Group Company shall participate in any meeting or teleconference with any Governmental Entity where material issues would likely be discussed in connection with this Agreement and the Transactions unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend and participate thereat. Each Party shall furnish the other Parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Transactions, and furnish the other Parties with such necessary information and reasonable assistance as the other Parties may reasonably request in connection with its preparation of necessary filings, notices or other submissions of information or documents to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 7.8 may be redacted (i) to remove references concerning the valuation of the Group Companies, Parent, the Transaction or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

(c)    The Group Companies and Parent shall file, as promptly as practicable, but in any event no later than fifteen (15) Business Days after the date of this Agreement, the notification and report forms required under the HSR Act. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process; provided, however, the final determination as to the appropriate course of action shall be made by Parent.

Section 7.9    Employee Matters.

(a)    Between the date hereof and the Company Merger Effective Time, the Company shall (and the Company shall cause its Subsidiaries to) make reasonably available to Parent the employees of the Company and its Subsidiaries so that Parent may interview such employees and evaluate their roles and responsibilities with the Company and its Subsidiaries, including with respect to potential promotions, transfers, or job eliminations following the Closing.

(b)    The Parties agree that for a period of 12 months following the Closing Date, each employee who is employed as of the Closing Date by the Company or a Subsidiary thereof and who continues to be so employed as of immediately following the Closing Date (each, a “Company Employee”) shall be provided with (i) annual base salary or base wage rate, and annual cash bonus opportunities that are no less favorable than the Company Employees annual base salary or base wage rate, and annual cash bonus opportunities as of the Company Merger Effective Time, and (ii) other employee benefits that are, in the aggregate, substantially comparable to those in effect for similarly situated employees of Parent and its Subsidiaries. In addition, a Company Employee whose employment is involuntarily terminated other than for cause within the period of 12 months following the Closing Date (or such longer change in control coverage period as required under the applicable Company Benefit Plan) shall be provided with severance benefits (subject to satisfying any applicable release requirements) that are no less favorable than those in effect for such Company Employee immediately prior to the Closing Date.

(c)    Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to honor their respective obligations under all employment, severance, change in control, retention and other agreements, if any, between the Company (or a Subsidiary thereof) and a Company Employee, including, but not limited to, those Company Benefit Plans set forth on Schedule 6.7(d) of the Company Disclosure Letter, it being understood that the foregoing shall not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable agreements.

(d)    From and after the Company Merger Effective Time, as applicable, the Parties shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to credit the Company Employees for purposes of vesting, eligibility, severance and benefit accrual under the Parent Benefit Plans and the Company Benefit Plans, as applicable, (other than for any purposes with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical benefits or disability benefits or to the extent it would result in a duplication of benefits or compensation for the same period of service) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries (and any predecessor entities), as applicable, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Benefit Plan in effect immediately prior to the Closing Date, to the extent that such credit does not result in duplicate benefits.

(e)    The Parties shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health coverage of any Company Employees or any of their covered, eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable Parent Benefit Plan to the extent such Company Employee or covered, eligible dependents are covered under an analogous Company Benefit Plan, as applicable, immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Parent Benefit Plan and (ii) give each Company Employee credit for the plan year in which the Closing Date occurs towards applicable copayments, deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider and only to the extent such copayments, deductibles or limits for medical expenses were satisfied or did not apply under the analogous Company Benefit Plan in effect immediately prior to the Closing Date.

(f)    Prior to the Closing Date, if requested by Parent in writing at least three (3) days before the Closing, the Company shall cause the Company and its Subsidiaries to take all necessary and appropriate actions to cause (i) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) to be terminated and (ii) all participants to cease participating under the Company 401(k) Plan, in each case, effective no later than the Business Day preceding the Closing Date; provided, however, that such actions may be contingent upon Closing. The Company shall provide Parent with an advance copy of all documentation necessary to effect this Section 7.9(f) and a reasonable opportunity to comment thereon prior to the adoption or execution thereof. In the event the Company 401(k) Plan is terminated as set forth in the preceding sentence, as soon as administratively practicable following the Company Merger Effective Time, Parent shall take any and all reasonable actions as may be reasonably required, including amendments to a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code designated by Parent (the “Parent 401(k) Plan”) to (A) cause the Parent 401(k) Plan to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in the form of cash and/or loan promissory notes in an amount equal to the full account balance distributed or distributable to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan and (B) cause each Company Employee to become a participant in the Parent 401(k) Plan as of the Closing Date (subject to any applicable eligibility requirements, but giving effect to the service crediting provisions of Section 7.9(d)).

(g)    Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 7.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company, Parent or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.9) under or by reason of any provision of this Section 7.9. Nothing in this Section 7.9 is intended to (i) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating the employment or service of any Person, including a Company Employee, at any time and for any reason, (ii) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the Company Merger Effective Time, the Surviving Corporation) or any particular term or condition of employment or service, or (iii) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating, revising or amending any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries.

Section 7.10    Indemnification; Directors’ and Officers’ Insurance.

(a)    Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Company Merger Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Parent or the Company, as applicable, immediately prior to the date of this Agreement, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Company Merger Effective Time, a director or officer of Parent, the Company or any of their respective Subsidiaries or who acts as a fiduciary under any Parent Benefit Plan or Company Benefit Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of Parent, the Company or any of their respective Subsidiaries, a fiduciary under any Parent Benefit Plan or Company Benefit Plan or is or was serving at the request of Parent, the Company or any of their respective Subsidiaries as a director, officer, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Company Merger Effective Time and whether asserted or claimed prior to, but not after, the Company Merger Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of the Company’s regularly engaged legal counsel or other counsel satisfactory to them, in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Company Merger Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 7.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 7.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 7.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b)    Parent and the Surviving Corporation agree that, until the six (6) year anniversary date of the Company Merger Effective Time, that neither Parent nor the Surviving Corporation shall amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Parent, the Company or any of their respective Subsidiaries and any of their respective directors or officers existing and in effect immediately prior to the Company Merger Effective Time.

(c)    Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 7.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 7.10 or under any charter, bylaw or Contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)    Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Company Merger Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Company Merger Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as Parent’s or the Company’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as Parent’s or the Company’s existing policies, as applicable, with respect to matters, acts or omissions existing or occurring at, prior to, or after, the Company Merger Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by Parent or the Company, as applicable, for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)    In the event that Parent, the Surviving Corporation or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.10. The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 7.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 7.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of Parent, the Company or any of their respective Subsidiaries, or under any applicable Contracts or Law. Parent and the Surviving Corporation shall pay all expenses, including reasonable and documented attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 7.10.

Section 7.11    Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of any Group Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or the Parent/Eagle Merger, or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), each of the Company, Eagle or Parent, as applicable, shall promptly notify the other parties of such Transaction Litigation and shall keep the other parties reasonably informed with respect to the status thereof. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at such Party’s cost) and shall consider in good faith, acting reasonably the other Party’s advice with respect to such Transaction Litigation; provided that the Party that is subject to such Transaction Litigation shall not offer or agree to settle any Transaction Litigation without the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed).

Section 7.12    Section 280G. Prior to the Closing Date, the Company shall use commercially reasonable efforts to obtain a waiver from each individual who could be a “disqualified individual” (within the meaning of Section 280G of the Code) and who could receive payments that could constitute “parachute payments” under Section 280G of the Code. Prior to the Closing Date, the Company shall use its commercially reasonable efforts to seek the approval of the stockholders of the Company in accordance with Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to payments and/or benefits that, in the absence of the executed waivers by the affected disqualified individuals, might otherwise, separately or in the aggregate, result in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code. Prior to the Closing, the Company shall deliver to Parent evidence that a vote of the Company’s stockholders who are entitled to vote was solicited in accordance with the foregoing provisions of this Section 7.12 and that either (a) the requisite number of stockholder votes was obtained with respect to the waived payments and benefits, or (b) that such approval was not obtained, and, as a consequence, such waived payments and benefits shall not be made or provided to the applicable disqualified individual. The form and substance of all stockholder approval documents contemplated by this Section 7.12, including the waivers, shall be subject to the prior reasonable review and comment by Parent.

Section 7.13    Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Mergers and the investor presentation given to investors on the morning of announcement of the Mergers; provided, in the case of clauses (a) and (b), such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and Parent shall not be required by any provision of this Agreement to consult with or obtain any approval from any Group Company with respect to a public announcement or press release issued in connection with the receipt and existence of a Parent Competing Proposal and matters related thereto or a Parent Change of Recommendation other than as set forth in Section 7.4.

Section 7.14    Control of Business. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 7.15    Transfer Taxes. To the extent any Transfer Taxes are imposed with respect to the Company Merger, such Transfer Taxes shall be borne by the Surviving Corporation. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to such Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.

Section 7.16    Reasonable Best Efforts; Notification.

(a)    Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VII, upon the terms and subject to the conditions set forth in this Agreement (including Section 7.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Mergers and the other Transactions.

(b)    Subject to applicable Law and as otherwise required by any Governmental Entity, the Company, Eagle and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent, Eagle or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions).

Section 7.17    Stock Exchange Listing. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Company Merger to be approved for listing on the NYSE prior to the Company Merger Effective Time, subject to official notice of issuance.

Section 7.18    Tax Matters. Each of Parent and the Company will use (and will cause each of its Affiliates to use) reasonable best efforts to cause the Integrated Mergers, taken together, to qualify for the Reorganization Treatment. Parent and the Company will cooperate with one another and their respective Tax advisors in connection with the issuance to Parent or the Company of any opinion relating to the Reorganization Treatment of the Integrated Mergers, including using reasonable best efforts to deliver to the relevant Tax advisor a certificate (dated as of the necessary date and signed by an officer of Parent or the Company, or their respective affiliates, as applicable) containing such customary representations as are reasonably necessary or appropriate for such purposes. Each of Parent and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Integrated Merger, taken together, may not qualify for the Reorganization Treatment. This Agreement is intended to constitute and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a). The relevant Parties shall treat the Integrated Mergers, taken together, as qualifying for the Reorganization Treatment for U.S. federal, state and other relevant income Tax purposes, shall file all their Tax Returns consistent with the Reorganization Treatment and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a)(1) of the Code, take no Tax position inconsistent with the Reorganization Treatment.

Section 7.19    Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

Section 7.20    Obligations of Parent Parties. Parent shall take all action necessary to cause Merger Sub 1, Merger Sub 2, the Surviving Corporation and the Surviving Entity to perform their respective obligations under this Agreement and, with respect to Merger Sub 1 and Merger Sub 2, to consummate the transactions contemplated hereby, including the Mergers, upon the terms and subject to the conditions set forth in this Agreement.

Section 7.21    Prepayment of Company Credit Facility. To the extent that Debt Financing or Replacement Financing are obtained prior to Closing, the Company and its Subsidiaries shall deliver to Parent at least three (3) Business Days prior to the Closing Date a copy of a payoff letter in form reasonably satisfactory to Parent, setting forth the total amounts payable pursuant to the Company Credit Facility to fully satisfy all principal, interest, fees, costs, and expenses owed to each holder of Indebtedness under the Company Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the Company Credit Facility that upon payment in full of all such amounts owed to such holder, all Indebtedness under the Company Credit Facility shall be discharged and satisfied in full, the Loan Documents (as defined in the Company Credit Facility) shall be terminated with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and all liens on the Company and its Subsidiaries and their respective assets and equity securing the Company Credit Facility shall be released and terminated, together with any applicable documents necessary to evidence the release and termination of all liens on the Company and its Subsidiaries and their respective assets and equity securing, and any guarantees by the Company and its Subsidiaries in respect of, such Company Credit Facility.

Section 7.22    Financing.

(a)    Financing Cooperation.

(i)    Prior to the Closing Date, the Company shall use its commercially reasonable efforts to provide and to cause it Subsidiaries to provide, the Parent such cooperation as may be reasonably requested by the Parent with respect to the arrangement of Debt Financing and/or Replacement Financing; provided that such requested cooperation does not unreasonably interfere with operations of the Company or its Subsidiaries or its or their respective assets and that any information requested by the Parent is reasonably available to the Company or any of its Affiliates or its or their Representatives. Such cooperation shall include, without limitation, using commercially reasonable efforts to (i) provide historical financial information, lease operating statements and reserve engineering reports and other similar information prepared in the ordinary course of business relating to the Company’s assets and all updates thereto and provide reasonable assistance to the Parent in connection with the preparation of pro forma financial information to be included in any marketing materials to be used in connection with any Debt Financing and/or Replacement Financing, (ii) provide information reasonably requested by the Parent for its preparation of customary materials for bank information memoranda, offering prospectuses and documents, marketing materials, rating agency presentations and similar customary documents reasonably required in connection with the Debt Financing and/or Replacement Financing, and identify any information contained therein that would constitute material, non-public information with respect to the Company or its securities or any of its assets for purposes of foreign, United States federal or state securities laws, (iii) cause the independent accountants of the Company to provide reasonable assistance to the Parent, consistent with their professional practice, including by participating in accounting due diligence sessions (if reasonably requested by the Debt Financing Sources and/or sources of the Replacement Financing), to provide their consent to use of their audit reports relating to the Company’s assets (if applicable) on customary terms and to deliver a customary comfort letter covering items reasonably requested by the Debt Financing Sources (and/or sources providing the Replacement Financing) in any offering memorandum or prospectus relating to a Debt Financing and/or Replacement Financing, (iv) reasonably cooperate in satisfying the covenants and conditions precedent to any Debt Financing and/or Replacement Financing to the extent such covenants and conditions require the cooperation of the Company, its Affiliates or its or their representatives, (v) furnish all documentation and other information required by governmental authorities under applicable “know your customer” and anti-

money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and (vi) reasonably facilitate the Parent’s preparation of the documentation necessary to pledge and mortgage the Company’s assets that will be collateral under the Debt Financing and/or Replacement Financing, including, without limitation, to reasonably assist the Parent in its preparation of disclosure schedules relating to the Company’s assets in connection with Debt Financing and/or Replacement Financing; provided, however, that no such collateral or mortgage documents shall be affective prior to the Company Merger Effective Time.

(ii)    From and after the date of this Agreement, the Company shall, and shall cause its Representatives to, use reasonable best efforts to (i) prepare and deliver to Parent (A) audited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries at and for the years ended December 31, 2020, and December 31, 2019, together with the related executed audit opinion of the independent public accountants of the Company (the “Company Audited Financial Statements”), as promptly as practical (and in no event no later than July 2, 2021), (B) (I) audited balance sheets of CPR OpCo and its Subsidiaries as of December 31, 2020, (II) audited income statements, statements of cash flows of CPR OpCo and its Subsidiaries, on a consolidated basis, for the fiscal year ended December 31, 2020, and (III) unaudited statement of income and cash flows of the Company and its Subsidiaries at and for the year ended December 31, 2018 (the “Company Additional Financial Statements”), as promptly as practical (in no event later than June 11, 2021 (with respect to clauses (I) and (II)) and July 2, 2021 (with respect to clause (III)), (C) unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries at and for the fiscal quarter ended March 31, 2021 (the “Company First Quarter Financial Statements” and, together with the Company Audited Financial Statements and the Company Additional Financial Statements, the “Company Required Financial Statements”), as promptly as practical (and in no event no later than July 2, 2021), and (D) unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries at and for each subsequent fiscal quarter that ends prior to the Company Merger Effective Time (the “Interim Company Financial Statements”), as promptly as practical (and in no event no later than 40 days following the end of such fiscal quarter), in each case in such form as may be (1) required by any applicable securities laws to be filed with the SEC by Parent as a result of the Transactions and (2) reasonably requested by Parent’s financing sources to be included in bank books and similar documents or as is otherwise customary for transactions of the type contemplated by the Debt Financing; (ii) provide such direction and assistance as is reasonably required to support the needs of the independent public accountants of the Company, including (A) executing and delivering management representation letters as reasonably required by the independent public accountants of the Company, (B) providing prepared relevant financial statements to be the subject of the audit, (C) providing all reasonably required supporting accounting records and (D) providing reasonable access to relevant systems, files and persons; and (iii) causing the independent public accountants of the Company to provide to Parent no later than the date on which such audited financial statements must be filed with the SEC any consent necessary to the filing of such financial statements with the SEC and any such customary representation letters as are necessary in connection therewith.

(b)    Senior Credit Facilities. The Company and Parent shall use their respective reasonable best efforts to procure (including in the event that the borrowing base under the Parent Credit Facility is reduced on or prior to the Closing Date (a “Borrowing Base Redetermination”)), through the amendment or restatement of the Parent Credit Facility, arrangement of Debt Financing, through a new credit facility, or any combination of the foregoing, senior secured debt financing on terms reasonably acceptable to Parent, Eagle and Company in an amount sufficient for the combined company’s liquidity needs and in an amount of not less than $700,000,000 (in the case of the amended or restated Parent Credit Facility, the aggregate borrowing base and available commitments (drawn and undrawn) thereunder shall be increased so that the total borrowing base and available commitments thereunder after giving effect to such amendment or restatement are in an amount sufficient for the combined company’s liquidity needs and in an amount not less than $700,000,000) (“Replacement Financing”).

Section 7.23    Derivative Contracts; Hedging Matters.

(a)    The Company shall use commercially reasonable efforts to assist Parent, its Affiliates and its and their Representatives in the amendment, assignment or novation of any Derivative Transaction (including any commodity hedging arrangement or related Contract) of the Company or any of its Subsidiaries, in each case, on terms that are reasonably requested by Parent and effective at and conditioned upon the Closing.

(b)    Between the date hereof and the Company Merger Effective Time, (i) each of the Company and Parent shall use commercially reasonable efforts to comply with any hedging requirements under the Company Credit Facility and the Parent Credit Facility, respectively, and (ii) each of the Company and Parent shall notify the other Party promptly following any changes to its hedge positions.

Section 7.24    Transfer Agent Acknowledgement. Prior the Closing, Parent will instruct the Transfer Agent to create a book-entry account for the Company (or, as applicable, its designees) and, effective at the Closing, to credit the Company’s (or, as applicable, the Company’s designees) account with the number of shares of Parent Common Stock equal to the Merger Consideration as set forth in the closing statement. Effective at the Closing, Parent will issue the shares of Parent Common Stock equal to the Merger Consideration as set forth in the closing statement to the Company or, as applicable, its designees in the amount set forth in the written notice.

Section 7.25    Registration Rights Agreement. Concurrent with the Closing, Parent, the Company Designated Holder and certain other parties identified therein shall enter into the Registration Rights Agreement.

Section 7.26    Cooperation. The Parties shall cooperate with respect to the matters described in Schedule 7.26.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1    Conditions to Each Party’s Obligation to Consummate the Company Merger. The respective obligation of each Party to consummate the Company Merger is subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)    Stockholder Approvals. (i) The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and (ii) the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Parent.

(b)    Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c)    No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Transactions, including the Company Merger, and no Law shall have been adopted that makes consummation of the Transactions, including the Company Merger, illegal or otherwise prohibited.

(d)    Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e)    NYSE Listing. The shares of Parent Common Stock issuable to the holders of shares of Company Common Stock to be issued pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

(f)    Parent/Eagle Merger Agreement. The closing of the transactions contemplated by the Parent/Eagle Merger Agreement shall have occurred, or shall occur substantially concurrently with the Closing.

Section 8.2    Additional Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to consummate the Company Merger are subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a)    Representations and Warranties of the Group Companies. (i) The representations and warranties of the Group Companies set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Capital Structure), Section 4.2(b) (Capital Structure), the third and fifth sentences of Section 4.2(c) (Capital Structure), Section 4.3(a) (Authority, No Violations, Consents and Approvals) and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a), Section 4.2(b) and the third and fifth sentences of Section 4.2(c), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Group Companies set forth in Section 4.2(c) (Capital Structure) (except for the second sentence of Section 4.2(c)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Group Companies set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    Performance of Obligations of the Group Companies. The Group Companies shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Company Merger Effective Time.

(c)    Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of each Group Company, dated the Closing Date, confirming that the conditions in Sections 8.2(a) and 8.2(b) have been satisfied.

(d)    Delivery of Financial Statements. The Company Required Financial Statements and the Interim Company Financial Statements shall have been delivered to Parent.

(e)    Elimination of Shareholder Loan. The Company shall have received from its sole shareholder an assignment of all outstanding loans by such shareholder to the Company as a contribution in respect of its capital stock, or otherwise obtained the cancellation of all of its outstanding indebtedness owing to any Person.

Section 8.3    Additional Conditions to Obligations of the Group Companies. The obligation of the Group Companies to consummate the Company Merger is subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived exclusively by the Group Companies, in whole or in part, to the extent permitted by applicable Law:

(a)    Representations and Warranties of the Parent Parties. (i) The representations and warranties of the Parent Parties set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a)

(Capital Structure), the second sentence, fifth sentence and seventh sentence of Section 5.2(b) (Capital Structure), Section 5.3(a) (Authority, No Violations, Consents and Approvals), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a) and the second sentence, fifth sentence and seventh sentence of Section 5.2(b) for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2(b) (Capital Structure) (except for the third sentence of Section 5.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Parent Parties set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    Representations and Warranties of Eagle. (i) The representations and warranties of Eagle set forth in the first sentence of Section 6.1 (Organization, Standing and Power), Section 6.2(a) (Capital Structure), the third and fifth sentences of Section 6.2(c) (Capital Structure), Section 6.3(a) (Authority, No Violations, Consents and Approvals), and Section 6.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 6.2(a) and the third and fifth sentences of Section 6.2(c), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Eagle set forth in Section 6.2(c) (Capital Structure) (except for the second sentence of Section 6.2(c)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct all material respects only as of such date or period of time), and (iii) all other representations and warranties of Eagle set forth in Article VI shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Eagle Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(c)    Performance of Obligations of the Parent Parties. The Parent Parties each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Company Merger Effective Time.

(d)    Parent/Eagle Merger Agreement. Neither Parent nor Eagle shall have waived any of the conditions to the closing of the transactions set forth in Article VII of the Parent/Eagle Merger Agreement in a manner materially adverse to the Company or its stockholder.

(e)    Compliance Certificates. The Company shall have received (i) a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 8.3(a),

Section 8.3(c) and 8.3(d) have been satisfied and (ii) a certificate of Eagle signed by an executive officer of Eagle, dated the Closing Date, confirming that the conditions in Sections 8.3(b)and 8.3(d) have been satisfied.

Section 8.4    Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Company Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 8.1, 8.2, or 8.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE IX

TERMINATION

Section 9.1    Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Company Merger Effective Time, whether (except as expressly set forth below) before or after the Parent Stockholder Approval has been obtained:

(a)    by mutual written consent of the Company and Parent;

(b)    by either the Company or Parent:

(i)    if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of any of the Mergers and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of any of the Mergers illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 9.1(b)(i) occurring;

(ii)    if the Mergers shall not have been consummated on or before 5:00 p.m. Denver, Colorado time, on December 6, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Mergers to occur on or before such date;

(iii)    in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a), Section 8.3(b) or Section 8.3(c), as applicable (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement and, with respect to the Company, no Company Designated Holder is in material breach of its obligations under the applicable Company Support Agreement; or

(iv)    if the Parent Stockholder Approval shall not have been obtained upon a vote at a duly held Parent Stockholders Meeting;

(c)    by the Company:

(i)    prior to, but not after, the time the Parent Stockholder Approval is obtained, if the Parent Board shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement); or

(ii)    if any waiver described in Section 8.3(d) has been provided by Parent or Eagle.

(d)    by Parent:

(i)    if the Company Required Financial Statements are not delivered by the Company to Parent by July 2, 2021; or

(ii)    if the audited financial statements of CPR OpCo for December 31, 2020 as delivered by the Company to Parent is materially different in an adverse manner from the corresponding unaudited financial statements of CPR OpCo for December 31, 2020 included in the Company Financial Statements, provided that, for the avoidance of doubt, any changes associated with a going concern qualification included in such audited financial statements shall be deemed not to be material for purposes of this clause (ii);

and, provided, further, that termination by Parent under Section 9.1(d)(i) is conditioned upon Parent delivering notice of termination prior to the filing with the SEC of the Joint Proxy Statement and that termination by Parent under Section 9.1(d)(ii) is conditioned upon Parent delivering notice of termination no later than five Business Days after the event giving rise to Parent’s termination rights thereunder.

Section 9.2    Parent/Eagle Merger Agreement. This Agreement shall be terminated, automatically, without any further action of any Party, if the Parent/Eagle Merger Agreement is terminated for any reason.

Section 9.3    Notice of Termination; Effect of Termination.

(a)    A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b)    In the event of termination of this Agreement by any Party as provided in Section 9.1 or Section 9.2, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 9.3, Section 7.7(b), Section 9.4 and Article I and Article X (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or fraud.

Section 9.4    Expenses and Other Payments.

(a)    Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Mergers shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the Mergers shall be borne equally by Parent, the Company and Eagle.

(b)    If the Company terminates this Agreement pursuant to Section 9.1(c)(i) (Parent Change of Recommendation), then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company, subject to Section 9.4(g), no later than three (3) Business Days after notice of termination of this Agreement.

(c)    If the Parent/Eagle Merger Agreement terminates or is terminated pursuant to its terms and either Parent receives a termination fee from Eagle or Eagle receives a termination fee from Parent (in either case pursuant to Section 8.3 of the Parent/Eagle Merger Agreement), then Parent shall pay the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company, subject to Section 9.4(g), no later than three (3) Business Days after notice of termination of this Agreement.

(d)    If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 9.1(b)(iv) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Parent Stockholders Meeting or (B) Parent terminates this Agreement pursuant to Section 9.1(b)(ii) (Outside Date) at a time when the Company would be permitted to terminate this Agreement pursuant to Section 9.1(b)(iii) (Parent Terminable Breach) or the Company terminates this Agreement pursuant to Section 9.1(b)(iii) (Parent Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to the stockholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, a Parent Competing Proposal) or consummates a Parent Competing Proposal, then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company, subject to Section 9.4(g), no later than three (3) Business Days after the earliest event to occur in clause (ii) hereof. For purposes of this Section 9.4(d), any reference in the definition of Parent Competing Proposal to “15%” shall be deemed to be a reference to “more than 50%”.

(e)    If Parent (i) terminates this Agreement pursuant to Section 9.1(b)(iii) (Company Terminable Breach) or the Company terminates this Agreement pursuant to Section 9.1(b)(ii) (Outside Date) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 9.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Alternative Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Alternative Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Alternative Proposal) or consummates a Company Alternative Proposal, then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent, no later than three (3) Business Days after the earliest event to occur in clause (ii) hereof. For purposes of this Section 9.4(e), any reference in the definition of Company Alternative Proposal to “15%” shall be deemed to be a reference to “more than 50%”.

(f)    For purposes of this Agreement, (i) the term “Company Termination Fee” means $37,500,000, and (ii) the term “Parent Termination Fee” means $37,500,000; provided, that the Parent Termination Fee shall be reduced to $15,000,000 if a termination fee is also paid by Parent or Eagle under the Parent/Eagle Merger Agreement. Notwithstanding the foregoing, to the extent a Parent Termination Fee is required to be paid while the Parent/Eagle Merger Agreement is still in effect, Parent shall only be obligated to initally pay the Company $15,000,000. Thereafter, only upon the consummation of the Parent/Eagle Merger or the termination of the Parent/Eagle Merger Agreement where neither Parent nor Eagle pays the other a termination fee, Parent shall be required to pay the remaining $22,500,000 to the Company.

(g)    In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee. In no event shall the Company be entitled to receive more than one payment of the Parent Termination Fee, except as provided in Section 9.4(g) and only up to $37,500,000. The Parties agree that the agreements contained in this Section 9.4 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 9.4, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 9.4 and the specific performance remedies set forth in Section 10.11 shall be the sole and exclusive remedies of (i) any Group Company and its Subsidiaries against the Parent Parties and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of any of the Mergers to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Parent Parties shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of the Parent Parties or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) the Parent Parties against any Group Company and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of any of the Mergers to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Group Company shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, no Group Company or any of their Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE X

GENERAL PROVISIONS

Section 10.1    Schedule Definitions. All capitalized terms in the Company Disclosure Letter, the Eagle Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

Section 10.2    Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article X, Section 4.28 (No Additional Representations), Section 5.28 (No Additional Representations), Section 6.25 (No Additional Representations) Section 7.9 (Employee Matters), Section 7.10 (Indemnification; Directors’ and Officers’ Insurance) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Company Merger Effective Time.

Section 10.3    Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i)	if to the Parent Parties, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E-mail:     SMarter@bonanzacrk.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin St.

Houston, TX 77002

Attention: Stephen M. Gill

E-mail: sgill@velaw.com

and

Vinson & Elkins LLP

1114 Avenue of the Americas, 32nd Floor

New York, NY 10036

Attention: Shelley A. Barber

E-mail: sbarber@velaw.com

with a required copy to (which copy shall not constitute notice):

Extraction Oil & Gas, Inc.

370 17th Street, Suite 5200

Denver, CO 80202

Attention: Eric Christ

E-mail: echrist@extractionog.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:     Doug Bacon, P.C.

                      Enoch Varner

E-mail:     douglas.bacon@kirkland.com

                  enoch.varner@kirkland.com

(ii)	if to any Group Company, to:

CPPIB Crestone Peak Resources America Inc.

One Queen Street East, Suite 2500

Toronto, ON

M5C 2W5

Canada

Attention: Bruce Hogg, Managing Director, Head of Sustainable Energy

Email: legalnotice@cppib.com

with a required copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP

1801 California Street, Ste. 4200

Denver, CO 80202-2642

Attention:     Beau Stark

E-mail:         bstark@gibsondunn.com

Section 10.4    Rules of Construction.

(a)    Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b)    The inclusion of any information in the Company Disclosure Letter, the Eagle Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter, the Eagle Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter, the Eagle Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, Eagle and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect, Eagle Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter, the Eagle Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter, the Eagle Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter, the Eagle Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter, Parent Disclosure Letter or Eagle Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)    The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter, the Eagle Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)    All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Any capitalized terms herein which are defined with reference to another agreement are defined with reference to such other agreement as of the date hereof, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Denver, Colorado time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e)    In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, solely to the extent (x) permitted by the terms thereof and, if applicable, by the terms of this Agreement and (y) that such amendment, modification, supplement, restatement or replacement has been made available to Parent prior to the date of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was (A) in the electronic data room relating to the Transactions maintained by the Company, Eagle or Parent, as applicable, (B) filed with or furnished to the SEC and available on Edgar, or (C) provided by the Company, Eagle or Parent, as applicable, in physical form for review by the other Parties or their Representatives, in each case, by 5:00 p.m. Denver, Colorado time on the day prior to the execution of this Agreement.

Section 10.5    Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or e-mail in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 10.6    Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Parent/Eagle Merger Agreement, the Confidentiality Agreement, the Registration Rights Agreement, the Joint Bidding Agreement, the Company Stockholder Consent and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for (a) the provisions of Section 2.9 (which is intended for the benefit of, and shall be enforceable by, CPP Investments), (b) the provisions of Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration) but only from and after the Company Merger Effective Time, (c) the provisions of Section 7.10 (which from and after the Company Merger Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Company Merger Effective Time and (d) the Company Stockholder Consent, Section 9.2, Section 10.12 and Section 10.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Debt Financing Sources shall be deemed third party beneficiaries of the provisions set forth in this Section 10.6, Section 10.12, Section 10.13, Section 10.14 and Section 10.15. The Company Stockholder Consent and the right to terminate this Agreement pursuant to Section 9.2 are intended to be for the benefit of Eagle, who is hereby designated an express third-party beneficiary thereof and any Person’s obligations contained in the Company Stockholder Consent and rights pursuant to Section 9.2 may be enforced directly by Eagle, including, without limitation, pursuant to rights of specific performance or by pursuing any other remedy at law or in equity, regardless of whether the Company or Parent has taken any enforcement action under the Company Stockholder Consent or this Agreement, or pursued any such other remedy.

Section 10.7    Governing Law; Venue; Waiver of Jury Trial.

(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(C)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.7.

Section 10.8    Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

Section 10.9    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 10.9 shall be void.

Section 10.10    Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether stockholders or otherwise), including the Company Designated Holder and any Affiliate of any Company Designated Holder and (b) any director, officer, employee, Representative or agent of (i) the Company, (ii) the Company Designated Holder and any Affiliate of any Company Designated Holder or (iii) any Person who controls the Company. No Company Affiliate shall have any liability or obligation to the Parent Parties of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Parent Parties hereby waive and release all claims of any such liability and obligation, except in each case as expressly provided by the Company Support Agreement as among the Company Designated Holder, the Company and Parent. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in Parent (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) Parent or (ii) any Person who controls Parent. Each of the following is herein referred to as an “Eagle Affiliate”: (x) any direct or indirect holder of equity interests or securities in Eagle (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (1) Eagle or (2) any Person who controls Eagle. No Parent Affiliate nor Eagle Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Company hereby waives and releases all claims of any such liability and obligation.

Section 10.11    Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 9.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 10.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 10.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 10.12    Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties, including, for the avoidance of doubt, Eagle. The provisions relating to the Debt Financing Sources set forth in Section 10.6, this Section 10.12, Section 10.13, Section 10.14 and Section 10.15 (including defined terms that would modify the substance of such Sections) may not be amended or altered in any manner that is materially adverse to the interests of the Debt Financing Sources or their respective Affiliates without the consent of the Debt Financing Sources.

Section 10.13    Extension; Waiver. At any time prior to the Company Merger Effective Time, the Company and Parent (if consented to in writing by Eagle) may, to the extent legally allowed:

(a)    extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)    waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)    waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 10.6, Section 10.12, this Section 10.13, Section 10.14 and Section 10.15 (including defined terms that would modify the substance of such Sections) may not be waived in a manner that is materially adverse to the interests of the Debt Financing Sources or their respective Affiliates without the prior written consent of the Debt Financing Sources.

Section 10.14     Non-Recourse.

(a)    This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parties under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions or the Debt Financing.

(b)    Notwithstanding anything in this Section 10.14 or otherwise in this Agreement to the contrary, each of the Parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and any such action, claim, cross-claim or third party claim shall be governed by and construed and enforced in accordance with the laws of the State of New York, excluding any conflicts of law, rule or principle that might refer construction of provisions to the laws of another jurisdiction.

Section 10.15     No Debt Financing Source Liability. Without limitation of any rights of the Parent under any agreement with its Debt Financing Sources, none of the Debt Financing Sources will have any liability to any member of the Company’s Indemnified Persons relating to or arising out of this Agreement, the Transactions or the Debt Financing, whether at law or in equity, in contract, in tort, or otherwise, and none of the Company’s Indemnified Persons will have any rights or claims against any of the Debt Financing Sources hereunder, pursuant to the Transactions, or otherwise in connection with the Debt Financing, and the Company hereby waives any rights or claims against any of the Debt Financing Sources that it has or may have on its behalf and on behalf of the Company’s Indemnified Persons hereunder, pursuant to Transactions, or otherwise in connection with the Debt Financing. The Company hereby agrees that it will not bring or support any action, claim, cause of action or similar claims or assertions of any kind or description arising out of or relating to this Agreement, whether at law or in equity, whether in contract or tort or otherwise, against the Debt Financing Sources with respect to any dispute arising out of or relating in any way to the Debt Financing contemplated hereby or the performance thereof or pursuant to the Transactions. No Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PARENT: BONANZA CREEK ENERGY, INC.

By:	/s/ Eric T. Greager
Name:	Eric T. Greager
Title:	President and Chief Executive Officer

MERGER SUB 1: RAPTOR CONDOR MERGER SUB 1, INC.

By:	/s/ Cyrus D. Marter IV
Name:	Cyrus D. Marter IV
Title:	President and Secretary

MERGER SUB 2: RAPTOR CONDOR MERGER SUB 2, LLC

By:	/s/ Cyrus D. Marter IV
Name:	Cyrus D. Marter IV
Title:	President and Secretary

Signature Page to Agreement and Plan of Merger

GROUP COMPANY: CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

By:	/s/ Bruce Hogg
Name:	Bruce Hogg
Title:	Managing Director, Head of Sustainable Energy

By:	/s/ Dave Chambers
Name:	Dave Chambers
Title:	Senior Principal, Sustainable Energy

CRESTONE PEAK RESOURCES LP

By:	/s/ Barry Turcotte
Name:	Barry Turcotte
Title:	SVP, CFO, and Secretary

CPR MANAGEMENT LP: CRESTONE PEAK RESOURCES MANAGEMENT LP

By:	/s/ Barry Turcotte
Name:	Barry Turcotte
Title:	SVP, CFO, and Secretary

Signature Page to Agreement and Plan of Merger

Solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X: EAGLE: EXTRACTION OIL & GAS, INC.

By:	/s/ Tom Tyree
Name:	Tom Tyree
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all Persons, entities or trades or businesses (whether or not incorporated) under common control with any other Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Antitrust Laws” means the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity).

“Company Alternative Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of a Group Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of such Group Company’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors, (c) any acquisition of beneficial ownership by any Person or group of 15% or more of any class of equity securities in CPR or any other securities entitled to vote on the election of directors of CPR GP or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of any class of equity securities in CPR or any other securities entitled to vote on the election of directors of CPR GP or (d) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of the Company’s and its Subsidiaries’ assets or equity interests.

“Company Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by a Group Company or any of its Subsidiaries, or under or with respect to which a Group Company or any of its Subsidiaries has any current or contingent liability or obligation.

“Company Credit Facility” means the Credit Agreement, dated as of September 21, 2016, among Condor Peak Resources LLC, as borrower, the lenders party thereto and Toronto Dominion (Texas) LLC, as administrative agent and collateral agent, as amended by the First Amendment to Credit Agreement and Guaranty and Collateral Agreement dated as of September 30, 2016, as amended by the Second Amendment to Credit Agreement dated as of July 19, 2017, as amended by the Third Amendment to Credit Agreement dated as of May 11, 2018, as further amended by the Fourth Amendment to Credit Agreement dated as of October 15, 2018, as further amended by the Fifth Amendment to Credit Agreement dated as of November 26, 2019, as further amended by the Sixth Amendment to Credit Agreement dated as of March 3, 2020 and as further amended by the Seventh Amendment, dated June 24, 2020.

“Company Credit Facility Amendment” means an amendment to the Company Credit Facility pursuant to which the required lenders thereunder consent to the consummation of the Mergers and the other transactions contemplated by this Agreement to the extent required by the Company Credit Facility.

“Company Stockholder Approval” means the adoption of this Agreement and the approval of the Transactions by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon. Delivery of the Company Stockholder Consent by the Company Designated Holder constitutes Company Stockholder Approval.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“Contract” means any contract, legally binding commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other legally binding instrument or agreement (whether written or oral).

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COPAS” means Council of Petroleum Accountants Society.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity with jurisdiction over the applicable Person in connection with or in response to COVID-19.

“CPP Investments” means Canada Pension Plan Investment Board, a Canadian Crown corporation.

“CPR GP” means Crestone Peak Resources GP Inc., a Delaware corporation.

“CPR OpCo” means Crestone Peak Resources LLC, a Delaware limited liability company.

“CPR Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of CPR, dated as of January 31, 2017, as amended, supplemented or modified from time to time.

“Debt Financing” means any debt financing to be arranged or provided by one or more arrangers, agents, lenders, underwriters, investors, or other financial institutions (any such persons, the “Debt Financing Sources”) at the request of the Parent in connection with financing the Transactions and payment of related fees, costs and expenses.

“Debt Financing Sources” has the meaning set forth in the definition of “Debt Financing.”

“Derivative Transaction” means any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Eagle” means Eagle Oil & Gas, Inc.

“Eagle Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Eagle or any of its Subsidiaries, or under or with respect to which Eagle or any of its Subsidiaries has any current or contingent liability or obligation.

“Eagle Common Stock” means the common stock of Eagle, par value $0.01 per share.

“Eagle Credit Facility” means the Credit Agreement, dated as of January 20, 2021, among Eagle, as borrower, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent and an issuing bank, as amended by the Amendment No. 1 thereto executed effective as of March 24, 2021, as amended by the Amendment No. 2 thereto executed effective as of May 6, 2021, and as amended by the Amendment No. 3 thereto executed effective as of May 28, 2021.

“Eagle DSU Awards” means an award of deferred stock units granted under the Eagle Equity Plan and held by a member of the Eagle Board.

“Eagle Equity Plan” means Eagle’s 2021 Long Term Incentive Plan, as may be amended from time to time.

“Eagle Reserve Engineer” means Ryder Scott Company, L.P.

“Eagle RSU Awards” means restricted stock units subject to performance-based vesting conditions issued pursuant to the Eagle Equity Plan that is outstanding immediately prior to the Company Merger Effective Time (as defined in the Parent/Eagle Merger Agreement).

“Eagle Stock Issuance” means the issuance of Parent Common Stock to the stockholders of Eagle pursuant to the Parent/Eagle Merger Agreement.

“Eagle Stockholder Approval” means the adoption of the Parent/Eagle Merger Agreement and the approval of transactions contemplated by the Parent/Eagle Merger Agreement by the holders of a majority of the outstanding shares of Eagle common stock, par value $0.01 per share, entitled to vote thereon.

“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, post-termination or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, agreement, arrangement, program, practice, or understanding.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all Laws pertaining to pollution, protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) or worker health and safety (as it relates to exposure to Hazardous Materials), in each case as enacted or in effect as of or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Ex-Im Laws” means all applicable U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, U.S. anti-boycott regulations, and the EU Dual Use Regulation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Entity” means any federal, state, local or municipal court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person).

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Group Company” means each of the Company and CPR.

“Hazardous Materials” means any (a) chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, casinghead gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced, derived, refined or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Joint Bidding Agreement” means that certain Joint Bidding Agreement and Consent, dated May 18, 2021, between Parent and Eagle.

“knowledge” means the actual knowledge of, (a) in the case of any Group Company, the individuals listed on Schedule 1.1 of the Company Disclosure Letter, (b) in the case of Parent, the individuals listed on Schedule 1.1 of the Parent Disclosure Letter and (c) in the case of Eagle, the individuals listed on Schedule 1.1 of the Eagle Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no effect (by itself or when aggregated or taken together with any and all other effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i)    general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;

(ii)    conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)    conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv)    political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)    earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions;

(vi)    the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii)    the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is request in writing by Parent or expressly required by, this Agreement, the public announcement of this Agreement or the Transactions (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions);

(viii)    changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

(ix)     any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i)– (v) and (ix) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“MMcf” means one million cubic feet.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions, (b) all Wells located on or producing from such leases and properties, and (c) Hydrocarbons or revenues therefrom and claims and rights thereto.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Group Companies, the Parent Parties and/or Eagle, as the case may be, (b) when used with respect to the Parent Parties, the Group Companies and/or Eagle, as the case may be, and (c) when used with respect to Eagle, the Parent Parties and/or the Group Companies, as the case may be.

“Parent/Eagle Merger Parent Stockholder Approval” means the approval of the Eagle Stock Issuance by the affirmative vote of a majority of the shares of Parent Capital Stock entitled to vote thereon and present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has any current or contingent liability or obligation.

“Parent Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of Parent’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of Parent’s and its Subsidiaries’ assets or equity interests. Notwithstanding the foregoing, a Parent Competing Proposal shall not include the transactions contemplated under the Parent/Eagle Merger Agreement.

“Parent Credit Facility” means the Credit Agreement, dated as of December 7, 2018, among Parent, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and an issuing bank, as amended by the First Amendment thereto executed effective as of June 18, 2020 and as further amended by the Second Amendment thereto executed effective as of April 1, 2021.

“Parent Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Parent that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Parent Board as of the date of this Agreement); provided, however, that in no event shall the receipt, existence or terms of a Parent Competing Proposal or any matter relating thereto or of consequence thereof, constitute a Parent Intervening Event.

“Parent PSUs” means all restricted shares of Parent Common Stock subject to performance-based vesting conditions, whether granted pursuant to the Parent Equity Plan or otherwise.

“Parent RSUs” means any time-based and/or performance-based restricted stock units granted under the Parent Equity Plan or applicable inducement awards.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of a majority of the shares of Parent Capital Stock entitled to vote thereon and present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than the Company or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 80% or more of the fair market value of such assets or that generated 80% or more of Parent’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 80% of the aggregate outstanding shares of Parent Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Parent Board, after consultation with Parent’s financial advisors, that (i) if consummated, would result in a transaction more favorable to Parent’s stockholders from a financial point of view than the Company Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by the Company in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Parent Board and (iii) for which, if applicable, financing is fully committed or reasonably determined to be available by the Parent Board.

“Party” or “Parties” means each of the Parent Parties, the Group Companies and, solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X, Eagle.

“Permitted Encumbrances” means:

(a)    to the extent not applicable to the Transactions or otherwise waived prior to the Company Merger Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, and other similar agreements and documents;

(b)    contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Company, Parent or Eagle, as applicable, in accordance with GAAP;

(c)    Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report, the Parent Reserve Report or the Eagle Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report, the Parent Reserve Report or the Eagle Reserve Report, as applicable;

(d)    Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e)    such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent, Eagle or their respective Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, have expressly waived in writing;

(f)    all easements, zoning restrictions, conditions, covenants, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company, Parent or Eagle, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g)    any Encumbrances discharged at or prior to the Company Merger Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h)    Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(i)    Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of the Company, Parent or Eagle, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report, Parent Reserve Report or Eagle Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company, Parent or Eagle (without at least a proportionate increase in net revenue interest), as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report, Parent Reserve Report or Eagle Reserve Report, as applicable, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Parent Material Adverse Effect or an Eagle Material Adverse Effect, as applicable; or

(j)    with respect to (i) Parent and its Subsidiaries, Encumbrances arising under the Parent Credit Facility, (ii) the Company and its Subsidiaries, Encumbrances arising under the Company Credit Facility and (iii) Eagle and its Subsidiaries, Encumbrances arising under the Eagle Credit Facility.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), but excluding Taxes and assessments of Governmental Entities.

“Registration Rights Agreement” means the Registration Rights Agreement, substantially in the form attached hereto as Exhibit B, to be effective as of the Company Merger Effective Time by Parent and the other Persons party thereto.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sanctioned Country” means any country or region that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela, and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Controls, including: (i) any Person listed on any applicable U.S., Canadian, or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List; (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes and restrictive measures (in each case having the force of Law) administered, enacted or enforced from time to time by (a) the United States (including, without limitation, the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subject Area” means each of the areas described on Exhibit C.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries. For sake of clarification, CPR shall be deemed to be a Subsidiary of the Company.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, declaration, claim for refund, estimates, information return or other document (including any related or supporting information and amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” means any and all taxes and similar charges, levies or other governmental assessments of any kind, including income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, together with all interest, penalties, and additions to tax, imposed by any Taxing Authority.

“Taxing Authority” means any Governmental Entity having jurisdiction over the administration or imposition of any Tax.

“Transactions” means the Company Merger, the Company LLC Sub Merger and the other transactions contemplated by this Agreement, including, without limitation, each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Agent” means Broadridge Corporate Issuer Solutions, Inc.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Treasury Regulations” means the temporary, proposed and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” means a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act it is required to take under this Agreement by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expect to, constitute a breach of this Agreement.

EXHIBIT A

Form of Certificate of Incorporation of the Surviving Corporation

EXHIBIT B

Registration Rights Agreement

EXHIBIT C

Subject Area

EXHIBIT D

Form of Conveyance Agreement

Annex G

June 6, 2021

The Board of Directors

Bonanza Creek Energy, Inc.

410 17th Street

Suite 1400

Denver, CO 80202

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Bonanza Creek Energy, Inc (the “Company”), of the Merger Consideration (as defined below) in the proposed merger (the “Transaction”) of Merger Sub 1, a wholly-owned subsidiary of the Company (“Merger Sub”) with Crestone Peak Resources Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger, dated as of June 6, 2021 (the “Agreement”), among the Company, Merger Sub and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and the issued and outstanding shares of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Company or Merger Sub, will be converted into the right to collectively receive 22,500,000 shares (the “Merger Consideration”) of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”). The Company is currently seeking to consummate a merger with Extraction Oil & Gas, Inc. (“Extraction OG”, and such merger, the “Extraction Merger”) pursuant to the Agreement and Plan of Merger dated as of May 9, 2021 (the “Merger Agreement”), among the Company, Extraction OG, and Raptor Eagle Merger Sub, Inc. The consummation of the Transaction is subject to the consummation of the Extraction Merger. We express no opinion hereunder as to the Extraction Merger or to the fairness of any consideration to be paid or received in such merger.

In connection with preparing our opinion, we have (i) reviewed a draft dated June 5, 2021 of the Agreement; (ii) reviewed certain business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Merger Partner relating to its business; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business on a pro forma basis assuming the completion of the Extraction Merger and realization of the related synergies expected from such transaction; (vi) reviewed the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner, Extraction OG and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner, Extraction OG and the Company, the financial condition and future prospects and operations of the Merger Partner, Extraction OG and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, will be consummated only if the Extraction Merger is consummated, and will otherwise be consummated as described in the Agreement. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Merger Consideration in the proposed Transaction and we express no opinion as to the fairness of the Merger Consideration to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Merger Consideration in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Merger Partner for which we and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to the Company on the Extraction Merger in May 2021 and acting as joint lead arranger and joint bookrunner on the Merger Partner’s revolving credit facility in March 2020. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with portfolio companies of Canadian Pension Plan Investment Board (“CPPIB”), the majority shareholder of the Merger Partner, for which we and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, debt underwriting, equity underwriting and financial advisory services to CPPIB portfolio companies. Our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company and CPPIB portfolio companies, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of the Company. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, the Merger Partner and CPPIB for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

G-2

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Merger Consideration in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

G-3

Annex H

Execution Version

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of June 6, 2021, is entered into by and among Bonanza Creek Energy Inc., a Delaware corporation (“Parent”), CPPIB Crestone Peak Resources America Inc., a Delaware corporation (the “Company”), and CPPIB Crestone Peak Resources Canada Inc., a Canadian corporation (“Stockholder”). Parent, the Company and Stockholder are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, concurrently with the execution of this Agreement, the Company, Parent, Raptor Condor Merger Sub 1, Inc., a Delaware corporation (“Merger Sub 1”), Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company (“Merger Sub 2”), Crestone Peak Resources LP, a Delaware limited partnership (“CPR”), Crestone Peak Resources Management LP, a Delaware limited partnership (the “CPR Management LP”), and solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X thereof, Extraction Oil & Gas, Inc., a Delaware corporation (“XOG”), are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger of Merger Sub 1 and the Company, with the Company surviving (the “Company Merger”), the merger of the Company with Merger Sub 2, with Merger Sub 2 surviving (the “Company LLC Sub Merger” and, together with the Company Merger, the “Mergers”), in each case pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, in order to induce Parent to enter into the Merger Agreement, Stockholder is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to (a) the 1,000 shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) Beneficially Owned (as defined below) by Stockholder (the “Shares”) and (b) the exercise, funding and enforcement of the Company’s call right pursuant to Section 3.18 (the “CPR Call”) of the Agreement of Limited Partnership of CPR (the “CPR Partnership Agreement”), and (c) the guarantee of the exercise, funding and enforcement of the CPR Call; and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and the Company have required that Stockholder, and Stockholder has agreed to, execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Definitions.

For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.

(a)    “Affiliate” means with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of Stockholder; provided, further, that, for the avoidance of doubt, any member of Stockholder shall be deemed an Affiliate of Stockholder; and provided, further, that an Affiliate of Stockholder shall include any investment fund, vehicle or holding company of which Stockholder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor.

(b)    “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

(c)    “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

2.	Representations of Stockholder. Stockholder represents and warrants to Parent that:

(a)    Ownership of Shares. Stockholder (i) is the Beneficial Owner of all of the Shares free and clear of any proxy, voting restriction, adverse claim, or other Encumbrances, other than those created by this Agreement or under applicable federal or state securities laws; and (ii) has the sole voting power over all of the Shares. Except as expressly provided by this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which Stockholder is a party relating to the pledge, disposition, or voting of any of the Shares and there are no voting trusts or voting agreements with respect to the Shares. The Shares represent 100% of the issued and outstanding shares of Company Common Stock as of the date of this Agreement and as of the delivery of the Stockholder Written Consent (as defined below).

(b)    Disclosure of All Shares Owned. Neither Stockholder nor any of its Affiliates Beneficially Owns any shares of Company Common Stock or other equity interest in the Company other than the Shares.

(c)    Power and Authority; Binding Agreement. Stockholder has full corporate power and authority to enter into, execute, and deliver this Agreement and to perform fully Stockholder’s obligations hereunder (including the proxy described in Section 3(b) below)). This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid, and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

(d)    No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Law applicable to Stockholder or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to, any agreement or other instrument or obligation, including organizational documents binding upon Stockholder or any of the Shares.

(e)    No Consents. No Consent, order or declaration of any Governmental Entity or any other Person on the part of Stockholder is required in connection with the valid execution and delivery of this Agreement.

(f)    No Litigation. There is no Proceeding pending against, or to the knowledge of Stockholder, threatened against or affecting, Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of Stockholder to perform Stockholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

(g)    Shareholder Loans. None of the outstanding loans made by Stockholder to the Company (“Shareholder Loans”) were issued with any original issue discount at the time of their issuance.

3.	Agreement to Vote Shares.

(a)    Delivery of Written Consent. Stockholder agrees that contemporaneously with the execution of the Merger Agreement by the parties thereto, Stockholder shall execute and deliver a written consent (the

“Stockholder Written Consent”) with respect to all of the Shares approving and adopting the Merger Agreement and the Transactions, including the Company Merger, in the form attached hereto as Exhibit A hereto.

(b)    Voting Agreement. Stockholder irrevocably and unconditionally agrees during the term of this Agreement, at any annual or special meeting of the Company called with respect to the following matters, and at every adjournment or postponement thereof (each, a “Covered Meeting”), to appear at any such meeting or otherwise cause the Shares to be counted as present thereat for purpose of establishing a quorum and vote or cause the holder of record to vote the Shares at such meeting (i) in favor of (1) adoption of the Merger Agreement and approval of any other matters necessary for consummation of the transactions contemplated by the Merger Agreement, including the Company Merger and (2) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Company Merger; and (ii) against (1) any Company Alternative Proposal or any of the transactions contemplated thereby, (2) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Merger Agreement or of Stockholder under this Agreement, and (3) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Mergers or the fulfillment of Parent’s, the Company’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s Organizational Documents). Any attempt by the Stockholder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Shares in contravention of this Section 3 shall be null and void ab initio.

4.	No Voting Trusts or Other Arrangement.

Stockholder agrees that during the term of this Agreement Stockholder will not, and will not permit any Affiliate to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares, or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with Parent.

5.	Transfer and Encumbrance.

Stockholder agrees that prior to the earlier of the consummation of the Mergers and the termination of the Merger Agreement in accordance with its terms, Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger (including by conversion into securities or other consideration but excluding any disposition made by the Stockholder pursuant to the Company Merger and the transactions contemplated by the Merger Agreement), by tendering into any tender or exchange offer, by operation of Law or otherwise) or Encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any of the Shares or Stockholder’s voting or economic interest therein. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall, to the fullest extent permitted by Law, be null and void ab initio. If any involuntary Transfer of any of Stockholder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

6.	Additional Purchases; Adjustments.

Stockholder agrees that any shares of Company Common Stock and any other shares of capital stock or other equity of the Company that Stockholder purchases, acquires the voting power or otherwise acquires Beneficial Ownership of after the execution of this Agreement and prior to the record date for any Covered

Meeting shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement, and Stockholder shall promptly notify the Company of the existence of any such after-acquired Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement.

7.	Waiver of Appraisal and Dissenters’ Rights and Certain Other Actions.

(a)    Waiver of Appraisal and Dissenters’ Rights. To the fullest extent permitted by Law, Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert or perfect, any rights of appraisal (including under Section 262 of the DGCL) or rights to dissent in connection with the Company Merger that Stockholder may have by virtue of ownership of the Shares.

(b)    Waiver of Certain Other Actions. Stockholder hereby agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub or the Company or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

8.	Termination.

This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Company Merger Effective Time; (b) the date on which the Merger Agreement is terminated in accordance with its terms; (c) the termination of this Agreement by mutual written consent of the Parties; and (d) the date of any modification, waiver or amendment to the Merger Agreement effected without the Stockholder’s consent that (i) decreases the amount or changes the form of consideration payable to the shareholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (ii) otherwise materially adversely affects the interests of the Stockholder. Nothing in this Section 8 shall relieve or otherwise limit the liability of any Party for any breach of this Agreement incurred prior to such termination. Provided, however, that Section 17 and the last sentence of Section 11 shall survive the termination of this Agreement until the covenants thereunder have been fully performed.

9.	No Solicitation.

Subject to Section 10, Stockholder shall not, and shall cause its Affiliates not to, and shall use its reasonable best efforts to cause its and their respective officers, members, directors, partners, employees, accountants, financial and tax advisers and legal counsel (“Representatives”) not to, directly or indirectly, take any of the actions listed in clauses (i) - (iii) of the first sentence of Section 7.3(a) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). Stockholder shall, and shall cause its Affiliates to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease, and cause to be terminated, any discussions or negotiations conducted before the date of this Agreement with any Person other than Parent and XOG with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Alternative Proposal.

10.	Fiduciary Duties.

Stockholder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by any of Stockholder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by Stockholder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

11.	Further Assurances.

Stockholder agrees, from time to time, and without additional consideration, to execute and deliver such additional proxies, documents and other instruments and to take all such further action as Parent may reasonably request to consummate and make effective the transactions contemplated by this Agreement and to not take or permit any of its Affiliates to take any action that would reasonably be likely to adversely affect or delay the ability to perform Stockholder’s covenants and agreements under this Agreement. Stockholder shall promptly exercise its right to call any equity capital funding that is available to Stockholder under that certain Equity Commitment Letter between CPP Investment Board and CPPIB Crestone Peak Resources Canada Inc. dated June 7, 2021, to the extent that it has insufficient funds to satisfy any of its obligations under Section 17.

12.	Stop Transfer Instructions.

At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, Stockholder hereby authorizes and instructs the Company to instruct the Company’s transfer agent (as applicable) that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of the Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Time.

13.	Specific Performance.

The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the Expiration Time, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 13, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 13. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

14.	Entire Agreement.

This Agreement (together with the Merger Agreement and any other documents and instruments executed pursuant hereto) supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the Parties hereto. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

15.	Extension; Waiver.

At any time prior to the Company Merger Effective Time, the Parties may, to the extent legally allowed:

(a)    extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)    waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)    waive compliance with any of the agreements or conditions of the other Party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the Party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

16.	Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (upon confirmation of receipt; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 16):

If to Parent or Merger Sub, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E-mail:

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin St.

Houston, TX 77002

Attention: Stephen M. Gill

E-mail:

and

Vinson & Elkins LLP

1114 Avenue of the Americas, 32nd Floor

New York, NY 10036

Attention: Shelley A. Barber

E-mail:

If to the Company, to:

CPPIB Crestone Peak Resources America, Inc.

c/o Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON

M5C 2W5

Canada

Attention:     Bruce Hogg, Managing Director, Head of Sustainable Energy

E-mail:

with a required copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP

1801 California Street, Ste. 4200

Denver, CO 80202-2642

Attention:     Beau Stark

E-mail:

If to Stockholder, to:

CPPIB Crestone Peak Resources Canada, Inc.

c/o Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON

M5C 2W5

Canada

Attention:     Bruce Hogg, Managing Director, Head of Sustainable Energy

E-mail:

with a required copy to (which copy shall not constitute notice):

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, TX 77002

Attention:     Jeffrey Muñoz; Thomas Brandt

E-mail:

17.	Obligations with respect to Conveyance/Call Transaction.

(a)    Conveyance/Call Transaction. To the extent that the Broe Investor (as defined in the CPR Partnership Agreement) has not executed and delivered the Conveyance Agreement (“Conveyance Agreement”) within 5 Business Days following the date of this Agreement, the Company shall deliver a Call Right Exercise Notice (as defined in the CPR Partnership Agreement) pursuant to Section 3.18(a) of the CPR Partnership Agreement in form and substance reasonably acceptable to Parent (the resulting transaction, the “Call Transaction”). In addition, the Company shall use reasonable best efforts, and take all actions reasonably requested by Parent, to (i) if the Conveyance Agreement has been entered into as provided for above, cause the transactions contemplated by the Conveyance Agreement (“Conveyance Transaction”) to be consummated in accordance with Conveyance Agreement and (ii) if the Conveyance Agreement has not been entered into as provided for above, cause the Call Transaction to be consummated in accordance with the Call Right provisions set forth in the CPR Partnership Agreement. Prior to the Closing, Stockholder shall cause Company to comply in all respects with this Section 17(a).

(b)    Enforcement of Call Transaction by Stockholder. In the event that Company is required to initiate the Call Transaction process pursuant to Section 17(a) above, upon the consummation, pursuant to Section 3.18 of the CPR Partnership Agreement, of the purchase of the Class A Units and the Class C Units (in each case, as defined in the CPR Partnership Agreement) from the Broe Investor, Stockholder will pay on behalf of Company (as a contribution of such amounts to Company if consummated prior to the Company Merger Effective Time, or as a reimbursement if consummated after the Company Merger Effective Time) the Put/Call Price (as defined in the CPR Partnership Agreement) in accordance with the CPR Partnership Agreement and any costs, expenses or charges reasonably incidental thereto, including any costs incurred by the Company associated with a Qualified Appraiser (as such term is defined in the CPR Partnership Agreement).

(c)    Defense of Broe Claims. To the extent that Broe Investor (as defined in the CPR Partnership Agreement) or any of its Affiliates brings any claim, cause of action, or proceeding against the Parent, the Company and/or their respective (the “Covered Persons”) Affiliates relating to the exercise of the Call Transaction, the validity of the Call Transaction, the Put/Call Price or any other aspects of the Call Transaction (collectively, “Broe Claims”), then in such event Stockholder shall be solely responsible for any losses, liabilities, claims and/or expenses incurred by such Covered Persons with respect thereto. Notwithstanding anything herein to the contrary, Stockholder shall on behalf of such Persons be responsible for and control any defense of any Broe Claims. If requested by Stockholder, Parent and the Company agree to cooperate in contesting any Broe Claim and will provide reasonable access to any books, records or employees of such Covered Persons reasonably necessary for Stockholder to defend against any Broe Claims. Parent and Company may participate in, but not control, any defense or settlement of any Broe Claim, provided that such participation shall be at such Person’s sole cost and expense. No settlement of any Broe Claim may be made by Stockholder without the written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed; provided, that such consent shall not be required for any settlement of any Broe Claim that (i) is for monetary damages only and all of which will be fully discharged by Stockholder and (ii) does not include any ongoing obligations with respect to Parent, Company or their respective Affiliates.

(d)    Enforcement of Call Transaction by Parent. If the consummation of the Call Transaction or the Conveyance Transaction has not occurred prior to the Closing, Parent shall cause the Company to comply with Section 17(a) after the Closing in all respects.

(e)    Elimination of Shareholder Loan. Stockholder shall immediately prior to the Closing make an assignment to Company of the Shareholder Loans as a contribution in respect of its capital stock in the Company.

18.	Miscellaneous.

(a)    Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    Submission to Jurisdiction. THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DELAWARE GENERAL CORPORATIONS LAW, THE

COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 15 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 17(c).

(d)    Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Mergers are consummated.

(e)    Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(f)    Counterparts. This Agreement may be executed in one or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

(g)    Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to n Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Stockholder means the actual knowledge of any officer of Holder after due inquiry.

(h)    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence and except as set forth in Section 5, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

(i)    No Third-Party Beneficiaries; Non-Recourse. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

(j)    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

(k)    No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the Parties or a presumption that the Parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

(l)    Disclosure. Stockholder consents to and authorizes the publication and disclosure by the Company and Parent of Stockholder’s identity and holding of Shares, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Proxy Statement, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

(m)    Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties.

(n)    Reliance. Stockholder understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

BONANZA CREEK ENERGY, INC., a Delaware corporation

By	/s/ Eric T. Greager
Name: Eric T. Greager
Title: President and Chief Executive Officer

CPPIB CRESTONE PEAK RESOURCES AMERICA INC., a Delaware corporation

By	/s/ Bruce Hogg
Name: Bruce Hogg
Title: Managing Director, Head of Sustainable Energy

By	/s/ Dave Chambers
Name: Dave Chambers
Title: Senior Principal, Sustainable Energy

CPPIB CRESTONE PEAK RESOURCES CANADA INC., a Canadian corporation

By	/s/ Bruce Hogg
Name: Bruce Hogg
Title: Managing Director, Head of Sustainable Energy

By	/s/ Dave Chambers
Name: Dave Chambers
Title: Senior Principal, Sustainable Energy

Signature Page to Support Agreement

Exhibit A

Stockholder Written Consent

[See attached]

Annex I

Execution Version

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [•], 2021, to be effective as of the Company Merger Effective Time (as defined below), by and among Bonanza Creek Energy, Inc., a Delaware corporation (the “Company”), and the Persons identified on Schedule I hereto (each, an “Initial Holder”).

RECITALS:

WHEREAS, this Agreement is being entered into concurrently with the Agreement and Plan of Merger, dated as of the date hereof, among the Company, Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, Crestone Peak Resources LP, a Delaware limited partnership, CPPIB Crestone Peak Resources America Inc., a Delaware corporation, Crestone Peak Resources Management LP, a Delaware limited partnership, and Extraction Oil & Gas, Inc., a Delaware corporation (solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.24, Article VIII and Article X)(the “Merger Agreement”);

WHEREAS, upon consummation of the transactions contemplated by the Merger Agreement, the Company will issue to the Initial Holders the Shares (as defined below) in accordance with the terms of the Merger Agreement; and

WHEREAS, this Agreement shall become effective as of the Company Merger Effective Time.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

As used herein, the following terms shall have the following respective meanings:

“30% Rule” has the meaning set forth in Section 2.9(a).

“Adoption Agreement” means an Adoption Agreement in the form attached hereto as Exhibit A.

“Affiliate” means as to any Person, any other Person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used in this Agreement, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person. For the avoidance of doubt, for purposes of this Agreement, the Company, on the one hand, and each of the Holders, on the other hand, shall not be considered Affiliates of one another.

“Agreement” has the meaning set forth in the introductory paragraph.

“Block Trade” has the meaning set forth in Section 2.3.

“Board” means the board of directors of the Company.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Commission” means the Securities and Exchange Commission or any successor governmental agency.

“Common Stock” means the common stock of the Company, par value $0.01 per share.

“Company” has the meaning set forth in the introductory paragraph.

“Company Merger Effective Time” has the meaning assigned such term in the Merger Agreement.

“Company Securities” has the meaning set forth in Section 2.5(c)(i).

“CPPIB” has the meaning set forth in Section 2.9(a).

“CPPIB Entity” has the meaning set forth in Section 2.9(a).

“Exchange Act” means the Securities Exchange Act of 1934 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Final Period” means the period of time beginning on the first anniversary of the Company Merger Effective Time and ending on the second anniversary of the Company Merger Effective Time.

“Governmental Entity” means any federal, state, local or municipal court, governmental, regulatory or administrative agency or commission or other government authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person).

“Group Company” and “Group Companies” has the meaning set forth in Section 2.9(a).

“Holder” means a holder of Registrable Securities.

“Holder Securities” has the meaning set forth in Section 2.2(b)(i).

“Indemnified Party” has the meaning set forth in Section 3.3.

“Indemnifying Party” has the meaning set forth in Section 3.3.

“Initial Holder” has the meaning set forth in the preamble.

“Initial Period” means the period of time beginning with the Company Merger Effective Time and ending on the six month anniversary of the Company Merger Effective Time.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, or any successor federal statute, and the regulations of U.S. Treasury thereunder, all as the same shall be in effect at the time.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Losses” has the meaning set forth in Section 3.1.

“Managing Underwriter” means, with respect to any Underwritten Offering, the lead book-running manager(s) of such Underwritten Offering.

“Mergers” has the meaning assigned such term in the Merger Agreement.

“Merger Agreement” has the meaning set forth in the recitals.

“Offering Holder” has the meaning set forth in Section 2.2(a).

“Organized Offering” means a Shelf Underwritten Offering or a Block Trade.

“Permitted Transferee” means any Affiliate of a Holder, provided that such Transferee has delivered to the Company a duly executed Adoption Agreement.

“Person” means any individual, corporation, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

“Piggyback Underwritten Offering” has the meaning set forth in Section 2.5(a).

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Registrable Securities” shall mean (a) the Shares and (b) any securities issued or issuable with respect to the Shares by way of distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise; provided, however, that a Registrable Security shall cease to be a Registrable Security when (i) such Registrable Security has been disposed of pursuant to an effective Registration Statement, (ii) such Registrable Security is disposed of under Rule 144 under the Securities Act or any other exemption from the registration requirements of the Securities Act as a result of which the Transferee thereof does not receive “restricted securities” as defined in Rule 144 under the Securities Act, or (iii) such Registrable Security has been sold or disposed of in a transaction in which the Transferor’s rights under this Agreement are not assigned to the Transferee pursuant to Article V; and provided, further, that any security that has ceased to be a Registrable Security shall not thereafter become a Registrable Security and any security that is issued or distributed in respect of securities that have ceased to be Registrable Securities shall not be a Registrable Security.

“Registration Expenses” means (a) all expenses incurred by the Company in complying with Article II, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants and independent petroleum engineers for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority, Inc., and fees of transfer agents and registrars, and (b) reasonable fees and disbursements of one legal counsel for the Selling Holders; in each case, excluding any Selling Expenses.

“Registration Statement” means any registration statement of the Company filed or to be filed with the Commission under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Section 2.2 Maximum Number of Shares” has the meaning set forth in Section 2.2(b).

“Section 2.5 Maximum Number of Shares” has the meaning set forth in Section 2.5(c).

“Securities Act” means the Securities Act of 1933 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to any rule under the Securities Act shall be deemed to refer to any similar or successor rule or regulation.

“Selling Expenses” means all (a) underwriting fees, discounts and selling commissions allocable to the sale of Registrable Securities, (b) transfer taxes allocable to the sale of the Registrable Securities, and (c) costs or expenses related to any roadshows conducted in connection with the marketing of any Shelf Underwritten Offering; in each case, excluding any Registration Expenses.

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to a Registration Statement.

“Shares” means the number of shares of Common Stock issuable to the Initial Holders pursuant to the terms of the Merger Agreement.

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Shelf Underwritten Offering” has the meaning set forth in Section 2.2(a).

“Subsequent Period” means the period of time beginning on the six month anniversary of the Company Merger Effective Time and ending on the one year anniversary of the Company Merger Effective Time.

“Suspension Period” has the meaning set forth in Section 2.4.

“Transfer” means any offer, sale, pledge, encumbrance, hypothecation, entry into any contract to sell, grant of an option to purchase, short sale, assignment, transfer, exchange, gift, bequest or other disposition, direct or indirect, in whole or in part, by operation of law or otherwise. “Transfer,” when used as a verb, and “Transferee” and “Transferor” have correlative meanings.

“Underwritten Offering” means a registered underwritten offering (including an offering pursuant to a Shelf Registration Statement) in which Registrable Securities are sold to an underwriter on a firm commitment basis for reoffering to the public.

“Underwritten Offering Filing” means (a) with respect to a Shelf Underwritten Offering, a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to the Shelf Registration Statement relating to such Shelf Underwritten Offering, and (b) with respect to a Piggyback Underwritten Offering, (i) a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to an effective shelf Registration Statement (other than the Shelf Registration Statement) in which Registrable Securities could be included and the Holders could be named as selling security holders without the filing of a post-effective amendment thereto (other than a post-effective amendment that becomes effective upon filing) or (ii) a Registration Statement (other than the Shelf Registration Statement), in each case relating to such Piggyback Underwritten Offering.

“WKSI” means a well-known seasoned issuer (as defined in Rule 405 under the Securities Act).

ARTICLE II

REGISTRATION RIGHTS

Section 2.1    Shelf Registration.

(a)    Within 20 Business Days of the written request of a Holder, which written request may be delivered no earlier than three months after the Company Merger Effective Time, the Company shall prepare and file a “shelf” registration statement under the Securities Act to permit the resale of the Registrable Securities from time to time as permitted by Rule 415 under the Securities Act (or any similar provision adopted by the Commission then in effect) (the “Shelf Registration Statement”), and the Company shall use commercially reasonable efforts to cause such Registration Statement to become or be declared effective as soon as practicable after the filing thereof, including by filing an automatic shelf registration statement that becomes effective upon filing with the Commission in accordance with Rule 462(e) under the Securities Act to the extent the Company is then a WKSI. Following the effective date of the Shelf Registration Statement, the Company shall notify the Holders of the effectiveness of such Registration Statement.

(b)    The Shelf Registration Statement shall be on Form S-3 or, if Form S-3 is not then available to the Company, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of the Registrable Securities and shall contain a prospectus in such form as to permit the Holders to sell the Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar rule adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. The Shelf Registration Statement shall provide for the distribution or resale pursuant to any method or combination of methods legally available to a Holder and requested by such Holder.

(c)    The Company shall use its commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the Shelf Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities until all of the Registrable Securities have ceased to be Registrable Securities or the earlier termination of this Agreement pursuant to Section 6.1.

(d)    When effective, the Shelf Registration Statement (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in the Shelf Registration Statement, in the light of the circumstances under which such statements are made).

Section 2.2    Underwritten Shelf Offering Requests.

(a)    In the event that one or more Selling Holders (the “Offering Holders”) elect to dispose of Registrable Securities totaling 5% or more of the outstanding shares of Common Stock of the Company under a Registration Statement pursuant to an Underwritten Offering, the Company shall, at the request of the Offering Holders, subject to the agreement of the Company on the form of such Underwritten Offering (whether a typical underwritten offering, or an overnight or bought deal), enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the underwriter or underwriters selected pursuant to Section 2.2(c) and shall take all such other reasonable actions as are requested by the Managing Underwriter of such Underwritten Offering and/or the Offering Holders in order to expedite or facilitate the disposition of such Registrable Securities (a “Shelf Underwritten Offering”); provided, however, that the Company shall have no obligation to facilitate or participate in (i) any Shelf Underwritten Offerings that are initiated by any Offering Holder pursuant to this Section 2.2 during the Initial Period, or (ii) more than two Organized Offerings, in the aggregate, that are initiated by the Holders pursuant to this Section 2.2 or Section 2.3 during or after the Subsequent Period. If any Selling Holder disapproves of the terms of such Shelf Underwritten Offering contemplated by this Section 2.2(a), such Selling Holder may elect to withdraw therefrom by notice to the Company and the Managing Underwriter of such Underwritten Offering at any time prior to the execution of an underwriting agreement with respect to such offering; however, after two such withdrawals, any further withdrawals shall count as Organized Offerings as limited by clause (ii) above. No such withdrawal shall affect the Company’s obligation to pay Registration Expenses.

(b)    If the Managing Underwriter of the Shelf Underwritten Offering shall inform the Company and the Offering Holders in writing of its belief that the number of Registrable Securities requested to be included in such Shelf Underwritten Offering by any other Persons having registration rights with respect to such offering, when added to the number of Registrable Securities proposed to be offered by the Offering Holders, would materially adversely affect such offering, then the Company shall include in the applicable Underwritten Offering Filing, to the extent of the total number of Registrable Securities that the Company is so advised can be sold in such Shelf Underwritten Offering without so materially adversely affecting such offering (the “Section 2.2 Maximum Number of Shares”), Registrable Securities in the following priority:

(i)    First, all Registrable Securities that the Offering Holders requested to be included therein (the “Holder Securities”), and

(ii)    Second, to the extent that the number of Holder Securities is less than the Section 2.2 Maximum Number of Shares, the number of Registrable Securities requested to be included by any other Persons having registration rights with respect to such offering, pro rata among such other Persons based on the number of Registrable Securities each requested to be included.

(c)    The Company shall propose three or more nationally prominent firms of investment bankers reasonably acceptable to the Company to act as the Managing Underwriter or as other underwriters in connection with such Shelf Underwritten Offering from which the Holder shall select the Managing Underwriter and the other underwriters. The Holder shall determine the pricing of the Registrable Securities offered pursuant to any Shelf Underwritten Offering and the applicable underwriting discounts and commissions and determine the timing of any such Shelf Underwritten Offering, subject to Section 2.4.

Section 2.3    Block TradesSection 2.4 . In the event that one or more Offering Holders elect to dispose of Registrable Securities totaling 5% or more of the outstanding shares of Common Stock of the Company pursuant to a block trade with the assistance of the Company (a “Block Trade”), the Company shall, at the request of the Offering Holders, enter into customary agreements and shall take all such other customary actions as are requested by the Offering Holders in order to expedite or facilitate the disposition of such Registrable Securities; provided, however, that the Company shall have no obligation to facilitate or participate in (i) any Block Trades that are initiated by the Holder pursuant to this Section 2.3 during the Initial Period, or (ii) more than two Organized Offerings, in the aggregate, that are initiated by the Holders pursuant to Section 2.2 or this Section 2.3 during or after the Subsequent Period.

Section 2.4    Delay and Suspension Rights. Notwithstanding any other provision of this Agreement, the Company may (i) delay filing or effectiveness of a Shelf Registration Statement (or any amendment thereto) or effecting a Shelf Underwritten Offering, (ii) suspend the Holders’ use of any prospectus that is a part of a Shelf Registration Statement upon written notice to the Holders (provided that in no event shall such notice contain any material non-public information regarding the Company) (in which event the Holders shall discontinue sales of Registrable Securities pursuant to such Registration Statement but may settle any then-contracted sales of Registrable Securities), or (iii) delay a Block Trade, in each case for a period of up to 60 consecutive days, if the Board determines (A) that such delay or suspension is in the best interest of the Company and its stockholders generally due to a pending financing or other transaction involving the Company, including a proposed sale of Common Stock pursuant to a Registration Statement, (B) that such registration or offering would render the Company unable to comply with applicable securities Laws or (C) that such registration or offering would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Suspension Period”); provided, however, that in no event shall any Suspension Periods collectively exceed an aggregate of 120 days in any 12-month period. The Company may only exercise its suspension rights under this Section 2.4 if it exercises similar suspension rights with respect to each other holder of securities that is entitled to registration rights under an agreement with the Company.

Section 2.5    Piggyback Registration Rights.

(a)    Subject to Section 2.5(c), if the Company at any time proposes to file an Underwritten Offering Filing for an Underwritten Offering of shares of Common Stock for its own account or for the account of any other Persons who have or have been granted registration rights (a “Piggyback Underwritten Offering”), it will give written notice of such Piggyback Underwritten Offering to the Holders, which notice shall be held in strict confidence by the Holders and shall include the anticipated filing date of the Underwritten Offering Filing and, if known, the number of shares of Common Stock that are proposed to be included in such Piggyback Underwritten Offering, and of such Holders’ rights under this Section 2.5(a). Such notice shall be given promptly (and in any event at least five Business Days before the filing of the Underwritten Offering Filing or two Business Days before the filing of the Underwritten Offering Filing in connection with a bought or overnight Underwritten Offering); provided, that if the Piggyback Underwritten Offering is a bought or overnight Underwritten Offering and the Managing Underwriter advises the Company that the giving of notice pursuant to this Section 2.5(a) would adversely affect such offering, no such notice shall be required (and the Holders shall have no right to include Registrable Securities in such bought or overnight Underwritten Offering). If such notice is delivered pursuant to this Section 2.5(a), each Holder shall then have four Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which such Holder received notice pursuant to this Section 2.5(a) to request inclusion of Registrable Securities in the Piggyback Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Piggyback Underwritten Offering. Subject to Section 2.5(c), the Company shall use its commercially reasonable efforts to include in the Piggyback Underwritten Offering all Registrable Securities that the Company has been so requested to include by a Holder; provided, however, that if, at any time after giving written notice of a proposed Piggyback Underwritten Offering pursuant to this Section 2.5(a) and prior to the execution of an underwriting agreement with respect thereto, the Company or such other Persons who have or have been granted registration rights, as applicable, shall determine for any reason not to proceed with or to delay such Piggyback Underwritten Offering, the Company shall give written notice of such determination to the Holders participating in such Piggyback Underwritten Offering (which such Holders will hold in strict confidence) and (i) in the case of a determination not to proceed, shall be relieved of its obligation to include any Registrable Securities in such Piggyback Underwritten Offering (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), and (ii) in the case of a determination to delay, shall be permitted to delay inclusion of any Registrable Securities for the same period as the delay in including the shares of Common Stock to be sold for the Company’s account or for the account of such other Persons who have or have been granted registration rights, as applicable.

(b)    Each Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Piggyback Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw. Each Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Piggyback Underwritten Offering; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not, and shall not be required to, deliver any notice to such Holder pursuant to this Section 2.5 and such Holder shall no longer be entitled to participate in any Piggyback Underwritten Offering.

(c)    If the Managing Underwriter of the Piggyback Underwritten Offering shall inform the Company of its belief that the number of Registrable Securities requested to be included in such Piggyback Underwritten Offering, when added to the number of shares of Common Stock proposed to be offered by the Company or such other Persons who have or have been granted registration rights (and any other shares of Common Stock requested to be included by any other Persons having registration rights on parity with the Holder with respect to such offering), would materially adversely affect such offering, then the Company shall include in such

Piggyback Underwritten Offering, to the extent of the total number of securities which the Company is so advised can be sold in such offering without so materially adversely affecting such offering (the “Section 2.5 Maximum Number of Shares”), shares of Common Stock in the following priority:

(i)    First, (A) if the Piggyback Underwritten Offering is for the account of the Company, all shares of Common Stock that the Company proposes to include for its own account (the “Company Securities”) or, (B) if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, all shares of Common Stock that such Persons propose to include (the “Other Securities”); and

(ii)    Second, (A) if the Piggyback Underwritten Offering is for the account of the Company, to the extent that the number of Company Securities is less than the Section 2.5 Maximum Number of Shares, the shares of Common Stock requested to be included by the Holder and holders of any other shares of Common Stock requested to be included by Persons having rights of registration on parity with the Holders with respect to such offering, pro rata among the Holders and such other holders based on the number of shares of Common Stock each requested to be included and, (B) if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, to the extent that the number of Other Securities is less than the Section 2.5 Maximum Number of Shares, the shares of Common Stock requested to be included by the Holders.

Section 2.6    Participation in Underwritten Offerings.

(a)    In connection with any Underwritten Offering contemplated by Section 2.2 or Section 2.5, the underwriting agreement into which the Selling Holders and the Company shall enter into shall contain such representations, covenants, indemnities (subject to Article III) and other rights and obligations as are customary in Underwritten Offerings of securities by the Company. No Selling Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Selling Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by Law.

(b)    Any participation by a Holder in a Piggyback Underwritten Offering shall be in accordance with the plan of distribution of the Company.

(c)    In connection with any Piggyback Underwritten Offering in which the Holder includes Registrable Securities pursuant to Section 2.5, each Holder agrees (A) to supply any information reasonably requested by the Company in connection with the preparation of a Registration Statement and/or any other documents relating to such registered offering and (B) to execute and deliver any agreements and instruments being executed by all Holders on substantially the same terms reasonably requested by the Company or the Managing Underwriter, as applicable, to effectuate such registered offering, including, without limitation, underwriting agreements (subject to Section 2.6(a)), custody agreements, lock-ups or “hold back” agreements pursuant to which such Holder agrees with the Managing Underwriter not to sell or purchase any securities of the Company for the shorter of (i) the same period of time following the registered offering as is agreed to by the Company and the other participating Holders (not to exceed the shortest number of days that a director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than such Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding Shares contractually agrees with the underwriters of such Piggyback Underwritten Offering not to sell any securities of the Company following such Piggyback Underwritten Offering and (ii) 60 days from the date of the execution of the underwriting agreement with respect to such Piggyback Underwritten Offering), powers of attorney and questionnaires.

Section 2.7    Registration Procedures.

(a)    In connection with its obligations under this Article II (other than Section 2.3), the Company will:

(i)    promptly prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement;

(ii)    furnish to the Holders such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including without limitation all exhibits), such number of copies of the prospectus contained in such Registration Statement (including without limitation each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as any Holder may reasonably request;

(iii)    if applicable, use commercially reasonable efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as any Holder shall reasonably request, to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable each Holder to consummate the disposition in such jurisdictions of the securities owned by such Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iii) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

(iv)    in connection with an Underwritten Offering, use all commercially reasonable efforts to provide to the Selling Holders a copy of any auditor “comfort” letters, customary legal opinions or reports of the independent petroleum engineers of the Company relating to the oil and gas reserves of the Company, in each case that have been provided to the Managing Underwriter in connection with the Underwritten Offering;

(v)    promptly notify the Holders, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of a Holder promptly prepare and file or furnish to such Holder a reasonable number of copies of a supplement or post-effective amendment to the Registration Statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(vi)    otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

(vii)    provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement;

(viii)    cause all Registrable Securities covered by such Registration Statement to be listed on any securities exchange on which the Common Stock is then listed;

(ix)    in connection with any Underwritten Offering or Block Trade, enter into such customary agreements and take such other actions as any Holder shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities; and

(x)    in connection with any Underwritten Offering, cause its officers to use their commercially reasonable efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in electronic or telephonic “road shows”).

(b)    Each Holder agrees by acquisition of such Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.7(a)(v), such Holder will forthwith discontinue such Holder’s disposition of Registrable Securities pursuant to the Registration Statement until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.7(a)(v) as filed with the Commission or until it is advised in writing by the Company that the use of such Registration Statement may be resumed, and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. The Company may provide appropriate stop orders to enforce the provisions of this Section 2.7(b).

Section 2.8    Cooperation by Holders; Expenses. The Company shall have no obligation to include Registrable Securities of any Holder in any Registration Statement or Underwritten Offering if such Holder has failed to timely furnish such information as the Company may, from time to time, reasonably request in writing regarding such Holder and the distribution of such Registrable Securities that the Company determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act. The Company will pay all Registration Expenses and each Selling Holder will pay its pro rata share of all Selling Expenses in connection with any sale of Registrable Securities hereunder.

Section 2.9    Canadian 30% Pension Plan Rule.

(a) The Company acknowledges that Canada Pension Plan Investment Board (“CPPIB”) and its subsidiaries, including CPPIB Crestone Peak Resources Canada Inc. (each, a “CPPIB Entity”) are subject to Section 13 of the Canada Pension Plan Investment Board Regulations, which prohibits CPPIB from, directly or indirectly, investing in the securities of a corporation to which are attached more than 30% of the votes that may be cast to elect or remove the directors of a corporation (the “30% Rule”) and, accordingly, no CPPIB Entity may make any direct or indirect investment in the Company or in any subsidiary of the Company (together with the Company, the “Group Companies”, and each, a “Group Company”), or take any action or step, that would be in breach of or contravene the 30% Rule.

(b) The Company will, and will cause each other Group Company to, reasonably cooperate with the relevant CPPIB Entities to assist them in complying at all times with the 30% Rule in relation to their direct and indirect (as applicable) investment in each Group Company, including in connection with any follow-on investment by any CPPIB Entity in the Company, provided that, no such cooperation or assistance will be required in connection with any follow-on investment by any CPPIB Entity in any Group Company that is not pursuant to a restructuring of a Group Company.

ARTICLE III

INDEMNIFICATION AND CONTRIBUTION

Section 3.1    Indemnification by the Company. The Company will indemnify and hold harmless each Holder, its officers and directors and each Person (if any) that controls such Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities, costs (including reasonable costs of preparation and reasonable attorneys’ fees and any legal or other fees or expenses incurred by such Person in connection with any investigation or Proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (“Losses”) as incurred, caused by, arising out of or based upon, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), provided, however, that such indemnity shall not apply to that portion of such Losses caused by, or arising out of, any untrue statement, or alleged untrue statement or any such omission or alleged omission, to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Holder expressly for use therein.

Section 3.2    Indemnification by the Holder. Each Holder agrees to indemnify and hold harmless the Company, its officers and directors and each Person (if any) that controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Losses caused by, arising out of, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), only to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing by or on behalf of such Holder expressly for use in such Registration Statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus.

Section 3.3    Indemnification Procedures. In case any Proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Section 3.1 or Section 3.2, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing (provided that the failure of the Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article III, except to the extent the Indemnifying Party is actually prejudiced by such failure to give notice), and the Indemnifying Party shall be entitled to participate in such Proceeding and, unless in the reasonable opinion of outside counsel to the Indemnified Party a conflict of interest between the Indemnified Party and Indemnifying Party may exist in respect of such claim, to assume the defense thereof jointly with any other Indemnifying Party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party that it so chooses, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the Indemnifying Party fails to assume the defense or employ counsel reasonably satisfactory to the Indemnified Party, (ii) if such Indemnified Party who is a defendant in any action or Proceeding which is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party which are not available to the Indemnifying Party or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct then, in any such case, the Indemnified Party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all Indemnified Parties in each jurisdiction, except to the extent any Indemnified Party or Indemnified Parties reasonably shall have concluded that there may be legal defenses available to such party or parties which are not available to the other Indemnified Parties or to the extent representation of all Indemnified Parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct) and the Indemnifying Party shall be liable for any expenses therefor. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

Section 3.4    Contribution.

(a)    If the indemnification provided for in this Article III is unavailable to an Indemnified Party in respect of any Losses in respect of which indemnity is to be provided hereunder, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall to the fullest extent permitted by Law contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of such party in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company (on the one hand) and a Holder (on the other hand) shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b)    The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Article III were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.4(a). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in Section 3.4(a) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article III, a Holder shall not be liable for indemnification or contribution pursuant to this Article III for any amount in excess of the net proceeds of the offering received by such Holder, less the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE IV

RULE 144

With a view to making available the benefits of certain rules and regulations of the Commission that may permit the resale of the Registrable Securities without registration, the Company agrees to use its commercially reasonable efforts to:

(a)    make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 (or any successor rule or regulation to Rule 144 then in force) under the Securities Act, at all times from and after the date hereof;

(b)    file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(c)    so long as the Holder owns any Registrable Securities, furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 (or any successor rule or regulation to Rule 144 then in force) under the Securities Act and (ii) unless otherwise available via the Commission’s EDGAR filing system, to the Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

ARTICLE V

TRANSFER OR ASSIGNMENT OF REGISTRATION RIGHTS

The rights to cause the Company to register Registrable Securities or assist in a Block Trade under Article II of this Agreement may be transferred or assigned by such Holder to one or more Transferees of Registrable Securities if such Transferee is a Permitted Transferee and such Transferee has delivered to the Company a duly executed Adoption Agreement. Following any Transfer in compliance with this Article V, references to the “Holder” in this Agreement shall include the Holder and any Permitted Transferee(s) collectively as a group.

ARTICLE VI

MISCELLANEOUS

Section 6.1    Effectiveness. This Agreement shall not become effective until the Company Merger Effective Time and shall thereafter be effective until terminated in accordance with the terms of this Agreement. In the event that the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, this Agreement and all the terms hereunder shall also terminate, regardless of any other provisions set forth in this Agreement.

Section 6.2    Termination. After effectiveness in accordance with Section 6.1, this Agreement shall terminate with respect to each individual Holder, and such Holder and the Company shall have no further rights or obligations hereunder on the earlier of (a) the third anniversary of the date hereof (as may be extended pursuant to the following proviso, the “Termination Date”); provided, however, that such Termination Date shall automatically be extended for additional successive one-year periods with respect to any Holder that, together with its Affiliates, continues to hold at least 10% of the then-outstanding Common Stock; or (b) with respect to each Initial Holder that, together with its Affiliates, holds at least 2.5% of the Company’s voting securities immediately following the Effective Time, on such earlier date on which both (i) such individual Holder, together with its Affiliates and its and their respective Permitted Transferees, owns less than 2.5% of the Company’s voting securities and (ii) all Registrable Securities owned by such Holder may be sold without restriction (including any limitation thereunder on volume or manner of sale and without the need for current public information) pursuant to Rule 144 under the Securities Act; provided, however, that Article III shall survive any termination hereof.

Section 6.3    Severability and Construction. Each party hereto agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by the Merger Agreement be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party hereto to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party hereto took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party hereto shall not incur any liability or obligation unless such party hereto did not in good faith seek to resist or object to the imposition or entering of such order.

Section 6.4    Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Jury Trial.

(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.7 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.4.

Section 6.5    Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution for the Shares, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Company as so changed.

Section 6.6    Binding Effects; Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and the Holders and their respective successors and assigns. Except as provided in Article V, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by a Holder without the prior written consent of the Company.

Section 6.7    Notices. All notices hereunder shall be deemed given if in writing and delivered, by electronic mail, courier, or registered or certified mail (return receipt requested), to the following addresses (or at such other addresses as shall be specified by like notice):

(a)    If to the Company, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E mail:     SMarter@bonanzacrk.com

(b)    If to a Holder, to the address or electronic mail addresses of such Holder as it appears on such Holder’s signature page attached hereto or such other address as may be designated in writing by such Holder;

or to such other address as the party to whom notice is to be given may have furnished to such other party in writing in accordance herewith. Any notice given by delivery, mail, or courier shall be effective when received.

Section 6.8    Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and the Holders of a majority of the then outstanding Registrable Securities. No course of dealing between the Company and a Holder or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 6.9    Entire Agreement. Except as otherwise explicitly provided herein, this Agreement (together with the Merger Agreement, the Confidentiality Agreement (as defined in the Merger Agreement), and any other documents and instruments executed pursuant hereto or thereto) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, oral or written, among the parties hereto with respect thereto.

Section 6.10    Counterparts. This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a party hereto has been duly authorized and empowered to execute and deliver this Agreement on behalf of said party hereto.

Section 6.11    Further Assurances. Subject to the other terms of this Agreement, the parties hereto agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the transactions contemplated by the Merger Agreement, as applicable.

Section 6.12    Prior Registration RightsSection 6.13 . For the avoidance of doubt, the Holders are deemed to have registration rights on parity with the registration rights granted in (i) that certain Registration Rights Agreement, dated as of April 1, 2021, by and among the Company and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts, and (ii) that certain Registration Rights Agreement, dated as of May 9, 2021, by and among the Company and Kimmeridge Chelsea, LLC.

[signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its undersigned duly authorized representative as of the date first written above.

THE COMPANY: BONANZA CREEK ENERGY, INC.

By:

Name:

Title:

HOLDERS: [__________]

By:

Name:

Title:

Address: [•] Contact Person: [•] Telephone No: [•] Email: [•]

[__________]

By:

Name:

Title:

Address: [•] Contact Person: [•] Telephone No: [•] Email: [•]

SCHEDULE I

HOLDERS

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed by the undersigned transferee (“Transferee”) pursuant to the terms of the Registration Rights Agreement, dated as of [•], 2021, between Bonanza Creek Energy, Inc. (the “Company”) and the Persons identified on Schedule I thereto (as amended from time to time, the “Registration Rights Agreement”). Terms used and not otherwise defined in this Adoption Agreement have the meanings set forth in the Registration Rights Agreement.

By the execution of this Adoption Agreement, the Transferee agrees as follows:

1.

Acknowledgement. Transferee acknowledges that Transferee is acquiring certain shares of Common Stock of the Company, subject to the terms and conditions of the Registration Rights Agreement among the Company and the Holders.

2.

Agreement. Transferee (i) agrees that the Registrable Securities acquired by Transferee shall be bound by and subject to the terms of the Registration Rights Agreement, pursuant to the terms thereof, and (ii) hereby adopts the Registration Rights Agreement with the same force and effect as if he, she or it were originally a party thereto.

3.	Notice. Any notice required as permitted by the Registration Rights Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

4.

Joinder. The spouse of the undersigned Transferee, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse’s best interest, and to bind such spouse’s community interest, if any, in the shares of Common Stock and other securities referred to above and in the Registration Rights Agreement, to the terms of the Registration Rights Agreement.

Signature:

Address: Contact Person: Telephone No: Email:

Annex J

INFORMATION ABOUT CRESTONE PEAK

Description of the Business

Certain aspects of the presentation of Crestone Peak’s results of operations have been conformed for purposes of presenting comparable results. For full historical financial statements of Crestone Peak for the periods presented, please see the financial statements attached to this joint proxy statement/prospectus.

CPPIB Crestone Peak Resources America Inc., a Delaware corporation, and its subsidiaries (herein referred to collectively as “Crestone Peak,” and solely for purposes of this Annex J, “the Company,” “we” or “us”) is an exploration and production company, focusing on the acquisition, exploration, development, and production of oil and gas reserves in the Rocky Mountain Region. Crestone Peak’s core operations are located in Weld County, Adams County and Arapahoe County in the Greater Wattenberg Field of Colorado’s Denver-Julesburg Basin (the “DJ Basin”). Crestone Peak’s properties include approximately 153,192 gross (126,805 net) acres in the DJ Basin, with approximately 83% operated by Crestone Peak. Crestone Peak is horizontally developing the acreage primarily in the Codell and Niobrara formations. Crestone Peak operates 1,490 wells in the DJ Basin and also owns interests in 557 wells in the DJ Basin operated by others. Production from Crestone Peak’s properties in the first quarter of 2021 was approximately 41,126 BOE per day, of which approximately 40% was oil. According to a report prepared by Netherland, Sewell & Associates, Inc. (“NSAI”), proved reserves associated with the properties were 213 MMboe as of December 31, 2020, of which 31% were proved developed. For additional information on NSAI, our independent consulting petroleum engineers, see the “Experts” section included elsewhere in this joint proxy statement/prospectus.

Crestone Peak was founded in 2015. In 2020, Crestone Peak operated an average of less than one drilling rig in the DJ Basin and had an average of 40 MMboe per day of net production. In 2020, Crestone Peak completed 54 gross (36 net) wells and had another 23 gross operated wells awaiting completion as of December 31, 2020. As of March 31, 2021, Crestone Peak completed 18 gross (10 net) wells and had another 6 gross operated wells awaiting completion.

Recent Events

In March 2020, the Company closed on the purchase of upstream assets, midstream assets, and approximately 99,000 net acres from ConocoPhillips Company, Burlington Resources Oil and Gas Company LP, and Bronco Pipeline Company (collectively “ConocoPhillips”). This transaction is further described in the Company’s financial statements and footnotes appearing elsewhere in this joint proxy statement/prospectus. The Company also recorded approximately 143 Mboe of proved reserves related to this acquisition. The final purchase price was approximately $365 million and was funded with proceeds from the issuance of related party notes and the Company’s revolving credit facility.

Also in 2020, the COVID-19 pandemic led to a significant decline in global demand for crude oil and natural gas, which in conjunction with various actions by OPEC and other producing countries, resulting in drastic reductions in commodity prices which negatively impacted oil and natural gas producers located in the United States, including the Company. In the last six months, the recovery from the COVID-19 pandemic in the United States and various actions by OPEC and other producing countries have aided in the recovery of global commodity prices. We have not experienced limitations in the availability of supplies, materials, and oil field services and do not foresee significant price increases on these costs. Although the commodity price environment may remain volatile for an extended period, we expect to be able to fund our operations, planned capital expenditures, working capital and other requirements during the next 12 months and for the foreseeable future.

On June 6, 2021, Bonanza Creek Energy, Inc. (“Bonanza Creek”), a Delaware corporation, Raptor Condor Merger Sub 1, Inc. (“Raptor Condor Merger Sub 1”), a Delaware corporation and a wholly owned subsidiary of Bonanza Creek, Raptor Condor Merger Sub 2, LLC (“Raptor Condor Merger Sub 2”), a Delaware limited liability company and a wholly owned subsidiary of Bonanza Creek, Crestone Peak Resources LP (“CPR”), a Delaware limited partnership, Crestone Peak, Crestone Peak Resources Management LP (“CPR Management LP”), a Delaware limited partnership, and, solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X thereof, Extraction Oil & Gas, Inc. (“Extraction”), entered into an Agreement and Plan of Merger (the “Crestone Peak merger agreement”), as further detailed elsewhere in this joint proxy statement/prospectus. Upon closing of the merger agreement, if not sooner, the Company’s related party notes, which totaled $738.7 million as of March 31, 2021 and are further described in the Company’s financial statements and footnotes appearing elsewhere in this joint proxy statement/prospectus, will be converted to the capital of the Company. As the related party notes of the Company will be eliminated upon closing of the merger, if not sooner, these notes will not burden the combined company going forward.

Oil and Gas Data

Proved Reserves

The information presented below with respect to Crestone Peak’s estimated proved reserves as of December 31, 2020 has been prepared by an independent petroleum engineering firm, NSAI, in accordance with rules and regulations of the SEC applicable to companies involved in oil and natural gas producing activities in effect at the applicable time.

The following table summarizes Crestone Peak’s estimated proved reserves as of December 31, 2020:

Estimated Proved Reserves	Crude Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Total Proved (Mboe)
Developed	21,246	173,393	16,541	66,686
Undeveloped*	94,586	180,733	21,708	146,416
Total Proved	115,832	354,126	38,249	213,102

*	Estimated proved undeveloped reserves exclude approximately 1.6 Mboe of proved undeveloped reserves that currently are not anticipated to be developed within five years.

Oil, NGLs and natural gas reserve engineering is an estimation of accumulations of oil, NGLs and natural gas that cannot be measured exactly. The accuracy of any reserves estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserves estimates may vary from the quantities of oil, NGLs and natural gas that are ultimately recovered.

Internal Controls and Qualifications of Technical Persons

In accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “Reserve Standards”) and guidelines established by the SEC, NSAI estimated 100% of Crestone Peak’s proved reserve information as of December 31, 2020. The technical persons responsible for preparing the reserves estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the Reserve Standards.

Crestone Peak maintains an internal staff of petroleum engineers and geoscience professionals who work closely with its independent reserve engineers to ensure the integrity, accuracy and timeliness of the data used to calculate its proved reserves relating to its assets. Crestone Peak’s internal technical team members met with independent reserve engineers periodically during the period covered by the reserve report to discuss the assumptions and methods used in the proved reserve estimation process. Crestone Peak provides historical information to the independent reserve engineers for its properties such as ownership interest, oil and natural gas production, well test data, commodity prices and operating and development costs.

The preparation of Crestone Peak’s proved reserve estimates are completed in accordance with Crestone Peak’s internal control procedures. These procedures, which are intended to ensure reliability of reserve estimations, include the following:

•

review and verification of historical production data, working interest, net revenue interest, lease operating statements, capital costs, severance and ad valorem taxes, which data is based on actual production as reported by Crestone Peak;

•	verification of property ownership by Crestone Peak’s land department;

•	preparation of reserve estimates by Crestone Peak’s Vice President of Engineering & Subsurface or under their direct supervision;

•

review by Crestone Peak’s Vice President of Engineering & Subsurface of all of Crestone Peak’s reported proved reserves, including the review of all significant reserve changes and all new proved undeveloped reserves additions; and

•	direct reporting responsibilities and final approval by Crestone Peak’s Vice President of Engineering & Subsurface to Crestone Peak’s executive officers.

Emily Miller, Vice President of Engineering & Subsurface, is the technical person primarily responsible for overseeing the preparation of Crestone Peak’s reserves estimates. She has 30 years of experience in the oil and gas industry with experience in reservoir engineering, production operations, drilling and planning. She has a Bachelor of Science degree in Chemical Engineering from the University of Colorado at Boulder, is a Registered Professional Engineer in Colorado, and is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

Production and Cost History

The following tables set forth information regarding net production of oil, natural gas and NGLs and certain price and cost information for each of the periods indicated. The information set forth below related to Crestone Peak consists of the historical results for the three months ended March 31, 2021 and 2020, and for the years ended December 31, 2020, 2019 and 2018.

	For the Three Months ended March 31,		For the Years ended December 31,
	2021	2020	2020	2019	2018
Oil:
Total Production (MBbls)	1,462	1,269	5,570	4,371	3,848
Average sales price ($ per Bbl), including derivatives	49.42	48.78	62.24	50.06	51.28
Average sales price ($ per Bbl), excluding derivatives	54.22	39.18	32.43	52.35	61.11
Natural Gas:
Total Production (MMcf)	7,922	8,184	34,324	30,338	22,760
Average sales price ($ per Mcf), including derivatives	2.74	2.31	2.27	2.34	2.57
Average sales price ($ per Mcf), excluding derivatives	2.88	1.64	1.75	2.21	2.71
Natural Gas Liquids:
Total Production (MBbls)	919	828	3,354	2,491	2,266
Average sales price ($ per Bbl), including derivatives	18.88	16.70	18.52	17.87	21.26
Average sales price ($ per Bbl), excluding derivatives	26.69	10.78	13.36	15.71	26.00
Oil Equivalents:
Total Production (MBoe)	3,701	3,461	14,644	11,919	9,908
Average Daily Production (Boe/d)	41.1	38.0	40.0	32.7	27.1
Average Production Costs ($ per Boe)(1)(2)	8.12	8.38	8.29	7.74	7.98

(1)	Excludes ad valorem and severance taxes

(2)	Represents lease operating expense and gathering, transportation, and processing per Boe using total production volumes.

Productive Wells

The following table sets forth the number of productive wells in which Crestone Peak owned a working interest as of March 31, 2021:

	Oil		Natural Gas(1)		Total		Operated
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
DJ Basin	2047	999.6	0	0	2047	999.6	1490	946.4

(1)	All natural gas production is associated natural gas from producing oil wells.

Developed and Undeveloped Acreage

The following table sets forth Crestone Peak’s leasehold acreage as of March 31, 2021.

	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net
DJ Basin	135,474	109,471	17,717	17,334	153,192	126,805

Substantially all of the leases comprising the undeveloped acreage set forth in the table above will expire at the end of their respective primary terms unless production from the leasehold acreage has been established prior to such date, in which event the lease will remain in effect until the cessation of production. The following table sets forth, as of March 31, 2021, the expiration periods of the net undeveloped acres by area that are subject to leases summarized in the above table of undeveloped acreage.

	Expiring 2021		Expiring 2022		Expiring 2023
	Gross	Net	Gross	Net	Gross	Net
DJ Basin	1,969	1,323	479	402	80	71

As of March 31, 2020, approximately 17% of Crestone Peak’s acreage was subject to certain drilling obligations, and Crestone Peak had satisfied such obligations with respect to approximately 36% of such acreage. If Crestone Peak were to fully satisfy such drilling obligations to retain the remaining acreage, 37 additional wells, or approximately 195,000 lateral feet, would be required.

Operations

General

Crestone Peak is the operator of substantially all of its acreage. As operator, Crestone Peak obtains regulatory authorizations, designs and manages the development of a well and supervises operation and maintenance activities on a day-to-day basis. Crestone Peak does not own drilling rigs or the majority of the other oil field service equipment used for drilling or maintaining wells on the properties it operates. Independent contractors engaged by Crestone Peak provide a majority of the equipment and personnel associated with these activities. Crestone Peak utilizes the services of drilling, production and reservoir engineers and geologists and other specialists who work to improve production rates, increase reserves and lower the cost of operating Crestone Peak’s oil and natural gas properties.

Marketing

Crestone Peak markets all of the oil, natural gas and NGL production from its operated properties. For the year ended December 31, 2020, three purchasers each accounted for more than 10% of Crestone Peak’s total production revenue, 45% in total. The loss of any single purchaser could materially and adversely affect Crestone Peak’s revenues in the short-term; however, Crestone Peak believes that the loss of any of its purchasers would not have a long-term material adverse effect on its financial condition and results of operations as oil and natural gas are fungible products with well-established markets and numerous purchasers.

Crestone Peak is party to a dedication agreement pursuant to which it has dedicated and agreed to deliver to the counterparty all of the crude oil attributable to production from its interests and certain subsequently acquired interests within a defined dedicated area covering certain lands in Arapahoe and Adams Counties, Colorado. Crude oil is only “attributable to” Crestone Peak if produced from a well operated or deemed to be operated by Crestone Peak. In exchange for Crestone Peak’s land dedication, Crestone Peak receives certain gathering and delivery rights. Crestone Peak is also party to a crude oil purchase contract, pursuant to which the counterparty is required to receive and purchase all crude oil produced from wells operated by Crestone Peak located within the dedicated area and to truck certain excess crude oil that Crestone Peak delivers to it.

Crestone Peak is a party to various gas gathering agreements pursuant to which it has dedicated, and is committed to delivering, all volumes of its natural gas through the term of the contracts. More than 90% of Crestone Peak’s production is committed under agreements with a single service provider, where Crestone receives priority services for gathering and processing of gas. Crestone’s commercial terms with this provider include fee-based service agreements and do not have minimum volume commitments.

Crestone Peak is a party to a produced water service agreement, pursuant to which it (i) has dedicated, and is committed to delivering, all volumes of produced water from certain operated wells in Colorado and (ii) receives firm basis produced water gathering and disposal services with respect to such volumes. In addition, Crestone Peak is a party to a produced water service agreement, pursuant to which it (i) has dedicated, and is committed to delivering, all volumes of produced water from its operated wells in specified sections of Adams and Arapahoe Counties, Colorado and (ii) receives firm basis produced water gathering and disposal services with respect to such volumes through December 31, 2021.

Crestone Peak is also party to a source water supply agreement pursuant to which it receives freshwater services for its operated wells in specified sections located within the City of Aurora and within Adams and Arapahoe Counties, Colorado on an exclusive basis.

Crestone Peak owns a 50% interest in a post-production oil gathering and transportation facility located in Weld County, Colorado.

Crestone Peak owns a 100% interest in a post-production natural gas gathering and transportation facility located in Arapahoe & Adams Counties, Colorado.

Title to Properties

As is customary in the oil and gas industry, Crestone Peak initially conducts only a cursory review of the title to its properties on which it does not have proved developed reserves. Prior to the commencement of drilling operations on those properties, Crestone Peak typically conducts a title examination and performs curative work for significant defects. To the extent title opinions or other investigations reflect title defects on those properties, Crestone Peak is typically responsible for curing such defects at its expense. Crestone Peak generally will not commence drilling operations on a property until it has cured any material title defects on such property. Crestone Peak has obtained title opinions on substantially all of its producing properties and believes that it utilizes methods consistent with practices customary in the oil and gas industry and that its practices are adequately designed to enable it to acquire satisfactory title to its producing properties. Prior to completing an acquisition of producing oil and gas leases, Crestone Peak performs title reviews on the most significant leases and, depending on the materiality of the properties, Crestone Peak may obtain a title opinion or review previously obtained title opinions. Crestone Peak’s oil, natural gas and NGL producing properties are subject to customary royalty and other interests, liens for current taxes, liens under its existing credit facility and other burdens that it believes do not materially interfere with the use of its properties.

Employees

As of March 31, 2021, Crestone Peak had 165 employees. Crestone Peak also contracts for the services of independent consultants involved in land, regulatory, accounting, financial and other disciplines as needed. None of Crestone Peak’s employees are represented by labor unions or covered by any collective bargaining agreement. Crestone Peak believes that its relations with its employees are good.

Offices

As of March 31, 2021, Crestone Peak leased approximately 26,723 square feet of office space in Denver, Colorado at 1801 California Street, Suite 2500, where Crestone Peak’s principal office is located. The lease for Crestone Peak’s Denver office expires on January 31, 2023. As of March 31, 2021, Crestone Peak also leases 43,977 square feet of office space and 3 acres of laydown area in Watkins, Colorado, Colorado at 34501 E Quincy Avenue. The lease for Crestone Peak’s Watkins office expires on May 31, 2023.

As of March 31, 2021, Crestone Peak owns approximately 41,661 square feet of office space and 9,719 square feet of warehouse space in Firestone, Colorado at 10188 E I-25 Frontage Road. Crestone Peak believes that its facilities are adequate for its current operations and that it can obtain additional leased space if needed.

Legal Proceedings

Crestone Peak is party to lawsuits arising in the ordinary course of its business. Crestone Peak cannot predict the outcome of any such lawsuits with certainty, but its management team does not expect the outcome of pending or threatened legal matters to have a material adverse impact on its financial condition.

Crestone Peak Designated Director

At the closing, pursuant to the Crestone Peak merger agreement, Crestone Peak will have the right to designate one independent director for appointment to the Board.

ESG Status

Since its inception in 2015, Crestone Peak has adopted and operated under practices and procedures of responsible energy development. Through a culture of continuous improvement, innovation, and rapid adaptation, Crestone Peak focuses on ESG principles from a risk management perspective and an effort to gain the social license to operate in Colorado.

Local Government Cooperation and Oversight

When Crestone Peak operates within municipal boundaries, it recognizes the essential role local governments play in providing approval for development plans through land use codes and regulations, and understands that local governments also have an important oversight role in establishing regulations for oil and gas development and ensuring compliance by energy producers.

Cooperative Development Agreements

Crestone Peak seeks to enter into cooperative development agreements, known as operator agreements, with municipalities as part of the planning and development process in certain instances where its plan is to site multiple wells or well pads within a municipal boundary. Crestone Peak has cooperative development agreements in place with the City of Aurora, the City of Dacono, the Town of Erie, the Town of Firestone, and the Town of Lochbuie.

Stakeholder Engagement

Crestone Peak recognizes and welcomes the obligation to communicate transparently with the communities in which it operates, to provide relevant information about operations and potential impacts, and to consider input from stakeholders for planning purposes. In its efforts to be a leader in responsible energy development in the DJ Basin, Crestone Peak aims to build and maintain Crestone Peak’s credibility and trust of Front Range communities. Crestone Peak provides relevant information to stakeholders through a wide variety of channels, including Crestone Peak’s website, social media channels, news announcements, emails, direct mail to residents, community meetings, town halls and digital communications channels.

Community Investments

Crestone Peak is committed to building stronger Colorado communities by investing in the places where it operates. Such investment in local economies and non-profit partners supports Crestone Peak’s desire to make positive social impacts that add value and make communities better off due to its presence. Crestone Peak’s strategy has been to provide financial support to carefully selected not-for-profit partners and volunteer time from Crestone Peak employees to help these partners achieve their goals.

Management’s Discussion and Analysis Of Financial Condition And Results of Operations

The following discussion and analysis of CPPIB Crestone Peak Resources America Inc. (together with its subsidiaries, herein referred to as the “Company”, “Crestone Peak,” “we” or “us”) financial condition and results of operations should be read in conjunction with its financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus. The following discussion contains “forward-looking statements” that reflect the Company’s future plans, estimates, beliefs and expected performance. The Company cautions that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. Some of the key factors which could cause actual results to vary from the Company’s expectations include changes in oil, natural gas and natural gas liquids (“NGL”) prices and demand, amount and nature of future capital expenditures, uncertainties in estimating proved reserves, the impact of operational and development hazards, changes in maintenance costs, general economic conditions (including future disruptions and volatility in the global credit markets) and uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting the Company’s business, as well as those factors discussed below and elsewhere in this joint proxy statement/prospectus, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. See “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus. Also, see the risk factors and other cautionary statements described under the heading “Risk Factors” included elsewhere in this joint proxy statement/prospectus. The Company does not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

General and Basis of Presentation

CPPIB Crestone Peak Resources America Inc. was formed in Delaware, United States, on October 2, 2015 as a wholly owned subsidiary of CPPIB Crestone Peak Resources Canada Inc., an affiliate of Canada Pension

Plan Investment Board. CPPIB Crestone Peak Resources America Inc. (together with its subsidiaries, herein referred to as the “Company”, “Crestone Peak”, “we” or “us”) is privately-held and engages in the acquisition, exploration, development, and production of oil, natural gas, and natural gas liquids (“NGLs”) in the Denver-Julesburg Basin, with core operations primarily located in Weld and Arapahoe Counties in Central Colorado. The Company’s operations are all conducted onshore in the United States. The Company’s ability to develop and produce its current reserves is driven by several factors, including:

•	commodity prices;

•	the availability of capital and the amount the Company invests in the leasing and development of properties and the drilling and completion of wells;

•	facility or equipment availability and unexpected delays or downtime, including delays imposed by or resulting from compliance with regulatory requirements; and

•	the rate at which production volumes naturally decline.

The Company derives substantially all of its revenue from the sale of oil, natural gas and NGLs that are produced from interests in its properties. Oil and natural gas prices are inherently volatile and are influenced by many factors outside of the Company’s control. To achieve more predictable cash flows and to reduce its exposure to downward price fluctuations, the Company uses derivative instruments to hedge future sales prices and basis differentials on a portion of its oil, natural gas, and NGL production. The Company’s commodity derivative instruments include swaps and costless collars. The Company’s derivative strategy, including the volumes and commodities covered and the relevant fixed and market prices, is based in part on management’s view of expected future market conditions, capital spending plans, and analysis of well-level economic return potential.

The Company currently uses fixed price oil and natural gas swaps for which it receives a fixed price for future production in exchange for a payment of the variable market price received at the time future production is sold. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management’s Discussion and Analysis of Financial Condition and Liquidity—Commodity Price Risk Management” below for more information regarding the Company’s economic hedge positions.

For information regarding the average sales prices received for oil, natural gas and NGLs before and after the effects of hedging contracts, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

The Company focuses its efforts on increasing oil, natural gas and NGLs production and reserves while controlling costs at a level that is appropriate for long-term sustainable operations. The Company’s future earnings and cash flows are dependent on its ability to manage revenues and overall cost structure to a level that allows for profitable production.

Outlook

In 2020, the COVID-19 pandemic led to a significant decline in global demand for crude oil and natural gas, which in conjunction with various actions by OPEC and other producing countries, resulting in a drastic reduction in commodity prices which negatively impacted oil and natural gas producers located in the United States, including the Company. In the last six months, the recovery from the COVID-19 pandemic in the United States and various actions by OPEC and other producing countries have aided in the recovery of global commodity prices. The Company has not experienced limitations in the availability of supplies, materials, and oil field services and does not foresee significant price increases on these costs. Although the commodity price environment may remain volatile for an extended period, we expect to be able to fund our operations, planned capital expenditures, working capital and other requirements during the next 12 months and for the foreseeable future.

Conversion of related party notes to capital upon closing of the Crestone Peak merger

The Company’s related party notes, which totaled $738.7 million as of March 31, 2021 and are further described in the Company’s financial statements and footnotes appearing elsewhere in this joint proxy statement/prospectus, will be converted to the capital of the Company upon closing of the Crestone Peak merger agreement, if not sooner. As the related party notes of the Company will be eliminated upon closing of the Crestone Peak merger, these notes will not burden the combined company going forward.

Acquisition of assets and acreage in March 2020

In March 2020, the Company closed on the purchase of upstream assets, midstream assets, and approximately 99,000 net acres from ConocoPhillips Company, Burlington Resources Oil and Gas Company LP, and Bronco Pipeline Company (collectively “ConocoPhillips”). This transaction is further described in the Company’s financial statements and footnotes appearing elsewhere in this joint proxy statement/prospectus. The Company also recorded approximately 143 Mboe of proved reserves related to this acquisition. The final purchase price was approximately $364.8 million and was funded with proceeds from the issuance of related party notes and the Company’s revolving credit facility.

Overview

The following table presents the Company’s production volumes and financial highlights for the three months ended March 31, 2021 and 2020 and the years ended December 31, 2020, 2019 and 2018:

	Three months ended March 31,				Years ended December 31,
	2021		2020		2020		2019		2018
		Per day		Per day		Per day		Per day		Per day
Production Sales Volume Data:
Oil (Mbbls)	1,462	16.2	1,269	13.9	5,570	15.3	4,371	12.0	3,848	10.5
Gas (MMcf)	7,922	88.0	8,184	89.9	34,324	94.0	30,338	83.1	22,760	62.4
NGLs (Mbbls)	919	10.2	828	9.1	3,354	9.2	2,491	6.8	2,266	6.2

Combined equivalent volumes (Mboe)	3,701	41.1	3,461	38.0	14,644	40.0	11,919	32.7	9,908	27.1
Financial Data (thousands):
Revenues	$126,654		$72,064		$285,426		$334,882		$355,696
Income (loss) from operations	$40,442		$(5,049)		$(404,361)		$(196,206)		$140,796

The Company’s income from operations for the three months ended March 31, 2021 increased by $45.5 million compared to the Company’s income from operations for the three months ended March 31, 2020. The Company’s revenues for the three months ended March 31, 2021 increased by $54.6 million compared to the three months ended March 31, 2020, primarily due to an increase in oil revenue, which was primarily driven by a significantly higher oil price in addition to higher oil volumes. This increase was partially offset by higher operating expenses, primarily driven by increased operating costs directly related to generating higher production volumes.

The Company’s income from operations for 2020 decreased by $208.2 million compared to 2019, primarily driven by an increase in impairment of proved properties of $94.8 million and an increase of $37.8 million in depletion, depreciation, and accretion (“DD&A”). Despite increasing production during 2020, the Company’s revenues for 2020 decreased by $49.5 million compared to 2019, primarily due to the 30.1% decrease in the average price per barrel of equivalent (“BOE”), noting all commodity prices decreased period over period. Commodity prices decreased due to a combination of factors including increased U.S. supply, global economic concerns stemming from COVID-19 and the commodity price conflict between Russia and Saudi Arabia. The Company completed 41 wells, while also adding new production from the March 2020 acquisition from ConocoPhillips which integrated 79 producing wells into the Company’s production stream. The growth in production also increased operating expenses where expenses are correlated to volumetric change.

The Company’s income from operations for 2019 decreased by $337.0 million compared to 2018. The primary driver of the decrease was an increase of $254.7 million related to the impairment of proved properties and additional operating costs related to higher production volumes. The impairment resulted primarily from the impact of decreases in the 12-month average trailing prices and differentials for oil, natural gas, and NGLs with more nominal impacts coming from the reduction of infill locations and negative revisions to reserve quantities subsequent to the 2019 down-spacing test results. There was also a decrease of $20.8 million in revenues during 2019 compared to 2018, primarily due to a 21.7% decrease in the average BOE price over this period, despite higher production volumes for all products due to the active one to two rig drilling program utilized throughout 2019.

Results of Operations

Three Months Ended March 31, 2021 vs. Three Months Ended March 31, 2020

Revenue Analysis:

	Three months ended March 31,
	2021	2020	$ Change	% Change
	(Thousands)
Revenues:
Oil revenue	$79,296	$49,718	$29,578	59%
Gas revenue	22,835	13,419	9,416	70%
NGL revenue	24,523	8,927	15,596	175%

Total revenues	$126,654	$72,064	$54,590	76%

Significant variances in the respective line items of revenues are comprised of the following:

Oil revenue:

•

A $29.6 million increase, or 59%, in oil revenue for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 with $4.9 million of this increase due to higher production volumes and the remaining increase coming from increases in realized oil prices between these two periods. Oil production volumes were 16.2 Mbbls per day for the three months ended March 31, 2021 compared to 13.9 Mbbls per day for the three months ended March 31, 2020, an increase of 17%.

The following table reflects oil prices, the price impact of the Company’s derivative settlements and oil production volumes for the three months ended March 31, 2021 and 2020.

	Three months ended March 31,
	2021	2020
Oil revenue (per barrel)	$54.22	$39.18
Impact of net cash (paid) received related to settlement of derivatives (per barrel)(1)	(4.80)	9.60

Oil net price including all derivative settlements (per barrel)	$49.42	$48.78

Oil production volumes (Mbbls)	1,462	1,269
Per day oil production volumes (Mbbls/d)	16.2	13.9

(1)	Included in net gain (loss) on derivatives on the Condensed Consolidated Statements of Operations.

Gas revenue:

•

A $9.4 million increase, or 70%, in natural gas revenue related to significantly higher natural gas sales prices for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, offset by slightly lower natural gas production volumes.

The following table reflects natural gas prices, the price impact of the Company’s derivative settlements and gas production volumes for the three months ended March 31, 2021 and 2020.

	Three months ended March 31,
	2021	2020
Gas revenue (per Mcf)	$2.88	$1.64
Impact of net cash (paid) received related to settlement of derivatives (per Mcf)(1)	(0.14)	0.67

Natural gas net price including derivative settlements (per Mcf)	$2.74	$2.31

Natural gas production sales volumes (MMcf)	7,922	8,184
Per day natural gas production sales volumes (MMcf/d)	88.0	89.9

(1)	Included in net gain (loss) on derivatives on the Condensed Consolidated Statements of Operations.

NGL revenue:

•

A $15.6 million increase, or 175%, in NGL revenue reflects $1.9 million related to higher NGL production volumes but was mostly due to a significant increase in the NGL price period over period. The following table reflects NGL prices, the price impact of the Company’s derivative settlements and NGL production volumes for the three months ended March 31, 2021 and 2020.

	Three months ended March 31,
	2021	2020
NGL revenue (per barrel)	$26.69	$10.78
Impact of net cash (paid) received related to settlement of derivatives (per barrel)(1)	(7.81)	5.92

NGL net price including derivative settlements (per barrel)	$18.88	$16.70

NGL production sales volumes (Mbbls)	919	828
Per day NGL production sales volumes (Mbbls/d)	10.2	9.1

(1)	Included in net gain (loss) on derivatives on the Condensed Consolidated Statements of Operations.

Operating expenses and income (loss) from operations analysis:

	Three months ended March 31,		$ Change	% Change	Per Boe Expense
	2021	2020			2021	2020
	(Thousands)
Operating expenses:
Lease operating expenses	$9,375	$9,946	$(571)	(6)%	$2.53	$2.87
Gathering and transportation	20,672	19,073	1,599	8%	5.59	5.51
Production, mineral, and other taxes	10,187	6,057	4,130	68%	2.75	1.75
Depletion, depreciation, and accretion	40,176	36,682	3,494	9%	10.85	10.60
General and administrative	5,802	5,355	447	8%	$1.57	$1.55

Total operating expenses	86,212	77,113	9,099	12%

Income (loss) from operations	$40,442	$(5,049)	$45,491	NM

NM: A percentage calculation is not meaningful due to change in signs, a zero-value denominator, or a percentage change greater than 200.

Significant components of the Company’s total operating expenses are comprised of the following:

•

A $0.6 million decrease in lease operating expenses is primarily related to numerous cost savings measures implemented and in place for the three months ended 2021 compared to the three months ended March 31, 2020.

•

A $1.6 million increase in gathering, processing and transportation is due to the increase in production volumes for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

•

A $4.1 million increase in production taxes is primarily due to an 59% increase in oil revenues and tax rates in certain jurisdictions, noting oil production taxes were 72% of the total production taxes for the three months ended March 31, 2021.

•	A $3.5 million increase in depletion, depreciation, and accretion is primarily due to higher production volumes.

•

A $0.4 million increase in general and administrative expenses for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 is primarily due to an additional $0.5 million incurred on labor related costs due to higher headcount.

Results below include income (loss) from operations:

	Three months ended March 31,		$ Change	% Change
	2021	2020
	(Thousands)
Income (loss) from operations	$40,442	$(5,049)	$45,491	NM
Interest expense	(13,025)	(11,145)	(1,880)	17%
Commodity derivative (loss) gain	(123,551)	373,017	496,568	NM
Other (expense) income	(412)	(19)	(393)	NM

Net (loss) income	$(96,546)	$356,804	$(453,350)	NM

NM: A percentage calculation is not meaningful due to change in signs, a zero-value denominator, or a percentage change greater than 200.

The Company had a $123.6 million loss on derivative instruments for the three months ended March 31, 2021, of which $108.2 million related to an unrealized mark-to-market loss on derivatives. This was mostly caused by an increase in commodity futures prices which meant that the Company expected to realize losses on hedges in place as of March 31, 2021.

The increase in interest expense primarily relates to new debt outstanding as of February 28, 2020, as it related to the unsecured promissory note issued for $273.3 million to partially fund the ConocoPhillips acquisition, which included a full quarterly period of interest within the three months ended March 31, 2021 compared to a partial period within the three months ended March 31, 2020.

Year ended December 31, 2020 vs. Year ended December 31, 2019

Revenue Analysis:

	Year ended December 31,
	2020	2019	$ Change	% Change
	(Thousands)
Revenues:
Oil revenue	$180,658	$228,822	$(48,164)	(21%)
Gas revenue	59,962	66,916	(6,954)	(10%)
NGL revenue	44,806	39,144	5,662	14%

Total revenues	$285,426	$334,882	$(49,456)	(15%)

Significant variances in the respective line items of revenues are comprised of the following:

Oil revenue:

•

A $48.2 million decrease, or 21%, in oil revenue for 2020 compared to 2019 was due to 38% lower realized oil prices, which were partially offset by increased production, noting production volumes increased to 15.3 Mbbls per day for 2020 compared to 12.0 Mbbls per day for 2019. The Company completed 41 wells during 2020, while also adding new production from the ConocoPhillips acquisition, which integrated 79 producing wells into the Company’s production stream starting in March of 2020. The following table reflects oil prices, the price impact of the Company’s derivative settlements, and volumes for 2020 and 2019.

	Year ended December 31,
	2020	2019
Oil revenue (per barrel)	$32.43	$52.35
Impact of net cash (paid) received related to settlement of derivatives (per barrel)(1)	29.81	(2.29)

Oil net price including derivative settlements (per barrel)	$62.24	$50.06

Oil production volumes (Mbbls)	5,570	4,371
Per day oil production volumes (Mbbls/d)	15.3	12.0

(1)	Included in net gain (loss) on derivatives on the Consolidated Statements of Operations.

Gas revenue:

•

A $7.0 million decrease in natural gas revenue for 2020 compared to 2019 was primarily the result of a 21% decrease in natural gas prices, which were offset by higher natural gas production sales volumes, noting production increased to 94.0 MMcf per day for 2020 compared to 83.1 MMcf per day for 2019. The increase in the Company’s natural gas production primarily relates to additional development and acquisition activity as described above. The following table reflects natural gas prices, the price impact of the Company’s derivative settlements, and volumes for 2020 and 2019.

	Year ended December 31,
	2020	2019
Gas revenue (per Mcf)	$1.75	$2.21
Impact of net cash received related to settlement of derivatives (per Mcf)(1)	0.52	0.13

Natural gas net price including derivative settlements (per Mcf)	$2.27	$2.34

Natural gas production sales volumes (MMcf)	34,324	30,338
Per day natural gas production sales volumes (MMcf/d)	94.0	83.1

(1)	Included in net gain (loss) on derivatives on the Consolidated Statements of Operations.

NGL revenue:

•

A $5.7 million increase in NGL revenue primarily reflects the additional revenues realized as a result of the 35% increase in NGL production volumes in 2020 compared to 2019, which was offset by a lower average NGL sales price during 2020 compared to 2019. Realized NGL prices decreased 15% period over period, but production volumes were 9.2 Mbbls per day for 2020 compared to 6.8 Mbbls per day for 2019. The increase in the Company’s NGL production primarily relates to additional development and acquisition activity as described above. The following table reflects NGL production prices, the price impact of the Company’s derivative settlements, and volumes for 2020 and 2019.

	Year ended December 31,
	2020	2019
NGL revenue (per barrel)	$13.36	$15.71
Impact of net cash paid related to settlement of derivatives (per barrel) (1)	5.16	2.16

NGL net price including derivative settlements (per barrel)	$18.52	$17.87

NGL production sales volumes (Mbbls)	3,354	2,491
Per day NGL production sales volumes (Mbbls/d)	9.2	6.8

(1)	Included in net gain (loss) on derivatives on the Consolidated Statements of Operations.

Operating expenses and loss from operations analysis:

	Year ended December 31,				Per Boe Expense
	2020	2019	$ Change	% Change	2020	2019
	(Thousands)
Operating expenses:
Lease operating expenses	$35,276	$28,535	$6,741	24%	$2.41	$2.39
Gathering and transportation	86,056	63,818	22,238	35%	5.88	5.35
Production, mineral, and other taxes	24,272	26,918	(2,646)	(10)%	1.66	2.26
Depletion, depreciation, and accretion	168,290	130,457	37,833	29%	11.49	10.95
Impairment of proved properties	349,457	254,653	94,804	37%	23.86	21.37
Impairment of goodwill	—	6,260	(6,260)	NM	—	0.53
General and administrative	26,436	20,447	5,989	29%	$1.81	$1.72

Total operating expenses	689,787	531,088	158,699	30%

Loss from operations	$(404,361)	$(196,206)	$(208,155)	(106)%

NM: A percentage calculation is not meaningful due to change in signs, a zero-value denominator, or a percentage change greater than 200.

Significant components of the Company’s total operating expenses are comprised of the following:

•	A $6.7 million increase in lease operating expenses is primarily related to a 23% increase in production volumes for 2020 compared to 2019.

•

A $22.2 million increase in gathering, processing, and transportation is due in part to the higher production volumes, but is also related to gathering, processing and transportation expense for assets acquired from ConocoPhillips, and increases in non-operated gathering, processing, and transportation charges.

•

A $2.6 million decrease in production taxes is due to the 15% decline in sales revenues for 2020 compared to 2019, while noting a partial offset related to increased levies assessed within certain ad valorem tax districts related to several new pad completions during 2020 in areas where special tax districts are more prevalent.

•

A $94.8 million increase in impairment of proved properties resulted primarily from the continued decreases in the 12-month trailing average prices and differentials for oil, natural gas, and NGLs, noting commodity pricing continued its downward trajectory into 2020 with the ongoing impacts of the COVID-19 pandemic.

•	A $6.3 million impairment of goodwill occurred during 2019, which was charged to expense, leaving no remaining goodwill as of December 31, 2019.

•

A $37.8 million increase in depletion, depreciation, and accretion is primarily due to higher production volumes and a slight increase in the depletion rate due to certain historical reserves forecasted as uneconomic as of December 31, 2020.

•

A $6.0 million increase in general and administrative expenses for 2020 compared to 2019 was due to a larger headcount in the first quarter of 2020 combined with the one-time charge incurred in July of 2020 for the reduction in force efforts completed to adjust staffing to a lower level following the significant decline in commodity prices and related suspension of drilling and completion activities.

Results below include loss from operations:

	Year ended December 31,		$ Change	% Change
	2020	2019
	(Thousands)
Loss from operations	$(404,361)	$(196,206)	$(208,155)	106%
Interest expense	(55,027)	(33,091)	(21,936)	66%
Commodity derivative gain (loss)	209,435	(58,629)	268,064	NM
Other (loss) income	(5,486)	643	(6,129)	NM

Net loss	(255,439)	(287,283)	31,844	NM
Less net loss for noncontrolling interest	(3,198)	(9,462)	6,264	(66)%

Net loss attributable to shareholders of CPR America	$(252,241)	$(277,821)	$25,580	(9)%

NM: A percentage calculation is not meaningful due to change in signs, a zero-value denominator, or a percentage change greater than 200.

Primarily due to the voluntary unwinding of certain commodity trades and the substantial decrease in NYMEX crude oil futures prices and change in fair value at December 31, 2020 as compared to December 31, 2019, we incurred a net gain on our commodity derivatives of $209.4 million for the year ended December 31, 2020, as compared to a net loss on our commodity derivatives of $58.6 million for the year ended December 31, 2019.

The increase in interest expense primarily relates to a higher level of debt outstanding during the year ended December 31, 2020 compared to the year ended December 31, 2019. An unsecured promissory note was entered on February 28, 2020 for $273.3 million to partially fund the ConocoPhillips acquisition.

Year ended December 31, 2019 vs. Year ended December 31, 2018

Revenue Analysis:

	Year ended December 31,
	2019	2018	$ Change	% Change
	(Thousands)
Revenues:
Oil revenue	$228,822	$235,167	$(6,345)	(3)%
Gas revenue	66,916	61,595	5,321	9%
NGL revenue	39,144	58,934	(19,790)	(34)%

Total revenues	$334,882	$355,696	$(20,814)	(6)%

Significant variances in the respective line items of revenues are comprised of the following:

•

A $6.3 million decrease in oil revenue for 2019 compared to 2018 was primarily due to higher production volumes, which was more than offset by lower average oil prices year over year. Production volumes were 12.0 Mbbls per day for 2019 compared to 10.5 Mbbls per day for 2018. Production increases primarily relate to additional development, noting the completion of 116 wells, which were brought onto production during 2019.

The following table reflects oil prices, the price impact of the Company’s derivative settlements and volumes for 2019 and 2018.

	Year ended December 31,
	2019	2018
Oil revenue (per barrel)	$52.35	$61.11
Impact of net cash paid related to settlement of derivatives (per barrel)	(2.29)	(9.83)

Oil net price including derivative settlements (per barrel)(1)	$50.06	$51.28

Oil production sales volumes (Mbbls)	4,371	3,848
Per day oil production sales volumes (Mbbls/d)	12.0	10.5

•

A $5.3 million increase in natural gas revenue reflects a 33% increase in natural gas production volumes for 2019 compared to 2018, which was partially offset by lower natural gas prices period over period. The increase in the Company’s natural gas production volumes primarily relates to additional drilling and completion activity, as noted above. The following table reflects natural gas prices, the price impact of the Company’s derivative settlements and volumes for 2019 and 2018.

	Year ended December 31,
	2019	2018
Gas revenue (per Mcf)	$2.21	$2.71
Impact of net cash received related to settlement of derivatives (per Mcf)	0.13	(0.14)

Natural gas net price including derivative settlements (per Mcf)	$2.34	$2.57

Natural gas production sales volumes (MMcf)	30,338	22,760
Per day natural gas production sales volumes (MMcf/d)	83.1	62.4

•

A $19.8 million decrease in NGL revenue primarily reflects the 40% decrease in NGL prices in 2019 compared to 2018 million, which was offset by nominally higher NGL production volumes of 225 Mbbls during 2019 compared to 2018. Production volumes were 6.8 Mbbls per day for 2019 compared to 6.2 Mbbls per day for 2018. The following table reflects NGL prices, the price impact of the Company’s derivative settlements and volumes for 2019 and 2018.

	Year ended December 31,
	2019	2018
NGL revenue (per barrel)	$15.71	$26.00
Impact of net cash paid related to settlement of derivatives (per barrel)	2.16	(4.74)

NGL net price including derivative settlements (per barrel)	$17.87	$21.26

NGL production sales volumes (Mbbls)	2,491	2,266
Per day NGL production sales volumes (Mbbls/d)	6.8	6.2

Operating expenses and (loss) from operations analysis:

	Year ended December 31,				Per Boe Expense
	2019	2018	$ Change	% Change	2019	2018
	(Thousands)
Operating expenses:
Lease operating expenses	$28,535	$25,619	$2,916	11%	$2.39	$2.59
Gathering and transportation	63,818	53,395	10,423	20%	5.35	5.39
Production, mineral, and other taxes	26,918	18,827	8,091	43%	2.26	1.90
Depletion, depreciation, and accretion	130,457	97,668	32,789	34%	10.95	9.86
Impairment of proved properties	254,653	—	254,653	NM	21.37	—
Impairment of goodwill	6,260	—	6,260	NM	0.53	—
General and administrative	20,447	19,391	1,056	5%	$1.72	$1.96

Total operating expenses	531,088	214,900	316,188	147%

(Loss) income from operations	$(196,206)	$140,796	$(337,002)	NM

NM: A percentage calculation is not meaningful due to change in signs, a zero-value denominator, or a percentage change greater than 200

Significant components of the Company’s total operating expenses are comprised of the following:

•

A $2.9 million increase in lease operating expenses is primarily related to a 21% percent increase in production volumes for 2019 compared to 2018, somewhat offset by numerous cost savings measures implemented and in place during 2019.

•	A $10.4 million increase in gathering, processing and transportation is due to the increase in production volumes, as noted above.

•

A $8.1 million increase in production taxes is due to increased ad valorem tax rates on newly producing 2019 pads where the tax levy was significantly higher than the existing tax rates across prior year production.

•

A $254.7 million impairment of proved properties in 2019 was primarily due to decreases in the 12-month trailing average prices and differentials for oil, natural gas, and NGLs with more nominal impacts coming from the reduction of infill locations and negative revisions to reserve quantities subsequent to the 2019 down-spacing test results.

•

A $6.3 million impairment of goodwill as a result of a decline in commodity prices. The carrying value of the reporting unit exceeded the estimated fair value beyond the previously recorded total amount of goodwill.

•

A $32.8 million increase in depletion, depreciation, and accretion is primarily due to higher production volumes and slightly higher rate as a result of small reserves performance revision on certain down-spacing drilling test results.

•

A $1.1 million increase in general and administrative expenses for 2019 compared to 2018 as a result of slightly higher employee labor related costs. The Company’s general and administrative expenses per Boe decreased to an average $1.72 for 2019 compared to $1.96 for 2018 as development activities helped grow production without significant changes in general and administrative expenses.

Results below include (loss) income from operations:

	Year ended December 31,
	2019	2018	$ Change	% Change
	(Thousands)
(Loss) income from operations	$(196,206)	$140,796	$(337,002)	NM
Interest expense	(33,091)	(29,958)	(3,133)	10%
Commodity derivative (loss) gain	(58,629)	34,050	(92,679)	NM
Other income (expense)	643	(92)	735	NM

Net (loss) income	(287,283)	144,796	(432,079)	NM
Less net (loss) income for noncontrolling interest	(9,462)	7,864	(17,326)	NM

Net (loss) income attributable to shareholders of CPR America	(277,821)	136,932	(414,753)	NM

NM: A percentage calculation is not meaningful due to change in signs, a zero-value denominator, or a percentage change greater than 200.

The increase in interest expense primarily relates to a higher level of line of credit balances outstanding in 2019 compared to 2018.

Loss on derivative instruments for 2019 changed unfavorably compared to 2018 primarily due to a $58.0 million unrealized mark-to-market loss on derivative instruments due to the increase in NYMEX crude oil futures prices at December 31, 2019 as compared to a $85.8 million unrealized mark-to-market gain recorded at December 31, 2018, while realized losses on commodity derivatives were $0.7 million during 2019 versus $51.7 million during 2018.

Management’s Discussion and Analysis of Financial Condition and Liquidity

Overview and Liquidity

The Company’s primary sources of liquidity have historically been cash on hand, cash flows from operations, borrowings under its credit facilities and equity and loans provided from investors. The Company expects that a combination of these sources will be sufficient to fund its working capital needs into the future. We plan to continue our practice of entering into hedging arrangements to reduce the impact of commodity price volatility on our cash flow from operations.

For the years ended December 31, 2020, 2019 and 2018, the Company’s aggregate drilling, completion and leasehold capital expenditures, excluding acquisitions, were approximately $133 million, $296 million and $274 million, respectively. During the first three months of 2021, aggregate drilling, completion and leasehold capital expenditures, excluding acquisitions, were approximately $26 million. The Company completed the acquisition of 99,000 net acres of upstream assets and related midstream gathering assets on March 3, 2020 for $364.8 million.

Our 2021 capital budget for the drilling and completion of operated and non-operated wells is approximately $215 million to $230 million. We expect to drill 38 gross operated wells and complete and turn over to production 42 gross operated wells. Our capital budget anticipates a one operated rig drilling program and excludes any amounts that may be paid for potential acquisitions.

Credit Facilities

On September 21, 2016, a subsidiary of the Company, Crestone Peak Resources LLC, entered into a revolving credit facility (referred to as the reserve-based loan or “RBL”) with a syndicate of lenders. The borrowing base under the RBL is determined at the discretion of the lenders based on the value of certain proved reserves and commodity hedges of Crestone Peak Resources LLC, together with its subsidiaries’ with the exception of Crestone Peak Resources Watkins Midstream LLC and Crestone Peak Resources Watkins Holdings LLC, and is subject to regular semi-annual redeterminations. The borrowing base was increased from $350 million to $525 million in March of 2020 in conjunction with the ConocoPhillips acquisition, and the maximum commitment to $1.0 billion. The borrowing base was subsequently decreased to $375 million in June of 2020 and again decreased to $350 million in October of 2020 with no changes to the maximum commitment. Certain of Crestone Peak Resources LLC’s assets, together with its subsidiaries’ with the exception of Crestone Peak Watkins Midstream LLC and Crestone Peak Resources Watkins Holdings LLC, including substantially all of the producing wells and developed oil and gas leases, have been designated as collateral under the RBL.

The RBL had $252.0 million and $245.0 million in outstanding borrowings as of March 31, 2021 and December 31, 2020, respectively, Crestone Peak Resources LLC had issued letters of credit in the amount of $12.8 million as of both March 31, 2021 and December 31, 2020. The available capacity under the RBL was $85.2 million as of March 31, 2021. The average annualized interest rate incurred on borrowed funds under the RBL was 3.2% and 4.4% for the three months ended March 31, 2021 and 2020, respectively.

The RBL contains restrictive covenants that limit our ability to, among other things:

•	incur additional indebtedness;

•	sell assets;

•	make investments;

•	pay dividends;

•	hedge future production or interest rates;

•	incur liens; and

•	engage in certain other transactions without the prior consent of the lenders.

Crestone Peak Resources LLC, has received bank waivers on certain loan covenants through December 31, 2021, as further detailed in the condensed consolidated financial statements: and together with its subsidiaries, with the exception of Crestone Peak Resources Watkins Midstream LLC and Crestone Peak Resources Watkins Holdings LLC, is in compliance with its loan covenants as outlined above, and expects to remain in compliance throughout the next 12-month period.

Commodity Price Risk Management

To manage the commodity price risk and volatility of owning producing oil and gas properties, the Company enters into derivative contracts for a portion of its future production. The Company chose not to designate its derivative contracts associated with its future production as cash flow hedges for accounting purposes.

The Company’s commodity derivative contracts as of December 31, 2020 are summarized below:

Settlement Period	Derivative Instrument	Volume (Bbls per day)	Price ($/Bbl)
Crude Oil – NYMEX WTI
Jan 1, 2021 – Dec 31, 2021	Swap	10,900	$50.72
Jan 1, 2021 – Dec 31, 2021	Put	500	$50.00
Jan 1, 2021 – Dec 31, 2021	Call	500	$58.00
Jan 1, 2022 – Dec 31, 2022	Swap	7,000	$41.81
Jan 1, 2023 – Dec 31, 2023	Swap	5,600	$43.37
Jan 1, 2024 – Dec 31, 2024	Swap	4,600	$44.98
Jan 1, 2025 – Dec 31, 2025	Swap	3,698	$44.21

Settlement Period	Derivative Instrument	Volume (Mmbtu per day)	Price ($/Mmbtu)
Natural Gas – NYMEX Henry Hub
Jan 1, 2021 – Dec 31, 2021	Swap	69,500	$2.70
Jan 1, 2021 – Dec 31, 2021	Basis Swap	30,000	$(0.58)
Jan 1, 2022 – Dec 31, 2022	Swap	53,300	$2.77
Jan 1, 2023 – Dec 31, 2023	Swap	43,600	$2.51
Jan 1, 2024 – Dec 31, 2024	Swap	29,800	$2.57

Settlement Period	Derivative Instrument	Volume (Bbls per day)	Price ($/Bbl)
NGL – Mont Belvieu
Jan 1, 2021 – Dec 31, 2021	Swap	5,500	$20.55
Jan 1, 2022 – Dec 31, 2022	Swap	4,000	$20.22

The Company added the following derivative contracts during the first three months of 2021, noting these derivatives continued to be active as of March 31, 2021:

Settlement Period	Derivative Instrument	Volume (Bbls per day)	Price ($/Bbl)
Crude Oil – NYMEX WTI
Jan 1, 2021 – Dec 31, 2021	Swap	2,047	$50.63
Jan 1, 2022 – Dec 31, 2022	Swap	1,856	$48.81
Jan 1, 2023 – Dec 31, 2023	Swap	1,540	$47.49

Sources (Uses) of Cash

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020	2019	2018
	(Thousands)
Net cash provided by (used in):
Operating activities	$40,666	$24,907	$228,786	$229,678	$185,771
Investing activities	$(50,343)	$(395,456)	$(479,390)	$(320,396)	$(259,427)
Financing activities	$7,000	$454,057	$253,946	$76,989	$84,673

Increase (decrease) in cash and cash equivalents and restricted cash	$(2,677)	$83,508	$3,342	$(13,729)	$11,017

Operating activities:

Net cash provided by operating activities increased for the three months ended March 31, 2021 from the three months ended March 31, 2020 primarily due to higher production volumes and commodity prices in 2021, partially offset by higher operating costs.

Net cash provided by operating activities slightly decreased in 2020 from 2019 primarily due to lower commodity prices in 2020 as well as higher operating expenses, partially offset by higher production volumes.

Net cash provided by operating activities increased in 2019 from 2018 primarily due to higher production volumes in 2019, partially offset by lower commodity prices and higher operating costs.

Investing activities:

Net cash used in investing activities included $50.3 million and $71.9 million on capital expenditures on oil and gas properties during the three months ended March 31, 2021 and 2020, respectively. During the three months ended March 31, 2020, the Company incurred $322.7 million of cash spend related to the acquisition of the ConocoPhillips oil and gas properties.

Net cash used in investing activities for 2020 included $326.8 million of acquisition costs, with 2019 including $38.0 million of acquisition costs related to the contractual deposit required upon executing the purchase and sale agreement for the ConocoPhillips acquisition. Net cash used in investing activities included $154.1 million, $281.7 million, and $242.2. million on capital expenditures on oil and gas properties in 2020, 2019, and 2018, which was focused on the development of oil and gas properties.

Financing activities:

Net cash provided by financing activities for the three months ended March 31, 2021 includes $7.0 million in net cash borrowed on the RBL for core business activities. Net cash provided by financing activities in the three months ended March 31, 2020 includes $273.3 million related to a promissory note to the Company’s parent for the ConocoPhillips acquisition, with the remaining acquisition costs financed through borrowings on the RBL, as $188.0 million in net cash was borrowed under the RBL during the period.

Net cash provided by financing activities for 2020 includes $273.3 million related to a promissory note to the Company’s parent for acquisition purposes and $13.0 million in repayments on the RBL during the period. Net cash provided by financing activities for the year ended December 31, 2019 and December 31, 2018 includes net proceeds on the RBL of $77.0 million and $85.0 million to fund company development activities.

Environmental

The Company’s operations are subject to governmental laws and regulations relating to the protection of the environment, and increasingly strict laws, regulations and enforcement policies, as well as future additional environmental requirements, could materially increase the Company’s costs of operation, compliance and any remediation that may become necessary.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including oil and natural gas reserves, the fair value of assets acquired and liabilities assumed in business combinations, derivative valuations, and asset retirement obligations upon initial recognition. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain using management’s best available knowledge of current and expected future events. Actual results could differ from those estimates. Estimates of proved oil and gas reserve quantities provide the basis for the calculation of depletion and impairment of proved properties, and asset retirement obligations. Further, these estimates and other factors, including those outside of the Company’s control, such as the impact of sustained lower commodity prices, could have a significant adverse impact to the Company’s financial condition, future development plans (including undeveloped oil & gas reserves), and results of operations and cash flows. Management of the Company believes that the nature of these estimates and assumptions is material due to the subjectivity and judgment necessary, the susceptibility of such matters to change, and the impact of these on the Company’s financial condition or results of operations.

In the Company management’s opinion, the more significant reporting areas impacted by management’s judgments and estimates are as follows:

Oil and Gas Properties

The Company uses the full cost method of accounting for costs related to its oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and natural gas reserves, whether leading to productive or non-productive outcomes, are capitalized into a single full cost pool. These costs include land acquisition costs, geological and geophysical expenditures, carrying charges on non-producing properties, costs of drilling and completing wells, and overhead or internal costs directly attributable to these activities. Under the full cost method, no gain or loss is recognized upon the sale or abandonment of oil and gas properties unless non-recognition of such gain or loss would significantly alter the relationship between capitalized costs and proved oil and natural gas reserves.

Capitalized costs of oil and gas properties (plus estimated future development costs) are depleted on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not depleted until proved reserves associated with the projects can be determined or until impairment occurs.

Under the full cost method of accounting, a ceiling test is performed to determine if the Company has exceeded the ceiling limit on the net book value of oil and gas properties. The full cost “ceiling” is calculated as the sum of the present value of estimated future net revenues attributable to proved oil and natural gas reserves, plus the cost of properties not being amortized, plus the lower of cost or estimated fair value of unproven properties included in the costs being depleted, and net of the income tax effects related to differences between the book and tax basis of the properties. The present value of estimated future net revenues is computed using estimated future production of proved oil and gas reserves multiplied by an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous 12 months, as adjusted for basis differentials or by contractual arrangements, net of future estimated expenditures at current cost assumptions and discounted at 10%.

Derivative Instruments

The Company seeks to manage commodity price risk on its production by entering into derivative contracts, primarily utilizing swaps, to reduce the effect of price changes on a portion of its future oil, natural gas, and NGL production. The Company’s commodity derivative instruments are measured at fair value and are included in the consolidated balance sheets as commodity derivative assets and liabilities. Unrealized gains and losses are recorded based on the changes in the fair values of the derivative instruments. Realized gains and losses are recorded based on the contractual settlement of derivatives. Commodity derivative (gains) and losses are presented within the “other expense (income)” section of the consolidated statements of operations.

Revenue Recognition

The Company’s performance obligations arise upon the production of hydrocarbons from wells in which the Company has an ownership interest. Revenues are reported on a net revenue interest basis, which excludes revenues attributable to other parties’ working or royalty interests. The performance obligations are considered satisfied upon control transferring to a purchaser which can occur at the wellhead, inlet to the processing facility, tailgate to the processing facility, or other contractually specified delivery point.

Revenue settlement statements from the purchasers of hydrocarbons and the related cash consideration are received 30 to 90 days after production. As a result, at the end of each month the Company must estimate the amount of production delivered to the customer and the consideration that will ultimately be received for sale of the product. To estimate accrued revenue from contracts with customers, the Company uses metered volumes produced, knowledge of its properties, historical performance, contractual arrangements, index pricing, quality and transportation differentials, and other factors as the basis for these estimates. Differences between estimates and actual amounts received for the product sales are recorded in the month that payment is received from the purchaser.

Post-production gathering, processing, and transportation fees and related deductions incurred by the Company prior to control transfer are recorded within the gathering and transportation expense line item on the consolidated statements of operations. When control is transferred at or near the wellhead, sales are based on a local wellhead market price, which are net of fees and deductions incurred by the purchaser after the transfer of control.

Business Combinations

When accounting for business combinations under the acquisition method, assets acquired and liabilities assumed are recognized and measured at their fair values at the date of acquisition. The use of fair value accounting requires the use of significant judgment since some transaction components do not have fair values that are readily determinable. The excess, if any, of the purchase price over the net fair value assigned to assets acquired and liabilities assumed is recognized as goodwill. Conversely, if the fair value of net assets acquired exceeds the purchase price, the excess is immediately recognized in earnings as a bargain purchase gain.

Quantitative and Qualitative Disclosures About Market Risks

Oil and Natural Gas Price Risk

Our financial condition, results of operations, and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include, but are not limited to, the level of global demand for oil and natural gas, the global supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels, local and global politics, and overall economic conditions. Future oil and natural gas prices cannot be predicted with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, may have an adverse effect on our ability to obtain capital for our exploration and development activities. Similarly, any improvements in oil and natural gas prices may have a favorable impact on our financial condition, results of operations, and capital resources. If oil and natural gas prices used in SEC reserves computations declined by 10%, our proved reserve volumes would decrease by 5% and our present value of future net revenues discounted at 10% value as of December 31, 2020 would decrease by approximately 45% or $307.2 million. If oil and natural gas prices used in SEC reserves computations increased by 10%, our proved reserve volumes would increase by 8% and our present value of future net revenues discounted at 10% value as of December 31, 2020 would increase by approximately 48% or $329.2 million.

Commodity Derivative Contracts

Our primary commodity risk management objective is to protect the Company’s cash flows from the impacts of a reduction in commodity prices, primarily that of oil. While we may reduce the potential negative impact of lower commodity prices, we may also be prevented from realizing the benefits of favorable price changes in the physical market. Upon settlement of the contract, if the relevant market commodity price exceeds our contracted swap price, or the collar’s ceiling strike price, we are required to pay our counterparty the difference for the volume of production associated with the contract.

We enter into derivative contracts for oil, natural gas, and natural gas liquids using NYMEX futures or over-the-counter derivative financial instruments. The types of derivative instruments that we use include swaps, puts, calls, and basis swaps.

In connection with our derivative activity, we have exposure to the credit risk of the respective counterparty to the contract. Presently, our derivative contracts have been executed with counterparties which are members of our credit facility syndicate, which have investment grade credit ratings. We enter into contracts with counterparties whom we believe are well capitalized. However, if our counterparties fail to perform their obligations under the contracts, we could suffer financial loss.

Please refer to the Company’s financial statements and footnotes appearing elsewhere in this joint proxy statement/prospectus for additional information related to our derivative contracts.

For the oil, natural gas and natural gas liquids derivatives outstanding at December 31, 2020, a hypothetical upward or downward shift of 10% per Bbl or MMBtu in the NYMEX forward curve as of December 31, 2020 would increase our net derivative liability by $79.6 million or decrease it by $80.2 million, respectively.

Interest Rates

As of December 31, 2020, March 31, 2021, and on the filing date of this report, we carried a balance on our credit facility. Borrowings under our credit facility bear interest at a fluctuating rate that is tied to an adjusted Base Rate or LIBOR, at our option. Any increases in these interest rates may have an adverse impact on our results of operations and cash flows.

Customer Credit Risk

We are also subject to credit risk due to concentration of our oil and natural gas receivables with certain significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. We review the credit rating, payment history, and financial resources of our customers, but we do not require our customers to post collateral.

Marketability of Our Production

The marketability of our production depends in part upon the availability, proximity, and capacity of third-party refineries, access to regional trucking, pipeline and rail infrastructure, natural gas gathering systems, and processing facilities. We deliver a portion of crude oil and natural gas produced through trucking services, pipelines, and rail facilities that we do not own. The lack of availability or capacity on these systems and facilities could reduce the price offered for our production or result in the shut-in of producing wells or the delay or discontinuance of development plans for properties.

A portion of our production may also be interrupted, or shut in, from time to time for numerous other reasons, including, but not limited to, as a result of accidents, weather, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it could adversely affect our cash flows.

Annex K

Consolidated Financial Statements of

CPPIB CRESTONE PEAK

RESOURCES AMERICA INC.

And Independent Auditors’ Report thereon

Deloitte & Touche LLP 1601 Wewatta Street Suite 400 Denver, CO 80202 United States Tel: +303 292 5400 Fax: +303 312 4000 www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

CPPIB Crestone Peak Resources America Inc.

We have audited the accompanying consolidated financial statements of CPPIB Crestone Peak Resources America Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in equity (deficiency) and temporary equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and their cash flows the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying consolidated statements of operations, changes in equity (deficiency) and temporary equity and cash flows for the year ended December 31, 2018 of the Company, were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

Disclaimer of Opinion on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplemental oil and natural gas information, included in Note 22, is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements. This supplemental information is the responsibility of the Company’s management. Such information has not been subjected to the auditing procedures applied in our audits of the consolidated financial statements and, accordingly, it is inappropriate to and we do not express an opinion on the supplemental information referred to above.

July 2, 2021

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Consolidated Balance Sheets

(In thousands of United States dollars)

As at December 31

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$6,632	$3,290
Accounts receivable (Note 5)	67,103	82,908
Other current assets	4,342	1,884
Commodity derivative asset (Note 11)	21,066	76,799

Total current assets	99,143	164,881
Property, plant and equipment, at cost (Note 6):
Oil and gas properties, under full cost accounting:
Proved oil and gas properties	1,951,672	1,422,293
Unproved oil and gas properties excluded from depletion	17,122	14,344
Accumulated depletion and impairment	(1,186,066)	(677,030)

Oil and gas properties, net	782,728	759,607
Property, plant and equipment, other net	54,364	56,181

Total property and equipment, net	837,092	815,788
Commodity derivative asset (Note 11)	20,828	20,324
Acquisition deposit	—	38,000

Total Assets	$957,063	$1,038,993

Liabilities and Equity (Deficiency)
Current liabilities:
Accounts payable and accrued expenses (Note 7)	$107,157	$186,512
Revenue payable	57,026	53,340
Asset retirement obligation (Note 9)	5,801	3,029
Production and other taxes payable	64,426	58,090
Commodity derivative liability (Note 11)	22,989	91,868

Total current liabilities	257,399	392,839
Credit facility, net of deferred financing costs (Note 10)	239,152	254,694
Asset retirement obligation (Note 9)	88,726	75,495
Commodity derivative liability (Note 11)	36,078	30,597
Production and other taxes payable	38,096	44,773
Other liabilities	691	1,002
Related party notes (Note 18)	728,863	419,214

Total liabilities	1,389,005	1,218,614
Commitments and contingencies (Note 17)
Temporary equity:
Redeemable noncontrolling interests	5,982	7,186
Permanent deficiency:
Common stock ($0.01 par value per share):
1,000 authorized;
100 issued and outstanding	—	—
Additional paid-in capital	182,250	182,632
Accumulated deficit	(622,346)	(370,105)
Non-redeemable noncontrolling interests	2,172	666

Total permanent deficiency	(437,924)	(186,807)

Total Liabilities and Equity (Deficiency)	$957,063	$1,038,993

The accompanying notes are an integral part of these consolidated financial statements.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Consolidated Statements of Operations

(In thousands of United States dollars)

For the year ended December 31

	2020	2019	2018 (Unaudited)
Revenue:
Crude oil	$180,658	$228,822	$235,167
Natural gas	59,962	66,916	61,595
Natural gas liquids	44,806	39,144	58,934

Total revenues	285,426	334,882	355,696
Expenses:
Lease operating expenses	35,276	28,535	25,619
Gathering and transportation	86,056	63,818	53,395
Production, mineral and other taxes	24,272	26,918	18,827
Depletion, depreciation, and accretion (Note 8)	168,290	130,457	97,668
Impairment of proved properties (Note 6)	349,457	254,653	—
Impairment of goodwill	—	6,260	—
General and administrative	26,436	20,447	19,391

Total expenses	689,787	531,088	214,900

Operating income (loss)	(404,361)	(196,206)	140,796
Other expense (income):
Interest expense (Notes 10 and 18)	55,027	33,091	29,958
Commodity derivative (gain) loss (Note 11)	(209,435)	58,629	(34,050)
Other	5,486	(643)	92

Total other expenses (income)	(148,922)	91,077	(4,000)

Income (loss) before income taxes	(255,439)	(287,283)	144,796
Income tax expense (Note 12)	—	—	—

Net income (loss)	(255,439)	(287,283)	144,796
Less net income (loss) attributable to noncontrolling interests	(3,198)	(9,462)	7,864

Net income (loss) attributable to the shareholders of CPPIB Crestone Peak Resources America Inc.	$(252,241)	$(277,821)	$136,932

The accompanying notes are an integral part of these consolidated financial statements.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Consolidated Statements of Changes in Equity (Deficiency) and Temporary Equity

(In thousands of United States dollars)

For the year ended December 31

	Common stock		Additional paid-in capital	Accumulated deficit	Non- redeemable non- controlling interests	Total permanent equity (deficiency)	Redeemable non- controlling temporary equity
	Shares	Amount
Balance, January 1, 2018 (unaudited)	100	$—	$172,943	$(229,216)	$459	$(55,814)	$19,826
Remeasurement of redeemable noncontrolling interest (unaudited)	—	—	9,496	—	—	9,496	(9,496)
Capital contributions (unaudited)	—	—	42	—	—	42	—
Deemed capital distributions (unaudited)	—	—	—	—	(2,621)	(2,621)	—
Effects of changes in ownership interests in consolidated subsidiaries (unaudited)	—	—	87	—	1,423	1,510	—
Net income (unaudited)	—	—	—	136,932	3,018	139,950	4,846

Balance, December 31, 2018 (unaudited)	100	$—	$182,568	$(92,284)	$2,279	$92,563	$15,176

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Consolidated Statements of Changes in Equity (Deficiency) and Temporary Equity (continued)

(In thousands of United States dollars)

For the year ended December 31

	Common stock		Additional paid-in capital	Accumulated deficit	Non- redeemable non- controlling interests	Total permanent equity (deficiency)	Redeemable non- controlling temporary equity
	Shares	Amount
Balance, January 1, 2019	100	$—	$182,568	$(92,284)	$2,279	$92,563	$15,176
Capital contributions	—	—	64	—	—	64	—
Deemed capital distributions	—	—	—	—	(141)	(141)	—
Net loss	—	—	—	(277,821)	(1,472)	(279,293)	(7,990)

Balance, December 31, 2019	100	—	182,632	(370,105)	666	(186,807)	7,186
Capital contributions	—	—	1,112	—	—	1,112	—
Deemed capital contributions	—	—	—	—	1,291	1,291	—
Effects of changes in ownership interests in consolidated subsidiaries	—	—	(1,494)	—	2,209	715	—
Net loss	—	—	—	(252,241)	(1,994)	(254,235)	(1,204)

Balance, December 31, 2020	100	$—	$182,250	$(662,346)	$2,172	$(437,924)	$5,982

The accompanying notes are an integral part of these consolidated financial statements.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Consolidated Statements of Cash Flows

(In thousands of United States dollars)

For the year ended December 31

	2020	2019	2018 (Unaudited)
Cash provided by (used in):
Operating activities:
Net income (loss)	$(255,439)	$(287,283)	$144,796
Items not involving cash:
Depletion and depreciation (Note 8)	164,048	126,666	93,264
Impairment of proved properties	349,457	254,653	—
Impairment of goodwill	—	6,260	—
Accretion of asset retirement obligation	4,242	3,791	4,404
Commodity derivative (gain) loss	(209,435)	58,629	(34,050)
Derivative cash settlements	197,495	1,181	(55,285)
Share-based compensation (Note 15)	1,291	(141)	(2,621)
Amortization of deferred financing costs	5,681	1,118	1,139
Loss on sale and abandonment of assets	1,185	—	—
Non-cash interest expense	36,307	17,768	19,504
Changes in operating assets and liabilities:
Accounts receivable	22,568	2,617	(14,763)
Other current assets	(463)	2,269	(2,954)
Accounts payable and accrued expenses	(74,616)	38,446	18,489
Revenue payable	(2,042)	(1,420)	3,128
Production taxes payable	(5,231)	23,820	30,535
Other liabilities	(235)	(1,294)	(1,362)
Settlement of asset retirement obligations	(6,027)	(17,402)	(18,453)

Net cash provided by operating activities	228,786	229,678	185,771
Financing activities:
Capital contributions received from CPPIB
Crestone Peak Resources Canada Inc.	1,112	64	42
Capital contributions received from noncontrolling interest	715	—	521
Proceeds from revolving credit facility	352,000	448,000	430,000
Repayments on revolving credit facility	(365,000)	(371,000)	(345,000)
Finance costs paid	(8,223)	(75)	(890)
Notes with related party	273,342	—	—

Net cash provided by financing activities	253,946	76,989	84,673
Investing activities:
Cash paid for acquisition (Note 4)	(326,752)	—	—
Capital expenditures:
Oil and gas properties	(154,138)	(281,655)	(242,239)
Other property, plant and equipment	(664)	(741)	(17,188)
Proceeds from sale of assets	2,164	—	—
Acquisition deposit	—	(38,000)	—

Net cash used in investing activities	(479,390)	(320,396)	(259,427)
Net increase (decrease) in cash and cash equivalents	3,342	(13,729)	11,017
Cash and cash equivalents, beginning of period	3,290	17,019	6,002

Cash and cash equivalents, end of period	$6,632	$3,290	$17,019

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

1.	Organization:

CPPIB Crestone Peak Resources America Inc. was formed in Delaware, United States, on October 2, 2015 as a wholly owned subsidiary of CPPIB Crestone Peak Resources Canada Inc., an affiliate of Canada Pension Plan Investment Board. CPPIB Crestone Peak Resources America Inc. and its subsidiaries (herein referred to collectively as the “Company”) is privately-held and engages in the acquisition, exploration, development, and production of oil, natural gas, and natural gas liquids (“NGLs”), primarily in the Denver-Julesburg Basin (“DJ Basin”). Crestone Peak Resources, LP is owned 96% by the Company, 3% by Broe Group, and 1% by Crestone Peak Resources Management LP.

The Company’s oil and gas assets are held by Crestone Peak Resources, LLC, a 100% owned subsidiary of the Crestone Peak Resources, LP, and comprise net acres of oil, natural gas, and NGL producing properties located in the Wattenberg area of the DJ Basin (the “Properties”). The wells target the Sussex, Shannon, Niobrara, Codell, Greenhorn, J-Sand and Dakota formations.

2.	Basis of presentation:

(a)	Basis of presentation:

These consolidated financial statements and the related notes have been prepared in accordance with accounting principals generally accepted in the United States of America (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (“FASB”). The Company operates in one business segment, and all its operations are in the United States of America.

(b)	Principles of consolidation:

The consolidated financial statements of the Company include the accounts of CPPIB Crestone Peak Resources America Inc. and all majority-owned subsidiaries where the Company has the ability to exercise control. All intercompany balances and transactions have been eliminated upon consolidation.

The Company consolidates entities in which it has a controlling financial interest based on either the VIE or voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity. Interests in subsidiaries owned by third parties are presented as non-controlling interests.

(c)	Functional and reporting currency:

All amounts herein have been presented in United States dollars, which is the functional and reporting currency of the Company. Transactions denominated in any currency other than United States dollars are immaterial.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including oil and natural gas reserves, the fair value of assets acquired and liabilities assumed in business combinations, derivative valuations, deferred income taxes, and asset retirement obligations upon initial recognition. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain using management’s best available knowledge of current

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

2.	Basis of presentation (continued):

and expected future events. Actual results could differ from those estimates. Estimates of proved oil and gas reserve quantities provide the basis for the calculation of depletion and impairment of proved properties, and asset retirement obligations. Further, these estimates and other factors, including those outside of the Company’s control, such as the impact of sustained lower commodity prices, could have a significant adverse impact to the Company’s financial condition, future development plans (including undeveloped oil & gas reserves), and results of operations and cash flows.

3.	Significant accounting policies:

(a)	Cash and cash equivalents:

The Company considers cash in banks, deposits in transit, and all liquid instruments purchased with initial maturities of three months or less to be cash and cash equivalents. The carrying value of cash equivalents approximates fair value due to the short-term nature of these instruments.

(b)	Oil and gas properties:

The Company uses the full cost method of accounting for costs related to its oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and natural gas reserves, whether leading to productive or non-productive outcomes, are capitalized into a single full cost pool. These costs include land acquisition costs, geological and geophysical expenditures, carrying charges on non- producing properties, costs of drilling and completing wells, and overhead or internal costs directly attributable to these activities. Under the full cost method, no gain or loss is recognized upon the sale or abandonment of oil and gas properties unless non-recognition of such gain or loss would significantly alter the relationship between capitalized costs and proved oil and natural gas reserves.

Capitalized costs of oil and gas properties (plus estimated future development costs) are depleted on the unit- of-production method using estimates of proved reserves. For depletion purposes, the volume of proved oil and natural gas reserves and production is converted into a common unit of measure at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of oil. Investments in unproved properties and major development projects are not depleted until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the recorded impairment is added to the capitalized costs to be depleted.

Under the full cost method of accounting, a ceiling test is performed to determine if the Company has exceeded the ceiling limit on the net book value of oil and gas properties. The full cost “ceiling” is calculated as the sum of the present value of estimated future net revenues attributable to proved oil and natural gas reserves, plus the cost of properties not being amortized, plus the lower of cost or estimated fair value of unproven properties included in the costs being depleted, and net of the income tax effects related to differences between the book and tax basis of the properties. The present value of estimated future net revenues is computed using estimated future production of proved oil and gas reserves multiplied by an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous 12 months, as adjusted for basis differentials or by contractual arrangements, net of future estimated expenditures at current cost assumptions and discounted at 10%. Estimated future cash outflows to settle asset retirement obligations on those productive or non-productive

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

3.	Significant accounting policies (continued):

completed assets are excluded from the calculation of the present value of future net revenues. Any excess of the net book value, net of related deferred income taxes, over the ceiling is charged to expense and cannot be reversed in future periods, even if increasing prices raise the ceiling amount.

(c)	Oil and natural gas reserves:

Oil and natural gas reserves represent theoretical, estimated quantities of oil and natural gas which, using geological and engineering data, are estimated with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. There are numerous uncertainties inherent in estimating oil and natural gas reserves and their values including many factors beyond the Company’s control. Accordingly, reserve estimates are different from the future quantities of oil and natural gas that are ultimately recovered, and the corresponding lifting costs associated with the recovery of these reserves. The determination of depletion expense, as well as the ceiling test calculation related to the recorded value of the Company’s oil and gas properties, is highly dependent on estimates of proved oil and natural gas reserves.

(d)	Capitalized interest:

The Company capitalizes interest on expenditures made in connection with exploration and development projects not currently subject to depletion that may last greater than six months. Capitalized interest is incurred during the period these projects are brought into their intended use and cannot exceed gross interest expense.

(e)	Capitalized overhead:

A portion of the Company’s overhead expenses are directly attributable to acquisition, exploration, and development activities. Under the full cost method of accounting, these expenditures are capitalized into the full cost pool.

(f)	Other property and equipment:

Other property and equipment such as facilities, office furniture and equipment, buildings, and computer hardware and software are recorded at historical cost. The Company capitalizes certain software costs incurred during the application development stage. The application development stage generally includes software design, configuration, testing, and installation activities. Costs of renewals and improvements that substantially extend the useful lives of the other property and equipment assets are capitalized. Maintenance and repair costs are expensed when incurred. Depreciation on office furniture and equipment as well as computer hardware and software is determined using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Buildings and tenant improvements are also depreciated using the straight-line method over the estimated useful lives of seven to fifty years. No depreciation is taken on assets classified as construction in progress until the asset is placed into service. Gains and losses are recorded upon retirement, sale, or disposal of assets. A long- lived asset is evaluated for impairment when there is an indication that the carrying costs may not be recoverable and if impaired, reduced to fair value.

Capital spare parts are a component of other property and equipment and consists of tanks, separators, vapor recovery units, and supervisory control and data acquisition system equipment. Capital spare parts are not a part of the full cost pool and are not included in the depletion base or otherwise depreciated. When parts are placed into service in the field, they are added to the depletion base of the

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

3.	Significant accounting policies (continued):

full cost pool. The Company evaluates capital spare parts for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable.

(g)	Accounts receivable:

The Company’s accounts receivable consists mainly of accrued revenue from the sale of oil, gas, and NGLs to purchasers, and receivables from joint interest owners on properties the Company operates.

(h)	Revenue payable:

For oil and natural gas properties where the Company serves as operator, the Company receives production proceeds from the purchaser, which include revenues due to the Company as well as other working or royalty interest owners. Production proceeds the Company has not yet distributed to other owners are reflected as revenue payable in the accompanying consolidated balance sheets.

(i)	Asset retirement obligations:

The Company’s activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time assets are permanently retired and removed from service. The fair value of a liability for an asset’s retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made, and the corresponding cost is capitalized as part of the carrying amount of the related long-lived asset included in proved oil and gas properties. The liability is accreted over time to its then present value each period, and the capitalized cost is depleted along with the other capitalized costs of proved properties.

The Company’s estimated asset retirement obligation liability is based on historical experience in plugging and abandoning wells, estimated economic lives, estimated plugging and abandonment cost, estimated inflation rates, and federal and state regulatory requirements. The liability is discounted using the Company’s credit-adjusted risk-free rate estimated at the time the liability is incurred or revised. Estimates are periodically reviewed and adjusted to reflect changes to both the asset retirement obligation and related capitalized cost.

(j)	Business combinations:

The Company accounts for its acquisitions that qualify as businesses using the acquisition method under FASB Accounting Standards Codification (“ASC”) 805, Business Combinations. Under the acquisition method, assets acquired, and liabilities assumed are recognized and measured at their fair values at the date of acquisition. Associated transaction costs are capitalized into the full cost pool when incurred. The use of fair value accounting requires the use of significant judgment since some transaction components do not have fair values that are readily determinable. The excess, if any, of the purchase price over the net fair value assigned to assets acquired and liabilities assumed is recognized as goodwill. Conversely, if the fair value of net assets acquired exceeds the purchase price, the excess is immediately recognized in earnings as a bargain purchase gain.

(k)	Goodwill:

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in a business combination. Goodwill is not amortized and is tested for impairment annually in the fourth quarter or whenever other circumstances or events indicate that the carrying amount of goodwill may not be recoverable. When evaluating goodwill for impairment, the Company may first

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

3.	Significant accounting policies (continued):

perform an assessment of qualitative factors to determine if the fair value of the reporting unit is more-likely-than-not greater than its carrying amount. If, based on the review of the qualitative factors, the Company determines it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying value, the quantitative impairment test can be bypassed. If the Company does not perform a qualitative assessment or if the fair value of the reporting unit is not more-likely-than- not greater than its carrying value, the Company must calculate the estimated fair value of the reporting unit. If the carrying value of the reporting unit exceeds the estimated fair value, an impairment charge would be recognized. The amount of impairment of goodwill is measured as the amount by which the carrying amount of the reporting unit exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill. For purposes of assessing goodwill, the Company only has one reporting unit. The Company performed its annual goodwill impairment test as of December 31, 2019, which included a third-party valuation. As a result of the decline in commodity prices, the entire balance of goodwill was expensed in a non-cash impairment.

(l)	Revenue recognition:

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”). In accordance with the ASU, the Company adopted Topic 606 on January 1, 2019 using the modified retrospective method. Topic 606 supersedes previous revenue recognition requirements, with the new guidance including a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company’s performance obligations arise upon the production of hydrocarbons from wells in which the Company has an ownership interest. Revenues are reported on a net revenue interest basis, which excludes revenues attributable to other parties’ working or royalty interests. The performance obligations are considered satisfied upon control transferring to a purchaser which can occur at the wellhead, inlet to the processing facility, tailgate to the processing facility, or other contractually specified delivery point. The time period between production and satisfaction of performance obligations is generally less than one day; thus, there are no material unsatisfied or partially unsatisfied performance obligations at the end of the reporting period.

Revenue is recorded in the month performance obligations are satisfied at which point payment is unconditional. However, settlement statements from the purchasers of hydrocarbons and the related cash consideration are received 30 to 90 days after production. As a result, at the end of each month the Company must estimate the amount of production delivered to the customer and the consideration that will ultimately be received for sale of the product. Estimated revenue due to the Company is recorded within the accounts receivable line item on the accompanying balance sheets until payment is received as Accrued oil, gas, and NGL production revenue. The majority of the Company’s contracts’ pricing provisions are tied to a commodity market index, with certain adjustments based on, among other factors, whether a producing well delivers to a gathering or transmission line, quality of the oil or natural gas, and prevailing commodity market supply and demand conditions. To estimate accrued revenue from contracts with customers, the Company uses metered volumes produced, knowledge of its properties, historical performance, contractual arrangements, index pricing, quality and transportation differentials, and other factors as the basis for these estimates. Differences between estimates and actual amounts received for the product sales are recorded in the month that payment is received from the purchaser.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

3.	Significant accounting policies (continued):

Judgments made in applying the guidance in Topic 606 generally relate to the point in time when control transfers to customers in the various contractual arrangements. The Company does not believe that significant judgment is required with respect to the determination of the transaction price, including amounts that represent variable consideration, as volume and price carry a low level of estimation uncertainty given the precision of volumetric measurements and the use of index pricing with generally predictable differentials. Accordingly, the Company does not consider estimates of variable consideration to be constrained.

The Company recognizes oil, gas, and NGL production revenue at the point in time when control of the product transfers to the purchaser, which differs in practice depending on the applicable contractual terms. Transfer of control determines the presentation of post-production expenses within the consolidated statements of operations, which would include items such as transportation, gathering, and processing. These fees and related deductions incurred by the Company prior to control transfer are recorded within the gathering and transportation expense line item on the consolidated statements of operations. When control is transferred at or near the wellhead, sales are based on a local wellhead market price, which are net of fees and deductions incurred by the purchaser after the transfer of control. In general, the Company generates production revenue from a combination of the following types of contracts:

(i)

The Company sells oil and unprocessed gas production at or near the wellhead and receives an agreed-upon market price from the purchaser. Under this type of arrangement, control transfers at or near the wellhead and involves little to no processing or transportation related expenses.

(ii)

The Company has certain processing arrangements that include the delivery of unprocessed gas to the inlet of a midstream processor’s facility. After processing, the midstream processor redelivers residue gas and NGLs back to the Company at the outlet of the facility. For these products redelivered, the Company has separate sales contracts whereby control of residue gas and NGLs transfers to the purchaser at the outlet of the facility or at various points downstream of the processing facility. The Company separately recognizes fees and other deductions incurred prior to control transfer within the gathering and transportation expense line item on the consolidated statements of operations.

(iii)

The Company delivers oil to the inlet of both internal and third party midstream gathering and transmission service providers near the wellhead, who then provide services to gather, store and transport the Company’s crude oil products into premium market centers where the Company has entered into sales contracts and transfers control to those purchasers downstream of the wellhead. The Company separately recognizes these midstream fees and other deductions incurred prior to control transfer within the gathering and transportation expense line item on the consolidated statements of operations.

Certain non-monetary simultaneous buy/sell oil arrangements entered in contemplation of one another with the same third-party transportation provider are combined and the result is accounted for as transportation expense.

(m)	Lease operating expense:

Costs incurred to operate and maintain wells and related equipment and facilities are expensed as incurred. Lease operating expenses (also referred to as production or lifting costs) include the costs of

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

3.	Significant accounting policies (continued):

labor to operate the wells and related equipment and facilities, repairs and maintenance, materials, fuel and chemicals, supplies utilized in operating the wells and related equipment and facilities, and insurance applicable to proved properties and wells and related equipment and facilities.

(n)	Production, mineral and other taxes:

The Company is subject to taxes levied from state and local jurisdictions in which the Company produces oil, natural gas and NGLs. These taxes are primarily comprised of severance tax and ad valorem tax assessed on the value of the production sold and allow for certain credits and exemptions where the Company operates. Production related taxes are withheld from the oil, natural gas and NGL revenues for the Company as well as from the Company’s partner revenue distributions and are presented as a liability to the related taxing authority within the consolidated balance sheets.

(o)	Incentive compensation:

Crestone Peak Resources Management LP issued incentive awards to certain employees of Crestone Peak Resources, LLC. Certain of these awards are accounted for as stock-based compensation, which in accordance with U.S. GAAP, must be recorded at fair value at each reporting date, with compensation cost recognized over the applicable vesting period. The compensation cost is accounted for as a deemed contribution, or distribution, from, or to, non-redeemable non controlling interest within the Company’s consolidated statements of changes in equity and temporary equity. These incentive awards are valued using an option pricing model. Other forms of incentive awards are accounted for as profit-sharing arrangements whereby no compensation cost is recognized until a payment date is considered probable.

(p)	Fair value of financial instruments:

The Company’s fair value measurement of financial instruments is set out in the below and fair value measurement of derivative instruments is set out in Note 11 and 13.

The Company’s financial instruments including cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The fair value of the revolving credit facility approximates its carrying value based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities. The Company has derivative financial instruments and incentive compensation awards that are recorded at fair value. Certain non- financial assets and liabilities are initially measured at fair value, such as asset retirement obligations, and assets and liabilities acquired in business combinations.

The Company also holds notes payable to a related party. All related party notes are measured at amortized cost. Refer to Note 18 for additional information.

A fair value hierarchy, established by the FASB, prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). In determining fair value, the Company utilizes the most observable inputs available. If a fair value measurement reflects inputs at multiple levels within the hierarchy, the fair value measurement is characterized based on the lowest level of input that is significant to the fair value measurement. Considerable judgment is required to develop estimates of fair value.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

3.	Significant accounting policies (continued):

(q)	Commodity derivative instruments:

The Company seeks to manage commodity price risk on its production by entering into derivative contracts, primarily utilizing swaps, to reduce the effect of price changes on a portion of its future oil, natural gas, and NGL production. The Company does not designate its derivative instruments to qualify for hedge accounting. Accordingly, the Company’s commodity derivative instruments are measured at fair value and are included in the accompanying consolidated balance sheets as commodity derivative assets and liabilities. Unrealized gains and losses are recorded based on the changes in the fair values of the derivative instruments. Realized gains and losses are recorded based on the contract settlement of derivatives. Commodity derivative (gains) and losses are presented within the “other expense (income)” section of the consolidated statements of operations. The Company values its derivative instruments at the values reported by the Company’s counterparties, which the Company evaluates internally using an independent model that considers various assumptions, including quoted forward prices for commodities as well as other relevant economic measures. The discount rate used in the fair values of these instruments includes a measure of non-performance risk by the counterparty or the Company, as appropriate. For additional discussion on derivatives, please see Note 11—Commodity derivative instruments.

(r)	Income taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities, and their respective income tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company establishes a valuation allowance when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of enactment. The Company’s tax positions are evaluated under a more likely than not recognition threshold and measurement analysis before they are recognized for financial statement reporting.

The Company’s policy for interest and penalties related to income tax exposures is to recognize interest and penalties as a component of the provision for income taxes in the consolidated statements of operations.

(s)	Recently adopted accounting pronouncements:

(i)	Fair value measurements:

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which improves the disclosure requirements on fair value measurements. For all entities, the new guidance is effective for fiscal years beginning after December 15, 2019, including interim reporting periods within that reporting period. The Company adopted ASU 2018-13 as of January 1, 2020 which has not had a material impact to the Company’s consolidated financial statements or disclosures.

(t)	Recently issued accounting pronouncements:

(i)	Leases:

In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”), which establishes a comprehensive new lease standard designed to increase transparency and comparability among

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

3.	Significant accounting policies (continued):

organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. The FASB has also issued an ASU which allows an entity that elects to apply the practical expedients to, in effect, continue to account for leases that commence before the effective date in accordance with previous U.S. GAAP. During 2020 the FASB extended the effective date for private companies by one year, making Topic 842 effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company expects to adopt Topic 842 on January 1, 2022 and the Company is actively identifying the lease population for detailed review and evaluating the impact on its consolidated financial statements and disclosures.

(ii)	Financial instruments—credit losses:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, followed by other related ASUs that provided targeted improvements (collectively “ASU 2016-13”). ASU 2016-13 provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The guidance is to be applied using a modified retrospective method and is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company will adopt ASU 2016-13 on January 1, 2023 using the modified retrospective method and the Company does not expect a material impact on the consolidated financial statements and disclosures.

(iii)	Intangibles, goodwill and other:

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This update aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The Company will adopt ASU 2018-15 on January 1, 2021, with prospective application and the Company does not expect a material impact on the consolidated financial statements and disclosures.

(iv)	Reference rate reform:

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting followed by ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope, issued in January 2021 to provide clarifying guidance regarding the scope of Topic 848. ASU 2020-04 was issued to provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. Generally, the guidance is to be applied as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. ASU 2020-04 and ASU 2021-01 are effective for all entities through December 31, 2022. As of December 31, 2020, the Company has not elected to use the optional guidance and continues to evaluate the options provided by ASU 2020-04 and ASU 2021-01.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

3.	Significant accounting policies (continued):

There are no other ASUs applicable to the Company that would have a material effect on the Company’s consolidated financial statements and related disclosures that have been issued but not yet adopted by the Company as of December 31, 2020, and through the filing of this report.

4.	Acquisitions and divestitures:

During the fourth quarter of 2019, the Company entered into a definitive purchase agreement with ConocoPhillips Company, Burlington Resources Oil & Gas Company LP, and Bronco Pipeline Company (collectively, “ConocoPhillips”) to acquire approximately 99,000 net acres, including both upstream and midstream assets for the aggregate purchase price of $380.0 million, subject to customary purchase price adjustments. The effective date of the acquisition was June 1, 2019. Upon execution of the agreement, the Company tendered a $38.0 million deposit to ConocoPhillips as of December 31, 2019.

The acquisition closed on March 3, 2020, for an adjusted purchase price of $360.7 million, subject to normal post-closing adjustments completed in the fourth quarter of 2020, resulting in the final purchase price and total consideration paid of $364.8 million. The Company funded the acquisition with proceeds from the issuance of a promissory note to a related party on February 28, 2020 (see Note 18) and the Company’s revolving credit facility.

The Company determined that the ConocoPhillips acquisition met the criteria of a business combination under ASC Topic 805, Business Combinations. The Company allocated the preliminary adjusted purchase price to the acquired assets and liabilities based on fair value as of the acquisition date, as summarized in the table below. This measurement resulted in no goodwill or bargain purchase gain being recognized.

March 3, 2020
Cash consideration	$364,752

Fair value of assets and liabilities acquired:
Other current assets	$1,996
Proved oil and gas properties:
Proved oil and gas properties	361,463
Unproved oil and gas properties	6,400
PP&E other	8,039

377,898
Asset retirement obligations	(2,651)
Production and other taxes payable	(4,890)
Revenue payable	(5,605)

(13,146)

Total fair value of net assets acquired	$364,752

The Company used the cost, income and market valuation approaches in estimating the fair value of assets acquired and liabilities assumed. The carrying amounts of other current assets, equipment inventory, production and other taxes payable and revenue payable approximate their fair values due to the short-term nature of these items, therefore leveraging the cost approach based on current replacement factors. The fair

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

4.	Acquisitions and divestitures (continued):

values of oil inventory and land were determined using the market approach. The market approach utilizes market prices in actual historical transactions of a similar nature. The fair values of the proved and unproved properties, the midstream gas gathering assets, and asset retirement obligations were determined using the income approach. The items were determined using relevant market assumptions, including discount rates, future commodity prices and costs, timing of development activities, projections of oil and gas reserves, and estimates to abandon and reclaim producing wells. The fair value measurements of the assets and liabilities discussed above were based, in part, on significant inputs not observable in the market and thus represent a Level 3 measurement.

The following table summarizes quantitative information about the significant unobservable inputs used in the valuation of certain assets and asset groups measured at fair value on a non-recurring basis:

Level 3 unobservable inputs	March 3, 2020
Price:
Oil (per Bbl)	$48 - $77
Gas (per Mcf)	$1.64 - $3.49
NGL (percentage of oil price)	35%
Reserve adjustment factors:
Proved developed producing	100%
Proved undeveloped	85%
Probable	30%
Discount rate	15%

During the year ended December 31, 2020 and 2019, the Company completed acreage exchanges resulting in the Company acquiring 310 net acres in exchange for 774 net acres during the year ended December 31, 2020 and acquiring 1,602 net acres in exchange for 1,406 net acres during the year ended December 31, 2019. These exchanges were recorded at the carryover transfer basis within the full cost pool with no gain or loss recognized. In addition, the 2020 acreage exchange included a cash market settlement from the counterparty, in the event oil pricing improved to certain price levels within the 2020 period. Those price improvements were achieved, and the Company received $1.6 million as part of the exchange transaction and accounted for this amount as a downward adjustment of capitalized costs due to the insignificance between the Company’s capitalized costs and proved reserves.

5.	Accounts receivable:

For receivables from joint interest owners, the Company typically has the ability to withhold future revenue disbursements to recover non-payment of joint interest billings. Generally, the Company’s accrued revenues are collected within two months and the Company has had minimal bad debts. Although diversified among many companies, collectability is dependent upon the financial wherewithal of each individual counterparty and is influenced by the general economic conditions of the industry. Receivables are not collateralized.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

5.	Accounts receivable (continued):

Accounts receivable consist of the following:

	2020	2019
Accrued oil, gas, and NGL production revenue	$46,636	$44,794
Amounts due from joint interest owners	11,734	34,910
Related party notes receivable	842	889
Other receivables	7,891	2,315

	$67,103	$82,908

As a result of the decrease in commodity prices during 2020 and the estimated impact it will have on certain joint interest owners, the Company recorded a $1.5 million increase to bad debt expense and an accumulated balance for allowance for doubtful accounts of $1.8 million (2019 - $0.3 million).

6.	Property and equipment:

The capitalized costs related to the Company’s oil and gas producing activities were as follows:

	2020	2019
Oil and gas properties, full cost method:
Costs of proved properties:
Proved oil and gas properties	$1,951,672	$1,422,293
Less accumulated depletion and full cost ceiling impairments	(1,186,066)	(677,030)

	765,606	745,263
Cost of unproved properties, not subject to depletion:
Lease acquisition and other costs	17,122	14,344
Cost of other property and equipment:
Other property and equipment	65,366	65,233
Less accumulated depreciation	(11,002)	(9,052)

	54,364	56,181

	$837,092	$815,788

With respect to proved producing and non-producing properties, the Company performs a ceiling test at least semi-annually to determine whether there has been an impairment to its capitalized costs. The ceiling test is primarily impacted by commodity prices, changes in estimated reserve quantities, reserves produced, exploration and development costs, and depletion expense. If pricing conditions decline, or if there is a negative impact on one or more of the other components of the calculation, the Company may incur a full cost ceiling test impairment. At December 31, 2019, the Company recognized a ceiling test impairment of $254.7 million. The impairment resulted primarily from the impact of decreases in the 12-month average trailing prices and differentials for oil, natural gas, and NGLs with more nominal impacts coming from the reduction of infill locations and negative revisions to reserve quantities subsequent to the 2019 down-spacing test results. For the year ended December 31, 2020, the Company recognized a ceiling test

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

6.	Property and equipment (continued):

impairment of $349.5 million, of which $204.6 million was recorded in the third quarter of 2020 and the remaining $144.9 million was recorded in the fourth quarter of 2020. The impairment resulted primarily from the impact of decreases in the 12-month average trailing prices, which were also contributing to shorter well lives and rendering certain locations as uneconomic to drill.

The Company’s oil gathering and facility equipment is utilized as a support facility to provide for centralized oil production and marketing on the Company’s current and future operated properties within its core northern exploration and production activities (Firestone). Similarly, the Company’s gas gathering and facility equipment is utilized as a support facility to provide for centralized gas gathering and marketing on the Company’s current and future operated properties within its core southern exploration and production activities (Watkins).

The costs of unproved properties are withheld from the depletion base until the properties are either developed or abandoned. The Company incurred $7.9 million in additional spending on unproved properties during the year ended December 31, 2020, most of which was related to acquisition activities outlined in Note 4—Acquisitions and Divestitures. Unproved properties are evaluated for impairment whenever events or circumstances indicating an impairment may have occurred and, if impaired, are reclassified to proved properties and included in the depletion base. For the year ending December 31, 2020, the Company evaluated the unproved properties and recorded an impairment for $5.1 million related to the unproved properties. Similar to the proved properties, significant declines in commodity prices during 2020 were the key contributing factor to the impairment impact. No impairments on unproved properties were recorded for the year ended December 31, 2019.

(a)	Capitalized overhead:

A portion of the Company’s overhead expenses are directly attributable to acquisition, exploration, and development activities. Under the full cost method of accounting, $11.2 million and $12.4 million were capitalized into the full cost pool during 2020 and 2019, respectively.

(b)	Capitalized costs excluded from depletion:

The costs related to unproved properties that have been excluded from amounts subject to depletion for the years ended December 31, 2020 and December 31, 2019 were $17.1 million and $14.3 million, respectively. There were no development costs included in the unproved properties balances for the years ended December 31, 2020 and 2019. The Company has $10.7 million of unproved properties related to leasehold where the Company is actively taking continuous steps toward permitting wells in addition to the $6.4 million of unproved properties related to the acquisition outlined in Note 4—Acquisitions and divestitures.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

7.	Accounts payable and accrued expenses:

Accounts payable and accrued expenses consist of the following:

	2020	2019
Trade accounts payable	$29,576	$52,057
Accrued capital costs	20,918	22,974
Capital working interest owner prepayments	33,100	86,371
Accrued operating expenses	12,457	11,007
Accrued general and administration	10,699	13,505
Accrued other	407	598

	$107,157	$186,512

8.	Depletion, depreciation and accretion (“DD&A”):

DD&A consisted of the following:

	2020	2019	2018 (Unaudited)
Depletion of oil and gas properties	$160,242	$122,614	$90,108
Depreciation and accretion	8,048	7,843	7,560

	$168,290	$130,457	$97,668

Depletion of oil and gas properties is computed on the unit-of-production method, whereby capitalized costs plus estimated future development costs are amortized over total proved reserves. Depletion expense was $10.94 per BOE, $9.99 per BOE and $9.09 per BOE (unaudited) for the years ended December 31, 2020, 2019 and 2018, respectively

9.	Asset retirement obligations:

Upon completion or acquisition of a well, the Company recognizes obligations for its oil and natural gas operations for anticipated costs to remove and dispose of surface equipment, plug and abandon (“P&A”) the wells, and restore the drilling site to its original use. The estimated present value of such obligations is determined using several assumptions and judgments about the ultimate settlement amounts, inflation factors, credit-adjusted risk-free discount rates, timing of settlement, and changes in regulations. Changes in estimates are reflected in the obligations as they occur. If the fair value of a recorded asset retirement obligation changes, a revision is recorded to both the asset retirement obligation and the capitalized asset retirement cost.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

9.	Asset retirement obligations (continued):

The following table summarizes the changes in asset retirement obligations associated with the Company’s oil and gas properties:

	2020	2019
Beginning asset retirement obligation	$78,524	$72,023
Obligations incurred with development activities	916	372
Obligations assumed with acquisitions	3,540	414
Accretion expense	4,242	3,791
Obligations discharged with asset retirements and divestitures	(10,028)	(15,686)
Revisions in previous estimates	17,333	17,610

	94,527	78,524
Less current portion	(5,801)	(3,029)

Non-current portion	$88,726	$75,495

During the year ended December 31, 2020, the Company increased its asset retirement obligation by $16.0 million driven by the significant decline in commodity prices resulting in shorter estimated lives, which changed the expected timing of the future estimated cash flows. The Company’s estimated P&A costs were up slightly over the prior year, mainly due to additional reclamation costs being incurred as a result of urban mitigation and a tightening regulatory environment.

10.	Revolving credit facility:

On September 21, 2016, a subsidiary of the Company, Crestone Peak Resources LLC, entered into a revolving credit facility (sometimes referred to as the reserve-based loan or “RBL”) with a syndicate of lenders. The RBL is available for working capital requirements, capital expenditures, acquisitions, general business purposes, and to support letters of credit. Certain of Crestone Peak Resources LLC’s assets, together with its subsidiaries’ with the exception of Crestone Peak Resources Watkins Midstream LLC and Crestone Peak Resources Watkins Holdings LLC, including substantially all of the producing wells and developed oil and gas leases, have been designated as collateral under the RBL.

The RBL had an initial borrowing base of $300 million and a maximum commitment of up to $500 million with an initial maturity date of September 21, 2021, which was extended 1.5 years to April 30, 2023 in 2018. The borrowing base under the RBL is determined at the discretion of the lenders based on the value of the proved reserves designated as collateral and its commodity hedges and is subject to regular redeterminations on or about April 15 and October 15 of each year with the next semi-annual redetermination scheduled for on or about April 15, 2021. The borrowing base was increased from $350 million to $525 million in March of 2020 in conjunction with the ConocoPhillips acquisition, also raising the maximum commitment to $1.0 billion. The borrowing base was subsequently decreased to $375 million in June of 2020 and again decreased to $350 million in October of 2020 with no changes to the maximum commitment.

Interest rates under the RBL are based on either the London Interbank Offered Rate or the Alternative Base Rate at Crestone Peak Resources LLC’s option, plus applicable margins of 2.5% to 3.5% or 1.5% to 2.5%, respectively. The fee on the unused amount of the commitment was 0.5%. Applicable margins are based on

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

10.	Revolving credit facility (continued):

borrowing base utilization, which is defined as the sum of borrowings and letters of credit as a proportion of the borrowing base. Crestone Peak Resources LLC may issue up to $50 million of letters of credit under the RBL. Letters of Credit incur fees of 2.5% to 3.5%, depending on borrowing base utilization.

The RBL had $245.0 million and $258.0 million in outstanding borrowings as of December 31, 2020 and 2019, respectively. Crestone Peak Resources LLC had issued letters of credit in the amount of $12.8 million and $11.3 million as of December 31, 2020 and 2019, respectively. The available capacity under the RBL was $92.2 million as of December 31, 2020. The average annual interest rate incurred on borrowed funds under the RBL was 3.8% and 4.8% for the year ended December 31, 2020 and 2019, respectively.

The components of interest expense include the following:

	2020	2019	2018 (unaudited)
Interest costs incurred on borrowed funds	$12,397	$9,858	$8,563
Interest costs incurred on letters of credit	642	997	1,017
Amortization of deferred financing costs	5,681	1,118	1,139

Interest expense, net	$18,720	$11,973	$10,719

The RBL originally contained two financial performance covenants requiring Crestone Peak Resources LLC to maintain:

(i)	A consolidated total debt to EBITDAX ratio of no greater than 4.0 to 1.0

(ii)	A ratio of consolidated current assets to current liabilities of at least 1.0 to 1.0

Current assets, as defined in the RBL agreement, are the sum of the consolidated current assets of Crestone Peak Resources LLC, plus the available commitment on the RBL, excluding any non-cash assets arising under ASC 815 and ASC 410. Current liabilities, as defined in the RBL agreement, are the consolidated current liabilities of Crestone Peak Resources LLC, excluding current maturities of long-term debt and any non-cash liabilities arising under ASC 815 and ASC 410.

In conjunction with the March 2020 borrowing base redetermination, the lenders agreed to extend and waive the requirement to have a ratio of consolidated current assets to current liabilities of at least 1.0 to 1.0 through quarter ending December 31, 2020.

The lenders consented to Crestone Peak Resources LLC’s waiver request, in exchange for three other financial performance covenant amendments during the waiver period:

(a)

The definition of debt was amended to include any amount by which Crestone Peak Resources LLC’s consolidated current liabilities (excluding current maturities of long-term debt and any non-cash liabilities arising under ASC 815 and ASC 410) exceed Crestone Peak Resources LLC’s consolidated current assets (excluding any non-cash assets arising under ASC 815 and ASC 410 but not including the available commitment on the RBL).

(b)	A consolidated interest coverage ratio was added, requiring the ratio of EBITDAX to interest expense on a trailing four quarter basis to be at least 3.0 to 1.0.

(c)	Crestone Peak Resources LLC shall maintain a consolidated total debt to EBITDAX ratio of no greater than 3.5 to 1.0.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

10.	Revolving credit facility (continued):

In May of 2021, Crestone Peak Resources LLC’s borrowing base on the RBL was reaffirmed at $350 million and will remain in effect until the next determination period pursuant to the terms of the credit agreement. As part of the redetermination process, a continuation of the current ratio waiver was granted by the bank group through the period ending March 31, 2021. Then, on June 4, 2021, the current ratio waiver was further extended for each quarter through the period ending December 31, 2021. The most recent extension of the current ratio waiver provided by the bank group was approved on the condition that Crestone Peak Resources LLC executes an acceptable merger agreement on or before June 30, 2021, which the Company executed on June 6, 2021. See Note, “21. Subsequent Events,” for further discussion on the merger.

The RBL also contains certain additional customary negative covenants that, among other things, restrict Crestone Peak Resources LLC’s, together with its subsidiaries’, ability to incur additional debt, grant liens on its assets, make investments, sell assets, engage in business combinations, pay dividends, and enter into hedge agreements. Accordingly, the net assets of Crestone Peak Resources, LLC as of December 31, 2020 of $296.9 million are restricted in their ability to be transferred from Crestone Peak Resources, LLC.

Crestone Peak Resources LLC, together with its subsidiaries, is in compliance with its loan covenants, considering the related bank waivers as outlined above, and expects to remain in compliance throughout the next 12-month period.

11.	Commodity derivative instruments:

Crestone Peak Resources LLC, has entered into commodity derivative instruments, as described below. The commodity derivative instruments include swaps and costless collars. Crestone Peak Resources LLC’s derivative strategy, including the volumes and commodities covered and the relevant fixed and market prices, is based in part on Crestone Peak Resources LLC’s view of expected future market conditions, capital spending plans, and analysis of well-level economic return potential. Crestone Peak Resources LLC’s use of derivative contracts is subject to limits set forth in the RBL.

Swaps are derivative contracts which obligate two counterparties to effectively trade the underlying commodity at a set price (or index price) over a specified term. The costless collars do not require a premium payment and are used to establish a floor and ceiling price on anticipated commodity production.

Crestone Peak Resources LLC may, from time to time, add incremental derivatives to cover additional production, restructure existing derivative contracts, or enter into new transactions to modify the terms of current contracts in order to realize the current value of Crestone Peak Resources LLC’s existing positions. Crestone Peak Resources LLC does not enter into derivative contracts for speculative purposes.

The use of derivatives involves the risk that the counterparties to such instruments will be unable to meet the financial terms of such contracts. Crestone Peak Resources LLC’s derivative contracts are currently with four counterparties, all of which are lenders in the RBL. Crestone Peak Resources LLC is not required to make cash margin payments because the counterparties are secured by certain of Crestone Peak Resources LLC’s assets which have been designated as collateral under the RBL. Crestone Peak Resources LLC has netting arrangements with the counterparties that provide for the offset of payables against receivables from separate derivative arrangements with the counterparty in the event of contract termination. The derivative contracts may be terminated by a non-defaulting party in the event of default by the other party to the agreement. Crestone Peak Resources LLC’s derivative instruments do not contain credit-risk related contingent features.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

11.	Commodity derivative instruments (continued):

Crestone Peak Resources LLC’s commodity derivative instruments are measured at fair value and are included in the accompanying consolidated balance sheets as commodity derivative assets or liabilities. Unrealized gains and losses are recorded based on the changes in the fair values of the derivative instruments. The Company’s cash flow is only impacted when settlements under commodity derivative contracts result in it making a payment to, or receiving a payment from, the counterparty. Actual cash settlements can occur at either the scheduled payment date of the contract or at an earlier date if the contract is liquidated prior to its scheduled maturity. These cash settlements under the commodity derivative contracts are reflected as operating activities in the Company’s consolidated statements of cash flows.

The Company’s commodity derivative contracts as of December 31, 2020 are summarized below:

Settlement Period	Derivative Instrument	Volume (Bbls per day)	Price ($/Bbl)
Crude Oil - NYMEX WTI:

Jan 1, 2021 - Dec 31, 2021	Swap	10,900	$50.72
Jan 1, 2021 - Dec 31, 2021	Put	500	50.00
Jan 1, 2021 - Dec 31, 2021	Call	500	58.00
Jan 1, 2022 - Dec 31, 2022	Swap	7,000	41.81
Jan 1, 2023 - Dec 31, 2023	Swap	5,600	43.37
Jan 1, 2024 - Dec 31, 2024	Swap	4,600	44.98
Jan 1, 2025 - Dec 31, 2025	Swap	3,698	44.21

Settlement Period	Derivative Instrument	Volume (Mmbtu per day)	Price ($/Mmbtu)
Natural Gas - NYMEX Henry Hub:

Jan 1, 2021 - Dec 31, 2021	Swap	69,500	$2.70
Jan 1, 2021 - Dec 31, 2021	Basis Swap	30,000	(0.58)
Jan 1, 2022 - Dec 31, 2022	Swap	53,300	2.77
Jan 1, 2023 - Dec 31, 2023	Swap	43,600	2.51
Jan 1, 2024 - Dec 31, 2024	Swap	29,800	2.57

Settlement Period	Derivative Instrument	Volume (Bbls per day)	Price ($/Bbl)
NGL - Mont Belvieu:

Jan 1, 2021 - Dec 31, 2021	Swap	5,500	$20.55
Jan 1, 2022 - Dec 31, 2022	Swap	4,000	20.22

Subsequent to December 31, 2020, the Company added the following derivative contract positions:

Settlement Period	Derivative Instrument	Volume (Bbls per day)	Price ($/Bbl)
Crude Oil - NYMEX WTI:

Jan 1, 2021 - Dec 31, 2021	Swap	2,047	$50.63
Jan 1, 2022 - Dec 31, 2022	Swap	1,856	48.81
Jan 1, 2023 - Dec 31, 2023	Swap	1,540	47.49

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

11.	Commodity derivative instruments (continued):

Offsetting of derivative assets and liabilities:

As of December 31, 2020 and 2019, all derivative instruments held by the Company through Crestone Peak Resources LLC were subject to enforceable master netting arrangements. In general, the terms of the Crestone Peak Resources LLC’s agreements provide for offsetting of amounts payable or receivable between Crestone Peak Resources LLC and the counterparty, at the election of either party, for transactions that occur on the same date and in the same currency. Crestone Peak Resources LLC’s agreements also provide that, in the event of an early termination, each party has the right to offset amounts owed or owing under that and any other agreement with the same counterparty. The Company’s accounting policy is to not offset these positions in its accompanying consolidated balance sheets.

The following table provides a reconciliation for 2020 and 2019 between the net assets and liabilities reflected on the accompanying consolidated balance sheets and the potential effect of master netting arrangements on the fair value of the Company’s derivative contracts:

		Amounts not offset in consolidated balance sheet
2020	Gross amounts presented in consolidated balance sheet	Impact of master netting agreements	Net amount
Financial assets:
Current	$21,066	$(21,066)	$—
Non-current	20,828	(20,828)	—

Total	$41,894	$(41,894)	$—

Financial liabilities:
Current	$(22,989)	$21,066	$(1,923)
Non-current	(36,078)	20,828	(15,250)

Total	$(59,067)	$41,894	$(17,173)

		Amounts not offset in consolidated balancesheet
2019	Gross amounts presented in consolidated balance sheet	Impact of master netting agreements	Net amount
Financial assets:
Current	$76,799	$(76,799)	$—
Non-current	20,324	(20,324)	—

Total	$97,123	$(97,123)	$—

Financial liabilities:
Current	$(91,868)	$76,799	$(15,069)
Non-current	(30,597)	20,324	(10,273)

Total	$(122,465)	$97,123	$(25,342)

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

11.	Commodity derivative instruments (continued):

The amount of gain (loss) recognized in the consolidated statements of operations related to derivative financial instruments was as follows:

	2020	2019	2018 (Unaudited)
Realized gain (loss) on commodity derivatives	$201,267	$(660)	$(51,715)
Unrealized gain (loss) on commodity derivatives	8,168	(57,969)	85,765

Commodity derivative gain (loss)	$209,435	$(58,629)	$34,050

Included in the Company’s realized gain during the year ended December 31, 2020 was $79.6 million for monetized derivative contracts received in the second quarter of 2020 as part of the Company’s active risk management program to bring forward cash flow in an uncertain commodity price environment. This activity is recorded in “Commodity derivative (gain) loss” within the consolidated statements of operations.

12.	Income taxes:

The Company and certain of its subsidiaries are taxable in the United States.

The Company’s income tax expense for the years ended December 31, 2020, 2019 and 2018 (unaudited) were zero.

Reconciliation of the effective tax rate:

A reconciliation of income tax expense with expected federal income tax expense (benefit) computed at the applicable federal income tax rate of 21% for the years 2018 through 2020. A reconciliation of the U.S. statutory income tax rate to the Company’s effective tax rate is as follows:

	2020	2019	2018 (Unaudited)
Computed income tax expense at the
U.S. statutory rate	$(53,642)	$(60,329)	$30,407
Income attributable to non-controlling interests	786	2,333	(1,939)
State taxes, net of Federal benefit	(9,015)	(10,580)	5,230
Effect of permanent items	(437)	(411)	(379)
Valuation allowance	62,308	68,987	(33,319)

Income tax expense	$—	$—	$—

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. These temporary differences result in taxable or deductible amounts in future years. The Company assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year periods ended December 31, 2020, 2019 and 2018. On the basis of the Company’s evaluation, as of December 31, 2020, 2019 and 2018, a valuation allowance of $156.5 million, $94.2 million, and $25.2 million (unaudited) has been recorded.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

12.	Income taxes (continued):

At December 31, 2020, deferred tax assets totalled $156.5 million (2019 - $105.5 million) which were offset by deferred tax liabilities of zero (2019 - $11.3 million) and a valuation allowance of $156.5 million (2019 - $94.2 million).

At December 31, 2020, 2019, and 2018, the Company had available federal and state net operating loss carryforwards of $359.6 million, $341.7 million and $153.8 million (unaudited) respectively. Federal net operating loss carryforwards of $153.8 million and state net operating loss carryforwards of $153.8 million will begin to expire in 2036, and the remainder have no expiration.

The Company has no uncertain tax positions as of December 31, 2020, 2019, and 2018 (unaudited).

13.	Fair value measurements:

FASB ASC Topic 820, Fair Value Measurement, establishes a hierarchy for inputs used in measuring fair value for financial assets and liabilities that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurable date

•

Level 2: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

•	Level 3: Inputs are unobservable for the asset or liability

The financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

13.	Fair value measurements (continued):

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis by level within the fair value hierarchy:

2020	Level 1	Level 2	Level 3	Total
Assets:
Commodity derivatives	$—	$41,894	$—	$41,894
Liabilities:
Commodity derivatives	—	59,067	—	59,067

2019	Level 1	Level 2	Level 3	Total
Assets:
Commodity derivatives	$—	$97,123	$—	$97,123
Liabilities:
Commodity derivatives	—	122,465	—	122,465

The Company uses Level 2 inputs to measure the fair value of commodity derivatives. The Company derives internal valuation estimates taking into consideration forward commodity price curves, counterparties’ credit ratings, the Company’s credit rating, and the time value of money. These valuations are then compared to the respective counterparties’ mark-to-market statements. The considered factors result in an estimated exit-price that management believes provides a reasonable and consistent methodology for valuing derivative instruments. The commodity derivative instruments utilized by the Company are not considered by management to be complex, structured, or illiquid. The oil, gas, and NGL commodity derivative markets are highly active.

The fair value measurements of assets acquired, and liabilities assumed are measured on a nonrecurring basis. Refer to Note 4—Acquisitions and Divestitures for additional information on the fair value of assets acquired during 2020. Assets acquired and liabilities assumed under transactions that meet the criteria of a business combination under ASC Topic 805, Business Combinations, are recorded at fair value on the acquisition date using an income valuation technique based on inputs that are not observable in the market and therefore represent Level 3 inputs. Significant inputs to the valuation of acquired oil and gas properties include estimates of: (i) reserves; (ii) production rates; (iii) future operating and development costs; (iv) future commodity prices, including price differentials; (v) future cash flows; and (vi) a market participant-based weighted average cost of capital rate. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation.

14.	Concentration of credit risk and major customers:

The Company sells production to a small number of customers as is customary in the industry. Customers representing 10% or more of its oil, natural gas, and NGL revenue (“major customers”) are shown in the following table:

	2020	2019
Major revenue customer A	11.2%	14.5%
Major revenue customer B	10.0%	10.1%
Major revenue customer C	6.9%	13.0%
Major revenue customer D	19.2%	10.9%

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

14.	Concentration of credit risk and major customers (continued):

The Company does not believe the loss of any single purchaser of the Company’s oil, gas, or NGLs would materially impact operating results, as these are products with well-established markets and numerous purchasers are present within the Company’s operating region.

15.	Incentive compensation:

In 2017, Crestone Peak Resources Management LP, an affiliate of the Company, issued Class B Units (the “B shares”) in a subsidiary of the Company, Crestone Peak Resources LP, to certain employees of Crestone Peak Resources LLC and members of the board of directors of Crestone Peak Resources LP and Crestone Peak Resources LLC (herein referred to as the “award recipients”) which are accounted for as liability awards within the scope of ASC Topic 718, Compensation - Stock Compensation. The shares are intended to be a profits interest that have an economic value once the unitholders of Crestone Peak Resources LP have recouped their investment and a certain rate of return. The B shares do not have voting rights, contain a service requirement of 5 years, and may be repurchased by Crestone Peak Resources LP under certain conditions as set forth in the plan governing the shares. The terms of the B shares also require the holders to provide a six month notice prior to resignation and provide certain transition assistance to retain the award subsequent to resignation, creating an implied initial minimum vesting period of 5.5 years. A total of 100,000 B shares have been authorized under the plan governing the shares with no changes to authorized shares since inception. Crestone Peak Resources LLC did not grant any additional B shares in the year ended December 31, 2020 or December 31, 2019. Crestone Peak Resources LLC has 112 B shares fully vested and there were 850 B shares forfeited during 2020.

Any liability related to the awards is recognized at Crestone Peak Resources Management LP as Crestone Peak Resources Management LP is the party responsible for satisfying the obligation and is not presented in the Company’s consolidated financial statements. As a result, the Company records an incentive compensation expense charge and an offsetting deemed contribution to the Company’s permanent equity. As settlement of the awards is the obligation of Crestone Peak Resources Management LP, the offsetting deemed contributions are attributed solely to the non-redeemable noncontrolling interest.

The Company uses Level 3 inputs to measure the fair value of the B shares. There is no available market price, principal market, or market participants for the B shares and therefore the inputs for this instrument are considered unobservable. The fair value estimate of the B shares uses an option pricing model, which requires the Company to make several assumptions, including the fair value of the equity of the Company. The expected volatility was determined using the historical volatility for a peer group of companies commensurate with the expected terms, as outlined in the contractual terms and rights of the awards. The risk-free interest rate is based on the U.S. treasury yield curve for the expected term of the awards and the Company applied discounting based on marketability of such awards. The Company does not anticipate paying cash dividends; therefore, the expected dividend yield was assumed to be zero. The Company’s estimate of fair value is dependent on the Company’s estimate of the future cash flows on its oil and gas properties as derived from anticipated volume assumptions, commodity prices, cost assumptions, and overall market conditions.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

15.	Incentive compensation (continued):

The B shares’ fair value was $1.9 million and $10.0 thousand as of December 31, 2020 and 2019, respectively. The shares will be recorded at fair value at each reporting date, with compensation expense recognized over the vesting period as shown in the following table:

	2020	2019	2018 (Unaudited)
Compensation expense	$1,291	$(141)	$(2,621)

	$1,291	$(141)	$(2,621)

Compensation expense increased in 2020 as the B shares were revalued upward, driven by accretive acquisition activity. As of December 31, 2020, the weighted average period in which the remaining unrecognized compensation expense will be recognized is 1.3 years.

16.	Defined contribution plan:

Crestone Peak Resources LLC has a 401(k) Retirement Plan (the “Plan”) covering all employees. Under the terms of the Plan, Crestone Peak Resources LLC matches a portion of the employee contribution. Crestone Peak Resources LLC also provides for an additional contribution if the employee is an active participant on the last day of the plan year. The employee may begin making contributions immediately upon hire and may enter the plan at any time during employment. All matching contributions vest after three years. For the years ended December 31, 2020, 2019 and 2018, Crestone Peak Resources LLC’s employer contributions expense under the Plan in the Company’s consolidated statement of operations was $2.8 million, $2.8 million and $2.4 million (unaudited), respectively.

17.	Commitments and contingencies:

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount of the loss, or range of loss, can be reasonably estimated. In addition, the Company discloses matters for which the Company believes a material loss is reasonably possible. In the opinion of management, the results of such pending litigation and claims is not likely to have a material effect on the results of operations, financial position, or cash flows of the Company.

The Company is subject to environmental laws and regulations intended to mitigate or eliminate the effect of operations and to protect the environment. The Company monitors its compliance with existing laws and regulations. The Company’s environmental obligation reflects the estimated costs required to perform environmental remediation or monitoring associated with oil spills or leaks from specific storage tanks and flow lines prior to acquisition of the respective assets. State law requires the operator to clean or replace contaminated soil as well as monitor and remediate ground water contamination. The Company has established environmental project AFEs to capture $2.2 million in net costs associated with this obligation of which $0.9 million of remediation costs were incurred during the year ended December 31, 2019. Such expenditures (net to the Company) are charged against the environmental liability account as paid rather than charged to lease operating expenses in the consolidated statements of operations. During 2019, the Company exhausted the full $2.2 million environmental liability on remediation related activities and had no impact during the current 2020 year. Any future environmental mitigation or remediation costs incurred will be recorded to lease operating expenses.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

17.	Commitments and contingencies (continued):

As of December 31, 2020, Crestone Peak Resources LLC, had contractual oil and NGL volume delivery commitments with third parties with an aggregate minimum delivery commitment of 3.4 MMBbl of oil and 0.9 MMBbl of NGLs through the year 2021. In the event of a delivery shortfall, the Company would make periodic deficiency payments to the third parties. If the Company did not deliver any volumes under these delivery commitments, the Company would expect to incur $12.7 million in deficiency fees over the next year and an additional $11.7 million through 2025. The Company delivered in excess of all minimum volume commitments during 2020 and 2019, and the Company does not expect shortfalls within the Company’s delivery commitments going forward. The Company also engages in dedicated lease volume commitments for certain producing properties and facilities with third parties, none of which include minimum volume commitments.

The Company has the following other commitments as of December 31, 2020:

	Expected Future Payments
(Undiscounted)	2021	2022	2023	2024	2025	Thereafter	Total
Drilling and field services	$7,208	$998	$867	$867	$867	$—	$10,807
Information technology	1,164	641	452	—	—	—	2,257
Operating leases	1,905	1,656	446	41	—	—	4,048

Total	$10,277	$3,295	$1,765	$908	$867	$—	$17,112

Expected future payments for drilling and field services are primarily related to the purchase orders for tubular goods as well as drilling rig and well stimulation contracts in 2021. During 2020, the Company recorded $4.4 million in drilling and completion rig termination fees to “other” expense within the consolidated statements of operations as the Company reduced previously planned capital activity in response to falling commodity prices and changes in economic returns. The commitments for information technology contracts represent contractual obligations related to information technology services. Cancellation of certain information technology contracts may require cancellation fees up to 25% of the remaining value on the contract. Crestone Peak Resources LLC is committed under various operating lease agreements primarily related to the Company’s corporate and field offices and automobile fleet program. The provisions of these lease agreements provide for renewal options and include minimum lease payments under the terms of non-cancelable operating leases. Crestone Peak Resources LLC had issued letters of credit in the amount of $12.8 million as of December 31, 2020.

18.	Related party transactions:

(a)	Related party notes:

Between July 28, 2016 and February 28, 2020, the Company issued a series of notes to CPPIB Crestone Peak Resources Canada Inc., the sole shareholder of the Company. A summary of terms of the notes payable outstanding as of December 31, 2020 and December 31, 2019 are as follows:

(i)

Series A 5.2% Note was entered on July 28, 2016, for an aggregate principal amount of $115.9 million. The principal amount bears interest at 5.2% annually. Under the terms of the note, interest accrues and is added to the principal balance through July 28, 2022. Subsequent to this date interest is required to be paid in cash. Any unpaid principal and unpaid accrued interest are due July 27, 2026, the maturity date. Any accrued and unpaid interest increases the principal amount of the note and bears interest at 5.2% annually.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

18.	Related party transactions (continued):

(ii)

Series B 5.5% Note was entered on July 28, 2016, for an aggregate principal amount of $148.1 million. The principal amount bears interest at 5.5% annually. Under the terms of the note, interest accrues and is added to the principal balance through July 28, 2022. Subsequent to this date interest is required to be paid in cash. Any unpaid principal and unpaid accrued interest are due July 27, 2028, the maturity date. Any accrued and unpaid interest increases the principal amount of the note and bears interest at 5.5% annually.

(iii)

Series C 4.3% Note was entered on July 28, 2016, for an aggregate principal amount of $50 million. The principal amount bears interest at 4.3% annually. Under the terms of the original note, all interest is accrued and added to the principal balance, which under the original note were due July 27, 2021, the original maturity date. Any accrued and unpaid interest increases the principal amount of the note and bears interest at 4.3% annually. On June 30, 2021, the Company and CPPIB Crestone Peak Resources Canada Inc. entered into an amendment to the Series C Note which extended the maturity date of the principal and related accrued interest to July 27, 2022. Accordingly, the table of future debt maturities presented below reflects the terms of the amended Series C Note and the related balances are reflected as noncurrent at December 31, 2020 within the consolidated balance sheets.

(iv)

Series E 5.6% Note was entered on October 31, 2018 for an aggregate principal amount of $45.7 million. The principal amount bears interest at 5.6% annually. Any unpaid principal and unpaid accrued interest are due on the maturity date of October 30, 2030.

(v)

An unsecured promissory note was entered on February 28, 2020 for an aggregate principal amount of $273.3 million. The principal amount bears interest at 6.0% annually. In lieu of paying accrued and unpaid interest in cash on the interest payment date, the Company may at its option, add such interest to the principal amount of the loan as of the interest payment date, which shall thereafter be deemed principal bearing interest at 6.0% annually. Any unpaid principal and unpaid accrued interest are due on the maturity date of February 28, 2030.

As at December 31, 2020, $728.8 million (2019—$419.2 million) is included in due to related party on the consolidated balance sheets in connection with the notes, including accrued interest. For the years ended December 31, 2020, 2019 and 2018 the Company has recorded approximately $36.3 million, $21.1 million and $19.2 million (unaudited), respectively, in interest expense related to the notes in the consolidated statements of operations.

The principal repayments under the RBL (refer to Note 10) and related party notes for each of the five years subsequent to December 31, 2020 are as follows:

2021	$—
2022	60,304
2023	245,000
2024	—
2025	—
Thereafter	668,559

$973,863

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

18.	Related party transactions (continued):

(b)	Due from related party

On June 27, 2018, Crestone Peak Resources LLC (herein referred to as “Lender”) entered into a loan agreement with a related party (“Borrower”), who is an Executive Officer of Crestone Peak Resources LLC. The Lender will advance amounts under this loan agreement to fund Borrower’s capital commitment regarding Class A unit partnership interest of Crestone Peak Resources LP, but not to exceed $1.8 million in aggregate. The Lender’s initial advance in connection with the Borrower’s subscription agreement was $0.9 million (unaudited). The loan agreement repayment, including any unpaid principal and interest, becomes due on the later of December 31, 2028 or ten years from the last advance by the Lender. Interest accrues at 3.04% per annum, compounding annually, on the balance of unpaid principal. Borrower can make optional prepayments at any time while noting certain mandatory prepayments would be triggered related to various after-tax proceeds scenarios involving cash, marketable securities, severance, or bonus distributions. Borrower made a loan repayment on December 29, 2020 for $0.1 million, reducing accrued interest to zero as of December 31, 2020. The Company recorded $0.8 million and $0.9 million in accounts receivable as of December 31, 2020 and December 31, 2019, respectively. No additional related party advances were made during 2020, whether on the existing loan or related to any new loans.

19.	Supplemental schedule of information to the consolidated statements of cash flows:

The following table supplements the cash flow information presented in the consolidated financial statements for the periods presented:

	2020	2019	2018 (Unaudited)
Cash interest paid	$12,672	$14,250	$9,183
Non-cash operating activities:
Production taxes payable	11,203	—	—
Non-cash investing activities:
Capital expenditure accounts payables and accruals	43,326	41,599	36,309
Non-cash financing activities:
Refinancing of Series D Note (including accrued interest) with Series E Note	—	—	45,757

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

20.	Net Income attributable to the Company and transfers (to) from the noncontrolling interest:

The purpose of this schedule is to disclose the effects of changes in the Company’s ownership interest in its subsidiary.

	2020	2019	2018 (Unaudited)
Net income attributable to Company shareholders	$(252,241)	$(277,821)	$136,932

Transfer (to) from the non-controlling interest:	$—	$—	$—
Increase in Company’s paid-in capital for sale of 151 units of subsidiary Crestone Peak Resources LP	—	—	87
Decrease in Company’s paid-in for sale of 71 units of subsidiary Crestone Peak Resources LP	(1,494)	—	—

Net transfers (to) from non-controlling interest	(1,494)	—	—

Change from net income attributable to Company shareholders and transfers (to) from non-controlling interest	$(253,735)	$(277,821)	$137,019

21.	Subsequent events:

The Company has evaluated subsequent events through July 2, 2021, the date the consolidated financial statements were issued. Based on this evaluation, it was determined that other than as discussed below and within Note 18, no subsequent events occurred that require recognition or additional disclosure in the Consolidated Financial Statements.

June 6, 2021, the Company entered into an Agreement and Plan of Merger, in which the Company will be merged into a third-party Colorado DJ Basin energy producer. The merger is expected to close in the third quarter of 2021.

22.	Supplemental oil and gas information (unaudited):

Costs incurred in Oil and Natural Gas Property Acquisition, Exploration, and Development. The following table reflects costs incurred in oil, natural gas and NGL property acquisition, development and exploratory activities:

(in thousands)	2020	2019	2018
Acquisition of costs and properties:
Proved properties	$379,263	$2,416	$1,861
Unproved properties	7,858	201	10,639
Development costs	122,544	289,618	268,206
Exploration costs	10,124	6,327	5,732

Total costs	$519,789	$298,562	$286,438

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

22.	Supplemental oil and gas information (unaudited) (continued):

The Company’s results of operations for oil, natural gas and NGL producing activities for the years ended December 31, 2020, 2019, and 2018 are appropriately reflected on the consolidated income statements.

Oil, natural gas, and NGL reserves:

Proved reserves were estimated in accordance with guidelines established by the SEC, which require that reserve estimates be prepared under existing economic and operating conditions based upon the 12-month unweighted average of the first day of the month prices. Proved reserves are estimated volumes of oil, natural gas, and NGLs that geological and engineering data demonstrate with reasonable certainty are recoverable in future years from known reservoirs under existing economic and operating conditions. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future production rates and timing of future development costs. The following table reflects changes in proved reserves during the periods indicated:

	Oil (MBbls)	Natural gas (MMcf)	NGL (MBbls)	Total (MBOE)
Proved reserves at
December 31, 2017	49,256	471,882	49,816	177,719
Revisions	(3,626)	13,271	(7,052)	(8,466)
Extensions	1,699	11,804	992	4,658
Divestiture of reserves	(2,596)	(42,548)	(4,685)	(14,372)
Acquisition of reserves	4,361	31,307	1,844	11,423
Production	(3,848)	(22,760)	(2,266)	(9,907)

Proved reserves at
December 31, 2018	45,246	462,956	38,649	161,055
Revisions	(6,439)	(87,291)	(9,821)	(30,809)
Extensions	2,674	12,352	942	5,675
Production	(4,349)	(30,292)	(2,487)	(11,885)

Proved reserves at
December 31, 2019	37,132	357,725	27,283	124,036
Revisions	(12,054)	(98,222)	(3,916)	(32,405)
Extensions	9	144	13	46
Divestiture of reserves	(1,386)	(22,126)	(1,688)	(6,762)
Acquisition of reserves	97,732	151,067	19,922	142,832
Production	(5,570)	(34,324)	(3,354)	(14,645)

Proved reserves at
December 31, 2020	115,863	354,264	38,260	213,102

At December 31, 2020, the Company had approximately 213,102 MBoe of proved reserves. As a result of the Company’s ConocoPhillips acquisition, there was an increase of 142,832 Mboe for the period. Those acquisition additions were reduced by commodity price decreases, causing downward revisions of 58 MMboe, which were impacted by various other revisions for changes to the capital cost environment, proved undeveloped pad reconfigurations, probable conversions into proved reserves, as well as changes to the rig schedule and certain working interests.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

22.	Supplemental oil and gas information (unaudited) (continued):

At December 31, 2019, the Company had approximately 124,036 MBoe of proved reserves. During 2019, downward pressure on commodity prices caused downward reserve revisions of 17 MMboe as well as additional reductions related to the removal of certain proved undeveloped locations after down spacing test results as well as the reduction of non-operated reserves related to changes in operator plans.

At December 31, 2018, the Company had approximately 161,055 MBoe of proved reserves. Revisions during 2018 included downward revisions for plug and abandoned wells with higher risk profiles, which were offset by positive type curve revisions. The upward impact of pricing on revisions of previous estimates was minimal.

The following table sets forth the estimated quantities of proved developed and proved undeveloped (PUD) oil, natural gas and NGL reserves of the Company as of December 31, 2020, 2019, and 2018.

	2020	2019	2018
Proved developed reserves(1):
Oil (MBbls)	21,246	16,284	17,868
Natural Gas (MMcf)	173,393	201,068	203,016
Liquids (MBbls)	16,541	15,335	16,773

Total (MBoe)	66,686	65,130	68,477

Proved undeveloped reserves:
Oil (MBbls)	94,586	20,848	27,378
Natural Gas (MMcf)	180,733	156,657	259,940
Liquids (MBbls)	21,708	11,948	21,876

Total (MBoe)	146,416	58,906	92,578

Total proved reserves:
Oil (MBbls)	115,832	37,132	45,246
Natural Gas (MMcf)	354,126	357,725	462,956
Liquids (MBbls)	38,249	27,283	38,649

Total (MBoe)	213,102	124,036	161,055

(1)	As of December 31, 2020, 2019, and 2018 proved developed reserves includes proved developed non-producing reserves of 5,943 MBoe, 5,894 MBoe, 2,419 MBoe, respectively.

The Company uses the 12-month average price calculated as the unweighted arithmetic average of the spot price on the first day of each month within the 12-month period prior to the end of the reporting period. The oil and natural gas prices used in computing the Company’s reserves as of December 31, 2020, 2019, and 2018 were $39.54, $55.85, and $65.56 per barrel of oil, respectively, $1.99, $2.58, and $3.10 per MMBtu of natural gas, respectively before consideration of price differentials. NGLs are priced as a percentage of the oil price outlined above, noting liquids prices being adjusted to 30%, 30%, and 42% of the oil price as of December 31, 2020, 2019, and 2020, respectively.

The proved reserve estimates for the years ended December 31, 2020, 2019, and 2018 were prepared by Netherland, Sewell & Associates, Inc. (NSAI), the Company’s independent reserve engineers. All estimates of proved reserves are determined according to the rules prescribed by the SEC in existence at the time estimates were made. These rules require that the standard of “reasonable certainty” be applied to proved

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

22.	Supplemental oil and gas information (unaudited) (continued):

reserve estimates, which is defined as having a high degree of confidence that the quantities will be recovered. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as more technical and economic data becomes available, a positive or upward revision or no revision is much more likely than a negative or downward revision. Estimates are subject to revision based upon a number of factors, including many factors beyond the Company’s control such as reservoir performance, prices, economic conditions, and government restrictions. In addition, results of drilling, testing, and production subsequent to the date of an estimate may justify revision of that estimate.

Reserve estimates are often different from the quantities of oil, and natural gas, that are ultimately recovered. Estimating quantities of proved oil and natural gas reserves is a complex process that involves significant interpretations and assumptions and cannot be measured in an exact manner. It requires interpretations and judgment of available technical data, including the evaluation of available geological, geophysical, and engineering data. The accuracy of any reserve estimate is highly dependent on the quality of available data, the accuracy of the assumptions on which they are based upon, economic factors, such as oil and natural gas prices, production costs, severance and excise taxes, capital expenditures, workover and remedial costs, and the assumed effects of governmental regulation. In addition, due to the lack of substantial, if any, production data, there are greater uncertainties in estimating PUD reserves, proved developed non-producing reserves, and proved developed reserves that are early in their production life. As a result, the Company’s reserve estimates are inherently imprecise.

Standardized measure of discounted future net cash flows:

The following table reflects the Company’s standardized measure of discounted future net cash flows relating from its proved oil, natural gas, and NGL reserves (in thousands):

	2020	2019	2018
Future cash inflows	$5,235,652	$3,119,600	$5,129,193
Future production costs	(2,344,468)	(1,430,753)	(2,005,209)
Future development costs	(1,568,985)	(542,487)	(765,526)
Future income tax expense	—	—	—

Future net cash flows	1,322,199	1,146,360	2,358,459
Discount to present value at 10% annual rate	(642,520)	(441,112)	(1,059,077)

Standardized measure of discounted future net cash flows	$679,679	$705,248	$1,299,381

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to the consolidated financial statements

(In thousands of United States dollars)

For the years ended December 31, 2020, 2019 and 2018 (Unaudited)

22.	Supplemental oil and gas information (unaudited) (continued):

The following table reflects the principal changes in the standardized measure of discounted future net cash flows attributable to the Company’s proved reserves are as follows (in thousands):

	2020	2019	2018
Standardized measure of discounted future net cash flows at the beginning of the period	$705,248	$1,299,382	$1,049,348
Net change in prices and production costs	(415,525)	(386,249)	259,905
Net change in future development costs	152,053	183,051	(32,081)
Oil and gas revenue	(140,049)	(215,674)	(257,855)
Extensions	577	47,250	48,972
Acquisition of reserves	517,995	—	120,088
Divestiture of reserves	(24,782)	—	(121,809)
Revisions of previous quantity estimates	(246,449)	(450,979)	29,793
Previously estimated development costs incurred	70,526	154,765	164,225
Net change in income taxes	—	—	—
Accretion of discount	70,525	129,938	104,935
Net changes in timing of production and other	(10,439)	(56,235)	(66,139)

Standardized measure of discounted future net cash flows at the end of the period	$679,680	$705,249	$1,299,382

Annex L

Condensed Consolidated Financial Statements

CPPIB CRESTONE PEAK

RESOURCES AMERICA INC.

Three months ended March 31, 2021 and 2020

(Unaudited)

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Condensed Consolidated Balance Sheets

(In thousands of United States dollars)

(Unaudited)

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$3,955	$6,632
Accounts receivable (Note 4)	80,767	67,103
Other current assets	12,478	4,342
Commodity derivative asset (Note 8)	9,882	21,066

Total current assets	107,082	99,143

Property, plant and equipment, at cost:
Oil and gas properties, under full cost accounting:
Proved oil and gas properties	1,978,238	1,951,672
Unproved oil and gas properties excluded from depletion	17,142	17,122
Accumulated depletion and impairment	(1,224,684)	(1,186,066)

Oil and gas properties, net	770,696	782,728
Property, plant and equipment—other, net	50,974	54,364

Total property and equipment, net	821,670	837,092
Commodity derivative asset (Note 8)	20,486	20,828

Total Assets	$949,238	$957,063

Liabilities and Equity (Deficiency)

Current liabilities:
Accounts payable and accrued expenses (Note 5)	$78,967	$107,157
Revenue payable	75,007	57,026
Asset retirement obligation	5,801	5,801
Production and other taxes payable	31,960	64,426
Commodity derivative liability (Note 8)	75,177	22,989

Total current liabilities	266,912	257,399
Credit facility, net of deferred financing costs (Note 7)	247,103	239,152
Asset retirement obligation	88,638	88,726
Commodity derivative liability (Note 8)	80,547	36,078
Production and other taxes payable	54,870	38,096
Other liabilities	611	691
Due to related party (Note 11)	738,663	728,863

Total liabilities	1,477,344	1,389,005
Commitments and contingencies (Note 10)

Temporary equity:
Redeemable noncontrolling interests	4,241	5,982

Permanent deficiency:
Common stock ($0.01 par value per share):
1,000 authorized;
100 issued and outstanding	—	—
Additional paid-in capital	182,309	182,250
Accumulated deficit	(716,402)	(622,346)
Non-redeemable non-controlling interests	1,746	2,172

Total permanent deficiency	(532,347)	(437,924)

Total Liabilities and Equity (Deficiency)	$949,238	$957,063

The accompanying notes are an integral part of these condensed consolidated financial statements.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Condensed Consolidated Statements of Operations

(In thousands of United States dollars)

(Unaudited)

	Three months ended March 31,
	2021	2020
Revenues:
Crude oil	$79,296	$49,718
Natural gas	22,835	13,419
Natural gas liquids	24,523	8,927

Total revenues	126,654	72,064

Expenses:
Lease operating expenses	9,375	9,946
Gathering and transportation	20,672	19,073
Production, mineral and other taxes	10,187	6,057
Depreciation, depletion, and accretion (Note 6)	40,176	36,682
General and administrative	5,802	5,355

Total expenses	86,212	77,113

Operating income (loss)	40,442	(5,049)

Other (expense) income:
Interest expense	(13,025)	(11,145)
Commodity derivative gain (loss) (Note 8)	(123,551)	373,017
Other	(412)	(19)

Total other (expense) income	(136,988)	361,853

(Loss) income before income taxes	(96,546)	356,804
Income tax expense	—	—

Net (loss) income	(96,546)	356,804
Less net (loss) income attributable to non-controlling interests	(2,490)	25,160

Net (loss) income attributable to the shareholders of CPPIB Crestone Peak Resources America Inc.	$(94,056)	$331,644

The accompanying notes are an integral part of these condensed consolidated financial statements.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Condensed Consolidated Statements of Changes in Equity (Deficiency) and Temporary Equity

(In thousands of United States dollars)

(Unaudited)

For the three months ended March 31, 2021 and 2020

	Common stock		Additional paid-in capital	Accumulated deficit	Non- redeemable noncontrolling interests	Total permanent equity (deficiency)	Redeemable noncontrolling temporary equity
	Shares	Amount
Balance, January 1, 2021	100	$—	$182,250	$(622,346)	$2,172	$(437,924)	$5,982
Capital contributions	—	—	59	—	—	59	—
Deemed capital contributions	—	—	—	—	323	323	—
Net loss	—	—	—	(94,056)	(749)	(94,805)	(1,741)

Balance, March 31, 2021	100	$—	$182,309	$(716,402)	$1,746	$(532,347)	$4,241

Balance, January 1, 2020	100	$—	$182,632	$(370,105)	$666	$(186,807)	$7,186
Effects of changes in ownership interests in consolidated subsidiaries	—	—	(1,494)	—	2,209	715	—
Net income	—	—	—	331,644	2,310	333,954	22,850

Balance, March 31, 2020	100	$—	$181,138	$(38,461)	$5,185	$147,862	$30,036

The accompanying notes are an integral part of these condensed consolidated financial statements.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Condensed Consolidated Statements of Cash Flows

(In thousands of United States dollars)

(Unaudited)

	Three months ended March 31,
	2021	2020
Cash provided by (used in):

Operating activities:
Net (loss) income	$(96,546)	$356,804
Items not involving cash:
Depreciation and depletion	39,041	35,507
Accretion of asset retirement obligation	1,135	1,175
Commodity derivative (gain) loss	123,551	(373,017)
Derivative cash settlements	(6,085)	5,001
Incentive compensation	323	—
Amortization of deferred financing costs	951	499
Loss on sale and abandonment of assets	418	32
Non-cash interest expense	9,867	7,380
Changes in operating assets and liabilities:
Accounts receivable	(14,802)	35,738
Other current assets	(8,136)	(2,444)
Accounts payable and accrued expenses	(8,977)	(49,465)
Revenue payable	16,751	(16,394)
Production taxes payable	(15,692)	23,395
Other liabilities	1,149	937
Settlement of asset retirement obligations	(2,282)	(241)

Net cash provided by operating activities	40,666	24,907

Financing activities:
Capital contributions received from CPPIB
Crestone Peak Resources Canada Inc.	59	—
Capital contributions received from
non-controlling interest	—	715
Proceeds from revolving credit facility	106,500	229,000
Repayments on revolving credit facility	(99,500)	(41,000)
Finance costs paid	—	(7,941)
Notes with related party	(59)	273,283

Net cash provided by financing activities	7,000	454,057
Investing activities:
Cash paid for acquisition	—	(322,715)
Capital expenditures:
Oil and gas properties	(50,280)	(71,864)
Other property, plant and equipment	(574)	(889)
Proceeds from sale of assets	511	12

Net cash used in investing activities	(50,343)	(395,456)

Net (decrease) increase in cash and cash equivalents	(2,677)	83,508
Cash and cash equivalents at beginning of period	6,632	3,290

Cash and cash equivalents at end of period	$3,955	$86,798

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

1.	Organization:

CPPIB Crestone Peak Resources America Inc. was formed in Delaware, United States, on October 2, 2015 as a wholly owned subsidiary of CPPIB Crestone Peak Resources Canada Inc., an affiliate of Canada Pension Plan Investment Board. CPPIB Crestone Peak Resources America Inc. and its subsidiaries (herein referred to collectively as the “Company”) is privately-held and engages in the acquisition, exploration, development, and production of oil, natural gas, and natural gas liquids (“NGLs”), primarily in the Denver-Julesburg Basin (“DJ Basin”). Crestone Peak Resources, LP is owned 96% by the Company, 3% by Broe Group, and 1% by Crestone Peak Resources Management LP.

The Company’s oil and gas assets are held by Crestone Peak Resources, LLC, a 100% owned subsidiary of Crestone Peak Resources, LP, and comprise net acres of oil, natural gas, and NGL producing properties located in the Wattenberg area of the DJ Basin (the “Properties”). The wells target the Sussex, Shannon, Niobrara, Codell, Greenhorn, J-Sand and Dakota formations.

2.	Basis of preparation:

(a)	Basis of presentation:

The Company has prepared the accompanying condensed consolidated interim financial statements (the “Interim Financial Statements”) in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, these financial statements reflect all adjustments, consisting of normal recurring adjustments, that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective interim periods. Certain information and note disclosures normally included in the Company’s annual consolidated financial statements prepared in accordance with US GAAP have been condensed or omitted from these financial statements pursuant to such rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. Results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. These financial statements should be read in conjunction with theannual consolidated financial statements and notes thereto for the year ended December 31, 2020. Except as disclosed herein, there have been no material changes to the information disclosed in the notes to the consolidated financial statements for the year ended December 31, 2020.

(b)	Principles of consolidation:

The financial statements of the Company include the accounts of CPPIB Crestone Peak Resources America Inc. and all majority-owned subsidiaries where the Company has the ability to exercise control. All intercompany balances and transactions have been eliminated upon consolidation.

The Company consolidates entities in which it has a controlling financial interest based on either the VIE or voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity. Interests in subsidiaries owned by third parties are presented as non-controlling interests.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

2.	Basis of preparation (continued):

(c)	Functional and reporting currency:

All amounts herein have been presented in United States dollars, which is the functional and reporting currency of the Company. Transactions denominated in any currency other than United States dollars are immaterial.

(d)	Use of estimates

The preparation of condensed consolidated interim financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including oil and natural gas reserves, the fair value of assets acquired and liabilities assumed in business combinations, derivative valuations, deferred income taxes and asset retirement obligations upon initial recognition. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain using management’s best available knowledge of current and expected future events. Actual results could differ from those estimates. Estimates of proved oil and gas reserve quantities provide the basis for the calculation of depletion and impairment of proved properties, and asset retirement obligations. Further, these estimates and other factors, including those outside of the Company’s control, such as the impact of sustained lower commodity prices, could have a significant adverse impact on the Company’s financial condition, future development plans (including undeveloped oil & gas reserves), and results of operations and cash flows.

(e)	Recently adopted accounting pronouncements:

(i)	Intangibles, goodwill and other:

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This update aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The Company adopted ASU 2018-15 on January 1, 2021, with prospective application which has not had a material impact on the financial statements.

(ii)	Income taxes

Simplifying the Accounting for Income Taxes – In December 2019, the FASB issued guidance which simplifies the accounting for income taxes by removing certain exceptions and by clarifying and amending existing guidance applicable to accounting for income taxes. The amendment is effective commencing in 2021 with early adoption permitted. The adoption of this new guidance during the three months ended March 31, 2021 did not have a material impact on the financial statements.

(f)	Recently issued accounting pronouncements:

(i)	Reference rate reform

In March 2020 and as clarified in January 2021, the FASB issued guidance which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (“LIBOR”) or another

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

2.	Basis of preparation (continued):

reference rate expected to be discontinued because of reference rate reform. This amendment is effective as of March 12, 2020 through December 31, 2022. The expedients and exceptions provided by this new guidance do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationships. The Company is currently assessing the impact that the adoption of this new guidance not yet adopted and any of the transition relief available under the new guidance as of March 31, 2021.

(ii)	Leases

In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”), which establishes a comprehensive new lease standard designed to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. The FASB has also issued an ASU which allows an entity that elects to apply the practical expedients to, in effect, continue to account for leases that commence before the effective date in accordance with previous US GAAP. During 2020 the FASB extended the effective date for private companies by one year, making Topic 842 effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company expects to adopt Topic 842 on January 1, 2022 and the Company is actively identifying the lease population for detailed review and evaluating the impact on its financial statements.

(iii)	Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, followed by other related ASUs that provided targeted improvements (collectively “ASU 2016-13”). ASU 2016-13 provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The guidance is to be applied using a modified retrospective method and is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company will adopt ASU 2016-13 on January 1, 2023 using the modified retrospective method and the Company does not expect a material impact on the financial statements.

3.	Acquisitions and divestitures:

During the fourth quarter of 2019, the Company entered into a definitive purchase agreement with ConocoPhillips Company, Burlington Resources Oil & Gas Company LP, and Bronco Pipeline Company (collectively, “ConocoPhillips”) to acquire approximately 99,000 net acres, including both upstream and midstream assets for the aggregate purchase price of $380.0 million, subject to customary purchase price adjustments. The effective date of the acquisition was June 1, 2019. Upon execution of the agreement, the Company tendered a $38.0 million deposit to ConocoPhillips as of December 31, 2019.

The acquisition closed on March 3, 2020, for an adjusted purchase price of $360.7 million, subject to normal post-closing adjustments completed in the fourth quarter of 2020, resulting in the final purchase price and

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

3.	Acquisitions and divestitures (continued):

total consideration paid of $364.8 million. The Company funded the acquisition with proceeds from the issuance of a promissory note to a related party on February 28, 2020 and the Company’s revolving credit facility.

The Company determined that the ConocoPhillips acquisition met the criteria of a business combination under ASC Topic 805, Business Combinations. The Company allocated the preliminary adjusted purchase price to the acquired assets and liabilities based on fair value as of the acquisition date, as summarized in the table below. This measurement resulted in no goodwill or bargain purchase gain being recognized.

March 3, 2020
Cash consideration	$364,752

Fair value of assets and liabilities acquired:
Other current assets	$1,996
Proved oil and gas properties:
Proved oil and gas properties	361,463
Unproved oil and gas properties	6,400
PP&E other	8,039

377,898
Asset retirement obligations	(2,651)
Production and other taxes payable	(4,890)
Revenue payable	(5,605)

(13,146)

Total fair value of net assets acquired	$364,752

The Company used the cost, income and market valuation approaches in estimating the fair value of assets acquired and liabilities assumed. The carrying amounts of other current assets, equipment inventory, production and other taxes payable and revenue payable approximate their fair values due to the short-term nature of these items, therefore leveraging the cost approach based on current replacement factors. The fair values of oil inventory and land were determined using the market approach. The market approach utilizes market prices in actual historical transactions of a similar nature. The fair values of the proved and unproved properties, the midstream gas gathering assets, and asset retirement obligations were determined using the income approach. The items were determined using relevant market assumptions, including discount rates, future commodity prices and costs, timing of development activities, projections of oil and gas reserves, and estimates to abandon and reclaim producing wells. The fair value measurements of the assets and liabilities discussed above were based, in part, on significant inputs not observable in the market and thus represent a Level 3 measurement.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

3.	Acquisitions and divestitures (continued):

The following table summarizes quantitative information about the significant unobservable inputs used in the valuation of certain assets and asset groups measured at fair value on a non-recurring basis:

Level 3 unobservable inputs	March 3, 2020
Price:
Oil (per Bbl)	$48 - $77
Gas (per Mcf)	$1.64 - $3.49
NGL (percentage of oil price)	35%
Reserve adjustment factors:
Proved developed producing	100%
Proved undeveloped	85%
Probable	30%
Discount rate	15%

The Company finalized the purchase price equation during the three months ended March 31, 2021.

4.	Accounts receivable:

For receivables from joint interest owners, the Company typically has the ability to withhold future revenue disbursements to recover non-payment of joint interest billings. Generally, the Company’s accrued revenues are collected within two months and the Company has had minimal bad debts. Although diversified among many companies, collectability is dependent upon the financial wherewithal of each individual counterparty and is influenced by the general economic conditions of the industry. Receivables are not collateralized.

Accounts receivable consist of the following:

	March 31, 2021	December 31, 2020
Accrued oil, gas, and NGL production revenue	$62,148	$46,636
Amounts due from joint interest owners	12,646	11,734
Related party notes receivable	926	842
Other receivables	5,047	7,891

	$80,767	$67,103

The Company had minimal activity in bad debt expense for the three months ended March 31, 2021 (2020 – minimal activity) and an accumulated balance for allowance for doubtful accounts of $1.9 million (December 31, 2020 - $1.8 million).

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

5.	Accounts payable and accrued expenses:

Accounts payable and accrued expenses consist of the following:

	March 31, 2021	December 31, 2020
Trade accounts payable	$26,913	$29,576
Accrued capital costs	10,305	20,918
Capital working interest owner prepayments	16,033	33,100
Accrued operating expenses	12,010	12,457
Accrued general and administration	13,291	10,699
Accrued other	415	407

	$78,967	$107,157

6.	Depletion, depreciation and accretion (“DD&A”):

DD&A consisted of the following:

	Three months ended March 31,
	2021	2020
Depletion of oil and gas properties	$38,162	$34,464
Depreciation and accretion	2,014	2,218

	$40,176	$36,682

Depletion of oil and gas properties is computed on the unit-of-production method, whereby capitalized costs plus estimated future development costs are amortized over total proved reserves. Depletion expense was $ 10.31 per BOE and $ 9.96 per BOE for the three months ended March 31, 2021 and 2020, respectively.

7.	Revolving credit facility:

On September 21, 2016, a subsidiary of the Company, Crestone Peak Resources LLC entered into a revolving credit facility (sometimes referred to as the reserve-based loan or “RBL”) with a syndicate of lenders. The RBL is available for working capital requirements, capital expenditures, acquisitions, general business purposes, and to support letters of credit. Certain of Crestone Peak Resources LLC’s assets, together with its subsidiaries’ with the exception of Crestone Peak Resources Watkins Midstream LLC and Crestone Peak Resources Watkins Holdings LLC, including substantially all of the producing wells and developed oil and gas leases, have been designated as collateral under the RBL.

The RBL had an initial borrowing base of $300 million and a maximum commitment of up to $500 million with an initial maturity date of September 21, 2021, which was extended 1.5 years to April 30, 2023 in 2018. The borrowing base under the RBL is determined at the discretion of the lenders based on the value of the proved reserves designated as collateral and its commodity hedges and is subject to regular redeterminations on or about April 15 and October 15 of each year with the next semi-annual redetermination scheduled for on or about April 15, 2021. The borrowing base was increased from $350 million to $525 million in March of 2020 in conjunction with the ConocoPhillips acquisition, and the maximum commitment was also increased to $1.0 billion. The borrowing base was subsequently decreased

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

7.	Revolving credit facility (continued):

to $375 million in June of 2020 and decreased again to $350 million in October of 2020 with no changes to the maximum commitment.

Interest rates under the RBL are based on either the LIBOR or the Alternative Base Rate at Crestone Peak Resources LLC’s option, plus applicable margins of 2.5% to 3.5% or 1.5% to 2.5%, respectively. The fee on the unused amount of the commitment is 0.5%. Applicable margins are based on borrowing base utilization, which is defined as the sum of borrowings and letters of credit as a proportion of the borrowing base. Crestone Peak Resources LLC may issue up to $50 million of letters of credit under the RBL. Letters of Credit incur fees of 2.5% to 3.5%, depending on borrowing base utilization.

The RBL had $252.0 million and $245.0 million in outstanding borrowings as of March 31, 2021 and December 31, 2020, respectively. Crestone Peak Resources LLC had issued letters of credit in the amount of $12.8 million as of both March 31, 2021 and December 31, 2020. The available capacity under the RBL was $85.2 million as of March 31, 2021. The average annualized interest rate incurred on borrowed funds under the RBL was 3.2% and 4.4% for the three months ended March 31, 2021 and 2020, respectively.

The components of interest expense include the following:

	Three months ended March 31,
	2021	2020
Interest costs incurred on borrowed funds	$2,057	$3,599
Interest costs incurred on letters of credit	159	131
Amortization of deferred financing costs	950	499

Interest expense, net	$3,166	$4,229

The RBL originally contained two financial performance covenants requiring Crestone Peak Resources LLC to maintain:

•	A consolidated total debt to EBITDAX ratio of no greater than 4.0 to 1.0; and

•	A ratio of current assets to current liabilities of at least 1.0 to 1.0.

Current assets, as defined in the RBL agreement, are the sum of the consolidated current assets of Crestone Peak Resources LLC, plus the available commitment on the RBL, excluding any non-cash assets arising under ASC 815 and ASC 410. Current liabilities, as defined in the RBL agreement, are the consolidated current liabilities of Crestone Peak Resources LLC, excluding current maturities of long-term debt and any non-cash liabilities arising under ASC 815 and ASC 410.

In conjunction with the March 2020 borrowing base redetermination, the lenders agreed to extend and waive the requirement to have a ratio of current assets to current liabilities of at least 1.0 to 1.0 through quarter ending December 31, 2020.

The lenders consented to Crestone Peak Resources LLC’s waiver request, in exchange for three other financial performance covenant amendments during the waiver period:

(a)

The definition of debt was amended to include any amount by which Crestone Peak Resources LLC’s consolidated current liabilities (excluding current maturities of long-term debt and any non-cash liabilities arising under ASC 815 and ASC 410) exceed the Company’s current assets (excluding any

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

7.	Revolving credit facility (continued):

non-cash assets arising under ASC 815 and ASC 410 but not including the available commitment on the RBL);

(b)	A consolidated interest coverage ratio was added, requiring the ratio of EBITDAX to interest expense on a trailing four quarter basis to be at least 3.0 to 1.0; and

(c)	Crestone Peak Resources LLC shall maintain a consolidated total debt to EBITDAX ratio of no greater than 3.5 to 1.0.

Subsequent to quarter end, in May of 2021, Crestone Peak Resources LLC’s borrowing base on the RBL was reaffirmed at $350 million and will remain in effect until the next determination period pursuant to the terms of the credit agreement. As part of the redetermination process, a continuation of the current ratio waiver was granted by the bank group through the three months ended March 31, 2021. Then, on June 4, 2021, the current ratio waiver was further extended for each quarter through the year ending December 31, 2021. The most recent extension of the current ratio waiver provided by the bank group was approved on the condition that Crestone executes an acceptable merger agreement on or before June 30, 2021. The Company executed a merger agreement on June 6, 2021. See Note 13 Subsequent Events for further discussion on the merger. The next redetermination is expected to be on or around October 15, 2021.

The RBL also contains certain additional customary negative covenants that, among other things, restrict Crestone Peak Resources LLC’s, together with its subsidiaries’, ability to incur additional debt, grant liens on its assets, make investments, sell assets, engage in business combinations, pay dividends, and enter into hedge agreements. Accordingly, the net assets of Crestone Peak Resources, LLC as of March 31, 2021 of $252 million are restricted in their ability to be transferred from Crestone Peak Resources, LLC.

Crestone Peak Resources LLC, together with its subsidiaries is in compliance with its loan covenants and related bank waivers, as outlined above, and expects to remain in compliance throughout the next 12-month period.

8.	Commodity derivative instruments:

Crestone Peak Resources LLC, has entered into commodity derivative instruments, as described below. The Company’s commodity derivative instruments include swaps and costless collars. The Company’s derivative strategy, including the volumes and commodities covered and the relevant fixed and market prices, is based in part on the Company’s view of expected future market conditions, the Company’s capital spending plans, and the Company’s analysis of well-level economic returns. The Company’s use of derivative contracts is subject to limits set forth in the RBL.

Swaps are derivative contracts which obligate two counterparties to effectively trade the underlying commodity at a set price (or index price) over a specified term. Swaps do not require a premium payment. The costless collars also do not require a premium payment and are used to establish a floor and ceiling price on anticipated commodity production.

Crestone Peak Resources LLC may, from time to time, add incremental derivatives to cover additional production, restructure existing derivative contracts, or enter into new transactions to modify the terms of current contracts in order to realize the current value of Crestone Peak Resources LLC’s existing positions. Crestone Peak Resources LLC does not enter into derivative contracts for speculative purposes and is prohibited from doing so per the terms of the RBL agreement.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

8.	Commodity derivative instruments (continued):

The use of derivatives involves the risk that the counterparties to such instruments will be unable to meet the financial terms of such contracts. Crestone Peak Resources LLC’s derivative contracts are currently with counterparties which are current or former lenders in the RBL. Crestone Peak Resources LLC is not required to make cash margin payments because the counterparties are secured by certain of the Company’s assets which have been designated as collateral under the RBL. Crestone Peak Resources LLC has netting arrangements with the counterparties that provide for the offset of payables against receivables from separate derivative arrangements with the counterparty in the event of contract termination. The derivative contracts may be terminated by a non-defaulting party in the event of default by the other party to the agreement. Crestone Peak Resources LLC’s derivative instruments do not contain credit-risk related contingent features.

Crestone Peak Resources LLC’s commodity derivative instruments are measured at fair value and are included in the accompanying condensed consolidated balance sheets as commodity derivative assets or liabilities. Unrealized gains and losses are recorded based on the changes in the fair values of the derivative instruments. The Company’s cash flow is only impacted when settlements under commodity derivative contracts result in it making a payment to, or receiving a payment from, the counterparty. Actual cash settlements can occur at either the scheduled payment date of the contract or at an earlier date if the contract is liquidated prior to its scheduled maturity. These cash settlements under the commodity derivative contracts are reflected as operating activities in the Company’s condensed consolidated statements of cash flows.

The Company’s commodity derivative contracts as of March 31, 2021 are summarized below:

Settlement Period	Derivative Instrument	Volume (Bbls per day)	Price ($/Bbl)
Crude Oil - NYMEX WTI:

Jan 1, 2021 - Dec 31, 2021	Swap	12,947	$50.70
Jan 1, 2021 - Dec 31, 2021	Put	500	50.00
Jan 1, 2021 - Dec 31, 2021	Call	500	58.00
Jan 1, 2022 - Dec 31, 2022	Swap	8,856	43.27
Jan 1, 2023 - Dec 31, 2023	Swap	6,386	43.85
Jan 1, 2024 - Dec 31, 2024	Swap	4,600	44.98
Jan 1, 2025 - Dec 31, 2025	Swap	3,698	44.21

Settlement Period	Derivative Instrument	Volume (Mmbtu per day)	Price ($/Mmbtu)
Natural Gas - NYMEX Henry Hub:

Jan 1, 2021 - Dec 31, 2021	Swap	69,500	$2.70
Jan 1, 2021 - Dec 31, 2021	Basis Swap	30,000	(0.58)
Jan 1, 2022 - Dec 31, 2022	Swap	53,300	2.77
Jan 1, 2023 - Dec 31, 2023	Swap	43,600	2.51
Jan 1, 2024 - Dec 31, 2024	Swap	29,800	2.57

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

8.	Commodity derivative instruments (continued):

Settlement Period	Derivative Instrument	Volume (Bbls per day)	Price ($/Bbl)
NGL - Mont Belvieu:

Jan 1, 2021 - Dec 31, 2021	Swap	5,500	$20.55
Jan 1, 2022 - Dec 31, 2022	Swap	4,000	20.22

Offsetting of derivative assets and liabilities:

As of March 31, 2021 and December 31, 2020, all derivative instruments held by the Company through Crestone Peak Resources LLC were subject to enforceable master netting arrangements. In general, the terms of Crestone Peak Resources LLC’s agreements provide for offsetting of amounts payable or receivable between Crestone Peak Resources LLC and the counterparty, at the election of either party, for transactions that occur on the same date and in the same currency. Crestone Peak Resources LLC’s agreements also provide that, in the event of an early termination, each party has the right to offset amounts owed or owing under that and any other agreement with the same counterparty. Derivative positions eligible for netting are presented on a gross basis on the accompanying consolidated balance sheets. The Company’s accounting policy is to not offset these positions in its accompanying consolidated balance sheets.

The following table provides a reconciliation as of March 31, 2021 and December 31, 2020 between the net assets and liabilities reflected on the accompanying condensed consolidated balance sheets and the potential effect of master netting arrangements on the fair value of the Company’s derivative contracts:

	As of March 31, 2021
Balance Sheet Location	Gross amounts presented on consolidated balance sheet	Effect of master netting agreements	Net amounts
Financial assets:
Current	$9,882	$(9,882)	$—
Non-current	20,486	(20,468)	—

Total	$30,368	$(30,350)	$—

Financial liabilities:
Current	$(75,177)	$9,882	$(65,295)
Non-current	(80,547)	20,468	(60,079)

Total	$(155,724)	$30,350	$(125,374)

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

8.	Commodity derivative instruments (continued):

	As of December 31, 2020
Balance Sheet Location	Gross amounts presented on consolidated balance sheet	Effect of master netting agreements	Net amounts
Financial assets:
Current	$21,066	$(21,066)	$—
Non-current	20,828	(20,828)	—

Total	$41,894	$(41,894)	$—

Financial liabilities:
Current	$(22,989)	$21,066	$(1,923)
Non-current	(36,078)	20,828	(15,250)

Total	$(59,067)	$41,894	$(17,173)

The amount of (loss) gain recognized in the condensed consolidated statements of operations related to derivative financial instruments was as follows:

	Three months ended March 31,
	2021	2020
Realized (loss) gain on commodity derivatives	$(15,368)	$22,547
Unrealized (loss) gain on commodity derivatives	(108,183)	350,470

Commodity derivative (loss) gain	$(123,551)	$373,017

9.	Fair value measurements:

FASB ASC Topic 820, Fair Value Measurement, establishes a hierarchy for inputs used in measuring fair value for financial assets and liabilities that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurable date

•

Level 2: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

•	Level 3: Inputs are unobservable for the asset or liability

The financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

9.	Fair value measurements (continued):

measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis by level within the fair value hierarchy:

March 31, 2021	Level 1	Level 2	Level 3	Total
Assets:
Commodity derivatives	$—	$30,368	$—	$30,368
Liabilities:
Commodity derivatives	—	155,724	—	155,724

December 31, 2020	Level 1	Level 2	Level 3	Total
Assets:
Commodity derivatives	$—	$41,894	$—	$41,894
Liabilities:
Commodity derivatives	—	59,067	—	59,067

The Company uses Level 2 inputs to measure the fair value of commodity derivatives. The Company derives internal valuation estimates taking into consideration forward commodity price curves, counterparties’ credit ratings, the Company’s credit rating, and the time value of money. These valuations are then compared to the respective counterparties’ mark-to-market statements. The considered factors result in an estimated exit-price that management believes provides a reasonable and consistent methodology for valuing derivative instruments. The commodity derivative instruments utilized by the Company are not considered by management to be complex, structured, or illiquid. The oil, gas, and NGL commodity derivative markets are highly active.

The fair value measurements of assets acquired and liabilities assumed are measured on a nonrecurring basis. Refer to Note 3 – Acquisitions and Divestitures for additional information on the fair value of assets acquired during the first quarter of 2020. Assets acquired and liabilities assumed under transactions that meet the criteria of a business combination under ASC Topic 805, Business Combinations are recorded at fair value on the acquisition date using an income valuation technique based on inputs that are not observable in the market and therefore represent Level 3 inputs. Significant inputs to the valuation of acquired oil and gas properties include estimates of: (i) reserves; (ii) production rates; (iii) future operating and development costs; (iv) future commodity prices, including price differentials; (v) future cash flows; and (vi) a market participant-based weighted average cost of capital rate. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation. The ConocoPhillips Acquisition closed on March 3, 2020, and therefore, was not recorded at fair value as of March 31, 2020.

10.	Commitments and contingencies:

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount of the loss, or range of loss, can be reasonably estimated. In addition, the Company discloses matters for which the Company believes a material loss is reasonably possible. In the opinion of management, the results of such pending litigation and claims is not likely to have a material effect on the results of operations, financial position, or cash flows of the Company.

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

10.	Commitments and contingencies (continued):

As of March 31, 2021, the Company had contractual oil and NGL volume delivery commitments with third parties with an aggregate minimum delivery commitment of 2.5 MMBbl of oil and 0.7 MMBbl of NGLs through the remainder of the year. In the event of a delivery shortfall, the Company would make periodic deficiency payments to the third parties. If the Company did not deliver any volumes under these delivery commitments, the Company would expect to incur $9.4 million in deficiency fees over the next nine months and an additional $11.7 million through 2025. The Company delivered in excess of all minimum volume commitments during the three months ended March 31, 2021 and 2020, and the Company does not expect shortfalls within the Company’s delivery commitments going forward. The Company also engages in dedicated lease volume commitments for certain producing properties and facilities with third parties, none of which include minimum volume commitments.

The Company has the following other commitments as of March 31, 2021:

	Expected Future Payments
(Undiscounted)	2021	2022	2023	2024	2025	Thereafter	Total
Drilling and field services	$6,888	$998	$867	$867	$867	$—	$10,487
Information technology	1,094	1,312	452	—	—	—	2,858
Operating leases	1,408	1,656	446	41	—	—	3,551

Total	$9,390	$3,966	$1,765	$908	$867	$—	$16,896

Expected future payments for drilling and field services are primarily related to the purchase orders for tubular goods as well as drilling rig and well stimulation contracts in 2021. The commitments for information technology contracts represent contractual obligations related to information technology services. Cancellation of certain information technology contracts may require cancellation fees up to 25% of the remaining value on the contract. The Company is committed under various operating lease agreements primarily related to the Company’s corporate and field offices and automobile fleet program. The provisions of these lease agreements provide for renewal options and include minimum lease payments under the terms of non-cancelable operating leases. The Company had issued letters of credit in the amount of $12.8 million as of March 31, 2021.

11.	Related party transactions:

(a)	Related party notes:

Between July 28, 2016 and February 28, 2020, the Company issued a series of notes to CPPIB Crestone Peak Resources Canada Inc., the sole shareholder of the Company. A summary of terms of the notes payable outstanding as of March 31, 2021 and December 31, 2020 are as follows:

(i)

Series A 5.2% Note was entered on July 28, 2016, for an aggregate principal amount of $115.9 million. The principal amount bears interest at 5.2% annually. Under the terms of the note, interest accrues and is added to the principal balance through July 28, 2022. Subsequent to this date interest is required to be paid in cash. Any unpaid principal and unpaid accrued interest are due July 27, 2026, the maturity date. Any accrued and unpaid interest increases the principal amount of the note and bears interest at 5.2% annually.

(ii)	Series B 5.5% Note was entered on July 28, 2016, for an aggregate principal amount of $148.1 million. The principal amount bears interest at 5.5% annually. Under the terms of the note,

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

11.	Related party transactions (continued):

interest accrues and is added to the principal balance through July 28, 2022. Subsequent to this date interest is required to be paid in cash. Any unpaid principal and unpaid accrued interest are due July 27, 2028, the maturity date. Any accrued and unpaid interest increases the principal amount of the note and bears interest at 5.5% annually.

(iii)

Series C 4.3% Note was entered on July 28, 2016, for an aggregate principal amount of $50 million. The principal amount bears interest at 4.3% annually. Under the terms of the original note, all interest is accrued and added to the principal balance, which under the original note were due July 27, 2021, the original maturity date. Any accrued and unpaid interest increases the principal amount of the note and bears interest at 4.3% annually. On June 30, 2021, prior to the issuance of the 2020 annual financial statements, the Company and CPPIB Crestone Peak Resources Canada Inc. entered into an amendment to the Series C Note which extended the maturity date of the principal and related accrued interest to July 27, 2022. Accordingly, the related balances are reflected as noncurrent at March 31, 2021 and December 31, 2020 within the condensed consolidated balance sheets.

(iv)

Series E 5.6% Note was entered on October 31, 2018 for an aggregate principal amount of $45.7 million. The principal amount bears interest at 5.6% annually. Any unpaid principal and unpaid accrued interest are due on the maturity date of October 30, 2030.

(v)

An unsecured promissory note was entered on February 28, 2020 for an aggregate principal amount of $273.3 million. The principal amount bears interest at 6.0% annually. In lieu of paying accrued and unpaid interest in cash on the interest payment date, the Company may at its option, add such interest to the principal amount of the loan as of the interest payment date, which shall thereafter be deemed principal bearing interest at 6.0% annually. Any unpaid principal and unpaid accrued interest are due on the maturity date of February 28, 2030.

As at March 31, 2021 and December 31, 2020, $738.7 million and $728.8 million is included in due to related party on the consolidated balance sheets in connection with the notes respectively, including accrued interest. For the three-month periods ended March 31, 2021 and March 31, 2020, the Company has recorded approximately $9.9 million and $6.9 million, respectively, in interest expense related to the notes in the condensed consolidated statements of operations.

(b)	Due from related party

(i)

On June 27, 2018, Crestone Peak Resources LLC (herein referred to as “Lender”) entered into a loan agreement with a related party (“Borrower”), who is an Executive Officer of Crestone Peak Resources. The Lender will advance amounts under this loan agreement to fund Borrower’s capital commitment regarding Class A unit partnership interest of Crestone Peak Resources LP, but not to exceed $1.8 million in aggregate. The Lender’s initial advance in connection with the Borrower’s subscription agreement was $0.9 million (unaudited). The loan agreement repayment, including any unpaid principal and interest, becomes due on the later of December 31, 2028 or ten years from the last advance by the Lender. Interest accrues at 3.04% per annum, compounding annually, on the balance of unpaid principal. Borrower can make optional prepayments at any time while noting certain mandatory prepayments would be triggered related to various after-tax proceeds scenarios involving cash, marketable securities, severance, or bonus distributions. The Borrower made a loan repayment on December 29, 2020 for $0.1 million, reducing accrued interest to zero as of March 31, 2021 and December 31, 2020. The Company recorded

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

Notes to Condensed Consolidated Financial Statements (continued)

(In thousands of United States dollars)

Three months ended March 31, 2021 and 2020 (Unaudited)

11.	Related party transactions (continued):

$0.8 million in accounts receivable as of March 31, 2021 and December 31, 2020 in connection with the loan. No additional related party advances were made during the three-month period ended March 31, 2021 and the year ended December 31, 2020, whether on the existing loan or related to any new loans.

(ii)	As at March 31, 2021 there was approximately $0.1 million due from CPPIB Crestone Peak Resources Canada Inc. and recorded in accounts receivable (December 31, 2020- nil).

12.	Supplemental schedule of information to the consolidated statements of cash flows:

The following table supplements the cash flow information presented in the consolidated financial statements for the periods presented:

	Three months ended March 31,
	2021	2020
Cash interest paid	$2,168	$3,231
Non-cash operating activities:
Production taxes payable	—	11,203
Non-cash investing activities:
Capital expenditure accounts payables and accruals	1,549	23,104

13.	Subsequent events:

The Company has evaluated subsequent events through July 2, 2021, the date the condensed consolidated financial statements were issued. Based on this evaluation, it was determined that other than as discussed below and within Note 11, no subsequent events occurred that require recognition or additional disclosure in the financial statements.

On June 6, 2021, the Company entered into an Agreement and Plan of Merger, in which the Company will be merged into a third-party Colorado DJ Basin energy producer. The merger is expected to close in the third quarter of 2021.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Bonanza Creek is organized under the laws of Delaware. Bonanza Creek’s third amended and restated certificate of incorporation provides that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in Bonanza Creek’s third amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Bonanza Creek’s fourth amended and restated bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Bonanza Creek’s third amended and restated certificate of incorporation also contains indemnification rights for its directors and officers. Specifically, Bonanza Creek’s fourth amended and restated bylaws provides that it shall indemnify its officers and directors to the fullest extent authorized by the DGCL. Further, Bonanza Creek may maintain insurance on behalf of its officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

Bonanza Creek has obtained directors’ and officers’ insurance to cover its directors, officers and some of its other employees for certain liabilities.

Bonanza Creek has entered into written indemnification agreements with its directors and executive officers. Under these agreements, if an officer or director makes a claim of indemnification to Bonanza Creek, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) Bonanza Creek to indemnify the officer or director.

The general effect of the foregoing is to provide indemnification to officers and directors for liabilities that may arise by reason of their status as officers or directors, other than liabilities arising from willful or intentional misconduct, acts or omissions not in good faith, unlawful distributions of corporate assets or transactions from which the officer or director derived an improper personal benefit.

In connection with the Extraction merger, Bonanza Creek and the Extraction surviving company have agreed to, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Bonanza Creek or Extraction, as applicable, immediately prior to May 9, 2021, each person who is now, or has been at any time prior to May 9, 2021 or who becomes, prior to the Extraction effective time, an officer, director of Bonanza Creek or Extraction or any of their respective subsidiaries or who acts as a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Bonanza Creek or Extraction, in each case, when acting in such capacity (whom are referred to herein as the “Extraction indemnified persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened proceeding to which such Extraction indemnified person is a party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was an officer or director of Bonanza Creek or Extraction or any of their respective subsidiaries, a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Bonanza Creek or Extraction or is or was serving at the request of Bonanza Creek or Extraction or any of their respective subsidiaries as an officer, director, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Extraction effective time and whether asserted or claimed prior to, but not after, the Extraction effective time (which liabilities are referred to herein as “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Extraction merger agreement or the transactions, in each case to the fullest extent permitted under applicable law (and Bonanza Creek and the Extraction surviving company will, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of Extraction’s regularly engaged legal counsel or other counsel satisfactory to Bonanza Creek and the Extraction surviving company, in advance of the final disposition of any such proceeding to each Extraction indemnified person to the fullest extent permitted under applicable law).

Until the six-year anniversary date of the Extraction effective time, neither Bonanza Creek nor the Extraction surviving company will amend, repeal or otherwise modify any provision in the organizational documents of the Extraction surviving company or its subsidiaries in any manner that would affect (or manage the Extraction surviving company or its subsidiaries, with the intent to or in a manner that would affect) adversely the rights of any Extraction indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Bonanza Creek and the Extraction surviving company and its subsidiaries will fulfill and honor any indemnification, expense advancement, or exculpation agreements between Bonanza Creek, Extraction or any of their respective subsidiaries and any of their respective officers, directors existing and in effect immediately prior to the Extraction effective time.

Bonanza Creek and the Extraction surviving company will cause to be put in place, and Bonanza Creek will fully prepay immediately prior to the Extraction effective time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the Extraction effective time (which is referred to herein as the “Extraction tail period”) from an insurance carrier with the same or better credit rating as Bonanza Creek’s or Extraction’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Bonanza Creek’s or Extraction’s existing policies, as applicable, subject to a premium cap, with respect to matters, acts or omissions existing or occurring at, prior to, or after the Extraction effective time.

Additionally, Bonanza Creek and the Crestone surviving company have agreed to, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Bonanza Creek or Crestone Peak, as applicable, immediately prior to June 6, 2021, each person who is now, or has been at any time prior to June 6, 2021 or who becomes, prior to the Merger Sub 1 merger effective time, an officer, director of Bonanza Creek or Crestone Peak or any of their respective subsidiaries or who acts as a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Bonanza Creek or Crestone Peak, in each case, when acting in such capacity (whom are referred to herein as the “Crestone indemnified persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened proceeding to which such Crestone indemnified person is a party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was an officer or director of Bonanza Creek or Crestone Peak or any of their respective subsidiaries, a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Bonanza Creek or Crestone Peak or is or was serving at the request of Bonanza Creek, Crestone Peak or any of their respective subsidiaries as an officer, director, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Merger Sub 1 merger effective time and whether asserted or claimed prior to, but not after, the Merger Sub 1 merger effective time (which liabilities are referred to herein as “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Crestone Peak merger agreement or the transactions, in each case to the fullest extent permitted under applicable law (and Bonanza Creek and the Crestone surviving company will, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of Crestone Peak’s regularly engaged legal counsel or other counsel satisfactory to Bonanza Creek and the Crestone surviving company, in advance of the final disposition of any such proceeding to each Crestone indemnified person to the fullest extent permitted under applicable law).

Until the six-year anniversary date of the Merger Sub 1 merger effective time, neither Bonanza Creek nor the Crestone surviving company will amend, repeal or otherwise modify any provision in the organizational documents of the Crestone surviving company or its subsidiaries in any manner that would affect (or manage the Crestone surviving company or its subsidiaries, with the intent to or in a manner that would affect) adversely the rights of any Crestone indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Bonanza Creek and the Crestone surviving company and its subsidiaries will fulfill and honor any indemnification, expense advancement, or exculpation agreements between Bonanza Creek, Crestone Peak or any of their respective subsidiaries and any of their respective officers, directors existing and in effect immediately prior to the Merger Sub 1 merger effective time.

Bonanza Creek and the Crestone surviving company will cause to be put in place, and Bonanza Creek will fully prepay immediately prior to the Merger Sub 1 merger effective time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the Merger Sub 1 merger effective time (which is referred to herein as the “Crestone tail period”) from an insurance carrier with the same or better credit rating as Bonanza Creek’s or Crestone Peak’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Bonanza Creek’s or Crestone Peak’s existing policies, as applicable, subject to a premium cap, with respect to matters, acts or omissions existing or occurring at, prior to, or after the Merger Sub 1 merger effective time.

Item 21.	Exhibits and Financial Statement Schedules.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is hereby incorporated by reference.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes as follows:

(a)	The undersigned registrant hereby undertakes:

1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which,

individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.

to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

5)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.    any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.    the portion of any other free writing prospectus relating to the offering containing material in-formation about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.    any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    That, for the purpose of determining liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d)    The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(g)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description

2.1±	Agreement and Plan of Merger, dated as of May 9, 2020, by and between Bonanza Creek Energy, Inc., Raptor Eagle Merger Sub, Inc. and Extraction Oil & Gas, Inc. (included as Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

2.2±	Agreement and Plan of Merger, dated as of June 6, 2021, by and among Bonanza Creek Energy, Inc., Raptor Condor Merger Sub 1, Inc., Raptor Condor Merger Sub 2, LLC, Crestone Peak Resources LP, CPPIB Crestone Peak Resources America Inc., Crestone Peak Resources Management LP and Extraction Oil & Gas, Inc. (included as Annex F to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

Exhibit No.	Description

3.1	Third Amended and Restated Certificate of Incorporation of Bonanza Creek Energy, Inc., dated as of April 28, 2017 (incorporated by reference to Exhibit 3.1 to Bonanza Creek Energy, Inc.’s Registration Statement on Form 8-A, File No. 001-35371, filed with the SEC on April 28, 2017).

3.2	Fourth Amended and Restated Bylaws of Bonanza Creek Energy, Inc., dated as of April 28, 2017 (incorporated by reference to Exhibit 3.2 to Bonanza Creek Energy, Inc.’s Registration Statement on Form 8-A, File No. 001-35371, filed with the SEC on April 28, 2017).

3.3	Certificate of Designations of Series A Junior Participating Preferred Stock of Bonanza Creek Energy, Inc. (incorporated by reference to Exhibit 3.1 to Bonanza Creek Energy, Inc.’s Current Report on Form 8-K, File No. 001-35371, filed with the SEC on November 9, 2020).

4.1	Registration Rights Agreement, dated May 9, 2021, by and between Bonanza Creek Energy, Inc. and Kimmeridge Chelsea, LLC (included as Annex D to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

4.2	Form of Registration Rights Agreement, by and between Bonanza Creek Energy, Inc. and the Initial Holders (included as Annex I to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

4.3	Tax Benefits Preservation Plan, dated as of November 9, 2020, by and between Bonanza Creek Energy, Inc. and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 of Bonanza Creek’s Current Report on Form 8-K filed November 9, 2020).

5.1*	Opinion of Vinson & Elkins LLP regarding the validity of the securities being registered.

8.1*	Opinion of Kirkland & Ellis LLP regarding certain U.S. federal income tax matters.

10.1	Amended and Restated Voting Agreement, dated as of June 6, 2021 and effective as of May 9, 2021, by and between Bonanza Creek Energy, Inc., Kimmeridge Energy Management, LLC and Extraction Oil & Gas, Inc. (included as Annex E to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

10.2	Support Agreement, dated as of June 6, 2021, by and among Bonanza Creek Energy, Inc., CPPIB Crestone Peak Resources Canada Inc., and CPPIB Crestone Peak Resources America Inc. (included as Annex H to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

23.1	Consent of Deloitte & Touche LLP relating to Bonanza Creek Energy, Inc.

23.2	Consent of Grant Thornton LLP relating to Bonanza Creek Energy, Inc.

23.3	Consent of Deloitte & Touche LLP relating to HighPoint Resources Corporation

23.4	Consent of PricewaterhouseCoopers LLP relating to Extraction Oil & Gas, Inc.

23.5	Consent of Deloitte & Touche LLP relating to CPPIB Crestone Peak Resources America Inc.

23.6*	Consent of Vinson & Elkins LLP (included in Exhibit 5.1).

23.7*	Consent of Kirkland & Ellis LLP (included in Exhibit 8.1).

23.8	Consent of Netherland, Sewell & Associates, Inc. relating to Bonanza Creek Energy, Inc.

23.9	Consent of Ryder Scott Company, L.P. relating to Bonanza Creek Energy, Inc.

23.10	Consent of Netherland, Sewell & Associates, Inc. relating to HighPoint Resources Corporation

23.11	Consent of Ryder Scott Company, L.P. relating to Extraction Oil & Gas, Inc.

23.12	Consent of Netherland, Sewell & Associates, Inc. relating to CPPIB Crestone Peak Resources America Inc.

24.1	Power of Attorney (included on the signature page to this Registration Statement on Form S-4).

Exhibit No.	Description

99.1*	Form of Proxy Card for Special Meeting of Bonanza Creek Energy, Inc.

99.2*	Form of Proxy Card for Special Meeting of Extraction Oil & Gas, Inc.

99.3	Consent of J.P. Morgan Securities LLC.

99.4	Consent of Petrie Partners Securities, LLC.

99.5	Report of Independent Petroleum Engineers, Netherland, Sewell & Associates, Inc., as to reserves of Crestone Peak Resources LLC as of December 31, 2020.

±

Certain schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Bonanza Creek agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on July 13, 2021.

BONANZA CREEK ENERGY, INC.

By:	/s/ Eric T. Greager
Name: Eric T. Greager
Title: President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Eric T. Greager, Brant H. DeMuth, Cyrus D. Marter IV, and Sandra K. Garbiso, and each of them severally, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution, on his or her behalf, in any and all capacities, to sign this registration statement and any and all amendments (including post effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and to perform and do any and all acts and things whatsoever that any such attorney-in-fact or substitute may deem necessary or advisable to be performed or done in connection with any or all of the matters described in these resolutions, as fully as such officer or director might or could do if personally present and acting.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on July 13, 2021.

Name	Title

/s/ Eric T. Greager	President and Chief Executive Officer; Director
Eric T. Greager	(Principal Executive Officer)

/s/ Brant H. DeMuth	Executive Vice President and Chief Financial Officer
Brant H. DeMuth	(Principal Financial Officer)

/s/ Sandra K. Garbiso	Vice President and Chief Accounting Officer
Sandra K. Garbiso	(Principal Accounting Officer)

/s/ Brian Steck	Chairman of the Board
Brian Steck

/s/ Carrie L. Hudak	Director
Carrie L. Hudak

/s/ Paul Keglevic	Director
Paul Keglevic

/s/ James E. Craddock	Director
James E. Craddock

Name	Title

/s/ Audrey Robertson	Director
Audrey Robertson

/s/ Jeffrey E. Wojahn	Director
Jeffrey E. Wojahn